UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

2022 Universal Registration Document

1Presentation of the Group and its activities

1.1 Overview

1.2 Business model, market and strategy

1.3 Significant events

1.4 Operating activities

1.5 Orange’s networks

1.6 Research and Development

1.7 Regulation of telecommunication activities

2Risk factors and business control framework

2.1 Risk factors

2.2 Activity and risk management framework

3Financial report

3.1 Review of the Group’s financial position and results

3.2 Recent events and financial objectives

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.5 Statutory Auditors

4Non-financial performance

4.1 Prioritization of CSR challenges

4.2 Environment

4.3 The Group’s human capital

4.4 Breach of ethics rules

4.5 Orange’s social commitment

4.6 Suppliers and subcontractors

4.7 Duty of vigilance

4.8 Report by one of the Statutory Auditors

5Corporate Governance

5.1 Composition of management and supervisory bodies

5.2 Operation of the management and supervisory bodies

5.3 Reference to a Code of Corporate Governance

5.4 Compensation and benefits paid to Directors, Officers and Senior Management

6Shareholder Base and Shareholders’ Meeting

6.1 Share capital

6.2 Major shareholders

6.3 Dividend distribution policy

6.4 Statutory information on shares and Shareholders’ Meetings

6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

6.6 Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

6.7 Statutory Auditors’ Reports on resolutions and related party agreements

7Additional information

7.1 Company identification

7.2 Glossaries

7.3 Cross-reference tables

2022 Universal Registration Document

including the Annual Financial Report

I hereby certify, that the information in this Universal Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report, whose cross-reference table indicating its content is included on page 471 of this Universal Registration Document, presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation, and describes the main risks and uncertainties to which they are exposed.

I have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Registration Document relating to the financial position and statements and that they have read this document in its entirety.

The Statutory Auditors have reviewed the historical financial information in this document and have issued reports, included on pages 292 et seq.

Issy-les-Moulineaux, March 29, 2023

Chief Executive Officer

Christel Heydemann

The Universal Registration Document was filed on March 29, 2023 , with the AMF as the competent authority under Regulation (EU) 2017-1129, without prior approval in accordance with Article 9 of said regulation.

The Universal Registration Document can be used for the purpose of offering financial securities to the public or admitting financial securities for trading on a regulated market, if it is supplemented by an offering circular relating to the securities and, where applicable, a summary and all amendments made to the Universal Registration Document. The document thus supplemented is approved by the AMF in accordance with Regulation (EU) No. 2017-1129.

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

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Reports included in the Universal Registration Document

This Universal Registration Document includes:

−    the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

−    the Management Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

−    the Corporate Governance Report of the Board of Directors, prepared pursuant to Article L. 225-37 of the French Commercial Code.

Cross-reference tables between the information legally required in these reports and the content of this document are provided in Section 7.3 Cross-reference tables.

Information incorporated by reference

Pursuant to Article 19 of Regulation (EU) 2017-1129, the following information is incorporated by reference in this Universal Registration Document:

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 82 to 294 of Registration Document D. 22-0222;

−    the consolidated financial statements, the annual financial statements and the corresponding audit reports, the analysis of the Group’s financial position and earnings as well as other information on the Company’s financial statements are provided on pages 86 to 290 of Registration Document D. 21-0137.

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Forward-looking statements

This document contains forward-looking statements, including in Sections 1.2 Business model, market and strategy, 1.4 Operating activities, 3.1 Review of the Group’s financial position and results (in particular in Sections 3.1.1 Overview) and 3.2.2 Financial objectives.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there can be no assurance that the anticipated events will occur or that the objectives set out will actually be achieved.

The important factors that could cause Orange’s actual results to differ materially from the objectives set out are described in Section 2.1 Risk factors. Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

Documents available

Copies of the Universal Registration Document are available from Orange at its registered office.

This document, as well as Registration Documents No D. 21-0137 and D. 22-0222, some of whose information is incorporated by reference in this document, are also available on Orange’s website www.orange.com, under the heading Finance/Regulated information and on the AMF website: www.AMF-france.org.

Pursuant to Delegated Regulation (EU) No. 2019/815 of December 17, 2018, Orange’s Universal Registration Document is published in the European Single Electronic Format (xHTML). The consolidated financial statements and their notes are subject to tags using the XBRL markup language specified in the annex to the regulation.

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 111, quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.

In addition, Orange’s Bylaws are available on www.orange.com, under the heading Group/Documentation links to Governance.

Orange’s consolidated financial statements for the last three fiscal years are also available on the www.orange.com website under the Finance/Results (www.orange.com/resultats-consolides) heading and at www.info-financiere.fr.

In this document, unless otherwise indicated, the terms the "Company" and "Orange SA" refer to Orange, société anonyme (French public limited company), and the terms "Orange," the "Group" and the "Orange Group" refer to the Company together with its consolidated subsidiaries.

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1.       Presentation of the Group and its activities

1.1 Overview

1.1.1 Group’s main footprint and key figures

1.1.2 Organizational structure

1.1.3 History

1.2 Business model, market and strategy

1.2.1 Business model

1.2.2 Key changes in the telecom services market

1.2.3 The Orange group strategy

1.3 Significant events

1.4 Operating activities

1.4.1 France

1.4.2 Europe

1.4.3 Africa & Middle East

1.4.4 Enterprise

1.4.5 Totem

1.4.6 International Carriers & Shared Services

1.4.7 Mobile Financial Services

1.5 Orange’s networks

1.5.1 Access networks

1.5.2 National transmission and IP transport and control networks

1.5.3 International networks

1.5.4 Network resilience

1.6 Research and Development

1.6.1 Research and innovation

1.6.2 Intellectual Property and Licensing

1.6.3 Capital investment

1.7 Regulation of telecommunication activities

1.7.1 European Union

1.7.2 France

1.7.3 Spain

1.7.4 Poland

1.7.5 Other EU countries where the Orange group operates

1.7.6 Other non-EU countries where the Orange group operates

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This chapter contains forward-looking statements about Orange, particularly in Sections 1.2 Business model, market and strategy and 1.4 Operating activities. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

1.1     Overview

Orange is one of the world’s leading telecommunications operators with revenue of 43.5 billion euros in 2022 and 136,000 employees worldwide at December 31, 2022, including 75,000 in France. The Group has a total customer base of 287 million customers worldwide at December 31, 2022, including 242 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business. In February 2023, the Group presented its strategic plan Lead the future, built on a new company model and guided by responsibility and efficiency. Lead the future capitalizes on network excellence to reinforce Orange’s leadership in service quality.

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Orange’s purpose is to be the trusted partner that gives everyone the keys to a responsible digital world.

1.1.1      Group’s main footprint and key figures

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Financial performance

Revenues

43.5 billion euros

(+2.2% vs 2021,
+0.6% on a comparable basis)

France
€17,983 m
Europe
€10,962 m
Africa and Middle East
€6,918 m
Enterprise
€7,930 m
Totem
€685 m
International carriers
and Shared services €1,540 m
Eliminations €(2,547) m

EBITDAaL [1]

13.0 billion euros

(+3.2% vs 2021,
+2.5% on a comparable basis)

France
€6,645 m
Europe
€2,772 m
Africa and Middle East
€2,584 m
Enterprise
€804 m
Totem
€371 m
International carriers
and Shared services €(96) m
Mobile Financial Services
€(118) m
Eliminations €1 m

Operating income

4.8 billion euros

(+90.4% vs 2021)

France
€3,361 m
Europe
€(177) m
Africa and Middle East
€1,665 m
Enterprise
€317 m
Totem
€252 m
International carriers
and Shared services €(417) m
Mobile Financial Services
€(200) m
Eliminations €1 m

Organic cash flow from telecom activities [1]

3.1 billion euros

(+27.4% vs 2021)

Net cash provided by operating telecom activities

11.9 billion euros

(+2.4% vs 2021)

Clients

Non-Financial performance

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1.1.2      Organizational structure

Orange SA is the parent company of the Orange group and also carries the bulk of the Group’s activities in France.

The list of the main consolidated entities of the Orange group at December 31, 2022 is provided in Note 20 to the consolidated financial statements (Section 3.3).

The Group’s organizational structure (implemented in February 2023) is reflected in the composition of the Executive Committee (see Section 5.1.3).

Geographical divisions • Orange France • Orange Europe (excluding France) • Orange Africa and Middle East (MEA)	Cross-cutting divisions • Orange Business • Orange Cyberdefense • Orange Wholesale (1) • Content • Mobile Financial Services

Cross-cutting functions

•         Communication

•         Corporate Social Responsibility

•         Finance, Performance and Development

•         General Secretariat

•         Human Resources

•         Strategy

•         Technology and Innovation

•         Transformation

(1)   Created from April, 2023; brings together the Wholesale & International Networks and the Totem divisions.

1.1.3      History

Orange is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone. It was renamed France Telecom in 1991 and became a société anonyme (limited company) on December 31, 1996. In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges, allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. Between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. On December 31, 2022, the French State retained 22.95% of the share capital, held either directly or jointly with Bpifrance Participations.

France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes since the 1990s. In a context of increased deregulation and competition, the Group has, over that period, undertaken several strategic investments, in particular the acquisition of the mobile operator Orange Plc and its brand created in 1994, and the acquisition of a controlling stake in Poland’s incumbent operator, Telekomunikacja Polska.

Since 2005, the Group has expanded strategically in Spain by acquiring the mobile operator Amena, then in 2015 the fixed-line operator Jazztel.

The Group is pursuing a policy of selective, value-creating acquisitions by concentrating on the markets in which it is already present. In the emerging markets of Africa and the Middle East where the Group is historically present (in particular Cameroon, Côte d’Ivoire, Guinea, Jordan, Mali and Senegal), this strategy was implemented through the acquisition of Mobinil in Egypt (2010) and of Méditel in Morocco (2015) and more recently by the acquisition of a number of African operators (in Liberia, Burkina Faso, Sierra Leone and the Democratic Republic of the Congo) (2016).

It also resulted in the joint venture with Deutsche Telekom that combined UK activities under the EE brand (2010) followed by the disposal of EE in 2016, as well as the disposal of Orange Switzerland (2012), Orange Dominicana (2014), Orange Armenia (2015) and Telkom Kenya (2016).

In Europe where Orange implements a convergence strategy, this policy has resulted in the takeover of Telekom Romania Communications and the strengthening of the majority shareholding in Orange Belgium (2021), as well as the signing in 2022 of agreements, with MásMóvil to combine their activities in Spain, and with Nethys for the takeover of the Belgian operator VOO.

As part of its corporate services and since the acquisition of Equant in 2000, Orange has been pursuing its strategy of becoming a global player in digital transformation and has accelerated its shift to services through a number of targeted acquisitions, notably in the fields of cybersecurity and Cloud services, such as those of Business & Decision and Basefarm in 2018 and SecureLink and SecureData in 2019.

Orange aims to optimize, develop and enhance the value of its fixed and mobile infrastructure while retaining control of its strategic assets. In 2021, to support its development in fiber, the Group partnered with long-term investors to create two FiberCos in Europe. It also launched Totem, its European TowerCo, to pool its mobile towers in order to enhance their value and optimize their management.

In 2006, Orange became the Group’s main brand for Internet, television and mobile telephony services in the majority of countries where it operated. In 2013, the Company adopted the Orange name, offering the full range of its telephony services in France under the Orange brand. This policy continued with the gradual adoption of the Orange brand by most of the Group’s subsidiaries in Europe and Africa. Corporate services in the world are offered primarily under the Orange Business brand.

In February 2023, the Group presented its strategic plan "Lead the future". For more information on Orange’s strategic plan and its business model, see Section 1.2 Business model, market and strategy.

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1.2     Business model, market and strategy

1.2.1      Business model

Building, rolling out and providing mutualized solutions for digital infrastructure

Operating fixed and mobile networks

Offering connectivity, financial, IT and cybersecurity services

Orange Money

We deploy our expertise across the entire digital value chain to provide our retail, business, and wholesale customers with highly tailored responses to their needs while creating lasting value for all our stakeholders.

Building infrastructure and operating networks

Orange, France’s incumbent telecoms operator, is a leading digital company in Europe and globally. The fixed and mobile networks we roll out and operate reach individuals in 26 countries in Europe, Africa and the Middle East, and businesses in almost 220 countries and regions.

We leverage our unique expertise to design, deploy, maintain, and provide mutualized infrastructure solutions that enable essential digital services. Our priority is to develop high-performance, secure, and resilient networks with significantly lower carbon footprints.

Orange is the leader in fiber optic infrastructure deployment across Europe, with nearly 46 million FTTH connections deployed by the end of 2022. Our two European FiberCos are committed to expanding fiber coverage in rural areas. The Group has adopted a targeted and responsible approach to deploying 5G in Europe and Africa, focusing on busy areas with high connectivity needs and 4G networks nearing saturation. Our customers living in remote areas can also now access very high-speed broadband using satellite technology.

The Group owns or co-owns 450,000 km of submarine cables worldwide and supports digital sovereignty in Europe through a network of Data centers. Its subsidiary Totem, one of the leading TowerCos in Europe, strengthens Orange’s position as a manager and operator of passive mobile infrastructure.

Offering connectivity, financial, IT and cybersecurity services

Our business model revolves around delivering reliable services and a high-quality customer experience. The strength of the Orange brand, the extent of our physical distribution network (4,900 stores across the world and 1.5 million resellers in Africa and the Middle East), our digital channels, and our commitment to developing accessible and inclusive services enable us to provide trusted digital services that meet all our customers’ needs and expectations.

The deployment of very high-speed (fiber, 4G, 5G, etc.) networks ensures we can bring connectivity solutions to all our retail, business and wholesale customers. The Group has 11.6 million fixed and mobile convergence customers.

Orange provides innovative, value-creating mobile services to retail and business customers, drawing on its experience as an infrastructure operator and a connectivity solution provider.

We enable 29.1 million active Orange Money customers in Africa and the Middle East to complete financial transactions quickly and easily on the move. Orange’s mobile financial services are used by 2 million Orange Bank customers in Europe and 1.1 million customers in Africa.

Our IT services (related to cybersecurity, Cloud Computing, artificial intelligence, data analysis, etc.) contribute to business digital transformation. We offer businesses innovative solutions that reflect the changes occurring in their sectors and enable them to improve their financial performance.

With 2,700 experts and 32 cyber threat detection centers, Orange Cyberdefense has emerged as a leading provider of cybersecurity services in Europe.

Creating value for all our stakeholders

Our aim is to create value for our shareholders, customers, employees, and society as a whole.

We are committed to enhancing the profitability and financial value of our business for our shareholder base, 7.64% of which is made up of employees and former employees. As an operator, we continue to upgrade our networks to enhance connectivity, help customers build their digital skills, and support businesses and regions.

Orange invests in its teams’ skills development, supports the introduction of new ways of working and promotes gender diversity in all areas of the business.

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We comply with exacting criteria as regards responsible procurement, ethics, and human rights across our value chain. Aware of the urgent need for environmental action, we constantly strive to improve the energy efficiency of our networks, buildings, and modes of transport and increase the percentage of our electricity coming from renewable sources. What’s more, we integrate circular economy thinking into our procurement strategy, production processes, and industries to ensure more products and services are designed in an eco-friendly way, prolonging the lifespan of products and equipment.

"As a trusted partner, Orange gives everyone the keys to a responsible digital world." Such is our purpose, which frames everything we do and runs through our entire business model, enabling us to continuously create value we can share.

Assets

People

136,000 employees

8,000 working in research and innovation, including 680 as researchers

2,700 cybersecurity experts

33.1% of women in management networks

Industrial assets

Fiber: 64.9 m FTTH connectable homes worldwide, with 45.9 m connections deployed by Orange in Europe

70,000 mobile towers worldwide and 450,000 km of submarine cables owned or co-owned

4G coverage reaching an average of nearly 99% of the population in Orange’s 8 operating countries in Europe and 17 operating countries in Africa and the Middle East

5G rolled out in 7 European countries and 1 African country

32 cyber threat detection centers worldwide

3% of ITN [1] equipment purchases made up of refurbished products

Commercial assets

USD 18.7 bn: Orange’s brand value in 2022 (BrandZ ranking)

4,900 stores across the world and 1.5 m resellers in Africa and the Middle East

43,400 employees in customer-facing roles

50% of customer support requests handled through digital channels

1.8% of refurbished mobile devices sold in Europe

Financial assets

€35 bn in equity

7.64% of Orange’s shareholder base made up of employees and former employees

1.93x: satisfactory debt ratio

€500 m worth of sustainability bonds issued in 2022

Suppliers and partners

37.8% of the Group’s electricity derived from renewable sources

96% of suppliers committed to complying with the Code of Conduct (ESG)

BuyIn, a joint venture between Orange and Deutsche Telekom to optimize strategic and sustainable procurement activities

Value created

A major and responsible employer

11,900 recruitments on unlimited contracts in 2022

85% of employees say they are proud to work at Orange

91% of employees completed at least one training program in 2022

Providing an essential service

No.1 for mobile network quality in France for the 12th year running (Arcep)

Leadership position in the European fiber and convergence markets with 12.9 m and 11.6 m customers respectively

29,1 m active Orange Money customers

2 m Orange Bank customers in Europe

45,000 malicious websites blocked per year

Responsible and open innovation

5 academic chairs funded

Awarded the GEEIS-AI label

17 Orange 5G Labs in Europe

53 start-ups backed by Orange Ventures since 2015, 7 of which for the first time in 2022

Solid financial performance

Revenue: €43.5 bn

EBITDAaL: €13 bn

Operating income: €4.8 bn

Organic cash flow from telecom activities: €3.1 bn

Dividends paid: €2.2 bn

A controlled environmental impact

20.8% reduction in CO2 emissions (scopes 1 and 2) between 2015 and 2022  [2]

23.1%: collection rate of unwanted mobiles in Europe

Progress towards digital equality

1 m people provided with support to boost their digital skills since 2021

23 countries offering affordable smartphones with Internet access

4 European countries with special offers for low-income households

18 Orange Digital Centers

Responsible and ethical working relationships

549 corrective action plans carried out after CSR audits conducted under the JAC [3]

€17 m spent on goods and services from companies in the sheltered employment sector

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Value sharing

*      Includes exceptional charges related to the part-time for seniors plans and the Together 2021 employee shareholding plan (see section 3.1.2.2 Group operating results).

1.2.2      Key changes in the telecom services market

Network development and growth in telecommunication uses

Around the world, the demand for connectivity continues to grow. The adoption of new uses is accelerating thanks to the increased capacity of existing networks (fiber and 4G/5G), the penetration of smartphones and the multiplicity of screens available (computers, smartphones, tablets, connected TVs, augmented reality glasses and headsets). The development of 5G technology has prompted the emergence of new uses for businesses (optimization of production time, remote machine operation, predictive maintenance, etc.), and for B2C customers (immersive videos, Web 3.0, Cloud gaming, etc.).

In Africa & Middle East, Internet access networks are developing primarily through the roll-out of 4G and 5G mobile networks, and fiber is taking off in targeted zones in large cities. In Europe, network investments are focused on very high-speed broadband access, with the development of fiber, improved performance of 4G mobile networks and commercial launches of 5G. At the same time, operators are constantly upgrading their networks in order to make them more agile and easier to manage (through the virtualization of network functions and automation), and to optimize their value through pooling.

New consumer and business expectations

Since the public health crisis, the need for connectivity has been a vital issue both for individuals and for businesses (teleworking, e-commerce, etc.). Immersive technologies (Web 3.0, metaverse) create the opportunity for new customer experiences. Cybersecurity is becoming a need for individuals, businesses, and governments alike. More than ever, customers count on networks being reliable and resilient and on the protection of their personal data, prompting awareness of the importance of a relationship of trust with their operator.

Born out of the new geopolitical situation (war in Ukraine), inflation has added to the context of the economic and public health crisis and further aggravated inequalities in access to digital technology. Customers therefore expect accessible services for the most disadvantaged and support for first-time users. Moreover, with the growing number of extreme weather events, society as a whole expects more commitment from businesses in the face of major environmental and social challenges, but also a better foothold and more presence in the regions and territories.

Transformation of the telecoms industry

Against this new backdrop, the transformation of the telecoms industry is gathering pace.

The major US digital players are continuing to grow ever more powerful. More than 50% of network capacity in Europe is used by five of them (the GAFAM [4]), raising the question of fair value sharing: Smartphone manufacturers and digital service providers are challenging the operators’ ability to differentiate themselves. Over-The-Top (OTT) service providers are focusing on voice substitution in B2B and in international wholesale.

The major digital players are also speeding up the development of their proprietary infrastructure by building new Data centers and international networks that they are promoting in the B2B and wholesale markets. At the same time, Chinese network and smartphone providers are increasingly being bypassed due to security and sovereignty risks.

To face the increasingly steady growth of uses (video, data), European operators must continue to invest in tomorrow’s very high-speed broadband, fixed (fiber) and mobile (4G/5G) networks. Regulatory constraints (imposed rates, complex mergers) and competition (low cost, price wars) are still very intense in Europe. Operators are therefore seeking to pool and share their networks, while some of them are looking to transfer all or part of their infrastructure to financial funds or infrastructure companies (Towerco). Rising energy prices put pressure on costs and inflation complicates the economic equation.

The digital sector also has a unique ability to help reduce CO2 emissions. Thanks to their network infrastructure and service platforms, operators are particularly well positioned to create solutions dedicated to better resource management (energy, rare metals, etc.) for businesses and governments.

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1.2.3      The Orange group strategy

Launched in February 2023, the strategic plan Lead the future aims to generate value from the Group’s recognized excellence in its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also intends to re-position its Enterprise activities in next generation connectivity solutions and accelerate in cybersecurity.

This plan was designed to project Orange into the future and capitalize on its unique strengths in the telecoms sector. The quality of its core assets combined with a solid financial position allow it to address the many structural and economic challenges facing the industry. The explosion of digital uses is accompanied by ever-increasing customer demands, notably in terms of resilience, making the telecoms sector essential for years to come.

Lead the future aims to respond to these challenges and focus Orange on its core business. This ambitious and pragmatic plan aims to build on the Group’s strengths to create value. Orange, a pioneer in fiber, continues to deploy, innovate and invest in the best technologies to respond to its customers’ needs for reliability, security and resilience. In addition, Orange consolidates its strong position in cybersecurity and re-positions its B2B activities to better meet the expectations of its customers. Finally, this plan is expected to allow the Group to strengthen its position in Africa and the Middle East, a region of high growth.

Lead the future is built on four pillars:

1.    Capitalizing on Orange’s core business to reinforce excellence and quality of service;

2.    Capitalizing on infrastructure in all the countries where the Group is active;

3.    Transforming Orange Business Services, rebranded as Orange Business, to accelerate growth in the Enterprise segment and strengthen Orange’s position in cybersecurity;

4.    Continuing to grow in Africa and the Middle East.

Accompanying the 2025 plan is a new company model.

Capitalizing on the core business to reinforce excellence and quality of service

Standing out for the quality of networks and service

The quality of the networks and the excellence of Orange’s customer service in Europe is renowned, as evidenced by the massive increases in its NPS over the past three years and its reduced mobile plan cancellation rate. This has allowed the Group to increase its mobile and convergent customer bases in Europe by 5% and 8% respectively over the same period. The power of the Orange brand, ranked the second most-valued telecoms brand in Europe in 2023, has thus been strengthened. As the leader in fiber optic deployment in Europe with nearly 46 million FTTH connections deployed by the Group by the end of 2022, Orange now has considerable technology assets. The excellence of the network, following significant investments, is expected to enable the Group to strengthen its leadership in terms of customer experience.

Using Data and Artificial Intelligence (AI) to offer customers a customized experience

Orange intends to develop its use of Data and AI to offer customers a personalized and seamless experience across its digital and physical channels. The Group thus aims to continue to increase the share of digital technology in sales and in customer support. By leveraging AI, it intends to improve its ability to predict customer expectations, focusing on services that are secure (through network-integrated cybersecurity), transparent (offering customized, modular, seamless connectivity on-the-go) and "green" with, for example, repaired and refurbished devices.

Capitalizing on roll-out progress and leadership in networks

In addition to fiber, 5G and "4G Home" which are already widely available, Orange will enhance its satellite offer in 2023 by launching, in partnership with Eutelsat, a commercial offer in mainland France (see Section 1.5.1 Access networks).

In Spain, the combination with MásMóvil will endow the future entity with the financial capacity and scale necessary to continue to invest and contribute to the development of competition through infrastructure, for the benefit of consumers and businesses.

Through this leadership in networks, customer satisfaction and enriched offers, Orange intends to improve average revenue per offer (ARPO) despite difficult macroeconomic conditions and intense competition.

Finally, with its sights firmly set on the usages of tomorrow, Lead the future will capitalize on the expertise of researchers and other employees dedicated to innovation to build new services and applications such as on-demand enterprise networks or the Wi-Fi of the future for the home.

Capitalizing on infrastructure in all the countries where the Group is active

Continuing the extension of very high-speed fixed and mobile broadband and increasing the value of Totem

The Group intends to continue to invest in the development of fixed and mobile networks within a responsible financial framework. To do so, Orange will continue to engage in strategic partnerships (RAN Sharing and joint entities) to share financial costs and secure investments.

Across the fixed-line network, Orange will continue to deploy, operate, and market fiber connections; by 2025, it plans to deploy of 5 million additional fiber connections in Europe, where peak investment has already been reached, and 2 million connections in Africa & Middle East.

Across the mobile network, Orange will increase the value generated from its passive infrastructure by aiming to raise the third-party operator hosting rate from 1.37 in 2022 to 1.5 by 2026 for pylons owned by Totem, the Group’s European TowerCo. Totem, a wholly owned Orange subsidiary, has all the strengths needed to be a key player in European consolidation.

The Group will continue to modernize its fixed and mobile networks moving to very high-speed broadband with the decommissioning of the copper network in France and 2G and 3G networks in all its European countries by 2030. In Africa, Orange will continue to deploy fixed and mobile networks (4G and 5G), to enable solid growth in its results and to support the continent’s economic and social development.

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Rolling out Network Integration Factories

Orange intends to enhance the value of its infrastructures through technology and strengthen the use of data and Artificial Intelligence (AI) to put in place a new industrial model for the management of its network: more effective, more resilient, and higher performing. Group-wide Network Integration Factories will also accelerate the automation and virtualization of network operations. They will also make it possible to offer new on-demand network services operating in "Network-as-a-Service" mode (available via app programming interfaces), thus creating new business opportunities. Lastly, they will increase the resilience and security of networks thanks to considerably faster operations of network restoration, security updates or anomaly detection. This transformation is already contributing to optimizing capital and operating expenditure and reducing network electricity consumption by up to 20%.

Transforming Orange Business Services, rebranded as Orange Business, to accelerate growth in the Enterprise segment and strengthen Orange’s position in cybersecurity

Positioning Orange Business as the leader for next generation connectivity solutions

The Internet, the Cloud and collaborative software have all revolutionized companies’ digital usage, for example through the shift away from fixed line telephony and private networks. These developments call into question the traditional B2B Telco operator model. With Lead the future, Orange is profoundly transforming its model to adapt to the new realities of a market where the boundaries between networks and digital services are disappearing. Orange will therefore capitalize on its unique mastery of connectivity, security and resilience challenges.

In this context, Orange Business Services is evolving to become Orange Business. This new name embodies the simplification that characterizes its entire transformation plan and underpins its purpose to forge the closest possible relationship with its customers. Orange Business will position itself as the leader for next generation connectivity solutions. This ambition is rooted in its globally recognized expertise in secure and trusted connectivity solutions which provide the foundation for companies’ digital transformation. It will also rest on a re-focusing of the range of services it offers, the evolution of its company model and a far-reaching program of cost optimization.

This ambitious and demanding transformation plan is expected to enable Orange Business to return to growth in profitability (EBITDAaL) by 2025 at the latest.

Continuing the growth of Orange Cyberdefense to open up to new markets (B2C/micro-businesses)

In the cybersecurity sector, where the market is growing strongly, Orange has set itself the objective of becoming a European leader and is targeting revenues of 1.3 billion euros by 2025. To achieve this, Orange Cyberdefense intends to continue with its organic growth and a strategy of targeted acquisitions, accelerate its push into the professional/SME segment and enter new markets such as B2C. Driven by the growing needs of both individuals and large businesses, the market is expected to experience double-digit growth over the coming years and the Group has already demonstrated its ability to outperform the market.

Continuing to grow in Africa and the Middle East

Maintaining growth in the Africa & Middle East region

The Africa and Middle East region has been a growth driver for the Group for many years and remains at the heart of its strategy. There is significant potential in this region linked to strong demographics, the adoption of the Internet and increasing usage, the capture of which is made possible by the roll-out of networks and infrastructure. As the telecoms operator serving one in ten Africans, Orange intends to continue to invest in the deployment of its networks to further strengthen its position as a digital partner of reference in Africa and the Middle East. The Group has set the ambition of achieving average annual revenue growth of 7% between 2022 and 2025 as well as a significant increase in profitability over the same period.

Accelerating the transformation of Orange Money

On these solid foundations, the Group plans to accelerate the provision of services in the financial field (Orange Money, Orange Bank), content, energy, e-agriculture, health and B2B. Orange will thus accelerate the transformation of Orange Money toward a digital platform model that will offer other services in addition to transfers and payments. This will be offered to all consumers, whether or not they are Orange customers, across all the countries in which the Group is present. At the end of 2022, Orange Money’s revenues had returned to growth, driven by the increase in its customer base to more than 29 million active users and by the volume of transactions, which exceeded 100 billion euros in value during the year.

Strengthening the Group’s foothold, in particular through its "Orange Digital Centers"

The Group’s digital inclusion policy - from the provision of services at attractive prices to digital training - strengthens its positioning. A local partner in Africa and the Middle East through a dedicated subsidiary, Orange will continue to invest in infrastructure and work to promote digital inclusion across the African continent. The Group will build on its strong local relationships and its position as a multi-service operator, pursuing the deployment of its "Orange Digital Centers".

A new company model guided by responsibility and efficiency

The Group’s environment is undergoing profound changes and Orange is therefore facing major challenges in terms of transformation. To overcome these challenges, Lead the future will put in place a new company model guided by an ambitious policy of social and environmental responsibility.

Social and environmental responsibility

Environmental and social issues profoundly change the way Orange manages its activities. Its achievements are already recognized by high ESG scores. Orange now aims to transform itself and develop a more efficient and resilient company model. This ESG-by-design transformation is underpinned by three major areas of commitment: Environment, Trust and Digital Inclusion.

In terms of the environment, the Group faces multiple challenges: climate emergencies as well as structural changes, such as access to natural resources, legislation and regulations, and society’s expectations. The Group’s main source of energy consumption comes from networks and information system (84% of the Group’s energy consumption and CO2 emissions across scopes 1 and 2 in 2022). In 2021, the Green ITN program saved nearly 960 GWh of electricity and 80 million liters of fuel. With global warming representing a major concern for us all, the Group intends to be a driving force for the environmental transition and is pushing ahead with its program to cut its CO2 emissions, targeting a reduction of over 30% in scopes 1 and 2 in 2025 (from a 2015 base) and is making the additional commitment to reduce by 45% its emissions across scopes 1, 2 and 3 by 2030 (from a 2020 base). Orange will also accelerate the deployment of its recycling program for mobile devices in Europe, moving from 23.1% at end-2022 [5] to over 30% by 2025. The Group also intends to put the eco-design of its products and services at the center of its decisions with the aim of reducing their environmental footprint from start to finish and promoting a circular economy in its processes and with its partners. The long-term objective of reaching Net Zero Carbon by 2040 remains unchanged.

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The Group’s second area of commitment is to work toward building a society of trust, and to aim to become the leader in cybersecurity in Europe and a key player in digital trust. To achieve this, the Group intends to develop Orange Cyberdefense, reaffirm its policy of protecting customers’ personal data, promote the ethical use of AI and data (Code of Ethics, Positive AI initiative in France), raise awareness of responsible digital technology, and fight against cyberbullying.

Lastly, convinced that digital technology is a powerful tool for inclusion, the Group has made it its third area of commitment. Its promise of digital inclusion and empowerment covers three areas: access to networks and services, accessibility of offers, and the development of digital skills.

Governance and social and environmental responsibility, which are at the heart of all the Group’s processes, are driven by the commitment of the Group’s management team, part of whose compensation is linked to non-financial performance indicators.

A new company model

The success of Lead the future will also be linked to the development of the Group’s company model: simpler, faster, more efficient. People, organizational agility and the simplification of processes will be at the heart of this transformation. The objective is to improve operational efficiency at Group level and accentuate its industrial approach geared towards excellence.

In a world of disruptive technologies, the Group will invest in training and have proactive skills management based on anticipating needs. The Group will facilitate employee development towards new roles in data, Cloud Computing, cybersecurity and AI.

Finally, the Group will continue to closely manage its costs. With the "Scale up" efficiency plan, Orange has already saved at end-2022, and on a cumulative basis since the beginning of 2020, more than 700 million euros in net savings [6]. Orange has set a target to save an additional 600 million euros by 2025, on a cost base of 11.8 billion euros.

Having reached a peak, Orange is aiming to reduce investments from 18% of revenues to around 15% from 2023 and for the duration of the plan. This reduction is particularly centered on France and Europe, where most of the investments in fiber have already been made. All the same, Orange will continue to invest to further strengthen its network leadership.

Within the framework of Lead the future, the Group has set its financial ambitions for 2025. These ambitions are based on clear objectives for return on investment and long-term value creation, with a view to ROCE growth of 100 to 150 basis points by 2025. Orange intends to rigorously manage its asset portfolio, pursue its carefully considered strategy in respect of acquisitions and partnerships, and maintain self-discipline in terms of managing its debt and its balance sheet.

2025 Objectives

Excluding ongoing or future acquisitions, the Group’s 2025 objectives include:

−    low single digit growth in EBITDAaL (CAGR 2022-2025);

−    increased discipline in CAPEX;

−    continued growth of organic cash flow from telecom activities to reach 4 billion euros in 2025;

−    a ratio of net debt to EBITDAaL unchanged at 2x in the medium term;

−    an increase in the ROCE in 2025 versus 2022.

In line with the solid growth in its organic cash flow, the Group expects to increase its dividend floor to 72 cents in respect of the 2023 financial year (payable in 2024), and to reach a new floor of 75 cents in respect of the 2024 financial year (payable in 2025). This remains subject to the approval of the Shareholder Meeting.

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1.3     Significant events

Governance

On January 28, 2022, the Board of Directors appointed Christel Heydemann as Chief Executive Officer of Orange, effective April 4, 2022. The Board of Directors met after the Shareholders’ Meeting of May 19, 2022 and elected Jacques Aschenbroich as Non-Executive Chairman of the Board Directors. It confirmed Christel Heydemann as Chief Executive Officer and Ramon Fernandez as Delegate Chief Executive Officer. The latter resigned from his position as Delegate CEO at December 31, 2022 and will step down from his role as Deputy CEO and Executive Vice-President Finance, Performance and Development at the end of the first quarter of 2023 (see Section 5.1 Composition of management and supervisory bodies).

In addition, Christel Heydemann has decided to make changes affecting part of her management team in order to accelerate the Group’s transformation and development (see Section 5.1.3 Executive Committee).

Lead the future, Orange’s new strategic plan

In February 2023, Orange presented Lead the future, its new strategic plan which aims to generate value from the recognized excellence of its core business and to grow sustainably in Europe, Africa and the Middle East. Orange also confirms the repositioning of its Enterprise activities in next generation connectivity solutions and the acceleration in cybersecurity. Accompanying the plan is an ambitious new company model placing, at its heart, social and environmental responsibility and operational excellence.

Lead the future is built on four pillars: (i) capitalizing on our core business to reinforce our excellence and quality of service; (ii) capitalizing on infrastructure in all the countries where the Group is active; (iii) transforming Orange Business Services (which becomes Orange Business) in order to accelerate in the Enterprise services segment and strengthen Orange’s position in cybersecurity; and (iv) continuing to grow in Africa and the Middle East.

For more information on the strategic plan Lead the future, see Section 1.2.3 The Orange group strategy.

Inflation and energy crisis

Generalized inflation, and more particularly the increase in energy costs, weighed on the Group’s operating margins in 2022. In this difficult macroeconomic environment, the Group continued its efforts to achieve its financial objectives. Orange has several key strengths in this inflationary environment:

−    the Group has a certain ability to increase prices thanks to a high level of customer satisfaction and the quality of its network (see below Telecommunication networks). In most cases, the Group’s strategy is to offer more for more to its customers while being very cautious about the attractiveness of these transactions, in order to maintain a high level of customer satisfaction, as evidenced by Orange’s Net Promoter Score (NPS) indicators. In this context, price increases associated with additional service offers took place during fiscal year 2022, particularly in France (see below Launch of the new Livebox 6) and in all European countries. In order to preserve the purchasing power of households, the Group has B2C offers in France available to everyone under the Orange and Sosh brands;

−    the Group’s energy expenses account for less than 3% of the operating expenses included in the calculation of EBITDAaL for the year 2022. Energy purchases, the main component of which is electricity, amounted to around 800 million euros in 2022, of which around 150 million euros more than in 2021 related to the increase in energy prices. In order to reduce its exposure to the risks of fluctuations in energy purchase prices on the markets, the Group hedges its future consumption needs in advance and has signed (and will continue to sign) renewable electricity supply contracts (Power Purchase Agreements (PPAs), see below Exemplary social and environmental conduct) which enable it to hedge part of its energy needs on the basis of prices negotiated with suppliers for a given period (see Notes 14.6 and 16.1 to the Consolidated Financial Statements). At the end of December 2022, the Group had significant hedges for its electricity needs at prices set through PPAs and purchases already made on the markets. In Europe, nearly 100% of the Group’s electrical needs are thus hedged for 2023, and more than 60% for 2024, including the rights to ARENH (Accès Régulé à l’Énergie Nucléaire Historique - Regulated access to historic nuclear energy) estimated to be capped at 40%. The Group anticipates that its energy expenditure (mainly electricity) will amount to approximately 1.1 billion euros in 2023;

−    to achieve its objectives, Orange also relies on Scale Up, its operational efficiency program, to offset the inflationary effects that the Group is experiencing (see below Progress of the Scale Up operational efficiency program);

−    in most of its geographical locations, salary increases for Group entities are not indexed to inflation and are decided after a negotiation process. However, some entities are required to adjust all salaries to inflation, as is the case in Belgium and Luxembourg. In France, Orange SA implemented an increase in the overall salary budget of 3% in 2022, with a particular focus on the lowest levels of compensation. Orange is thus strengthening its action in favor of the purchasing power of employees in a context of rising inflation, while preserving the Group’s financial balances (see below Orange, a people-oriented digital employer);

−    BuyIn, the Orange and Deutsche Telekom procurement joint venture, provides some negotiating power to the Group to secure supplies and limit price increases;

−    the choice made by the Group to retain control of its infrastructure, in particular via Totem, Orange’s European TowerCo (see below Optimization, development and enhancement of mobile infrastructure by Totem), makes it possible to partially limit the Group’s exposure to the effects of indexing rent for this asset class to inflation;

−    the Group’s lead in terms of network roll-out, and particularly of fiber optic (see below Telecommunication networks), allows Orange to limit its exposure to the increase in associated costs;

−    lastly, the Group’s robust balance sheet, its diversified financing and interest rate risk management policy, as well as Orange’s creditworthiness, help limit the Group’s exposure to the effect of interest rate increases (see Note 14 to the Consolidated Financial Statements).

For more information about the risks to which the Group and its stakeholders are exposed, see Section 2.1 Risk factors.

War in Ukraine

In the context of the war in Ukraine, the Orange group has taken steps, as a priority, to ensure the safety of its teams in Ukraine, Russia and neighboring countries where the Group is present, as well as to ensure service continuity for its customers and the security of its infrastructure. The Group also ensures that it strictly complies with international sanctions on Russia and Belarus. Orange has also strengthened its level of surveillance in terms of cybersecurity and resilience, and has also undertaken to provide support to populations affected by the conflict, in particular through various solidarity actions (free offers, donations and in-kind support).

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To this end, Orange has set up a crisis unit that is primarily responsible for monitoring how events are unfolding on a regular basis and how they might affect the Group, and for coordinating all the measures taken by its various entities.

The Orange group is present in Russia and Ukraine mainly through Orange Business Services (OBS). In Russia, OBS had just over 700 employees at December 31, 2022 and generated revenues there of approximately 100 million euros (i.e., 0.2% of Group revenues) in 2022. The total value of assets located in Russia was approximately 60 million euros at December 31, 2022. In light of the situation, the Group has decided to continue its business for existing customers in Russia and Belarus, but to avoid entering into any new commercial relationships with entities located there. OBS has four employees in Ukraine. The revenues generated in Ukraine are immaterial at the Group level.

Orange is a B2C operator in four countries that border Ukraine: Poland, Slovakia, Romania and Moldova. The Group is monitoring the situation in these countries very closely and participates in the reception of refugees.

Provided that the conflict does not spread to other geographical areas, and given the limited scope of the Group’s activities in Ukraine as well as in Russia and Belarus, the direct impacts on the Group’s financial statements remain limited (see Note 2.5.4 to the Consolidated Financial Statements).

For more information about the risks to which the Group and its stakeholders are exposed, see Section 2.1 Risk factors.

Optimization, development and enhancement of mobile infrastructure by Totem

In 2021 Orange announced the creation of Totem, the Orange group’s European TowerCo which owns and manages the passive infrastructure portfolio of mobile telecommunication towers in France and Spain. The company started operations at the end of 2021.

In May 2022, Totem signed a contract with Société du Grand Paris to equip the future 15 Sud subway line of the Grand Paris Express by 2025. Totem will provide 5G mobile coverage through the roll-out of indoor DAS (Distributed Antenna System), a mobile network comprised of close to 1,000 active devices. Totem will carry all the investments necessary for the roll-out of this infrastructure and will then market access to the entire network rolled out to mobile telephony operators until 2035.

In November 2022, Totem also announced the signing of a commercial agreement with Iliad giving it access to the portfolio of Totem sites (masts and flat rooftops) in France. With this agreement, the two stakeholders are entering into a long-term partnership.

Since January 1, 2022, the Group has presented Totem as a separate segment within the segment information (see the heading of Section 3.1 Review of the Group’s financial position and results and Note 1.1 to the Consolidated Financial Statements).

Telecommunication networks

Fixed-access networks

Orange continued to roll out its fiber optic network at a steady pace in fiscal year 2022. Accordingly, the Group connected 8.4 million additional homes to FTTH year on year and had 64.9 million households connectable to FTTH worldwide at December 31, 2022, up 14.8% on a comparable basis year on year, including 33.5 million in France, 16.4 million in Spain, 11.8 million in Other European countries, and 3.2 million in Africa & Middle East. The total number of households connectable to all very high-speed broadband networks (FTTH and cabled networks) was 66.7 million at December 31, 2022.

In January 2023, Orange Belgium and Telenet announced that they had signed two commercial agreements for the wholesale of fixed services, providing access to their respective hybrid fiber-coaxial and fiber-to-the-home networks. The entry into force of these agreements is subject to the completion of the acquisition of 75% minus one share of VOO by Orange Belgium, which requires the approval of the European Commission, among other things. The agreements will provide access to the other party’s fixed networks for a period of 15 years and cover both current hybrid fiber-coaxial technologies and future fiber-to-the-home technologies in both network areas. Orange Belgium believes that these agreements will promote investment and competition in the Belgian telecommunication market.

In October 2022, Orange Wholesale France (OWF), the Orange entity dedicated to the telecom operator market in France, launched "FTTH Access," an offer allowing Operator customers to provide electronic communication services to their end customers, without rolling out local infrastructure. FTTH Access is an access offer to an activated fiber optic network built on the local FTTH loops (or fiber bitstream) rolled out by Orange and other infrastructure operators. The FTTH Access offer thus marks a new stage in the expansion of fiber by allowing operators to support their Enterprise customers in switching to fiber while the decommissioning of copper is underway in France (see Section 1.4.1 Operating activities - France).

Mobile-access networks

In 2022, Orange recognized more than one billion euros in capital expenditure for telecommunication licenses (primarily 5G and 4G licenses, see Section 3.1.2.5.1.2 Telecommunication licenses).

During 2022, the Group continued to roll out its 5G network internationally. In February 2022, Orange Belgium announced the gradual opening of its 5G network in Belgium, and in November 2022, Orange launched its commercial 5G network in Botswana, the Group’s first country in Africa to roll out this technology. At the end of 2022, Orange saw 8 countries commercially open 5G: France, Spain, Poland, Belgium, Luxembourg, Romania, Slovakia and Botswana.

In addition, Orange announced in February 2022 that it had selected its industrial partners for its 5G Stand Alone (5G SA) networks in Europe. The roll-out of 5G SA solutions is an important step that will enable the future development of value-added, on-demand and customized services for Orange customers, in particular businesses, in all sectors of the economy. The Group notably chose Ericsson for its 5G SA core networks in Spain, Poland, Belgium and Luxembourg; Nokia for its 5G SA core networks in France and Slovakia, as well as for its Subscriber Data Management in all countries; and Oracle Communications for 5G core network signaling and routing in all countries.

In October 2022, the results of the Arcep annual survey on the quality of the mobile services of French telecom operators confirmed for the twelfth consecutive year that Orange has the best mobile network in mainland France (i.e., excluding French Overseas Territories). Orange remains a leader in terms of mobile services quality, including voice, text and data (4G and 5G), and ranked first or tied for first in 476 of the 505 criteria measured. These results are a testament to the expertise and ongoing commitment of the teams to more efficient and more responsible networks.

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In March 2022, Orange announced the phasing out of its 2G and 3G mobile networks by 2030 in all countries where the Group is present in the European Union. The phasing out of 2G and 3G technologies will allow Orange to optimize the management of its networks and move them toward more secure and more energy-efficient technologies, such as 4G or 5G. Radio frequencies currently used for 2G or 3G will be used to improve the coverage capacity of 4G and 5G networks in both urban and rural areas.

Connectivity and transmission networks

In February 2022, Orange announced its participation in the SEA-ME-WE6 (Southeast Asia-Middle East-Western Europe 6) consortium for the construction of a new so-called "express" submarine cable which will connect France to Singapore with low latency and very high-speed broadband. Orange will be responsible for the landing on French territory and will host the cable in its secure infrastructure in Marseille.

In December 2022, Orange and Medusa Submarine Cable System, a neutral and independent operator of submarine infrastructure in the Mediterranean, announced that they were joining forces to offer an open and high-performance interconnection solution to all Medusa cable partner operators. At 8,760 kilometers, Medusa will be the longest submarine cable system in the Mediterranean Sea and will connect nine countries in North Africa and Southern Europe by 2024 and 2025. Orange is thus investing in new infrastructure for hosting submarine cables in Marseille and will offer users of the Medusa submarine cable easy and secure access to all Data centers in the city of Marseille, which it will interconnect through the installation of new, fully redundant infrastructure.

Launch of the new Livebox 6

In April 2022, Orange France launched its new Livebox 6, which offers optimized performance with Wi-Fi 6E and tri-band connection and responds to the increased usage in homes since 2020. Livebox 6 is the first box launched commercially on the French market compatible with the new Wi-Fi 6E standard. It uses a new 6 GHz frequency band and allows a fiber speed of up to 2 Gbit/s downlink (and 800 Mb/s uplink). Equipped with a 100% recycled and recyclable plastic shell, its design is guided by the Group’s environmental strategy. In addition, activating the Livebox 6’s hibernation mode reduces energy consumption by up to 85%.

Digital transformation of the business customer

In April 2022. Orange Business Services announced the complete migration of Siemens AG’s network to a Software-Defined Wide Area Network (SD-WAN) infrastructure of 1,168 sites across 94 countries in order to secure the use of its business apps via Internet access Thanks to the Flexible SD-WAN solution, Orange Business Services, along with its technology partner Cisco, thus carried out one of the largest SD-WAN roll-outs in the world during the public health crisis.

In October 2022, Orange Business Services was also selected to be the first operator connected to the French government’s "Radio Network of the Future." As part of the "Radio Network of the Future" (RFF) call for tenders launched by the French Ministry of the Interior, Orange Business Services will provide access to the radio coverage of the very high-speed broadband communication network of the French government. The "Radio Network of the Future" is the government’s response to modernizing the means of communication of security and emergency services: with the RFF, France will acquire a very high-speed broadband communication network (4G then 5G) common to all security, rescue and crisis management services, such as the police and gendarmerie, firefighters or SAMU (France’s emergency medical services).

Lastly, Orange Cyberdefense, a leader in cybersecurity services in Europe, and CS Group, a major player in the design, integration and operation of critical systems, announced in October 2022 that they had been awarded a four-year contract to ensure the security of information and communication systems for the Ministry of the Armed Forces in France. In the current geopolitical context where the protection of data and infrastructure is a major issue both for businesses and governments, the objective is to meet the challenges relating to the security of critical sovereign systems.

Regarding the acquisitions of Orange Business Services, see below Changes in the asset portfolio.

Orange, a people-oriented digital employer

Following the NAO (Négociation Annuelle Obligatoire - Mandatory Annual Negotiation) on salaries in May 2022, Orange SA confirmed a 3% increase in the overall salary budget in 2022. Orange is thus strengthening its action in favor of the purchasing power of employees in a context of a marked rise in inflation, while preserving the Group’s financial balances. In addition, as part of the value sharing for fiscal year 2021, Orange paid out an additional incentive bonus of 11 million euros, bringing the total incentive bonus to 177 million euros.

Moreover, given the inflation observed during 2022, in November 2022 Orange SA announced the payment of an exceptional value-sharing bonus at the end of 2022 to nearly half of Orange SA’s employees. In January 2022, Orange SA had already paid out an exceptional purchasing power bonus of 200 euros to around 35,000 employees.

The Group pays particular attention to the working conditions of its employees and to measures aimed at the lowest salaries.

Exemplary social and environmental conduct

Sustainable finance

In May 2022, Orange returned to the sustainable bond market with an issue for a nominal amount of 500 million euros, intended to finance digital and social inclusion projects as well as projects relating to energy efficiency and the circular economy. The bonds have a maturity of 10 years and carry an annual coupon of 2.375% (see Note 13.5 to the Consolidated Financial Statements). Since the launch of the sustainable finance program in 2020, at the end of 2022 Orange had raised a total of one billion euros in sustainable bonds.

In November 2022, Orange signed a 6-billion-euro multi-currency revolving syndicated credit facility, indexed to environmental and social indicators, with 27 banks to refinance its syndicated credit facility maturing at the end of 2023. The new credit facility initially matures in November 2027 and includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval. This sustainable refinancing illustrates the Group’s commitments to social and environmental responsibility, in line with Orange’s objectives in matters of gender diversity in the workplace and Net Zero Carbon by 2040. The initial margin is 25 basis points per year, with the maximum adjustment linked to sustainable performance objectives possibly leading to a discount or a premium of 2.25 basis points (see Note 14.3 to the Consolidated Financial Statements).

Energy efficiency and reduction measures

In 2022, Orange continued the work undertaken across its entire scope to optimize its energy consumption, as part of its overall strategy to reduce its environmental impact. Information systems and networks currently account for around 85% of the Group’s energy consumption, with the remaining 15% coming from commercial buildings and vehicles.

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In order to optimize the energy efficiency of its telecommunication networks while meeting growing connectivity needs, the Group rolls out the latest generations of equipment, in particular 5G (see above Telecommunication networks), the latter integrating energy consumption optimization features with advanced sleep modes. Over the 2019-2022 period, the Green ITN program made it possible to achieve energy savings equivalent to 19% of the total consumption of IT and networks, by decommissioning older-technology equipment that consumes more energy, optimizing the equipment utilization rate, sharing its access networks and improving the efficiency of its Data centers. In May 2022, Orange inaugurated two new Data centers in France, as part of a program to replace the 17 Data centers currently in service which host national data by 2030. Their energy consumption is 30% lower than that of older-generation Data centers, thanks in particular to the latest cooling technologies (free cooling). In addition, mobile network sharing agreements between operators have already been put in place in many European countries where Orange is present, in particular in Belgium, Spain, Poland and Romania. These projects make it possible to achieve substantial energy savings for all partners.

In the context of the current energy crisis, Orange has taken measures across its European footprint to reduce its energy consumption, particularly during peak consumption periods. In October and December 2022, Orange announced measures to support the energy sobriety plan initiated by the French government and the Council of Europe: reduction of part of the instantaneous power consumption of networks; lowering the thermostat in offices; optimizing the consumption of workspaces; switching off the lights in retail display windows; raising customers’ and employees’ awareness of energy sobriety; signing of the Ecowatt charter, etc.

Use of electricity from renewable sources

Since 2018, and in anticipation of being Net Zero Carbon by 2040, Orange has also implemented a policy of obtaining renewable energy from wind or solar sources, helping to secure access to electricity and to forecast the costs. Such contracts are already in place in France, Spain and Poland (see Notes 14.6 and 16.1 to the Consolidated Financial Statements).

In 2022, Orange signed new PPA (Power Purchase Agreement) contracts in Poland, doubling its renewable energy supply prospects in Europe through this type of contract by 2025. The contracts already in place will thus cover a capacity of more than 900 GWh/year by 2025, i.e., around 25% of the estimated electricity consumption for 2025 in Europe.

In the Africa & Middle East countries, the Group is developing a program based on the generation of solar energy, either to supply network equipment directly or via solar farms. Various site solarization projects are currently being implemented across the Group to use clean, autonomous energy to reduce dependence on national power grids and contribute to the development of energy from renewable sources.

RE program and extending the lifespan of mobile equipment

In May 2022, Orange announced the strengthening of the Group’s commitment to the circular economy with the expansion of the RE program (Recycling, Recovery, Refurbishment, Repair) to all European countries where Orange is an operator, in order to raise public awareness of the environmental impact of mobile phones.

In March 2022, Orange and Samsung announced a series of initiatives aimed in particular at increasing the lifespan of mobile equipment in Europe, including a certified refurbishment program for Samsung devices in Orange’s distribution channels, or the display of an Eco Rating for devices to help customers assess the environmental impact of mobile phones. In addition, Orange and Samsung will gradually expand the eSIM (embedded SIM, virtual card) on a wide range of devices in order to reduce the share of plastic SIM cards used throughout the area covered in Europe by Orange.

Digital inclusion

Orange is continuing to roll out its Orange Digital Center program dedicated to digital inclusion, with 10 new Orange Digital Centers opened in 2022, bringing their total to 18. This program offers the public a wide choice of digital education options. Accessible to everyone, it is a lever for social and economic development in the regions, including rural areas, with the support of local partners, associations and authorities. It embodies Orange’s commitment to digital equality.

In November 2022, the Orange Côte d’Ivoire group entered into a partnership with Vanu, Inc. to provide connectivity to rural areas of Côte d’Ivoire, as well as to Orange Côte d’Ivoire group subsidiaries in Burkina Faso and in Liberia. This partnership will help improve the overall experience of Orange customers and, thanks to its expertise, Vanu will facilitate the roll-out of sites in areas not yet covered in Côte d’Ivoire, Burkina Faso and Liberia. The partnership between Orange and Vanu will include the provision of technology upgrades and will be based on the innovative Network-as-a-Service (NaaS) model. This partnership is part of Orange’s IDEAL program, which aims to expand network coverage in rural areas to 20 million people by building 5,000 sites in four years.

Progress of the Scale Up operational efficiency program

On the defined scope of 13.8 billion euros in indirect costs at the end of 2019 (corresponding to the Group’s indirect costs (i) excluding Africa & Middle East and Mobile Financial Services, and (ii) excluding labor expenses and other network expenses and IT expenses of Enterprise IT & integration services), the Group achieved more than 700 million euros in net savings at the end of 2022 on a cumulative basis since the beginning of 2020, in line with the pace announced for the Scale Up program. Moreover, nearly 300 million euros in additional net savings achieved in 2022 have made it possible to offset the inflationary effects suffered by the Group this year (mainly the increase in energy access costs and in labor expenses).

These savings are mainly the result of optimizations carried out on all of the Group’s business lines, with an increase in the digitization, pooling and rationalization of internal organizations, and in particular a rebalancing of support functions in favor of operational functions.

Changes in the asset portfolio

Agreement to combine the activities of Orange and MásMóvil in Spain

Following exclusive negotiations that began in March 2022, in July 2022 Orange and MásMóvil signed an agreement to combine their activities in Spain (excluding Totem Espagne and MásMóvil Portugal). This combination will take the form of a 50/50 joint venture, controlled jointly by Orange and MásMóvil (Lorca JVCo), with equal governance rights in the new company.

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The transaction is based on an enterprise value of 18.6 billion euros, of which 7.8 billion euros for Orange Espagne and 10.9 billion euros for MásMóvil. The transaction is supported by a 6.6-billion-euro non-recourse debt package that will finance, among other things, an upfront payment of 5.85 billion euros to Orange and to the shareholders of MásMóvil (Lorca JVCo). This distribution to the shareholders will be asymmetric as it also embeds an equalization payment in favor of Orange. MásMóvil’s existing debt will remain in place.

The agreement includes the right of both parties to trigger an initial public offering (IPO) after a p-defined period and under certain conditions, with an option for the Orange group to take control and thus fully consolidate the new entity created in the event of an IPO. The Group cannot either be forced to sell its stake or to exercise this option.

Benefiting from economies of scale and productivity gains, the new entity will be well positioned to undertake a more ambitious and sustainable expansion of its FTTH and 5G networks, and to contribute to the development of new telecommunication infrastructures in Spain for the benefit of Spanish consumers and businesses. In particular, the joint venture will have the means to continue to roll out its own network infrastructure, constituting a real asset on the market, in particular a national FTTH network and a state-of-the-art mobile network with broad national coverage.

On completion of the transaction, the joint venture would then be consolidated using the equity method in the Orange group’s financial statements (due to Orange’s loss of exclusive control over the activities concerned).

This transaction is subject to the approval of the European Commission and other competent administrative, regulatory and competition authorities and to the relevant and/or contractual conditions precedent. It is expected to be completed in the second half of 2023 (see Note 3.2 to the Consolidated Financial Statements).

Acquisition of SCRT and Telsys by Orange Cyberdefense

In November 2022, Orange, through its subsidiary Orange Cyberdefense, acquired 100% of the Swiss companies SCRT and Telsys, sister companies with around 100 employees that are experts in cybersecurity and related services. The management team and existing structures retain their local autonomy to accelerate their expansion plans, particularly in Swiss-German territory.

After the acquisition of SecureLink and SecureData in 2019, Orange Cyberdefense continued its organic and inorganic strategy to become the European leader in cybersecurity, thanks to its presence in nine countries (France, Belgium, Denmark, Germany, Netherlands, Norway, Sweden, UK and now Switzerland) and the expertise in security of 2,700 employees serving more than 8,500 customers.

Acquisition of 100% of Exelus by Enovacom (an Orange Business Services healthcare subsidiary)

In May 2022, Orange, through its subsidiary Enovacom, signed an agreement to acquire 100% of Exelus, the owner of a unique mobile telemedicine solution that offers healthcare professionals state-of-the-art tools for scheduled telemedicine visits, specialty econsults, telecare, as well as for emergency telemedicine. This acquisition strengthens the strategy of Orange Business Services in the development of solutions for healthcare professionals. The acquisition was completed in early July 2022.

Planned creation of a joint venture with Deutsche Telekom, Telefónica and Vodafone for the implementation of a digital advertising technology platform in Europe

In February 2023, Orange, Deutsche Telekom, Telefónica and Vodafone announced plans to form a joint venture to develop a technology platform for digital advertising (ad tech) in Europe. The platform is specifically designed to bring a major improvement to the control, transparency and protection of the consumer personal data that is currently collected, distributed and stored on a large scale by some major non-European stakeholders. It is expected to benefit consumers, advertisers and publishers all at the same time. Its creation was authorized by the European Commission. The four companies will assume equal stakes of 25% each in this new joint venture, which will be based in Belgium and managed by independent management.

Agreement for the creation of the Hexadone joint venture with Banque des Territoires

In November 2022, Orange and the Banque des Territoires announced the signing of an agreement to create Hexadone, in order to design and offer a digital platform for all communities wishing to control and enhance their regions’ data. With this project for a digital platform that is both simple and robust, sovereign and secure, open and interoperable, Hexadone’s ambition is to be the regions’ trusted partner for the sovereign use and enhancement of their data. The launch of the digital platform is scheduled for the first half of 2023.

Agreement for the disposal of all OCS and Orange Studio securities to the Canal+ Group

In January 2023, Orange and the Canal+ Group announced that they had signed a memorandum of understanding for the Canal+ Group’s acquisition of Orange’s entire stake in the OCS pay-TV package and in Orange Studio, the film and TV co-production subsidiary. Following the deal, the Canal+ Group will be the sole shareholder of both companies.

Since their founding in 2007 and 2008 respectively, competition in the audiovisual sector, particularly for OCS, has continued to intensify with the emergence of powerful international platforms. In this context, Orange wanted to sustain the development of the two subsidiaries while preserving jobs and the p-financing of audiovisual content. In order to ensure these objectives, Orange has therefore entered into discussions with the Canal+ Group, its historical partner and a renowned European player in the creation and distribution of content. Canal+ has been a 33.34% shareholder of OCS since 2012 and is OCS’ leading distributor.

The French Competition Authority will be informed of the deal (see Note 19 to the Consolidated Financial Statements).

Merger of Deezer into the SPAC I2PO and IPO of the new entity

In July 2022, global music and audio streaming platform Deezer and I2PO, a SPAC (Special Purpose Acquisition Company), merged. Following a capital increase, the merged entity, renamed Deezer, was listed on the Professional Compartment of the regulated market of the Euronext Paris stock exchange. Prior to the transaction, the Group held a 10.42% stake in Deezer. Following the transactions, Orange holds 8.13% of the new entity and no longer exercises significant influence over it. The transfer of securities led the Orange group to recognize, in the second half of 2022, a gain on disposal of 77 million euros in the income statement (see Note 3.2 to the Consolidated Financial Statements).

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1.4     Operating activities

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, such as fixed and mobile telecommunications, data transmission and other value-added services, including Mobile Financial Services. The Group is present as an operator in 26 countries. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes. As part of its global approach to development, it also offers access to some services (financial, energy, health, education) aiming at covering the essential needs of populations by leveraging its connectivity offer (see section 4.5.2 Offering inclusive services that complement connectivity).

For consistency with the segment information in the Consolidated Financial Statements, the Group’s activities are presented below by business segment (or group of segments): France, Europe, Africa & Middle East, Enterprise, Totem [7], International Carriers & Shared Services, and Mobile Financial Services.

The results of Orange’s activities in 2022 and its principal operating indicators in its various business segments are set out in Section 3.1 Review of the Group’s financial position and results. Information on the business segments’ performance and objectives is also available in Section 1.2.3 The Orange group strategy.

Unless otherwise indicated, the market shares indicated in this chapter relate to market shares in terms of volume, and the data related to customers does not include SIM cards dedicated to connected devices (Machine to Machine - M2M).

1.4.1      France

Orange is France’s incumbent telecommunication operator (see Section 1.1.3 History). The bulk of its business is carried by Orange SA, which is also the parent company of the Orange group.

The France business segment includes all fixed and mobile communication services to individuals and companies with fewer than 50 employees [8] in France [9] as well as wholesale services. Activities developed for companies with more than 50 employees, content activities and Mobile Financial Services are covered in Sections 1.4.4, 1.4.6 and 1.4.7 of this document.

In 2022, the France business segment generated 39.6% of the Group’s consolidated revenues.

The market

In the first nine months of 2022, telecommunication operators’ revenues on the retail market rose by 1.9% on an annual basis (source: Arcep, third quarter 2022).

While fixed narrowband telephony revenues continued their downward trend as a result of the steady decline in the number of copper network lines, fixed broadband telephony revenues continued to grow due to the increasing number of accesses. This growth was driven by the rapid development of Fiber To The Home (FTTH). At the end of the third quarter of 2022, 17.1 million customer accesses were connectable to FTTH, which represents year-on-year growth of 3.7 million, compared with year-on-year growth of 4.1 million at the end of the third quarter of 2021 (source: Arcep, third quarter 2022).

At September 30, 2022, revenues from mobile services on the retail market had also risen by 5.8% year on year (source: Arcep, third quarter 2022).

The French broadband and very high-speed broadband Internet market is dominated by four main operators, which account for over 96% of broadband customers. Orange’s market share was virtually stable in 2022, at 39.5% in the third quarter of 2022, and Orange remains the leader on this market, ahead of Free, Altice-SFR and Bouygues Telecom (ranked second, third and fourth, respectively, by number of customers) (Source: Orange estimates).

The French mobile market is dominated by the same four operators as the fixed market, which account for 94% of mobile customers. With a market share estimated at 34% in the third quarter of 2022, Orange has maintained its position and remains the leader on this segment as well, ahead of competitors Altice-SFR, Bouygues Telecom and Free (ranked second, third and fourth, respectively, by number of mobile customers) and all MVNOs (Source: Orange estimates).

Orange’s business activities

Orange France’s core business involves the provision of fixed telephony, broadband and very high-speed broadband Internet and mobile telephony services for the B2C and Pro-SME markets. Its strategy is based on greater bandwidth in fixed (fiber) and mobile (4G and 5G) networks, promoting the take-up of new services and conquering new areas of growth, while continuing to transform its Customer Relations (see Section 1.2.3 The Orange group strategy).

Mobile

In the B2C mobile market, Orange segments its offers into several ranges covering all customers, from those looking for just the essentials in terms of communications or Internet connectivity to those wanting the best smartphones and who have very intense connectivity uses in France and internationally. The Orange brand has seven offers for the mobile market, three of which are compatible with 5G technology.

Orange is present on all market segments, including on the entry-level market. In addition to the Orange brand, Orange France also proposes under the Sosh brand several types of mobile subscriptions at attractive prices, only available online, with no commitment and no handset. At the end of December 2022, Sosh had 4.5 million mobile customers.

Since 2015, all the offers sold by Orange are at least 4G compatible, including entry-level market offers. Since 2020, some of these offers are also 5G compatible. Orange is continuing its family focused strategy with the development of multi-line plans through its flagship Open offer. Open mobile offers are available in the same ranges as conventional mobile offers and include the same levels of service.

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Segmenting offers on the B2C and Pro-SME markets allows Orange to continue to grow its subscriber base while the decline in prepaid services continues (see Section 3.1.3.1.5 Additional information - France). At the same time, the MVNO customer base hosted on the Orange network reached nearly 1.3 million customers at end-December 2022, down significantly from end-2021 due to the acquisition of two MVNOs by Bouygues Télécom and SFR.

Fixed telephony and Internet

In the B2C broadband Internet market, Orange segments its offers into three main categories: Livebox, aimed at customers looking for Internet and TV essentials; Livebox Up, which meets the needs of those wanting the best speeds and a premium TV experience; and, lastly, Livebox Max, which adds in a premium WiFi service. Orange launched this offer in April 2022 with the Livebox 6, a new box compatible with the new WiFi 6E standard.

Sosh has also been present on the broadband Internet market since 2018, with affordable offers, available exclusively online and with no commitment.

The Orange and Sosh broadband Internet access offers are marketed using FTTH technology in eligible areas, or otherwise ADSL. Orange is the market leader in terms of the number of FTTH accesses sold, with a total of more than 7.2 million subscribers at end-2022 over a scope including B2C, professionals and small and medium-sized businesses.

With the steady growth in full unbundling, as well as wholesale subscriptions and naked ADSL access to third-party Internet service providers, the decline in revenues generated by the conventional telephony service business continues.

Since November 27, 2020, Orange is no longer the operator responsible for providing universal services including connection to a fixed network and telephony service (see Section 1.7.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet).

Orange also pursues advertising network activities through its websites, which have nearly 25 million unique visitors each month (source: Médiamétrie - Overall Internet Audience in France in November 2022, January 2023).

Wholesale

Orange Wholesale France (OWF) markets infrastructure, connectivity, fixed and mobile network solutions, and wholesale services in France. In turn, it purchases these services from third-party operators for Orange France and its end-customers. The Group is the leader on this market in France. Its main rivals are other network operators as well as infrastructure operators, such as Altitude and Axione.

The OWF business includes the interconnection of competitive operators, wholesale subscription and traffic services (ADSL and fiber) regulated by Arcep (see Section 1.7.2.3 Regulation of fixed telephony, broadband and very high-speed broadband Internet) and the construction and marketing of very high-speed broadband fiber optic networks.

The unbundling of access to the copper network is a structurally declining business due to the gradual closure of this network (see The network section below). The fiber network is marketed to rival operators according to two methods: leasing or co-financing of lines. Co-financing requires a basic investment for third-party operators, plus recurring maintenance fees. After having increased significantly in 2020, revenues from co-financing dropped sharply in 2021. This downward trend continued in 2022 as the fiber roll-out reached maturity. The timing of co-financing payments to be received by Orange is highly dependent on the purchasing strategies of third-party operators in connection with the development of fiber and the policies of investment funds.

Lastly, since 2011, Orange has been providing Free Mobile with a nationwide roaming service on its 2G and 3G networks. That service was extended until the end of 2025. See Section 1.7.2.2 Regulation of mobile telephony - Infrastructure sharing.

Distribution

Since 2020 and the Covid-19 health crisis, the sales channel mix has been deeply disrupted.

Orange France is pressing ahead with its digital development strategy, with a fully digital customer experience in Orange online stores (available on Orange.fr) and Sosh (via Sosh.fr), with Sosh offers only available on the digital channel. In 2022, the number of sales made through the digital channel rose by 12% compared with 2019 (p-crisis year) but fell by 8% compared with 2021 due mainly to the full reopening of stores. They still account for nearly one-third of all sales.

The dedicated customer call centers based on the type of services marketed account for 19% of sales. Their number decreased by 14% compared with 2021 and 7% compared with 2019.

The network of retail stores across France consisted of more than 500 stores at the end of 2022. Retail stores accounted for 43% of sales over these 12 months. The volume of sales made through this channel increased by 8% compared with 2021 but was down 27% compared with 2019.

Lastly, the number of sales made through other channels, such as direct marketing, door-to-door and the multi-operator network, decreased by 9% compared with 2021 but remained 60% above the 2019 level. They account for 7% of overall sales volumes.

The network

Orange’s commercial leadership is built partly on its leadership in fixed and mobile networks.

Orange continued to roll out its fiber optic network at a steady pace in 2022. In France, the Group gave nearly 5 million additional premises access to Orange FTTH during the year (after nearly 6 million in 2021). At end-2022, just under 34 million premises were connectable to Orange fiber, a number that includes fiber rolled out to Orange’s own networks and third-party networks. According to the observatory report on subscriptions and the roll-out of high-speed and very high-speed broadband (Observatoire des abonnements et déploiements du haut et très haut débit) (Source: Arcep, third quarter 2022), more than 17 million (i.e. nearly 52%) of the total connectable premises in France owe their connectability to Orange as an infrastructure operator (roll-out carried out using its own funds). This data does not take into account the networks built and operated by Orange Concessions in Public Initiative Networks (PIN) regions (see below).

On January 31, 2022, Orange submitted a copper network switch-off plan to Arcep. Arcep published the plan for public consultation from February 7 to April 4, 2022, and then on July 29, 2022 published a Q&A document with the clarifications and adjustments Orange had made to the plan. The plan states that, during the first phase of the transition, which began in 2020 and will continue until the fiber network roll-out is completed in 2025, copper connection sales will be discontinued on a case by case basis insofar as the four telecom operators have rolled out fiber up to the base point. At the end of 2022, sales had been discontinued on nearly 20 million copper connections. This phase also includes switch-off experiments on a few hundred thousand premises. The first batch of switch-offs was thus launched on December 13, 2022, with the actual shut-off expected in January 2025. From 2026, Orange will no longer sell new ADSL subscriptions and the large-scale switch-off of the copper network will begin. By 2030, it will concern the entire network.

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For the mobile network, the roll-out of 4G continued, with an unchanged coverage rate of 99% of the French population, still the best 4G rate in the country (source: Orange estimates). At January 1, 2023, Orange had 30,756 authorized 4G sites in France [10] (source: Observatoire ANFr (French national spectrum agency observatory), January 1, 2023).

For the twelfth consecutive time, Orange’s mobile network was ranked number one by Arcep in 2022 (see Section 1.3 Significant events).

On the 5G side, at January 1, 2023, France had 37,968 5G sites authorized by ANFr, of which 16,121 sites were technically operational in the 3.5 GHz spectrum. Orange operates 5,473 of these sites (source: Observatoire ANFr, January 1, 2023). Since November 2016, the spectrum managers of the European Union Member States have recommended the use of the 3.5 GHz band as the primary band for the introduction of 5G.

Orange announced in March 2022 that it would gradually phase out its 2G and 3G mobile networks by 2030 in all European Union countries where the Group operates (see Section 1.3 Significant events).

Orange Concessions

In 2021, to continue to roll out fiber in rural areas and enhance its infrastructure, Orange consolidated the 24 Public Initiative Networks (PINs) governed by contracts with local authorities, in mainland France and in French Overseas Territories, into one entity, Orange Concessions. For this project, it joined forces with long-term, well-known investors in both infrastructure and local development. Orange Concessions is 50/50 owned by Orange and the HIN consortium comprising La Banque des Territoires (Caisse des Dépôts et Consignations), CNP Assurances and EDF Invest. The joint venture is now recognized under associates and joint ventures in the Group’s financial statements (see Note 3.2 to the Consolidated Financial Statements).

Orange Concessions has been operational since November 2021. Assisting local authorities in the digital planning of their territory, it oversees the design, construction and operation of fiber networks, relying on Orange as the leading industrial partner, and handles the marketing to all commercial operators (ISP) in order to offer fiber to their end-customers. Orange Concessions continues to roll out fiber in rural areas in France while sharing the investment effort with its shareholders.

At December 31, 2022, Orange Concessions had made 2.6 million households connectable to fiber and had nearly 1 million connected customers. By 2025, the joint venture is expected to be operating nearly 4.5 million FTTH accesses, which will make it the leading infrastructure operator in French rural areas.

1.4.2      Europe

Outside France, the Group operates in seven countries in Europe, where it is implementing its convergence strategy based on the local context and drawing on the strengths of its subsidiaries:

−    in Spain, where the Group is number two in the fixed and mobile markets, and where it signed an agreement with MásMóvil to combine their Spanish activities;

−    in Poland, where the Group is the incumbent operator, leader in fixed-line and number two in mobile;

−    in Belgium and Luxembourg, where the Group launched its convergence services via partnerships and announced the signature of an agreement with Nethys to acquire 75% minus one share in VOO SA;

−    in other Central European countries (Romania, Slovakia and Moldova), where the Group, as the leader in the mobile segment, is a convergent player through the roll-out of fiber optic, the use of 4G for the development of fixed telephony via LTE, and its partnerships or acquisitions, in particular that of Telekom Romania Communications.

In 2022, the Europe segment represented 24.9% of the Group’s consolidated revenues.

1.4.2.1     Spain

The Group has been present in Spain since the deregulation of the telecommunication market in 1998. Initially operating in the fixed telephony market, it acquired mobile telephony operator Amena in 2005 before adopting the Orange brand in 2006. The acquisition of fixed telephony operator Jazztel in 2015 enabled Orange to consolidate its position in terms of convergence, thanks to Jazztel’s fiber coverage. En 2021, Orange Espagne consolidated its brand portfolio to focus on Orange, Jazztel and Simyo. In 2022, Orange and MásMóvil signed an agreement to combine their activities in Spain. This transaction is subject to the approval of the competition authorities. It is expected to close in the second half of 2023 at the latest.

In 2022, the Group generated 10.6% of its consolidated revenues in Spain.

The market

Since the consolidation that began in 2014, four operators have dominated the telecom market: Telefónica, the incumbent operator, which acquired D+ in 2014 and operates under the Movistar brand; Orange; Vodafone, which acquired ONO in 2014; and MásMóvil Ibercom, initially an MVNO, which acquired Yoigo in 2016 and then signed a commercial agreement for access to Orange’s fixed and mobile networks, before acquiring Euskaltel in 2021.

In addition to competing in the B2B and B2C segments through their main brands, these four operators also compete via other brands in the low-cost market: Orange with Jazztel and Simyo; Telefónica with Tuenti and O2; Vodafone with Lowi; and MásMóvil with Pepephone and Euskaltel.

Together, the four convergent operators have a combined market share of over 90%, with Telefónica ranked first, followed by Orange (whose market share in November 2022 reached 23.3% for broadband Internet and 22.5% for mobile), then Vodafone (source: CNMC).

In 2022, the Spanish market was marked by continued growth in the low-cost offer market segment.

Orange’s activities in Spain

In 2022, Orange Espagne continued to implement its "Back to Growth" plan, to deal with the difficult context of the Spanish market. This plan is structured around three key areas: focusing on the core activities and their implementation; making the entire business customer-oriented and focusing on "frontline" relations; and, lastly, simplifying Orange offers and processes.

By improving the customer experience and repositioning its offers, Orange Espagne was able to increase its fixed and mobile customer retention. The company also increased prices to ensure growth in its convergent revenues and cope with inflation, even though the market has been affected by competition from low-cost offers.

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Orange Espagne strengthened its ambition to become the leading operator for leisure activities for the entire family, as well as its multi-service approach to differentiate itself from its competitors and create value. As part of this strategy, it:

−    further enhanced its content services, with TV broadcasting rights to Spanish league and UEFA Champions League soccer matches, Disney+, and the launch of Jazztel TV;

−    launched a premium fiber service, the 10 Gbps FTTH Infinity Pack;

−    paid particularly close attention to the digitization of its customer service, mainly through the MiOrange app and the use of WhatsApp, to continue to improve the customer experience;

−    pursued its commitment to the environment, with the launch of a pilot program enabling its customers to install solar panels in partnership with Powen, a solar energy equipment installer.

On the B2B market, and in particular in the SME segment, Orange Espagne revised its portfolio of offers. It added a number of digital services adapted to the needs of SMEs and also offers additional services, such as cybersecurity and sports content. Orange also improved its Orange Digital Empresas offer, a range of digital services to help businesses successfully complete their digital transformation, with solutions for all categories eligible for the "Digital Kit" program launched by the Spanish government.

The network

In 2022, Orange continued to roll out its fiber optic network by connecting 0.8 million additional households to FTTH over one year. At the end of 2022, Orange was able to offer an FTTH connection to 16.8 million Spanish households.

Orange Espagne completed the optimization of the 5G spectrum it had acquired at various auctions, enabling it to increase speeds by 60%. The network can now reach up to 1.5 Gbps. At the end of 2022, 5G population coverage reached 78%, beyond the coverage goal of 50%. Orange Espagne also continued to expand its 4G network, reaching coverage of 99% of the population at the end of 2022.

In November 2021, Orange launched the TowerCo, Totem, in France and in Spain. Its creation enables Orange to strengthen its position as a manager and operator of passive mobile infrastructures and benefit from new growth drivers (see Section 1.4.5 Totem).

1.4.2.2     Poland

The Group has been present in Poland since 2000, when it acquired an interest in the incumbent operator, Telekomunikacja Polska (renamed Orange Polska). In 2006, Orange became the single brand for mobile activities and, in 2012, for all the fixed telephony services offered by the Group in Poland. Orange owns 50.67% of the shares of Orange Polska, which is listed on the Warsaw Stock Exchange.

In 2022, the Group generated 6.0% of its consolidated revenues in Poland.

Poland has four main mobile telephony operators: Orange, T-Mobile (owned by Deutsche Telekom), Polkomtel (operating under the Plus brand, owned by the Cyfrowy Polsat group) and P4 (owned by Iliad since end-2020, operating under the Play brand). At the end of 2022, these four mobile telephony operators accounted for 98% of the total number of SIM cards in Poland, and Orange was the leading operator, with market share of 29% (Source: Orange estimates).

Orange ranks first in the broadband Internet market, with market share of 28.0% at end-2022 (Source: Orange estimates). Its principal competition comes from cable TV operators (mainly UPC Polska and Vectra), as well as from Netia (part of the Cyfrowy Polsat group), a conventional telecommunication operator.

The Polish telecommunication market is highly competitive and relatively fragmented. Convergence has become a key element in new residential customer acquisitions. This environment has caused market consolidation to accelerate, in particular among fixed and mobile players. The Cyfrowy Polsat group acquired Netia in 2018. In 2020, Vectra acquired Multimedia Polska, creating the country’s leader in the cable market, Play completed the acquisition of Virgin Mobile, Poland’s biggest MVNO, and Iliad completed the acquisition of Play. In 2022, Iliad closed the acquisition of UPC Polska, the largest cable operator in Poland. This transaction made Iliad a convergent player in its own right on the Polish market.

In 2021, Play and Polsat Plus Group also both sold their mobile infrastructure to Cellnex, a Spanish-based infrastructure investor. These transactions facilitated the arrival of a new player, who thus took a significant share of the mobile infrastructure market in Poland.

In 2021, Orange Polska completed the disposal of 50% of its FiberCo to the APG Group.

From a geopolitical perspective, the military conflict in Ukraine had a significant impact on the Polish telecommunication sector in 2022. The sector provided essential communication services to millions of Ukrainian refugees who either settled in or passed through Poland. Orange Polska joined the humanitarian efforts right after the onset of the war. In particular, it provided Ukrainian refugees with connectivity services and hosting solutions.

Orange’s activities in Poland

In 2022, Orange Polska continued to implement its strategic plan, Grow, for the 2021-2024 period. Despite the many challenges posed by the macroeconomic environment and heightened competition, Orange Polska remains in line with its financial and operational ambitions.

Convergence remains a key growth driver, enabling the Group to gain and maintain customer trust and loyalty. In 2022, Orange Polska continued to focus its efforts on its Love convergent offers. Love is a package that includes both fixed and mobile services in its basic formula at an affordable price. It can be extended for higher fixed broadband speed, additional SIM cards, enhanced TV content and other value-added services.

The number of convergent customers continued to rise in 2022, reaching 1.63 million and now accounting for 69% of the total number of fixed broadband accesses. This growth was supported by strong sales for the fiber offer, with fiber customers accounting for 42% of the customer base at end-2022, an increase of eight points compared with end-2021. Orange Polska now has more Internet customers on fiber than on copper, which is an important symbol of its technological transformation. This good performance was driven by strong demand for fixed broadband, as well as the continued roll-out of the FTTH network, particularly in small and medium-sized towns and cities, where competition from cable operators is less intense.

For several years, Orange Polska’s business strategy has focused on creating value by adjusting the price of its main online services according to the "more for more" principle. Orange Polska maintained this approach in 2022, taking high inflation into account as well, and thus increased rates for most of its B2C and B2B contracts and prepaid services.

In the B2B market, Orange Polska continued to strengthen its position as the preferred partner for the digital transformation of its customers. IT and Integration Services continued to enjoy robust growth, with a 24% increase in revenues compared with 2021.

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The network

Orange Polska continued to roll out its FTTH network in 2022, reaching 7.1 million connectable households at the end of the year.

In 2021, Orange Polska sold 50% of the capital of its Światlowód Inwestycje subsidiary (the Polish FiberCo) to the APG group. Orange and APG jointly control the Polish FiberCo, which is now recognized under associates and joint ventures in the Group’s financial statements (see Note 3.2 to the Consolidated Financial Statements). The FiberCo expects to connect approximately 1.7 million Polish households to fiber, mainly in areas without fixed broadband infrastructure. As a result of the creation of its FiberCo, future growth in Orange Polska’s fiber coverage will be achieved mainly through access to the FiberCo’s network.

The 5G auctions, which have been expected for several years, were finally announced in December 2022. The regulator plans to make spectrum available in August 2023. This spectrum will enable the launch of comprehensive 5G services in Poland (see Section 1.7 Regulation of telecommunication activities).

While awaiting the auction process, all operators continued to market 5G on their existing spectrum through dynamic spectrum sharing (DSS) technology. In 2022, Orange Polska opened its new 5G Lab at its Warsaw headquarters. The 5G Lab is a place to develop and test solutions that use 5G, collaborate with startups, and present innovative solutions to businesses using the same 5G spectrum as the future Polish 5G network.

At end-2022, Orange’s 4G network covered 99.9% of the population (Source: Orange estimates).

1.4.2.3     Belgium & Luxembourg

In Belgium and Luxembourg, Orange operates via Orange Belgium and its subsidiary, Orange Communications Luxembourg. Orange Belgium is listed on the Brussels Stock Exchange. Following a takeover bid, completed on May 4, 2021, the Orange group now holds 76.97% of the capital of Orange Belgium (see Section 1.3 Significant events). A long-standing player in the mobile segment in Belgium, in 2016 Orange launched convergent offers across the entire country based on the regulation of wholesale access to cable.

In 2022, Orange Belgium generated 3.1% of the Group’s consolidated revenues.

Belgium

Orange has two main competitors in the mobile telephony market: Proximus (the incumbent operator, 53.5% owned by the Belgian State) and Telenet (59.1% owned by the Liberty Global Group), which acquired Base in 2016. With a market share of 28.4% in the fourth quarter of 2021, Orange ranks second behind Proximus (Source: Orange estimates).

The competitive structure of the fixed telephony market remained relatively stable in 2022, with the predominance of the incumbent operator, Proximus, and regional cable operators Telenet and VOO.

There were major developments on the fixed market: Proximus continued to roll out a fiber network throughout Belgium, on its own infrastructure and through two joint ventures (Fiberklaar with EQT Infrastructure, and Unifiber with Eurofiber). Meanwhile, Telenet signed an agreement with Fluvius to roll out a fiber network in Flanders.

In December 2021, Orange Belgium announced the signature of an agreement with Nethys to acquire almost 75% of VOO SA’s capital. On March 20, 2023, the European Commission approved the transaction (see Section 3.2.1 Recent events). This acquisition will represent major progress in Orange Belgium’s national convergent strategy. It will increase investment and competition in the telecommunication sector, benefiting customers and the competitiveness of the Wallonia and Brussels regions. In January 2023, Orange Belgium and Telenet signed two commercial wholesale agreements providing access to their respective fixed networks. For more information on these agreements, see section 1.3 Significant events.

Orange’s activities in Belgium

Throughout 2022, Orange continued its value and innovation strategy for its customers by introducing new offers on the market. In particular, the company:

−    launched 5G to all its contract customers;

−    launched the next generation of TV set-top boxes, reinventing the TV experience with the inclusion of new features and apps;

−    launched a new gaming plan with unlimited access to hundreds of games;

−    inaugurated the second Orange 5G Lab at La Grande Poste in Liège, giving businesses the opportunity to discover, test and develop innovative 5G use cases with 5G Stand Alone (5G SA) technology.

Orange Belgium continues to invest in its network infrastructure and thus successfully participated in the 5G auctions in Belgium in 2022. It acquired blocks of spectrum in the 700 MHz, 1400 MHz and 3.6 GHz bands (see Section 1.7 Regulation of telecommunication activities).

In 2022, Orange Belgium strengthened its CSR commitment with the opening of an Orange Digital Center, which brings together initiatives for digital inclusion and innovation, and the launch of the "RE" program, which aims to raise awareness among the general public of the environmental impact of mobile phones and improve smartphone recovery efforts.

Luxembourg

Orange started its operations in Luxembourg in 2007, via the acquisition of Voxmobile. The company adopted the Orange brand in 2009.

In the mobile segment, Orange Communications Luxembourg, with market share of approximately 14.9%, ranks third behind incumbent operator Post Luxembourg, the market leader, and Proximus Luxembourg, a subsidiary of Belgian operator Proximus, with its Tango brand (source: ILR, June 2022). Post Luxembourg also has the largest market share in the fixed-line and Internet market.

In 2022, Orange continued to adapt its portfolio, in line with its position as a challenger, while taking advantage of the 5G launched in 2020. The company is focused on innovation, through the launch of its space in the Metaverse, which offers its customers a new immersive experience, as well as on CSR, with the launch of the "RE" program.

1.4.2.4     Central Europe

Romania

Orange Romania was founded in 1997 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange launched its satellite TV offers in 2013, then its fiber offer in 2016, following a wholesale agreement with Telekom. In 2021, Orange acquired 54% of fixed telephony operator Telekom Romania Communications (now Orange Romania Communications - OROC), in line with its convergent ambitions in Romania.

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In 2022, the Group generated 3.6% of its consolidated revenues in Romania.

The Romanian telecommunication market is dominated by four operators, three of which provide convergent services, namely Orange, Vodafone, and RCS&RDS (operating under the Digi brand, owned by Digi Communications), and one mobile operator, Telekom (owned by OTE, itself jointly controlled by Deutsche Telekom and the Greek government).

In the mobile telephony market, Orange’s market share was estimated at 39% at the end of the first half of 2022. Orange has maintained its leading position, followed by Vodafone, Telekom and Digi (source: Ancom, first half 2022).

With the acquisition of OROC and the launch of its own fiber network, Orange has strengthened its position on the fixed market, which is nonetheless still dominated by Digi.

Orange’s activities in Romania

In 2022, Orange reached new milestones after acquiring OROC: OROC successfully transitioned all its products and services to the Orange brand; Orange Romania and OROC jointly launched the first national convergent offer; and the customer experience was standardized with the creation of a single customer service number, a new store design, and access to the My Orange app for all customers in September.

On the network side, Orange continued to ramp up its 4G operations, with population coverage now reaching 98.52% nationwide and 99.71% in urban areas (source: Orange estimates).

In 2022, Orange Romania was once again confirmed by Ookla and LCC as a leader in connectivity, and was named best mobile network in Romania in 2022 for voice and mobile data services, as well as the fastest fixed and mobile network in the country, including for 5G.

As the Group’s first country to market 5G, Orange Romania continued to roll out its 5G network, available in 23 cities by the end of 2022, and continued to innovate by testing Romania’s first calls based on ultra-reliable low latency communications (uRLLC) technology, using the 5G Stand Alone network. Orange also continued to cooperate with national and international consortiums under the Horizon Europe research program to work on 5G and 6G innovation themes.

In 2022, as part of the 5G auction process, Orange Romania acquired 220 MHz in the 700 MHz, 1500 MHz and 3400 MHz-3800 MHz bands (see Section 1.7 Regulation of telecommunication activities) and became the Romanian operator with the most 5G spectrum. During the year, the company opened up access to 5G for customers of Yoxo, its all-digital brand.

As part of its CSR policy, in November 2022 Orange Romania announced the launch of a four-year program aimed at increasing the amount of green energy used in its network, by equipping 300 network sites and 4 Data centers with solar panels. Orange had already installed 216 solar panels by the end of 2022.

Slovakia

Orange Slovensko started operating in 1996 and adopted the Orange brand in 2002. A long-standing player in the mobile segment, Orange Slovensko strengthened its position in convergent offers thanks to its own fiber roll-out program and the launch of fixed solutions via LTE in 2017.

In 2022, the Group generated 1.3% of its consolidated revenues in Slovakia.

Slovakia’s fixed broadband market is dominated by the incumbent operator, Slovak Telekom (owned by the Deutsche Telekom group), which has infrastructure covering the entire country. Orange Slovensko ranks second, with a market share of 15% (source: Orange estimates). Nevertheless, the roll-out of its proprietary fiber optic network and regulated access to Slovak Telekom’s fixed network allow Orange Slovensko to provide fixed broadband services to the largest number of potential customers.

Orange Slovensko has three main competitors in the mobile telephony market: O2 (owned by Czech group PPF), Slovak Telekom (owned by Deutsche Telekom) and Swan (national operator, operating under the 4ka brand). 4ka began offering mobile services in October 2015, but remains a marginal player. With a market share of 29% (source: Orange estimates), Orange Slovensko remains the market leader. In 2022, O2 moved into second place on this market, followed closely by Slovak Telecom.

Orange’s activities in Slovakia

In 2022, Orange Slovensko continued to implement its strategy, which consists of strengthening its position in the convergence market, backed up by its substantial market share in mobile telephony combined with growing market share in fixed telephony and TV.

Orange Slovensko markets a number of innovative offers, particularly its Love convergent services. In 2022, Orange Slovensko focused on its portfolio of offers, with the addition of security services for mobile and fixed, and enhanced its customer loyalty program. In the B2B segment, Orange Slovensko has implemented new complex service contracts around innovative virtual data center, cybersecurity, and IoT solutions.

Alongside the improvement in its portfolio of offers and the customer experience, Orange Slovensko has demonstrated its commitment to climate action through an ambitious program to roll out solar panels to its mobile antennas. At the end of 2022, 180 had already been equipped. Orange is the only Slovak operator to implement such a large-scale program. Every base station that is equipped with solar panels prevents the emission of several hundreds of kilos of CO2 per year.

In 2022, Orange Slovensko joined forces with the Slovak University of Technology and with the University of Zilina to develop 5G solutions for Slovak industry. This partnership aims to improve students’ access to 5G technologies and create a space to develop 5G solutions for Industry 4.0.

Orange Slovensko also continued to invest in its network infrastructure. The 5G network, launched in 2021 in Bratislava and Banska Bystrica, reached 25% of the population at the end of 2022. The Orange mobile network was recognized as the best in Slovakia for the third consecutive year by Systemics PAB. Orange also expanded its own FTTH network, reaching more than 570,000 connectable households at end-2022, and can provide fiber services to nearly 520,000 additional households through network partnerships.

Moldova

Orange Moldova started operating in 1998 and adopted the Orange brand in 2007. A long-standing player in the mobile segment, Orange Moldova launched its fixed and convergent telephony services in 2017, following the 2016 acquisition of SUN Communications, Moldova’s main cable operator.

In 2022, the Group generated 0.3% of its consolidated revenues in Moldova.

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Moldova’s main telecommunication operators are Orange Moldova, Moldcell (part of a Nepal-based conglomerate since 2020) and Moldtelecom. Moldtelecom is the incumbent operator; its infrastructure provides both fixed and mobile services. It is the leader in Internet and fixed telephony. In 2022, with a market share of 51.2%, Orange maintained its number one position in the mobile telephony market, followed by Moldcell and Moldtelecom (source: Anrceti Report, third quarter 2022).

Orange’s activities in Moldova

Despite the geopolitical uncertainty linked to the military conflict next door in Ukraine and a difficult economic situation marked by high inflation and an energy crisis, Orange Moldova proved resilient throughout 2022. It was able to adapt to this difficult context while remaining true to its strategic ambitions.

In 2022, in line with its ambition to strengthen its position on fixed broadband, Orange Moldova pursued its full migration to fiber with the aim of reaching a 100% fiber network and migrating all cable customers to fiber by 2023. The rapid fiber roll-out will help to improve the customer experience and accelerate the development of convergence, as well as the decommissioning of the cable network.

Achieving a leadership position in the mobile segment remains a priority for Orange Moldova, which exceeded 1 million mobile contract customers in 2022. Amid high inflation and in order to promote revenue growth, Orange Moldova revised its portfolio of offers in several stages with a "more for more" approach, and also strengthened the positioning of its multi-line Orange Family offer. In March 2022, Orange was the first Moldovan operator to launch a "Roam like Home" offer, allowing its customers to use their minutes and data in Romania.

In the B2B segment, Orange Moldova is now ranked second on the fixed Internet market and is implementing a transformation program to grow on the ICT market and become the IT partner of choice for its B2B customers.

Orange Moldova also continued to invest in the country’s infrastructure. The company operates the most extensive and fastest 2G/3G/4G network, with 4G population coverage of 99%. For the tenth consecutive year, Orange Moldova’s network was rated "Best Moldovan mobile network in the test" by Polish company Systemics PAB.

1.4.3      Africa & Middle East

The Orange group is present in 18 countries in Africa & Middle East, including 16 where it has controlling interests and two (Tunisia and Mauritius) where it has minority interests. Part of the activities are structured into sub-groups (Sonatel and Côte d’Ivoire). Orange operates in both the mobile and fixed markets.

The mobile markets are mainly prepaid markets, largely driven by the accelerated development of voice and data uses. Orange is pursuing a 4G roll-out strategy and is investing in all countries to upgrade and extend their access networks. The first 5G roll-outs took place in 2022 and will accelerate to cover almost the entire region by 2024.

Despite increasingly intense competition, the Group also saw rapid development in Mobile Financial Services with its Orange Money offer. Given the arrival of a new competitor in four countries in the region (Senegal, Côte d’Ivoire, Mali and Burkina Faso) in 2021, Orange changed the business model for its offer and accelerated its digitization. These strong measures led to significant growth in uses in 2022, with more than 100 billion euros in transactions (up 41% compared with 2021). Within the Group’s scope of consolidation, Orange Money had almost 76 million customers at December 31, 2022, including more than 29 million active customers using the service each month (for more information, see section 4.5.2.1 Access to online financial services).

In the fixed broadband market, Orange is speeding up the fiber roll-out, in particular.

Countries in the Africa & Middle East business segment are generally tightening regulations covering service quality and environmental standards, while the tax burden is high.

In 2022, Africa & Middle East accounted for 15.5% of the Group’s consolidated revenues.

Orange aims to become the benchmark digital operator in Africa & Middle East. The sector has been a growth driver for the Group for many years and remains a key component of its strategy (see Section 1.2.3 The Orange group strategy).

1.4.3.1     Sonatel sub-group

The Sonatel sub-group operates under the Orange brand in five countries. With operations in Senegal dating back to 1997, it began its international development in Mali in 2002. It also operates in Guinea, Guinea-Bissau (operations launched in 2007) and Sierra Leone, where it acquired Airtel Sierra Leone in 2016. In 2022, it generated 4.9% of the Group’s consolidated revenues. The Orange group owns 42.33% of the Sonatel sub-group and has control based on a shareholders’ agreement (see Note 20 to the Consolidated Financial Statements). Sonatel is listed on the West Africa Regional Stock Exchange (Bourse Régionale des Valeurs Mobilières - BRVM).

With mobile market shares of 58.9% in Senegal, 65.9% in Guinea, 53.4% in Mali, 60.9% in Guinea-Bissau and 51.6% in Sierra Leone (source: Orange estimates, fourth quarter of 2022), Orange is the leader in all its geographical areas.

Depending on the country, the Group has two or three competitors: Free (whose brand was launched in October 2019 to replace Tigo) and Expresso (Sudatel group) in Senegal; Sotelma/Malitel (Maroc Telecom group) and Alpha Telecom (Planor-Monaco Telecom International consortium) in Mali; MTN and Cellcom in Guinea; MTN in Guinea-Bissau; and (the incumbent operator), Africell and QCell in Sierra Leone.

The Sonatel sub-group continues to develop very high-speed fixed and mobile broadband based on 4G/4G+ (and tests for 5G), FDD/TDD and fiber, as well as mobile data. In 2022, data services achieved double-digit growth in all sub-group countries.

In 2022, the Orange Money service experienced a slowdown in business, but was able to weather the arrival of Wave in Mali and continued to see growth in its active customer base overall.

Despite growing competition, in particular on the Mobile Financial Services market in Senegal, in Mali and soon in Guinea, and despite often unfavorable regulatory decisions and the context of political instability in certain countries, the Sonatel group was able to maintain its financial equilibrium in 2022.

The Sonatel group is a key player in the economic development of all the countries where it operates through digital, financial and energy inclusion (see section 4.5.2 Offering inclusive services that complement connectivity). It also helps support health care, education, local entrepreneurship and the development of a true digital ecosystem.

1.4.3.2     Côte d’Ivoire sub-group

The Côte d’Ivoire sub-group operates under the Orange brand in three countries. The activity covers Côte d’Ivoire, where the Group has operated since 1996, and Burkina Faso and Liberia, where it acquired Cellcom Liberia and Airtel Burkina Faso in 2016. This represents an area with a population of more than 56 million. In 2022, it generated 3.3% of the Group’s revenues. The Orange group owns 72.5% of the Côte d’Ivoire sub-group.

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Orange is the leader in Côte d’Ivoire, Burkina Faso and Liberia. In Côte d’Ivoire, it has a 43.8% market share (source: Artci, third quarter 2022). In Burkina Faso, Orange holds a market share of 44.8% of mobile subscribers (source: Arcep BF, third quarter 2022). In Liberia, Orange recaptured the leadership position from MTN, with a market share of 52.6% (source: GSMA, third quarter 2022).

The three entities face the following main competitors in their respective geographical areas: MTN and Moov Africa in Côte d’Ivoire; Moov Africa and Telecel in Burkina Faso; and MTN in Liberia.

Orange is also the market leader in Mobile Financial Services in Côte d’Ivoire and Burkina Faso. In light of the intense competitive pressure tied to Wave’s arrival in Côte d’Ivoire and Burkina Faso, the response plan implemented by Orange Money helped accelerate growth in uses in 2022.

In 2022, the sub-group’s activity was affected by widespread inflation in the countries in the region, stiff competition and a challenging security situation in Burkina Faso.

FTTH development became one of the sub-group’s most powerful growth drivers. At end-2022, Orange had over 158,000 customers in Côte d’Ivoire. In Burkina Faso, Orange launched the FTTH service in June 2021 and had over 7,900 customers at the end of 2022.

The Côte d’Ivoire sub-group ensures that its strategy, investments and innovation create lasting value for all stakeholders. Digital equality and environmental footprint reduction are central to the CSR strategy of the sub-group, which has consistently strengthened its social impact through various initiatives based around entrepreneurship, financial inclusion (see section 4.5.2 Offering inclusive services that complement connectivity) and the environmental transition. For the second consecutive year, the sub-group published its Social Report, aimed at all stakeholders, in which it presented its achievements and ambitions.

In December 2022, the Côte d’Ivoire sub-group reached a major milestone in its development strategy with its initial public offering on the BRVM through the sale of nearly 15 million shares owned by the Ivoirian government, equivalent to 9.95% of the capital.

1.4.3.3     Countries in North Africa and the Middle East

Egypt

The Orange group entered the Egyptian telecommunication market in 1998 through a partnership in the operator, Mobinil, with Orascom and Motorola. It gradually increased its stake following the withdrawal of Motorola in 2000 and Orascom in 2015. Since 2016, all services have been marketed under the Orange brand. In 2018, Orange Egypt was delisted from the Egyptian Exchange. In 2022, the Group generated 2.2% of its consolidated revenues in Egypt.

After a period of considerable market slowdown in 2017 and 2018 following the introduction of a tax on mobile subscriptions, and the impact of the health crisis in 2020, the pace of the increase in the number of mobile subscriptions that began in 2021 picked up in 2022.

With a share of the mobile market of 26.7% (source: GSMA, fourth quarter 2022), Orange ranks second in the market, behind Vodafone but ahead of Etisalat and WE (Télécom Egypt).

Among the significant events that took place in 2022, Orange notably increased its spectrum, with the acquisition of 30 MHz of spectrum in the 2600 MHz band, and signed a national roaming agreement with Télécom Egypt. Orange also continued to expand its network across the country.

In 2022, Orange Egypte recorded double-digit revenue growth, exceeding its growth in 2021 despite an unstable economic environment significantly affected by high inflation and the sharp devaluation of the Egyptian pound in March 2022. The company continued to implement its transformation plan to increase its profitability.

Morocco

The Orange group entered the Moroccan telecommunication market in 2010 through a partnership with Médi Telecom. The company, which was operating under the Méditel brand, became a consolidated subsidiary of the Group in July 2015, after Orange increased its interest to 49% of the capital. Since the end of 2016, all services have been marketed under the Orange brand. In 2022, the Group generated 1.5% of its consolidated revenues in Morocco.

With 33.4% of the mobile market (source: Orange estimates - third quarter 2022), Orange is the country’s second-largest mobile operator (behind the incumbent operator, Maroc Telecom, and ahead of Inwi).

In a low-growth Moroccan market impacted by the health crisis in the first two months of the year, Orange Maroc continued to grow in mobile telephony and to pursue its significant development in fixed telephony, in particular in fiber where it has passed the 1 million connectable households mark. The year 2022 was also marked by the launch of the digital Yoxo offer and by double-digit growth in active users of the My Orange app, thereby confirming its leadership in digital.

Orange Maroc also inaugurated its Orange Digital Center in March 2022.

Jordan

The Orange group entered the Jordanian telecommunication market in 2000, through a partnership with the incumbent operator, Jordan Telecom. The company became a consolidated subsidiary of the Group in 2006, after Orange increased its interest to 51% of the capital. Since the end of 2007, all services have been marketed under the Orange brand. In 2022, the Group generated 1.0% of its consolidated revenues in Jordan.

With a share of the mobile market of 28.6% (source: GSMA, fourth quarter 2022), Orange is the country’s second-largest mobile operator, behind Zain and ahead of Umniah.

Orange is also a leader in the fixed market through its ADSL Internet offers, together with FTTH, launched in 2016 (source: internal estimates). Zain and Umniah are also growing competitors in this segment.

The year 2022 was marked by the signing of an industry agreement by all operators and the Jordanian authorities governing the operation of the mobile market, including the conditions for allocating 5G spectrum.

Orange also continued its large-scale roll-out of fiber optic to all of the country’s major towns and cities and launched Jood, the first digital offer on the market.

Tunisia

Orange Tunisie launched its activity in May 2010 after acquiring its license in July 2009. The Orange group is a partner, with 49% of the capital.

Orange’s share of the mobile market is 25.7% (source: INT Tunisie at December 2022), placing it in third position behind Ooredoo, which maintains its leading position, and Tunisie Telecom.

In 2022, Orange Tunisie continued to strengthen its market position with growing customer bases and revenues.

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1.4.3.4     Countries of Central and Southern Africa

Democratic Republic of the Congo

The Orange group entered the Congolese telecommunication market in 2011 through the acquisition of Congo Chine Telecom. In 2016, Orange acquired the Congolese subsidiary of the Millicom group, which operated under the Tigo brand. In 2022, Orange RDC generated 1.0% of the Group’s consolidated revenues.

With a 29.8% market share in mobile voice traffic, Orange is once again the country’s second-largest mobile operator, behind Vodacom and ahead of Airtel and Africell. In data traffic, Orange became the market leader in 2022 with a market share of 35% (source: ARPTC (mobile telephony observatory), third quarter 2022).

In 2022, Orange RDC had good commercial momentum with growth in revenues driven by the significant development of its voice, mobile data and Orange Money businesses.

Orange was the first operator to launch 4G, and in 2022 continued to roll out mobile broadband network infrastructure to DRC’s main towns and cities.

The year 2022 was also once again marked by the intensification of regulatory and tax-related investigations by the various Congolese authorities.

Cameroon

The Orange group has been present in Cameroon since the liberalization of the telecommunication sector in 1999. All services, initially launched under the Mobilis brand, have been marketed under the Orange brand since 2002. In 2022, the Group generated 0.9% of its consolidated revenues in Cameroon.

With market share of 45.3% in 2022 (source: GSMA, fourth quarter 2022), Orange is the country’s second-largest mobile operator, behind MTN and ahead of Nexttel.

In 2022, Orange Cameroun once again achieved a very high level of business growth of around 10%, thanks to the very strong development of mobile data and the robust resilience of outgoing voice. The year was again marked by regulatory and tax-related issues investigated by the various Cameroonian authorities.

In 2022, Orange Cameroun received its payment institution license, enabling it to create Orange Money Cameroun and transfer the financial businesses to this new entity.

Botswana

The Orange group has been present in Botswana since 1998, and since 2003 under the Orange brand. In 2022, the Group generated 0.3% of its consolidated revenues in this country. The Group holds a 73.68% stake in the company.

Orange is Botswana’s second-largest mobile operator, behind Mascom and ahead of Be Mobile, with a market share in terms of volume of 39.9% (source: GSMA, third quarter 2022). In 2022, Orange took the lead over Mascom in market share in terms of value and significantly narrowed the leadership gap in market share in terms of volume.

Botswana’s economy continues to be heavily impacted by high inflation. However, Orange Botswana enjoyed excellent growth in its business of around 12% in 2022, thanks to the success of its mobile data and Orange Money services, significant network investments leading to better quality of service, and a growing customer base.

The year 2022 was marked by the roll-out and launch of 5G offers in the country, as Botswana is, after Mauritius Telecom, the second country in the Africa & Middle East region to have launched 5G.

Madagascar

The Orange group has been present in Madagascar since 1998, and since 2003 under the Orange brand. In 2022, the Group generated 0.2% of its consolidated revenues in this country. The Group holds an 87.94% stake in the company.

Orange is Madagascar’s second-largest mobile operator, behind Telma and ahead of Airtel and MVNO Blueline, with market share of 22.8% (source: GSMA, fourth quarter 2022).

In 2022, Orange Madagascar’s business was boosted by mobile data and by the ongoing expansion of TDD fixed services (with the Wifiber offer, which remains highly popular) and Orange Money’s activities in digital services and international transfers. The year was also marked by the ramped-up roll-out of mobile broadband network infrastructure to the country’s main towns and cities.

Central African Republic

The Orange group entered the telecommunication market in the Central African Republic in 2007, as the fourth entrant. In 2022, the Group generated 0.1% of its consolidated revenues in this country.

In 2022, Orange Centrafrique confirmed its leadership position on the Central African Republic market, ahead of Telecel and Moov, with market share of 57% (source: GSMA, fourth quarter 2022).

After the fire in 2021 at the Bangui Data Center, which had caused all services to be suspended for more than a month, growth resumed at a very high level in 2022, at around 35%. Thanks to steady commercial momentum, Orange Centrafrique’s customer bases increased sharply in Voice, Data and Money services.

Mauritius

The Orange group has been present in Mauritius since 2000, through a partnership with the incumbent operator, Mauritius Telecom, in which it holds 40% of the capital.

Mauritius Telecom is the leader in Internet and fixed telecommunication services in Mauritius, ahead of DCL, and in mobile services, ahead of Emtel and MTML, with market share of 49.6% at end-2022 (source: GSMA, fourth quarter 2022).

The operator offers a comprehensive range of fixed and mobile voice and data services. It also offers convergent services (voice, IP and TV) through its MyT service. The first operator to launch 4G and a mobile payment service in 2012, Mauritius Telecom launched its fiber optic network (FTTH) in 2013 and now covers almost all of the country’s households and businesses. Mauritius Telecom was also the first operator to launch 5G in 2021.

One of the main growth drivers for Mauritius Telecom is content, with, in particular, a strategy of investing in premium content, enabling the company to strengthen its position as market leader.

Mauritius Telekom also offers international connectivity via fiber optic submarine cables.

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1.4.4      Enterprise

The Enterprise business segment includes telecommunication services and digital services to key accounts, local authorities and companies with over 50 employees in France, as well as multinationals around the world.

Operating under its new Orange Business brand, Orange is a world-leading provider of support for the digital transformation of businesses. As an infrastructure operator, technology integrator and value-added service provider, Orange Business provides a complete portfolio of offers designed to assist its customers in carrying out their digital transformation projects and implementing their communication projects (connectivity, Internet of Things, Cloud, artificial intelligence, app development). Orange Business provides them with a high level of expertise in terms of protecting, collecting, transporting, storing, processing, analyzing and sharing their data and creating value.

Orange Business leverages the demands of its status as an operator in terms of reliability and performance to accelerate its development in IT services through an ambitious acquisition policy in the fields of Cloud Computing and data. Orange acquired French healthcare company Exelus in 2022. The Group intends to accelerate the provision of services in this field. With Lead the future (see Section 1.2.3 The Orange group strategy), Orange Business is profoundly transforming its model to adapt to the new realities of a market where the boundaries between networks and digital services are disappearing.

In 2018, Orange merged its cybersecurity activities into Orange Cyberdefense to ensure a high level of internal cybersecurity and simultaneously develop Orange’s commercial activities in this strategic area. Orange Cyberdefense combines the legacy security expertise and infrastructure of Orange with those of Atheos and Lexsi, acquired respectively in 2014 and 2016, and of SecureData and SecureLink, both acquired in 2019. In 2022, Orange acquired Swiss companies SCRT and Telsys, which provide IT solution management and cybersecurity services. These acquisitions give Orange Cyberdefense a presence in nine European countries.

In 2022, the Enterprise sector generated 17.4% of the Group’s consolidated revenues.

The market

The health crisis accelerated the digital transformation of businesses (cloudification and softwarization of networks and services, digitization of customer relations, cybersecurity), but also had a significant impact on conventional telecom services (voice and connectivity) which have come under increased pressure due to the acceleration of new ways of working as well as the adoption of Cloud-based collaboration and connectivity solutions. In 2022, the war in Ukraine led to an energy crisis in Europe, and pressure on raw materials and electronic components increased. These economic factors generated inflation at the global level, estimated by the IMF at 8.8% in 2022 (source: FMI, October 2022).

The global communication services and IT services market corresponding to Orange Business’s activities stood at 1,587 billion euros in 2022, up 15% compared with 2021. This breaks down into 488 billion euros for communication services and 1,099 billion euros for IT services. The global communication services market is nevertheless expected to experience an average annual decline of 1.4% between 2022 and 2026. This projected decline is driven mainly by certain sub-segments such as the market of business networks using the technology MPLS [11] and legacy voice in France, which are expected to decrease sharply over the period (by -8.3% and -18%, respectively). The strong momentum in IT services is expected to continue, with 8.7% average annual growth between 2022 and 2026 (sources: Gartner, second quarter 2022/PAC, February and September 2022/IDC, November 2021).

Faced with a highly competitive and fragmented telecommunication and IT business services market, encompassing numerous players such as telecommunication operators, network integrators, IT service providers, or again players from the Internet, digital or cybersecurity worlds, Orange Business has positioned itself as a "network-native digital services company." On the IT services market, Orange Business was ranked third in France (source: Teknowlogy Group/PAC - August 2022 survey). Given the large number of players, there is no available reliable or pertinent information on market share.

In the specific cybersecurity services market, Orange ranks as a major player, with one of the broadest footprints in Europe. Orange has the critical mass needed in this consolidating market, and the ability to support its customers locally in all their geographies. With 977 million euros in revenues in 2022, Orange has set a target of becoming a cybersecurity leader in Europe on this fast-growing market and is aiming for 1.3 billion euros in revenues by 2025.

Orange Business activities

Orange offers a wide range of products and services, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, designed to guide businesses in their digital transformation, and structured around their main challenges (connectivity, mobility, streamlining of processes, smoothness of exchanges with customers and support for their projects).

Orange has structured its portfolio of offers around four main types of products and services:

−    fixed telephony (conventional and IP) and audio conference services;

−    mobile telephony services;

−    network services, including certain service guarantee levels (mobile and fixed connectivity, data transfer, hybrid networks, fixed and mobile convergent services);

−    IT and Integration Services, including Cloud solutions, digital & data solutions, cybersecurity solutions, intelligent mobility solutions, unified communication and collaboration services, and customer services and consulting:

-     Cloud solutions include virtualization and the development of "aaS" (as a Service) solutions and business models that B2B customers are embracing. Orange Business has positioned itself as an integrator capable of orchestrating and building on the various application building blocks of its customers, including the most critical ones - end-to-end in a multi-cloud environment - for both the public or private Cloud. Beyond its own infrastructures (70 Data centers on five continents), Orange is developing a strategy of alliance with major industry players, such as Microsoft Azure, Google Cloud and Amazon Web Services. Nearly 3,500 customers rely on Orange Business’s 2,600 Cloud experts for its multi-cloud expertise,

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-     Digital & Data solutions, including the Business & Decision subsidiary and its 4,000 digital experts in data intelligence and digital solutions, comprise the integration and provision of systems, business apps and application programming interfaces (API), as well as the design of digital solutions for customers in Big Data, data analytics and artificial intelligence. Through its Enovacom subsidiary, Orange also offers healthcare players tailored solutions to meet the challenges of digital transformation,

-     cybersecurity solutions cover infrastructure and users, in managed and integrated or Cloud mode (safe work environments and infrastructure, cybersecurity, management and governance), supervised from a security operations center. Thanks to its2,700 experts and 32 detection centers, Orange Cyberdefense, which also has at its disposal multiple Orange Business locations around the world, leverages Orange’s 30 years of experience in making at-risk infrastructures secure, whether for SMEs, local authorities or multinational corporations around the world,

-     smart mobility solutions, based not only on mobile technologies, but also on the IoT (Internet of Things),

-     unified communication and collaboration services, including interoperability between telephony, messaging and video conference solutions, in triple or quadruple play,

-     lastly, advice and services to customers, including needs analysis, solution architecture, support from roll-out to implementation, user training and administration of services and solutions in a range of areas: transition to all-IP, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, and the digital transformation of companies.

These services are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management, etc.).

As regards its core business as an operator, Orange relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not provide a comprehensive solution. The Group is strengthening this type of partnership on the most developed markets, preferably with leading operators in the geographic areas concerned, such as AT&T or NTT Communications.

Orange also works in close collaboration with an ecosystem of international technological partners, who are leaders in their respective fields of connectivity, unified communication, Cloud infrastructure, effective data use and cybersecurity. In 2020, two strategic partnerships were announced: the first with Google Cloud (around data services, artificial intelligence, the Cloud and edge computing) and the second with Amazon Web Services (around innovation in the Enterprise Cloud and digital transformation). Furthermore, with sovereignty becoming a major transformation topic for businesses, Orange Business is pursuing two complementary development vectors: the first through an independent company named Bleu, a joint venture with CapGemini and in partnership with Microsoft as technology provider; and the second through Gaia-X, a European initiative of which Orange is a founding member.

Lastly, Orange is developing partnerships with service players to enhance the operational performance of French manufacturers: for example, the partnership with Siemens in the Industry 4.0 segment in automation and digital transformation solutions, in order to allow French industrial groups to fully maximize the potential of digitization. In this perspective, the partnership proposes end-to-end support, ranging from consulting to integration and analysis.

In 2022, Orange signed major contracts to assist its customers worldwide, including: with Mondelēz International, for the end-to-end management of its global communication platform consisting of 80,000 people across more than 80 countries, and in particular Voice coverage in markets such as China, India and the Middle East; and with the Ministry of the Interior as part of the "Radio Network of the Future" call for tenders to equip all security, emergency responder and crisis management services (police officers, gendarmes, firefighters and paramedics) with a common very high-speed broadband communication network.

1.4.5      Totem

Totem, Orange’s European TowerCo, was created on November 1, 2021. Orange has transferred all the key assets of its passive mobile infrastructure to this subsidiary. The creation of this independently managed entity allows Orange to strengthen its position as a manager and operator of mobile infrastructure and to benefit from new growth drivers. Totem manages more than 27,000 masts, flat rooftops and other mobile sites in France and Spain, and aims to become a leading player on the European TowerCo market.

Totem offers infrastructure-sharing solutions to mobile operators, businesses and institutions; responds to requests to build new sites; and markets mobile coverage solutions to improve connectivity in dense and enclosed environments, such as stadiums, subways, trains, offices, etc…

Totem has chosen a strong brand name that embodies its vision: mobile infrastructure is the totem of our digital civilization, offering connectivity solutions to everyone, everywhere, in both rural and urban areas. Totem’s mission is to unite all stakeholders - operators, local authorities, institutions, businesses and lessors - to meet the growing need for connectivity.

The European mobile infrastructure market has quickly taken shape: 90% of European towers are currently managed by independent TowerCos, versus 45% in 2016 (source: analyst research, June 2022), driven mainly by specialized players that have been particularly active in acquiring existing tower portfolios. The market leaders are currently pure players Cellnex, with 103,000 sites, and ATC, with 30,000 sites. Some European incumbent operators recently opened up their capital to infrastructure funds. For example, in November 2022 Vodafone announced the sale of 50% of its Vantage Towers TowerCo (46,000 sites) to the KKR and Global Infrastructure Partners (GIP) investment funds, and Deutsche Funkturm/DT (41,000 sites) announced the sale of 51% of its capital to Brookfield and Digital Bridge in July 2022 (publicly available data from ATC, Cellnex, Vantage and GD Towers).

Totem is ranked fifth on the European market by number of sites. It is positioned to support the surging need for connectivity and to offer solutions to meet the emerging needs of operators who are looking for industrial partners. It signed new commercial contracts for the roll-out of 5G, with Telefónica in Spain and Iliad in France, and won the call for tenders to roll out the network for the 15 South line of the Grand Paris Express subway (see section 1.3 Significant events). These accomplishments are just two examples of Totem’s momentum.

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Totem is therefore positioned as a leading industrial TowerCo within the TowerCo ecosystem. Totem leverages its recognized strengths:

−    an exceptional portfolio, in terms of both the density of its network and the quality of its mostly fiber optic sites;

−    the expertise of its teams, who come mostly from the operator world and have extensive knowledge of customer expectations;

−    the ongoing optimization of its industrial model;

−    a 100% renewable energy supply in Spain where Totem is an energy supplier;

−    sound CSR fundamentals.

In 2022, Totem generated 685 million euros in revenues. Third-party hosting revenues represented 16.2% of revenues and the co-location rate was 1.37 at end-2022. The 2026 target is a co-location rate of 1.5x. In 2022, Totem generated 0.3% of the Group’s consolidated revenues.

1.4.6      International Carriers & Shared Services

The operating activities of the International Carriers & Shared Services segment include:

−    International Carrier activities undertaken by the Wholesale International Networks Division (W&IN): roll-out of the international and long-haul network, sales of international telephony and services to international carriers, and installation and maintenance of submarine cable;

−    the content activities of OCS and Orange Studio.

The services marketed to operators in France are presented in Section 1.4.1 France. The content distribution activities are briefly presented below, but their revenues are included in the revenues for the France, Europe and Africa & Middle East segments.

The segment also includes other cross-cutting activities of the Group, in particular research and innovation (see Section 1.6), lease property restructuring, and support and shared activities, including corporate functions at the operational head office.

The operating activities of the segment accounted for 2.3% of the Group’s consolidated revenues in 2022.

1.4.6.1     International Carrier activities

The International Carrier activities include sales of international telephony and services to international carriers, the negotiation and conclusion of roaming agreements, the roll-out of the international and long-distance network and the installation and maintenance of submarine cables.

The wholesale operator market comprises three categories of players: global wholesalers, multinational retail operators (including Orange) and regional or specialist players.

The wholesale market’s customer base comprises voice market specialists (call shops, prepaid cards), fixed and mobile domestic retail carriers (including MVNOs), Internet service and content providers and OTT (Over-The-Top) players. International Carriers also sell wholesale traffic to each other.

Orange W&IN offers a broad range of solutions on the international market. Its business is structured on an extensive infrastructure of long-haul networks. Its presence in both the retail and wholesale markets means the Group can develop solutions that are particularly well adapted to the needs of retail operators.

Roll-out of the international and long-distance network

Orange W&IN designs, rolls out, oversees and protects long-distance international networks, whether terrestrial, submarine or satellite. The Group defines and supplies this international infrastructure and is involved in building the networks and services from the design phase to their operation, as well as in fraud and cyberattack protection. It makes every effort to anticipate developments and adapt its networks to new technologies and emerging needs, using increasingly agile and flexible solutions.

These networks serve both retail and operator customers.

Changes in uses, technological changes and customers’ rising expectations for faster speeds and higher quality have put pressure on the Group to accelerate the development of all of its networks.

Orange is notable for being heavily involved in the design, construction and operation of submarine cable. With its ownership or co-ownership of several cable systems, Orange ranks among the world’s largest owners of submarine links. This has enabled it to respond to the increase in transatlantic traffic.

The Group’s wholesale activity is based on:

−    a seamless global network [12] and an IPX (1) protocol network supporting voice and data with points of presence throughout the world;

−    a global network of dedicated IP routes with end-users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop;

−    99.99% network availability and centralized network supervision, 24/7.

In 2022, IP data traffic increased by 16%.

The year 2022 was marked by the announcements in February of Orange’s participation in the SEA-ME-WE 6 consortium, and in December of its association with the operator Medusa Submarine Cable System. For more information about the announcements, see Section 1.3 Significant events.

Orange Marine

A wholly owned subsidiary of the Group, Orange Marine has a fleet of six cable-laying ships, one vessel that researches new routes for submarine cable installation, and four marine bases. Its ships have laid more than 287,000 kilometers of cable since the 19th century and have made more than 890 repairs to submarine links, some at a depth of nearly 6,000 meters.

Its know-how, from project engineering to the installation and maintenance of submarine cables, is recognized worldwide. This allows it to play a major and strategic role at the global level, at a time when more efficient next-generation cables are being installed across all oceans.

The sharp recovery that began in 2021 strengthened further in 2022, with several noteworthy projects completed:

−    G2P2, the cable between New Caledonia and Fiji laid for New Caledonia’s post and telecommunications office;

−    ARIMAO, the cable connecting Martinique to Cuba laid for ETECSA;

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−    TOPAZ, the transpacific project connecting Canada to Asia installed as part of a long-term partnership with Japanese group NEC;

−    the connection to Ile de Groix by power cable;

−    THETIS, the turnkey project installed for Vodafone;

−    the MEDLOOP system connecting Genoa, Marseille, Ajaccio and Barcelona installed for Sipartech.

For further information on the Group’s networks, see Section 1.5 Orange’s networks.

Orange Wholesale International Networks’ offers

Voice services

Voice service solutions enable operators worldwide to transit their customers’ calls internationally to over 1,200 destinations with 24/7 technical support. Orange is the leader in this market.

Global roaming services

With mobile services solutions, Orange offers global roaming thanks to direct connections with over 200 mobile operators, as well as broad connectivity that enables it to offer messaging services.

Messaging services

Orange is the trusted partner for mobile operators, brands and aggregators to safely deliver and charge for A2P (app to person) and P2P (person to person) text messages throughout the world.

Internet and transmission services

Orange’s data and IP network includes terrestrial, submarine and satellite systems which combine to create a vast global network. With its Internet network, Orange offers adjustable solutions to meet the needs of Internet service or content providers.

Convergence services

Orange provides operators with a multi-service offer to enable them to manage their voice and mobile data services over a single connection.

Security and anti-fraud services

To protect the value of its customers’ business, Orange W&IN offers solutions covering the protection of identity and privacy and the protection of networks, mobile traffic and voice traffic.

The portfolio of anti-fraud and security services relies on voice, Internet and mobile service solutions. These offers include audit, detection and protection functions as well as the provision of analysis reports. The portfolio also contains offers that focus specifically on combating the dangers of cybercrime. Orange W&IN’s customers can resell some of these offers to their own customers.

1.4.6.2     Content activities

On January 9, 2023, Orange and the Canal+ Group announced that they had signed a memorandum of understanding for the acquisition by the Canal+ Group of the entire OCS pay channels package and Orange Studio, the film and TV co-production subsidiary. The Canal+ Group, a 33.34% shareholder since 2012 and the leading distributor of OCS, will be the sole shareholder of both companies following the deal. Orange Studio has more than 200 co-productions to its credit, as well as a catalog of nearly 1,800 audiovisual works and films. The leading film and TV studio in Europe, StudioCanal has many assets to promote this catalog.

With this disposal, Orange exits the content creation and production business to focus on its role as a content aggregator and distributor. Its content strategy will continue to be based primarily on developing partnerships with rights holders and service publishers.

In Europe, Orange is aggregating the best entertainment services of large retailers and offering them to its customers through its broadband networks. Throughout 2022, Orange thus strengthened and updated its offers by incorporating many types of services, such as Prime Video (in Belgium and Romania), XboX All Access (in Belgium) and Nextory audio and e-books (across all the Group’s companies).

In Africa & Middle East, content activities are at the heart of the multi-service strategy and help to cement Orange as a responsible local operator. In 2022, Orange thus entered into a framework agreement with New World TV for the exclusive rights to broadcast the 2022 World Cup in Sub-Saharan Africa. Moreover, the development of local content production and the roll-out of Pay TV are key pillars of the Group’s strategy.

1.4.7      Mobile Financial Services

The Mobile Financial Services Division includes the activities of Orange Bank and Orange Bank Africa. Orange Money’s business continues to be driven by geographical segments, particularly in Africa & Middle East (see Section 1.4 Operating activities).

The banking market

In 2022, the euro zone economy was significantly affected by a series of macroeconomic events: the energy crisis related to the war in Ukraine, the expectation of an economic recession, about 10% inflation in the euro zone, monetary tightening implemented by the ECB through key rate hikes, and investor caution after several boom years of fundraising.

Against this backdrop, neobanks and fintechs accelerated the transformations already underway in 2021 to increase their profitability via paid services and diversify their businesses while reducing their operating costs, strengthening their compliance processes and launching innovative solutions, including responsible investing.

The very intense competition in this market comes from players in several major categories:

−    large conventional banking networks;

−    online banks (Boursorama Banque, ING Direct, etc.);

−    neobanks (such as Orange Bank), which appeared in the 2010s and are based on a mobile app and a simplified customer experience. In competition with online and conventional banks, innovation is their key means of capturing market share;

−    fintechs (financing platforms, means of payment and account aggregators); the French fintech industry continued to thrive within the euro zone in 2022;

−    tech giants offering mobile payment solutions, including Apple Pay, the Facebook Messenger payment function, Samsung Pay, Android Pay, etc.;

−    large retailers (Leclerc, Fnac-Darty, etc.), which are aiming to become links in the Mobile Financial Services value chain, and new players from all backgrounds that continue to emerge in the banking market (MafrenchBank, Uber Money, Free and Starling Bank).

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Mobile Financial Services activities

Orange Bank

Launched in November 2017, Orange Bank, a wholly owned subsidiary of the Orange group, provides cutting-edge banking services natively designed based on the mobile uses of customers, in strong synergy with Telecom activities.

Accessible to everyone, the offer available in France requires no conditions in terms of income, savings or minimum balance. There are no bank charges attached to accounts and the associated bank cards (subject to certain terms and conditions of use). All basic banking services are offered: bank account, standard and premium bank card, checkbook, authorized overdraft, savings passbook, à la carte insurance and personal loans. In 2020, the bank expanded its range with the launch of the Premium Pack, the first offer on the market intended for parents and up to five children, from age ten.

The Orange Bank app offers innovative features, relying heavily on telecom uses. It enables customers to make contactless payments with bank cards or via mobile handsets using Apple Pay and Google Pay, immediately access their bank account balance, temporarily block and unblock their bank card, request and send money by text message, change their bank card code at any time, or add funds to their account by bank transfer or bank card. Customers can perform all their banking transactions on a mobile handset. Customer Relations are managed by a virtual advisor, available 24/7, with the option of using the customer relationship center in France.

To open a bank account, customers have access to a network of more than 300 Orange stores approved as IOBSPs [13]. A specific type of loan that allows customers to finance the purchase of products available in the store (mobile phones, accessories, etc.) is also offered across the Orange network.

After the acquisition of Orange Courtage in 2020, which enabled the bank to reach a new milestone in its cross-selling policy with Orange by becoming an insurance broker, and that of neobank Anytime, in January 2021, which specializes in business banking, Orange Bank launched Prêt Express (express loan) in 2022. The product of a partnership with Next 40 Younited’s fintech, the offer incorporates the latest generation of technology solutions with concrete benefits for customers: loans accessible to customers and non-customers of the bank, high approval rates, and faster and more streamlined processes. In addition, Orange Bank continues to offer car loans sold in the Groupama network alongside vehicle insurance.

On the international stage, Orange Bank was launched in Spain at the end of 2019. An all-mobile bank, it offers all its customers, whether or not they are Orange customers, a bank account, a Mastercard debit card and a savings account. Mobile payment is available on Apple Pay, Google Pay and Samsung Pay. Innovations include the Group management function, which enables funds and expenses to be shared or transferred between several people, giving customers the option to manage joint subscriptions such as water bills or Netflix accounts. Since the summer of 2020, Orange Bank Espagne has also been offering consumer credit and a financing solution for purchases of mobile phones in stores.

At December 31, 2022, Orange Bank had 2 million customers in France and Spain. This number includes customers who had opened an account with Orange Bank, as well as customers of credit and mobile insurance offers.

Orange Bank Africa

In partnership with NSIA, a leading bancassurance provider, Orange launched Orange Bank Africa’s business activities in July 2020 in Côte d’Ivoire after obtaining a banking license from the Central Bank of West African States (BCEAO) in 2019. For populations still excluded from the conventional banking system, Orange Bank Africa has quickly become one of the most efficient ways of accessing credit and savings 24/7 from the Orange Money mobile account. Orange Bank Africa plans to expand into Senegal, and ultimately into Mali and Burkina Faso.

Orange Bank Africa offers a fully digital microcredit and savings solution, allowing users to borrow smaller amounts instantly, from 5,000 CFA francs (around 8 euros), with an easy-to-use and innovative service which uses a scoring tool designed to accelerate decision-making and a dedicated artificial intelligence algorithm. It is accessible to everyone, regardless of location, time and mobile phone generation. In 2022, this offer was supplemented by a direct bank offer that includes consumer loans, business loans and a prepaid card offer.

Orange Bank Africa had 1.1 million customers at the end of December 2022, with its pico-credit, micro-credit and savings offers via Orange Money and its direct bank offers (consumer loans, business loans, prepaid cards). In 2022, 0.9 million loans were granted for a total amount of 93.3 billion CFA francs, thereby contributing to the economic and social development of Côte d’Ivoire.

Orange Bank Africa enables the Group to participate more fully in the economic activity of its host countries and is thus completely in keeping with the regional financial inclusion strategy promoted by the BCEAO.

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1.5     Orange’s networks

For the Orange group, the networks are a strategic asset and, as such, are subject to constant supervision, maintenance and upgrades. Launched in 2023, Orange’s strategic plan, Lead the future, is based on four key pillars, including capitalizing on infrastructure in all the countries where the Group is present (see Section 1.2.3 The Orange group strategy).

At end-2022, the Orange group operated networks in 26 countries to serve its B2C customers and in nearly 200 countries or territories to serve its B2B customers. Orange intends to continue to roll out, innovate and invest in the best technologies to meet the challenges of reliability, security and resilience for its customers in all its locations.

The Group’s investments in its networks, other than to maintain their quality (replacement of poles, cables and masts, and other equipment that has reached the end of its life) are designed to improve these networks in a number of respects:

−    the development of very high-speed fixed and mobile broadband (FTTH and 4G/5G), increased data transfer volumes and reduced connection latency. These investments concern all networks, from the mobile radio network and household Internet connectivity to submarine cable;

−    the migration of uses from old technologies (analog telephony, copper networks, 2G and 3G) to new technologies;

−    gradual virtualization of network control functions ("programmability" and "softwarization" of networks so that they can be adapted more quickly to new services and uses);

−    automation of network operation, which improves the quality of service for customers.

The networks are very extensive. In each country, they break down into (i) access networks (fixed or mobile), (ii) IP transmission and transport networks and (iii) control and service networks, supplemented by (v) international networks.

Access networks connect each customer - individuals or businesses - and provide a first level of customer data aggregation. IP transmission and transport networks connect access networks with each other and with the networks of other operators in the relevant country, as well as with international networks. Control and service networks, which drive access, transmission and IP transport networks, provide the connection between people and manage the services (voice, TV, Internet access and data). International terrestrial and submarine networks provide global connectivity for all services, voice and data, for which servers are often located on a different continent.

A glossary defining several of the technical terms used in this section can be found in Section 7.2.2 at the end of this Registration Document.

A common feature of all these networks is the continual increase in their capacity. Uses continue to expand, and traffic volumes are increasing across all Group networks. To anticipate this growth, which will continue over the coming years, the Group is investing in its networks to increase their capacity and performance while controlling their energy efficiency and reducing their environmental impact.

1.5.1      Access networks

Fixed-access networks

Analog access and ADSL/vDSL broadband access

Copper accesses comprise a pair of copper wires that connect individual customers to a concentration point and give them access, via the distribution and transport network, to a local switch. It is used to deliver analog voice services and broadband access services.

Orange operates copper access networks in France and Poland, and in various countries in Africa & Middle East (Côte d’Ivoire, Jordan and Senegal), to provide analog voice access services and data in the B2C, B2B and wholesale markets.

To supplement its coverage, Orange also uses the networks of third-party operators to provide these same services (Belgium, Slovakia, etc.).

Networks and services based on copper accesses are used less and less as users move to very high-speed broadband. They are constantly being optimized to deal with this decrease in usage while maintaining quality service. In France, a timetable has been established for the gradual closure of services (telephony and Internet) on the copper network (for more information, see also Section 1.4.1 Operating activities - France):

−    since the end of 2018: end of the marketing of new analog voice telephony lines;

−    since 2020: end of the marketing of Internet services on copper to B2C customers where fiber is available;

−    starting in 2026: complete discontinuation of the marketing of copper services;

−    gradual phase-out and complete shutdown of the copper access network starting at the end of 2022 by geographic areas with an estimated completion in 2030.

Very high-speed broadband fiber optic access

FTTH (Fiber To The Home) network access extends the available broadband ADSL/vDSL service offer to include upstream and downstream very high-speed broadband (up to 2 Gbit/s and more thanks to XGS-GPON [14] technology), with improved performance, particularly in terms of response time and energy efficiency.

Orange has been rolling out FTTH access for over ten years using GPON technology. This technology can pool several very high-speed broadband accesses on a single fiber without impairing the speed capacity of each access point.

In France, the roll-out of the FTTH network started in 2007. In 2011 and 2012, Orange signed sharing arrangements with other telecom operators to speed up the roll-out. In 2022, it continued at a steady pace, and Orange consolidated its leadership with a total of 33.5 million households connectable to Orange fiber optic at end-2022.

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The roll-out of FTTH networks is also continuing in Europe, where at end-2022 Orange had more than 28.2 million connectable households total (excluding France), including 16.4 million in Spain and 7.1 million in Poland; and in Africa & Middle East, where at end-2022 the Group had connected 3.2 million households to FTTH in Morocco, Jordan, Côte d’Ivoire, Senegal, Mali, Burkina Faso and the Democratic Republic of the Congo.

Thanks to XGS-GPON technology, in 2022 Orange began to activate 10 Gbit/s services on its existing infrastructure, in particular on its network in Spain.

Orange shares its fixed-access network in its three main countries of France, Spain and Poland, and plans to share some future FTTH roll-outs with other operators via FiberCos, involving third parties. In 2021, Orange joined forces with long-term investors to create Orange Concession. France’s leading operator of FTTH networks rolled out and operated on behalf of local authorities, Orange Concessions operates 24 Public Initiative Networks (PINs) representing 2.6 million homes connectable to fiber and nearly one million customers connected at end-2022, and nearly 4.5 million FTTH connections by 2025 (see Section 1.4.1 Operating activities - France). In Poland, Orange has created a 50%-owned FiberCo, whose objective is to roll out 1.7 million lines over the next five years to reach 2.4 million lines (see Section 1.4.2 Operating activities - Europe).

Radio and satellite fixed access

In certain European and African countries, fixed services are provided through 4G/LTE and now 5G, in addition to copper and fiber optic networks.

In addition to copper, fiber and radio accesses, fixed residential accesses and satellite television services are marketed via space capacity rental.

Orange intends to strengthen its satellite offer in 2023 by launching, in partnership with Eutelsat and thanks to the new Konnect VHTS satellite, a commercial offer in mainland France which will allow the most remotely located B2C and business customers to benefit from an enhanced Very High-Speed broadband experience for the price of a fiber optic offer.

Mobile-access networks

The GSM (2G), UMTS (3G), LTE (4G) and 5G access networks support voice and data communication services that reach average speeds of several tens of Mbit/s and up to several hundred in optimal conditions, allowing to easily send and receive voluminous content (audio, photo and video). The Group operates a mobile network in each of the countries where it offers B2C telecommunication services. The network supports GSM, UMTS and LTE technologies in all countries; in Europe, it also supports 5G. Between 2025 and 2030, the Group will gradually phase out its 2G and 3G networks in France and in all European Union countries where it operates. The phasing out of 2G and 3G will allow Orange to optimize the management of its networks and move them toward more secure, resilient, economical and energy-efficient technologies, such as 4G and 5G. Radio frequencies currently used for 2G and 3G will be re-used to improve the capacity and coverage of 4G and 5G networks in both urban and rural areas.

5G technology improves connection speed to mobile services, with average speeds three to four times faster than 4G, thanks to smart antennae installed on existing 4G sites. Orange’s 5G is now marketed in an NSA version (non-standalone, in other words based on a 5G spectrum but using a 4G core and an additional 4G anchor frequency band) in six countries in Europe (France, Luxembourg, Poland, Romania, Slovakia, Spain). It is initially being rolled out in urban areas where 4G is in high demand, and in areas with high levels of economic activity, as a complement to the other networks. On the African continent, Botswana launched the 5G NSA commercially in 2022 and six other countries have launched 5G pilots. 5G roll-outs are planned in the 17 countries in Africa between 2023 and 2024.

5G SA (standalone, in other words, operating completely independently of 4G and having its own core network) makes it possible to improve latency but also to adapt the network and the quality of service according to the user needs by using network slicing technology: This technology consists of virtually dividing the network into several slices operating independently and thus offering different levels of mobile network performance according to customer needs (B2C, businesses, industrial campuses, etc.).

In 2022, 5G SA pilots were launched in Spain and Belgium. In 2023, the Group plans to commercially launch 5G SA in France, Spain and Slovakia, as well as to carry out targeted roll-outs in Belgium with a number of customers.

To reduce its environmental impact and operating costs, Orange shares more than half of its radio sites with a competitor. Sharing can be either "passive" (confined to masts/rooftops only), or "active" (masts/rooftops and active equipment). Sharing of this nature, which previously concerned 2G/3G/4G technologies, now includes 5G. Passive sharing is in place in almost all of the Group’s host countries. Active sharing, which is more efficient, has mainly been adopted in the following countries:

−    Poland, for nearly all of the mobile access network;

−    Spain, where the mobile-access network is shared outside major cities (with more than 175,000 inhabitants);

−    France, for 4G coverage of dead zones, including the 2,000 new sites of the New Deal program;

−    Belgium, where an active mobile-access network sharing agreement was signed in 2019. Work to consolidate the two networks started at the end of 2021 and will take place over several years;

−    Romania, for sites in rural areas.

At the end of 2021, the Group created a European TowerCo, Totem, which has a passive mobile infrastructure portfolio of more than 27,000 sites in France and Spain (See Section 1.4.5 Operating activities - Totem);

In 2022, the Orange group continued its policy of activating energy saving features for mobile-access networks in all countries. These features consist of reducing equipment consumption when traffic is low. The Orange group works with its suppliers to develop new features and supports its subsidiaries to accelerate their roll-out in their networks.

Orange also assesses the energy efficiency of its new equipment in order to choose the most efficient kinds to replace older, more energy-intensive equipment.

Lastly, Orange develops and uses artificial intelligence-based tools to optimize the configuration of radio sites and avoid their over-dimensioning, and therefore their over-consumption.

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1.5.2      National transmission and IP transport and control networks

In each country where it has B2C customers, Orange operates a network that is layered as follows:

−    transmission network;

−    IP transport network;

−    control network;

−    voice services network.

The transmission network primarily consists of fiber optic, but also radio relay systems, especially for alternative or purely mobile networks in the MEA region. These networks support voice and data traffic, for fixed and mobile B2C, B2B and wholesale services. Optical links offer bandwidth of up to 400 Gbit/s per wavelength, and Dense Wavelength Division Multiplexing (DWDM) technology makes it possible to have up to 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions to obtain more flexible transport networks.

The IP network consists of routers connected to the transmission network. In France, an IP network dedicated to businesses is also in operation, in addition to the network managing data for B2C customers. The main purpose of this network is to connect businesses’ French sites for internal data exchange on a Virtual Private Network (VPN) and provide them with Internet connectivity. It also provides Voice over IP transport to businesses.

The control network (also known as the signaling network) manages calls and data connections, updates of location data for mobile phones, roaming and SMS. This network is being upgraded to new standards, for example to manage 5G.

In the countries in which it has fixed operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN digital services. These networks are continually being optimized because of declining uses. In France, Orange stopped marketing its analog voice services at the end of 2018 and announced the first zones where voice services will only be available using IP technology from the end of 2023.

Orange has also rolled out fixed VoIP networks using IMS (IP Multimedia Subsystem) technology in many countries for B2C and B2B uses.

Until 2015, all mobile voice traffic was managed in switched mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in European countries to offer VoLTE (VoIP over LTE) and VoWiFi (mobile Voice over WiFi) services. At end-2021, VoLTE and VoWiFi had been rolled out in all of the Group’s European networks and are being rolled out in some countries in the MEA region.

1.5.3      International networks

Terrestrial network

The international terrestrial network comprises four main networks, connected via submarine cable:

−    the European network, whose roll-out began in April 2012 in France, and which has been extended to include services in Frankfurt, London, Barcelona and Madrid, as well as submarine cable stations;

−    the North American backbone, one of the most strategic routes for Europe, since 80% of the Internet traffic generated by Europe comes from the United States;

−    the Asian backbone in Singapore, served by the SEA-ME-WE3,SEA-ME-WE4 and SEA-ME-WEA 5 submarine cable; and

−    Djoliba, the first pan-African backbone, commissioned in November 2020. This infrastructure is based on a terrestrial fiber optic network coupled with submarine cable, thereby offering secure international connectivity from West Africa. The new backbone covers eight countries: Burkina Faso, Côte d’Ivoire, Ghana, Guinea, Liberia, Mali, Nigeria and Senegal.

Satellites

Orange uses satellite communications to provide VSAT (Very Small Aperture Terminal) services to Orange Business’s terrestrial or maritime B2B customers, to connect isolated mobile sites in Africa and to provide IP or voice connections to other operators. To provide these services, Orange uses space capacity rented from satellite operators (Eutelsat, Intelsat, SES and Arabsat).

Submarine cable

To address the strong growth in international telecommunication traffic and in a highly competitive market, Orange is maintaining its level of investment in submarine cable and is continuing to develop its network in order to meet the needs of its customers. Due to the high cost of the investments required to construct a cable, these investments are carried out with the various players involved (operators, private companies and GAFAM) and in various forms (consortiums, purchase of user rights, transmission capacity rental, etc.).

Orange is an investor in more than 40 submarine cables and consortiums covering various routes: North Atlantic, Caribbean, Europe-Asia and Europe-Africa.

The year 2022 was marked by the announcements in February of Orange’s participation in the SEA-ME-WE 6 consortium, and in December of its association with the operator Medusa Submarine Cable System. For more information about the announcements, see Section 1.3 Significant events.

In addition, during 2022, the 2Africa consortium, of which Orange is a member, continued the gradual roll-out of the cable, notably with several landings in Europe (Marseille, Genoa, Barcelona) and in Africa (Egypt, South Africa, Djibouti). More than 45,000 kilometers long, its full commissioning is scheduled for 2024 and will connect 33 countries in Africa, Asia and Europe. The cable, rated up to 180 TBps in key parts of the system, will increase capacity and improve Internet reliability and performance across much of Africa, and supplement rapidly growing capacity demand in the Middle East.

Lastly, the roll-out of the new Amitié transatlantic cable, of which Orange is a partner, continued in 2022. Measuring 6,600 kilometers in length, this new generation cable (16 fiber pairs) will provide a connection between the state of Massachusetts in the United States, France and England. Its commissioning has been postponed to the summer of 2023.

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International service control networks

Orange operates an international control network to manage the signaling associated with the voice, roaming and text message traffic of its mobile networks and those of its operator customers. This network is evolving to handle new standards such as 5G.

Orange also operates a network for the supply of voice services for international businesses, based on the international IP MPLS network.

In addition, several centralized platforms were rolled out on international transit points to provide value-added services to mobile operators.

1.5.4      Network resilience

Network resilience ensuring continuity of services is an essential element of Orange’s purpose as a trusted operator. Orange’s network resilience approach focuses on:

−    anticipation, by choosing the architectures most likely to resist hazards. This includes anticipating future climate conditions and the weather events they will produce;

−    assessing the system’s ability to anticipate and absorb potential disruptions, to develop ways to adapt to changes in the system itself (such as the introduction of a new technology, or external changes), and to enhance its ability to withstand disruptions and recover as quickly as possible after a shock.

Orange’s network resilience is built on:

−    transmission and transport networks structured in loops in order to ensure a minimum service in the event of a branch outage;

−    redundancy at various levels (sites, energy chains, equipment and servers) in order to compensate for failures of individual units;

−    anticipation and prevention capabilities to detect and implement the first redundancy and diversity mechanisms. Historically, these capabilities referred to the robustness of the network;

−    absorption capabilities with defense mechanisms, including congestion or overload control mechanisms;

−    adjustment capabilities to reduce the impact of incidents on the services provided to customers;

−    repair capabilities to restore normal functioning.

1.6     Research and Development

In the Information and Communication Technologies (ICT) sector, which is undergoing major change in its value chain, with an increase in the number of players and the creation of new economic models, innovation is a major growth driver for the Orange group. In 2022, the Group devoted 605 million euros (i.e. 13.9% of its revenues) to furthering its research and innovation activities. This amount includes staff costs and operating and capital expenditure related to research and innovation in new products and services.

1.6.1      Research and innovation

Orange is currently a leading private player involved in digital research in France. The Group aims to be a committed player in current and future transformations including connectivity, especially with fiber, 5G and 6G, responsible artificial intelligence, the Internet of Things on a large scale, and trusted digital technology with low environmental impact that meets the need for sovereignty. Orange aims to use research to improve daily life for everyone and to respond to major social challenges through innovative and responsible uses of new digital technologies. Bringing together its activities around the creation of strategic innovation, research and the implementation of technical and data policies for the Group, Orange Innovation is the driving force behind this innovation. Against the backdrop of rapid changes in our customers’ uses and expectations, Orange Innovation is building competitive and value-creating assets for the Group. Its mission, "Prepare the future, build the present," is part of the Group’s strategy.

Orange is convinced that using data and artificial intelligence (AI) in a responsible, useful and accessible way is opening up new prospects for individuals, society and the planet. Its research and innovation teams leverage the benefits of AI to support four priority areas: making networks smarter, improving operational efficiency, reinventing the customer experience and ensuring that the use of data and AI is sustainable and responsible. Orange established its Data and AI Ethics Council in 2021 with this in mind, and in 2022 it signed an Ethics and Responsibility Charter [15] in order to specify its values. The Group also offers its employees a complete range of training in AI/Data: acculturation, training for professions and experts, including independently through platforms such as Coursera and OpenClassrooms. Furthermore, in partnership with DataScientest, Orange offers certification programs for individuals receiving professional retraining and a Data Analyst course at the Orange Apprentice Training Center.

Supplying its customers with the best connectivity is key to Orange’s strategy. Several innovations are currently being developed or tested which are likely to provide solutions in the coming years to improve connectivity, achieve the "Net Zero Carbon by 2040" commitment, develop new services and improve the quality of service provided to our customers.

Thus, 5G technology enables improved connection speed to mobile services, with average speeds three to four times faster than 4G thanks to 5G smart antennae installed on existing 4G sites (see Section 1.5.1 Access networks). 5G is also more energy efficient than 4G, making it an essential lever for the Group to achieve its commitment to be Net Zero Carbon by 2040. In 2022, an important stage of preparing, testing and rolling out new 5G Stand Alone (SA) network cores was initiated in the European countries in which Orange operates, paving the way for commercial launches starting in 2023. 5G SA brings increased performance in terms of upload speed for the end user and lower latency. With network slicing, which consists of virtually cutting the 5G network into slices, it will be possible to specialize certain slices to cover critical uses or specific needs and offer different levels of quality and security. 5G SA and network slicing will allow Orange to develop its range of mobile private network solutions. Through the Orange 5G Lab initiative launched in 2021, Orange is proposing a real network of 17 sites worldwide to help economic players better understand the opportunities, value and utility of 5G. Nearly 2,200 businesses, start-ups or local authorities have gone through an Orange 5G Lab since their launch, among which 175 businesses have been supported in testing use cases, particularly in environments benefiting from advanced private 5G network and/or edge computing features.

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To optimize the management of its networks and move them toward more secure, resilient, energy-efficient and modern technologies such as 4G and 5G, Orange has announced the phasing out of 2G and 3G networks between 2025 and 2030 in all the European Union countries in which it is present. Radio frequencies currently used for 2G and 3G will be used to improve the capacity and coverage of 4G and 5G networks in both urban and rural areas. The customer experience on mobile will be improved with better voice quality via VoLTE, higher throughput, lower latency and enhanced security, with no major impact on almost every offer.

In order to best meet the connectivity needs of customers, Orange has carried out the first NB-IoT roll-outs in addition to the networks already rolled out in Europe. In the B2C market, since 2021 Orange has offered "Protected Home" remote surveillance in France, and has also marketed a service in Spain that allows users to monitor their homes themselves using a high-resolution WiFi camera and a mobile app. In the B2B market, Orange also provides two turnkey solutions, "smart tracking" and "smart eco energy," in order to continue to support businesses and local authorities in the democratization of IoT uses. In addition, Orange and its IoT continuum partners announced their collaboration with tiko, a subsidiary of ENGIE, in the development of energy consumption optimization solutions for heating appliances. The objective is to design, produce and roll out a fleet of 800,000 connected terminals in France over a period of 5 years.

Since 2021, Orange has launched several initiatives to realize its vision for the future of the networks. This vision is that of ambient connectivity. It will rely on networks that are more versatile, secure, powerful, resilient and designed to limit their environmental impact. At the same time, key technologies now closer to maturity, such as software networks, edge computing, virtualization, and AI, are ushering in a new era of connectivity that can adapt to services and to breakdowns in real time, autonomously. To gain expertise in the integration and operation of this type of network, in two sites in France the Group has notably rolled out Pikeo, an experimental 5G SA network that is Cloud native, 100% software, 100% automated, and capable of harnessing the potential of AI. This network is also based on Open RAN technologies and the Telco Cloud. Experimentation will continue in 2023 in terms of predictive and corrective maintenance using AI, which makes it possible to combine advanced automation mechanisms.

Orange is also involved in several initiatives with other operators and the telecoms industry to promote the emergence of open and interoperable European Open RAN and Telco Cloud solutions.

Lastly, the Group has entered into a partnership agreement with Google Cloud around data, AI, Cloud and edge computing, and opened the first Edge Computing Lab on its Châtillon site in 2021 in order to implement and test end-to-end edge computing services leveraging 5G performance.

In environmental matters, Orange is continuing its practice of optimizing the energy efficiency of its infrastructure. The Green ITN program has already reduced the Group’s energy consumption linked to network and information system operations (see Section 4.2.1.1 Orange’s Scope 1 and 2 energy consumption). It relies in particular on the energy efficiency of new equipment and next-generation Data centers designed to use air conditioning as little as possible, as well as the use of data and AI to further reduce energy consumption from network elements. Since 2022, an app has enabled Orange subsidiaries to visualize the reduction in their energy consumption and the associated greenhouse gas (GHG) emissions, in connection with the actions implemented. In 2022, Orange refined the complete assessment of its environmental footprint (on the three scopes, including the upstream and downstream of Scope 3) and now has a map of its GHG emissions allowing it to more precisely identify the priority action levers to reduce its impacts with a view to Net Zero Carbon. Orange is also continuing its involvement in standardization bodies, in particular the International Telecommunication Union (ITU), to help the information and communications technology sector’s transition toward a sustainable economy. The publication in December 2022 of a new ITU L. 140 standard is based on the methodological work carried out by Orange in order to quantify, for a given digital service, the GHG emissions that would be avoided thanks to using this service. Orange is also making it easier to calculate the end-to-end carbon footprint of its business offers with the tool made available to its sales force in 2022.

Orange supports and aims to systematize an eco-design and circular economy approach as part of its active approach to its environmental commitment throughout the life cycle of its products and networks. A software eco-design skills center was created in 2022 to support projects under development. Livebox 6, launched in France in April 2022, offers optimized performance with the Wi-Fi 6E standard. It has a configurable sleep mode that, when activated, allows for reduced energy consumption. Livebox 6 also has a 100% recycled and recyclable plastic shell and a low-power e-ink display. In addition, it is easy to repair.

In line with its purpose, Orange helps provide everyone with access to digital services. As such, with the Mahali app, not having a mailing address is no longer an obstacle to the development of e-commerce in Africa. In Côte d’Ivoire, small merchants have a complete online sales solution, from order taking on Facebook, to a delivery process based on a location description provided by the buyer, all the way to payment on delivery with Orange Money. Orange is also working on building a safer digital society and has, for example, provided technological and human support for the development of the 3018 app. Launched in 2022 by the e-Enfance association, this solution makes it easier to report cases of digital violence against young people in France.

Orange also wishes to advance the consideration of social and environmental expectations in relation to technology. The Group presented its vision for 6G in a white paper published in 2022. Involved in several major initiatives around this technology, Orange is coordinating a working group within the European research project Hexa-X-II, tasked with reflecting on the use cases and target characteristics of a 6G network that responds to social and environmental issues, and establishing a dialog with representatives of society with a view to co-designing what 6G will be like upstream of its specification.

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Orange’s research and innovation activities are conducted within the framework of an Open Innovation strategy to capture trends, find original solutions and benefit from the Group’s partners’ skills and contributions.

This is reflected in a number of developments:

−    Orange signed nearly 71 active research contracts with the world’s top University research centers between 2020 and 2022, and has also set up three joint laboratories: one with INRIA on the virtualization of network functions; one on antennas with the University of Nice; and one with the University of Grenoble-Alpes on health. It is also involved in the b<>com Institut de Recherche Technologique, and is contributing to 55 national and European cooperative projects, including through its involvement in seven competitiveness clusters (including the chair of the Images & Réseaux cluster) as part of a network of more than 158 industrial and academic stakeholders. Orange also funds five research chairs, including one with Institut Mines-Télécom on the values and policies of personal data;

−    Orange is also involved in several research projects in France (Quantum@UCA, ParisRegionQCI, France QCI) and in Europe (EuroQCI, Prometheus) around quantum communication networks with numerous academic, industrial and start-up partners;

−    many start-ups benefit from Orange’s support through a number of initiatives, including the Orange Fab program, which offers programs to accelerate and internationalize start-up businesses in 16 countries. The Group also supports female start-up creators with #FemmesEntrepreuses and Women Start, as well as the best positive-impact technology projects in Africa & Middle East, with the Orange Prize for Social Entrepreneurship in Africa & Middle East (known by its French acronym, POESAM - Prix Orange de l’Entrepreneur Social en Afrique et au Moyen-Orient). It is also part of various global networks and events, including the Business France and French Tech networks;

−    lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

1.6.2      Intellectual Property and Licensing

The Intellectual Property and Licensing Department protects, manages and adds value to Orange’s patent portfolio, which is one of the Group’s intangible assets; it also derives value from software. It is an asset that sets Orange apart from its academic and industry partners. Its role is also to defend the Group’s interests in the event of disputes involving intellectual property:

−    at December 31, 2022, the Orange group had a portfolio of more than 9,800 patents or patent applications in France and abroad protecting its innovations. To maximize their value, some patents are licensed through patent pools for patents pertaining to industry standards (e.g. NFC, MPEG Audio, WiFi, HEVC and 5G). Value maximization also concerns software such as engineering tools for the mobile network;

−    in 2022, 207 new inventions were patented, including major technical contributions to standardization (5G, coding, video, etc.). These inventions mainly come from the Group’s Innovation Research Centers in France and abroad;

−    in France, Orange is ranked twelfth in the INPI 2021 ranking (source: INPI 2022, ranking of the top 50 patent applicants).

1.6.3      Capital investment

As a keen major financer of innovation in information technologythe Orange group has made financial commitments to this area via two key complementary investment channels:

−    Orange Ventures, wholly owned by the Group: at the end of 2020, Orange strengthened its venture capital activity by creating Orange Ventures, a new company with a budget of 350 million euros. That makes it one of Europe’s ten largest corporate venture capital funds. Orange Ventures invests in fast-growing companies in Orange’s established business areas such as connectivity, cybersecurity, digital enterprise and innovative financial services, as well as in new areas that the Group is exploring, such as e-health.

With offices in Paris and Cairo, Orange Ventures supports start-ups at all stages of their development, from the seed stage in Africa & Middle East, to more mature phases in Europe and the United States, with unit investments of up to 20 million euros per round of fundraising.

Orange Ventures serves to promote the emergence of future technological champions, helping drive the transition to an increasingly digital and responsible world in the service of the greatest number in order to share their innovation capabilities, for the Group’s customers or within operations.

In this context, Orange Ventures proposes the creation of synergies between Orange and the start-ups. Orange Ventures aims to maximize its financial performance and makes its investment decisions independently;

−    investment funds run by management companies outside Orange. As well as generating a profit, these investments aim to sustain the Group’s innovation, forge strategic, technological and/or commercial partnerships, and enhance the Group’s image within the innovation ecosystem and with its customers and other stakeholders. Since 2021, they have also helped respond to new challenges, particularly Orange’s commitment to achieving Net Zero Carbon by 2040. Over the last 20 years, the Group has made investment commitments of 350 million euros as follows:

-     the Iris Venture IV and Iris Next funds and the three Orange Publicis Ventures funds (Growth, Global and Early Stage), created within the framework of a partnership with the Publicis group,

-     the Raise Investissement, Raise Ventures and Raise Seed for Good funds, run by the management company of the Raise group,

-     several "thematic" funds, including Robolution Capital, managed by 360 Capital Partners and focused on robotics, Ecomobility Ventures, managed by Idinvest Partners and focused on digital and sustainable mobility, Digital Health 2, managed by LBO France and focused on digital health, Venture Reality Fund 2, managed by VR Fund 2 Partners and focused on augmented reality, and Move Capital, managed by Kepler Cheuvreux Invest and focused on European B2B technology companies,

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-     two funds focused mainly on investments in Africa: Partech Africa, managed by Partech Partners, and the Fonds Franco-Africain (FFA), managed by AfricInvest,

-     two investment funds, Paris-Saclay Seed Fund and Seedcamp IV, investing in start-ups in the seed capital phase.

The Group is also committed to two natural capital funds whose purpose is to finance environmental carbon sequestration projects, with compensation in carbon credits (see Section 4.2.1.4 Implementation of the carbon sequestration program.

1.7     Regulation of telecommunication activities

In the countries where it operates, the Orange group has to comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as oversight by authorities seeking to maintain effective competition in electronic communications markets. Orange is also subject to specific regulatory constraints in some countries due to its dominant position in the relevant markets. The risks related to the regulation of the electronic communications sector are described in Section 2.1.2 Legal risks.

1.7.1      European Union

1.7.1.1     Legal and regulatory framework

The European Union has laid down a common legal framework in order to harmonize the regulation of electronic communications. It is binding on the Member States and must be implemented by the National Regulatory Authorities.

The general legal framework of the European Union has been amended by the European Electronic Communications Code, which came into force on December 20, 2018. It revises and combines four main directives deriving from the 2002 Telecoms Package on:

−    a common regulatory framework for electronic communications networks and services;

−    the authorization of electronic communications networks and services;

−    access to and interconnection of electronic communications networks and associated facilities;

−    universal service and users’ rights relating to electronic communications networks and services.

Furthermore, Regulation (EC) 1211/2009 of November 25, 2009, canceled and replaced by Regulation (EU) 2018/1971 of December 11, 2018, established the Body of European Regulators for Electronic Communications (BEREC).

This legal framework is supplemented by sector-based texts (international roaming, open Internet, etc.), as well as broader texts aimed at the European digital ecosystem (protection of privacy, etc.).

1.7.1.2     Main community texts in force

The European Electronic Communications Code

The European Electronic Communications Code (Directive (EU) 2018/1972) came into force on December 20, 2018. The Member States then had 24 months to transpose it into national law. However, due to the health crisis, the transposition has not yet been fully completed in certain countries, particularly in some countries within Orange’s European area.

The Code includes a regulatory objective to support the roll-out and adoption of very high-connectivity networks, in line with Orange’s aim of seeing regulatory objectives redirected toward support for investment.

In addition, the rules governing access obligations imposed on operators with significant market power have been positively adjusted in relation to the previous framework:

−    access obligations should better target only the relevant fixed access infrastructure so as to address competition issues in the retail market;

−    the Code promotes co-investment in very high-connectivity networks. If an operator in a dominant position makes a co-investment offer that complies with certain provisions, it could be exempted from remedies related to its dominant status. Only co-investors will have access to the full capacity of these networks. The other operators will be able to enjoy the same quality of wholesale access as they did before the roll-out of the networks. National regulators will need to secure approval from the European Commission for such measures;

−    the Code also favors the wholesale operator model - not present in the retail market - by exempting it from certain remedies, even in cases of market dominance.

In addition, access obligations for fixed-access infrastructure serving subscribers may be imposed symmetrically on all operators when it is not technically feasible or economically reasonable to replicate such infrastructure. These obligations are subject to a joint veto by the Commission and BEREC.

Concerning the allocation of radio spectrum needed for mobile services, the Code reinforces European rules designed to improve harmonization and cooperation between Member States, including the minimum 20-year visibility of spectrum licenses. The implementation and in particular the allocation of spectrum capacity remains a national matter, with only light oversight by Europe. Provisions facilitating the roll-out of "small-area wireless access points" and the availability schedule of the 5G spectrum were also adopted.

With respect to the regulation of communication services, most of the obligations intended to protect end-users are for Internet access service and services using public numbering plan resources, independently of the service provider. Other services, such as interpersonal communication services independent of the numbering plan and signal transport services, are only subject to a limited number of obligations.

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However, regulation of the competitive markets for intra-European calls and SMS has been introduced with the Code through Regulation (EU) 2018/1971 of December 11, 2018, imposing a cap of 19 euro cents per minute and 6 euro cents per SMS, applicable since May 15, 2019.

Concerning universal service obligations, the Code abandons the principle of telephone service provision and calls on Member States to ensure the availability of an affordable Internet access service, upholding the principle of potential designation should Member States consider that the market does not provide such services under said conditions, but increasing the burden of proof for Member States. The financing system for the universal service remains in the hands of the Member States, with coverage from public funds or from a fund financed by the sector. In addition, the Code opens the door to an extension of universal service obligations to include the supply of affordable mobile services.

The Code and its associated regulation on changes in BEREC’s responsibilities and governance do not create a European regulator. However, the Code does adopt the principle of full standardization of the rights of end-users, subject to exceptions, and strengthens the control exercised by the European Commission over access regulation and over the spectrum.

Harmonization of analyses of relevant markets

On December 18, 2020, the European Commission published a new recommendation identifying two relevant product and service markets for which National Regulatory Authorities should carry out market analyses that may lead to the implementation of ex-ante regulation:

−    market 1: wholesale provision of local access at a fixed location (formerly market 3a/2014 of Recommendation 2014/710/EC);

−    market 2: wholesale provision of high-quality access at a fixed location (formerly market 4/2014 of Recommendation 2014/710/EC).

Call termination rates

The Code provides that fixed and mobile call termination rates will cease to be determined by National Regulatory Authorities but will be determined by the European Commission for all countries in the European Economic Area. This provision concerns European operators for calls terminating in a European country.

In this context, on April 22, 2021, the European Commission published Delegated Act 2021/654 determining call termination rates:

−    the fixed call termination rate is set at 0.07 euro cents per minute;

−    the mobile call termination rate is set at 0.2 euro cents per minute. However, a glide path is planned until the end of 2023: the maximum call termination rate for countries with rates above 0.2 euro cents per minute was 0.55 euro cents per minute in 2022 and then 0.4 euro cents per minute in 2023.

The Delegated Act entered into force on July 1, 2021.

International roaming

Regulation (EU) 2015/2120 of November 25, 2015 (Telecom Single Market or TSM), which aims to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets, expired on June 30, 2022. The new Regulation (EU) 2022/612 on international roaming was adopted by the European Parliament and by the Council of the European Union on April 6, 2022 and came into force on July 1, 2022 for a period of 10 years.

The new Regulation:

−    sets new wholesale roaming price caps:

-     Voice: 0.022 euros per minute from July 1, 2022 to the end of 2024 and 0.019 euros per minute starting in 2025

-     SMS: 0.004 euros per SMS message from July 1, 2022 to the end of 2024, and 0.003 euros per SMS message starting in 2025

-     Data:

2022	2023	2024	2025	2026	Starting in 2027
2 euros/Gb	1.8 euros/Gb	1.55 euros/Gb	1.3 euros/Gb	1.1 euros/Gb	1 euros/Gb

−    requires that, if the same conditions are available in the country visited, the quality of service provided on roaming is identical to that offered on the domestic market (unless technically impossible);

−    provides for the creation by BEREC of databases on means of accessing emergency services and value-added services;

−    requires greater transparency vis-à-vis customers, in particular about rates, the risks of high rates, and the means to access emergency services.

BEREC has revised its guidelines to include the changes introduced by the new Roaming Regulation, in particular the rules related to the quality of service to be provided while roaming. In addition, the new guidelines recognize the principle of gradual transition to new generations of technologies and gradual updates of roaming agreements to provide conditions equivalent to those of the Member State of origin.

In addition, on December 6, 2022, a coalition of operators signed, under the aegis of the European Commission, a joint press release aimed at voluntarily implementing lower rates for data roaming with the Western Balkan countries starting in the summer of 2023.

Regulation of the open Internet

The TSM Regulation has introduced rules to ensure an open Internet within the European Union. Article 3.3 of the TSM Regulation states that in the provision of Internet access services, providers shall treat traffic equally and without discrimination, restriction or interference, irrespective of sender and recipient, the content consulted or broadcast, the apps or services used or provided, and the handset equipment used. It is up to the Member States to adapt their national law to comply with this provision.

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On April 30, 2019, the European Commission published a report on the implementation of the net neutrality component of the TSM Regulation. The Commission, in the light of market developments, concluded that the principles of the Regulation are appropriate and that they effectively protect end-users by promoting the Internet as a driver of innovation. The Commission pointed out that operators have correctly applied the regulation governing net neutrality and that national regulators have imposed very few fines. It does not propose any amendments to this Regulation.

On the basis of that report, BEREC published a new version of its guidelines in June 2020, clarifying certain points:

−    the scope of the regulation is limited to the part between the interconnection and the customer-side network termination point, thus leaving the terminal equipment outside the scope when it is located beyond that termination point;

−    the possible compatibility of 5G slicing technologies with the regulation.

On June 15, 2022, BEREC published an update to its guidelines clarifying, following rulings by the Court of Justice of the European Union, that zero-rating practices do not comply with the Open Internet Regulation.

A new report on the implementation of the net neutrality component of the TSM Regulation is expected from the European Commission in April 2023.

Personal data protection

The European Commission wishes to replace the sectoral Directive 2002/58/EC of July 12, 2002 on "privacy and electronic communications," known as the e-Privacy Directive. The project, which dates from 2017, establishes rules to protect the privacy of online communications and the use of electronic communications data (metadata). It introduces a level of fines that is aligned with the General Data Protection Regulation (GDPR), which came into force in 2018 [16], and maintains the regulatory asymmetry between telecommunication operators and digital actors (OTT service providers) regarding metadata collection.

However, the e-Privacy regulation project is made less urgent by the fact that the Code has extended the scope of application of the confidentiality of communications to OTT services, and that the GDPR has strengthened the methods used to collect consent and the regime of sanctions to which the 2002 Directive refers. Moreover, the lack of political agreement on the new text makes its approval uncertain.

Digital Services Act and Digital Market Act

At the end of 2020, the European Commission published two pieces of legislation: an update of the e-Commerce Directive [17], known as the Digital Services Act (DSA), and a Regulation to combat the role of large online platforms, known as the Digital Market Act (DMA).

The DSA amends and updates the obligations of intermediaries connecting consumers with goods, services and content. For telecommunication operators, the DSA brings in very limited changes to the e-Commerce Directive (introduction of a one-stop shop and a limited transparency declaration obligation). The DSA [18] was published in the Official Journal on October 27, 2022, entered into force on November 16, 2022, and will be implemented in two stages: platforms and search engines had until February 17, 2023 to provide the number of their users, which is used to designate the main platforms and Internet search engines, then will have until February 17, 2024 for the other provisions.

For its part, the DMA ushers in an ex-ante regulatory framework for online platforms acting as gatekeepers, and also gives powers to the European Commission to conduct market investigations. Telecommunication operators are outside the scope of the regulation. The DMA [19] was published in the Official Journal on October 12, 2022, entered into force on November 1, 2022, and will be applicable from May 2, 2023.

Access Recommendation

The European Commission launched a consultation in July 2020 on the revision of two recommendations impacting fiber regulation: the 2010 Recommendation [20] on next-generation access, which promotes a consistent approach to access obligations imposed by national regulators on operators in dominant positions, and the 2013 Recommendation [21] on cost methodologies and non-discrimination rules for wholesale next-generation network access prices and economic replicability tests. Some of the content of these recommendations is now included in the access requirements under the Code.

These recommendations are expected to be reviewed by the European Commission as part of wider consultations planned for the first half of 2023.

1.7.2      France

1.7.2.1     Legal and regulatory framework

Legal framework

The electronic communications sector is mainly governed under national law by the CPCE (Code des Postes et des Communications Electroniques - French Postal and Electronic Communications Code), as well as by legal provisions relating to electronic commerce, the information society, consumer protection and personal data protection, which must comply with European directives.

France transposed the European Telecoms Package, as amended in 2009, via a Government Order dated August 24, 2011 and a Decree dated March 12, 2012 for the implementing regulations.

The European Code was transposed by Government Order 2021-650 of May 26, 2021 and implementing decrees 2021-1136 of August 31, 2021 and 2021-1281 of September 30, 2021, with the exception of the provisions relating to universal service (see below) and the obligations relating to geographical surveys of network coverage, which were transposed by the law of December 3, 2020 on various provisions for adaptation to European Union economic and financial law. Some provisions on the consumer side are also awaiting final regulations.

Orange — 2022 Universal Registration Document - 40Back to contents

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are governed by Law 86/1067 of September 30, 1986 on the Freedom of Communication.

Regulatory Authorities

The French Postal, Electronic Communications and Media Distribution Regulatory Authority (Arcep) is an independent administrative body created by the Law of July 26, 1996 and is in charge of the nationwide regulation of the electronic communications and postal sectors and press distribution. Within the electronic communications sector, Arcep’s main missions are to define regulations for operators present in the markets in question. It has powers to sanction non-compliant operators and can rule, in particular, on disputes between operators over technical and pricing conditions for network access and interconnection. Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund universal service obligations and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent administrative authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business sectors, including electronic communications. It has powers to sanction anti-competitive practices, as well as consultative powers. It is also responsible for overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national spectrum agency) is responsible for planning, managing and controlling the usage of radio spectrum and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided between 11 controlling authorities: public authorities, Arcep and the CSA (Conseil supérieur de l’audiovisuel - French Broadcasting Authority) Arcep and the CSA are in turn responsible for allotting to users the spectrum they control.

ARCOM (Autorité de régulation de la communication audiovisuelle et numérique - Regulatory Authority for Audiovisual and Digital Communication), created by Law 2021-1382 of October 25, 2021 on the regulation and protection of access to cultural works in the digital age, merged the CSA with Hadopi (Haute autorité pour la diffusion des œuvres et la protection des droits sur Internet - High Authority for the Distribution of Works and Protection of Rights on the Internet) on January 1, 2022. ARCOM protects the freedom of audiovisual communication, as well as the regulation and protection of access to cultural works in the digital age.

1.7.2.2     Regulation of mobile telephony

Spectrum

Main Orange spectrum allocations in mainland France

700 MHz	Authorization granted in December 2015 for 10 MHz duplex for 20 years (use between 2015 and 2035).
800 MHz	Authorization granted in January 2012 for 10 MHz duplex for 20 years for the roll-out of very high-speed mobile broadband (2012-2032).
900 MHz	Renewal in December 2018 of the 8.7 MHz duplex authorizations for 10 years (2021-2031).
1,800 MHz	Renewal in December 2018 of the 20 MHz duplex authorizations for 10 years (2021-2031).
2.1 GHz	Renewal in December 2018 of the 14.8 MHz duplex authorizations for 10 years (2021-2031).
2.6 GHz	Authorization granted in October 2011 for 4G services for 20 MHz duplex for 20 years for the roll-out of very high-speed mobile broadband (2011-2031).
3.4 -3.8 GHz	Authorization issued in November 2020 to use a 90 MHz spectrum block (3710-3800 MHz) in time-division duplexing (TDD) mode for a period of 15 years (2020-2035), with a possible extension of 5 years.

NB: This spectrum is technologically neutral if granted since May 2011, or since May 2016 if granted earlier, and Arcep may not oppose any request for neutralization.

The New Deal

The agreement signed on January 14, 2018 between the government, Arcep and the four mobile operators (Orange, SFR, Bouygues Telecom and Free Mobile) to ensure better mobile coverage of the country, and particularly rural areas, resulted in the modification, at the request of operators, of authorizations for 900 MHz, 1,800 MHz and 2.1 GHz spectrum bands to include commitments for better coverage in the form of obligations, and the launch of a ten-year procedure to re-allocate those spectrum bands, without auctions and with stable fees.

By Arcep Decision of July 3, 2018 (Decision 2018-0682), the coverage commitments under the New Deal (see below) for the period prior to 2021 apply with immediate effect under the amended authorizations. The obligations and commitments made by the operators beyond 2021 were incorporated into the new authorizations granted in December 2018 (Decision 2018-1392) for ten years from the expiration of the previous authorizations.

5G

3.4-3.8 GHz band in mainland France

At the end of the procedure for the allocation of 5G spectrum in the 3,490-3,800 MHz band, the spectrum use authorizations issued by Arcep came into effect on November 18, 2020. The spectrum allocated to Orange is in the 3710-3800 MHz band, i.e. a block of 90 MHz in time-division duplexing (TDD) mode. The spectrum is allocated for 15 years, with the possibility of a five-year extension if the licensee agrees to the terms of the extension. The total price of the spectrum allocated to Orange is 854 million euros. The payment of this sum is spread over 15 years (350 million euros for the 50 MHz block obtained at the reserve price in return for optional commitments), and over four years (504 million euros for the 40 MHz block obtained during the main auction phase).

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The obligations are as follows:

−    the roll-out of sites (3,000 sites by the end of 2022, 8,000 by the end of 2024 and 10,500 by the end of 2025), of which 25% of those rolled out by the end of 2024 and by the end of 2025 must be located in rural areas or industrial areas outside of very densely populated areas;

−    widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band;

−    provision of a speed of at least 240 Mbits/s from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025, and 100% of sites by the end of 2030;

−    coverage of main highways by the end of 2025 and of major roadways by the end of 2027;

−    the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the following optional commitments made by Orange became obligations in the authorization issued:

−    from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services;

−    Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for MVNOs and be transparent about network failures and planned roll-outs.

26 GHz band

The government and Arcep called for the creation of experimentation platforms by way of an open window in January 2019. In this context, Orange is carrying out experiments in order to explore the technical and service prospects of this band.

Allocations overseas

Departments of Réunion and Mayotte

On May 24, 2022, following the auction for the allocation of 5G spectrum for the territories of Réunion and Mayotte, Arcep issued Orange authorizations for 10 MHz frequencies in the 700 MHz band and 100 MHz in the 3.5 GHz band for a period of 15 years, i.e., until May 23, 2037, with the possibility of a five-year extension. Orange must comply with the following obligations under these authorizations:

−    coverage of seven predefined areas before May 1, 2025 and two sites made available (roll-out for these two sites within 18 months, on a case-by-case basis);

−    supply, using the spectrum in the 700 MHz band, of very high-speed broadband mobile access from at least 50% of mobile network sites and, in any event, from at least 10 sites, as of May 24, 2027;

−    provision of a fixed Internet access service on the mobile network no later than November 23, 2022, in the areas identified and made public in accordance with the provisions of Arcep Decision 2018-0169 of February 22, 2018 [22];

−    lastly, Orange will also have to provide, using spectrum in the 3.4-3.8 GHz band, mobile access from at least 50% of sites with a power greater than 5 W and, in any case, at least 50 sites as of May 24, 2027.

West Indies - Guyana area

At the end of September 2022, the government launched procedures for allocating 5G spectrum in Guyana and in the northern islands (Saint-Martin and Saint-Barthélemy) by publishing decrees on the terms and conditions for the allocation of authorizations:

−    for Guyana, the allocations concern the 700 MHz bands (for the entire territory) and the 3.4-3.8 GHz band only for the coastal municipalities with the exception of Regina and Ouanari;

−    in Saint-Martin and Saint-Barthélemy, they concern the 700 MHz and the 3.4-3.8 GHz bands for the two territories, and the 900 MHz and 2.1 GHz bands in Saint-Barthélemy.

Orange submitted two applications on December 13, 2022.

Following the responses to Arcep’s public consultation on a first draft decision relating to the spectrum allocation procedure in Guadeloupe and Martinique (consultation launched in the second half of 2021), Arcep decided to modify its project. It has indicated that it will launch an allocation procedure during the second half of 2023.

Mobile coverage

The New Deal

Under the New Deal, operators are committed to:

−    expanding coverage in mainland France by way of the "targeted coverage" scheme, making it possible for each operator to cover 5,000 new areas (most of which are shared between operators), replacing the existing programs ("town center dead zones," "800 strategic sites" and the "France Mobile" program), which will now be fully paid for by the operators;

−    generalizing access to very high-speed broadband by introducing 4G with a power rating in excess of 5W to all their own mobile sites by the end of 2020, and to 75% of the sites in the "town center dead zones" program by the end of 2020, upping this to 100% by the end of 2022;

−    accelerating the coverage of transport routes, so that the main highway and rail routes have 4G coverage. The agreement also includes provisions on coverage in regional trains;

−    improving coverage inside buildings, with two components: progressive availability of voice and SMS services via WiFi with the goal of enabling 80% of our customers who own a compatible handset to benefit from these services by the end of 2019; and marketing of an offering allowing public companies and individuals who so request to obtain improved multi-operator indoor coverage of their buildings at a reasonable rate;

−    improving reception quality throughout the country, and particularly in rural areas. The new performance standard applied to operator obligations will be that of "good coverage," defined as the "ability to be able to call and exchange SMS outside of buildings in most cases and within buildings in some cases".

These obligations were written into their current authorizations and in the newly allocated 900 MHz, 1,800 MHz and 2.1 GHz band authorizations for ten years.

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Obligations to roll out and provide 4G coverage in mainland France, including those resulting from the New Deal

(as a % of the population)	Jan-17	Oct-19	Dec-20	Jan-22	Dec-22	Oct-23	Jan-24	Dec-25	Jan-27	End-2030
Regional rail network (coverage inside trains in each region as a % of track)									60%	80%
Regional rail network (national coverage inside trains as a % of track)				60%					80%	90%
Regional rail network (national coverage alongside tracks as a % of track)								90%
Priority highways (as a % of highways out of car)			100%
Priority highways (as a % of highways from inside vehicles)				100%
Town centers in the "dead zone" program (1)			75%		100%
In the priority roll-out zone (2) for very high-speed mobile broadband (3)	40% (800 MHz)			90% (800 MHz) 50% (700 MHz)					92% (700 MHz)	97.70% (700 MHz)
In each French department							90%		95%
Across the entire mainland France area		60%				75%			98%	99.60%

(1)   1% of the population and 3,300 town centers.

(2)   18% of the population, 63% of the country.

(3)   An operator has met its obligation to provide a very high-speed mobile broadband service when the equipment rolled out enables a theoretical peak speed of 60 Mbps.

Additionally, operators are obliged to provide a mobile radiotelephone service under the "good coverage" conditions set out by Arcep to 99.6% of the population by March 2024 at the latest, and to 99.8% by March 2028.

In June 2019, Arcep opened a sanctions procedure against Orange covering all the obligations laid down in the New Deal. The procedure is in progress; there were no significant developments in relation to it in 2022.

At end-December 2022, Orange’s 4G coverage was 99.7% of the population and 94.1% of the country, compared to 99.0% and 93.0% respectively at end-2021.

Infrastructure sharing

The New Deal agreement contains clauses relating to the sharing of networks, including active sharing where all four operators are present on a site as part of the targeted coverage arrangements. A mobile site sharing contract was signed in July 2019 between the four network operators for the roll-out of 4G on sites destined for active sharing. This agreement is gradually being implemented for the sites of the "town center dead zones" program and the new sites to be rolled out as part of the New Deal’s targeted coverage scheme.

Arcep has issued an opinion validating an amendment to the roaming agreement between Free Mobile and Orange in mainland France, which extends the national roaming termination period until December 31, 2025, while maintaining the maximum upload and download rates that roaming customers can reach at 384 Kbps.

1.7.2.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

Regulatory framework

Broadband and very high-speed fixed broadband market analyses for the 2021-2023 period

On December 17, 2020, Arcep adopted new Decisions within the framework of analyses of the fixed broadband and very high-speed fixed broadband markets for the 2021-2023 period.

They define, on the one hand, the asymmetric regulation [23] of the fixed broadband and very high-speed fixed broadband markets:

−    a separate civil engineering market;

−    market "3a," passive services;

−    market "3b" for activated mass market services;

−    market "4" for specific activated B2B services.

Arcep has also adopted a Decision aimed at completing the framework for symmetrical fiber regulation applicable to all operators operating FTTH networks, as well as a recommendation clarifying the application of this framework. Lastly, Arcep adopted a Decision setting a price framework for access to Orange’s copper local loop.

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The regulatory changes focus on three key objectives: to support the switch from the legacy copper network to fiber; to continue pro-investment regulation to make the FTTH network the new benchmark for fixed infrastructure; and to boost the B2B market.

Current regulatory framework for the regulation of wholesale services for the 2021-2023 period

"Civil engineering" market analysis Decision 2020-1445 defines a new relevant market covering all civil engineering infrastructure for the deployment of networks and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its civil engineering infrastructure (Civil Engineering for Optical Loops and Links) and associated resources and services (subscriber connection node/optical connection node hosting offer and LFO offer - See Section 7.2.2 Glossary of technical terms).

"3a" market analysis Decision 2020-1446 redefines the relevant market for access to copper and fiber local loop networks (to take into account the new "civil engineering" market) and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for access to its copper local loop network and the associated resources and services (unbundling offer). Orange must also grant, in very densely populated areas, reasonable requests for connection to its FTTH network from companies located in buildings not yet covered by FTTH. This obligation only applies to Orange, unlike the rest of the regulatory framework for the pooling of FTTH networks.

"3b" market analysis Decision 2020-1447 maintains the relevant market for activated access ("bitstream") to copper and fiber networks for mass market customers and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for activated access to its copper network (DSL access and bitstream offer).

"4" market analysis Decision 2020-1448 maintains the relevant market for high-quality activated access to copper and fiber networks for the B2B market and designates Orange as the operator exercising significant influence. As such, Orange must grant reasonable requests for high-quality activated access to its copper and fiber networks (Business DSL/FTTO offers - See Section 7.2.2 Glossary of technical terms).

These Decisions impose on Orange obligations of transparency, non-discrimination, service quality publication of reference offers, price control and accounting separation.

Changes in the current regulatory framework for the regulation of FTTH networks

Decision 2020-1432 supplements the symmetrical regulatory framework for the sharing of FTTH networks, notably by extending obligations that until now only applied to Orange to all infrastructure operators. Under the new Decision, infrastructure operators must notably offer on their FTTH networks a service with a guaranteed recovery time (GRT) of ten hours and a GRT service of four hours for the B2B market, possibly including an adapted architecture (Business DSL offer - See Section 7.2.2 Glossary of technical terms). This new Decision also specifies the obligations related to roll-out (in particular for new buildings or buildings that can be connected on request and buildings without an address), reinforces the non-discrimination obligation (particularly with regard to information systems) and imposes an accounting reporting obligation.

Other regulatory provisions relating to fixed broadband and very high-speed networks

Bouygues Telecom has filed a complaint with Arcep for the settlement of a dispute against Orange in October 2021 regarding refunds of contributions to the costs of commissioning CCF (câblage client final - end customer cabling) connections.

Bouygues Telecom challenged the mechanism in force in Orange’s FTTH offer, where the contribution for a given CCF connection is refunded to the commercial operator selling it when the line is taken over by a new commercial operator. Bouygues Telecom has asked Arcep to change the payment-triggering event, so that from now on the contribution is refunded when the line is terminated. In its dispute settlement decision 2022-0682 adopted on March 29, 2022, Arcep ruled in favor of Bouygues Telecom on the change in the triggering event for the payment of refunds.

In execution of this decision, on June 1, 2022 Orange offered Bouygues Telecom a contract for modified access to FTTH lines in very dense areas. To date, the contract has not been accepted by Bouygues Telecom.

On June 2, 2022, Orange appealed Arcep’s decision before the Paris Court of Appeal and requested that the decision be annulled.

Management of FTTH roll-outs

Commitments made by Orange in the AMII zone under Article L. 33-13

In early 2018, Orange formalized its proposed FTTH roll-out commitments in nearly 3,000 municipalities under Article L. 33-13 of the CPCE. Orange proposed to undertake to ensure that, within its FTTH roll-out scope in the AMII (Appel à Manifestation d’Intention d’Investissement - Call for Investment Intentions) area: (i) by the end of 2020, 100% of homes and professional premises would have access to FTTH sales offers (including a maximum 8% of premises connectable on demand, excluding refusals by third parties), and (ii) by the end of 2022, 100% of homes and professional premises would be made connectable (excluding refusals by third parties). These commitment proposals took into account the agreement reached in May 2018 between Orange and SFR, which led to Orange withdrawing from 236 municipalities in favor of SFR.

The commitments proposed by Orange (and by SFR) were accepted by the French government on July 26, 2018 [24]. In March 2022, as part of a sanctions procedure opened in 2019, Arcep gave Orange formal notice to meet the first milestone of its L. 33-13 commitments by the end of September 2022 at the latest. This formal notice is currently under review by the French Council of State. Orange is challenging the reference calculation basis used by the regulator to assess Orange’s L33-13 commitments made in 2018.

As part of this dispute, Orange filed a QPC (Question Prioritaire de Constitutionnalité - Priority Question of Constitutionality) on February 3, 2023, a question of principle and law contesting the constitutional basis of Article L. 33-13 and Arcep’s authority.

AMEL (Appels à manifestation d’engagements locaux - Calls for Local Commitments) and "equity" roll-outs

In December 2017, the Government announced the launch of a Call for Local Commitments (AMEL) through which to identify operators wishing to roll out privately funded FTTH connections beyond the current AMII zone.

Orange proposed making commitments with respect to Article L. 33-13 as part of AMEL procedures for the French departments of Lot-et-Garonne, Vienne, Deux-Sèvres and Haute-Vienne. Arcep has issued a favorable opinion on Orange’s proposed commitments in these four departments.

Completeness of FTTH networks

Under the obligation of completeness imposed in Decision 2010-1312, all infrastructure operators must have made connectable (except in the event of refusal) all housing and professional premises in the rear area of a shared access point within a reasonable period of time (between two and five years depending on the reasons for the Decision) from the roll-out of the shared access point.

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On several occasions, Arcep has given Orange formal notice to comply with the obligation of completeness, each time with a list of shared access points (which had been in service for more than five years and which had not reached the required completeness rate) to be brought into compliance within one year.

Price framework for access to the copper local loop

On December 17, 2020, Arcep adopted Decision 2020-1493, which defines a price framework for full unbundling and DSL bitstream access for the years 2021 to 2023. This decision sets rate caps, which are no longer based on costs derived from Orange’s regulatory accounting but instead are based on the bottom-up cost model of a shared local optical loop network:

−    for fully unbundled access, the monthly recurring rate is capped at 9.65 euros from 2021 to 2023;

−    for DSL bitstream access, the monthly recurring rate is capped at 13.13 euros in 2021, 13.37 euros in 2022 and 13.53 euros in 2023.

In October 2022, Orange formally requested from Arcep an increase in the unbundling rate starting from the beginning of 2023, in order to take into account, on the one hand, some of the increase in the IFER (imposition forfaitaire sur les entreprises de réseaux - flat-rate tax on network enterprises) compared to the assumptions used in the 2020 decision and, on the other hand, a correction of the shared local optical loop network’s bottom-up cost model.

On December 16, 2022, Arcep launched a public consultation about the revision of the unbundling rate cap in order to incorporate the new IFER amount. Arcep plans to increase the unbundling rate cap by around 30 euro cents, from 9.65 euros per month to around 10 euros per month, effective in the second quarter of 2023.

Given Arcep’s refusal to revise the unbundling rate cap to the level expected by Orange, at the end of December 2022 Orange filed a complaint with the French Council of State.

Closure of the copper network

Arcep put Orange’s copper closure plan out to public consultation from February 7, 2022 to April 4, 2022 (see Section 1.4.1 Operating activities - France). At the same time, Arcep consulted on a reduction in the rate obligation in commercially closed areas, which could lead to an upward revision of the rate for full unbundling.

On July 29, 2022, Arcep published a question-and-answer type document with clarifications and adjustments made by Orange to its copper closure plan.

The first set of closures was launched on December 13, 2022, for closure effective January 2025.

Wholesale service quality for B2C and B2B markets

In the market analysis decisions adopted in December 2020 for the new round (2021-2023), Arcep introduced minimum quality of service thresholds to be met by Orange for its wholesale copper offers (unbundling, mass activated offers) intended for businesses from the first quarter of 2021, including what had previously been addressed in the formal notice of December 2018.

In April 2021, Arcep extended the September 2018 sanctions procedure relating to the quality of service for wholesale copper offers and closed it for wholesale offers intended for businesses.

In Decision 2020-1432 on the symmetric regulation of FTTH offers adopted in December 2020, Arcep introduced minimum quality of service thresholds to be respected by each infrastructure operator for its wholesale FTTH offers from the start of 2023, in particular for offers with enhanced quality of service for businesses.

Launch of the new round of market analyses

Arcep has released its "Scorecard and Outlook" document for public consultation, which marks the launch of the seventh round of analysis of the broadband and very high-speed fixed broadband wholesale markets, for the 2024-2028 period.

This public consultation is the first step in Arcep’s review round of its regulatory framework for the fixed broadband and very high-speed fixed broadband markets. The decisions are expected to be adopted by the end of 2023.

Arcep has identified four main issues at this stage:

−    the concrete implementation of the closure of the copper network by Orange, which requires that FTTH networks be able to perform their function as a fixed reference infrastructure;

−    maintaining a satisfactory level of quality of service on the copper network until it is closed;

−    the development of diversified, competitive and good quality fiber optic offers to meet the needs of businesses, in particular with a view to the migration from copper to fiber;

−    access to civil engineering infrastructure to finalize the roll-out of FTTH networks and allow all connections to be made.

On February 20, 2023, Arcep put the draft decisions concerning the obligations specifically incumbent on Orange (unbundling, DSL bitstream, access to civil engineering and Enterprise-specific wholesale offers) out for public consultation. The symmetrical obligations incumbent on all FTTH infrastructure operators are not affected by these draft decisions and remain unchanged. These are the first draft decisions, which are subject to change after consultation with all stakeholders, with a view to the adoption of the decisions by Arcep at the end of the year:

−    second public consultation scheduled for the summer on updated draft decisions and submission to the Competition Authority for its opinion;

−    third public consultation scheduled for the fall on some finalized draft decisions + notice to the European Commission.

The deadline for the public consultation is April 3, 2023.

Regulation of fixed telephony

Universal telephony service

Orange has not been a Universal Service Operator since November 27, 2020, when the last three-year designation period expired.

In its Decision 2021-0644 of April 13, 2021, Arcep set the definitive assessment of the net cost of universal service and operators’ contributions for 2020.

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1.7.3      Spain

1.7.3.1     Legal and regulatory framework

The transposition of the European Electronic Communications Code [25] was made via a law amending the Telecommunications Code of June 28, 2022 with effect from June 30, 2022. Some provisions will apply 12 months later (June 30, 2023).

On June 9, 2022, Parliament approved an amendment to the law governing the telecommunication sector, in application of various national plans including the plan for connectivity, digital infrastructure and the promotion of 5G technology. One of the notable provisions concerns the obligation to provide 100 Mbps connectivity to 100% of the population within 12 months. On November 18, 2022, the Ministry published the call for tenders (with a maximum budget of 85 million euros) for the provision of this service. The deadline for submitting applications was December 5. The results have not yet been published. Considering that the conditions offered were only favorable for connectivity via satellite, Orange did not apply.

The telecommunication sector is also covered by Law 15/2007 of July 3, 2007 relating to the implementation of competition rules.

The CNMC (National Commission for Markets and Competition), established by Law 3/2013 of June 4, 2013, brings together regulatory authorities from different economic sectors, including telecommunications, and the antitrust authority. It is responsible for the numbering plan and the settlement of disputes between operators.

The Ministry of the Economy and the Digital Transition [26] is in charge of managing authorizations, spectrum allocation, approval of the cost of universal service, service quality and the settlement of disputes between consumers and operators that do not hold a dominant position.

1.7.3.2     Regulation of mobile telephony

Spectrum

-  Summary of national spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.5 GHz	26 GHz
10 MHz duplex (2041)	10 MHz duplex (2031)	10 MHz duplex (2030)	20 MHz duplex (2030)	15 MHz duplex +5 MHz (2030)	20 MHz duplex (2030)	40 MHz duplex (2030) 70 MHz (2038)	400 MHz (2042)

Internal source.

Mobile termination market

On September 26, 2022, the CNMC launched a public consultation (for a period of one month) proposing to deregulate the mobile termination market within six months. The regulator considers that the mobile call termination service is provided in an environment of effective competition following the adoption of Delegated Act (EU) 2021/654 [27] and therefore proposes to remove the obligations imposed on mobile operators.

5G

As part of the spectrum auction in the 700 MHz band organized in July 2021 by the Ministry of the Economy and the Digital Transformation, Orange acquired 2 blocks of 2x5 MHz for 350 million euros. These authorizations have a term of 20 years, with a possible extension of 20 years. The coverage obligations extend from December 2022 to June 2025.

To allow the more efficient use of 5G, the government has proposed the reorganization of the spectrum obtained by operators in the 3.4-3.8 GHz band, so that each has a continuous block. On November 4, 2021, the CNMC issued a favorable opinion on the government’s draft resolution, based on an agreement reached between Telefónica, Orange, Vodafone and Másmóvil in July 2021. The reorganization of this band was concluded in August 2022; the frequency band allocated to Orange is 3,600-3,710 MHz.

In addition, on December 1, 2021, the Spanish government presented a plan for connectivity, digital infrastructure and the promotion of 5G technology, with a public investment of 4.32 billion euros by 2025, of which 883 million euros are included in the 2021 budget. The connectivity plan includes measures to encourage the roll-out of very high-speed broadband in urban centers and unpopulated areas, so that by 2025, 100 Mbps speed will be achieved for 100% of the population. The 5G promotion plan includes measures to support network roll-out, with the goal of covering 75% of the Spanish population with 5G, as well as uninterrupted 5G coverage by 2025 on major roads, on railways and in airports.

26 GHz - On October 26, 2022, the Ministry of Economic Affairs and Digital Transformation (Mineco) launched a public consultation on an auction in the 26 GHz band. The order submitted for consultation provides for the auctioning of 12 government licenses in a 2,400 MHz band and 38 regional concessions in a 400 MHz band, in blocks of 200 MHz. The consultation ended on October 27, 2022 and the auction took place on December 21, 2022. Orange obtained 400 MHz. Licenses are valid for 20 years and renewable for an additional 20 years.

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1.7.3.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

Wholesale broadband access markets

The CNMC adopted on October 6, and published on October 15, 2021, its Decision to analyze the markets for wholesale provision of local access and central access at a fixed location, corresponding to the 1/2020 (formerly 3a/2014) and 3b/2014 markets, whereby it decided:

−    regarding market 1/2020:

-     to retain the copper network unbundling obligations introduced in the previous 2016 market analysis and to retain access to Telefónica’s civil engineering infrastructure,

-     not to impose ex-ante asymmetrical obligations on Telefónica for the fiber network in 696 municipalities considered effectively competitive (compared with 66 municipalities in the 2016 market analysis), i.e., 70% of the Spanish population, given that a virtual unbundling of local access (VULA) offer must be made available for the rest of Spain at a rate that satisfies the economic replicability test; This deregulation of access to fiber came into force six months after the publication of the decision;

−    regarding market 3b/2014:

-     to deregulate bitstream access in the area declared non-competitive for copper and NGA [28] and to impose a NEBA fiber (bitstream) offer at rates that satisfy the economic replicability test (ERT) with no time limit.

Regarding the 2/2020 market (formerly the 4/2014 market), the CNMC launched a consultation in December 2020, proposing to maintain most of the obligations on Telefónica. After accepting the draft decision on March 21, 2022, it published the final decision on March 29, 2022.

Furthermore, the spin-off of Telefónica’s copper network does not lead to a change in Telefónica’s regulatory obligations, nor in the conditions for Orange’s access to its network.

NEBA reference offers (bitstream)

Since 2018, the CNMC has revised the economic replicability test (ERT) of Telefónica’s services, which is used to set the wholesale price of fiber. This test aims to verify that the prices of Telefónica’s wholesale fiber optic services (NEBA-local and NEBA-fiber) allow alternative operators to replicate the main fiber services of the incumbent operator.

In December 2020, the CNMC published the results of the third ERT review. As a result, Telefónica had to lower its access rates for the NEBA and VULA offers from 19.93 euros to 16.86 euros.

On May 30, 2022, the CNMC notified the project’s decision regarding the ERT test. This is the fourth revision, which includes, on the one hand, an adjustment of the promotional cost to take into account the state of emergency caused by the Covid-19 pandemic and, on the other hand, an adjustment of the television costs. The European Commission accepted the decision notified on June 29, and the final decision was adopted on July 14, 2022.

Following a CNMC consultation on the cost of capital (closed on September 19, 2022 and notified to the European Commission on November 18, 2022), the latter issued a favorable opinion on December 16, 2022 concerning the increase in the cost of capital from 4.82% to 5.20%.

1.7.4      Poland

1.7.4.1     Legal and regulatory framework

Orange’s business activities are governed by several laws:

−    the Law of July 16, 2004 relating to telecommunications which transposes into national law the 2002 Telecoms Package on electronic communications;

−    the Law of February 16, 2007 on competition and consumer protection;

−    the Law of December 2012, transposing EU directives issued in 2009, which came into force on January 21, 2013;

−    the Law of May 7, 2010, on developing telecommunication networks and services, which provides access to telecommunication and other technical infrastructures financed through public funds. This law was revised and amended on August 30, 2019, by transposing Directive 2014/61/EU on broadband cost reduction.

The transposition of the Code by a new law on electronic communications was the subject of a public consultation opened in July 2020. Legislative work is ongoing.

The Ministry of Digitization, created in November 2015, was incorporated into the Prime Minister’s Office on November 6, 2020, as a result of the government reshuffle.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunication regulation and spectrum management, as well as certain functions related to broadcasting services. In May 2021, the government introduced changes to the Telecommunications Act that concern the appointment and removal of the UKE President. However, in September 2021, the European Commission referred Poland to the EU Court of Justice for infringing the freedom of the national regulator.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, M&A control and consumer protection.

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1.7.4.2     Regulation of mobile telephony

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
10 MHz duplex (2030)	7 MHz duplex (2029)	10 MHz duplex (2027)	15 MHz duplex (2037)	15 MHz duplex (2030)

Internal source.

5G

3.4-3.8 GHz frequency band: on December 20, 2022, the regulator launched a consultation on C-band spectrum auction documentation. The UKE wants to auction four blocks (4x80 MHz) in 3,480-3,800 MHz for a period of 15 years. The starting price is set at 450 million zlotys (96 million euros). Since the auction is reserved for operators already holding another frequency band (in 800, 900, 1800, 2100 or 2600 MHz), it will not be open to new entrants. The UKE wants to impose bandwidth and coverage obligations ranging from 85% to 95% after 84 months. The auction will start in the second quarter of 2023.

700 MHz band: as part of the deregulation of 700 MHz spectrum for mobile networks, the UKE has initiated a coordination process with neighboring countries, including Russia. On January 11, 2019, Poland asked the European Commission to extend the deadline to June 2022 due to spectrum coordination problems at its borders. In addition, a draft law on cybersecurity, introduced by the government, currently provides for the creation of a State-owned strategic security network using the 700 MHz band to provide telecommunication and cybersecurity services in the areas of defense, national security and public safety. However, the work is still in progress and the draft law has not yet been adopted by Parliament. As a result, the allocation of spectrum in the 700 MHz band was postponed to 2023.

Infrastructure sharing

The network sharing agreement between Orange Polska and T-Mobile Polska, which dates from 2011, was extended to 4G in December 2016. On May 22, 2018, Orange and T-Mobile Polska decided to end spectrum sharing in the 900 MHz and 1,800 MHz bands.

1.7.4.3     Regulation of fixed telephony, broadband and very high-speed broadband Internet

The ex-ante regulation of Orange’s fixed services, for the areas defined as non-competitive, relates solely to wholesale services.

Analysis of the wholesale very high-speed broadband market (markets 3a/2014 and 3b/2014)

On October 22, 2019, the UKE published the Decisions relating to markets 3a/2014 and 3b/2014.

According to the regulator, market development and increasing competition justify further market deregulation. As a result, UKE decided to increase the number of deregulated zones:

−    in market 3a/2014, to 51 municipalities;

−    in market 3b/2014, to 151 municipalities.

Under these new Decisions, out of a total of approximately 14.6 million households, around six million households are deregulated for bitstream access, of which around 2.3 million households are deregulated for unbundling.

The regulator has started collecting data as well as considering the next review of the very high-speed broadband markets. The draft decision is expected in the first quarter of 2023.

Reference offer for fixed markets

The reference offer relates to all wholesale fixed services: call origination and termination, wholesale subscription, partial and total unbundling, and bitstream access.

Following the approval by the European Commission of the modifications to Orange’s reference offer concerning the new fiber connection speed options, the decision was published on October 23, 2022.

In addition, on February 15, 2022, the UKE notified the changes to Orange’s reference offers concerning service access fees. After approval by the Commission, the UKE published the decision on July 8, 2022.

Creation of a FiberCo

On August 3, 2020, the European Commission approved the acquisition of joint control of "Światlowód Inwestycje" ("FiberCo") by Orange and the Dutch company, APG Asset Management. FiberCo’s objective is to build and expand a fiber optic infrastructure designed to offer wholesale access services in less densely populated areas of Poland (see Section 1.4.2 Operating activities - Europe). So far, it is not subject to ex-ante regulation under market analysis; its regulatory treatment will be investigated during the next phase of the market analysis review.

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1.7.5      Other EU countries where the Orange group operates

1.7.5.1     Belgium

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1400 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.6 GHz
10 MHz duplex (2042)	10 MHz duplex (2033)	10 MHz duplex (2022)	30 MHz (2040)	15 MHz duplex (2022)	15 MHz duplex (2042)	20 MHz duplex (2027)	100 MHz (2040)

Internal source.

On January 14, 2022, the BIPT (Belgian Institute for Postal Services and Telecommunications) regulator launched calls for applications as part of the procedure for allocating spectrum in the 700 MHz, 1,400 MHz and 3,600 MHz bands for 5G and existing 2G and 3G spectrum (900 MHz, 1,800 MHz and 2,100 MHz). On June 21, 2022, BIPT closed the main phase of the auction.

Orange obtained 2x10 MHz in the 700 MHz frequency band, 100 MHz in the 3.6 GHz frequency band, 2x10 MHz in the 900 MHz frequency band, 2x15 MHz in the 1,800 MHz frequency band and 2x15 MHz in the 2,100 MHz frequency band, for a total of 322 million euros. The positioning of the different spectrum blocks was finalized between the operators without requiring auctions. The rights of use are valid for a period of 20 years, with the exception of the 3.6 GHz band spectrum, which will expire in May 2040. The start date for the 700 MHz and 3.6 GHz licenses was September 1, 2022. The start date for the new 900, 1,800 and 2,100 MHz licenses is January 1, 2023. The existing licenses for this spectrum were extended until December 31, 2022, allowing operators to implement the new spectrum positions following the outcomes of the auctions.

On July 20, 2022, the supplemental auction to allocate 90 MHz of spectrum in the 5G 1400 MHz frequency band for a 20-year term ended. Orange obtained 30 MHz for a price of 70 million euros. This license will take effect in July 2023.

BIPT approved the reorganization of the spectrum for Orange on the 905 MHz-915 MHz/950 MHz-960 MHz bands and for Proximus on the 895 MHz-905 MHz/940 MHz-950 MHz bands, as of November 21, 2022. During the transition period, the quantity of spectrum used by Orange and Proximus on each base station must not exceed 2x11.6 MHz and 2x12.5 MHz respectively. This reorganization frees the 885 MHz-890 MHz/930 MHz-935 MHz band for use by the new entrant Citymesh Mobile. Reserving some spectrum for a new entrant has led to the entry of new stakeholders: Citymesh formed an alliance with DIGI, obtained the spectrum reserved for a new entrant (2x5 MHz in 700, 2x5 MHz in 900, 2x15 MHz in 1,800 MHz and 2x5 MHz in 2,100 MHz), as well as 50 MHz in the 3.6 GHz band. In turn, the company NRB obtained 20 MHz of spectrum in the 3.6 GHz band.

Infrastructure sharing

On November 22, 2019, Orange Belgium and Proximus signed a mobile-access network sharing agreement. The two operators have planned the creation of a 50/50 joint venture co-owned by each party for the planning, roll-out and management of their mobile networks. This agreement covers 2G, 3G, 4G and 5G mobile technologies at the national level. The operators will share active and passive infrastructure but not their spectrum. This agreement will optimize the network, decrease energy consumption and reduce roll-out costs; it will accelerate the roll-out of 5G in Belgium. It was challenged on November 19, 2019 by Telenet before the Belgian Competition Authority (BCA). On December 23, 2022, the BCA rejected Telenet’s request on the grounds that the agreement between Orange and Proximus will not have a negative effect on competition.

Cable wholesale broadband markets

As part of the review of the wholesale cable broadband markets launched in July 2017 by the Conference of Electronic Communications Regulators (CRC) [29], the new Decision was published by the CRC on June 29, 2018. Various reference offer Decisions have been made by BIPT or the CRC concerning regulated access to cable networks and regulated access to the Proximus fiber network.

Regarding regulated access to cable networks:

−    the Decision adopted on May 26, 2020 defined the monthly rates for wholesale access to cable operators’ networks;

−    the June 24, 2021 Decision defined the one-time charges and the monthly rental charge "SLA Pro Repair";

−    the March 25, 2021 Decisions concerning the approval of the reference offers of Telenet, Brutélé and Nethys/Brutélé for access to the TV offer and for access to the broadband offer, define the technical and operational framework of regulated wholesale access.

Regarding the reference offer "Bitstream Fiber GPON" for regulated access to the Proximus fiber network, the Decision of April 28, 2020 concerns the obligation imposed on Proximus regarding the compensation system for the "Basic SLA" and the adjustment of the parameters of the "Basic SLA Repair," and the Decision of March 9, 2021 on monthly rates.

Other products or services that are the subject of ongoing consultations include wholesale fiber prices, which are based on "cost plus," and one-time rates such as activation and installation rates for fiber and cable.

Moreover, the CRC launched the new review of the broadband and broadcasting markets on April 1, 2021. This work is linked in particular with the procedure under way for Orange Belgium to acquire the operator VOO, which operates in Wallonia and the Brussels region, and with the Telnet and Fluvius cooperation procedure in the north of the country. Furthermore, within this framework, BIPT has launched a project with a view to a future symmetrical fiber regulation.

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1.7.5.2     Romania

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1500 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 -3.8 GHz
10 MHz duplex (2048)	10 MHz duplex (2029)	10 MHz duplex (2029)	40 MHz (2048)	20 MHz duplex (2029)	15 MHz duplex +5 MHz (2031)	20 MHz duplex (2029)	25 MHz duplex +10 MHz duplex +45 MHz (2025) +160 MHz (2029)

Internal source.

Orange won additional spectrum on August 14, 2018, at a private auction organized by 2K Telecom for the allocation until 2025 of 2x10 MHz blocks in the 3.5 GHz band for 3.35 million euros.

In July 2019, the regulator, Ancom, launched a public consultation on the terms and conditions of the auction of licenses in the 700 MHz, 800 MHz, 1,500 MHz, 2,600 MHz and 3,400-3,800 MHz spectrum bands. The allocation of the 5G spectrum was scheduled for the first quarter of 2022, but the auction was delayed due to the adoption of the 5G Network Security Law, adopted on June 11, 2021.

Ancom launched the spectrum allocation process for 5G on September 19, 2022, which covers 555 MHz in the 700 MHz, 1,500 MHz, 2,600 MHz and 3,400-3,800 MHz bands.

Ancom has set coverage obligations: within six years, operators must cover at least 70% of the country’s population, most urban areas, highways, international airports and railways, as well as a number of localities identified as not covered or poorly covered by mobile communication services. The licenses will be valid for 25 years and will come into force in 2023. An exception concerns the rights in the 2,600 MHz band, which will be valid for six years and three months, in order to align with the other existing rights in this band.

On November 3, 2022, the regulator confirmed that 3 operators, including Orange, had submitted offers. On November 15, Ancom announced the outcomes of the auction. Orange Romania was allocated two blocks of 2x5 MHz in the 700 MHz band, all eight blocks of 5 MHz in the 1,500 MHz band, as well as 16 blocks of 10 MHz in the 3,400-3,800 MHz band, for a price of 264.6 million euros. In the 700 MHz and 1,500 MHz bands, licenses are valid for 25 years from January 1, 2023, and in the 3,400-3,800 MHz band, for 22 years from January 1, 2026. In the 2,600 MHz band, licenses are valid for the period from January 1, 2023 to April 5, 2029. The operator must cover with broadband services at least 70% of the country’s population, most urban areas, highways, international airports and modernized railways, as well as 240 localities identified as not covered or poorly covered by mobile communication services.

Wholesale broadband markets

In the context of its third round of analysis of the 3a and 3b markets, on October 19, 2020, Ancom confirmed that the retail broadband market is effectively competitive, and that, as a consequence, no obligation should be imposed on the two wholesale markets. The European Commission approved the conclusions, while suggesting that the market be monitored. On July 26, 2022, Ancom launched the public consultation on the high-quality access market (market 4/1014 - market 2/2020). The consultation proposes to extend the deregulation of this market. Ancom has included the review of market 3a/2014 - now market 1/2020 - in its 2023 work program.

1.7.5.3     Slovakia

Spectrum

-  Summary of spectrum allocated to Orange and expiration year

700 MHz	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz	3.4 -3.8 GHz
10 MHz duplex (2040)	10 MHz duplex (2028)	10 MHz duplex (2025)	15 MHz duplex (2025) +5 MHz duplex (2026)	20 MHz duplex +5 MHz (2026)	30 MHz duplex (2028)	40 MHz duplex (2025) +100 MHz (2045)

Internal source.

1800 MHz band

Between February and June 2022, all mobile telephony operators in Slovakia completed a reorganization of the 1800 MHz spectrum band in order to obtain a continuous spectrum block and improve spectrum efficiency. It was the result of commercial agreements between the parties, backed by the regulator. For spectrum re-arrangement, the country has been divided into four regions. Each operator now has 2x20 MHz of spectrum in three regions of the country and 2x15 MHz in the fourth region.

3.4-3.6 GHz band

In August 2019, Orange acquired a total of 40 MHz from Slovanet in two 20 MHz coupled-spectrum blocks (3,470 MHz-3,490 MHz/3,570 MHz-3,590 MHz), with licenses valid until 2025.

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5G

On November 23, 2020, the Slovak regulator (RU) announced the results of the auction for the 5G spectrum in the 700 MHz and 900 MHz bands.

A total of 82.4 MHz was offered at auction, consisting of 2x30 MHz in the 700 MHz band, 2x4.2 MHz in the 900 MHz band, and 2x9 MHz in the 1,800 MHz band. Licenses in the 700 MHz band are valid for 20 years, until December 31, 2040. Licenses in the 900 MHz and 1,800 MHz band are valid until December 31, 2025. In this context, Orange acquired 2x10 MHz in the 700 MHz frequency band for 33.6 million euros.

In the 3.4-3.8 GHz band, on March 1, 2022, the RU launched a tender for licenses for a period of use between 2025 and 2045. On May 6, 2022, the RU published the outcomes of the auction: Orange SK obtained 100 MHz for a price of 16 million euros. The licenses are valid from September 1, 2025 to December 31, 2045.

Wholesale broadband and very high-speed fixed broadband markets

The Slovakian regulator completed its third round of analysis of the 3a, 3b and 4/2014 markets and published its Decisions on markets 3a and 3b on January 19, 2018, and on market 4 on November 7, 2016. The regulator eased regulations:

−    in market 3a, by excluding unbundling of the local sub-loop, while maintaining unbundling in the copper local loop, and by limiting the regulatory obligations of NGA offers to the economic replicability test and to a technical equivalence of inputs;

−    in market 3b, by imposing a replicability test of 2P services and multicast IPTV wholesale access, instead of regulated prices;

−    in market 4, by eliminating the sector-based regulatory obligations, because of the competitive nature of the market.

The RU published rate caps for access to fixed physical infrastructure (civil engineering) on October 17, 2018. The maximum monthly fees are as follows: access to ducts (0.257 euros/month/meter), HDPE tube (0.128 euros/month/meter) and micro-tube (0.116 euros/month/meter). This is a significant decrease in the access rates for the infrastructure.

An initiative by the regulator for a market analysis review is expected in 2023.

1.7.6      Other non-EU countries where the Orange group operates

Moldova

Spectrum

-  Summary of spectrum allocated to Orange Moldova and expiration year

800 MHz (2029)	900 MHz (2029)	900 MHz (e-GSM) (2029)	1,800 MHz (2029)	2.1 GHz (2023)	2,600 MHz (2027)

Internal source.

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Renewal of licenses in the MEA region

The following table shows the type of licenses held by Orange and their expiration dates at December 31, 2022 in each country in which it operates in Africa & Middle East:

	Expiration of current license	Type of license
Botswana	December 2036	5G spectrum
Botswana	December 2036	4G spectrum
Botswana	January 2036	4G TDD spectrum
Botswana	September 2033	2G - 3G spectrum and network
Botswana	September 2033	Services and apps
Botswana (1)	August 2028	4G spectrum
Botswana (2)	August 2025	4G spectrum
Burkina Faso (3)	May 2035	Fixed, mobile 2G-3G-4G
Cameroon	January 2030	2G-3G-4G
Côte d’Ivoire (4)	April 2032	Global (2G-3G-4G)
Egypt	October 2031	2G-3G-4G, virtual fixed license
Egypt	July 2026	Fixed
Egypt	April 2025	Internet
Guinea-Bissau	April 2025	3G
Guinea-Bissau	May 2026	4G
Guinea-Bissau	January 2027	2G
Guinea	March 2029	2G-3G-4G
Jordan	May 2029	2G (900)
Jordan	June 2031	3G (2100 MHz)
Jordan	September 2030	4G
Jordan	September 2033	4G (2,600 MHz)
Jordan	May 2024	Fixed
Jordan	December 2023	Internet
Liberia	July 2030	Global (2G-3G-4G)
Madagascar	April 2025	2G-3G-4G
Mali	July 2032	Global (2G-3G-4G)
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed
Mauritius	November 2026	2G-3G-4G
Mauritius	November 2026	Fixed
Central African Republic	May 2027	Global (2G-3G)
Democratic Republic of the Congo	October 2031	2G-3G
Democratic Republic of the Congo	May 2038	4G
Democratic Republic of the Congo	September 2040	Fixed Internet, TDD spectrum
Democratic Republic of the Congo	August 2041	Fixed FTTX
Democratic Republic of the Congo	August 2041	Mainland France fiber
Senegal	August 2034	Global (2G-3G-4G)
Sierra Leone	July 2031	2G-3G
Sierra Leone	March 2034	4G
Tunisia	July 2024	Global (2G-3G)
Tunisia	March 2031	4G

Source: data from national regulators.

(1)   Spectrum allocated in the 2,500-2,600 MHz band.

(2)   Spectrum allocated in the 1,800 MHz band.

(3)   To replace the two previous licenses, with an effective date of May 2020.

(4)   Global: refers to the type of license that allows an operator to offer both fixed and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

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[1]     IT & Networks: networks and information systems.

[2]     Data on a comparable basis.

[3]     Joint Alliance for CSR (JAC): an association of telecommunication operators that seeks to audit, assess and develop the implementation of CSR principles.

[4]     Google, Apple, Facebook, rebranded as Meta, Amazon and Microsoft.

[5]     Including the Orange France workshops in Africa (see Section 4.2.2.2 Circular economy programs).

[6]     On the defined scope of indirect costs of 13.8 billion euros at end-2019 (see Section 1.3 Significant events - Progress of the Scale Up operational efficiency program.

[7]     Totem’s entry into the operational phase at end-2021 resulted in a change in internal reporting by management, and the segment information now presented reflects the Group’s decision to present Totem as a separate business segment as of January 1, 2022 (see Section 3.3, Note 1.1 Change in segment information).

[8]     Respectively, the B2C and Pro-SME markets.

[9]     Mainland France, Overseas Departments and Overseas Territories.

[10]    Mainland France, excluding Overseas Departments and Overseas Territories.

[11]    See Section 7.2.2 Glossary of technical terms.

[12]    See Section 7.2.2 Glossary of technical terms.

[13]    Intermediaries in banking operations and payment services (Intermédiaires en opérations de banque et en services de paiement).

[14]    XGS (10 Gigabit Symmetric) - GPON (Gigabit-capable Passive Optical Network).

[15]    https://www.orange.com/sites/orangecom/files/2022-11/Charte%20%C3%A9thique%20ENG.pdf

[16]    Up to 20 million euros, or 4% of worldwide revenues, for the most serious offenses.

[17]    Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market.

[18]    Regulation (EU) 2022-2065 of October 19, 2022 on a Single Market for Digital Services and amending Directive 2000/31/EC (Digital Services Act).

[19]    Regulation (EU) 2022/1925 of September 14, 2022 on contestable and fair markets in the digital sector and amending Directives (EU) 2019/1937 and (EU) 2020/1828 (Digital Markets Act).

[20]    Recommendation 2010/572/EU of September 20, 2010.

[21]    Recommendation 2013/466/EU of September 11, 2013.

[22]    Areas covered by the authorization holder's mobile network and in which the premises (residential buildings, offices) do not have fixed access to Internet service with at least 8 Mbits/s in downlink speed

[23]    I.e. applying only to Orange as an operator exercising significant influence.

[24]    Decrees published in the Official Journal of July 31, 2018.

[25]    EU Directive 2018-1972.

[26]    Ministerio de Asuntos Económicos y Transformación Digital, which replaced the Ministerio de Economia y Empresa (MINECO) in February 2020.

[27]    See above § 1.7.1.2.

[28]    See Section 7.2.2 Glossary of technical terms.

[29]    The CRC includes the IBPT, CSA, Mediensat and VRM.

2.       Risk factors and business control framework

2.1 Risk factors

2.1.1 Operational risks

2.1.2 Legal risks

2.1.3 Financial risks

2.1.4 Non-financial risks

2.2 Activity and risk management framework

2.2.1 Group Audit, Control and Risk Management

2.2.2 Specific Financial Internal control procedures

2.2.3 Control framework for non-financial risks

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2.1     Risk factors

In addition to the information contained in this Universal Registration Document, investors should carefully consider the risks outlined below before making their investment decision. Orange’s view at the date of this Universal Registration Document is that these risks could have a material adverse effect (i) on its business, financial position, earnings, reputation or outlook, or (ii) on its stakeholders. In addition, other risks and uncertainties, as yet unidentified or, at the date of this Universal Registration Document, not currently considered to be material by Orange, could have similar adverse effects. Investors could lose all or part of their investment if these risks were to materialize.

The assessment of the materiality of these risks is based on criteria that are stable over time. They take into account the results of mitigation policies implemented by Orange. Only the risks still deemed material at Group level, despite these policies, are set out below. See Section 2.2.1 Group Audit, Control and Risk Management.

Risks are presented in this section in four categories:

−    for Orange:

-     operational risks relating to Orange’s business activities (see Section 2.1.1),

-     risks of a legal nature (see Section 2.1.2),

-     financial risks (see Section 2.1.3);

−    and for Orange and its stakeholders: the main "non-financial" risks associated with the employee-related, social and environmental consequences of Orange’s business activities, and the effects of those activities in terms of respect for human rights, anti-corruption measures and tax avoidance (see Section 2.1.4).

These categories are not presented in order of importance. However, within each category, risk factors are presented in descending order of importance as determined by Orange at the date of this Universal Registration Document. Orange may change its view of their relative importance at any time, notably in the event of external or internal developments.

Several other sections of this Universal Registration Document also discuss risks in some detail:

−    with respect to risks relating to the global telecommunication services market, Orange’s overall strategy and its business model, see Section 1.2;

−    with respect to risks relating to regulation and regulatory pressure, see Section 1.7 Regulation of telecommunication activities and Note 18 Litigation to the Consolidated Financial Statements (Section 3.3);

−    with respect to risks relating to litigation involving the Group, see also Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements and, where applicable, Section 3.2.1 Recent events;

−    with respect to risks relating to the Group’s employee-related, environmental and social responsibility, see Chapter 4;

−    with respect to financial risks, see:

-     Note 2.5.4 to the Consolidated Financial Statements included for macroeconomic context,

-     Note 7 to the Consolidated Financial Statements for the key assumptions used to determine the recoverable amount of the main activities and specific risk factors that may affect this amount,

-     Notes 7 and 8 to the Consolidated Financial Statements for asset impairment,

-     Note 13.8 to the Consolidated Financial Statements for derivatives,

-     Note 14 to the Consolidated Financial Statements for the management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk, and equity market risk. The policies for managing interest rate, foreign exchange and liquidity risk are set by the Treasury and Financing Committee. See Section 5.2.2.3 Executive Committee and Group governance committees;

−    for the insurance plan, see Section 2.2.3.3 Insurance;

−    more generally, risk management policies throughout the Orange group are discussed in Section 2.2 Activity and risk management framework, which is an integral part of the Management Report.

2.1.1      Operational risks

Operational risks mainly include risks related to the telecommunication sector, and risks related to Orange’s strategy and business. In addition, risks with potentially significant employee-related, environmental and social consequences are presented in Section 2.1.4.

Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks.

High ●●●

The proliferation of national and international crises and conflicts affects the general business climate and the conduct of the Group’s activities. In that sense, the population movements following the conflict in Ukraine put pressure on the operations of Orange’s subsidiaries bordering the conflict area by saturating the networks and requiring the reinforcement of infrastructure sites in certain areas.

In addition, Orange has a large presence in countries and geographical areas marked by political or economic instability. This instability exposes Orange to decisions by governmental or judicial authorities contrary to its interests, sometimes combined with heightened tax or regulatory pressure. While certain additional taxes or fines can be disputed, the authorities can also decide to suspend services.

In some countries where the Group is present, its contribution to local economic activity is significant. However, its image is sometimes linked to that of the French government, exposing the Group to potential abuse or reprisals.

Lastly, current or future international economic sanctions against certain countries could affect the value or sustainability of investments made in those countries.

Such situations could call into question the profitability outlook used when making investment decisions and could adversely impact the Group’s financial position and earnings.

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The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telecommunications actors to take an increasing share of the service and network value chain.

High ●●●

Competition with numerous actors, such as Over-The-Top (OTT) service providers and Internet market leaders, is spreading to the majority of the value-added services that use existing networks offered by Orange. In that sense, new players (SD-WAN, etc.) and other solution and service providers, particularly Cloud solution and service providers, are positioning themselves as aggregators of such services, a role traditionally filled by integrated operators such as Orange. At the same time, disruptive technologies, such as the development of voice traffic via videoconferencing apps, allow new non-telecommunications actors to capture revenue streams historically going to telecommunications operators.

Furthermore, the evolution of the ecosystem is marked by the massive investments made by new actors in infrastructure, specifically in that based on new technologies such as the Cloud and network virtualization, but also in submarine cables in which Orange is no longer necessarily a partner.

Lastly, the opening up and fragmentation of networks enable existing actors (such as infrastructure managers, network businesses not in the telecommunications sector such as railways and local authorities) to offer network services.

Operators such as Orange, for which the direct relationship with customers is a source of value, could therefore be marginalized. Likewise, the massive investment by new actors in infrastructure could, over time, make the Group increasingly dependent on them; some already control, for example, 80% of submarine cables or their capacity.

These developments could adversely affect Orange’s revenues and margins.

The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities.

High ●●●

Orange depends, particularly in the areas of network infrastructure, information systems and mobile handsets, on a number of critical suppliers operating in highly concentrated markets.

Despite Orange’s secure purchasing policies, this dependence poses a risk to the Group’s current or future business in the event that one of these suppliers defaults or decides to change its business practices; and, regardless of the cause, including in the event of international economic sanctions against such critical supplier or its country of origin.

The risk of supply disruption, including in the energy sector, is heightened by shortages linked to specific conditions in some markets, such as the market for electronic components or the supply of essential resources, and by the intensity of the global economic recovery which has caused tension in the supply of many products and raw materials, including minerals and rare resources needed for the production of electronic equipment.

If one of its critical suppliers failed to deliver on Orange’s purchasing requirements, Orange’s business, earnings and reputation could be adversely affected on a long-term basis.

Orange is exposed to risks of disclosure or inappropriate modification of data, particularly in the event of cyber-attacks.

High ●●●

Orange’s business activities require the transmission through its networks and storage on its infrastructure of data, including that belonging to its B2B or government customers, suppliers, partners and all stakeholders other than natural persons (see Section 2.1.4 for information relating to risks regarding personal data).

Despite its infrastructure protection systems, Orange’s business activities expose it to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of data, in particular when setting up new services or applications or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices).

The occurrence of these risks could, in particular, result from malicious acts (such as cyber-attacks) aimed in particular at the data in Orange’s possession, and also inadvertently from within Orange or Group partners to which certain business activities are outsourced.

The Group could be held liable if these risks were to materialize. In addition, its reputation could be seriously harmed because Orange’s positioning as a trusted operator comes with high expectations from its stakeholders in terms of security, which could have a significant adverse effect on future earnings.

A large part of Orange’s revenues is generated in both highly competitive and regulated markets where pressure on prices remains strong in an inflationary context.

High ●●●

In the current period of inflation, the service price increases by Orange may not be enough to maintain its margins in the highly competitive environment in which the Group operates, and given the disruptive technologies that affect its markets. In addition, the decisions of sector regulators and competition authorities that regulate some of these prices or markets do not always allow a fair valuation of Orange’s services, similarly affecting its revenues and margins.

Furthermore, the difficult economic environment, marked by inflation and rising energy costs, is weighing on Orange’s operating margins and, considering its pricing model, it is not certain that it will be able to pass on to customers all the cost increases that it may incur.

Against this backdrop, Orange is pursuing its policy of transformation toward a model that enhances its infrastructure (particularly through its subsidiary Totem), the quality of its services and offers, and its development in high-growth industries and regions such as cybersecurity and Africa & Middle East. If Orange were unable to implement this strategy, its revenues or margin growth prospects could be adversely affected.

For further information about competition, see Section 1.4 Operating activities.

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Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources.

High ●●●

Due to the essential nature of telecommunications, compounded by the widespread take-up of teleworking and the digitization of businesses, the networks of telecommunications operators are particularly exposed to risks of service disruption due to deliberate malicious and sometimes criminal acts, such as cyber-attacks. Increasingly sophisticated, these currently constitute a permanent threat to individuals and businesses alike. Moreover, in the event of conflicts, telecommunications networks and associated infrastructure are also the preferred target of sabotage or pressure from governmental or judicial authorities.

Interruptions to the service provided to customers may also be unintentional. They may occur as a result of extreme weather events, a shortage of essential resources such as energy or water, human error, particularly when subcontractors work on shared infrastructure, in the event of the failure of a critical supplier, or when new applications or software are rolled out or updated. They could also occur following capacity saturation linked to exceptional events such as population displacements in a context of war.

Despite the business continuity and crisis management measures taken by Orange to protect its networks, resize them and maintain control of its outsourced infrastructure, the ever-increasing occurrence of cyber-attacks, the implementation of all-IP technologies, the increase in the size of service platforms as well as the consolidation of equipment in a reduced number of locations mean that service interruptions could in the future affect a larger number of customers simultaneously or even several countries at the same time.

Such events may disrupt the activity, not only of Orange customers but - more widely - of all citizens, and may even affect their health and safety. They could thus cause Orange to be held liable, lead to a reduction in traffic and revenues, and therefore in earnings and outlook, and cause serious damage to its reputation. If they were to occur at the level of one or several countries, they could also trigger crisis situations, potentially affecting the security of the countries concerned.

Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change.

High ●●●

In the context of wars, terrorism, social or activist movements, or any other situation of internal or external conflict, Orange’s infrastructure is vulnerable and may be the target of sabotage or other intentional damage. In addition, accidental events such as fires or errors or negligence during civil engineering work on infrastructure could also lead to significant destruction of Orange’s facilities.

Lastly, Orange’s infrastructure can also be damaged by natural disasters (earthquakes, floods, storms) whether or not related to weather phenomena, the occurrence and intensity of which are increasing with ongoing climate change. Thus, in the medium term, rising sea levels could affect sites and facilities located near the coast more often.

Whether such damage is intentional or not, it can lead to service interruptions in a context where the expectations of Orange’s customers and other stakeholders remain very high regarding Orange’s capacity to provide service continuity, including in the case of extreme weather events.

Furthermore, while large-scale disasters are likely to aggravate losses and associated damage, the coverage of such losses by insurers could further decrease, leaving Orange to bear significant costs that could significantly affect its financial position and outlook.

Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources.

High ●●●

Orange must accelerate the roll-out of its fixed and mobile broadband and very high-speed broadband networks in the regions and improve the quality of service of its networks to meet the high demand for connectivity linked to changing uses. Moreover, Orange has made commitments regarding geographic coverage and quality of service to central government and local authorities in France. However, Orange’s investment capacity is constrained by the availability of human, industrial and financial resources, both its own and those of its subcontractors. Against that backdrop, Orange has ramped up its strategy of co-financing investments and sharing its network infrastructure.

Failure to meet these expectations in a balanced manner could have an adverse effect on Orange’s earnings and reputation.

The development of Mobile Financial Services activities in an increasing number of countries poses risks to Orange that are specific to this sector in each of its host countries.

High ●●●

Mobile Financial Services, including banking services, expose Orange to industry-specific risks such as money laundering, terrorist financing and non-compliance with economic sanctions programs, as well as common risks that are particularly sensitive in Mobile Financial Services, such as fraud, cyber-attacks and service interruption.

If they were to materialize, these risks could have a material adverse effect on the Group’s reputation and financial position.

The execution of Orange’s new strategy may not yield the expected results.

Medium ●●○

Orange’s new strategy aims to refocus on its core business as a profitable convergent operator while consolidating its value creation momentum in Europe, developing its infrastructure operator business and continuing to grow in Africa and the Middle East. The new strategy also aims to accelerate the Group’s transformation with the overhaul of its B2B positioning and the role that Orange aims to play in social challenges, in particular as a guarantor of data integrity, a player in environmental transition and a promoter of responsible and inclusive digital technology.

Despite the relevance of this new strategy with regard to changes in the Orange ecosystem (see above "The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telco players to take an increasing share of the service and network value chain."), its success could depend on the accomplishment of the transformation projects which require, in particular, the support of its employees and customers. It could also depend on changes in the legal and regulatory framework and a fairer application of the existing legal and regulatory framework to telecommunication operators. The implementation of this new strategy also involves the continuation of operational efficiency programs such as the digitization of processes and cost management and capital allocation policies centered on the creation of value, which may not bring the expected results.

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Should Orange only be able to partially implement its new strategy under the proposed plan, the Group may not be able to achieve all of the objectives it has set for itself, which would adversely affect its growth and profitability outlook.

The Group’s brand policy represents a risk for the Orange brand image.

Medium ●●○

The vast majority of the Group’s business activities are operated under the single Orange brand. Although the Group takes great care to preserve the value of the major asset that is the Orange brand, the execution risks inherent in each of its business activities could, if they materialize, affect the image of the Orange brand and thus damage the reputation of the entire Group.

In the event of significant damage to the Orange brand image, the Group’s earnings and outlook could be adversely affected.

The scope of Orange’s business activities and the interconnection of its networks expose it to numerous acts of technical fraud, specific to the telecommunication sector.

Medium ●●○

Orange has to deal with various types of fraud on its telecommunication services activities, which may target it directly or its customers. In a context of increasing technological complexity, network virtualization, and acceleration of the implementation of new services or new applications, types of fraud that are more difficult to detect or control may also appear, favored for instance by the development of mass data processing and artificial intelligence, which increases the scope for possible attacks, particularly cyber-attacks.

If a material fraud were to occur, Orange’s revenues, margins, service quality and reputation could be adversely affected.

2.1.2      Legal risks

Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy.

High ●●●

In most of the countries where it operates, Orange has little flexibility to manage its business activities because it must comply with numerous restrictive requirements relating to the provision of its products and services, primarily relating to obtaining and renewing licenses to conduct its activities. Orange also has to comply with its own regulatory obligations and oversight by authorities seeking to maintain effective market competition, as well as, in some countries, additional constraints owing to its historically dominant position in the fixed telecommunication market.

Orange’s business and earnings could be materially affected by changes in laws or regulations, some of which may be extraterritorial in nature, or by changes in government policy, including decisions made by regulatory or competition authorities regarding:

−    the modification or renewal under unfavorable conditions, or even the withdrawal, of fixed or mobile operator’s licenses;

−    conditions for accessing networks (primarily in connection with roaming or infrastructure sharing) or rolling-out new networks such as Fiber;

−    service rates;

−    the introduction of new taxes or increases in existing taxes on telecommunication companies, including the introduction of taxes aimed at facilitating the achievement of countries’ carbon neutrality targets (such as taxes on use or handset purchases);

−    banking and financial supervision, and any related compliance regulations such as laws and regulations on economic sanctions;

−    non-financial corporate obligations;

−    data security;

−    merger and acquisition policy;

−    regulations affecting operators in competing sectors, such as cable;

−    consumer legislation.

Such changes, developments or decisions could materially adversely affect the Group’s revenues and earnings.

For further information on regulatory risks, see Section 1.7 Regulation of telecommunication activities.

Orange is regularly involved in litigation, the outcome of which could have a material adverse effect on its earnings, financial position or reputation.

Medium ●●○

Orange believes that, in general and in all the countries where it operates, it complies in all material respects with the regulations in force relating to its activities and its relations with its partners, suppliers, subcontractors and customers, as well as with the conditions governing its operator’s licenses. However, it is not able to predict the decisions of supervisory or judicial authorities, which are regularly asked to rule on such issues. If Orange were to be ordered by the competent authorities of a country in which it operates to pay an indemnity or a fine, or to suspend certain of its business activities, based on a breach of applicable regulations, its financial position and earnings could be significantly adversely affected.

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In addition, Orange (particularly in France and Poland) is frequently involved in proceedings with its competitors and the Regulatory Authorities due to its p-eminent position in some of the markets where it operates, and the claims made against Orange can be very substantial. In the past, the Group has been fined several tens of millions of euros or even several hundreds of millions of euros for cartel practices or for abuse of dominant position. The Group is also involved in commercial disputes where the stakes can be very high. The outcome of lawsuits is inherently unpredictable.

For proceedings before the European competition authorities, the maximum amount of fines provided for by law is 10% of the consolidated revenues of the offending company (or the Group to which it belongs, as the case may be).

Lastly, due in particular to its relationships with numerous partners, suppliers and subcontractors, Orange is exposed to a growing risk of legal action by various stakeholders from civil society alleging shortcomings on environmental, employee-related or social matters. This could be the case, for instance, if Orange were to distribute products found to contain rare minerals extracted under non-compliant conditions. These legal actions could also aim to compel Orange to finance measures intended to limit the effects of climate change. Such actions could cause significant damage to Orange’s reputation and adversely affect its financial position.

The main proceedings involving Orange are described in Note 10 Taxes and Note 18 Litigation to the Consolidated Financial Statements. Developments in, or the outcome of, some or all of these ongoing proceedings could have a material adverse effect on Orange’s earnings or financial position.

2.1.3      Financial risks

Risk of asset impairment

Changes affecting the economic, political or regulatory environment may result in asset impairment, particularly of goodwill.

Medium ●●○

At December 31, 2022, the gross value of goodwill recognized by Orange following acquisitions was 33.1 billion euros.

The carrying values of long-term assets, including goodwill, fixed assets and interests in associates and joint ventures, are sensitive to any change in the environment that is different from the assumptions used. Orange recognizes impairment on those assets if events or circumstances occur that entail material adverse changes of a lasting nature, affecting the economic environment or the assumptions or objectives adopted at the time of the acquisition.

Over the past five years, Orange has recognized material impairment of its investments in Romania, Spain, the Democratic Republic of Congo and Jordan. At December 31, 2022, the cumulative amount of goodwill impairment was 10 billion euros, excluding impairment of interests in associates and joint ventures which, in certain cases, include goodwill in their carrying value.

New events or unfavorable circumstances could prompt Orange to review the current value of its assets and to recognize further material impairment with an adverse effect on its earnings. Sensitivity analyses carried out at December 31, 2022 with respect to Romania in particular revealed additional impairment risks of up to 240 million euros.

In addition, in the event of a disposal or IPO, the value of certain subsidiaries may be affected by changes in the equity and bond markets.

For further information on goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Note 7 Impairment losses and goodwill and Note 8.3 Impairment of fixed assets to the Consolidated Financial Statements and Section 3.1.2.2 Group operating results.

Credit-rating risk

A change in Orange’s credit rating could increase the cost of debt and in some cases limit access to the financing it needs.

Medium ●●○

Orange’s credit rating from rating agencies is based partly on factors beyond its control, namely conditions affecting the telecommunication industry in general or conditions affecting certain countries or regions in which it operates. It may be changed at any time by the rating agencies, in particular as a result of changing economic conditions, a downturn in the Group’s earnings or performance, or changes to its shareholding structure. A prolonged multi-notch downgrade in Orange’s credit rating would have a material adverse effect on its financing terms.

Liquidity risk

Orange’s earnings and outlook could be affected if conditions of access to capital markets were to become difficult.

Medium ●●○

Orange mainly finances itself through the bond markets. Very unfavorable changes in the macroeconomic environment could restrict Orange’s access to its usual sources of funds or significantly increase its financing costs due to an increase in market interest rates and/or the spreads applied to its borrowings.

Any inability to access the financial markets for a lasting period and/or obtain financing on reasonable terms would have a material adverse effect on Orange. In particular, the Group may not be able to carry out certain projects or could be forced to allocate a significant portion of its available cash to servicing or repaying its debt, to the detriment of investment or shareholder returns. In any event, Orange’s earnings, cash flows and, more generally, its financial position and flexibility could be adversely affected.

See Note 14.3 Liquidity risk management to the Consolidated Financial Statements, which sets out the various sources of funding available to Orange, the maturity of its debt and changes in its credit rating, as well as Note 14.4 Financial ratios, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

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Market risks

Interest rate risk

Orange’s business activities could be affected by the changes in interest rates.

Low ●○○

In the normal course of business, Orange obtains most of its funding from capital markets (particularly the bond market) and makes little use of bank credit.

Since most of its current debt is at a fixed rate, Orange has limited exposure to a short-term rise in interest rates. The Group remains exposed to a sustained and continuous increase in interest rates for its future financing.

To limit exposure to interest rate fluctuations, Orange uses financial instruments (derivatives), but the Company cannot guarantee that transactions carried out with such financial instruments will completely limit its exposure, or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instruments strategy proves ineffective, its cash flows and earnings may be adversely affected.

In addition, the costs of hedging against interest rate fluctuations could increase in line with market liquidity, banks’ positions, and, more broadly, the macroeconomic situation (or how it is perceived by investors).

The management of interest rate risk and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 14.1 Interest rate risk management to the Consolidated Financial Statements.

Foreign exchange risk

Orange’s income and cash flows are exposed to foreign exchange fluctuations.

Low ●○○

Currency markets can be volatile due to economic and geopolitical conditions.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham. Intra-period variations in the average exchange rate of a particular currency could materially affect revenues and expenses denominated in that currency, which could materially affect Orange’s results, such as for example the near 50% devaluation of the Egyptian pound in November 2016. In addition, Orange operates in other monetary zones, in particular in Africa and the Middle East. Depreciation of the currencies of the countries in this region would negatively affect the Group’s consolidated revenues and earnings.

When preparing the Consolidated Financial Statements, the assets and liabilities of foreign subsidiaries are translated into euros at the fiscal year closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of these subsidiaries.

The management of foreign exchange risk and an analysis of the sensitivity of the Group’s position to changes in exchange rates are set out in Note 14.2 Foreign exchange risk management to the Consolidated Financial Statements.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 14.2 Foreign exchange risk management to the Consolidated Financial Statements.

Orange notably makes use financial instruments (derivatives) to hedge its exposure to foreign exchange risk, but the Company cannot guarantee that the suitable hedging instruments will be available at reasonable prices. In the event that Orange may cannot use financial instruments to mitigate its exposure to exchange rate fluctuations or financial instrument strategy proves ineffective, Orange’s cash flows and earnings may be adversely affected.

See Note 13.8 Derivatives to the Consolidated Financial Statements.

2.1.4      Non-financial risks

Non-financial risks included in the scope of Orange’s Statement of Non-Financial Performance (SNFP) are identified, assessed and managed using the same methodology as that used for operational risks related to its business, legal risks and financial market risks.

In its SNFP, Orange presents the material employee-related, environmental and social risks to which its business activities may give rise, whether for itself or its stakeholders, as well as corruption risks and matters relating to business ethics and the fight against tax avoidance. These risks were assessed in relation to non-financial challenges (see Section 2.2.2).

Combating tax avoidance, food waste and food insecurity and promoting respect for animal welfare and responsible food practices were all taken into account in Orange’s non-financial risk assessment. However, they were not considered likely to give rise to material risks to the Group’s operations or reputation.

Orange is exposed, particularly as a result of cyber-attacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers.

High ●●●

Orange’s business activities require the transmission via its networks and the storage on its infrastructure of the personal data of its customers, employees or the general public.

Despite its infrastructure protection systems, Orange’s business activities expose it - in terms of infringement of human rights and fundamental freedoms - to risks of loss, disclosure, unauthorized communication to third parties or inappropriate modification of such personal data, in particular when setting up new services or apps or their updates. These risks are heightened by the roll-out of new technologies, the growing use of Cloud services, as well as the outsourcing of digital services and the development of new activities (for example in the field of connected devices). The occurrence of these risks could result in particular from (i) malicious acts (such as cyber-attacks) targeting personal data, (ii) negligence or errors committed within Orange or within the Group’s partners to whom certain operations are outsourced, or (iii) government requests that are not compliant with legal or regulatory requirements (see also the risk factor "The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms").

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Orange may be held liable in various countries, under personal data protection laws (such as the General Data Protection Regulation (EU) 2016/679 of April 27, 2016, GDPR), which strengthen the rights of individuals and increase the obligations of companies involved in data processing, such as telecommunication operators and financial services providers. If these risks were to materialize, the owners of the data disclosed or modified could suffer damage, and the Group could be held liable, compliance with its purpose could be called into question and its reputation could be materially affected.

Orange faces various internal and external risks relating to human health and safety.

High ●●●

Owing to the specific nature of Orange’s business as an operator and its geographical scope, international conflicts and a context where social tensions and industrial unrest are increasing expose Orange employees and subcontractors to risks to their safety while performing their professional activities.

In addition, in a context of more regular teleworking, Orange’s employees and its subcontractors are exposed to the risks associated with these new working conditions, which are sometimes sources of social isolation, which can also have direct or indirect repercussions on their health or even their safety.

In addition, the Group’s transformation program, the rapid acceleration of the virtualization of interactions and the development of digital tools could generate psychosocial risks, potential sources of physical or psychological disability for individuals. Such risks could also slow the Group’s strategy roll-out and have a material impact on its reputation and operation.

Orange may find it difficult to obtain and retain the skills needed for its business on a long-term basis due to numerous employee departures and ever-faster developments in its activities.

High ●●●

Every year, a significant number of employees leave the Group or, in France, benefit from end-of-career part-time work arrangements. This trend accelerated in 2022, particularly within the central functions of the various operational head offices, as part of the implementation of the new intergenerational agreement in December 2021 (see Section 1.3 Significant events).

At the same time, the need for new skills is growing, whether related to technological developments or the Group’s line of development specifically in terms of rare skills or occupations experiencing shortages in the job market. If Orange’s attractiveness as an employer or its training programs were to prove insufficient, this could reduce its ability to effectively pursue its activities and successfully implement its strategy; its earnings and outlook could be adversely affected by it, and some of the human risks described in the risk factor "Orange faces various internal and external risks relating to human health and safety" could increase.

In addition, without the necessary skills, the Group’s commitment to provide digital support to stakeholders could prove harder to keep.

The commitments made by Orange in terms of reducing its environmental impacts may not be met because they are largely based on its value chain and depend on the rapid development of new uses and technologies.

Medium ●●○

Orange has made a commitment to be Net Zero Carbon by 2040 and has set itself intermediate objectives to achieve this. The plan initiated by Orange should enable it to limit its environmental footprint and that of its value chain. The implementation of the principles of the circular economy, the many actions aimed at strengthening the control of its energy consumption, and the use of renewable energies or investments in carbon sinks fully contribute to this approach.

A predominant part of Orange’s environmental footprint is, however, linked to its value chain. As such, Orange’s efforts to achieve its commitment to be Net Zero Carbon in 2040 could be jeopardized both by the difficulties that its suppliers and subcontractors could encounter to reduce the footprint of the products and equipment supplied to Orange and by the sharp increase in digital traffic linked in particular to the development of uses.

If Orange’s environmental action plans, particularly during the period of technological transition on fixed and mobile networks, prove insufficient or require the mobilization of unavailable resources, the Group could fail to meet its commitment. This situation could have a significant negative effect on its image and could consequently lead to a loss of confidence among its stakeholders. This could lead, among other things, to a reduction in the number of customers, a loss of attractiveness as an employer, or an increase in the cost of financing. Should they materialize, these risks could, in addition, render Orange liable since these factors as a whole could affect the earnings and outlook of the Group. Beyond potential adverse effects on Orange, this could curb the development of the digital society.

Orange and some of its stakeholders are exposed to physical and transition risks related to climate change.

Medium ●●○

In addition to the impacts on Orange’s infrastructure (see Section 2.1.1 Operational risks "Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change"), climate change could also worsen the health or economic situation of Orange’s customers and employees, and more generally of populations, potentially generating significant migration flows, particularly in the Africa & Middle East region on which part of the Group’s growth outlook depends.

Despite the climate change mitigation and adaptation measures implemented by Orange, if such events were to occur, Orange could find it more difficult to fulfill its purpose, particularly in terms of its commitment to digital inclusion.

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In addition, climate change could have other material impacts on Orange’s business activities; for example, the availability and price of certain raw materials that are in the composition of the products sold or used by Orange as part of its telecommunication services (see Section 2.1.1 Operational risks "A large part of Orange’s revenue is achieved in markets that are both highly competitive and regulated where pressure on price remains strong"); or changes in the regulations applicable to Orange (such as, for example, the introduction of a carbon tax or the ban on the sale of certain products (see Section 2.1.2 Legal risks "Orange operates in highly regulated markets and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy")). These transition risks could have direct and indirect financial impacts for the telecommunication industry and specifically for Orange.

Orange is exposed to risks of corruption or individual or collective behavior that is not in line with its business ethics.

Medium ●●○

As the Group’s activities and those of its suppliers, subcontractors and partners cover all regions of the world, Orange could, despite its efforts to continually improve its anti-corruption system in accordance with applicable laws, be exposed to or implicated in cases related to corrupt practices or influence peddling. Similarly, despite its fraud prevention and detection program, Orange could also be the victim of fraudulent behavior or behavior that does not comply with international conventions, its Code of Ethics or its supplier code of conduct. Such behavior may originate from persons or companies with which a direct or indirect link can be established, and may directly or indirectly target Orange, its customers, its business relationships or its employees.

In any event, the Group could be held liable, and Orange’s earnings, service quality and reputation could be adversely affected.

The scope of Orange’s business activities, its numerous locations around the world, and its business dealings with a variety of partners may expose the Group to a risk of violating human rights and fundamental freedoms.

Medium ●●○

As the Group’s activities and those of its suppliers and subcontractors are carried out in all parts of the world, Orange could, in spite of the implementation of its Vigilance Plan, be exposed to violations of human rights and fundamental freedoms involving third parties with which a direct or indirect link may be established. Such violations may relate to forced labor, modern slavery or human trafficking, the rights of children, non-decent, discriminatory or dangerous working conditions, interference with freedom of association or expression, or privacy. In particular, they could occur in regions where minerals are mined, processed and traded in conflict zones, or areas where human rights are not respected.

If they were to materialize, these risks could have a material adverse impact on Orange, or the relevant suppliers and subcontractors, in terms of image and reputation, and could result in liability for the Group.

In addition, Orange could be forced to comply with injunctions from local authorities other than what is formally required by law and regulations in the sense of having to suspend the operation of certain networks for which Orange is responsible or intercept communications, or even disclose personal data to third parties. Orange may also be compelled by local authorities to suspend or intercept communications that are routed by it.

Such situations could tarnish Orange’s reputation and result in the infringement of the freedom of expression and respect for privacy of the populations of the offending countries.

Exposure to electromagnetic fields from telecommunication equipment could have harmful effects on health and the perception of such a risk could hinder the development of services. Excessive and inappropriate use of telecommunication services and equipment could also have harmful consequences on health.

Medium ●●○

The concerns raised in many countries regarding the possible human health risks of exposure to electromagnetic fields from telecommunication equipment have generally led public authorities to adopt binding regulations and health authorities to issue various precautions on usage.

There is a consensus among expert groups and health authorities, including the World Health Organization (WHO), that no health risk has been established to date from exposure to electromagnetic fields below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). The complementary scientific studies conducted to date on some of the spectrums used for 5G have come up with similar findings. However, Orange cannot prejudge the conclusions of future scientific research or future assessments by international organizations and scientific committees mandated to examine these issues. If an adverse health effect were to be scientifically established, it would have a material adverse effect on Orange’s business and brand image and on the Group’s earnings and financial position. Beyond potential adverse effects on Orange, this could significantly curb the development of the digital society.

Any public perception of a risk to human health or biodiversity could lead to a reduction in the number of customers and their level of use, as well as an increase in litigation, particularly against the installation of mobile antennas. This could lead to difficulties in creating new sites, in a context where certain stakeholders question the usefulness of rolling out 5G networks. There could also be a tightening of regulations, resulting in reduced coverage, failure to meet Orange’s coverage commitments to the authorities, deteriorating quality of service and an increase in network roll-out costs.

The ubiquity of connected digital equipment may lead to inappropriate use due to overuse or exposure to inappropriate content and online harassment. Negative consequences on users could be both physical and psychological, particularly on young adults and children. If this ubiquity were perceived as a risk for the most vulnerable groups, it could undermine confidence in digital technology and act as a brake on innovation, and, for Orange, result in a decrease in the use of its services and a deterioration of its image.

In any event, the Group could be held liable, and Orange’s revenues, earnings, service quality and reputation could be adversely affected.

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2.2     Activity and risk management framework

Orange’s risk management and internal control systems consist of an organization, procedures and management systems implemented by General Management and all employees under the authority of the Board of Directors. They are designed to provide reasonable assurance regarding the achievement of operational and strategic objectives, compliance with applicable laws and regulations, and the reliability of financial and non-financial information.

The measures in place notably enable Orange to meet its obligations under certain laws such as the US Sarbanes-Oxley Act, France’s Financial Security Law of July 17, 2003, Government Order 2008-1278 of December 8, 2008 transposing Directive 2006/43/EC of May 17, 2006 on statutory audits, the Government Order of March 17, 2016 transposing Directive 2014/56/EU, and also French Law 2016-1691 of December 9, 2016 on transparency, the fight against corruption, and the modernization of economic life, known as Sapin II, as well as Law 2017-399 of March 27, 2017 relating to the duty of vigilance of parent companies and ordering companies, which requires the implementation of a Vigilance Plan, and Directive 2014/95/EU of October 22, 2014, as regards the disclosure of non-financial information, transposed into French law by Decree 2017-1265 of August 9, 2017.

The activity and risk management framework is steered by General Management’s Risk Committee, and is supported by the work of the other governance committees (see Section 5.2.2.3 Executive Committee and Group governance committees). It is coordinated, in particular by the Group Audit, Control and Risk Management Department, with a contribution from the Group’s Corporate Social Responsibility Department, the Security Department and Compliance Department. The systems are rolled out in all Group entities as part of a continuous improvement process.

Non-financial risks are presented separately in Section 2.2.3 Control framework for non-financial risks.

The activity and risk management framework is based on a cross-functional and collaborative structure, organized into three lines of control:

−    the first line provides operational products and services and manages risks in operations in line with the requirements of the second line;

−    the second line defines, rolls out, coordinates and assesses the Group’s risk management and internal control systems, and provides expertise and assistance;

−    the third line provides independent and objective assurance.

The diagram below shows the various players and their interactions, highlighting the central role of the Group Audit, Control and Risk Management Department in relation to the other players in the support functions contributing to the second line.

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Furthermore, the Group’s General Inspection Department investigates any Group entity, exclusively at the request of the Group’s Managing Director, to whom it reports directly. It is informed about the work of General Control and Internal Audit and may request their input. The Group’s Inspector General sits on the Risk Committee, the Ethics and Sustainable Performance Committee and the Investment Committee.

Finally, in accordance with the provisions of Directives 2006/43/EC and 2014/56/EU, the Audit Committee of the Board of Directors is tasked with monitoring the effectiveness of internal control and risk management systems, particularly for financial purposes, in addition to reviewing exposure to employee-related and environmental risks, in accordance with the latest amendments to the revised Afep-Medef Code of June 2018.

2.2.1      Group Audit, Control and Risk Management

The Audit, Control and Risk charter was signed in December 2016 by the Chairman and Chief Executive Officer. It sets out the framework for the tasks of the ACR (Audit, Control and Risk Management) community under the guidance of the Group Audit, Control and Risk Management Department (DACRG), and the integrated assurance approach (synergies between local and central ACR functions and operational departments) to meet the company’s objectives. The charter reiterates the independence of Internal Audit in its function as a third line of control.

The DACRG reports to the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development. It combines the following functions within a single body: internal audit, risk management, general control, credit management, internal control and fraud and revenue assurance.

Its role is to define, roll out, manage and assess the activities and risk management system of the Group as a whole on behalf of General Management with a view to providing integrated assurance, offering the optimum balance between risks and opportunities, working closely with the operational departments and addressing their concerns, capitalizing on a team of experts and co-constructing innovative approaches, in cooperation with the other teams responsible for Group risk management, while preserving audit independence.

At the heart of the Group’s challenges and strategy, the DACRG supports developments in the Group’s activities through this integrated assurance. To this end, its role is to protect revenues (through revenue assurance and customer risk management), control fraud (prevention, detection and handling), provide support to the second line of control and strengthen governance, while offering solutions to improve risk control and create value.

The continuous improvement process in risk management and internal control is reflected, for instance, in:

−    updates of the fraud prevention processes, the modules of which are distributed and evaluated on a regular basis;

−    risk management training for Directors and Chief Executive Officers of subsidiaries;

−    the matching of audit assignments with the Group’s major risks;

−    the dissemination of policies and practices defined and listed in the Orange Internal Control Book (see the Internal Control section below), which cover the main activities and may be accompanied by a self-assessment process to enable entities to position themselves in relation to the practices and levels of control expected by the Group;

−    the development and implementation of procedures for analyzing large volumes of data to improve the effectiveness of the actions of the teams.

The DACRG coordinates the organization of Internal Control Reviews with members of the Executive Committee in collaboration with the divisions’ Internal Control functions. They are designed to provide assurance that the internal control system is effective, namely that the principal risks have been identified and the appropriate steps have been taken to limit their potential impact. Internal Control Reviews are part of the integrated assurance approach between operational departments and functions in charge of risk management.

Under the Engage 2025 Strategic Plan, the DACRG and the ACR community have been strengthened to support business growth internationally and its diversification into multi-services, particularly in Mobile Financial Services.

Lastly, the DACRG’s activities are in line with the best practices promoted by IFACI (Institut français de l’Audit et du Contrôle Interne - French Institute for Audit and Internal Control) and AMRAE (Association pour le Management des Risques et des Assurances de l’Entreprise - French Association for Enterprise Risk and Assurance).

ISO 9001 Quality Certification for the Group Audit, Control and Risk Management Department

The 2015 version of the ISO 9001 certification for the DACRG was confirmed in June 2022.

This quality approach, which supports the DACRG’s aim of becoming a "trusted business partner" contributes to the improvement and simplification of all processes with a view to adopting best practices that meet the requirements of Orange’s stakeholders.

This certification covers all activities carried out by the DACRG in the field of risk management within the Group.

Group Internal Audit

Group Internal Audit has a little more than 60 qualified auditors working as a shared service for all Group entities. They are located in France for the most part. Group Internal Audit includes teams dedicated to the IT system, the networks and financial services. Group Internal Audit cooperates with local audit teams, in accordance with their governance rules: sharing of audit plans, follow-up of recommendations, joint audits and methodological exchanges. This mainly concerns operator subsidiaries that are not wholly owned (notably Orange Polska and Orange Belgium in Europe and Sonatel Group in Africa). Group Internal Audit, Orange Polska’s Internal Audit and Sonatel Group’s Internal Audit are subject to annual certification by IFACI Certification, in accordance with the French professional standards for internal audit.

Issues may be referred directly to Group Internal Audit by the Chair of the Audit Committee or by General Management. The Group Audit Director is authorized to directly inform the Executive Committee and the Audit Committee.

Each year, the audit plan is endorsed by the Risk Committee and approved by the Audit Committee. An annual report, with the main results and findings, is also presented to the Risk Committee and then the Audit Committee.

The joint operation with Deutsche Telekom (BuyIn) is jointly audited by the Internal Audit Departments of the Orange group and Deutsche Telekom.

Through its assignments, Internal Audit helps the Group maintain an appropriate control system by assessing its effectiveness and efficiency and issuing observations and recommendations for its continuous improvement. The recommendations arising from internal audit assignments are systematically monitored, and give rise to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries. These assignments notably include work performed at the request of the Group’s Internal Control Department as part of the systematic evaluation of management systems, particularly through cyclical audits of subsidiaries’ internal control systems. Internal Audit also contributes to the process of identifying, assessing and handling risks through the results of audit assignments and recommendations.

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Risk Management

The Group’s Risk Management Department defines the strategy and rolls out the Group’s risk management approach, within the framework of the integrated approach promoted by the ACR charter. To that end:

−    it coordinates the risk identification and assessment processes on behalf of the Risk Committee (see Section 5.2.2.3 Executive Committee and Group governance committees);

−    it ensures that the corresponding action plans are followed up on, with support from Group Internal Control and networks of risk managers and internal controllers from the entities and subsidiaries;

−    it supports Group entities in mapping risks of all kinds, including supporting the Group Corporate Social Responsibility Department with regard to non-financial risks;

−    it contributes to crisis management by presenting forecast scenarios and by analyzing the causes and consequences of undesirable events;

−    it anticipates, in collaboration with the Group Strategy Department, the risks related to the strategic plan.

A risk is defined as a potential event, the consequences of which, if it occurred, would prevent Orange or one of its entities from carrying out its missions, meeting its commitments or achieving its objectives, or which could affect Orange’s employees, assets, earnings and financial position, the environment, or the reputation of the entity or the Group.

The various sources of risk identification combine the views of management and those of the operating entities. The analysis of causes and consequences complements and fine-tunes the description of the event and respectively influences the risk probability level or risk impact level. The context analysis makes it possible to characterize the risk in each particular situation, to fine-tune its causes and consequences, and to assess the probability and impacts of the risk in a way that is suited to the location of the organization where the risk is observed. Risk mapping reflects the principle of the prevalence of impact analysis (consequence-related) over probability analysis (cause-related).

Group departments identify and assess, at least annually, the risks that fall within their scope. This risk map forms the cornerstone on which the management systems are built. It creates a connection to the additional action plans aimed at stepping up the internal control required for the coverage of these risks. The list of significant events, changes in risks and the monitoring of action plans are examined during each department’s Internal Control Reviews.

At Group level, risks are monitored by General Management’s Risk Committee. The report on overall risk management is reviewed at least once a year by this committee. It is presented to the Directors at a joint meeting of the Board Committees, during which major risks are discussed in the presence of the concerned Directors. This process includes a review of all the risks described in Section 2.1 Risk factors of this document.

In 2021, an audit of the Group’s risk management system, carried out by PricewaterhouseCoopers Ltd, concluded that the principles and practices mentioned above are assets and knowledge on which the Group has built a robust risk management system.

General Control and investigations

General Control is tasked, at the request of Executive Committee members or their respective Management Committees, or following a report from the whistleblowing system, with investigating matters involving employees that may run counter to the Group’s interests. These matters may involve instances of fraud, conflicts of interest, damage to Group assets, behavioral problems and in general any acts by employees that are inconsistent with Group rules. In this respect, General Control works in a complementary manner to the various departments within the DACRG as well as to Group General Inspection. In France, General Control is represented by the investigations unit, which was merged in 2020 into a single team, and at Group level, for international affairs and central functions, by the General Controllers. Some countries, such as Poland, Spain, Romania and Senegal, have dedicated internal structures and operate in a network with General Control.

Credit Management

Group Credit Management is tasked with minimizing financial risks related to credit granted to Group customers. Its objective is to have a consolidated view of credit risks with customers and partners (periodic Credit Committee meetings) and to implement tools to manage those risks. To do this, it relies on local teams or contacts and on the processes in place in each operating entity.

It promotes the Credit Management culture and supervises customer risk management within the Group. It heads the Group Credit Committee, which meets periodically with the various divisions to review bad debt, which is recognized in other operating income and expenses (see Note 4.3 Trade receivables and Note 5.2 Other operating expenses to the Consolidated Financial Statements).

As in the previous year, the teams pursued measures to harmonize, consolidate and control the financial impacts related to the current crises.

Internal Control

Group Internal Control develops and leads the Internal Control strategy within Orange. To that end, it defines a methodology, processes and the tools necessary for its application. It implements them annually, in particular with:

−    the management and dissemination of the Group’s internal control framework through Orange’s internal control policy, the Orange IC Book (governance and control environment), the Orange Process Book (operational processes), and other policies and practices coordinated in association with the relevant second-line players, in order to capitalize on all the existing systems and thus increase their robustness;

−    support for Group entities in their risk review procedures and associated control systems (governance, control environment, operational processes). These procedures are based on an end-to-end cross-functional vision, the aim being to identify the main improvements to be made in terms of risk coverage and therefore internal control, and to take corrective actions as needed;

−    the monitoring of entities in the control of their internal control assessment system based on risk analysis. In addition, internal audits can be used, as needed, as part of the Standard Entity Reviews, to confirm the results of the self-assessment and ensure the effectiveness of the action plans implemented.

Group Internal Control coordinates the local Internal Control functions by providing them with support and advice on the quality and control of their systems. The aim of the local Internal Control functions is to assist the operating managers of their entities in order to help them structure and maintain an efficient Internal Control system meeting both their own needs and those of the Group. To that end, they apply the Group’s activity and risk management control guidelines within their entities.

Group Internal Control assists the various departments through Internal Control assignments designed to provide reasonable assurance that activities are properly controlled in various areas (e.g. compliance with laws and regulations, governance, operational or decision-making processes, integration of new entities, support for the implementation of action plans, etc.).

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Among its recurring actions, it follows up with the heads of the governance committees (see Section 5.2.2.3 Executive Committee and Group governance committees) and coordinates the organization of Internal Control Reviews with the members of the Executive Committee, with the assistance of the DACRG and the Group Security, Compliance and Corporate Social Responsibility departments.

The Orange group’s Internal Control function coordinates the GRC (Governance, Risk & Compliance) solution of publisher SAI Global, in particular for internal control and risk management system documentation, assessments and action plans, and internal audit recommendations. The GRC solution, which is regularly updated, meets the company’s expectations with a view to strengthening the integrated assurance strategy developed and rolled out by the DACRG.

The Internal Control assessment is presented to the Group Risk Committee and then to the Audit Committee.

Fraud and Revenue Assurance

Revenue recognition in the telecommunication industry is based on data capture, involving various components of the access network (supporting and collecting uses), valuation via the IT systems (supporting the customer bases and valuation of individual items), and recording via the accounting and financial systems (supporting the production of financial statements). The complexity of this technical and commercial architecture has led Orange, through its Fraud and Revenue Assurance Department, to develop its own revenue protection strategy. It is supported by a methodology that ensures the correct measurement, substance, comprehensiveness and valuation of the individual elements underlying customer invoicing, through a risk-oriented overview of the entire process chain.

Group Fraud and Revenue Assurance (GFRA) also defines the Group’s strategy and approach to fraud prevention and detection. To support the roll-out of this strategy, GFRA works very closely with the Internal Control and Risk Management teams, along with other central and operating entity teams.

Orange has adopted an approach based on risk analysis and anticipation in order to manage fraud. GFRA continuously monitors existing and emerging fraud risks, as well as any new fraud-related legislation. This enables Orange to adapt its anti-fraud strategy accordingly. GFRA maintains up-to-date mapping of the Group’s fraud risks, covering all risks anticipated in this area (including financial statement fraud, technical (cyber) fraud, identity theft and social engineering fraud, missing trader VAT carousels, money laundering and terrorist financing).

Orange has implemented preventive controls to reduce the likelihood of the occurrence of fraud that could constitute a major risk.

Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any case or suspicion of fraud identified through these controls is investigated and dealt with in accordance with the law and Orange’s ethical principles.

Orange believes that to manage fraud risk and protect revenues effectively, the cost of fraud and revenue loss must be controlled at the entity level and consolidated at the Group level, allowing major incidents to be analyzed and handled, and any emerging trends to be identified. With regard to the production of Group financial information, the approach defined by GFRA includes the relevant risks in this area, such as fraud committed by management or financial statement fraud.

Fraud detection is the responsibility of management, assisted by GFRA and local fraud detection specialists in the Group’s entities.

A Group whistleblowing system is in place, as provided for under the Sarbanes-Oxley Act, France’s Sapin II law of December 9, 2016 and the Law of March 27, 2017 relating to the duty of vigilance of parent companies and ordering companies. The system is presented in Section 4.4 Breach of ethics rules.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to General Control. The investigation services are responsible for establishing the materiality of the facts. In cases of internal fraud, company management determines the penalties. For all cases detected (internal or external fraud), the legal, civil or criminal consequences are considered after consulting the company’s Legal Department.

As part of a continuous improvement process, cases of fraud are analyzed by GFRA in order to improve controls and the measures to be taken, and thus better prevent and detect similar cases.

A report on fraud prevention and detection is reviewed at least once a year by the Group Risk Committee and presented at a Joint meeting of Board Committees.

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2.2.2      Specific Financial Internal control procedures

The specific Financial Internal Control procedures relate to the preparation and processing of accounting and financial information, and the Internal Control work carried out pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, an insurance policy translates certain operational risks into financial commitments.

2.2.2.1     Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The Group Accounting Department and the Group Controlling Department, which both report to the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development, play a decisive role in the Internal Control system.

The Group Accounting Department and the Group Controlling Department have the following key duties:

−    producing the Group’s Consolidated Financial Statements and the Statutory Financial Statements of Orange SA and certain French subsidiaries within timeframes that meet financial market requirements and legal obligations;

−    ensuring that the statements provide a true and fair view of the company in compliance with the accounting policies adopted by the Group;

−    preparing reports on the Consolidated Financial Statements and the Statutory Financial Statements and producing the documentation necessary for the financial communication of results and the management reporting summary for the Executive Committee;

−    managing the monthly and quarterly reporting cycle, allowing management to measure the Group’s performance on a regular basis; designing and implementing Group accounting and management methods, procedures and standards;

−    and identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

Within these departments, Internal Control of accounting and financial information is organized around the following elements:

−    the Disclosure Committee (see Section 5.2.2.3);

−    the Group accounting and controlling function;

−    unified accounting and management reporting;

−    and Group-wide accounting standards and methods.

Unified accounting and management reporting

All Group entities are part of the Group’s management and steering cycle, which has three fundamental components:

−    the forecast process (plan, budget and periodic internal forecasts);

−    the process of preparing the companies’ Statutory Financial Statements and the Group’s Consolidated Financial Statements; and

−    the management reporting process.

Forecast process (plan, budget and periodic internal forecasts)

The Group’s budget process requires regular updates of internal projections and management’s close involvement. It is applied to all the Group’s countries, divisions, business units and subsidiaries.

The budget must reflect the Group’s ambitions at each level of the organization. The budget is drawn up once a year in the fourth quarter, and is presented to and approved by the Group’s governance bodies. Further forecasts are made during the year to determine the allocation of resources with a view to achieving the budget objectives.

The budget dossier is composed of:

−    packages of financial data, along with summary comments, particularly on major actions;

−    investments detailed by nature;

−    and an analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze performance measurement indicators. The budget is broken down by month to serve as a reference for the Group’s monthly reporting.

The Group also draws up a multi-year plan for all countries and divisions, setting out medium-term financial trajectories for the Group.

Process of preparing the companies’ Statutory Financial Statements and the Group’s Consolidated Financial Statements

Orange’s financial statements are prepared in accordance with the following principles:

−    p-closing of accounts at the end of May and the end of November;

−    anticipation of estimates and handling of complex accounting operations;

−    and formalization of closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the entry of consolidation packages constitutes a common framework for all contributors, thereby strengthening Internal Control within the accounting and controlling function.

Instructions from the Consolidation Department specifying the process and agreed timeline for each closing are disseminated within the Group, and then broken down by subsidiary.

Consolidation packages are prepared monthly by Group entities in accordance with IFRS and entered into the Group’s consolidation and reporting tool.

Where they are compatible with local rules applicable to the Statutory Financial Statements, the Group principles are preferred in order to limit subsequent restatements. However, if an entity applies principles that are not consistent with those of the Group in its Statutory Financial Statements and they have a material impact on the assessment of its earnings and assets, the entity concerned will make adjustments to ensure consistency.

Each entity is responsible for identifying, periodically measuring and reconciling differences in accounting methods between the Statutory Financial Statements and the Group standards.

The identification and assessment of the Group’s unrecognized contractual commitments are covered by a specific report drawn up annually by the Legal Department and the Finance Department, working in close collaboration. The main contractual and regulatory commitments of the Group that are likely to have a material impact on its financial position are brought to the attention of the Claims and Commitments Committee (see Section 5.2.2.3 Executive Committee and Group governance committees).

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Management reporting process

The reporting process is a major part of the financial control and information system. It is the preferred tool for monitoring, controlling and steering the Group’s General Management. The reconciliation of accounting information with forecast data, combined with monthly analysis at each level of the Group, contributes to the quality and reliability of the information produced. This operating principle, established by the controlling and accounting functions, applies to all Group entities and at each level of the organization (business unit, division and Group).

The Group’s reporting content and supporting documents, which are used to track the achievement of Group objectives, are established on a regular and consistent basis. The financial data used for reporting are derived mainly from the Group’s consolidation and reporting tool, and reporting formats are standardized. The reports are validated by the heads of the Controlling Department in each country.

This reporting allows for the Group’s management and performance indicators to be monitored, and consists of:

−    a reporting in the second and third months of each quarter, including financial and operational indicators and identifying the main changes by business segment, country and business line;

−    a quarterly dashboard designed to provide the Chairman and Chief Executive Officer and the Executive Committee with key operational indicators for the Group as well as major events and alerts.

Business reviews at the Executive Committee level are organized by country under the authority of the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development. Their purpose is to steer the business. They bring together the Group Finance Department and the country CEO and finance function on a monthly basis. The Chief Executive Officer takes part in quarterly reviews. These reviews are based on formalized reporting. The collection of information for these reports is organized for each country in accordance with the Group’s reporting instructions.

Group-wide accounting standards and methods

For the preparation of projected and actual Consolidated Financial Statements, the Group has opted for the unification principle, which implies:

−    consistency of the reference framework, accounting methods and consolidation rules;

−    standardization of reporting formats;

−    and use of a common IT consolidation and reporting tool within the Group.

Within the Group Accounting Department, the Standards and Consolidation Department is responsible for defining and disseminating the Group’s accounting policies under IFRS. It also monitors changes in standards and formalizes the Group’s accounting policies under IFRS in a systematic and structured manner through the Group accounting manual, closing instructions and information or training meetings. In 2020, the Standards Department launched the QualIFRS project, in order to ensure that Orange’s main accounting positions are correctly updated under IFRS.

The system is supplemented by the establishment of standards liaison officers in the various countries and divisions. They form a network tasked with identifying accounting issues locally, disseminating the Group’s accounting policies among divisions, countries, entities, and accounting departments, and taking into account the training needs of employees responsible for the proper application of Group accounting policies.

2.2.2.2     Summary of internal control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act

Due to its listing on the New York Stock Exchange, Orange is subject to the provisions of the US Sarbanes-Oxley Act.

Pursuant to the provisions of Section 404 of this Act, the Chief Executive Officer and the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development are required to prepare a report in which they make a statement on the effectiveness of Internal Control procedures relating to the preparation of the Group’s financial statements in accordance with IFRS, as presented in the annual report (Form 20-F), which is filed with the US Securities and Exchange Commission (SEC). The Statutory Auditors conduct their own assessment of Internal Control. The management and Statutory Auditors’ reports are included in Form 20-F each year.

To better meet the requirements of Section 404 of the Act, Orange has implemented, under the guidance of the Group Internal Control Department, a permanent program to strengthen Internal Control culture across the entire Group.

By applying principles issued by the SEC, Orange focuses its Financial Internal Control system on areas of significant risk, making it both more relevant and more effective, and limiting the assessment work to controls covering those areas.

Regarding the reliability of financial information, Orange relies on the internationally recognized 2013 framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Orange organizes the five components of the COSO under two headings:

−    control environment (governance committees, overall policies and procedures);

−    and operational control (flows and processes).

The annual work program, which covers the control environment and operational control, comprises the following main actions, based on the risks identified:

−    identification of the scope: this concerns the Group’s governance committees, control environment areas and consolidated entities whose scope is aligned with the audit of the financial statements;

−    scoping: identification by entity of the relevant control environment domains and flows and information systems supporting those flows;

−    documentation of the Internal Control system implemented and assessment of its effectiveness.

The work relating to the assessment of Financial Internal Control takes into account the work undertaken by those responsible for the second line of control, such as risk management analyses, work on fraud (prevention, detection and investigation) as well as the work of the third line, i.e. internal audit.

The assessment for fiscal year 2022 did not reveal any major weakness. The Chief Executive Officer and the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development therefore concluded that the Internal Control system for the production of the financial statements was operationally effective.

In addition, the Statutory Auditors carry out an independent assessment of the Financial Internal Control system.

2.2.2.3     Insurance

The Orange group’s insurance policy is designed to secure the exposure of the Group’s assets and earnings to its main risks. Orange implements a strategy aimed at organizing the transfer of those risks to players whose solvency and management capacity (production and claims) must meet the Group’s security requirements and needs in an optimized protection/cost ratio.

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An insurance plan has accordingly been negotiated in the insurance and reinsurance market for risk financing, and the players involved in this plan (insurers and brokers) are periodically reassessed in calls for tenders.

This insurance plan reflects the nature of the Orange group’s risks and is adapted to the capacities offered by the markets to international companies of Orange’s size and in its area of business. The suitability of its policies in meeting the Group’s needs is confirmed by regular studies and benchmarking.

Negotiations conducted during the most recent policy renewals confirmed that the hard market is persisting and impacting the majority of business lines (property damage and business interruption losses, financial lines, third-party liability, etc.).

This year, the underwriting policies followed by the vast majority of insurance companies involve the application of significant rate increases related to inflation, among other things.

Negotiated coverage has been impacted by new exclusions related to the international context (Russia, Ukraine, Belarus) and the loss ratio trends for key accounts (natural events).

Despite this context and market trend, the Group was able to renew its main policies while preserving most of the capacity and coverage underwritten.

This policy has also made it possible to gradually expand the scope of insurance coverage to virtually all Group subsidiaries, activities and revenues, taking into account their specific regional or regulatory constraints.

In addition, the insurance policy in place includes a risk management strategy designed to identify potential vulnerabilities within the Group and to carry out preventive actions in line with changes in the Group’s activities, sites and environment. This strategy is reflected in the organization of regular visits to Orange’s main sites in France and internationally, in partnership with the Group’s insurers and brokers.

In the same vein, Orange’s insurance policy includes a contractual risk prevention part concerning agreements made with key customers, suppliers and other Group partners.

The transformation of the core business from telecom operator to multi-service operator has generated new risks, requiring it to constantly adapt financing in line with the nature of the business activities. The Group’s insurers and service providers are kept regularly informed of developments, and dedicated insurance policies are taken out where necessary.

The main insurance policies that make up the current plan are designed to protect against the following risks:

−    risks of property damage, and consequential financial losses;

−    third-party and customer civil liability risks incurred during the management of the company and the performance of its activities;

−    risks associated with the company’s vehicle fleets.

The risk of damage to the telephone poles and open-wire lines of the overhead fixed network remains self-insured. The resulting financial expense is monitored in conjunction with the Group’s experts as the traditional markets (insurance and reinsurance) no longer offer an appropriate risk transfer solution.

Specific policies are also negotiated and implemented, including:

−    assistance for employees on business trips or professional assignments, or expatriates;

−    work site insurance (real estate or construction projects);

−    new activities (financial activities, banking).

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2.2.3      Control framework for non-financial risks

2.2.3.1     The Group’s Social Responsibility

The Orange group’s Social Responsibility is managed by a dedicated team in charge of Corporate Social Responsibility (CSR), diversity and equal opportunity, and the Orange Foundation, under the authority of an Executive Director. CSR covers corporate, social and environmental issues. The Executive Director reports regularly to the Executive Committee, directly and through the work of the Ethics and Sustainable Performance Committee (ESPC - see Section 5.2.2.3. Executive Committee and Group governance committees), and to the Board of Directors through the work of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC - see Section 5.2.1.6. Committees of the Board of Directors). Furthermore, the Group’s non-financial risks and their control framework are reviewed by the Audit Committee.

Based on proposals by the Executive Committee, the Board of Directors sets the long-term strategic guidelines in corporate, social and environmental matters. The Executive Committee presents to the Board of Directors the ways in which the strategy will be applied along with an action plan and timelines for such actions, with specific attention to climate matters. It informs the Board on an annual basis of the results attained. The Executive Committee and the Board of Directors also review and approve the Statement of Non-Financial Performance, the Vigilance Plan and its implementation, as well as the Declaration on Modern Slavery and Human Trafficking.

The Group CSR Department collaborates with the Group Audit, Control and Risk Management Department (see Section 2.2.1 Group Audit, Control and Risk Management). In particular, it relies on the work on non-financial risks presented by other divisions to Orange’s Risk Committee and on the Group’s risk assessment and management methodology. It also uses the Group’s methodology for rolling out its risk management approach to the entities and takes part in the divisions’ Internal Control Reviews.

The Group CSR Department is organized into various cross-functional assignments (CSR reporting and performance, strategy roll-out) and areas of expertise (environment, corporate & social issues such as digital inclusion or respect for human rights and fundamental freedoms). The assignments within the Group are organized around three pillars:

−    developing and expressing a CSR ambition and demonstrating the value it generates;

−    establishing an operational model and governance to guide the environmental and social trajectories;

−    developing a CSR culture and skill sets in order to create lasting commitment across the Group.

The CSR Department reports on the Group’s performance within its scope of activity, specifically through non-financial reporting. It oversees the trajectories, objectives and financial implications associated with the CSR commitments through forecast exercises (budget and strategic plan) along with half-yearly CSR-themed reviews of the divisions in liaison with the Finance Department and the Strategy Department. It relies on a network of CSR managers within the entities, but also on the support function networks (finance, purchasing and logistics, innovation and strategy) and on those responsible for the implementation of the Vigilance Plan, who contribute to the operational roll-out of this process. The Sustainable Finance Department, reporting directly to the Group’s Finance Director, was created in early 2023 to strengthen this process.

Orange takes into account the principles of inclusion, materiality, responsiveness and generated impact defined by the AA1000 APS standard (2018), an international CSR benchmark focused on taking into account the expectations of stakeholders. The Group also takes into account the principles defined by the ISO 26000 standard on the social responsibility of organizations. It aligns its publications with TCFD recommendations (Taskforce on Climate-Related Financial Disclosures - see Section 4.2.4.1 Alignment with TCFD recommendations). Furthermore, the Group publishes its non-financial information in accordance with the Global Reporting Initiative (GRI) [1]. At the sector level, it also takes into account the Sustainability Accounting Standards Board (SASB) framework, the expectations of which are gradually being integrated into its publications, as well as the GSMA framework.

To ensure the reliability of the indicators and monitor the proper application of the Group’s action plans in the entities, for several years Orange has had an external audit of its CSR process and achievements carried out by one of its Statutory Auditors, in order to obtain a reasonable assurance report on a sample of CSR Information (see Section 4.8 Report by one of the Statutory Auditors).

2.2.3.2     Specific non-financial internal control procedures

The specific internal control procedures described below, together with the policies and measures implemented, help mitigate the risks identified by the Group in the Statement of Non-Financial Performance (SNFP) and the Vigilance Plan. They are presented below in relation to six issues: environment, corporate, social, respect for human rights and fundamental freedoms, and the supply chain.

These issues are the subject of a regular materiality analysis, in line with the risk factors presented in Section 2.1.4 Non-financial risks.

Orange uses the definition and criteria found in reporting based on the United Nations Guiding Principles (UNGP), implemented in February 2015 on matters related to human rights [2], in order to assess the impacts of its activities on stakeholders. It is an approach based on:

−    an assessment of the severity of risks in terms of their effects on people, independently of any policies or action plans implemented by Orange to mitigate their consequences;

−    the probability of their occurrence given the Group’s scope, independently of any policies or action plans implemented by Orange to mitigate their occurrence; and

−    Orange’s ability to propose a solution, i.e. to the impact that the policies or action plans developed by Orange may have.

Orange has selected six major UN Sustainable Development Goals (SDGs) for the Group, around which it has decided to structure its approach and the communication of its impacts. To that end, each of the SDGs selected (as well as the additional related SDGs) has been broken down by theme applicable to Orange, with associated means and impact indicators to monitor trends. This work was carried out in 2020 and 2021 by a steering committee comprising all of the Group’s major functional entities, as well as the operational entities, under the authority of the Corporate Social Responsibility Executive Director. It was presented to the Group Executive Committee and approved by the ESPC and the GCSERC.

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2.2.3.2.1      Environmental risk control

Orange takes a proactive approach to risk and impact management to help preserve the environment against a backdrop of strong growth in digital usage. Potential or actual damage to the environment that Orange may have caused was addressed in its 2022 Vigilance Plan. Exemplary environmental conduct is one of the cornerstones of its corporate responsibility. Orange has taken steps to develop a mitigation plan for all of its activities and covering scopes 1, 2 and 3, as well as a climate change adaptation plan aimed at strengthening the resilience of its infrastructure and of its organization. The framework for this work chosen by Orange is that of the Paris Agreement and the trajectories established by the IPCC (Intergovernmental Panel on Climate Change), and includes two scenarios depending on whether or not the average increase in temperature is limited to 1.5°C. Its mitigation plan is based on its greenhouse gas emission commitment, on the action plans implemented to achieve this commitment and on the internal governance put in place to ensure its proper execution. Its adaptation plan involves cross-functional work across the Group, under the responsibility of the Group’s environmental department and in conjunction with the strategy, finance and innovation departments and with the support of the firm Carbone 4.

2.2.3.2.1.1       Orange’s environmental commitment

Commitments with respect to greenhouse gas emissions

Orange is a signatory to the United Nations Global Compact aiming for an average global warming trajectory of 1.5°C compared to p-industrial levels and, in 2019, made the commitment as part of its Engage 2025 Strategic Plan to be Net Zero Carbon in the digital sector [3] by 2040. To be able to meet this commitment, the Group has set itself interim targets:

−    reducing CO2eq emissions in scopes 1 and 2 by 30% in 2025 compared with the 2015 level;

−    reducing CO2eq emissions in scope 3 by 14% in 2025 compared with the 2018 level;

−    reducing CO2eq emissions in all three scopes by 45% in 2030 compared with the 2020 level.

The 2025 targets have been approved by the Science Based Targets Initiative (SBTi). The 2030 and 2040 targets are currently under review by the same organization.

These targets were developed in line with the international methodology for the digital sector; the estimate of the impact of the Information and Communication Technologies sector on global climate is based on the work of the International Telecommunication Union (ITU), together with the SBTi, the GSMA, the GeSI and the International Energy Agency, with major contributions made by Orange. This work resulted in the publication of a document explaining the emission reduction paths to be followed by the sector in order to comply with scientific recommendations and confine the rise in temperatures to 1.5°C compared to the p-industrial era [4]. The Net Zero Initiative [5], in which the Orange group is also taking part, formalized a standard for Net Zero Carbon for businesses in February 2019.

In accordance with this framework, Orange’s approach to be Net Zero Carbon by 2040 relies:

−    as a priority, on the maximum possible reduction of greenhouse gas emissions - scopes 1, 2 and 3 [6]. As a priority, Orange is seeking to reduce its scopes 1 and 2 emissions and the scope 3 emissions over which it has a direct influence. The Group is taking action on the other part of scope 3 emissions with its stakeholders: its suppliers, via the ITU, the GSMA and the JAC (Joint Alliance for CSR), its customers and its employees;

−    on its contribution to carbon sequestration, for a quantity equivalent to the remaining carbon emissions in 2040 of scopes 1, 2 and 3 and not representing more than 10% of total emissions in the reference year. This can be done in particular through nature-based carbon sequestration projects (for example, in forests, mangroves or agroforestry).

Orange also intends to contribute to avoiding emissions outside its scope, for example by marketing products and services that reduce greenhouse gas emissions in other sectors. These avoided emissions are not taken into account in the data published by Orange. To assess the carbon impact of the use of its products and services in other sectors, the Group plans to use international standard ITU L. 1480, available since January 2023 and to which its teams have contributed.

Commitments with regard to the circular economy

Orange has also made the commitment to integrate circular economy principles into its organization and processes in order to limit the impact of its activities and those of its suppliers and customers on resources and raw materials.

This commitment is broken down into the following targets by 2025:

−    commit 100% of the range of Orange-brand electronic equipment (boxes, set-top boxes, etc.) to an eco-design approach that reduces the carbon footprint during their manufacture and distribution, as well as electricity consumption during their use; encourage our suppliers to eco-design the devices sold to our customers;

−    recover 30% of the mobile devices sold by Orange in Europe (including in France) and the equivalent in WEEE [7] volume of 20% of the mobile devices sold by Orange in Africa & Middle East; recover more than 90% of fixed devices (boxes, set-top boxes, etc.) distributed by Orange when customers terminate their subscriptions;

−    achieve 10% of the overall sales volume of mobile devices in Europe with refurbished devices;

−    offer an attractive repair service for mobile devices sold by Orange in each European country where Orange operates.

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In addition, for its own needs, Orange aims to use 10% of its ITN active equipment investment budget to purchase refurbished equipment, through its internal "marketplace" or by obtaining refurbished equipment catalogs from its suppliers. Orange is also committed to always taking into account criteria relating to its equipment’s carbon footprint throughout its life cycle and to the circular economy when selecting network and information system equipment.

Orange uses modeling to manage the impact of the circular economy on its Scope 3 emissions.

Climate change mitigation plans

Orange’s climate change mitigation plan is supported by the action plans to be Net Zero Carbon in the digital sector by 2040. It relies on numerous simultaneous approaches:

−    continued energy efficiency actions on the IT systems and networks. The Group relies in particular on the implementation of RAN energy efficiency functions (including advanced sleep modes for 5G antennas) and increased infrastructure and equipment sharing (RAN sharing). It is also pursuing eco-efficiency measures for Data centers (optimizing their number, fill rate and electricity consumption) and streamlining its equipment by decommissioning old technologies and rolling out more efficient technologies;

−    the development of new renewable electricity production capacities, with recourse to PPAs (Power Purchase Agreements: long-term renewable electricity supply contracts at a negotiated rate), the creation of new solar farms, using solar as an power source for its office and technical sites and expanding the ESCo (Energy Services Companies) programs, in particular for the use of solar power on technical sites and the limited use of generators;

−    a specific policy for its buildings and vehicle fleets. The aim is to reduce the consumption of the Group’s real estate assets by 20% by 2025 compared with 2015, by implementing a "360° management" system in all the main buildings. The objective is to measure in order to optimize and reduce energy consumption. Concerning mobility, Orange has defined an action plan that will enable the Group to reduce and electrify its vehicle fleets by 2025. In addition, Orange aims to maintain its status as Europe’s biggest corporate carsharing fleet;

−    an OSCAR (Orange Sustainable & Circular Ambition for Recertification) program, which focuses on extending the service life of technical equipment used by Orange, and its reuse and recovery within the Group. It is based on:

-     collaboration and requirements with regard to its equipment suppliers in order to measure and reduce their impact on natural resources and build an ecosystem favoring re-use in order to ensure the availability of refurbished equipment,

-     planned decommissioning for reuse within the Group and the coordination of the internal "market place" for refurbished equipment;

−    the development of the circular economy for customers’ equipment.

Climate change adaptation plans

The impacts of climate change have been classified according to three time horizons of impact, which are the short term (within 3 years), the medium term (between 3 and 10 years) and the long term (beyond 10 years), and five categories:

−    impacts on infrastructure, such as service interruptions or deteriorating quality of service. This category encompasses physical impacts and the most significant impacts for Orange;

−    economic and financial impacts, such as supply chain disruptions, rising energy costs, increased insurance premiums or reduced risk coverage. This category includes strong key short-term impacts;

−    strategic impacts causing uncertainty about the business model and Orange brand promises, such as service interruptions or supply disruptions;

−    regulatory impacts making it difficult to be in compliance, an increase in the number of obligations and potentially, as a result, in the number of claims for compensation;

−    the human and social impacts, such as increased geopolitical instability or difficulties in ensuring the health and safety of people.

The impacts of physical risks

Physical risks essentially affect network infrastructure, buildings and people directly. Orange has made it a priority to guarantee the health and safety of the people working for and with the Group. The asset protection measures and preventive actions to be implemented aim to avoid or control the destruction of technical infrastructures, stores and other buildings, or to guarantee their access and use on a permanent or temporary basis.

The Group has conducted a study on the physical risks related to its activities in a scenario of global warming of more than 3°C in 2100 compared to the p-industrial era. The study, initially carried out on the France scope, consisted of reviewing impacts recorded in the past according to climatic hazards and network components (Data centers, optical or subscriber connection nodes, cables, poles, antennae, etc.). Climate sensitivity thresholds were thus identified, focusing on the most likely risk hazards. These climate risk hazards were then projected according to two time horizons (2030 and 2050), based on data from Météo France. The study was subsequently extended to the other countries in which the Group operates, with the same projection of climate hazards to 2030 and based on data from five climate hazards used in the IPCC’s work (gradual increase in temperature, heat waves, droughts, rise in sea level, heavy rains and floods).

The impacts of transition risks

Transition-related risks are similarly significant and require the implementation of adaptation measures. This is the case, for example, for securing supplies (network equipment, devices, poles, and other goods and services including energy) with an adapted responsible purchasing policy (see Section 2.2.3.2.6.2 Relationships with suppliers and subcontractors) and for the development of transport and delivery circuits. It also requires rethinking the balance between preventive and curative maintenance, as well as the energy mix of carbon-based sources and renewable sources. In addition, Orange is facing changes in the insurance market, with a decrease in coverage capacity.

These various elements lead, among other things, to extending the time horizon of the strategic forecast.

Financial qualification of physical risks

In 2022, the Group carried out an initial financial estimate of the physical risks linked to climate change, using the 2050 horizon and a global warming scenario updated by the IPCC taking into account the physical risks with global warming above 4°C in 2100 compared to the p-industrial era, and economic risks (SSP5-8.5 scenario). Orange’s countries of operation have been classified according to their level of exposure, with a focus on strategic countries (representing more than 1% of Group revenues). The analysis was limited to the study of infrastructure controlled by Orange and therefore did not include its direct or indirect dependencies (suppliers, energy networks, etc.). This estimate was thus refocused on the most "sensitive" assets, those affecting a large number of customers, namely Data centers and submarine cable landings, and on three types of hazards: droughts leading to the shrinkage and swelling of clay soils, which can impact Data centers by causing soil destabilization, cracks and even the collapse of buildings, thus causing service interruptions for many customers and data loss; flooding of Data centers due to overflowing waterways and run-off from heavy rainfall, which can also cause service disruption for many customers and data loss; and coastal flooding, which can inundate Data centers and submarine cable landing points. In this sense, the most exposed Data centers have been identified in five countries, and the impact of their reconstruction has been estimated at more than 100 million euros. For facility flooding due to a rise in the sea level, there is not enough data available to establish that Data centers and landing points are at risk.

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Orange’s approach is to further develop the work carried out on case studies, using a climate risk management tool.

Physical risk management

Orange has a Business Continuity Management (BCM) policy that aims to protect all the organization’s activities. It builds the solutions to continue the most critical activities or resume them after an interruption caused in particular by climate change; it is operationally based on a business continuity management system, which is periodically reviewed and approved by each entity’s General Management.

The BCM policy of the Orange group applies the ISO/IEC 22301 standard on security and resilience, and supplements it with the Group’s own principles. Its governance at the level of the Orange group is delegated to the Group Security Department (SECD). It covers the following areas: health, safety and security of people, security of tangible and intangible assets, information security and environmental security. Orange has designed its continuity plan in line with the GSMA [8] recommendations, which list the risks that operators must take into account and the key elements to consider when preparing their disaster response. The guide highlights the best industry practices to prepare for sudden natural disasters and is enhanced with case studies.

The Group also relies on ITU standard L. 1506, which describes the framework of climate change risk assessment for telecommunication and electrical facilities. It includes a risk assessment methodology and considerations for applying this methodology.

Services offered by Orange to face extreme weather events

Orange, an essential infrastructure provider, also contributes to the implementation of prevention solutions and emergency services to enable authorities to face extreme weather events. Orange relies on recommendations L. 1500 [9], L. 1501 [10], L. 1503 [11], drafted by the ITU and to which the Group has contributed.

In relation to this, Orange has implemented, in the European countries where the Group is present, a real-time alert system for populations located in an area facing an emergency, to allow the authorities to send out their notices. The objective is to be able to send notifications by radio waves (4G "cell broadcast" technology) to the phones of people located in the immediate vicinity of a natural disaster, a major accident or a dangerous situation. The FR-Alert system has been in place since June 2022 throughout the entire Orange France metropolitan network and in part of the overseas networks (Réunion, Mayotte and the Caribbean). The BE-Alert system to which Orange Belgium contributes has been available to all Belgian authorities since 2017. The other European countries in which the Group is present, which used to use a national or local SMS alert system, will gradually migrate to this technology which offers greater resilience.

2.2.3.2.1.2       Environmental monitoring framework

Orange’s Board of Directors oversees the risks and opportunities related to the environment (particularly climate change) through the work of the GCSERC. The Executive Committee, and more specifically the Social Responsibility and Technologies and Innovation Executive Directors, design and submit to it the Group’s ambitions and related action plans. It is regularly updated on the issues at stake for the Group and it draws on the work of the Environmental Strategic Committee and of the ESPC. (see below).

The Group’s entity-specific environmental objectives are described in a commitment letter signed by the Social Responsibility Executive Director and by the Executive Director of the division. They are an integral part of the budgetary processes and the strategic plan (see Section 2.2.2.1 Specific Internal Control procedures pertaining to the preparation and processing of accounting and financial information) and are monitored by the Group Executive Committee under the control of the Audit Committee, the GCSERC and the Board of Directors. The Group Investment Committee assesses the environmental impact of the main projects presented (real estate projects or projects related to IT and the network) and approves the investments planned under the carbon sink program.

The monitoring of Orange’s environmental actions is the responsibility of the environment department within the Group CSR Department and is based on the work of various committees:

The Environmental Strategy Committee, established in 2022, is co-chaired by the Executive Director of the Orange Innovation division and the Executive Director of the Social Responsibility division. It meets quarterly to define the environmental strategy based on four themes: the CO2 footprint of Scopes 1, 2 and 3; carbon sinks; the Group’s service offers allowing its customers to reduce their environmental footprint; and biodiversity and resource conservation. It reviews the progress of environmental programs and prioritizes and allocates resources among the various programs contributing to climate change mitigation and adaptation plans. It includes members from the Orange Innovation, Group CSR and Purchasing Departments, and from the contributing entities.

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Energy efficiency action plans were coordinated in 2021 by business unit, under the direct guidance of the VP Energy Group (or the regional delegate for OMEA, who has access to an in-country network of Chief Climate Officers) to strengthen the Group’s existing governance in terms of energy management and ensure the control, dissemination and monitoring of programs through the Group. In this way, it increases the possibility of achieving the Group’s objectives to control energy costs and reduce CO2 emissions.

The Monitoring Committee for alignment with the TCFD recommendations was established to address the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) published on June 29, 2017. It is guided by the Group CSR Department and supported by the Carbone 4 firm. Its objectives include an in-depth analysis of the risks related to climate change and the environmental transition, the financial valuation of their impacts and identifying projects that need to be implemented so as to better respond to the TCFD recommendations. It proposes a climate change adaptation plan.

A cross-reference table describing Orange’s responses to the TCFD recommendations is available in Section 4.2.4.1 Alignment with TCFD recommendations.

Roll-out within the Group and raising awareness

The Group CSR Department relies on and holds regular discussions with a network of national and business line contacts in the environmental field, comprising around 90 people; internal communication regularly raises awareness among all Group employees at key events such as the United Nations Climate Change Conference and environment days. Awareness-raising and discussion initiatives enable each employee to factor responsible objectives into their day-to-day activities. Dedicated training programs are regularly rolled out (see Section 4.1.5 Understanding of the Group’s CSR challenges and commitments by all employees).

All Orange SA employees have their collective compensation partly indexed to the CO2 emissions reduction indicator, thus giving visibility to this commitment (see Section 4.3.4 Compensation); similarly, Orange France Technical and Information System Department (TISD) employees have part of their annual variable compensation indexed to the CO2 emissions of scopes 1 & 2 specific to their activities. For Group employees who are executives, Orange’s Long Term Incentive Plan (LTIP) has included, since the 2020-2022 period, an environmental criterion to reduce the Group’s CO2 emissions (see Note 6.3 Share-based compensation to the Consolidated Financial Statements and Section 4.3.4 Compensation).

Environmental Management System

To achieve the objectives of reducing environmental risks and impacts, the Group is progressively rolling out Environmental Management Systems (EMS) in accordance with ISO 14001 in its main host countries. This internationally recognized standard describes how companies should organize themselves to manage the environmental impact of their activities. The standard’s 2015 version includes new requirements, which the Group is gradually integrating, notably through stakeholder dialog and by taking into account the impact of its activities throughout the complete life cycle of products.

2.2.3.2.1.3       Environmental compliance risk management

Facilities classified for environmental protection

The Orange group uses certain facilities, products and substances that may present environmental risks (even minor), some of which are subject to specific regulations. This is the case, for example, of fuel tanks, generators or cooling towers. In France, facilities classified for environmental protection (FCEP) are thus subject to enhanced monitoring through periodic regulatory inspections, as well as preventive and curative maintenance programs set up by the Group to supplement this regulatory oversight. The roll-out of the Environmental Management System and ISO 14001 certification audits also make it possible to ensure compliance with regulations and related controls.

Hazardous substances

Some facilities use regulated products or substances. These include chlorofluorocarbons (commonly known as CFCs) or other refrigerants (more specifically HCFCs or HFCs) contained in air conditioning systems.

Orange requires its suppliers to comply with the European REACH (Registration, Evaluation and Authorisation of Chemicals) regulation, and implements the necessary means to inform its customers about the presence of hazardous substances.

Orange contractually requires its suppliers to apply the European RoHS II directive to all products subject to it, including outside Europe, thus meeting specific producers’ or distributors’ obligations to limit the use of certain hazardous substances in electrical and electronic equipment.

Provisions for environmental risk

In accordance with its relevant accounting policies, Orange does not recognize provisions for the asset impairment losses that the company may incur as a result of adverse weather conditions, insofar as potential losses resulting from weather events depend on the occurrence of uncertain future events that are beyond the company’s control.

Furthermore, the Orange group believes that its activities as a telecommunication operator do not pose any serious direct risks to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water or air) or biodiversity, and in most cases do not involve any lethal risks. For this reason, no provision for environmental risk is made in the Group’s financial statements.

However, a provision is recognized to cover the Group’s obligation to dismantle installed technical equipment and to restore the technical sites it occupies (see Section 3.3 Notes to the Consolidated Financial Statements, Note 8.7 Dismantling provisions).

2.2.3.2.2      Framework for controlling risks to the company’s human capital

It aims to:

−    prevent Orange from encountering difficulties in obtaining and retaining the skills needed for its activities;

−    prevent risks of harm to human health and personal safety in a context of the Group’s profound transformation and adaptation;

−    preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain.

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The transformation of Orange’s business model, driven by its ambitions in terms of the quality of service to be provided to its customers, the use of data and artificial intelligence, and the environmental and social transformation, have an impact on the Group’s human capital.

2.2.3.2.2.1       Continuously maintain the skills needed for its activities

Governance

The Employment and Skills Committee, which reports to the Chief Executive Officer, is chaired by the Executive Director of Human Resources and Group Transformation. It is made up of members of the Executive Committee or, by delegation, their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines employment forecasts and trends in the Group’s sectors, divisions and countries. It also looks at all plans for external recruitment in France, and issues recommendations on each candidate. It meets several times a year.

Employment and Professional Development Management

The Orange group’s employment/skills policy is based on Strategic Workforce Planning (SWP) exercises, which are the HR component of the Group’s strategic plan, supplemented in France by Employment and Professional Development Management (EPDM, formerly Employment & Skills Planning (ESP)) exercises over a multi-year period of 3 years. These proactive, forward-looking initiatives are conducted periodically by the entities, based on varying timeframes and degrees of granularity, in response to the constraints of the environment and the strategic choices of the company. This policy makes it possible to offer a national, local and Group vision by employment area, both in order to implement appropriate action plans and to offer visibility to each Group employee.

The identification of skills is based on two frameworks common to the entire Group: a business framework that has been implemented in the Group’s management tools since the start of 2020, and a skills framework that is currently being finalized; the strategic skills areas have already been identified. They include, among other things, key expertise (AI data, cybersecurity, development, virtualization, Cloud), and "skills for all" (listening & acting, communicating with impact, working together, entrepreneurship, using and securing data).

The identification of needs is based on the analysis, using current and foreseeable resources, of development scenarios that enable the company to have the skills it needs at the right time in order to achieve its strategic ambitions; this analysis anticipates the major socio-demographic, technical, regulatory and organizational changes related to the digitization of activities and their impact on jobs and skills; Orange thus identifies the appropriate action plans: recruitment, internal mobility, skills development or necessary retraining, and work organization.

The 2022-2024 fiscal year is set in a constrained economic context combining the loss of income from the Group’s historical activities, the increase in operating costs in an inflationary context, and the continued need for investment in our fixed, mobile and Internet networks. It shows the need to continue and accelerate the decrease in the number of employees in France, in order to facilitate the renewal of skills dedicated to strengthening activities serving B2C and B2B clients, as well as to the development of strategic areas. At the same time, Orange must strengthen skills, on the one hand, to virtualize the networks and, on the other hand, to make CSR ambitions operational in all business lines and activities.

Recruitment and internal mobility plans

An intergenerational agreement covering the 2022-2024 period, resulting from social dialog in France, provides a defined framework for end-of-career support and skills renewal. It proposes measures to promote the integration of young people and the transmission of knowledge. It anticipates end-of-career departures in the Group in France and thus makes it possible to continue to recruit externally, to welcome a large number of young people through work-study programs and to promote access to the professions of tomorrow; it provides for the recruitment of 8,000 employees on permanent contracts, with a particular focus on those under 30; it offers a mid-career break from work known as a "breathing space" and an attractive support package for employees who wish to retire early or rethink the last part of their careers; it also seeks to rebalance the workforce in the central and support functions and in the operational and production functions.

Professional development can take several forms throughout an employee’s career, depending on their wishes. It can consist of job enrichment or a career change within or outside their field, a change of geographical setting, a broadening of their activities through participation in a project or an assignment, and can be accompanied by a promotion.

In certain activities, particularly in the areas of fiber network construction, copper network maintenance and Orange customer service, outsourcing provides the necessary resources.

Skills development and professional retraining program

Orange has quantified its needs for skills development in key areas and has allocated more than 1.5 billion euros to a training program open to all employees worldwide between 2020 and 2025. In particular, 20,000 employees are trained in network virtualization, artificial intelligence, data, Cloud Computing, code and cybersecurity.

Since 2020, the continuous learning approach has been based on an Individual Development Plan for each employee, which defines formal objectives and stages of skills development tailored to the employee’s specific situation and challenges (recruitment, onboarding, development of skills in the job, professional development, etc.). The proposed training offer can be accessed through the Group’s "Orange Learning" learner’s portal, which includes a portal dedicated to professional retraining, to identify training courses that offer bridges to other business areas.

Orange Campus and the Group’s business line schools also offer training programs in new technological expertise (AI-Data, Cybersecurity, Virtualization, Cloud, 5G, etc.) in three different scopes:

−    acculturation programs to allow all employees to learn about these new technologies, in order to understand the associated challenges and potential benefits;

−    skills development courses to strengthen the level of expertise of specialists in each of these key areas (upskilling) or to develop these skills through use cases specific to each business line;

−    professional retraining for individuals wishing to access these areas of expertise and to encourage internal mobility (reskilling).

To guide and support the Group’s transformations, Orange Campus also offers training courses that allows everyone to develop their ability to cooperate in a simple and responsible manner, and to integrate into their line of work the tools (e.g. Orange Collaborative), attitudes and practices (e.g. agile methods) necessary to develop their individual and collective efficiency. An offer specifically dedicated to Group managers allowing them to support their employees supplements this program.

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Lastly, Orange integrates social and environmental issues into the core of its skills development program by offering training programs aimed at raising awareness among all employees, integrating CSR skills into business approaches (marketing, finance, networks, etc.), and to ensure the development of expert skills in the environmental field. (see Section 4.1.5 Understanding of the Group’s CSR challenges and commitments by all employees).

In France, there are three preferred levers for the acquisition of new skills:

−    internal mobility, the priority nature of which was reaffirmed by the creation of a mobility/fluidity program in September 2020. This program aims to simplify the process, open up possibilities and boost fluidity within the Group in France by empowering employees in their own mobility;

−    skill development, which is based on identifying all of the employee’s professional experiences, beyond training alone; Orange has chosen to offer certification courses with more than 500 recognized certificates. New certifications may be created in partnership with external certifying organizations. They mainly include National Education diplomas and certifications on the list of the French national register of vocational certifications (Registre National des Certifications Professionnelles - RNCP), in areas prioritized by the Group;

−    external recruitment to meet needs in the key areas of expertise identified by the Group.

2.2.3.2.2.2       Prevent risks of harm to human health and personal safety in a context of the Group’s profound transformation and adaptation

The Group’s occupational health and safety policy is integrated into the strategic plan and is the subject of a labor agreement. It applies to the entire Group with clearly identified means. It is based on an occupational health and safety management system (OHSMS) rolled-out by the entities. It relies in particular on an annual survey, the "employee survey," conducted among all Group employees.

Group occupational health and safety policy

Orange’s commitment to occupational health and safety is addressed at the highest level by its Chief Executive Officer. It is regularly reaffirmed in a Group Quality of Life at Work (QLW) policy letter, an area defined by all the actions taken that allow everyone to achieve fulfillment in their work, in their teams and within the company. The policy is based on the Worldwide health and safety agreement signed in November 2014, the French Law with extraterritorial application of March 27, 2017 on the Duty of Vigilance (see Section 4.7 Duty of vigilance) and the laws and regulations in force in each country.

The QLW policy letter of March 31, 2021, in effect for the 2021-2024 period, sets guidelines consistent with the Group Engage 2025 Strategic Plan in order to ensure the safety of employees, protect their health and improve quality of life at work. It entails:

−    learning from the health crisis and incorporating the challenges linked to new ways of working, especially with the development of teleworking;

−    focusing more on the development of primary prevention through better anticipation of individual and collective risk factors;

−    continuing to adapt the Group in a responsible manner, with assessments of the human impact of work performed upstream of transformation projects;

−    enhancing the Orange contractual policy by relying on constant social dialog.

Since September 2021, new Quality of life at work policy governance has been in place within the Group; it was rolled out in 2022 with the aim of ensuring that central and local roles and responsibilities are complementary.

The QLW Department, which reports to the Group People & Transformation Department, is thus responsible for defining and driving the QLW policy around five levers: occupational health and risk prevention, management, work environment, work analysis and personal well-being.

This department facilitates the understanding and operational roll-out of this policy by the Divisions. It monitors their implementation, taking advantage of feedback to adjust policy guidelines as needed. It coordinates the QLW community and the business networks via the national business coordinators who report to it (Occupational Health Prevention Service, Prevention Department, Occupational Social Service, Work Environment, support providers, etc.).

The implementation of the QLW policy, adapted to local specificities as well as to business lines or activities, is the responsibility of the Group’s Divisions, and in particular their HR Directors, their entities as well as their subsidiaries and subcontractors, in compliance with Group policy and laws and regulations, for which each operational director is responsible. A QLW operational director reporting to the divisional HR Director ensures the consistent roll-out of the QLW policy and the implementation of operational and cross-functional coordination between QLW areas.

The policy is part of a social dialog within the legal or employee-representative bodies in France and in each international subsidiary, in the form of agreements signed with social partners. The Worldwide Works Council and the European Works Council are also forums for social dialog on occupational health and safety within the Group. Orange is present through the Group Labor Relations Department and the Group Quality of Life at Work Department in the Sectoral Social Dialogue Committee of the European Commission’s telecommunication branch.

In France, a number of agreements promote the roll-out of the Group’s quality of life at work policy and the active prevention of risks to employee health and safety:

−    the agreement on teleworking, amended in 2017, makes teleworking part of an overall financial, employee-related and environmental approach, with expected benefits in terms of well-being at work and savings in commute time;

−    the agreement on the assessment and adaptation of workloads (2016) sets out a methodological framework and common benchmarks, providing a practical understanding of workload issues in relation to changes in the workforce and skills;

−    the agreement on the assessment and prevention of psychosocial risks (2010) notably endorsed the creation of a National Stress Prevention Committee (Comité National Prévention du Stress);

−    the agreement on gender equality in the workplace and work-life balance (2021) offers a framework to facilitate the optimum balance between work and private life for each employee, while allowing them to get through major life events;

−    the agreement for the employment and integration of people with disabilities and the fight against discrimination (2021).

People involved in prevention

In France, the QLW community is made up of nearly 600 dedicated employees, working in the various areas of expertise of Quality of Life at work and taking action for prevention, aiming in particular to anticipate risks (primary prevention) both at the individual and collective level. They act in support of and alongside HR and managers, and some are in direct contact with employees depending on their assignments. Thus, the network of more than 200 prevention specialists provides expertise and advice to management and managers, in terms of improving working conditions and preventing occupational risks, including psychosocial risks. They monitor and analyze the legal requirements and compliance with them, and support the roll-out of the Group’s internal rules on occupational health and safety. They help support transformation projects, in particular through human work impact studies.

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The Occupational Health Prevention Service also comprises more than 175 members, including nearly 70 physicians from across France. The occupational physician advises the company, the employees and their representatives on occupational health and safety matters. In complete independence and in compliance with medical confidentiality, the physicians or, under their authority, the nurses provide medical care to employees, inform the company on the impacts of reorganizations, analyze working conditions and prevent risks. Upon request, occupational physicians and psychologists analyze and support teams in difficulty. They are also given additional public health assignments, particularly in 2022 with the implementation of the Health Act.

Other players such as social workers also contribute to prevention through their actions, in particular through their individual monitoring. The work environment managers do this at the collective level by coordinating the responsible support approach for transformation projects, to which the QLW experts contribute in a multidisciplinary manner.

Internationally, the health and safety officers or similar roles, where they exist, provide methodological support to the teams and offer advice and local expertise on occupational risk prevention matters.

The organization of occupational health services depends on the legislation in each country.

Quality of life at work mechanisms and tools

At the individual level, the normal operation in 2022 of the recently created Observatory of Risky Situations illustrates Orange’s commitment to the prevention of sensitive individual situations in France. Bringing together the key players concerned, including representatives of Orange’s divisions, it allows them to take a step back and analyze individual situations, assess emerging trends in order to strengthen primary prevention, and draw collective lessons from this analysis; in particular, it allows for the adaptation of mechanisms such as the hotline and the whistleblowing system, guaranteeing the anonymity of the whistleblower (see Section 2.2.3.2.3.1 Business practice ethics policy).

At the collective level, 2022 saw the roll-out of the responsible support approach for transformation projects. This approach establishes benchmarks and a common methodology to support transformation projects responsibly within the entities. It is a highly operational approach that meets actual needs: it explains the QLW guidelines on the matter, re-specifies the roles and links between key players, optimizes synergies and capitalizes on existing skills.

In addition, to relay and embody the QLW issues and roll out the associated actions as directly as possible to employees, special attention has been given to managers through targeted support. Actions to raise the awareness of managers and HR on QLW have been reinforced with new training modules on QLW, the management of sensitive situations and harassment. In the field of teleworking, for which Orange received the WIWO teleworking Label in France from the Minister of Labor in December 2021, educational tools have been offered: the HR Teleworking Book, for HR in support of managers, as well as the 12-Step Teleworking Pathway.

An occupational health and safety management system (OHSMS) has been rolled out in the Group’s entities, at the choice of each entity, according to the ISO 45001 standard or in accordance with one of Orange’s Internal Guidelines which are a variation of the international standard. The ISO 45001 certification process is left to the discretion of the entities. The system is managed by the Prevention Department, which has reported to the Group Quality of Life at Work Department since 2021. In particular, compliance with the requirements is verified through a program of biennial audits carried out by auditors. A further development of this system is in the works and is intended to highlight the continuous improvement of the Group’s organization at all levels. This project, which is expected to extend over 2022-2023, aims to emphasize the harmonization of practices and to better cover the cross-functional activities for better central and local operations in relation to occupational health and safety matters.

Lastly, hotline systems are a key element of Quality of Life within Orange, as illustrated by two such systems of relevance in 2022:

−    in France, the National Stress Prevention Committee (Comité National Prévention du Stress - CNPS) periodically performs an assessment of psychosocial risks (PSR) as part of the three-year "Work Conditions and Stress" survey, as required by the agreement on the evaluation and prevention of PSR in the workplace of May 6, 2010. The findings of this survey, based on employees’ perceptions, are used to establish an action plan at all levels of the company (national, business line, entity). The latest survey, sent to all employees on October 11, 2021, was used to assess the impacts of the health crisis and the new work organizations on all Orange employees in France. The associated action plan was defined in the context of the CNPS and shared with the employee-representative bodies of the establishments in early 2022;

−    at the Group level, Orange conducts an employee survey (the "Employee Survey") on an annual basis, thus giving everyone the opportunity to express their views on their experience working at Orange and their understanding of the Group’s challenges and its transformation. This system was designed to enable each Group entity to better understand the expectations of its employees. The latest findings of the survey conducted in October 2022, in combination with the lessons learned from the work conditions and stress survey in France, are being used to consolidate the actions taken to prevent and combat discrimination.

2.2.3.2.2.3       Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain

Orange has a structured framework for ensuring respect for human rights in the workplace and its sphere of influence, whether in terms of freedom of association, health/safety, the fight against discrimination, elimination of forced labor or the abolition of child labor.

The Orange group condemns and prohibits the use of all forms of forced or compulsory labor in accordance with ILO Conventions 29 and 105 on forced labor. The prohibition, as provided for by ILO Conventions 138 and 182 on the minimum age for entry into work, of employing children under the age at which mandatory schooling ceases in the country concerned or, in any event, under 15 years of age.

As a matter of principle, the Orange group does not discriminate in any way in matters of employment relations. In particular, it hires men and women according to their skills and treats everyone with dignity, in a non-discriminatory manner and with respect for their age, social origin, family situation, gender, sexual orientation, disability, political, trade union and religious opinions, and their belonging or not belonging, whether real or assumed, to an ethnic group or nation in accordance with ILO Convention 111 and Principle 6 of the United Nations Global Compact. This theme was subsequently developed in the global agreement signed in 2019 on equality in the workplace within the Orange group, which reaffirms its commitment to the fight against discrimination and specifies its means of action in this regard (awareness-raising, training, reporting systems, processing of reports).

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In terms of health, safety and working conditions, the Orange group constantly strives to ensure the health and working conditions of its employees, and ensures the medical care of its employees in compliance with local legislation. The commitment made under this 2006 agreement [12] to implement a managed health care policy in all Orange group entities was complemented by the negotiation and signature of a separate global agreement in 2014 focusing specifically on the health and safety of Orange group employees.In matters of social dialog and relations with union organizations, Orange recognizes its employees’ right to freedom of association, representation and membership in a trade union, in accordance with the principles set out in ILO Convention 87 (1948) on Freedom of Association and Protection of the Right to Organize. Employees are free to become members of a trade union of their choice or to choose not to do so.

Protection of the freedom of association

The Orange group is committed to freedom of association and the exercise of trade union rights in all the countries where it is present. In addition to the employee-representative institutions present throughout the Group (see below), the Group has encouraged the creation of the Orange UNI global union Alliance, which brings together all the representative unions in the different countries where the Group operates and which are a member of the international trade union federation UNI global union.

Orange maintains an active dialog with the Alliance on topics of general interest for Group employees through two institutionalized annual meetings, as well as ad hoc meetings on projects concerning more restricted scopes.

This extensive dialog led to the conclusion of three global agreements in 2006 (global agreement on fundamental social rights of 2006), in 2014 (global agreement on health and safety in the Orange group) and in 2019 (global agreement on gender equality in the workplace), the content of which is detailed below.

The roll-out of these agreements is largely based on the establishment of a structured local social dialog within specific committees established by the agreements themselves. The agreements thus set ambitions and trajectories that are rolled out at the local level.

This is the case of the agreement on health and safety in the Group, which provides for the establishment of health and safety committees between the management of the subsidiaries and the trade unions, which have to play an active role in the identification of risks and the definition of action plans. This is also the case of the agreement on gender equality in the workplace within the Group, which establishes special committees that bring together management and trade union representatives. These special committees are intended to be instrumental in the local implementation of the agreement.

The protection of freedom of association is also ensured when the scope of the Group is expanded. In this sense, on the occasion of the integration of Liberia and Sierra Leone, in 2020 the UNI Orange Alliance trained employees of these companies in social dialog (knowledge of global agreements, collective bargaining).

In addition, it should be noted that the Hello Ethics reporting system (see Section 2.2.3.2.3.1 Business practice ethics policy) has been rolled out since June 2021. This system allows serious violations of human rights and fundamental freedoms to be reported, even those committed by suppliers and subcontractors.

Employee-representative bodies for the entire scope of the Group

The Orange group promotes an active, structured social dialog involving its employees, trade unions and employee-representative associations. With a view to increased transparency and consultation, Orange has set up employee-representative bodies for all scopes. Each of these bodies has its own prerogatives to strengthen social dialog.

The Worldwide Works Council is a forum for social dialog created by an agreement signed in June 2010. It enables all Group employees worldwide to be represented, and to exchange information with employee representatives on transnational economic, financial and employee-related issues. It is responsible for promoting the communication of Group issues to employee representatives and strengthening the Group’s social dialog at the global level, and is in line with the Corporate Social Responsibility (CSR) development strategy.

The Council does not replace existing national representation bodies or the European Works Council. It supplements the agreement signed in 2006 with the UNI global union on respect for fundamental rights. It meets at least once a year at the initiative of its Chair, who is the Group’s Chief Executive Officer or her representative, and whenever exceptional circumstances so require, with the agreement of management.

The European Works Council is a European-level forum for social dialog on economic, financial and employee-related issues. It was created by an agreement signed on April 14, 2004. It is responsible for developing social dialog within the European scope (expanded to include Norway and Switzerland) and for creating a forum for discussion and dialog on broad economic, financial and employee-related matters at an overall European level that go beyond the borders of any single country (industrial and innovation strategy, major investment policies, employment, etc.). It complements the national social dialog bodies, without aiming to replace or supervise them.

The European Works Council meets at least three times a year, and whenever exceptional circumstances so require. Its members receive regular information on the life of the Group, and conference calls are organized whenever warranted by events.

Other national social dialog bodies complement this arrangement, such as the France Works Council, which is responsible for ensuring communication and dialog with the employee representatives from the Group’s various entities in France. It meets at least four times a year. It receives information on the Group’s activity, financial position, structure and any changes in employment.

Beyond these committees, there are various national social dialog bodies that allow employee representatives to be heard. In regions where representative bodies are not legally required, the Group promotes the creation of employee forums in order to establish formalized dialog.

Main agreements of the Orange group

Global agreement on fundamental rights

Signed in December 2006, this first global agreement defines the Orange group’s commitments in terms of respect for fundamental human rights (social dialog and relations with trade unions, fight against all forms of compulsory and forced labor, prohibition of child labor, non-discrimination, monitoring health, safety and working conditions). The agreement also includes provisions related to employment policy, encouraging international mobility, training, preparedness and social support for restructuring. It includes a dispute resolution clause that allows UNI or the UNI global union to contact Orange group management in order to initiate dialog if they become aware of non-compliance with the agreement. This first agreement served as the basis for the negotiation of the two subsequent agreements on health and safety and equality in the workplace.

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The Orange group’s global health and safety agreement

Signed in November 2014, the global health and safety agreement lays down a common framework for action for the Group in terms of occupational health and safety, quality of life at work and health protection in general.

Based on a participatory approach involving all stakeholders, including social dialog in the field of occupational health and safety, it also requires particular vigilance with regard to the occupational health and safety policy specific to Orange’s partners and subcontractors that preceded the law on the duty of vigilance and the ISO 45001 international standard dated 2018.

It requires the roll-out of an occupational health and safety management system (OHSMS) complying with an international standard within each Group entity (see Section 2.2.3.2.2.2 Prevent risks of harm to human health and personal safety in a context of the Group’s profound transformation and adaptation).

The agreement also promotes any initiatives to participate in health protection programs adapted to local contexts and practices. In particular, it ensures that employees are not discriminated against in terms of health, with a particular focus on those whose health makes them vulnerable.

It has led to the adoption of health care coverage by the company within its entities present in Africa. In the same spirit, an annual collaboration with the World Health Organization allows the Orange group to be an e-health operational player alongside local bodies in a number of African countries.

The quantitative and qualitative criteria mentioned in the agreement are used to monitor compliance with the terms of the agreement and internal and external audits are performed by the Audit Department and by several structures respectively (independent auditors for the quality of health and safety reporting, positivity index for the ISO 45001-certified OHSMS rate).

The analysis of these indicators and the development of action plans are supported, monitored and promoted by the Group Quality of Life at Work Department, and are presented annually to the Worldwide Works Council and the UNI global union, among other bodies. Among other things, these indicators cover accidents (workplace and commuting accidents), sick leave, the existence of an entity-specific health and safety policy letter, the implementation of an OHSMS (and related training initiatives together with audit dates) and public health campaigns aimed at the Orange population and/or the general population. Accident data is monitored within the Group and among subcontractors.

Global agreement on gender equality in the workplace

Signed on July 17, 2019 with the UNI global union, this global agreement defines a common framework for action on gender equality in the workplace, work-life balance, and the fight against discrimination and violence. It applies to all Group subsidiaries and entities worldwide and includes a section that extends this approach to suppliers and subcontractors. The implementation of this agreement is based on a participatory approach involving all stakeholders and including structured social dialog, with in particular the establishment of dedicated local committees.

The quantitative and qualitative criteria mentioned in the agreement are used to monitor compliance with its application, and external audits are performed as part of the GEEIS (Gender Equality European & International Standard) certification process. The analysis of indicators and the development of action plans are supported, monitored and promoted by the Group Diversity and Inclusion Department, and are presented to the UNI global union once or twice a year as well as to the Worldwide Works Council, among other bodies. The indicators mainly concern gender equality in technical and digital occupations as well as in positions of responsibility, equal pay, recruitment, training, flexible working hours and teleworking.

Elimination of forced labor and abolition of child labor

Prior to the signing of the global agreement on fundamental social rights in 2006, Orange was one of the first companies to sign the United Nations Global Compact in 2000. It has been renewing its signature every year, thus affirming its commitment to respect and promote fundamental human rights in its activities and in its sphere of influence, and in particular Principles 4 and 5 aimed at the elimination of forced labor and the abolition of child labor.

The Orange group has implemented a tool for reporting any violation of social rights (Hello Ethics) by its employees and those in its supply chain.

In terms of purchasing, for several years now Orange has implemented a responsible purchasing policy aimed at incorporating CSR principles into its relations with suppliers. See Section 2.2.3.2.6 Management framework for partners, suppliers and subcontractors.

2.2.3.2.2.4       Combating all forms of discrimination

The Group Diversity & Inclusion policy contributes to the achievement of Sustainable Development Goals 10, 16 and 17, due to the Group’s activity and its economic and social role. It aims to make the company an ever more inclusive place, giving everyone the opportunity to grow and participate in value creation for the community.

This policy was updated and enhanced in June 2021. It is based on:

−    a cross-cutting approach, which consists of fighting against all forms of discrimination and promoting the inclusion of all employees, on the one hand;

−    and, on the other hand, on a vertical approach, which aims in particular to promote diversity by focusing on three main priorities: gender equality in the workplace, equal opportunities and digital equality.

Gender equality in the workplace

Gender equality in the workplace is a priority shared by all Orange entities worldwide. Orange’s policy in this area is guided by the Strategic Committee for Equality in the Workplace, created in 2011. It is made up of members of the Executive Committee as well as individuals representing the Group’s entities, and is led by the Group’s Diversity and Inclusion Department. This committee defines the main orientations of the Group’s gender equality policy and monitors the roll-out of this policy in five areas: gender balance in all of the Group’s occupations, in particular in technical and digital fields, equal access by women to positions of responsibility, equal pay for women and men, work-life balance and the fight against violence. . The Professional Equality Strategy Committee met three times in 2022.

This policy is based on the global agreement on gender equality in the workplace, the fight against discrimination and violence, and work-life balance, which was signed by the Group along with the UNI global union on July 17, 2019. The agreement is rolled out through local committees and a network of dedicated liaison officers in the main subsidiaries and entities. It is monitored jointly by the Group and the UNI global union.

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Furthermore, the Group has been a signatory to the United Nations’ Women Empowerment Principles [13] since March 2015.

The Orange group’s gender equality in the workplace policy is based on five pillars:

−    gender balance in all of the Group’s occupations, in particular in technical and digital fields; the Group has set itself a target of 25% women in these occupations by 2025. Orange has been a member of the Femmes@numerique Foundation since 2018, and a signatory of the manifesto to retrain women for positions in digital technology fields since 2019. In addition, in 2020 the Group launched a dedicated international program, Hello Women, structured around four pillars: raising awareness, recruitment, retraining and retaining. This program was rolled out in France in 2021 and internationally in 2022;

−    equal access by women to positions of responsibility: the Group has set a target of 35% (which is set annually) of senior management positions being held by women by 2025, in line with the proportion of women in its workforce; this policy is supplemented by a special focus on the proportion of women on the Boards of Directors of Group subsidiaries and on the specialized committees reporting to the Executive Committee;

−    equal pay for women and men: the global agreement of 2019 set a 2025 target for equal pay, for comparable positions, among all Orange employees throughout the world;

−    work-life balance: the Group, which has been a signatory to the Charter of 15 commitments for a balanced life [14] since 2013, signed the new corporate parenthood charter [15] on October 6, 2021;

−    the fight against sexism, harassment and violence: the Group signed the anti-domestic violence commitment charter on November 23, 2021 [16].

In France, a sixth agreement on gender equality in the workplace and work-life balance was signed on December 22, 2021 by Orange SA and three union organizations representing more than 70% of the votes cast at workplace elections. It covers the period from 2022 to 2024. Agreements on gender equality in the workplace were also signed in the subsidiaries in France, for example by UES Orange Business Services on August 27, 2021.

Equal opportunities and combating discrimination

The equal opportunities policy has been a key factor in promoting diversity and inclusion in the Group. Each country, depending on its specific economic, corporate and social issues, is responsible for addressing at least one of the five dimensions of diversity below:

−    disability: Orange has been a signatory of the International Labor Organization (ILO) "Enterprise and Disability [17]" charter since 2015, and participates in global movements (The Valuable 500 and the ILO Global Business and Disability Network). The Group adopted the three principles of the GSMA "Principles for Driving the Digital Inclusion of Persons with Disabilities," set out in December 2020 to make digital technology a lever for the inclusion of people with disabilities [18]. In France, on February 4, 2021, Orange signed the seventh agreement for the employment and integration of people with disabilities and the fight against discrimination covering the 2021-2023 period. Other agreements signed by the subsidiaries supplement this initiative, for example that of UES Orange Business Services, signed on January 30, 2020 for the 2020-2022 period. Since 2022, neurodiversity has been the subject of a specific commitment to take cognitive diversity into account in the workplace. Orange published its Manifesto [19] on this matter on December 5, 2022;

−    age: In France, in December 2021, Orange signed a new intergenerational agreement for the 2022-2024 period (see Section 2.2.3.2.2.1 Continuously maintain the skills needed for its activities). On March 10, 2022, at the Ministry of the Economy, Finance and the Recovery, the Group also signed the first Inter-company commitment regarding the place of people over 50 in the workplace [20];

−    in support of the employability of young people from underprivileged backgrounds: in France, Orange is committed to the government program #1Jeune, 1Solution ("one young person, one solution") launched in 2020 and takes part in its #1Jeune, 1Mentor ("one young person, one mentor") version, supporting associations that work to promote equal opportunities, relying particularly on the commitment of its volunteering employees;

−    origins: the Group is a signatory of the Charter of Mobilization for the Defense of Equality against Racism [21], and is attentive to the risks of discrimination related to origins (ethnic, social, cultural, geographical, etc.). In France, Orange is a partner of the Club du 21e siècle (21st Century Club) which strives to promote a positive vision of diversity, and is a signatory of PAQTE [22] (Pacte avec les quartiers pour toutes les entreprises - Pact with communities for all businesses);

−    identity: since 2013, the Group has been a signatory to the L’Autre Cercle LGBT+ Charter of Commitment [23] to the rights of LGBT+ people in the company, and it renewed its signature in 2022. Since 2017, it has also been a signatory to the UN’s Corporate Standards of Conduct on Tackling Discrimination against LGBTI People [24];

−    personal opinions: Through its neutrality charter, Orange has formalized the framework and the commitments undertaken by the Group in France in the area of individual or collective freedom of expression.

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Digital equality

Diversity and inclusion have to be reflected in the digital equality policy implemented by the Group. In this respect, Orange ensures that new technologies, work methods and environments do not become a source of discrimination related to bias and stereotypes, but rather a lever for social cohesion and a synonym of progress, both internally and externally.

Three areas of intervention have been identified to complement Group actions to promote digital inclusion:

−    the development of inclusive artificial intelligence: Orange is the initiator, along with the Arborus Endowment Fund, of the International Charter for Inclusive AI [25], launched in April 2020 (see Section 2.2.3.2.5.3 Policy on the use of artificial intelligence and immersive experiences);

−    diversity in digital professions, particularly in innovation: in connection with our commitments, the Group seeks to diversify profiles in order to limit bias and best address customer expectations;

−    the digital accessibility of our digital tools in the largest number: Orange makes all its new digital content accessible in accordance with the WCAG AA international standard, bringing as many digital tools as possible and content published after 2018 up to standard. In addition, to fight against any risk of a digital divide, Orange provides its employees with training and support.

2.2.3.2.3      Business ethics (fight against fraud, corruption, tax avoidance and any violations of business ethics)

2.2.3.2.3.1       Business practice ethics policy

Orange applies a comprehensive approach to managing risks of unethical behavior (fraud, corruption and influence peddling, tax avoidance and violations of business ethics), aimed at continuous improvement and built around six steps: management commitment, governance, risk analysis, policies and procedures, awareness-raising and training, and controls.

Step	Description
#1 Setting the tone	The tone set by senior executives and managers at all levels of the Group
#2 Governance	The organization and resources to implement risk measurement actions
#3 Risk analysis	Risk analysis to define a proportionate approach
#4 Policies and procedures	Policies and procedures to ensure their local implementation through appropriate actions
#5 Awareness-raising and training	Awareness-raising for all employees through appropriate communication and targeted training programs
#6 Controls	Controls to measure the proper roll-out and effectiveness of the program

The main components of this approach, led by the Group’s Chief Executive Officer and the entire Group Executive Committee, are designed to identify and analyze risks, roll out action plans to limit their effect on operations, make a set of relevant and effective controls available, and inform, train and share best practices.

Orange incorporates its integrity approach into all its activities and, in particular, into its relations with stakeholders.

The "tone from the top" promoted by senior executives and managers is unambiguous: already featured in the Group’s Code of Ethics and Anti-Corruption Policy, this commitment to responsibility and integrity is regularly and publicly reaffirmed.

Governance established at several levels of the company helps control risks of ethical misconduct:

−    at the level of Orange’s Board of Directors, through the direct involvement of the specialized committees of the Groups’ Board of Directors (Audit Committee and GCSERC);

−    at the level of the Orange Executive Committee, in particular with the Group Investment Committee, in which the Group’s Chief Compliance Officer participates, and the Risk Committee (including an annual Risk Committee meeting devoted to compliance, attended by the Lead Director);

−    at the level of the Group’s ESPC, whose members are appointed by Orange’s Chief Executive Officer and is responsible for handling ethics issues within the Group as well as the management of non-financial performance.

The operational organization of risk management has several levels:

−    the Group Compliance Department, created by a decision of the Chairman and CEO in 2012. This department acts under the authority of the Group Chief Compliance Officer, who reports to the Orange General Secretary. This team is in charge of designing, rolling out, coordinating and controlling Group-wide compliance programs. It is made up of nine people;

−    the Compliance network, composed of the Chief Compliance Officers (CCOs) and Compliance Officers (COs) in the Group’s divisions and subsidiaries. The CCOs are appointed by the members of the Executive Committee and have, as needed, a network of COs reporting to them. They are responsible for coordinating and supervising the roll-out of compliance risk management programs in their scope;

−    the network of Ethics Advisors, appointed by the members of the Executive Committee and the CEOs of the subsidiaries and responsible for driving the roll-out of the ethical approach to the teams.

To perform their work, these networks rely on the expertise and resources of the Group Audit, Control and Risk Management Department (DACRG) and the Group Legal Department.

This compliance process is monitored as part of the Group’s Internal Control system and by audits carried out by the Group Audit Department (IFACI certified). It is also reviewed by the Statutory Auditors as part of their audits of the control environment and the certification of the financial statements.

Orange’s ethics and compliance approach

The Group’s ethics approach is enshrined in the Code of Ethics and is based on the four strong commitments of respect, integrity, quality and team spirit. The Code of Ethics describes the principles of action with respect to stakeholders and the principles of individual behavior that must guide the conduct of employees in their professional activities. These principles of action and behavior reflect the same fundamental principles as those set out in the Universal Declaration of Human Rights and by bodies such as the International Labor Organization (ILO) and the OECD, as well as the commitments undertaken by Orange in terms of social responsibility.

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The ethics approach is implemented by the network of Ethics Advisors and the Anti-corruption Compliance approach is implemented by the network of CCOs and COs. It is based on the principle of zero tolerance with respect to corruption and influence peddling, formalized in a letter of commitment signed by the members of the Executive Committee.

The ethics and the anti-corruption approaches are based on:

−    an analysis of the risks of ethical misconduct and an analysis of corruption and influence peddling risks as applied to the Group, subsidiaries and relevant entities in order to identify the major risks and target the actions to be implemented according to the Group Risk Management "risk cluster" methodology;

−    strong political commitments, with variations of the Group’s Code of Ethics (2003), such as the supplier code of conduct, the Data and Artificial Intelligence Ethics Charter (2022) or the charters adapted by subsidiaries in different countries; a Group anti-corruption policy (updated in November 2017) with local variations where necessary; as well as its Guiding Principles updated in October 2018;

−    Group policies and procedures adapted to local situations:

-     a risk-based fraud and compliance due diligence procedure applied to B2B customers, partners and intermediaries,

-     a "Compliance Clause" included in contracts and purchase orders, updated in 2022,

-     a "Gifts and Invitations" policy governing any benefits received or offered; dedicated apps are gradually being rolled out in order to track declarations and manager approvals of any overruns of the established limits,

-     principles for preventing and managing conflicts of interest;

−    a Group whistleblowing mechanism, supplemented by local systems and dedicated to gathering reports of violations or fraud in the areas of accounting, internal control and auditing, with regard to corruption and influence peddling, conduct or situations that could seriously undermine human rights and fundamental freedoms, the health and safety of people, or the environment;

−    ethics training and awareness-raising actions and tools for the prevention of corruption via self-learning videos and content (e-learning, quiz, etc.) and teaching materials for face-to-face training sessions are made available to Compliance Officers and Ethics Advisors so that they can organize training and awareness-raising programs that reflect the needs of the entities and the risks identified as closely as possible;

−    an annual "Ethics & Compliance Day" event, the 10th edition of which was held on October 11, 2022;

−    regular control measures (internal audits, project reviews, etc.) to assess the efficiency of existing measures and areas for improvement.

2.2.3.2.3.2       Compliance with economic sanction programs

Being an international group involves remaining vigilant in the face of a changing environment and the existence of numerous, evolving economic sanctions programs and embargoes. In 2013, Orange issued a Group policy on economic sanctions, and published a legal and compliance manual on international economic sanctions in order to secure its business and international development. In particular, the Group carries out compliance assessments (or due diligence) of its relationships with its partners, suppliers and customers.

Lastly, an economic sanctions committee analyzes changes in the international regulations to which the Group is subject, adjusts the internal system in place accordingly, and oversees reviews aimed at assessing the Group’s exposure to this risk.

2022 was a year marked, among other things, by the consideration of the various "economic sanctions packages" implemented by the European Union, the United States and the United Kingdom against Russia and Belarus. and the implementation of associated action plans.

2.2.3.2.3.3       Competition law compliance policy

The Orange group establishes its commercial policy in compliance with the legal and regulatory obligations in force in the countries where the various Group entities operate. In particular, in geographies where Orange is the dominant operator, it specifically ensures that it does not apply predatory pricing in relation to other operators.

In France, the Group’s Legal and Regulatory Affairs Departments are integrated into the tender construction and marketing processes in order to ensure that bids and prices offered in the retail market (B2C or B2B) and in the wholesale market comply with competition rules.

In all other geographies, Group teams regularly communicate on the rules and processes to be implemented, and support local teams to ensure the same level of compliance.

2.2.3.2.3.4       Tax policy

Owing to its business, Orange has assets and employees in a number of countries. Orange pays taxes and duties in the countries in which it operates in accordance with the laws of each of those countries. Orange publishes information relating to operating taxes and levies payables in Note 10 Taxes to the Consolidated Financial Statements, including information on the breakdown of taxes payable by geographical region or by tax consolidation group over three fiscal years (see Section 3.3 Consolidated Financial Statements), and in its annual Tax Transparency Report, available on the website at gallery.orange.com/RSE/Non-Financial Reporting.

The Group’s approach to tax matters is based on three fundamental principles:

−    comply with the laws of each country;

−    comply with the OECD principles: Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations;

−    regularly assess practices and compare them with existing solutions in the market to ensure their relevance.

Orange in no way seeks to avoid paying taxes and duties, including through complex and opaque structures. Orange publishes the list of countries in which the Group has interests in its Universal Registration Document.

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The Group Tax Director, who reports directly to the Delegate Chief Executive Officer, Executive Vice-President Finance, Performance and Development, has a dedicated team. The Group has drawn up a Code of Ethics for Tax Professionals that applies to all Group tax specialists and concerns all tax operations. The Code states that "the Orange group’s tax specialists may propose the tax options most favorable to the Orange group, knowing that their proposals must be made based on an analysis that is professional, honest, objective and lawful".

Each year, the tax process is reviewed under the Sarbanes-Oxley Act (see Section 2.2.2.2 Summary of Internal Control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act). This control process covers Orange SA and its main subsidiaries. The work conducted by Orange and the independent assessment of the Statutory Auditors both resulted in satisfactory conclusions for the 2022 fiscal year.

Thanks to the tax policy described above, Orange has not identified any risk of tax avoidance likely to create risks for the Group’s operations or reputation.

2.2.3.2.3.5       Lobbying transparency policy

In France, Orange acts transparently in its lobbying activities and has been registered since its founding with the High Authority for Transparency in Public Life (HATVP [26], in compliance with the provisions of Article 25 of Law 2016-1691 of December 9, 2016 on transparency, the fight against corruption, and the modernization of economic life (known as Sapin II) governing its relationships with national public decision-makers. Orange is also preparing for the planned implementation in 2023 of the expansion of the register to the local level. As such, Orange does not donate to political parties and reports the amount of expenses related to its representation actions. Orange is also listed in the European Union Transparency Register [27].

Those who perform interest representation activities for the Group are clearly identified and comply with the Group’s Code of Ethics, which is supplemented by principles issued by the Group for interest representatives. These principles notably entail the prohibition of any public political statements on behalf of the company. These individuals accordingly act in compliance with the Code of Conduct for Interest Representatives before European bodies, and in particular:

−    in full transparency, by declaring their identity and the interests defended;

−    in compliance with business ethics, by refraining from taking any steps to obtain information or decisions by fraudulent means;

−    by ensuring the quality and reliability of the information provided to public authorities, without political exclusivity; and

−    by responding to any request for information.

2.2.3.2.4      Respect for human rights and fundamental freedoms

2.2.3.2.4.1       Impact study on human rights and fundamental freedoms

Each year, Orange performs a human rights impact analysis, which determines its risk assessment by geography. This analysis determines the targeted actions to be taken by the Group and is shared with entities as part of the Vigilance Plan; it leads to an exchange with the managers of the areas in which the most at-risk countries are located in order to remind them of the governance and processes implemented by the Group, as well as the GNI principles that Orange follows in its business conduct (see below). In particular, the Group has established a specific business continuity plan for p-election periods in high-risk countries, including employee safety and security, critical infrastructure protection, and continuity of service to customers.

Orange’s commitments to the protection of human rights and fundamental freedoms

Orange’s policy of respecting and promoting human rights is illustrated by various commitments:

Orange was one of the first companies to sign the United Nations Global Compact in 2000. Compliance with the fundamental principles set out in the Universal Declaration of Human Rights and the International Labor Organization explicitly features in the Group’s Code of Ethics. Orange thus asserts its commitment to respecting and promoting fundamental human rights in its activities and sphere of influence, in particular by supporting and promoting freedom of expression and respect for privacy worldwide. It also confirms its commitment to ensuring that these rights are respected by each of its employees and executives, both internally through employee relations and in its relationships with its customers, partners, suppliers and subcontractors. In 2017, Orange published its first report dedicated to respect for human rights, prepared in accordance with a reporting framework aligned with the United Nations Guiding Principles for Business and Human Rights, which was subsequently transcribed in 2022 in its 6th Declaration on Modern Slavery and Human Trafficking (available at gallery.orange.com).

Any potential or actual breaches of human rights and fundamental freedoms that Orange may have caused are taken into account in Orange’s 2022 Vigilance Plan.

Orange aims to pursue a policy of combating human rights and fundamental freedoms violations in an approach based on the following scope:

−    internally, toward its employees, through its human resources policy based on structured social dialog at the local, regional and global levels, and in particular the agreement on fundamental social rights - see Section 2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain;

−    toward the individuals employed by its supply chain, in compliance with its Code of Conduct - see Section 2.2.3.2.6 Management framework for partners, suppliers and subcontractors;

−    toward its customers, by providing the means to use services with confidence - see Section 2.2.3.2.5.1 Policy on the responsible uses of digital technology;

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−    toward civil society, mainly through its commitment with the GNI to ensuring digital privacy and freedom of expression - see Section 2.2.3.2.4.3 Control framework for freedom of expression;

−    toward all its stakeholders through its commitment to promoting diversity and inclusion and in its fight against discrimination - see Section 2.2.3.2.2.4 Combating all forms of discrimination.

In 2006, Orange signed a global agreement on fundamental rights for workers with the UNI global union, focusing on the global application of the fundamental conventions of the International Labor Organization (ILO). For the Orange group, this agreement affirms:

−    the condemnation and prohibition of using all forms of forced or compulsory labor in accordance with ILO Conventions 29 and 105 on forced labor;

−    the prohibition, as provided for by ILO Conventions 138 and 182 on the minimum age for entry into work, of employing children under the age at which mandatory schooling ceases in the country concerned or, in any event, under 15 years of age; and

−    the elimination of discrimination in work relations.

The commitment of suppliers, subcontractors and service providers to these three points is a selection criterion for Orange when reviewing responses to calls for tenders and continues to be a decisive factor during the contractual relationship.

Respect for the health and safety of employees is part of Orange’s commitment to promoting human rights in its sphere of influence. The purpose of this policy is to integrate the health and safety of employees and those of its subcontractors into all the Group’s activities in a timely manner.

This global agreement also covers the promotion of social dialog and relations with union organizations for Orange employees. Orange has also undertaken to inform its own suppliers and subcontractors of the existence of this agreement.

Under the agreement, the Group’s management, the UNI global union and its French trade union members, and Orange’s Global Union A representative meet twice a year to review the effectiveness of its application.

2.2.3.2.4.2       Personal data protection

Group policy on personal data protection

Personal data protection is governed by the general data security framework implemented by Orange, which covers both corporate information and personal data. It is one of the key areas of Orange’s strategy and is covered by a Security Policy aimed at ensuring the continuous improvement of security based on risk management and assessment (particularly cybersecurity). It is regularly updated to mitigate the impact of incidents, or even crises, depending on the level of threat and changes in the environment.

To guide its actions, the Group applies international standards such as ISO 27001 for information security and ISO 27005 for risk assessments. The Group holds several certifications, attesting to the quality of the resources devoted to enhancing the protection of Orange’s assets and those of its customers. These certifications cover scopes as varied as Orange Money for African subsidiaries; Plazza, the Group’s employee social network; and the design, engineering and support of enterprise services for OBS and European subsidiaries.

These standards help to enhance security management at the entity level by providing a common Group-level framework. Security stakeholders can then more effectively decide which measures to take to prevent threats, and even detect them more quickly, contain them and eradicate any that do occur. The technical and organizational mechanisms derived from the overall security policy are formalized in the Group Security Standard, which focuses on essential security requirements to be applied throughout the Group. The following are available for security stakeholders:

−    a framework covering the Group Crisis Management Policy;

−    shared standards defined by the Group Security Standard; these include a minimum of 80 rules to be implemented in three areas: information security, physical security and personal security in the face of country risks. Each of these rules is given a score, with the average determining the overall score of the country. Each year, the entities are assessed to verify compliance with the Security Standard. The aim is to reach or maintain a score above 90% for European and Africa & Middle East area countries;

−    seminars to share regularly updated best practices in the areas of physical security, data security, crisis management and business continuity, held annually with the countries of Europe and Africa;

−    a set of provisions enabling the implementation of the Group Security Policy specifically for personal data, taking into account changes in the European regulatory framework.

Orange has thus developed a procedure to respond to any security-related event or incident involving personal data, a Personal Data Security Guide and a Security Guide for Sensitive Orange Data that presents basic security rules and actions to follow in order to identify sensitive information and secure it end-to-end throughout its life.

Several security monitoring centers also regularly monitor deviations from security policies and alerts that may be triggered in the event of suspicious activity. Any such alerts are analyzed, and remediation procedures are monitored depending on the level of criticality.

Aside from the security of personal data, Orange strives to master all the requirements set for the responsible use of personal data, in a consistent approach aligned with the Group’s internal policy.

The protection framework applies to both the Group’s internal relationships and to relationships with all of the Group’s partners and service providers. It seeks to integrate, from the design stage, key elements that ensure the effectiveness of individual rights.

Ambition

Orange’s ambition is to offer state-of-the-art cybersecurity services, whether in the core network or stand-alone, to 100% of its customers by 2030.

Governance and implementation framework

The Security Policy, specifically in relation to the protection of the Group’s data, is implemented by the Group Security Department under the authority of the Executive Director of the Strategy and Cybersecurity Division. The Executive Director regularly presents the results achieved and proposes areas for improvement to the Executive Committee, and reports on this work to the Board of Directors at the meetings of the Group’s Joint Committee of the Board of Directors.

All documents and processes constituting the Security Policy are communicated by the Group Security Director to the community of security officers in the entities and to the Group’s Executive Directors. On a daily basis, multidisciplinary committees monitor the projects from an operational standpoint.

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The security approach, like the personal data protection approach, is presented every year to the Group’s Risk Committee and during the various Internal Control Reviews. Their application is verified as part of the annual assessment of the entities under the authority of the Group Security Department, and any deviations are addressed in action plans managed locally or monitored at Group level when they cover certain subjects, such as identity and access management and the encryption of messaging and workstations. The findings of the annual assessments focus on proposed areas of improvement, and help inform management and the relevant members of the Executive Committee. These assessments are supplemented by penetration tests to verify cyber resilience. They are the subject of a report, including an action plan, which is sent to the entity’s CEO.

A specific organization and Group-level governance have been established in the entities to ensure personal data protection. Compliance with the European Data Protection Regulation (GDPR) is ensured through a risk-based approach, as promoted by that regulatory framework. It is based on the position of Data Protection Officer (DPO) or liaison officers, who rely on the Group’s internal personal data management policies. Alongside the Group’s Security Policy, it helps to create the conditions for mitigating the risk on personal data processed by Orange through various components: organization, governance, documentation (including standard documents such as data protection clauses), awareness-raising and training, and audits.

A network of Data Protection Officers and liaison officers has been formed within the entities to provide guidance on significant changes in regulations affecting many of the Group’s entities in Europe and, in some cases, entities outside the European Union. This also makes it possible to monitor the status of regulations in the countries where Orange operates. The Group relies on a broad network of correspondents comprising several hundred individuals with multidisciplinary profiles, including Data Protection Officers (DPO). It is responsible for improving acculturation to personal data protection in all business areas, including during the integration of new entities in the Group.

The awareness of all employees is raised through internal training courses on data protection principles. In addition, specific training courses have been developed for Data Protection Officers, project managers, and the HR and Legal departments.

2.2.3.2.4.3       Control framework for freedom of expression

Member of the GNI for the promotion of human rights and fundamental freedoms

Orange is committed to promoting legitimate freedom of expression and privacy in the ICT sector, in particular within the Global Network Initiative (GNI), a multi-stakeholder platform including Internet operators, NGOs, academics and socially responsible investors. Orange and its peers meet regularly in this body to exchange best practices in response to government demands in the telecommunication sector. More specifically, they deal with potential conflicts between the assessment of sovereign governments and the responsibility of telecommunication companies with respect to human rights (network access, illegal Internet content, etc.). By pooling the resources of every operator, it can perform a full analysis of the legal and regulatory framework country by country and establish dialog with governments and international institutions (United Nations, European Commission, the Council of Europe). It aims to make recommendations on local policies or laws in the interest of respecting freedom of expression and privacy throughout the world.

The GNI Principles provide a common Group-wide framework for the development of policies and processes related to freedom of expression and privacy. This framework applies wherever Orange has operational control and, to the extent possible, to its business partners, suppliers and distributors. In this respect, Orange ensures that:

−    the members of the ESPC and employees responsible for major decisions affecting freedom of expression and privacy are fully aware of these Principles and the most efficient means to ensure their implementation;

−    in circumstances where freedom of expression and privacy may be either compromised or promoted, the decisions made incorporate these Principles;

−    the implementation of these Principles respects the safety and freedom of the company’s employees.

Orange reports annually on how the Group applies these Principles in its Transparency Report on Freedom of Expression and Protecting Privacy, available at gallery.orange.com/RSE.

Any demands by governments that could violate freedom of expression or fundamental freedoms are handled locally by Orange, but under the authority of the Group’s Secretary General and the Group Corporate Social Responsibility Department in order to ensure that every demand complies with required legal or regulatory formalities as analyzed by Orange or the GNI.

Thus, Orange ensures that an formal written request from the competent authorities has been received by the head of each relevant entity, and that such request has been reported internally to the Group, specifying the validity of its legal basis and the measures in place to mitigate the impacts. The summary of these elements, as well as the guidelines issued by the Group CSR Department, are presented to the ESPC (an offshoot of the Group Executive Committee) and to the GCSERC (Group Board of Directors’ Committee).

Based on its participation in the EDH association (Entreprises pour les Droits de l’Homme - Businesses for Human Rights), a body bringing together 22 of France’s largest corporations, Orange has rolled out e-learning modules in more than 90% of the Group’s countries to promote its main principles among its employees. Within this forum, Orange shares best practices on the implementation of the Vigilance Plan, including the protection of fundamental freedoms.

2.2.3.2.4.4       Non-use of minerals from conflict areas

Orange recognizes the legitimacy of concerns about sourcing materials from regions plagued by political and social conflict, and is striving to use a socially responsible supply chain. However, the supply chain for these minerals is long and complex and involves many stakeholders. Orange does not purchase minerals directly, and ensures that its main suppliers have performed due diligence to avoid using minerals that may directly or indirectly finance armed groups. As such, Orange contractually requires its suppliers to ensure that they themselves do not use minerals from these areas through three different levers, namely: the Supplier Code of Conduct, which is appended to all purchasing contracts; the equipment-specific CSR annex, which is of a more restrictive nature and is appended to all equipment purchasing contracts; and lastly the CSR clause appearing in purchasing contracts, which involves suppliers signing "Orange’s Responsible Purchasing Commitments."

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Orange relies on the adherence of its main electrical and electronic equipment suppliers to the RBA (Responsible Business Alliance [28]) Code of Conduct, which includes a commitment to "policy and due diligence on the sourcing and traceability of tantalum, tin, tungsten and gold in the products they manufacture in order to provide reasonable assurance that they are sourced in a manner consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or an equivalent and recognized due diligence framework."

Supplier assessments by EcoVadis consider the issue of non-use of minerals from conflict areas. The same applies to the audits carried out by the JAC, especially those carried out on site, which have a checkpoint on the procedure to ensure the traceability of minerals. Non-compliance on this point triggers corrective actions and their follow-up.

2.2.3.2.5      Framework for controlling the risks that activities generate with the company

The frameworks for controlling non-financial risks linked to the social consequences of the company’s activities relate to the risks identified in Section 2.1 Risk factors:

−    the possible harmful effects on health of uncontrolled exposure to electromagnetic fields from near and distant telecommunication equipment;

−    the excessive or inappropriate use of telecommunication services and equipment.

They also cover the more comprehensive notion of responsibility in terms of product and service use. The Group’s commitment is backed by its responsible marketing program and guidelines in its relationship with artificial intelligence.

2.2.3.2.5.1       Policy on the responsible uses of digital technology

Orange undertakes to support the responsible use of digital technology by vulnerable individuals such as children.

Along with its digital service offers, Orange provides recommendations to its customers and promotes the responsible use of digital technology. This responsible use covers the environmental impact of digital technology and greener measures to adopt in order to minimize energy consumption from its use, as well as its potential impact on physical and mental health in the event of excessive or inappropriate use or in the face of cyberbullying. Information or awareness-raising actions are relayed on the Group’s websites, via B2C communication campaigns (like the one launched in the fall of 2022 on cyberbullying in connection with virtual worlds and gaming) or through workshops offered. Orange carefully follows the advice of experts and authorities on the subject of digital technology and health, and promotes their recommendations, particularly those intended for parents, young people and educators in general.

Orange also has a specific policy in place for children.

In fact, today’s younger generations are the first to enter a world affected by the communications revolution of the digital age. In developed countries, online communications are now an integral part of the lives of children from an early age. In France, according to a UNAF study carried out in 2022, 7-10 year olds spend 4 hours and 42 minutes a day in front of a screen and 11-14 year olds spend 8 hours and 23 minutes a day. This is becoming a global trend. The Internet will soon become inseparable from the personal development and social life of a large majority of children around the world. This brings many benefits: access to information, opportunities to express oneself, wider horizons of knowledge and a radically broader range of social interactions. It also exposes children to hyper-mediatization, new risks including exploitation and abuse by adult users, online harassment, over-consumption and access to age-inappropriate content.

This is why for several years now, Orange has implemented digital policy for children, Better Internet for Kids, which includes three components:

−    give digital access to children from the age of 9 (or another minimum age according to local legislation) at home, in schools or other educational structures thanks to good network coverage and offers adapted to their age;

−    protect children from the risks of digital technology. This protection is ensured by supporting the development of educators’ skills, good parenting practices, a service offer allowing screen time to be controlled for a better balance with other activities, and by restricting access to certain content;

−    educate children on digital technology and coding to make them independent, and offer services and content that stimulate their creativity and enhance their future employability and engagement.

To develop this policy and monitor the action plans that make it operational, in 2021 Orange created a Children’s Rights and Protection Operational Committee, which brings together, on a monthly basis, the heads of Children’s Rights and Protection from Orange’s Europe and Africa & Middle East regions, the officers of CSR from the Group and France, and expert members from public affairs, marketing, communication and regulatory affairs in Europe; external stakeholders may also be called upon depending on the topics discussed.

2.2.3.2.5.2       Radio wave policy

Mobile telephony technologies are called on to meet increasing cellphone use, and may therefore increase the exposure to electromagnetic waves of the general population (via new fixed transmitters) or of users (via new mobile equipment or by creating new behaviors). To best meet this demand, Orange has implemented a Group policy on radio waves and health since 2007, in which it undertakes to:

−    apply the limits defined by the ICNIRP (International Commission on Non-Ionizing Radiation Protection) and recommended by the WHO for cellphones and mobile network antennas, including in countries within Orange’s scope that do not have national regulations;

−    provide transparent and identical information to all of its stakeholders;

−    publicize the recommendations for the use of mobile devices issued by health authorities to limit exposure to radio waves;

−    contribute to research and standardization efforts to take these aspects into account as early as possible in product design;

−    raise the awareness of employees working near or on antennas regarding the safety instructions provided in European Directive 2013/35/EU of June 26, 2013 and in French Decree 2016-1074 of August 3, 2016, even in countries not subject to the directive.

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The application of this policy is monitored at the Group level by the Radio Waves and Health Committee, comprising an attorney, a public affairs expert, a doctor, a technical expert and two CSR experts; these figures meet weekly to analyze health and regulatory monitoring, propose initiatives at the Group’s operational level, and draft "Group positions" and vigilance notes. These positions are disseminated throughout the Group, and even to the Group’s Executive Committee as necessary.

2.2.3.2.5.3       Policy on the use of artificial intelligence and immersive experiences

In pursuing its digital transformation, Orange has identified artificial intelligence levers (automatic learning, deep learning, etc.) as a tool for its performance. Orange is involved as an expert in "The High-Level Expert Group on Artificial Intelligence" [29] (AI HLEG) of the European Commission and supports its practices. The Group takes inspiration from the key principles expressed in its Data and Artificial Intelligence Ethics Charter:

−    the goal of artificial intelligence is to contribute positively to social and environmental challenges;

−    solutions based on artificial intelligence must always respect the needs of humans, and operate under their supervision;

−    they must respect diversity and fight against the risks of bias or discrimination;

−    the data underpinning artificial intelligence algorithms must respect privacy and be subject to careful governance;

−    the robustness and security of AI-based solutions must correspond to the specific challenges of each application;

−    the functioning of AI-based solutions must be explained in a transparent and intelligible manner, and the chain of responsibility must be clear.

Orange is a member of the Board of Directors of Impact AI, a collective made up of a group of artificial intelligence stakeholders united around two common objectives: addressing the ethical and societal issues of AI and supporting innovative and positive projects around the world.

The Group ensures that the entire data value chain is responsible and that potential discriminatory biases are identified and controlled.

In March 2021, Orange established a Data and AI Ethics Board made up of 11 external individuals, selected for their independence, neutrality, expertise on these issues, and for the diversity of their profiles. The duties of this board include defining an ethical framework for AI and data, beyond regulatory obligations, in accordance with Orange’s values and purpose. It also issues advisory opinions on governance arrangements and on the concrete cases referred to it, for the Orange Executive Committee. In November 2022, Orange adopted a data and artificial intelligence ethics charter designed by Orange’s Data and AI Ethics Council; moreover, in November 2022 Orange France launched, with three major partner companies, Positive AI, an initiative supporting Responsible Artificial Intelligence.

In 2022, Orange Innovation and the Group’s strategy department implemented a global "Web3, Metaverse & XR" governance with the ambition to share, align and define a common positioning between the various committees and working groups within Orange. Orange’s ambition is to embrace the next digital disruption by integrating responsibility and sustainability into its strategy and execution as well as its innovations.

For this, the committee has defined the following six values to be respected in the choice of Orange’s metaverse experiments:

−    reduce the overall environmental impact (taking into account CO2 emissions and reductions induced by the services provided);

−    do not generate addiction, especially among young people;

−    manage data in a transparent, reasoned and secure manner;

−    identify, address and stop cyberbullying;

−    do not discriminate; respect diversity and equal opportunity;

−    adapt content according to age; do not create exposure to inappropriate content.

2.2.3.2.6      Management framework for partners, suppliers and subcontractors

2.2.3.2.6.1       Relationships with partners

Orange has an extensive partnership policy in order to develop different modes of cooperation, particularly for open innovation and notably via Orange Ventures, whose purpose is to create value by supporting entrepreneurship and start-ups. These partnerships may involve funding provided entirely by Orange, either with public entities (business development, external research, hosting PhD students, etc.) or private entities for development services. They may also be based on joint funding or public subsidies, such as in the context of participation in European projects. All partnerships that the Group enters into are subject to an analysis of the contributions of each partner, an allocation of ownership by results and the definition a regime to utilize such results. They give rise to contracts in accordance with the Group’s guidelines. Orange applies the business ethics principles defined by the Group for its partnerships. In industry partnerships that leverage other stakeholders, relationships are also established via an antitrust declaration.

2.2.3.2.6.2       Relationships with suppliers and subcontractors

Orange’s responsible purchasing principles

For several years now, Orange has implemented a responsible purchasing policy that embeds CSR in its relationships with suppliers and subcontractors and improves the management of employee-related, social and environmental risks.

The Global Procurement & Supply chain (GPS) Department, within the Group Finance & Performance Department, ensures the roll-out of this policy within the Group, with each entity or subsidiary having its own Purchasing Department. A significant part of Orange’s purchases is made following the negotiation of framework agreements by BuyIn, the purchasing alliance of Orange and Deutsche Telekom, which also applies these principles.

In this context, the duties of the GPS Department are, on the one hand, to promote the understanding of CSR commitments by the various purchasing stakeholders and their application in the business processes concerned and, on the other hand, to ensure the proper roll-out of measures relating to the application of the law on the duty of vigilance with respect to suppliers. A key event for dialog with suppliers and specifiers is organized annually during the "Supplier CSR Forum."

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Orange’s responsible purchasing policy, available at gallery.orange.com/RSE, specifically requires the various Group entities to control CSR risks and opportunities related to purchasing and the supply chain, in particular by requiring the Group suppliers to adhere to a Code of Conduct and to comply with laws and regulations.

Orange’s Supplier Code of Conduct thus sets out several principles, including:

−    the relationship with national and international law: the supplier must comply with applicable laws, regulatory provisions and contractual obligations. This includes the US Foreign Corrupt Practices Act and the UK Bribery Act where applicable. The Supplier must otherwise comply with any international trade sanctions (including embargoes); this includes any sanctions which may be in effect as a result of a resolution adopted under Chapter VII of the Charter of the United Nations by the UN Security Council, as well as any sanctions that may have been imposed by the European Union. The Supplier must ensure that its contractors and/or subcontractors comply with the Principles of the Supplier Code of Conduct insofar as they are involved in the supply of products or services under the Contract;

−    respect for human rights as defined at the international level. The Contractor must not be complicit in any violation of human rights whatsoever and must respect the dignity of people, privacy and the rights of each individual. Slavery in all its forms is prohibited. Furthermore, the Supplier will do its best to comply with all the standards drafted by the International Labor Organization (ILO);

−    best social responsibility practices and compliance with social legislation;

−    freedom of association and the right to collective bargaining. The Supplier must endeavor to implement internationally recognized standards, for example the conventions of the ILO, without violating national law. It must ensure that its employees and representatives, including temporary (staffing agency) workers, can speak openly within their company regarding any issue relating to their working conditions;

−    prohibition of child labor: child labor is strictly prohibited. "Child labor" corresponds to the definition of ILO-IPEC and "Article 32 of the United Nations Convention on the Rights of the Child (UNCRC)." If it is discovered that a child is working on the Supplier’s premises, the Supplier must immediately take steps to remedy the situation in order to serve the best interests of the child.

Orange’s responsible purchasing policy is based on the systematic incorporation of a CSR clause in the Group’s framework agreements as well as, in exclusively local contracts, a clause that references Orange’s Supplier Code of Conduct in the appendices to these contracts. This Code of Conduct describes, in particular, the ethics, employee-related and environmental commitments expected by the Group. Orange thus requires that its partners, suppliers and their own subcontractors i) respect all national, European and international rules in connection with the standards of ethical and responsible behavior; this includes, but is not limited to, standards dealing with human rights, occupational health and safety conditions, environmental protection, sustainable development, the fight against corruption and child protection; ii) adopt and apply the ethical standards and commitments of the Group and make progress in these areas.

The Responsible Purchasing Steering Committee oversees the implementation of the policy for all subsidiaries; at least once a year, it brings together representatives of the Internal Control, Legal, Purchasing and CSR departments. It verifies that:

−    the commitments defined in Orange’s "Commitments to responsible purchasing" are effectively formalized, via the CSR clause and the Supplier Code of Conduct (Group and local suppliers);

−    the CSR culture is alive, thanks to mandatory CSR training sessions for buyers;

−    CSR risk management based on supplier assessments and audits is effective.

It promotes the active pursuit of opportunities through dialog with subsidiaries and suppliers and ensures that there is transparent reporting on the CSR maturity of all subsidiaries.

In 2022, major work was undertaken to develop the following areas in 2023:

−    the methodology and tools for assessing suppliers at CSR risk as part of the duty of vigilance;

−    the Supplier Code of Conduct;

−    the evaluation of the environmental performance of suppliers, in particular to better assess greenhouse gas emissions on the Scope 3 component for Orange.

With this in mind, the Responsible Purchasing Steering Committee, which met in January 2022, exclusively addressed the subject of assessing suppliers at CSR risk by conducting an evaluation of the actions undertaken by GPS since the adoption of the law on the duty of vigilance.

In addition, Orange’s strategic suppliers are subject to dedicated monitoring in relation to their risk of default or shortage.

Assessment of suppliers and subcontractors

Suppliers and subcontractors are assessed at several points in the contractual relationship, using several tools provided to the Group’s entities. The assessment is based on a categorization of suppliers and subcontractors at CSR risk, in order to prioritize actions to mitigate non-financial risks in the Group’s supply chain. The criteria used for this categorization cover respect for human rights, including working conditions, forced labor and child labor; health and safety, environmental consideration, and the traceability of minerals from supply sources that respect human rights and the environment.

Further work on the evaluation process was initiated in 2021 and completed in 2022. Thanks to the feedback from implementation in previous years, from the GPS department and their liaison officers in the subsidiaries, operational clarifications have been made to the procedure in order to better support the subsidiaries responsible for these assessments, with a dual objective:

−    to guide the subsidiaries more precisely by providing them with operational details in accordance with the expectations of the regulations;

−    to give subsidiaries the possibility, when the efficiency of the process is not affected, to adapt certain operations locally by choosing from a list of proposed solutions (on-site audit, evaluation by an external service provider or, failing that, an internal Orange evaluation according to specifications provided by the Group CSR Department).

BuyIn has chosen to use an external service provider for all its audits, which offers an ISO 26000-compliant assessment tool to assess the CSR commitment of suppliers.

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Achieving a minimum score of 25/100 in one of the various assessments is recommended to be able to enter into a contract with Orange. Corrective action plans must be implemented for prospects or suppliers scoring less than 45/100.

The GPS department maintains an annual record of the assessments carried out in the various entities.

The Joint Alliance for CSR

Orange also contributes to the development of its standards through the Joint Alliance for CSR (JAC, formerly the Joint Audit Cooperation), which is an association of telecommunication operators (27 to date, representing more than 50% of industry revenues worldwide), grouped together to audit, assess and develop the implementation of CSR principles by the global ICT suppliers. The JAC pools the results of on-site audits carried out by its various members. These results are taken into account in the selection of suppliers within the various Orange group entities, including BuyIn.

Since 2018, the JAC has increased the effectiveness of its actions through an accreditation program for its suppliers (JAC Academy), who are trained in its audit methodology on site. The JAC also collaborates with other Institutions (ITU, BSR, CDP, GSMA) to complement its requirements in other CSR priorities such as climate change or the circular economy.

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[1]     See https://oran.ge/GRI for the report drawn up in accordance with the GRI’s Core option.

[2]     https://www.ungpreporting.org/resources/salient-human-rights-issues/

[3]     This commitment covers telecom activities and IT services, including adjacent services such as Orange Money; it excludes diversification activities involving the resale of energy as well as purely banking activities.

[4]     https://www.itu.int/rec/T-REC-L.1470

[5]     https://www.net-zero-initiative.com

[6]     Scopes 1, 2 and 3 include the Group’s operations and those of its stakeholders (suppliers, employees and customers). See the definitions in the glossary of technical terms (Section 7.2.2).

[7]     Waste Electrical and Electronic Equipment.

[8]     GSMA. (2020). Building a Resilient Industry: How Mobile Network Operators Prepare for and Respond to Natural Disasters - An Interactive Guide for MNOs Based on Experiences with the Humanitarian Connectivity Charter.

[9]     L. 1500 is the first in a series of standards presenting strategies and best practices on how to utilize ICTs to adapt to the effects of climate change. This first standard establishes the framework and defines the scope of the three recommendations published later.

[10]    Standard L. 1501 on adapting to climate change. This recommendation provides guidance on how Information and Communication Technologies (ICTs) can help countries adapt to the effects of climate change, both for sudden events and for longer-term phenomena requiring planned adaptation measures.

[11]    Standard L. 1503 aims to help urban actors prepare sustainable adaptation policies integrating ICTs. It highlights the areas where ICTs can support cities in their adaptation process, and identifies the key steps to creating sustainable and efficient policies. Specifically, ICTs can (1): improve disaster risk management, by helping, for example, to strengthen vulnerability and risk assessments in susceptible locations of the city (e.g. through the use of GIS and modeling techniques), as well as by improving indicators and data collection. Second, ICTs can (2): improve the resilience and adaptive capacity of cities, specifically by: capturing, transmitting and disseminating data on climate and weather conditions, which can be useful to policy makers in the preparation of adaptive responses. Third, ICTs can (3): inform adaptation decision-making by strengthening institutional and capacity development, through the information and knowledge they can generate, store and disseminate.

[12]    Global agreement on fundamental social rights.

[13]    Women empowerment principles.

[14]    La Charte des 15 Engagements pour l’Equilibre des Temps de Vie (Charter of 15 commitments for a balanced life).

[15]    La nouvelle Charte de la Parentalité en Entreprise (The new corporate parenthood charter).

[16]    Charte d’engagement des entreprises contre les violences conjugales (Anti-domestic violence commitment charter).

[17]    Business & Disability Charter - ILO.

[18]    Principles for Driving the Digital Inclusion of Persons with Disabilities - GSMA.

[19]    https://www.orange.com/sites/orangecom/files/2022-11/Neuroteam %20-%20Manifesto %20-%20FR.pdf

[20]    Acte d’engagement pour la place des plus de 50 ans en entreprise (Commitment regarding the place of people over 50 in the workplace).

[21]    Charte de la mobilisation pour la défense de l’égalité contre le racisme (Charter of Mobilization for the Defense of Equality against Racism).

[22]    PAQTE.

[23]    LGBT+ charter.

[24]    Tackling discrimination against LGBTI People - Standards of Conduct for Business.

[25]    International Charter for Inclusive AI.

[26]    Reports to the French national authority can be found online at: https://www.hatvp.fr/fiche-organisation/?organisation=380129866##. Thus, in 2022, Orange declared in the HATVP register an amount of expenses related to representation actions of close to 0.7 million euros.

[27]    The reports to the European Authority are available online: Transparency register (europa.eu). Thus, in 2022, Orange declared in the HATVP register an amount of expenses related to representation actions of less than 1.5 million euros.

[28]    RBA, formerly known as the Electronic Industry Citizenship Coalition (EICC).

[29]    High-level expert group on artificial intelligence | Shaping Europe’s digital future (europa.eu).
3.       Financial report

3.1 Review of the Group’s financial position and results

3.1.1 Overview

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.3 Review by business segment

3.1.4 Cash flow, equity and financial debt

3.1.5 Financial indicators not defined by IFRS

3.1.6 Additional information

3.2 Recent events and financial objectives

3.2.1 Recent events

3.2.2 Financial objectives

3.3 Consolidated financial statements

3.4 Orange SA Statutory Financial Statements

3.4.1 Orange SA Statutory Financial Statements

3.4.2 Other information on the financial statements

3.5 Statutory Auditors

3.5.1 Identity of Statutory Auditors

3.5.2 Reports on the financial statements

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3.1     Review of the Group’s financial position and results

3.1.1 Overview

3.1.1.1 Financial data and workforce information

3.1.1.2 Summary of results for the fiscal year 2022

3.1.1.3 Significant events

3.1.2 Analysis of the Group’s results and capital expenditure

3.1.2.1 Group revenue

3.1.2.1.1 Revenues

3.1.2.1.2 Number of telecom customers

3.1.2.2 Group operating results

3.1.2.2.1 Group EBITDAaL

3.1.2.2.2 Group operating income

3.1.2.3 Group net income

3.1.2.4 Group comprehensive income

3.1.2.5 Group capital expenditure

3.1.2.5.1 Capital expenditure

3.1.2.5.2 Investment commitments

3.1.2.5.3 Investment projects

3.1.3 Review by business segment

3.1.3.1 France

3.1.3.1.1 Revenue - France

3.1.3.1.2 EBITDAaL - France

3.1.3.1.3 Operating income - France

3.1.3.1.4 Economic CAPEX - France

3.1.3.1.5 Additional information - France

3.1.3.2 Europe

3.1.3.2.1 Revenue - Europe

3.1.3.2.2 EBITDAaL - Europe

3.1.3.2.3 Operating income - Europe

3.1.3.2.4 Economic CAPEX - Europe

3.1.3.2.5 Additional information - Europe

3.1.3.2.6 Additional information - Spain

3.1.3.3 Africa & Middle East

3.1.3.3.1 Revenue - Africa & Middle East

3.1.3.3.2 EBITDAaL - Africa & Middle East

3.1.3.3.3 Operating income - Africa & Middle East

3.1.3.3.4 Economic CAPEX - Africa & Middle East

3.1.3.3.5 Additional information - Africa & Middle East

3.1.3.4 Enterprise

3.1.3.4.1 Revenue - Enterprise

3.1.3.4.2 EBITDAaL - Enterprise

3.1.3.4.3 Operating income - Enterprise

3.1.3.4.4 Economic CAPEX - Enterprise

3.1.3.4.5 Additional information - Enterprise

3.1.3.5 Totem

3.1.3.5.1 Revenue - Totem

3.1.3.5.2 EBITDAaL - Totem

3.1.3.5.3 Operating income - Totem

3.1.3.5.4 Economic CAPEX - Totem

3.1.3.6 International Carriers & Shared Services

3.1.3.6.1 Revenue - International Carriers & Shared Services

3.1.3.6.2 EBITDAaL - International Carriers & Shared Services

3.1.3.6.3 Operating income - International Carriers & Shared Services

3.1.3.6.4 Economic CAPEX - International Carriers & Shared Services

3.1.3.7 Mobile Financial Services

3.1.3.7.1 Operating activities

3.1.3.7.2 Assets, liabilities and cash flows

3.1.4 Cash flow, equity and financial debt

3.1.4.1 Liquidity and cash flows from telecom activities

3.1.4.1.1 Organic cash flow from telecom activities

3.1.4.1.2 Cash flows from telecom activities

3.1.4.2 Financial debt and liquidity position of telecom activities

3.1.4.2.1 Net financial debt

3.1.4.2.2 Management of financial debt and liquidity position

3.1.4.2.3 Exposure to market risks and financial instruments

3.1.4.2.4 Change in Orange’s credit rating

3.1.4.3 Equity

3.1.5 Financial indicators not defined by IFRS

3.1.5.1 Data on a comparable basis

3.1.5.1.1 2021 fiscal year - Group

3.1.5.1.2 2021 fiscal year - Segments

3.1.5.2 EBITDAaL

3.1.5.3 eCAPEX

3.1.5.4 EBITDAaL - eCAPEX

3.1.5.5 Organic cash flow from telecom activities

3.1.5.6 Net financial debt

3.1.5.7 Ratio of net financial debt to EBITDAaL of telecom activities

3.1.6 Additional information

3.2.1 Recent events

3.2.2 Financial objectives

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This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

The following comments are based on the Consolidated Financial Statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the Consolidated Financial Statements).

Data on a comparable basis, EBITDA after Leases (referred to as "EBITDAaL"), economic CAPEX (referred to as "eCAPEX" or "economic CAPEX"), the "EBITDAaL - eCAPEX" indicator, organic cash flow from telecom activities, net financial debt, and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them and considers them useful for readers, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Data on a historical basis (see Section 7.2.1 Financial glossary) relates to data for prior periods as reported in the Consolidated Financial Statements for the current period. The transition from data on a historical basis to data on a comparable basis for the 2021 fiscal year is set out in Section 3.1.5.1 Data on a comparable basis.

The segment information (see Note 1 to the Consolidated Financial Statements) that is presented in the following sections is understood to be, unless stated otherwise, before eliminations for transactions with other segments.

As announced in February 2021, Totem, Orange’s European TowerCo, has been operational since the end of 2021 (see Section 3.1.1.3 Significant events). In the segment information presented, the historical data for Totem are included in the business segments of France, Spain and, to a very limited extent, International Carriers & Shared Services, until December 31, 2021. Totem’s entry into the operational phase at the end of 2021 resulted in a change in internal reporting by management. The segment information now presented reflects the Group’s decision to present Totem as a separate segment from January 1, 2022 (see Note 1.1 to the Consolidated Financial Statements).

Unless stated otherwise, data in the tables are presented in millions of euros, without a decimal point. This presentation may lead to material differences in the totals and sub-totals in the tables in certain cases. Furthermore, the changes presented are calculated on the basis of data in thousands of euros.

3.1.1      Overview

3.1.1.1     Financial data and workforce information

Operating data

(at December 31, in millions of euros)	2022	2021 on a comparable basis (1)	2021 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenue (2)	43,471	43,195	42,522	0.6%	2.2%
EBITDAaL (1)	12,963	12,645	12,566	2.5%	3.2%
Telecom activities	13,080	12,775	12,696	2.4%	3.0%
EBITDAaL/Revenue from telecom activities	30.1%	29.6%	29.9%	0.5 pt	0.2 pt
Mobile Financial Services	(118)	(131)	(131)	10.0%	10.0%
Operating income	4,801	122	2,521	ns	90.4%
Telecom activities	5,000	303	2,702	ns	85.1%
Mobile Financial Services	(200)	(182)	(182)	(10.0)%	(10.0)%
eCAPEX (1)	7,371	7,426	7,660	(0.7)%	(3.8)%
Telecom activities	7,335	7,402	7,636	(0.9)%	(3.9)%
eCAPEX/Revenue from telecom activities	16.9%	17.1%	18.0%	(0.3 pt)	(1.1 pt)
Mobile Financial Services	35	24	24	48.0%	48.0%
EBITDAaL - eCAPEX (1)	5,593	5,219	4,906	7.2%	14.0%
Telecom activities	5,745	5,373	5,060	6.9%	13.5%
Mobile Financial Services	(153)	(155)	(155)	1.0%	1.0%
Telecommunication licenses	1,060	929	926	14.1%	14.4%
Average number of employees (full-time equivalents) (3)	130,307	134,287	132,002	(3.0)%	(1.3)%
Number of employees (active employees at end of period) (3)	136,430	139,640	139,698	(2.3)%	(2.3)%

(1)   See Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

(2)   Revenue from telecom activities. The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

(3)   See Section 7.2.1 Financial glossary.

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Net income

(at December 31, in millions of euros)	2022	2021 on a historical basis
Operating income	4,801	2,521
Finance costs, net	(920)	(782)
Income taxes	(1,265)	(962)
Consolidated net income	2,617	778
Net income attributable to owners of the parent company	2,146	233
Net income attributable to non-controlling interests	471	545

Organic cash flow from telecom activities

(at December 31, in millions of euros)	2022	2021 on a historical basis
Organic cash flow from telecom activities (1)	3,058	2,401

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary, and Note 1.9 to the Consolidated Financial Statements.

Net financial debt

(at December 31, in millions of euros)	2022	2021 on a historical basis
Net financial debt (1)	25,298	24,269

(1)   See Section 3.1.5 Financial indicators not defined by IFRS, Section 7.2.1 Financial glossary and Note 13.3 to the Consolidated Financial Statements. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

3.1.1.2     Summary of results for the fiscal year 2022

In an environment characterized by inflation and geopolitical uncertainty, the Group achieved solid results for 2022, both in terms of its commercial momentum and its main financial indicators.

Revenue totaled 43,471 million euros in 2022, up 2.2% on a historical basis and 0.6% on a comparable basis with 2021. This was largely due to the performance of retail services (B2C+B2B, see Section 7.2.1 Financial Glossary), boosted by price increases introduced in each of the Group’s European countries. On a comparable basis:

−    Africa & Middle East countries were the main contributor to growth, with revenues rising by 414 million euros (i.e. 6.4%), followed by Totem, whose revenues grew by 89 million euros (i.e. 14.9%);

−    the countries of Europe returned to growth (up 0.6%), buoyed by the robust recovery in Spain in the second half of 2022 and solid performances in Poland (up 4.7%) and Belgium (up 2.0%); and

−    France declined by 193 million euros (down 1.1%), mainly due to lower revenues from wholesale services and, to a lesser degree, conventional telephony services (narrowband). Excluding fixed-only narrowband services, other retail services (B2C+B2B) grew by 3.1%.

Commercial activity performed very well in 2022, in an environment that often remains highly competitive. The convergent customer base had 11.6 million customers across the Group, up 0.8% year on year. Mobile services had 241.9 million accesses, up 5.9% year on year, of which 94.0 million were contracts, up 8.9% year on year. Fixed services totaled 45.4 million accesses (down 2.6% year on year), including 14.2 million very high-speed broadband accesses, which again posted strong growth (up 15.6% year on year). In line with the downward trend in conventional fixed telephony, fixed narrowband access continued its structural decline, falling by 13.8% year on year.

EBITDAaL totaled 12,963 million euros in 2022, up 3.2% on a historical basis and 2.5% on a comparable basis with 2021, in line with the announced target, mainly as a result of the Group’s cost discipline. On a comparable basis, the robust performance of the Africa & Middle East countries alone (up 11.3%) offset the sharp decline in Enterprise services (down 18.8%). France, supported by growth in retail services (B2C+B2B) and major rationalization efforts, was up 0.4% on a comparable basis. Countries in Europe grew by 1.6% thanks to the recovery in Spain, where the trend is clearly improving (down 4.0% in 2022 after falling 12.7% in 2021). Between the two periods, Totem grew by 5.4% and Mobile Financial Services improved by 13 million euros on a comparable basis. Lastly, EBITDAaL for International Carriers & Shared Services improved by 141 million euros on a comparable basis, largely through significant cost savings.

Operating income stood at 4,801 million euros in 2022, up from 2021 by 2,280 million euros on a historical basis (despite the negative impact of the loss of exclusive control over FiberCos Orange Concessions in France and Światlowód Inwestycje in Poland) and by 4,679 million euros on a comparable basis, benefiting in particular from higher EBITDAaL. On a historical basis:

−    in 2022, operating income was affected by (i) goodwill impairment in Romania and (ii) the additional expense recognized for the French part-time for seniors plans (Temps Partiel Séniors - TPS), a program relating to agreements on the employment of older workers in France, due to the greater than anticipated success of these plans;

−    in 2021, operating income had been affected (i) negatively by goodwill impairment in Spain and by the initial expense recognized for the TPS plans, and (ii) positively by the recognition of gains on disposal following the loss of exclusive control over the FiberCos in France and Poland.

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Consolidated net income totaled 2,617 million euros in 2022, an increase of 1,839 million euros compared with 2021. This change is explained by the increase in operating income on a historical basis, partially offset by higher income tax and the deterioration in finance costs, net.

Economic CAPEX stood at 7,371 million euros in 2022, down 3.8% on a historical basis and 0.7% on a comparable basis with 2021, in line with the announced target. On a comparable basis, the Group’s three main countries scaled back their investments as fiber roll-out reached maturity. This was particularly the case in France, which is significantly ahead of schedule and whose economic CAPEX decreased by 365 million euros. At the same time, investments in the Africa & Middle East countries, which will drive future growth in this region, increased by 191 million euros. At December 31, 2022, the number of households connectable to FTTH reached 64.9 million (up 14.8% on a comparable basis), while the FTTH fixed access base totaled 13.7 million (up 16.0%) for the Group. In France and Poland, the FTTH fixed access base grew by 20.6% and 23.9%, respectively.

Organic cash flow from telecom activities stood at 3,058 million euros in 2022, in line with the announced target. The growth of 657 million euros between the two periods was mainly due to the increase in EBITDAaL and the decrease in economic CAPEX for telecom activities.

Net financial debt totaled 25,298 million euros at December 31, 2022, an increase of 1,028 million euros from December 31, 2021. This was mainly due to (i) the payment for 5G licenses (in Belgium, France and Romania) and 4G licenses (in Egypt and Poland), and (ii) the early redemption of an issue of subordinated notes, launched in November 2022, for 426 million pounds sterling. The ratio of net financial debt to EBITDAaL from telecom activities stood at 1.93x at December 31, 2022, in line with the announced target. The telecom activities’ strong liquidity position of 16,741 million euros remains a major asset, particularly in the current monetary environment.

With regard to the dividend, see Section 6.3 Dividend distribution policy.

3.1.1.3     Significant events

The Group’s main significant events are described in Section 1.3 Significant events.

3.1.2      Analysis of the Group’s results and capital expenditure

3.1.2.1     Group revenue

3.1.2.1.1      Revenues

Revenue by segment (1) (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
France	17,983	18,175	18,092	(1.1)%	(0.6)%
Europe	10,962	10,898	10,579	0.6%	3.6%
Spain	4,647	4,720	4,720	(1.5)%	(1.5)%
Other European countries	6,329	6,189	5,870	2.3%	7.8%
Eliminations	(14)	(11)	(11)	22.6%	24.1%
Africa & Middle East	6,918	6,504	6,381	6.4%	8.4%
Enterprise	7,930	7,917	7,757	0.2%	2.2%
Totem	685	596	-	14.9%	-
International Carriers & Shared Services	1,540	1,513	1,515	1.7%	1.6%
Eliminations	(2,547)	(2,408)	(1,802)
Group total	43,471	43,195	42,522	0.6%	2.2%

(1)   Revenue from telecom activities (see Notes 1.2 and 4.1 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

Revenue by offer (1) (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Retail services (B2C+B2B) (2)	31,711	31,078	30,564	2.0%	3.8%
Convergent services	7,687	7,437	7,417	3.4%	3.6%
Mobile-only services	11,093	10,739	10,652	3.3%	4.1%
Fixed-only services	9,120	9,378	9,088	(2.7)%	0.4%
IT & integration services	3,811	3,524	3,407	8.1%	11.9%
Wholesale services	7,356	7,830	7,702	(6.1)%	(4.5)%
Equipment sales	3,254	3,124	3,070	4.2%	6.0%
Other revenues	1,150	1,163	1,186	(1.1)%	(3.1)%
Group total	43,471	43,195	42,522	0.6%	2.2%

(1)   Revenue from telecom activities (see Notes 1.2 and 4.1 to the Consolidated Financial Statements). The net banking income (NBI) of Mobile Financial Services is recognized in other operating income (see Note 4.2 to the Consolidated Financial Statements).

(2)   See Section 7.2.1 Financial glossary.

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In 2022, Orange group revenues totaled 43,471 million euros, an increase of 2.2% on a historical basis and 0.6% on a comparable basis with 2021.

Change on a historical basis

On a historical basis, the 2.2% increase in Group revenues between 2021 and 2022, i.e. an increase of 948 million euros, includes:

−    the favorable impact of changes in the scope of consolidation and other changes, which stand at 453 million euros and primarily include the effect of the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications) on September 30, 2021 for 375 million euros;

−    the positive effect of foreign exchange fluctuations, which amounted to 220 million euros, mainly resulting from (i) the favorable movement in the US dollar (for 196 million euros), the Guinean franc (for 112 million euros) and the Jordanian dinar (for 48 million euros) against the euro, (ii) partially offset by the unfavorable movement in the Egyptian pound (for 74 million euros) and the Polish zloty (for 66 million euros) against the euro;

−    the organic change on a comparable basis, i.e. an increase in revenues of 276 million euros.

Change on a comparable basis

On a comparable basis, the increase of 276 million euros, i.e. 0.6%, in Group revenues between 2021 and 2022 is mainly attributable to:

−    an increase of 354 million euros (up 3.3%) in Mobile-only services related to (i) strong growth in mobile services (prepaid and contracts) in nearly all Africa & Middle East countries, driven largely by growth in data services and, to a lesser extent, by the increase in mobile-only contracts in France, Belgium and Poland and for Enterprise services, (ii) partially offset by the decline in mobile-only services in Spain amid the continuing polarization of offers and the general shift of the market toward low-cost offers. With the end of Covid-19 restrictions, revenues from customer roaming have risen in all European countries, as well as for Enterprise services;

−    the increase of 287 million euros (up 8.1%) for IT & integration services, primarily for Enterprise services (driven by cybersecurity, Cloud and digital & data services), and to a lesser degree, in Poland;

−    the increase of 250 million euros (up 3.4%) in Convergent services, which grew in all European countries except Spain, where revenues were stable, and Romania; and

−    the growth of 130 million euros (up 4.2%) in Equipment sales in almost all countries in Europe (mainly driven by demand for more expensive mobile handsets) and for Enterprise services (due to the major NEO mobile equipment contract signed with the National Gendarmerie and the National Police in France).

These positive changes are partially offset by:

−    the decrease of 475 million euros (down 6.1%) in Wholesale services, mainly in France, and to a lesser degree in Europe (primarily in Poland, Belgium, Spain and Romania):

-     in France, the decline in wholesale services is mostly due to (i) the decline in unbundling revenues on the copper network, (ii) the decrease in FTTH line co-financing received from other carriers, and (iii) the decline in mobile and fixed interconnection (mainly due to regulatory cuts in mobile and fixed call termination rates), (iv) partially offset by the increase in FTTH lines leased to third-party carriers and maintenance activities on fiber optic networks,

-     in Europe, the contraction in wholesale services was essentially due to (i) regulatory decreases in mobile and fixed call termination rates, and (ii) the decline in international transit activity, particularly in Spain and Poland, (iii) partially offset by the increase in national roaming in Spain,

-     at Group level, the growth in visitor roaming revenues, which increased in all countries (except Senegal) with the end of Covid-19 restrictions, together with the growth of Totem’s activities, offset the decline in revenues from mobile virtual network operators (MVNOs) in Spain, France and Belgium;

−    the decrease of 258 million euros (down 2.7%) in Fixed-only services, primarily due to:

-     the downward trend in fixed-only narrowband services (conventional telephony) in France and, to a lesser degree, in other European countries (Poland, Romania) and in the Africa & Middle East countries, and

-     the decrease in fixed-only services for Enterprise services, linked to (i) the contraction in data services (mainly due to the general trend toward the transformation of service technologies, particularly internationally, and to a lesser extent, the drop in satellite broadcasting services), and (ii) the decline in voice services (with the downward trend in conventional fixed telephony),

-     partially offset by the growth of fixed-only broadband services in the Africa & Middle East countries (broadband and very high-speed broadband) and in France (in line with the increase in fiber optic offers); and

−    the decrease of 13 million euros (down 1.1%) in other revenues.

The analysis of the change in revenues by business segment is detailed in Section 3.1.3 Review by business segment.

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3.1.2.1.2      Number of telecom customers

Number of customers (at December 31, in thousands, at the end of the period)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	11,628	11,533	11,533	0.8%	0.8%
Mobile services
Number of mobile accesses (1) (3) (4)	241,855	228,448	228,448	5.9%	5.9%
o/w: Convergent customers mobile accesses	21,325	20,937	20,937	1.9%	1.9%
Mobile-only accesses (3) (4)	220,530	207,511	207,511	6.3%	6.3%
o/w: Contract customers mobile accesses (3)	94,015	86,356	86,356	8.9%	8.9%
Prepaid customers mobile accesses (4)	147,840	142,092	142,092	4.0%	4.0%
Fixed services
Number of fixed accesses (4)	45,358	46,559	46,559	(2.6)%	(2.6)%
Fixed retail accesses (4)	30,904	31,313	31,313	(1.3)%	(1.3)%
o/w: Fixed broadband accesses (4)	24,332	23,685	23,685	2.7%	2.7%
o/w: Very high-speed fixed broadband accesses	14,217	12,302	12,302	15.6%	15.6%
o/w: Convergent customers fixed accesses	11,628	11,533	11,533	0.8%	0.8%
Fixed-only accesses (4)	12,704	12,152	12,152	4.5%	4.5%
Fixed narrowband accesses	6,572	7,628	7,628	(13.8)%	(13.8)%
Fixed wholesale accesses	14,453	15,246	15,246	(5.2)%	(5.2)%
Group total (2) (3)	287,212	275,006	275,006	4.4%	4.4%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   Number of mobile and fixed service accesses.

(3)   At January 1, 2022, an extra fleet of M2M mobile SIM cards had been added to the mobile access base of the Enterprise operating segment, and thus of the Orange group. The 2021 operating data has been restated to reflect this change: the retroactive integration of this base represented around 4.33 million M2M mobile accesses at December 31, 2021.

(4)   At January 1, 2022, an internal transfer (between technologies) had been carried out in Egypt, from the mobile access base to the fixed broadband access base. The 2021 operating data has been restated to reflect this change: the retroactive transfer of this base represented around 194,000 accesses at December 31, 2021.

3.1.2.2     Group operating results

3.1.2.2.1      Group EBITDAaL

(at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
EBITDAaL	12,963	12,645	12,566	2.5%	3.2%
Telecom activities	13,080	12,775	12,696	2.4%	3.0%
EBITDAaL/Revenue from telecom activities	30.1%	29.6%	29.9%	0.5 pt	0.2 pt
Mobile Financial Services	(118)	(131)	(131)	10.0%	10.0%

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This section presents the transition from Group revenues to EBITDAaL by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	43,471	43,195	42,522	0.6%	2.2%
External purchases (1) (2)	(18,707)	(18,386)	(17,950)	1.7%	4.2%
Commercial expenses, equipment and content costs (1) (2)	(7,758)	(7,532)	(7,378)	3.0%	5.2%
Service fees and inter-operator costs (1)	(4,251)	(4,518)	(4,349)	(5.9)%	(2.2)%
Other network expenses and IT expenses (1)	(3,590)	(3,494)	(3,530)	2.7%	1.7%
Other external purchases (1) (2)	(3,108)	(2,843)	(2,693)	9.3%	15.4%
Other operating income and expenses (1) (2)	378	124	196	204.0%	93.6%
Labor expenses (1) (2)	(8,537)	(8,688)	(8,626)	(1.7)%	(1.0)%
Operating taxes and levies (1) (2)	(1,879)	(1,907)	(1,890)	(1.4)%	(0.6)%
Depreciation and amortization of financed assets	(107)	(84)	(84)	27.8%	27.8%
Depreciation and amortization of right-of-use assets	(1,507)	(1,487)	(1,481)	1.3%	1.7%
Impairment of right-of-use assets (2)	(1)	0	-	na	na
Interests on debts related to financed assets (3)	(3)	(1)	(1)	146.7%	146.7%
Interests on lease liabilities (3)	(145)	(121)	(120)	19.4%	20.9%
EBITDAaL (3)	12,963	12,645	12,566	2.5%	3.2%

(1)   See Section 7.2.1 Financial glossary.

(2)   Adjusted data (see Section 3.1.5 Financial indicators not defined by IFRS and Note 1 to the Consolidated Financial Statements).

(3)   Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

In 2022, the Orange group’s EBITDAaL amounted to 12,963 million euros (comprising 13,080 million euros from telecom activities and a loss of 118 million euros from Mobile Financial Services), up 3.2% on a historical basis and 2.5% on a comparable basis with 2021.

The ratio of EBITDAaL from telecom activities to revenues was 30.1% in 2022, an increase of 0.2 points on a historical basis and 0.5 points on a comparable basis with 2021.

Change on a historical basis

On a historical basis, the 3.2% increase in Group EBITDAaL between 2021 and 2022, i.e. an increase of 397 million euros, includes:

−    the positive effect of foreign exchange fluctuations, which amounted to 84 million euros, mainly resulting from the favorable movement in the US dollar and the Guinean franc against the euro, partially offset by the unfavorable movement in the Egyptian pound against the euro;

−    the unfavorable impact of changes in the scope of consolidation and other changes for 5 million euros; and

−    the organic change on a comparable basis, i.e. an increase of 318 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 2.5%, or 318 million euros, in Group EBITDAaL between 2021 and 2022 was mainly due to:

−    the increase of 0.6%, i.e. 276 million euros, in revenues;

−    the decrease of 5.9%, or 267 million euros, in service fees and inter-operator costs (see Section 7.2.1 Financial glossary), primarily as a result of (i) the general decrease in interconnection costs (particularly in France, Poland, Romania and Spain), linked on the one hand to the regulatory decreases in call termination rates in several countries (mainly in Europe and in France) and, on the other hand, to the general contraction in the historical activities of fixed and mobile wholesale and enterprise services, (ii) partially offset by the increase in network expenses in France and in Europe, notably due to customer migration to third-party very high-speed broadband networks;

−    the decrease of 36.2%, i.e. 208 million euros, in adjusted other operating expenses (see Section 7.2.1 Financial glossary and Note 5.2 to the Consolidated Financial Statements). This decrease is mainly due to (i) developments in various disputes over the year, and (ii) lower allowances and losses on trade receivables - telecom activities (see Notes 4.3 and 5.2 to the Consolidated Financial Statements), especially in Europe (Romania, Spain);

−    the decrease of 1.7%, i.e. 151 million euros, in adjusted labor expenses (see Section 7.2.1 Financial glossary), mainly due to the counter-effect of the recognition in 2021 of an expense of 172 million euros related to the Together 2021 Employee Shareholding Plan (see Note 6.3 to the Consolidated Financial Statements). Between the two periods, the average number of employees (full-time equivalent, see Section 7.2.1 Financial glossary) decreased by 3.0%, i.e. by 3,980 full-time equivalent employees (mainly in France, Poland and Spain). Wages and employee benefit expenses were virtually stable between the two periods, with the decrease in the average number of employees (full-time equivalent) of entities in France offsetting the effect of policies relating to employee wages in France and abroad;

−    the increase of 6.6%, i.e. 46 million euros, in adjusted other operating income (see Section 7.2.1 Financial glossary and Note 4.2 to the Consolidated Financial Statements), primarily due to the creation of Światlowód Inwestycje (FiberCo in Poland) at the end of August 2021 (re-invoicing of construction, supervision and leasing costs); and

−    secondarily, the decrease of 1.4%, i.e. 28 million euros, in adjusted operating taxes and levies payables (see Section 7.2.1 Financial glossary and Note 10.1 to the Consolidated Financial Statements), mainly in Spain.

These positive changes are partially offset by:

−    the increase of 9.3%, i.e. 265 million euros, in adjusted other external purchases (see Section 7.2.1 Financial Glossary), related to the resumption of travel and consulting and support missions (with the end of Covid-19 restrictions) and to higher vehicle energy costs (see Section 3.1.1.3 Significant events), and (ii) the increase in purchase for resale costs (growth of energy purchases in Poland, development of integration services and information technology for Enterprise services and roll-out of build-to-suit mobile sites in France);

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−    the increase of 3.0%, i.e. 227 million euros, in adjusted commercial expenses, equipment and content costs (see Section 7.2.1 Financial glossary), mainly due to (i) the rise in commercial expenses and equipment costs for Enterprise services (resulting from the major NEO contract signed with the National Gendarmerie and National Police in France), as well as in Africa & Middle East countries (with the expansion of Orange Money and general business growth) and Europe (linked to strong equipment sales momentum), particularly in Poland, and (ii) to a lesser extent, higher content costs;

−    the increase of 2.7%, i.e. 96 million euros, in other network expenses and IT expenses (see Section 7.2.1 Financial glossary), largely due to (i) higher energy access costs for fixed and mobile networks, mainly in Europe, the Africa & Middle East countries and for Totem (see Section 3.1.1.3 Significant events), and (ii) increased IT expenses for Enterprise services, (iii) partially offset by lower operating and maintenance expenses for the copper network in France; and

−    secondarily, (i) the increase of 27.8%, i.e. 23 million euros, in depreciation and amortization of financed assets in France (set-top boxes financed by a bank intermediary, see Note 8.5 to the Consolidated Financial Statements), (ii) the rise of 19.4%, i.e. 23 million euros, in interests on lease liabilities, and (iii) the increase of 1.3%, i.e. 20 million euros, in depreciation of right-of-use assets, mainly in France, due to the growing number of leased lines on third-party networks (FTTH), particularly with the creation in 2021 of a secondary market for co-financing and leased lines (see Note 9.1 to the Consolidated Financial Statements).

3.1.2.2.2      Group operating income

(at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis
Operating income	4,801	122	2,521
Telecom activities	5,000	303	2,702
Mobile Financial Services	(200)	(182)	(182)

This section presents the transition from EBITDAaL to Group operating income by type of expense, after presentation adjustments, as presented in Section 3.1.5.2 EBITDAaL and in Note 1 to the Consolidated Financial Statements.

(at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis
EBITDAaL	12,963	12,645	12,566
Significant litigation	(9)	(134)	(134)
Specific labor expenses	(372)	(1,276)	(1,276)
Review of fixed assets, investments and business portfolio	233	72	2,507
Restructuring programs costs	(177)	(421)	(422)
Acquisition and integration costs	(74)	(51)	(51)
Depreciation and amortization of fixed assets	(7,035)	(7,105)	(7,074)
Impairment of goodwill	(817)	(3,702)	(3,702)
Impairment of fixed assets	(56)	(16)	(17)
Share of profits (losses) of associates and joint ventures	(2)	(12)	3
Elimination of interests on debts related to financed assets (1)	3	1	1
Elimination of interests on lease liabilities (1)	145	121	120
Operating income	4,801	122	2,521

(1)   Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

In 2022, Orange group operating income amounted to 4,801 million euros (of which 5,000 million euros from telecom activities and a loss of 200 million euros from Mobile Financial Services), an increase of 2,280 million euros on a historical basis and 4,679 million euros on a comparable basis with 2021.

Change on a historical basis

On a historical basis, the 90.4% increase in Group operating income between 2021 and 2022, i.e. an increase of 2,280 million euros, includes:

−    the unfavorable impact of changes in the scope of consolidation and other changes of 2,481 million euros, mainly corresponding to the loss of exclusive control over:

-     Orange Concessions for 2,177 million euros, following the disposal of 50% of the capital and the application of equity accounting on November 3, 2021 (primarily the gain of 2,124 million euros recognized in the review of fixed assets, investments and business portfolio in 2021, see Note 3.2 to the Consolidated Financial Statements), and

-     Światlowód Inwestycje (FiberCo in Poland), through the disposal of 50% of the capital and the application of equity accounting on August 31, 2021 (primarily the gain of 340 million euros recognized in the review of fixed assets, investments and business portfolio in 2021, see Note 3.2 to the Consolidated Financial Statements);

−    the positive effect of foreign exchange fluctuations of 81 million euros, mainly resulting from the performance of the US dollar and the Guinean franc against the euro; and

−    the organic change on a comparable basis, i.e. an increase of 4,679 million euros in operating income.

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Change on a comparable basis

On a comparable basis, the increase of 4,679 million euros in Group operating income between 2021 and 2022 was mainly due to:

−    the decrease of 2,885 million euros in the impairment of goodwill (see Note 7 to the Consolidated Financial Statements), essentially as a result of:

-     the counter-effect of the recognition in 2021 of goodwill impairment of 3,702 million euros for Spain. At December 31, 2021, Spain’s business plan had been significantly revised downward compared with the one used at December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenues per user) and (ii) uncertainty surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery), and

-     the recognition in 2022 of goodwill impairment of 789 million euros for Romania. This impairment mainly reflects (i) a significant increase in the discount rate due to changes in market assumptions, (ii) increased competitive pressure, and (iii) the downward revision of the business plan compared with the one used at December 31, 2021, particularly in the first few years;

−    the decrease of 895 million euros in the expense recognized for the French part-time for seniors plans (relating to agreements for the employment of older workers in France) and related premiums, mainly due to (i) the counter-effect of the recognition in 2021 of an expense of 1,225 million euros for the renewal of the part-time for seniors plan under the inter-generational agreement for the period 2022-2024 (see Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the expense of 367 million euros recognized in 2022, largely because of how successful these plans have been with employees;

−    the increase of 318 million euros in EBITDAaL;

−    the decrease of 244 million euros in restructuring programs costs, mainly concerning (i) the counter-effect of the recognition in 2021 of restructuring costs in Spain (employee departure plans and store closures, see Note 5.3 to the Consolidated Financial Statements), and (ii) to a lesser degree, the decline in impairment losses on right-of-use assets for shared services (primarily related to lease property restructuring, see Note 9.1 to the Consolidated Financial Statements);

−    the increase of 162 million euros in the proceeds from the review of fixed assets, investments and business portfolio, mainly due to (i) the higher gain on disposal of fixed assets (see Note 8.1 to the Consolidated Financial Statements) in the Africa & Middle East countries (principally in connection with the disposal of assets in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire), as well as for Shared Services and Poland (under programs for the optimization of real estate assets), and (ii) the gain on disposal of 77 million euros related to the remeasurement at fair value of Deezer assets following the merger of Deezer with the SPAC I2PO and the IPO of the new entity (see Section 3.1.1.3 Significant events); and

−    to a lesser degree, (i) the counter-effect of the recognition in 2021 of a net expense on significant litigation of 134 million euros, and (ii) the decrease of 69 million euros in depreciation and amortization of fixed assets (see Note 8.2 to the Consolidated Financial Statements), mainly due to the effect of extending the depreciation period for the copper network in France;

−    partially offset by the recognition in 2022 of impairment of fixed assets for 56 million euros (see Note 8.3 to the Consolidated Financial Statements), particularly for Mobile Financial Services due to the deterioration of the business plan (see Note 7 to the Consolidated Financial Statements).

3.1.2.3     Group net income

(at December 31, in millions of euros)	2022	2021 on a historical basis
Operating income	4,801	2,521
Cost of gross financial debt excluding financed assets	(775)	(829)
Interests on debts related to financed assets (1)	(3)	(1)
Gains (losses) on assets contributing to net financial debt	48	(3)
Foreign exchange gain (loss)	(97)	65
Interests on lease liabilities (1)	(145)	(120)
Other net financial expenses	52	106
Finance costs, net	(920)	(782)
Income taxes	(1,265)	(962)
Consolidated net income	2,617	778
Net income attributable to owners of the parent company	2,146	233
Net income attributable to non-controlling interests	471	545

(1)   Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

The consolidated net income of the Orange group totaled 2,617 million euros in 2022, compared with 778 million euros in 2021, i.e. an increase of 1,839 million euros. This change is due to the increase of 2,280 million euros in operating income on a historical basis, partially offset by (i) the increase of 303 million euros in income tax and (ii) the deterioration of 138 million euros in finance costs, net.

The increase of 303 million euros in income tax (see Note 10.2 to the Consolidated Financial Statements) between the two periods primarily stems from:

−    the change in the income tax expense of the Orange SA tax consolidation group, essentially due to:

-     the counter-effect of the recognition in 2021 of current tax income of 376 million euros relating to the reassessment of an income tax expense recognized in prior periods, and

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-     the performance of Orange SA tax consolidation group entities, which includes the counter-effect of the recognition in 2021 of income of 316 million euros in deferred tax assets for the renewal of the French part-time for seniors plans (relating to agreements for the employment of older workers in France) as part of the intergenerational agreement for the period 2022-2024;

−    partially offset by (i) the counter-effect of the recognition in 2021 of a deferred tax liability of 188 million euros in the United Kingdom for the Orange brand following the change in the tax rate, and (ii) the change in future prospects for the recoverability of deferred tax assets in Spain between the two periods (with income of 53 million euros in 2022, compared with an expense of 162 million euros in 2021).

The year-on-year deterioration of 138 million euros in finance costs, net (see Note 13.2 to the Consolidated Financial Statements) was essentially due to:

−    the deterioration in foreign exchange gains, primarily related to (i) the effect of derivatives (cross currency swaps) set up by the Group to hedge its economic exposure on subordinated notes issued in pounds sterling (see Note 15.4 to the Consolidated Financial Statements), and (ii) the revaluation of bank loans denominated in US dollars at Orange Egypt (see Note 13.6 to the Consolidated Financial Statements), linked mainly to the effect of the devaluation of the Egyptian pound against the US dollar; and

−    to a lesser degree, the decrease in other net financial expenses and the increase in interests on lease liabilities;

−    partially offset by (i) the improvement in the cost of gross financial debt excluding financed assets, and (ii) the increase in gains (losses) on assets contributing to net financial debt.

Net income attributable to non-controlling interests amounted to 471 million euros in 2022, compared with 545 million euros in 2021 (see Note 15.6 to the Consolidated Financial Statements). After taking into account net income attributable to non-controlling interests, net income attributable to owners of the parent company totaled 2,146 million euros in 2022, compared with 233 million euros in 2021, an increase of 1,913 million euros.

3.1.2.4     Group comprehensive income

The transition from Group consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income.

3.1.2.5     Group capital expenditure

Investments in property, plant and equipment and intangible assets (1) (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
eCAPEX	7,371	7,426	7,660	(0.7)%	(3.8)%
Elimination of proceeds from sales of property, plant and equipment and intangible assets (2)	347	183	163	89.6%	113.1%
Telecommunication licenses	1,060	929	926	14.1%	14.4%
Financed assets (3)	229	40	40	467.8%	467.8%
Group total	9,007	8,579	8,789	5.0%	2.5%

(1)   See Notes 1.6 and 8 to the Consolidated Financial Statements. For more information on the transition from economic CAPEX (eCAPEX) to Group’s investments in property, plant and equipment and intangible assets, see Section 3.1.5.3 eCAPEX.

(2)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(3)   Financed assets include set-top boxes in France, which are financed by an intermediary bank and meet the standard criterion for the definition of property, plant and equipment according to IAS 16 (see Note 8.5 to the Consolidated Financial Statements).

On a historical basis, the change in the Group’s investments in property, plant and equipment and intangible assets between 2021 and 2022 includes the effect of the loss of exclusive control over Orange Concessions for 253 million euros, following the disposal of 50% of the capital and the application of equity accounting on November 3, 2021.

On a comparable basis, the Group’s investments in property, plant and equipment and intangible assets rose between 2021 and 2022, driven by (i) the growth in capital expenditure related to financed assets, (ii) the increase in expenditure on telecommunication licenses, and (iii) the growth in investments in property, plant and equipment and intangible assets excluding telecommunication licenses.

The Group’s financial investments (see Section 7.2.1 Financial glossary) are described in Section 3.1.4 Cash flow, equity and financial debt.

3.1.2.5.1      Capital expenditure

3.1.2.5.1.1       Economic CAPEX

(at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
eCAPEX	7,371	7,426	7,660	(0.7)%	(3.8)%
Telecom activities	7,335	7,402	7,636	(0.9)%	(3.9)%
eCAPEX/Revenue from telecom activities	16.9%	17.1%	18.0%	(0.3 pt)	(1.1 pt)
Mobile Financial Services	35	24	24	48.0%	48.0%

In 2022, the Orange group’s economic CAPEX amounted to 7,371 million euros (including 7,335 million euros for telecom activities and 35 million euros for Mobile Financial Services). The ratio of economic CAPEX to revenue from telecom activities was 16.9% in 2021, a fall of 1.1 percentage points on a historical basis and 0.3 percentage points on a comparable basis with 2021.

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Change on a historical basis

On a historical basis, the 3.8% decrease in Group economic CAPEX between 2021 and 2022, i.e. a decrease of 289 million euros, can be explained by:

−    (i) the negative impact of changes in the scope of consolidation and other changes for 248 million euros, primarily corresponding to the effect of the loss of exclusive control over Orange Concessions for 253 million euros, following the disposal of 50% of the capital and the application of equity accounting on November 3, 2021, (ii) partially offset by the positive effect of foreign exchange fluctuations of 14 million euros; and

−    the organic change on a comparable basis, i.e. a decrease of 56 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 56 million euros in the Group’s economic CAPEX between 2021 and 2022, a decline of 0.7%, is mainly attributable to:

−    the sharp decline in gross investment in very high-speed broadband fixed networks (FTTH), mainly in France, and to a lesser degree in Europe (Poland, Spain), after the major roll-outs of recent years. At December 31, 2022, the Group had 64.9 million households connectable to FTTH worldwide (up 14.8% year on year), including 33.5 million in France, 16.4 million in Spain, 11.8 million in other European countries and 3.2 million in Africa & Middle East countries. The total number of households connectable to all very high-speed broadband networks (FTTH and cabled networks) totaled 66.7 million at December 31, 2022;

−    the decrease in capital expenditure on legacy fixed and mobile networks in France, in line with the gradual migration of customers to very high-speed broadband fixed and mobile networks (FTTH and 4G/5G);

−    the increase in disposals of fixed assets, mainly (i) in Africa & Middle East countries, mainly resulting from the disposal of assets in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire, and (ii) in France, in connection with asset rotation due to the marketing of fiber optic networks;

−    the decline in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, primarily in France, in connection with the decrease in financed assets (also recognized in investments in property, plant and equipment and intangible assets), and to a lesser extent in Spain;

−    partially offset by:

-     the decrease in co-financing received in France. Regarding the fiber optic roll-out, the Group’s investments benefit from co-financing received from third-party operators and subsidies which reduce economic CAPEX,

-     the growth of investments in very high-speed broadband mobile networks (4G/5G), mainly driven by 5G in France and Spain (see Section 3.1.1.3 Significant events), and by 4G in Africa & Middle East countries, and

-     the increase in investments (i) related to IT and customer service platforms, primarily in France, and (ii) in network real estate, stores and other assets, principally in Romania and Poland.

3.1.2.5.1.2       Telecommunication licenses

Capital expenditure relating to telecommunication licenses includes the acquisition and renewal of telecommunication licenses and the capitalization of associated spectrum fees (see Notes 8.4 and 16.1 to the Consolidated Financial Statements). Telecommunication licenses may, in some cases, give rise to annual fees recognized as operating taxes and levies payables in the Consolidated income statement (see Note 10.1 to the Consolidated Financial Statements).

In 2022, capital expenditure relating to telecommunication licenses totaled 1,060 million euros and mainly concerned (i) Romania for 319 million euros, with the acquisition of 5G licenses in the 700 MHz, 1500 MHz and 3400-3800 MHz frequency bands, (ii) Egypt for 311 million euros, with the acquisition of 4G licenses in the 2600 MHz frequency band, (iii) Belgium for 254 million euros, mainly in the general context of the acquisition of 5G licenses and the renewal of the existing 2G/3G spectrum in the 700 MHz, 900 MHz, 1400 MHz, 1800 MHz, 2100 MHz and 3600 MHz frequency bands, (iv) Poland for 75 million euros, with the renewal of 4G licenses, and Jordan for 67 million euros with the acquisition of 5G licenses in the 3500 MHz frequency band.

In 2021, capital expenditure relating to telecommunication licenses totaled 926 million euros on a historical basis. This mostly concerned (i) Spain for 618 million euros, mainly with the acquisition of 5G licenses for 611 million euros (including two blocks of 10 MHz spectrum in the 700 MHz frequency band), (ii) France for 264 million euros (corresponding to the renewal of 2G licenses for 207 million euros and 3G licenses for 57 million euros), and (iii) Belgium for 22 million euros.

3.1.2.5.2      Investment commitments

Investment commitments are set out in Note 16 to the Consolidated Financial Statements.

3.1.2.5.3      Investment projects

As part of the new Lead the Future strategic plan (see Section 1.2.3 The Orange group strategy), Orange is aiming for more discipline with its capital expenditure (excluding current or future acquisitions) by 2025. The Group’s investments have reached a peak; therefore, the Group is seeking to reduce the ratio of economic CAPEX to revenue from telecom activities to around 15%, starting in 2023 and continuing over the lifetime of the strategic plan. This slower pace of investment mostly applies to France and countries in Europe where most of the fiber optic investments have already been made. However, Orange will continue to invest to strengthen its network leadership. The Group’s objective remains the same: to continue prioritizing its investments and its disposals of non-strategic assets based on the expected value creation.

The Group will focus on its core business, confirming its leadership while further upgrading its infrastructure based on new fixed and mobile network technologies (FTTH and 5G in particular, see Section 3.1.1.3 Significant events), taking advantage of its data in partnership with major Cloud and artificial intelligence (AI) players and rolling out better-performing IT infrastructure (Data centers, information systems for the next-generation supply chain, etc.). The Group will make increasing use of data and AI to set up a new industrial model for network management that is more efficient, resilient and powerful. "Network Integration Factories" will also accelerate the automation and virtualization of network management, as well as the provision of new services. Focusing efforts on optimizing network efficiency will help deliver better financial performance, more flexibility for customers and a smaller carbon footprint.

For the fixed network, whether using own infrastructure or third-party networks via co-financing or optimized leasing, Orange has high ambitions when it comes to marketing its fiber optic offers. As for FTTH infrastructure, Orange will continue to invest directly to meet its commitments, particularly in France’s medium-density areas (AMII (appel à manifestation d’intérêt d’investissement - Call for Investment Intentions)). By 2025, the Group plans to extend its own infrastructure by rolling out an additional 5 million FTTH connections in France and countries in Europe, where investment has already peaked, and an additional 2 million FTTH connections in Africa & Middle East countries. Conversely, to continue the industrial effort in certain areas while controlling its investments, Orange will rely on its FiberCos, such as Orange Concessions, which brings together the FTTH connections of the Public Initiative Networks (PIN) in France. These FTTH roll-outs make it possible to accelerate the decommissioning of the copper network in France, which should be completed by around 2030 (see Section 1.4.1 Operating activities - France). In Poland, Orange has joined forces with the APG group as part of the Światlowód Inwestycje joint venture. This FiberCo aims to support fiber optic roll-out in areas of Poland where access to very high-speed broadband infrastructure is limited or non-existent, while sharing the investment costs.

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On the mobile network, following on from previous commercial launches (see Section 3.1.1.3 Significant events), the Group will continue to extend 5G, which offers lower latency and enables network slicing, i.e. the prioritization of certain network slices to cover critical uses or specific needs. More generally, to optimize the roll-out of its mobile infrastructure, in terms of rhythm, coverage and financial capacity, Orange will continue to develop network sharing agreements (such as those already in place in Spain and in Belgium). In addition, Orange will accelerate the development of its passive mobile infrastructure in Europe via Totem, the Group’s European TowerCo (see Section 3.1.1.3 Significant events). Operational since the end of 2021, Totem is poised to become a key player in the sector’s consolidation in Europe. Its goals are to expand in the European market beyond France and Spain and to improve the lease rate per tenant of its sites by 2026. Lastly, Orange will continue to transform its mobile networks with the gradual shutdown of 2G and 3G networks in all European countries by 2030 (see Section 3.1.1.3 Significant events).

Countries in Africa & Middle East, a fast-growing region, will remain central to the Group’s strategy for 2025. Orange will continue to invest in the roll-out of fixed (FTTH) and mobile (4G/5G) networks to drive earnings growth and cement its position as a leading digital partner. Orange will also speed up the transformation of Orange Money to pivot to a digital platform model that will offer services other than transfer and payment. Lastly, as part of the continent’s digital inclusion, the Group will strengthen its local ties and build on its position as a multi-service operator by continuing to roll out its Orange Digital Centers (see Section 3.1.1.3 Significant events).

Enterprise services, one of the pillars of the new strategic plan (see Section 3.1.1.3 Significant events), will be reorganized by geographic region to better meet customer expectations. The Group will continue to shift its center of gravity toward IT, the Cloud, data, service integration and cybersecurity to become a value-generating service orchestrator. This shift in direction will be enabled by (i) accelerating the internal transformation of networks and modes of operation by geographic region, while maintaining the level of investment, (ii) continuing the migration of customer networks to software to meet the needs of companies concerned with making their networks more reliable and optimizing their connectivity costs, with, among other things, the development of SD-WAN technology (Software-Defined Wide Area Network, see Section 3.1.1.3 Significant events), and (iii) positioning itself as a trusted partner with the development of cybersecurity offers.

To meet the growing needs of international connectivity, Orange will also continue to invest in submarine cable projects in regions where Orange has a strong presence (see Section 3.1.1.3 Significant events).

In Mobile Financial Services in Europe, Orange Bank plans to diversify its product portfolio (loans, insurance, specific digital banking offers) while optimizing its IT infrastructure by setting up a common pan-European banking platform in France and Spain. Ultimately, this transformation should improve agility and generate significant savings.

See also Section 1.2.3 The Orange group strategy.

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3.1.3      Review by business segment

The following table presents the Orange group’s main operating data (financial data and workforce information) by segment for fiscal years 2022 and 2021 on a comparable basis and 2021 on a historical basis.

For more details on segment information, see Note 1 to the Consolidated Financial Statements.

Fiscal years ended December 31 (in millions of euros)	France				Europe	Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Europe total
2022
Revenues	17,983	4,647	6,329	(14)	10,962	6,918
EBITDAaL	6,645	1,111	1,662	-	2,772	2,584
Operating income	3,361	12	(190)	-	(177)	1,665
eCAPEX	3,429	863	1,020	-	1,883	1,271
Telecommunication licenses	9	10	664	-	674	377
Average number of employees	46,282	6,168	21,437	-	27,605	14,436
2021 - Data on a comparable basis
Revenues	18,175	4,720	6,189	(11)	10,898	6,504
EBITDAaL	6,620	1,157	1,570	-	2,728	2,322
Operating income	2,502	(3,790)	417	-	(3,373)	1,338
eCAPEX	3,794	950	926	-	1,876	1,079
Telecommunication licenses	264	618	32	-	650	15
Average number of employees	49,332	6,564	22,413	-	28,977	14,474
2021 - Data on a historical basis
Revenues	18,092	4,720	5,870	(11)	10,579	6,381
EBITDAaL	6,867	1,251	1,579	-	2,830	2,265
Operating income	2,653	(3,724)	791	-	(2,933)	1,291
eCAPEX	4,117	980	913	-	1,893	1,064
Telecommunication licenses	264	618	32	-	650	12
Average number of employees	49,447	6,589	19,755	-	26,345	14,474

(1)   For 2021, the historical data for Totem are included in the business segments of France, Spain and, to a very limited extent, International Carriers & Shared Services (see Section 3.1 Review of the Group’s financial position and results and Note 1.1 to the Consolidated Financial Statements).

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Enterprise	Totem (1)	International Carriers & Shared Services	Eliminations telecom activities	Total telecom activities	Mobile Financial Services	Eliminations Group	Group total

7,930	685	1,540	(2,538)	43,480	-	(9)	43,471
804	371	(96)	-	13,080	(118)	1	12,963
317	252	(417)	-	5,000	(200)	1	4,801
332	142	278	-	7,335	35	-	7,371
-	-	-	-	1,060	-	-	1,060
28,786	165	12,134	-	129,406	902	-	130,307

7,917	596	1,513	(2,400)	43,202	-	(7)	43,195
990	352	(237)	-	12,775	(131)	1	12,645
494	232	(890)	-	303	(182)	1	122
326	84	243	-	7,402	24	-	7,426
-	-	-	-	929	-	-	929
28,088	75	12,398	-	133,344	943	-	134,287

7,757	-	1,515	(1,795)	42,530	-	(7)	42,522
970	-	(237)	-	12,696	(131)	1	12,566
474	-	1,217	-	2,702	(182)	1	2,521
318	-	243	-	7,636	24	-	7,660
-	-	-	-	926	-	-	926
28,143	-	12,650	-	131,059	943	-	132,002

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3.1.3.1     France

France (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	17,983	18,175	18,092	(1.1)%	(0.6)%
EBITDAaL	6,645	6,620	6,867	0.4%	(3.2)%
EBITDAaL/Revenue	37.0%	36.4%	38.0%	0.5 pt	(1.0 pt)
Operating income	3,361	2,502	2,653	34.3%	26.7%
eCAPEX	3,429	3,794	4,117	(9.6)%	(16.7)%
eCAPEX/Revenue	19.1%	20.9%	22.8%	(1.8 pt)	(3.7 pt)
Telecommunication licenses (1)	9	264	264	(96.8)%	(96.8)%
Average number of employees	46,282	49,332	49,447	(6.2)%	(6.4)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

3.1.3.1.1      Revenue - France

France (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	17,983	18,175	18,092	(1.1)%	(0.6)%
Retail services (B2C+B2B)	10,976	10,846	10,846	1.2%	1.2%
Convergent services	4,857	4,697	4,697	3.4%	3.4%
Mobile-only services	2,332	2,276	2,276	2.4%	2.4%
Fixed-only services	3,787	3,872	3,872	(2.2)%	(2.2)%
Fixed-only broadband services	2,955	2,869	2,862	3.0%	3.3%
Fixed-only narrowband services	831	1,003	1,010	(17.1)%	(17.7)%
Wholesale services	4,938	5,288	5,313	(6.6)%	(7.1)%
Equipment sales	1,323	1,270	1,226	4.2%	7.9%
Other revenues	746	772	708	(3.4)%	5.4%

Change on a historical basis

On a historical basis, the decrease of 109 million euros in revenues from France between 2021 and 2022 includes (i) the positive impact of changes in the scope of consolidation and other changes of 83 million euros, and (ii) the organic change on a comparable basis i.e. a decrease in revenues of 193 million euros.

Change on a comparable basis

On a comparable basis, the decrease of 193 million euros, i.e. 1.1%, in revenues from France between 2021 and 2022 can mainly be explained by (i) the decrease in services to carriers and, to a lesser degree, by the decrease in conventional telephony services (narrowband), (ii) partially offset by the increase in convergent services and in fixed-only broadband services, and by the growth in mobile-only services and equipment sales.

In detail, the decrease of 193 million euros in revenues from France between the two periods is primarily related to:

−    the decrease of 350 million euros in Wholesale services, primarily related to (i) the decline in unbundling revenues on the copper network, (ii) the decrease in FTTH line co-financing received from other carriers, and (iii) to a lesser extent, the decline in mobile and fixed interconnection (mainly due to regulatory cuts in mobile and fixed call termination rates), (iv) partially offset by the increase in FTTH lines leased to third-party carriers and maintenance activities on fiber optic networks, as well as the recovery of visitor roaming; and

−    the decline in Fixed-only narrowband services, due to the downward trend in conventional telephony revenues (down 17.1%, i.e. a decrease of 171 million euros), linked to customer migration to fixed broadband (FTTH) and convergent offers.

This decrease is partially offset by:

−    the increase of 160 million euros in revenues from Convergent services, which continued to rise, with 0.8% growth in the convergent customer base year on year. This growth in volume was also accompanied by growth in value. The 12-month convergent ARPO (see Section 7.2.1 Financial glossary) grew by 2.2% between 2021 and 2022, driven by (i) a favorable mix effect, with higher-value convergent offers, notably thanks to fiber, and (ii) a return to growth of revenues from out of bundle roaming with the recovery of travel and tourism. Furthermore, the number of mobile phones in households continues to grow, with 10.1 million convergent mobile customers at December 31, 2022 (up 1.8% year-on-year), i.e. 1.7 mobile accesses per convergent customer;

−    the growth of Fixed-only broadband services (which rose by 86 million euros, i.e. 3.0%), due to (i) the 1.8% growth in the fixed-only broadband access base year on year, and (ii) the 0.5% growth in 12-month fixed-only broadband ARPO (see Section 7.2.1 Financial glossary) between the two periods;

−    the increase of 55 million euros from Mobile-only services, driven by (i) the 0.4% increase in 12-month mobile-only ARPO (see Section 7.2.1 Financial glossary) between the two periods, and (ii) the 0.4% increase in the mobile-only accesses base; and

−    the 53 million euro increase in Equipment sales, related to demand for more expensive mobile handsets.

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3.1.3.1.2      EBITDAaL - France

Change on a historical basis

On a historical basis, the decrease of 222 million euros in EBITDAaL from France between 2021 and 2022 can be explained by (i) the negative impact of changes in the scope of consolidation and other changes of 247 million euros, mainly as a result of the operational launch of Totem at the end of 2021 for 257 million euros (see Section 3.1.1.3 Significant events), (ii) partially offset by the organic change on a comparable basis, i.e. an increase of 25 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 25 million euros in EBITDAaL in France between 2021 and 2022 is mainly attributable to:

−    first, the decrease in labor expenses, primarily because of (i) the counter-effect of the recognition in 2021 of the expense relating to the Together 2021 Employee Shareholding Plan (see Note 6.3 to the Consolidated Financial Statements), and (ii) the reduction in the average number of employees (full-time equivalent) between the two periods;

−    second, (i) the decline in other network expenses and IT expenses, due to lower volumes of customer fiber optic connections between the two periods and the reduction in operating and maintenance expenses for the copper network, and (ii) the decrease in real estate expenses, due in particular to plans for the optimization of real estate assets aimed at rationalizing the real estate portfolio;

−    partially offset by (i) the decline of 193 million euros in revenues, (ii) the increase in depreciation and amortization of right-of-use assets, essentially due to the growing number of leased lines on third-party networks (FTTH), particularly with the creation in 2021 of a secondary market for co-financed and leased lines, and (iii) the increase in commercial expenses, equipment and content costs (net of capitalized production), reflecting the growth in equipment sales.

3.1.3.1.3      Operating income - France

Change on a historical basis

On a historical basis, the increase of 708 million euros in operating income from France between 2021 and 2022 includes (i) the negative impact of changes in the scope of consolidation and other changes of 151 million euros, mainly as a result of the operational launch of Totem at the end of 2021 for 168 million euros (see Section 3.1.1.3 Significant events), and (ii) the organic change on a comparable basis, i.e. an increase of 859 million euros in operating income.

Change on a comparable basis

On a comparable basis, the rise of 859 million euros in operating income in France between 2021 and 2022 is largely attributable to:

−    the decline of 629 million euros in specific labor expenses. This decrease mainly stems from the change in the expense recognized for the French part-time for seniors plans (relating to agreements for the employment of older workers in France) and related premiums, primarily due to (i) the counter-effect of the recognition in 2021 of the expense for the renewal of the part-time for seniors plan under the inter-generational agreement for the period 2022-2024 (see Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the expense recognized in 2022, largely because of how successful these plans have been with employees; and

−    to a lesser degree, (i) the counter-effect of the recognition in 2021 of a net expense on significant litigation of 128 million euros, following the reassessment of the various litigation risks, (ii) the decrease of 76 million euros in depreciation and amortization of fixed assets, mainly due to the impact of extending the depreciation period for the copper network (see Note 8.5 to the Consolidated Financial Statements), and (iii) the 25 million euro increase in EBITDAaL.

3.1.3.1.4      Economic CAPEX - France

Change on a historical basis

On a historical basis, the decrease of 688 million euros in economic CAPEX in France between 2021 and 2022 is attributable to:

−    the negative effect of changes in the scope of consolidation and other changes for 323 million euros, essentially due to (i) the effect of the loss of exclusive control over Orange Concessions for 253 million euros, following the disposal of 50% of the capital and the application of equity accounting on November 3, 2021, and (ii) the operational launch of Totem at the end of 2021 for 51 million euros (see Section 3.1.1.3 Significant events); and

−    the organic change on a comparable basis, i.e. a decrease of 365 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 365 million euros in economic CAPEX in France between 2021 and 2022 is mainly attributable to:

−    the sharp decline in investment in very high-speed broadband fixed networks (FTTH), after the significant investments made in recent years;

−    the decrease in capital expenditure on legacy fixed and mobile networks, particularly with the gradual migration of customers to very high-speed broadband fixed and mobile networks (FTTH and 4G/5G);

−    the increase in disposals of fixed assets, linked in particular to asset rotation due to the marketing of fiber optic networks; and

−    the decrease in economic CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, notably in connection with the decrease in financed assets (also recognized in investments in property, plant and equipment and intangible assets);

−    partially offset by the decline in co-financing received from third-party carriers and the growth of investments in very high-speed broadband mobile networks (4G/5G).

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3.1.3.1.5      Additional information - France

France (at December 31, in thousands, at the end of the period)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,955	5,905	5,905	0.8%	0.8%
12-month convergent ARPO (in euros) (2)	71.1	69.6	69.6	2.2%	2.2%
Mobile services
Number of mobile accesses (1)	22,008	21,785	21,785	1.0%	1.0%
o/w: Convergent customers mobile accesses	10,149	9,968	9,968	1.8%	1.8%
Mobile-only accesses	11,859	11,817	11,817	0.4%	0.4%
o/w: Contract customers mobile accesses	20,635	20,055	20,055	2.9%	2.9%
Prepaid customers mobile accesses	1,373	1,730	1,730	(20.7)%	(20.7)%
12-month mobile-only ARPO (in euros) (2)	17.1	17.0	17.0	0.4%	0.4%
Fixed services
Number of fixed accesses	28,288	29,431	29,431	(3.9)%	(3.9)%
Fixed retail accesses	15,174	15,543	15,543	(2.4)%	(2.4)%
o/w: Fixed broadband accesses	12,425	12,260	12,260	1.3%	1.3%
o/w: Very high-speed fixed broadband accesses	7,170	5,947	5,947	20.6%	20.6%
o/w: Convergent customers fixed accesses	5,955	5,905	5,905	0.8%	0.8%
Fixed-only accesses	6,471	6,355	6,355	1.8%	1.8%
12-month fixed-only broadband ARPO (in euros) (2)	36.0	35.8	35.8	0.5%	0.5%
o/w: Fixed narrowband accesses	2,748	3,283	3,283	(16.3)%	(16.3)%
o/w: PSTN accesses	2,716	3,249	3,249	(16.4)%	(16.4)%
Other fixed accesses	32	34	34	(6.0)%	(6.0)%
Fixed wholesale accesses	13,114	13,889	13,889	(5.6)%	(5.6)%
o/w: FTTH accesses	6,260	5,217	5,217	20.0%	20.0%
Copper accesses	6,854	8,671	8,671	(21.0)%	(21.0)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   See Section 7.2.1 Financial glossary.

Between 2021 and 2022, the customer base proved resilient in an environment that remains very competitive.

The total mobile access base grew by 1.0% year-on-year, with 22 million customers at December 31, 2022. Contract offers grew 2.9% year-on-year, reflecting both (i) the growth in premium services, driven by Open convergent offers (which reached 10.1 million customers at December 31, 2022), (ii) the increase in Sosh brand offers, and, to a lesser degree, (iii) the increase in offers for SMEs. Sosh services had a total of 4.5 million customers at December 31, 2022, up 2.6% year-on-year. Prepaid offers remain structurally in decline, having fallen by 20.7%. In addition, there were 17.5 million 4G customers at December 31, 2022, an increase of 3.0% year-on-year.

The total fixed broadband access base increased by 1.3% year-on-year to reach 12.4 million customers at December 31, 2022. This growth is mainly driven by (i) the dynamism of fiber optic offers, with a total customer base of 7.2 million at December 31, 2022, up 20.6% year on year, and (ii) to a lesser degree, the continued growth of convergent offers, which grew by 0.8%, with 6.0 million customers at December 31, 2022. Moreover, 7.9 million customers had subscribed to IPTV and satellite TV offers at December 31, 2022. Fixed accesses sold to other carriers (wholesale) decreased by 5.6% year-on-year, due to the structural decrease in the activity and migration from copper accesses (down 21.0% year-on-year) to very high-speed broadband accesses (up 20.0% year-on-year).

3.1.3.2     Europe

Europe (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	10,962	10,898	10,579	0.6%	3.6%
EBITDAaL	2,772	2,728	2,830	1.6%	(2.0)%
EBITDAaL/Revenue	25.3%	25.0%	26.7%	0.3 pt	(1.5 pt)
Operating income	(177)	(3,373)	(2,933)	94.7%	93.9%
eCAPEX	1,883	1,876	1,893	0.4%	(0.5)%
eCAPEX/Revenue	17.2%	17.2%	17.9%	(0.0 pt)	(0.7 pt)
Telecommunication licenses (1)	674	650	650	3.6%	3.6%
Average number of employees	27,605	28,977	26,345	(4.7)%	4.8%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

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3.1.3.2.1      Revenue - Europe

Europe (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	10,962	10,898	10,579	0.6%	3.6%
Retail services (B2C+B2B)	7,388	7,278	7,046	1.5%	4.9%
Convergent services	2,830	2,740	2,720	3.3%	4.0%
Mobile-only services	2,869	2,890	2,887	(0.7)%	(0.6)%
Fixed-only services	1,219	1,252	1,087	(2.7)%	12.1%
IT & integration services	471	396	352	19.1%	33.9%
Wholesale services	1,828	1,965	1,886	(7.0)%	(3.1)%
Equipment sales	1,559	1,500	1,490	4.0%	4.6%
Other revenues	187	155	157	20.5%	18.9%

Europe (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	10,962	10,898	10,579	0.6%	3.6%
Spain	4,647	4,720	4,720	(1.5)%	(1.5)%
Poland	2,666	2,546	2,613	4.7%	2.0%
Belgium & Luxembourg	1,391	1,363	1,363	2.0%	2.0%
Central Europe (1)	2,280	2,289	1,904	(0.4)%	19.7%
Eliminations	(22)	(22)	(22)

(1)   Central Europe: entities in Moldova, Romania and Slovakia.

Change on a historical basis

On a historical basis, the growth of 383 million euros in revenues for countries in Europe between 2021 and 2022 can be explained by:

−    (i) the favorable impact of changes in the scope of consolidation and other changes for 376 million euros, due to the effect of the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications) on September 30, 2021, (ii) partially offset by the negative effect of foreign exchange fluctuations for 58 million euros, largely as a result of movements in the Polish zloty against the euro; and

−    the organic change on a comparable basis, i.e. an increase in revenues of 65 million euros.

Change on a comparable basis

On a comparable basis, the increase of 65 million euros, i.e. 0.6%, in revenues from countries in Europe between 2021 and 2022 is mainly attributable to:

−    revenue growth in other European countries (countries in Europe excluding Spain), driven (i) mainly by growth in retail services (B2C+B2B) in Poland and Belgium, (ii) to a lesser degree, by an increase in equipment sales, and (iii) by an increase in other revenues in Poland;

−    partially offset by the decline in wholesale services in all countries in Europe and the contraction in retail services (B2C+B2B) in Spain.

In detail, the increase of 65 million euros in revenues from countries in Europe between the two periods mainly stems from:

−    the increase of 90 million euros in Convergent services, mostly in Poland (up 7.6% year on year), Belgium (up 13.0% year on year) and Slovakia (up 42.3% year on year). The convergent customer base of countries in Europe grew by 0.8% year on year to 5.7 million customers at December 31, 2022;

−    the increase of 75 million euros in IT & integration services, mainly in Poland;

−    the growth of 59 million euros in Equipment sales, primarily due to the increase in sales of mobile equipment and accessories in all countries in Europe (except Luxembourg); and

−    to a lesser degree, the increase of 32 million euros in Other revenues, in connection with the energy resale business in Poland.

This growth is partially offset by:

−    the decrease of 137 million euros in revenues from Wholesale services in all countries, (i) mainly due to regulatory cuts in call termination rates (mobile and fixed) and the decline in international transit (particularly in Spain and Poland), and (ii) partially offset by growth in revenues from visitor roaming in all countries in Europe and the increase in national roaming in Spain;

−    the decrease of 34 million euros from Fixed-only services, mostly in Romania, and to a lesser degree in Poland, mainly due to the continued migration of customers from these offers to convergent or entry-level offers; and

−    the decline of 21 million euros from Mobile-only services, primarily in Spain (see Section 3.1.3.2.6 Additional information - Spain). Nevertheless, the mobile-only access base of countries in Europe rose by 2.3% year on year, largely driven by growth of 5.3% in Poland, 5.1% in Belgium & Luxembourg and 4.9% in Spain.

3.1.3.2.2      EBITDAaL - Europe

Change on a historical basis

On a historical basis, the decrease of 57 million euros in EBITDAaL from countries in Europe between 2021 and 2022 can be explained by:

−    the unfavorable impact of changes in the scope of consolidation and other changes for 87 million euros, mainly as a result of the operational launch of Totem at the end of 2021 for 94 million euros (see Section 3.1.1.3 Significant events); and

−    the negative effect of foreign exchange fluctuations, i.e. 15 million euros;

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−    partially offset by the organic change on a comparable basis, i.e. an increase of 45 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the growth of 45 million euros in EBITDAaL from countries in Europe between 2021 and 2022 was mainly attributable to:

−    (i) the decrease in service fees and inter-operator costs, owing to the decline in interconnection costs (linked to regulatory cuts in call termination rates and reduced international transit activity), (ii) the improvement in other operating income and expenses, mainly related to the creation of Światlowód Inwestycje (FiberCo in Poland) at the end of August 2021 (re-invoicing of construction, supervision and leasing costs), (iii) the 65 million euro increase in revenues, and (iv) the reduction in operating taxes and levies and the decrease in depreciation of right-of-use assets (see Section 3.1.3.2.6 Additional information - Spain);

−    largely offset by (i) the increase in other network expenses (network operation and maintenance expenses), essentially due to higher energy access costs for fixed and mobile networks in all countries (see Section 3.1.1.3 Significant events) and the growth in traffic, (ii) the rise in energy purchase costs for resale in Poland, (iii) the increase in commercial expenses, equipment and content costs, primarily related to the growth in equipment sales, and (iv) the increase in labor expenses, mostly in Romania (growth in the number of employees at a shared service center in the country) and in Belgium (wage indexation).

3.1.3.2.3      Operating income - Europe

Change on a historical basis

On a historical basis, the increase of 2,755 million euros in operating income for countries in Europe between 2021 and 2022 includes:

−    the negative effect of changes in the scope of consolidation and other changes for 436 million euros, corresponding (i) primarily to the effect of the loss of exclusive control over Światlowód Inwestycje (FiberCo in Poland), with the disposal of 50% of the capital and the application of equity accounting on August 31, 2021 (essentially a gain of 340 million euros, recognized in the review of fixed assets, investments and business portfolio in 2021: see Note 3.2 to the Consolidated Financial Statements), and (ii) to a lesser extent, the operational launch of Totem at the end of 2021 for 67 million euros (see Section 3.1.3 Significant events);

−    the unfavorable impact of foreign exchange fluctuations for 4 million euros;

−    the organic change on a comparable basis, i.e. an increase of 3,195 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 3,195 million euros in operating income from countries in Europe between 2021 and 2022 was mainly attributable to:

−    the decrease of 2,913 million euros in the impairment of goodwill (see Note 7 to the Consolidated Financial Statements), as a result of:

-     the counter-effect of the recognition in 2021 of goodwill impairment of 3,702 million euros for Spain (see Section 3.1.3.2.6 Additional information - Spain), and

-     the recognition in 2022 of goodwill impairment of 789 million euros for Romania. This impairment mainly reflects (i) a significant increase in the discount rate due to changes in market assumptions, (ii) increased competitive pressure, and (iii) the downward revision of the business plan compared with the one used at December 31, 2021, particularly in the first few years;

−    the counter-effect of the recognition in 2021 of an expense of 180 million euros for restructuring programs costs in Spain (see Section 3.1.3.2.6 Additional information - Spain); and

−    to a lesser degree, (i) the 52 million euro decrease in depreciation and amortization of fixed assets, mainly in Poland and Belgium, and (ii) the 45 million euro increase in EBITDAaL.

3.1.3.2.4      Economic CAPEX - Europe

Change on a historical basis

On a historical basis, the decrease of 10 million euros in economic CAPEX for countries in Europe between 2021 and 2022 is due to (i) the unfavorable impact of changes in the scope of consolidation and other changes of 9 million euros, and (ii) the negative impact of foreign exchange fluctuations of 8 million euros, (iii) partially offset by the organic change on a comparable basis, i.e. an increase of 7 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 7 million euros in economic CAPEX from countries in Europe between 2021 and 2022 mainly stems from:

−    (i) the growth in investments in other European countries (countries in Europe other than Spain), mostly in Romania (in IT and networks, particularly FTTH, as well as in network real estate, stores and other assets), and to a lesser extent in Belgium, and (ii) the rise in investment expenditure in 5G mobile networks in Spain;

−    partially offset by the decline in gross investments in 4G mobile networks and very high-speed fixed broadband networks (FTTH) in Spain.

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3.1.3.2.5      Additional information - Europe

Europe (at December 31, in thousands, at the end of the period)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Convergent services
Number of convergent customers	5,674	5,628	5,628	0.8%	0.8%
o/w: Spain	2,959	3,018	3,018	(2.0)%	(2.0)%
Poland	1,625	1,552	1,552	4.7%	4.7%
Belgium & Luxembourg	370	333	333	11.3%	11.3%
Central Europe (3)	720	725	725	(0.8)%	(0.8)%
12-month convergent ARPO (2)
Spain (in euros)	53.8	53.1	53.1	1.3%	1.3%
Poland (in zlotys)	114.7	111.9	111.9	2.5%	2.5%
Belgium (in euros)	73.8	73.2	73.2	0.8%	0.8%
Mobile services
Number of mobile accesses (1)	54,693	53,494	53,494	2.2%	2.2%
o/w: Convergent customers mobile accesses	11,177	10,968	10,968	1.9%	1.9%
Mobile-only accesses	43,516	42,525	42,525	2.3%	2.3%
o/w: Contract customers mobile accesses	42,526	40,995	40,995	3.7%	3.7%
Prepaid customers mobile accesses	12,166	12,499	12,499	(2.7)%	(2.7)%
o/w: Spain	16,948	16,325	16,325	3.8%	3.8%
Poland	17,630	16,800	16,800	4.9%	4.9%
Belgium & Luxembourg	5,539	5,232	5,232	5.9%	5.9%
Central Europe (3)	14,576	15,136	15,136	(3.7)%	(3.7)%
12-month mobile-only ARPO (2)
Spain (in euros)	10.1	10.6	10.7	(4.6)%	(6.2)%
Poland (in zlotys)	20.3	20.2	20.2	0.6%	0.6%
Belgium (in euros)	18.3	17.7	17.7	3.2%	3.2%
Fixed services
Number of fixed accesses	12,339	12,779	12,779	(3.4)%	(3.4)%
Fixed retail accesses	11,000	11,421	11,421	(3.7)%	(3.7)%
o/w: Fixed broadband accesses	8,881	8,925	8,925	(0.5)%	(0.5)%
o/w: Very high-speed fixed broadband accesses	6,134	5,727	5,727	7.1%	7.1%
o/w: Convergent customers fixed accesses	5,674	5,628	5,628	0.8%	0.8%
Fixed-only accesses	3,207	3,297	3,297	(2.7)%	(2.7)%
o/w: Spain	3,982	4,032	4,032	(1.2)%	(1.2)%
Poland	2,804	2,746	2,746	2.1%	2.1%
Belgium & Luxembourg	466	416	416	11.8%	11.8%
Central Europe (3)	1,629	1,731	1,731	(5.9)%	(5.9)%
12-month fixed-only broadband ARPO (2)
Spain (in euros)	25.8	26.3	26.4	(1.6)%	(2.0)%
Poland (in zlotys)	61.7	59.5	59.5	3.7%	3.7%
o/w: Fixed narrowband accesses	2,119	2,496	2,496	(15.1)%	(15.1)%
Fixed wholesale accesses	1,339	1,358	1,358	(1.3)%	(1.3)%
o/w: Spain	946	938	938	0.8%	0.8%
Poland	393	419	419	(6.2)%	(6.2)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   See Section 7.2.1 Financial glossary.

(3)   Central Europe: entities in Moldova, Romania and Slovakia.

Between 2021 and 2022, customer bases of countries in Europe were resilient in a highly competitive environment, particularly evident in Spain.

The total mobile access base grew by 2.2% year on year and had 54.7 million customers at December 31, 2022. The structural decline of prepaid offers continued, while most countries saw an increase in contract offers, which rose 3.7% year on year.

The total fixed access base was down 3.4% year on year, with 12.3 million customers at December 31, 2022. The fixed broadband access base fell 0.5% year on year (with 8.9 million accesses at December 31, 2022), despite the strong growth in very high-speed broadband of 7.1% year on year (with 6.1 million accesses at December 31, 2022).

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3.1.3.2.6      Additional information - Spain

Spain (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	4,647	4,720	4,720	(1.5)%	(1.5)%
EBITDAaL	1,111	1,157	1,251	(4.0)%	(11.2)%
EBITDAaL/Revenue	23.9%	24.5%	26.5%	(0.6 pt)	(2.6 pt)
Operating income	12	(3,790)	(3,724)	na	na
eCAPEX	863	950	980	(9.1)%	(11.9)%
eCAPEX/Revenue	18.6%	20.1%	20.8%	(1.6 pt)	(2.2 pt)
Telecommunication licenses (1)	10	618	618	(98.4)%	(98.4)%
Average number of employees	6,168	6,564	6,589	(6.0)%	(6.4)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

Revenue - Spain

Spain (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	4,647	4,720	4,720	(1.5)%	(1.5)%
Retail services (B2C+B2B)	3,136	3,198	3,198	(1.9)%	(1.9)%
Convergent services	1,870	1,870	1,870	0.0%	0.0%
Mobile-only services	790	865	880	(8.7)%	(10.2)%
Fixed-only services	436	433	435	0.6%	0.2%
IT & integration services	41	30	14	34.5%	196.2%
Wholesale services	878	900	900	(2.4)%	(2.4)%
Equipment sales	632	621	621	1.7%	1.7%
Other revenues	1	1	1	(25.7)%	(25.7)%

Both on a historical basis and on a comparable basis, the decrease of 73 million euros in revenues in Spain between 2021 and 2022 was mainly due to:

−    the decrease of 75 million euros in Mobile-only services, mainly due to the continued migration of the market toward entry-level offers, resulting in a significant decline in 12-month mobile-only ARPO between the two periods. Year on year, the contract customer base (excluding M2M) fell by 2.6% as a result of significant competitive pressure and the discontinuation of the Amena brand in the first half of 2022; and

−    the decrease of 22 million euros in Wholesale services, mainly in the fixed segment, primarily related to regulatory cuts in call termination rates and the decline in international transit;

−    partially offset by (i) an increase of 11 million euros in Equipment sales, essentially due to higher sales of mobile equipment and accessories, and (ii) a 10 million euro increase in IT & integration services.

EBITDAaL - Spain

Change on a historical basis

On a historical basis, the decrease of 140 million euros in EBITDAaL from Spain between 2021 and 2022 can be explained by (i) the negative effect of changes in the scope of consolidation and other changes of 94 million euros, as a result of the operational launch of Totem at the end of 2021 (see Section 3.1.1.3 Significant events), and (ii) the organic change on a comparable basis, i.e. a decline of 47 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 47 million euros in EBITDAaL in Spain between 2021 and 2022 is attributable to:

−    (i) the decline of 73 million euros in revenues, (ii) the increase in commercial expenses, equipment and content costs, due to the higher prices of handsets sold and higher content costs, and (iii) the rise in network operating and maintenance expenses, mostly related to higher energy access costs for fixed and mobile networks;

−    partially offset by (i) lower service fees and inter-operator costs (primarily due to regulatory cuts in call termination rates and the decline in international transit), (ii) the decrease in depreciation of right-of-use assets (mostly due to customer migration to the proprietary fiber network), and (iii) the reduction of operating taxes and levies relating to Spain’s tax on economic activities concerning mobile services.

Operating income - Spain

Change on a historical basis

On a historical basis, the increase of 3,736 million euros in operating income from Spain between 2021 and 2022 includes (i) the negative effect of changes in the scope of consolidation and other changes for 67 million euros, as a result of the operational launch of Totem at the end of 2021 (see Section 3.1.1.3 Significant events), and (ii) the organic change on a comparable basis, i.e. an increase of 3,802 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 3,802 million euros in operating income in Spain between 2021 and 2022 is attributable to:

−    the counter-effect of the recognition in 2021 of goodwill impairment of 3,702 million euros in Spain (see Note 7 to the Consolidated Financial Statements). At December 31, 2021, Spain’s business plan had been significantly revised downward compared with the one used at December 31, 2020, in view of (i) a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenues per user) and (ii) uncertainty surrounding the continuation of the Covid-19 health crisis (delay in the forecasts for economic recovery); and

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−    secondarily, the counter-effect of the recognition in 2021 of an expense of 180 million euros in respect of restructuring programs costs in Spain (employee departure plans and closure of points of sale, see Note 5.3 to the Consolidated Financial Statements);

−    partially offset by the decrease of 47 million euros in EBITDAaL.

Economic CAPEX - Spain

Change on a historical basis

On a historical basis, the decrease of 117 million euros in economic CAPEX in Spain between 2021 and 2022 is the result of (i) the negative effect of changes in the scope of consolidation and other changes for 30 million euros, related to the operational launch of Totem at the end of 2021 (see Section 3.1.1.3 Significant events), and (ii) the organic change on a comparable basis, i.e. a decline of 87 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the decrease of 87 million euros in economic CAPEX in Spain between 2021 and 2022 is essentially due to (i) the decline in gross investments in 4G mobile networks and very high-speed fixed broadband networks (FTTH), after the major roll-outs of recent years, (ii) partially offset by the increase in capital expenditure in 5G mobile networks.

3.1.3.3     Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	6,918	6,504	6,381	6.4%	8.4%
EBITDAaL	2,584	2,322	2,265	11.3%	14.0%
EBITDAaL/Revenue	37.3%	35.7%	35.5%	1.6 pt	1.8 pt
Operating income	1,665	1,338	1,291	24.5%	29.0%
eCAPEX	1,271	1,079	1,064	17.7%	19.4%
eCAPEX/Revenue	18.4%	16.6%	16.7%	1.8 pt	1.7 pt
Telecommunication licenses (1)	377	15	12	ns	ns
Average number of employees	14,436	14,474	14,474	(0.3)%	(0.3)%

(1)   See Section 3.1.2.5.1.2 Telecommunication licenses.

Africa and the Middle East continue to suffer political, security and economic instability. Sometimes there are also tax or regulatory pressures that may affect the general business climate and the activity and earnings of subsidiaries and shareholdings, and these could continue to affect them in the future. In some cases, these situations have led the Group to recognize asset impairment (see Notes 7, 8.3 and 11 to the Consolidated Financial Statements). For further information on these risk factors, see Section 2.1 Risk factors.

3.1.3.3.1      Revenue - Africa & Middle East

Africa & Middle East (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	6,918	6,504	6,381	6.4%	8.4%
Retail services (B2C+B2B)	6,112	5,701	5,579	7.2%	9.6%
Mobile-only services	5,272	4,968	4,884	6.1%	8.0%
Fixed-only services	800	709	664	12.8%	20.4%
IT & integration services	40	24	31	63.5%	30.1%
Wholesale services	663	656	654	1.1%	1.4%
Equipment sales	104	112	112	(6.6)%	(6.8)%
Other revenues	39	35	36	10.5%	7.7%

Africa & Middle East (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	6,918	6,504	6,381	6.4%	8.4%
Sonatel sub-group (1)	2,217	2,136	2,034	3.8%	9.0%
Côte d’Ivoire sub-group (2)	1,471	1,483	1,471	(0.8)%	(0.0)%
Egypt	992	885	960	12.2%	3.4%
Morocco	705	657	660	7.3%	6.8%
Jordan	465	446	397	4.2%	17.0%
Cameroon	421	383	383	9.8%	9.8%
Congo (DRC)	425	326	290	30.3%	46.3%
Other countries (3)	290	249	245	16.3%	18.3%
Eliminations	(68)	(61)	(60)	11.3%	12.8%

(1)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(2)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(3)   Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

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Change on a historical basis

On a historical basis, the increase of 537 million euros in revenues from Africa & Middle East countries between 2021 and 2022 stems from (i) the positive impact of foreign exchange fluctuations for 123 million euros, mainly related to movements in the Guinean franc, Jordanian dinar and US dollar against the euro, and (ii) the organic change on a comparable basis, i.e. an increase of 414 million euros in revenues.

Change on a comparable basis

On a comparable basis, the increase of 414 million euros, i.e. 6.4%, in revenues from Africa & Middle East countries between 2021 and 2022 can be explained by business growth in all countries in the region (except Côte d’Ivoire), with seven countries reporting double-digit growth. The activity was mainly driven by the robust performances of Egypt, the Democratic Republic of the Congo (DRC), the Sonatel sub-group, Morocco and Cameroon.

In detail, the increase of 414 million euros in revenues of Africa & Middle East countries between the two periods mainly stems from:

−    the increase of 304 million euros in Mobile-only services, mainly related to (i) the growth in data services, up 19.5% year on year, driven largely by the vibrant 4G customer base, which grew by 18.5% year on year to 52.6 million customers at December 31, 2022, and (ii) the growth in voice services, up 0.5% year on year, boosted by the performance of the Democratic Republic of the Congo (DRC) and Egypt. The mobile access base also continued to grow, recording a year-on-year increase of 5.8%; and

−    the increase in revenues from Fixed-only services, driven by the development of fixed-only broadband services, which rose by 22.6% year on year. The fixed-only broadband access base grew by 23.7% year on year to 2.8 million customers at December 31, 2022.

3.1.3.3.2      EBITDAaL - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 318 million euros in EBITDAaL in Africa & Middle East countries between 2021 and 2022 is due to (i) the positive effect of foreign exchange fluctuations for 57 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 262 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the increase of 262 million euros in EBITDAaL in Africa & Middle East countries between 2021 and 2022 is primarily explained by:

−    the growth of 414 million euros in revenues, as well as the decline in other operating expenses;

−    partially offset by (i) the increase in commercial expenses, equipment and content costs, mainly due to the increase in retail fees and commissions (the expansion of Orange Money and the rise in telecom fees in line with business growth), (ii) the increase in other network expenses and IT expenses related to the growth in traffic, the continued network roll-out in all countries and higher energy access costs for fixed and mobile networks, (iii) the increase in other external purchases, mainly overheads, notably due to the resumption of consultancy missions with the end of Covid-19 restrictions, and (iv) the increase in labor expenses, mainly related to the Sonatel and Côte d’Ivoire sub-groups.

3.1.3.3.3      Operating income - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 374 million euros in operating income in Africa & Middle East countries between 2021 and 2022 included (i) the positive effect of foreign exchange fluctuations for 47 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 327 million euros in operating income.

Change on a comparable basis

On a comparable basis, the increase of 327 million euros in operating income in Africa & Middle East countries between 2021 and 2022 is primarily explained by:

−    (i) the 262 million euro increase in EBITDAaL, (ii) the recognition in 2022 of gains on disposal of 76 million euros related to the review of fixed assets, investments and business portfolio (mainly linked to the disposal of assets in the Democratic Republic of the Congo (DRC) and Côte d’Ivoire), and (iii) the counter-effect of the recognition in 2021 of an expense of 43 million euros for restructuring programs costs;

−    partially offset by the increase of 54 million euros in depreciation and amortization of fixed assets.

3.1.3.3.4      Economic CAPEX - Africa & Middle East

Change on a historical basis

On a historical basis, the increase of 206 million euros in economic CAPEX in Africa & Middle East countries between 2021 and 2022 is due to (i) the positive effect of foreign exchange fluctuations for 15 million euros, and (ii) the organic change on a comparable basis, i.e. an increase of 191 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 191 million euros in economic CAPEX in Africa & Middle East countries between 2021 and 2022 is chiefly the result of the growth in investments in fixed and mobile networks in countries in the region to support business growth and changes in usage.

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3.1.3.3.5      Additional information - Africa & Middle East

Africa & Middle East (at December 31, in thousands, at the end of the period)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses (1) (5)	143,068	135,194	135,194	5.8%	5.8%
o/w: Contract customers mobile accesses	8,768	7,332	7,332	19.6%	19.6%
Prepaid customers mobile accesses (5)	134,301	127,862	127,862	5.0%	5.0%
o/w: Sonatel sub-group (2)	37,897	37,631	37,631	0.7%	0.7%
Côte d’Ivoire sub-group (3)	28,964	28,115	28,115	3.0%	3.0%
Egypt (5)	28,225	26,858	26,858	5.1%	5.1%
Morocco	14,774	13,897	13,897	6.3%	6.3%
Jordan	2,545	2,303	2,303	10.5%	10.5%
Cameroon	11,272	9,937	9,937	13.4%	13.4%
Congo (DRC)	13,302	11,452	11,452	16.2%	16.2%
Other countries (4)	6,089	5,000	5,000	21.8%	21.8%
Fixed services
Number of fixed accesses (5)	3,591	3,071	3,071	16.9%	16.9%
Fixed retail accesses (5)	3,591	3,071	3,071	16.9%	16.9%
o/w: Fixed broadband accesses (5)	2,782	2,248	2,248	23.7%	23.7%
Fixed narrowband accesses	809	823	823	(1.8)%	(1.8)%

(1)   Excluding customers of Mobile Virtual Network Operators (MVNOs).

(2)   Sonatel sub-group: entities in Senegal, Mali, Guinea, Guinea-Bissau and Sierra Leone.

(3)   Côte d’Ivoire sub-group: entities in Côte d’Ivoire, Burkina Faso and Liberia.

(4)   Other countries: mainly entities in Botswana, Central African Republic (CAR) and Madagascar.

(5)   At January 1, 2022, an internal transfer (between technologies) had been carried out in Egypt, from the mobile access base to the fixed broadband access base. The 2021 operating data has been restated to reflect this change: the retroactive transfer of this base represented around 194,000 accesses at December 31, 2021.

3.1.3.4     Enterprise

Enterprise (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	7,930	7,917	7,757	0.2%	2.2%
EBITDAaL	804	990	970	(18.8)%	(17.1)%
EBITDAaL/Revenue	10.1%	12.5%	12.5%	(2.4 pt)	(2.4 pt)
Operating income	317	494	474	(35.7)%	(33.0)%
eCAPEX	332	326	318	2.0%	4.3%
eCAPEX/Revenue	4.2%	4.1%	4.1%	0.1 pt	0.1 pt
Average number of employees	28,786	28,088	28,143	2.5%	2.3%

3.1.3.4.1      Revenue - Enterprise

Enterprise (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	7,930	7,917	7,757	0.2%	2.2%
Fixed-only services	3,466	3,713	3,633	(6.7)%	(4.6)%
Voice services (1)	1,018	1,117	1,106	(8.9)%	(8.0)%
Data services (2)	2,448	2,596	2,527	(5.7)%	(3.1)%
IT & integration services	3,489	3,274	3,195	6.6%	9.2%
Mobile services and equipment sales (3)	975	929	929	5.0%	5.0%
Mobile-only services	659	637	636	3.5%	3.6%
Wholesale services	41	42	42	(2.1)%	(2.1)%
Equipment sales	275	250	250	9.7%	9.7%

(1)   Voice services include (i) legacy voice offers (PSTN accesses), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio-conference services, (iv) incoming traffic for call centers, and (v) network equipment sales related to the operation of voice services.

(2)   Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN (Internet Protocol virtual personal network), and broadband infrastructure products such as satellite or fiber optic accesses, (iii) satellite TV broadcast services, (iv) Business Everywhere roaming offers and (v) network equipment sales related to the operation of data services.

(3)   Mobile services and equipment sales include (i) mobile-only services, (ii) wholesale services, corresponding to incoming mobile B2B traffic invoiced to other carriers, and (iii) mobile equipment sales.

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Change on a historical basis

On a historical basis, the increase of 173 million euros in Enterprise revenues between 2021 and 2022 can be explained by (i) the favorable effect of foreign exchange fluctuations for 152 million euros, mainly as a result of movements in the US dollar against the euro, (ii) the positive impact of changes in the scope of consolidation and other changes for 7 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 14 million euros in revenues.

Change on a comparable basis

On a comparable basis, the growth of 14 million euros, i.e. 0.2%, in Enterprise revenues between 2021 and 2022 is due to the increase in IT & integration services and, to a lesser degree, mobile services and equipment, partially offset by the contraction in fixed-only services (voice and data).

In detail, the increase of 14 million euros in Enterprise revenues between the two periods stems from:

−    the increase of 215 million euros in IT & integration services, driven by the growing needs of businesses in cybersecurity services (up 13.9% year on year), Cloud services (up 11.7%) and digital & data activities (up 9.5%); and

−    the growth of 46 million euros in Mobile services and equipment, due to (i) the NEO equipment contract awarded to Orange Business Services and Crosscall by the French Ministry of the Interior in the first half of 2021 to supply the French National Gendarmerie and National Police, and (ii) the growth in handset sales to businesses.

These positive changes are partially offset by the decrease of 247 million euros in revenues from Fixed-only services, affected by:

−    the decrease in Data services revenues (down 147 million euros year on year), due to (i) the general trend toward the transformation of service technologies, in France and internationally, and (ii) to a lesser degree, the decline in revenues from satellite broadcasting services (Globecast) due to international sanctions related to the war in Ukraine (see Section 3.1.1.3 Significant events) and the continuing impact of the Covid-19 health crisis in Asia; and

−    the contraction in Voice services (down 100 million euros year on year), which continue to be affected by the downward trend in conventional fixed telephony, especially in France.

3.1.3.4.2      EBITDAaL - Enterprise

Change on a historical basis

On a historical basis, the decrease of 166 million euros in Enterprise EBITDAaL between 2021 and 2022 included (i) the positive effect of foreign exchange fluctuations of 43 million euros, (ii) the adverse effect of changes in the scope of consolidation and other changes for 23 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 186 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the decrease of 186 million euros in Enterprise EBITDAaL between 2021 and 2022 reflects the transformation of the market and customer usage, resulting in a shift from legacy activities (including voice) to lower-margin IT and integration activities.

In detail, the decline of 186 million euros in Enterprise EBITDAaL between the two periods is primarily related to:

−    the increase in commercial expenses and equipment costs in connection with the growth of mobile equipment sales (mainly related to the NEO contract - see above);

−    the rise in other network expenses and IT expenses, mainly related to the growth of cybersecurity services and higher energy access costs for fixed and mobile networks;

−    the rise in labor expenses, due to (i) growth in the average number of employees (full-time equivalent) related to the development of IT & integration services, (ii) partially offset by the counter-effect of the recognition in 2021 of the expense relating to the Together 2021 Employee Shareholding Plan (see Note 6.3 to the Consolidated Financial Statements); and

−    the increase in other external purchases, primarily because of higher overheads (recovery of business travel and consultancy missions with the end of the Covid-19 health crisis);

−    partially offset by (i) the decrease in service fees and inter-operator costs linked to the decline in activity, especially voice traffic, and (ii) the growth in revenues.

3.1.3.4.3      Operating income - Enterprise

Change on a historical basis

On a historical basis, the decrease of 156 million euros in operating income from Enterprise between 2021 and 2022 included (i) the positive effect of foreign exchange fluctuations of 39 million euros, (ii) the adverse effect of changes in the scope of consolidation and other changes for 19 million euros, and (iii) the organic change on a comparable basis, i.e. a decrease of 177 million euros in operating income.

Change on a comparable basis

On a comparable basis, the decrease of 177 million euros in Enterprise operating income between 2021 and 2022 is largely attributable to:

−    the decrease of 186 million euros in EBITDAaL and the recognition in 2022 of (i) an expense of 47 million euros in respect of restructuring programs costs, (ii) an impairment of fixed assets for 20 million euros (see Note 8.3 to the Consolidated Financial Statements);

−    partially offset by the change in the expense recognized for the French part-time for seniors plans (relating to agreements for the employment of older workers in France) and related premiums, essentially due to (i) the counter-effect of the recognition in 2021 of the expense for the renewal of the part-time for seniors plan under the inter-generational agreement for the period 2022-2024 (see Note 6.2 to the Consolidated Financial Statements), (ii) partially offset by the expense recognized in 2022, largely because of how successful these plans have been with employees.

3.1.3.4.4      Economic CAPEX - Enterprise

Change on a historical basis

On a historical basis, the increase of 14 million euros in economic CAPEX for the Enterprise segment between 2021 and 2022 is attributable to:

−    (i) the positive effect of foreign exchange fluctuations for 8 million euros, (ii) partially offset by the unfavorable impact of changes in the scope of consolidation and other changes for 1 million euros; and

−    the organic change on a comparable basis, i.e. an increase of 7 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the 7 million euro increase in economic CAPEX for the Enterprise segment between 2021 and 2022 can essentially be attributed to (i) increased investments in leased handsets, Liveboxes and equipment installed on customer premises, and (ii) accelerated investments in IT systems and network virtualization.

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3.1.3.4.5      Additional information - Enterprise

Enterprise (at December 31, in thousands, at the end of the period)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Mobile services
Number of mobile accesses in France (1)	22,086	17,975	17,975	22.9%	22.9%
Fixed services
Number of fixed accesses in France	1,140	1,277	1,277	(10.7)%	(10.7)%
Fixed retail accesses	1,140	1,277	1,277	(10.7)%	(10.7)%
o/w: Fixed broadband accesses	244	251	251	(2.8)%	(2.8)%
Fixed narrowband accesses	896	1,026	1,026	(12.6)%	(12.6)%
IP-VPN accesses worldwide (2)	343	345	345	(0.7)%	(0.7)%
o/w: IP-VPN accesses in France (2)	297	299	299	(0.7)%	(0.7)%

(1)   Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

At January 1, 2022, an extra fleet of M2M mobile SIM cards had been added to the mobile access base of the Enterprise operating segment, and thus of the Orange group. The 2021 operating data has been restated to reflect this change: the retroactive integration of this base represented around 4.33 million M2M mobile accesses at December 31, 2021.

(2)   Accesses of customers outside the Orange group, not including the carrier market.

3.1.3.5     Totem

Totem (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	685	596	-	14.9%	-
EBITDAaL	371	352	-	5.4%	-
EBITDAaL/Revenue	54.2%	59.1%	-	(4.9 pt)	-
Operating income	252	232	-	8.3%	-
eCAPEX	142	84	-	68.6%	-
eCAPEX/Revenue	20.8%	14.2%	-	6.6 pt	-
Average number of employees	165	75	-	118.7%	-

As announced in February 2021, Totem, Orange’s European TowerCo, in charge of pooling passive mobile infrastructure (mobile towers) to enhance the value of these assets and optimize their management, has been operational since the end of 2021 (see Section 3.1.1.3 Significant events).

By strengthening its position as manager and operator of passive mobile infrastructure, the Group seeks to make Totem a European leader on the TowerCo market and to keep this strategic asset as part of its long-term business plan, while benefiting from new growth drivers. At the end of December 2022, Totem’s passive mobile infrastructure portfolio included more than 27,000 sites in France and Spain, the two largest countries in which Orange operates.

Through Totem, Orange aims to achieve value creation thanks to improved operating efficiency, optimization of investments and the increase in occupancy rate. In this context, there are plans to develop Totem on the European market beyond France and Spain.

In the segment information presented, the historical data for Totem are included in the business segments of France, Spain and, to a very limited extent, International Carriers & Shared Services, until December 31, 2021. Totem’s entry into the operational phase at the end of 2021 resulted in a change in internal reporting by management. The segment information now presented reflects the Group’s decision to present Totem as a separate segment from January 1, 2022 (see Note 1.1 to the Consolidated Financial Statements).

3.1.3.5.1      Revenue - Totem

Totem (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	685	596	-	14.9%	-
Wholesale services	685	596	-	14.9%	-
Other revenues	-	-	-	-	-

Change on a comparable basis

On a comparable basis, the increase of 89 million euros in Totem’s revenues between 2021 and 2022, i.e. 14.9%, was mainly due to (i) the increase in studies and site redevelopment work and the rise in energy costs rebilled to customers, and (ii) to a lesser extent, the year-on-year increase of 4.1% in hosting revenues. In 2022, 16.2% of hosting revenues came from external customers, representing an increase of 0.9 points compared with 2021.

At December 31, 2022, Totem had 27,119 sites with 37,194 active occupants, i.e. an occupation rate of 1.37 occupants per site.

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3.1.3.5.2      EBITDAaL - Totem

Change on a comparable basis

On a comparable basis, the increase of 19 million euros in Totem’s EBITDAaL between 2021 and 2022 can essentially be attributed to:

−    the increase of 89 million euros in revenues;

−    largely offset by (i) the increase in operating subcontracting and technical maintenance expenses, mainly due to the rise in energy access costs for mobile networks, and, secondarily, (ii), the increase in property leases, (iii) the increase in labor expenses, mainly reflecting the higher average number of employees (full-time equivalent), related to setting up the new organization, and (iv) the increase in building costs for resale (net of capitalized costs), partly due to the growth in site redevelopment activities on behalf of external customers.

3.1.3.5.3      Operating income - Totem

Change on a comparable basis

On a comparable basis, the increase of 19 million euros in Totem’s operating income between 2021 and 2022 was mainly due to the rise of 19 million euros in EBITDAaL.

3.1.3.5.4      Economic CAPEX - Totem

Change on a comparable basis

On a comparable basis, the increase of 58 million euros in Totem’s economic CAPEX between 2021 and 2022 was mainly due to (i) the increase in studies and works, mainly driven by the accelerated roll-out of 5G in France, (ii) the increase in investments in new projects, and (iii) greater investment in IT systems.

3.1.3.6     International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	1,540	1,513	1,515	1.7%	1.6%
EBITDAaL	(96)	(237)	(237)	59.7%	59.7%
EBITDAaL/Revenue	(6.2)%	(15.7)%	(15.6)%	9.4 pt	9.4 pt
Operating income	(417)	(890)	1,217	53.2%	na
eCAPEX	278	243	243	14.4%	14.4%
eCAPEX/Revenue	18.1%	16.1%	16.0%	2.0 pt	2.0 pt
Average number of employees	12,134	12,398	12,650	(2.1)%	(4.1)%

3.1.3.6.1      Revenue - International Carriers & Shared Services

International Carriers & Shared Services (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Revenues	1,540	1,513	1,515	1.7%	1.6%
Wholesale services	1,060	1,060	1,056	(0.1)%	0.4%
Other revenues	480	453	460	6.0%	4.4%

Change on a historical basis

On a historical basis, the increase of 24 million euros in the revenues of International Carriers & Shared Services between 2021 and 2022 included (i) the negative effect of changes in the scope of consolidation and other changes of 7 million euros, (ii) the positive effect of foreign exchange fluctuations of 5 million euros, and (iii) the organic change on a comparable basis, i.e. an increase of 26 million euros in revenues.

Change on a comparable basis

On a comparable basis, the increase of 26 million euros, i.e. 1.7%, in revenues from International Carriers & Shared Services between 2021 and 2022 is attributable to:

−    the growth of 27 million euros in Other revenues, boosted by (i) the increase in Sofrecom’s consulting revenues, particularly in North Africa, (ii) the growth in OCS’s revenues, due in part to the success of its series (notably House of the Dragon), (iii) the increase in Orange Studio’s revenues following the recovery in movie theater attendance after the Covid-19 health crisis, and (iv) the growth of Orange Marine’s installation and maintenance activities;

−    partially offset by the decrease of 1 million euros in Wholesale services. The decrease in voice services between the two periods (mainly due to the downward trend in voice traffic) was partially offset by the growth in roaming revenues with the end of Covid-19 restrictions and by the growth in revenues from messaging services and international transmissions.

3.1.3.6.2      EBITDAaL - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the improvement of 141 million euros in the EBITDAaL of International Carriers & Shared Services between 2021 and 2022 was mainly due to:

−    the positive effect of changes in the scope of consolidation and other changes for 1 million euros, offset by the adverse impact of foreign exchange fluctuations for 1 million euros;

−    the organic change on a comparable basis, i.e. an increase of 141 million euros in EBITDAaL.

Change on a comparable basis

On a comparable basis, the improvement of 141 million euros in the EBITDAaL of International Carriers & Shared Services between 2021 and 2022 was mainly due to:

−    (i) the decrease in labor expenses, mainly due to the counter-effect of the recognition in 2021 of the expense related to the Together 2021 Employee Shareholding Plan (see Note 6.3 to the Consolidated Financial Statements), (ii) the decrease in the depreciation and amortization of right-of-use assets, mainly due to the end of some property leases on technical sites, (iii) lower interconnection costs due to the decrease in voice traffic, (iv) revenue growth of 26 million euros, (v) higher other operating income and expenses, mainly due to developments in various disputes between the two periods and the increase in brand royalties, and (vi) the decrease in real estate fees;

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−    partially offset by the increase in overheads, mainly reflecting the recovery in travel after two years of decline in the context of the Covid-19 health crisis.

3.1.3.6.3      Operating income - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the deterioration of 1,634 million euros in the operating income of International Carriers & Shared Services between 2021 and 2022 included:

−    the negative effect of changes in the scope of consolidation and other changes of 2,107 million euros, mainly reflecting the effect of the loss of exclusive control of Orange Concessions following the disposal of 50% of the capital and its recognition under equity accounting on November 3, 2021 (mainly the gain of 2,124 million euros recognized in the review of fixed assets, investments and business portfolio in 2021: see Note 3.2 to the Consolidated Financial Statements);

−    the adverse impact of foreign exchange fluctuations of 1 million euros;

−    the organic change on a comparable basis, i.e. an increase of 473 million euros in operating income.

Change on a comparable basis

On a comparable basis, the improvement of 473 million euros in the operating income of International Carriers & Shared Services between 2021 and 2022 was mainly attributable to:

−    the counter-effect of the recognition in 2021 of a specific labor expense of 190 million euros, mainly for the renewal of the French part-time for seniors plans (a program relating to agreements for the employment of older workers in France) as part of the intergenerational agreement for the 2022-2024 period (see Note 6.2 to the Consolidated Financial Statements); and

−    the increase of 141 million euros in EBITDAaL;

−    the recognition in 2022 of a gain of 120 million euros in respect of the review of fixed assets, investments and business portfolio, mainly due to the gain on disposal of 77 million euros related to the remeasurement at fair value of Deezer assets following the merger of Deezer with the SPAC I2PO and the IPO of the new entity (see Section 3.1.1.3 Significant events);

−    and the decrease of 52 million euros in restructuring programs costs, mainly in the context of the optimization of real estate assets.

3.1.3.6.4      Economic CAPEX - International Carriers & Shared Services

Change on a historical basis

On a historical basis, the increase of 35 million euros in the economic CAPEX for International Carriers & Shared Services between 2021 and 2022 stems from the organic change on a comparable basis, i.e. an increase of 35 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the increase of 35 million euros in the economic CAPEX for International Carriers & Shared Services between 2021 and 2022 mainly reflects the increase in investments by Orange Marine, relating primarily to the construction of the new ship, the Sophie Germain.

3.1.3.7     Mobile Financial Services

Mobile Financial Services (at December 31, in millions of euros)	2022	2021 on a comparable basis	2021 on a historical basis	Change (%) on a comparable basis	Change (%) on a historical basis
Net banking income (NBI) (1)	115	109	109	6.0%	6.0%
Cost of bank credit risk (2)	(45)	(46)	(46)	(1.7)%	(1.7)%
Operating income	(200)	(182)	(182)	(10.0)%	(10.0)%
eCAPEX	35	24	24	48.0%	48.0%
Average number of employees	902	943	943	(4.3)%	(4.3)%

(1)   Net banking income (NBI) recognized as other operating income (see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements).

(2)   Cost of bank credit risk recognized in other operating expenses (see Notes 1.3, 1.4 and 5.2 to the Consolidated Financial Statements).

In 2022, Mobile Financial Services activities continued to grow:

−    in Europe, with the ongoing development of value offers and the continuous improvement in quality of service. At December 31, 2022, Orange Bank had nearly 2.0 million customers in France and Spain (this number includes customers of all offers sold by Orange Bank for individuals, professionals and businesses: accounts, loans and mobile insurance); and

−    and in Africa, with the launch of the new microcredit offer and the ongoing acquisition of new customers in Côte d’Ivoire. At December 31, 2022, Orange Bank Africa had 1.1 million customers.

3.1.3.7.1      Operating activities

The segment information for Mobile Financial Services (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.3, 1.4 and 1.6 to the Consolidated Financial Statements.

3.1.3.7.1.1       Operating income - Mobile Financial Services

Change on a historical basis

On a historical basis, the deterioration of 18 million euros in the operating income of Mobile Financial Services between 2021 and 2022 stems from the organic change on a comparable basis, i.e. a decrease of 18 million euros in operating income.

Change on a comparable basis

On a comparable basis, the deterioration of 18 million euros in operating income between 2021 and 2022 can essentially be attributed to:

−    (i) the recognition in 2022 of 49 million euros of impairment (including 28 million euros for goodwill and 21 million euros for fixed assets) due to the deterioration of the business plan (see Notes 7 and 8.3 to the Consolidated Financial Statements), (ii) the increase in advertising and promotion expenses relating to Orange Bank’s fifth anniversary celebrations and the launch of the Prêt Express offer in France, and (iii) the increase in depreciation and amortization of fixed assets;

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−    partially offset by:

-     the increase of 21 million euros in other operating income and expenses. Between the two periods, the increase of 6 million euros in net banking income (NBI, see Notes 1.3, 1.4 and 4.2 to the Consolidated Financial Statements) was mainly driven by the development of account and credit offers in European and banking activities in Africa,

-     the improvement of 17 million euros in restructuring programs costs,

-     and, to a lesser extent, the decline in labor expenses, mainly due to the decrease in the average number of employees (full-time equivalent).

3.1.3.7.1.2       Economic CAPEX - Mobile Financial Services

Change on a historical basis

On a historical basis, the increase of 12 million euros in the economic CAPEX of Mobile Financial Services between 2021 and 2022 stems from the organic change on a comparable basis, i.e. an increase of 12 million euros in economic CAPEX.

Change on a comparable basis

On a comparable basis, the growth of 12 million euros in the economic CAPEX of Mobile Financial Services between 2021 and 2022 can essentially be attributed to increased investments, mainly in the area of IT, in Europe and Africa.

3.1.3.7.2      Assets, liabilities and cash flows

The segment information for Mobile Financial Services (assets, liabilities and cash flows) is presented in Notes 1.7, 1.8 and 1.9 to the Consolidated Financial Statements, and the activities of Mobile Financial Services (financial assets and liabilities) are described in Note 17 to the Consolidated Financial Statements.

Note that since 2020, Orange Espagne has set up a non-recourse factoring program for installment receivables with Orange Bank, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Espagne (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Notes 4.3 and 17.1.1 to the Consolidated Financial Statements).

The loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions. Outstanding customer loans and receivables at December 31, 2022 came to 2.5 billion euros, an increase of 220 million euros compared with December 31, 2021, due to the development of the business in France and Spain. Loans to B2C customers made up 97.1% of that total. 56.4% were consumer loans (see Note 17.1.1 to the Consolidated Financial Statements).

Payables related to Orange Bank transactions are composed of customer deposits and the bank’s payables to credit institutions. Outstanding payables to customers (deposits and savings) at December 31, 2022 amounted to 1.8 billion euros, down 9 million euros compared with December 31, 2021 (see Note 17.1.2 to the Consolidated Financial Statements).

For more information on the risks related to Mobile Financial Services activities, see Section 2.1.3 Financial risks.

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3.1.4      Cash flow, equity and financial debt

To ensure the transparency of the financial statements and separate out the performance of telecom activities and Mobile Financial Services activities, the analysis and financial commentary are split to reflect these two business scopes. Accordingly, Section 3.1.4.1 Liquidity and cash flows from telecom activities and Section 3.1.4.2 Financial debt and liquidity position of telecom activities deal with telecom activities, and Section 3.1.3.7 Mobile Financial Services covers the Group’s banking activities.

3.1.4.1     Liquidity and cash flows from telecom activities

3.1.4.1.1      Organic cash flow from telecom activities

Organic cash flow from telecom activities is a financial indicator not defined by IFRS. For further information on the calculation of organic cash flow from telecom activities and the reasons why the Orange group uses this indicator, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary.

Organic cash flow from telecom activities stood at 3,058 million euros in 2022, compared with 2,401 million euros in 2021 (see Note 1.9 to the Consolidated Financial Statements).

Organic cash flow from telecom activities (at December 31, in millions of euros)	2022	2021 on a historical basis
EBITDAaL from telecom activities	13,080	12,696
eCAPEX of telecom activities	(7,335)	(7,636)
EBITDAaL - eCAPEX of telecom activities	5,745	5,060
Increase (decrease) in eCAPEX trade payables (1)	65	(205)
Decrease (increase) in working capital requirement (2)	(284)	120
Interest paid and interest rate effects on derivatives, net (net of dividends received) (3)	(804)	(997)
Income tax paid	(1,033)	(955)
Other operating items (4)	(630)	(622)
Organic cash flow from telecom activities	3,058	2,401

(1)   Including investing donations received in advance.

(2)   See Section 7.2.1 Financial glossary.

(3)   Excluding (i) interest paid on lease liabilities of 141 million euros in 2022 and 119 million euros in 2021, and (ii) interest paid on debts related to financed assets of 3 million euros in 2022 and 1 million euros in 2021 (see Note 1.9 to the Consolidated Financial Statements).

(4)   Including (i) disbursements related to the French part-time for seniors plans (plans relating to agreements for the employment of older workers in France) and restructuring programs costs, (ii) repayment of lease liabilities and payables related to financed assets, (iii) the change in receivables and payables related to operating taxes and levies, and (iv) elimination of non-monetary effects.

Between 2021 and 2022, organic cash flow from telecom activities increased by 657 million euros, mainly due to:

−    the increase of 385 million euros in EBITDAaL from telecom activities on a historical basis (see Section 3.1.2.2.1 Group EBITDAaL);

−    the decrease of 301 million euros in the economic CAPEX for telecom activities on a historical basis, mainly due to (i) the loss of exclusive control of Orange Concessions for 253 million euros, following the disposal of 50% of the capital and its recognition under equity accounting on November 3, 2021, and (ii) to a lesser extent, the organic decrease on a comparable basis in economic CAPEX (see Section 3.1.2.5.1.1 Economic CAPEX);

−    the change of 269 million euros in economic CAPEX trade payables of telecom activities between the two periods, relating in particular to the counter-effect of the recognition in 2021 of substantial outflows due to the strong increase in investments at the end of 2020 in order to make up for the delay caused by the Covid-19 health crisis;

−    the decrease of 193 million euros in interest paid and interest rate effects on derivatives, net (net of dividends received, and excluding interest paid on lease liabilities and on debt relating to financed assets), mainly due to (i) the decrease in bond coupons with the issue of new bonds at lower interest rates than the matured bonds, and (ii) the increase in income received on investments;

−    partially offset by:

-     the change of 404 million euros in working capital requirement between the two periods, mainly resulting from (i) the increase in trade receivables in 2022, linked in particular to the increase of nearly 1 billion euros in revenues year on year on a historical basis, and (ii) the counter-effect of the normalization in 2021 of timing differences in the collection of trade receivables affected by the Covid-19 health crisis at the end of 2020,

-     and, to a lesser extent, the increase of 78 million euros in income tax paid.

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3.1.4.1.2      Cash flows from telecom activities

Cash flows from telecom activities are presented in Note 1.9 to the Consolidated Financial Statements.

Simplified statement of cash flows from telecom activities (1) (at December 31, in millions of euros)	2022	2021 on a historical basis
Net cash provided by operating activities	11,921	11,636
Net cash used in investing activities	(10,625)	(6,227)
Net cash used in financing activities	(3,577)	(5,160)
Net change in cash and cash equivalents	(2,281)	249
Cash and cash equivalents in the opening balance	8,188	7,891
Cash change in cash and cash equivalents	(2,281)	249
Non-cash change in cash and cash equivalents	(61)	48
Cash and cash equivalents in the closing balance	5,846	8,188

(1)   See Note 1.9 to the Consolidated Financial Statements.

3.1.4.1.2.1       Net cash provided by operating activities (telecom activities)

Net cash provided by operating activities (telecom activities) was 11,921 million euros in 2022, versus 11,636 million euros in 2021.

In 2022, Orange pursued its policy of managing its working capital requirement. The effects on the change in working capital requirement (i) of the receivables disposal program, and (ii) the extended payment terms on the payables of certain suppliers of goods and services and fixed assets, are respectively described in Notes 4.3 and 5.6 to the Consolidated Financial Statements.

Change in net cash provided by operating activities (telecom activities) - 2022 vs. 2021 (at December 31, in millions of euros)	Decrease/ (Increase)
Net cash provided by operating activities in 2021	11,636
Increase (decrease) in operating income	2,298
Decrease (increase) in impairment of goodwill (1)	2,885
Gains (losses) on disposal of fixed assets, investments and activities (2)	(2,274)
Change in the cost of the French part-time for seniors plans and related premiums (3)	895
Other	792
Change in working capital requirement	(404)
Decrease (increase) in operating taxes and levies paid	(33)
Decrease (increase) in net interest paid and interest rate effects on derivatives, net (net of dividends received)	169
Decrease (increase) in income taxes paid	(78)
Change in non-monetary items included in operating income and reclassified items for presentation (2)	(1,668)
Decrease (increase) in impairment of goodwill (1)	(2,885)
Gains (losses) on disposal of fixed assets, investments and activities (2)	2,274
Other (4)	(1,057)
Net cash provided by operating activities in 2022	11,921

(1)   Mainly (i) the counter-effect of the impairment of goodwill in Spain in 2021, and (ii) the impairment of goodwill in Romania in 2022 (see Section 3.1.2.2.2 Group operating income and Note 7 to the Consolidated Financial Statements).

(2)   Mainly the counter-effect of gains resulting from the loss of exclusive control of Orange Concessions and Światlowód Inwestycje (FiberCo in Poland) in 2021 (see Section 3.1.2.2.2 Group operating income and Note 3.2 to the Consolidated Financial Statements).

(3)   See Section 3.1.2.2.1 Group EBITDAaL and Note 6.1 to the Consolidated Financial Statements.

(4)   Reclassified items for presentation include the elimination of operating taxes and levies included in operating income and presented separately above.

Between 2021 and 2022, the increase of 285 million euros in net cash provided by operating activities (telecom activities) was largely attributable to:

−    the increase of 792 million euros in operating income from telecom activities on a historical basis, excluding changes in the impairment of goodwill, gains (losses) on disposals of fixed assets, investments and activities and the expense for the French part-time for seniors plans and related premiums (with no effect on net cash provided by operating activities); and

−    to a lesser extent, the decrease of 169 million euros in interest paid and interest rate effects on derivatives, net (net of dividends received, and including interest paid on lease liabilities and on debt relating to financed assets), mainly due to (i) the decrease in bond coupons with the issue of new bonds at lower interest rates than the matured bonds, and (ii) the increase in income received on investments;

−    partially offset by (i) the change of 404 million euros in working capital requirement between the two periods, mainly resulting from the counter-effect of the normalization in 2021 of timing differences in the collection of trade receivables affected by the Covid-19 health crisis at the end of 2020, and (ii) to a lesser extent, the increase of 78 million euros in income tax paid.

3.1.4.1.2.2       Net cash used in investing activities (telecom activities)

The net cash used in investing activities of telecom activities were a negative 10,625 million euros in 2022, compared with a negative 6,227 million euros in 2021.

Between 2021 and 2022, the increase of 4,398 million euros in net cash used in investing activities of telecom activities is largely attributable to:

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−    the change in investments and other financial assets between the two periods (mainly investments at fair value), with an increase of 2,289 million euros in 2022, compared with a decrease of 1,632 million euros in 2021, due to the Group’s active cash management policy;

−    the counter-effect of disposals of equity securities in 2021 for 986 million euros, mainly due to (i) the disposal of 50% of Orange Concessions for 758 million euros, and (ii) the disposal of 50% of Światlowód Inwestycje (the FiberCo in Poland) for 132 million euros (see Note 3.2 to the Consolidated Financial Statements);

−    partially offset by:

-     the decrease of 306 million euros in purchases and sales of property, plant and equipment and intangible assets (net of the change in fixed asset payables), mainly due to (i) the decrease in economic CAPEX paid (mainly the counter-effect of the recognition in 2021 of substantial outflows due to the strong increase in investments at the end of 2020 in order to make up for the delay caused by the Covid-19 health crisis, and the effect of the loss of exclusive control of Orange Concessions following the disposal of 50% of the capital and its recognition under equity accounting on November 3, 2021), (ii) partially offset by the increase in telecommunication licenses paid (see Section 3.1.2.5.1 Capital expenditure),

-     and the decrease of 187 million euros in acquisitions of equity securities, mainly relating to the counter-effect of the recognition in 2021 of the acquisition in the same year of 54% of Telekom Romania Communications (TKR) for 206 million euros (see Note 3.2 to the Consolidated Financial Statements).

Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets (1) (4) (at December 31, in millions of euros)	2022	2021 on a historical basis
Purchases of property, plant and equipment and intangible assets	(8,742)	(8,725)
eCAPEX	(7,335)	(7,636)
Elimination of proceeds from sales of property, plant and equipment and intangible assets (2)	(347)	(163)
Telecommunication licenses	(1,060)	(926)
Increase (decrease) in fixed asset payables (3)	166	(49)
Sales of property, plant and equipment and intangible assets (4)	324	217
Total telecom activities	(8,251)	(8,557)

(1)   Net of the change in fixed asset payables. Furthermore, financed assets have no effect on net cash flows when acquired (see Section 3.1.2.5 Group capital expenditure and Notes 1.5 and 8.5 to the Consolidated Financial Statements).

(2)   Elimination of proceeds from sales of property, plant and equipment and intangible assets included in economic CAPEX (eCAPEX).

(3)   Including investing donations received in advance.

(4)   Net of change in receivables and advances on disposals of fixed assets.

Acquisitions and sales of equity securities

Acquisitions and sales of equity securities (1) (at December 31, in millions of euros)	2022	2021 on a historical basis
Acquisitions of equity securities	(101)	(288)
Acquisition of 54% of Telekom Romania Communications (TKR, renamed Orange Romania Communications) (3)	11	(206)
Other acquisitions	(112)	(82)
Disposals of equity securities	17	986
Disposal of 50% of Światlowód Inwestycje (FiberCo in Poland) (2)	18	132
Disposal of 50% of Orange Concessions (2)	(8)	758
Other disposals	7	96
Total telecom activities	(84)	698

(1)   Acquisitions and disposals of equity securities (i) in subsidiaries (net of cash acquired or transferred), (ii) in associates and joint ventures, and (iii) measured at fair value.

(2)   See Note 3.2 to the Consolidated Financial Statements.

Other changes in shareholdings and other financial assets

Other decreases (increases) in investments and other financial assets (at December 31, in millions of euros)	2022	2021 on a historical basis
Investments at fair value (excluding cash equivalents)	(2,256)	943
Other	(33)	689
Total telecom activities	(2,289)	1,632

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3.1.4.1.2.3       Net cash used in financing activities (telecom activities)

Net cash flows related to the financing of telecom activities were a negative 3,577 million euros in 2022, versus 5,160 million euros in 2021.

Net cash used in financing activities (at December 31, in millions of euros)	2022	2021 on a historical basis
Change in medium- and long-term debt (1)	721	(2,050)
Medium and long-term debt issuances	1,809	2,523
Medium and long-term debt redemptions and repayments	(1,088)	(4,572)
Repayment of lease liabilities	(1,514)	(1,621)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	(367)	1,148
Decrease (increase) of cash collateral deposits (1)	673	973
Exchange rate effects on derivatives, net	(91)	201
Subordinated notes issuances (purchases) and other related fees (2) (3)	(451)	(311)
Coupon on subordinated notes (2) (3)	(213)	(238)
Proceeds (purchase) of treasury shares (2)	14	(199)
Together 2021 Employee Shareholding Plan (4)	20	(188)
Other proceeds (purchases) of treasury shares	(6)	(11)
Capital increase (decrease) (2)	(173)	(316)
Capital increase (decrease) of owners of the parent company	(0)	-
Capital increase (decrease) - non-controlling interests	0	1
Capital increase (decrease) - Telecom activities/Mobile Financial Services	(173)	(317)
Changes in ownership interests with no gain or loss of control	(11)	(403)
Conditional voluntary public tender offer for shares of Orange Belgium (5)	-	(316)
Other changes in ownership interests (6)	(11)	(87)
Dividends paid (2)	(2,164)	(2,345)
Dividends paid to owners of the parent company (3)	(1,861)	(2,127)
Dividends paid to non-controlling interests	(304)	(218)
Total telecom activities	(3,577)	(5,160)

(1)   See Note 13 to the Consolidated Financial Statements.

(2)   See Note 15 to the Consolidated Financial Statements.

(3)   See Section 3.1.4.3 Equity.

(4)   See Note 6.3 to the Consolidated Financial Statements.

(5)   See Note 3.2 to the Consolidated Financial Statements.

(6)   Including, in 2021, the impact of the purchase of the non-controlling interests of Groupama in Orange Bank.

Between 2021 and 2022, the decrease of 1,583 million euros in net cash flows related to the financing of telecom activities is largely attributable to:

−    the decrease of 3,484 million euros in medium and long-term debt redemptions and repayments (see Notes 13.5 and 13.6 to the Consolidated Financial Statements), mainly due to the counter-effect of large bond redemptions in 2021;

−    the counter-effect of the recognition in 2021 of changes in ownership interests with no gain/loss of control for 403 million euros, mainly related to (i) the conditional voluntary public tender offer for shares of Orange Belgium for 316 million euros (see Note 3.2 to the Consolidated Financial Statements), and (ii) the acquisition of Groupama’s non-controlling interests in Orange Bank; and

−    the decrease of 266 million euros in dividends paid by Orange SA (see Section 3.1.4.3 Equity and Note 15.3 to the Consolidated Financial Statements). In 2021, the balance of the dividend paid for fiscal year 2020 was 0.30 euro per share, increased by the payment of an exceptional shareholder dividend of an additional 0.20 euro per share, using part of the funds received from the settlement of the tax dispute in France concerning fiscal years 2005-2006 (see Note 10.2 to the Consolidated Financial Statements). In 2022, the balance of the dividend for fiscal year 2021 was 0.40 euro per share;

−    partially offset by:

-     the decrease of 1,515 million euros in bank overdrafts and short-term borrowings, mainly due to the counter-effect of the increased use of the negotiable debt securities (NEU Commercial Paper) program in 2021,

-     the decrease of 714 million euros in medium and long-term debt issuances (see Notes 13.5 and 13.6 to the Consolidated Financial Statements),

-     the change of cash collateral deposits (with a rise of 673 million euros in 2022 compared with an increase of 973 million euros in 2021), reflecting the change in the fair value of derivatives used for hedging the Group’s bonds (see Note 13.8 to the Consolidated Financial Statements),

-     the change in exchange rate effects on derivatives, net, of 292 million euros,

-     and the counter-effect of the recognition in 2021 of purchases of treasury shares as part of the Together 2021 Employee Shareholding Plan (see Note 6.3 to the Consolidated Financial Statements) for 188 million euros, against proceeds of 20 million euros received in 2022.

3.1.4.2     Financial debt and liquidity position of telecom activities

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks.

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3.1.4.2.1      Net financial debt

Net financial debt (see Note 13.3 to the Consolidated Financial Statements) and the ratio of net financial debt to EBITDAaL from telecom activities are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary. Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

(at December 31)	2022	2021 on a historical basis
Net financial debt (1) (2)	25,298	24,269
Ratio of net financial debt/EBITDAaL from telecom activities (1)	1.93	1.91

(1)   See Section 3.1.5 Financial indicators not defined by IFRS.

(2)   In millions of euros.

Between December 31, 2021 and December 31, 2022, net financial debt rose by 1,028 million euros.

Change in net financial debt - 2022 vs. 2021 (at December 31, in millions of euros)	Decrease/ (Increase)
Net financial debt at December 31, 2021	(24,269)
Organic cash flow from telecom activities (1)	3,058
Telecommunication licenses paid (2)	(981)
Significant litigation paid (and received)	(20)
Net impact of changes in the scope of consolidation	(104)
Issues (redemptions), coupons and other fees related to subordinated notes (3)	(710)
Subordinated notes issuances (purchases) and other related fees (4)	(497)
Coupon on subordinated notes	(213)
Dividends paid to owners of the parent company (3)	(1,861)
Dividends paid to non-controlling interests	(304)
Other financial items	(107)
Capital increases of the Mobile Financial Services entities subscribed by the Group (5)	(173)
Other (6)	65
Decrease (increase) in net financial debt	(1,028)
Net financial debt at December 31, 2022	(25,298)

(1)   See Section 3.1.4.1.1 Organic cash flow from telecom activities and Note 1.9 to the Consolidated Financial Statements.

(2)   Mainly disbursements relating to (i) 5G licenses in Belgium, France and Romania, and (ii) 4G licenses in Egypt and Poland.

(3)   See Section 3.1.4.3 Equity and Note 15 to the Consolidated Financial Statements.

(4)   Including 46 million euros reclassified as short-term debt (see Note 15.4 to the Consolidated Financial Statements).

(5)   See Note 1.9 to the Consolidated Financial Statements.

(6)   Including the effect of recognizing debt related to financed assets.

3.1.4.2.2      Management of financial debt and liquidity position

Financial assets, liabilities and financial results (excluding telecom activities) and information relating to market risks and the fair value of the financial assets and liabilities of telecom activities are described in Notes 13 and 14, respectively, to the Consolidated Financial Statements.

At December 31, 2022, the liquidity position of telecom activities amounted to 16,741 million euros and exceeded the repayment obligations of gross financial debt in 2023. At December 31, 2022, the liquidity position of telecom activities mainly comprised 5,846 million euros in cash and cash equivalents and 4,500 million euros in investments at fair value (see Note 14.3 to the Consolidated Financial Statements).

3.1.4.2.3      Exposure to market risks and financial instruments

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk, financial ratios and equity market risk, is described in Note 14 to the Consolidated Financial Statements.

For further information on risks relating to financial markets, see Section 2.1.3 Financial risks.

3.1.4.2.4      Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for some outstanding financing, affect the compensation paid to investors via Step-up clauses (a clause that triggers an increase in the coupon interest rate in the event of a downgrade of Orange’s long-term credit rating by the rating agencies, according to contractually defined rules - this clause may also stipulate a downward revision of the coupon interest rate in the event of an improvement in the rating, as long as the interest rate does not drop below the initial interest rate on the loan - see Note 14.3 to the Consolidated Financial Statements).

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Orange’s credit rating at December 31, 2022 is as follows:

Orange’s credit rating (at December 31, 2022)	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.1.3 Financial risks.

3.1.4.3     Equity

At December 31, 2022, the French State held 22.95% of the share capital of Orange SA and 29.25% of the voting rights, directly or in concert with Bpifrance Participations (see Note 15 to the Consolidated Financial Statements).

The payment of dividends by Orange took place as follows (see Note 15.3 to the Consolidated Financial Statements):

−    in 2022, payment of (i) the balance of the dividend of 0.40 euros per share for the 2021 fiscal year, and (ii) the interim dividend of 0.30 euros per share for the 2022 fiscal year;

−    in 2021, payment of (i) the balance of the 0.50 euros dividend per share for fiscal year 2020 (including the payment of an exceptional shareholder dividend of an additional 0.20 euros per share, using part of the funds received from the settlement of the tax dispute in France concerning fiscal years 2005-2006, see Note 10.2 to the Consolidated Financial Statements), and (ii) the interim dividend of 0.30 euros per share for fiscal year 2021.

Additionally, Orange has not exercised its right to defer the coupon payment for the subordinated notes since their issuance and accordingly paid the noteholders compensation of 215 million euros in 2022 (including 2 million euros of coupons on subordinated notes reclassified as short-term borrowings) and 238 million euros in 2021 (see Note 15.4 to the Consolidated Financial Statements).

In view of the early redemption of subordinated notes for a remaining amount of 426 million pounds sterling (from an original tranche of 600 million pounds sterling), launched in November 2022, the outstanding amount of Group subordinated notes was 4,950 million euros at December 31, 2022 (see Note 15.4 to the Consolidated Financial Statements).

Capital management is described in Note 14.8 to the Consolidated Financial Statements. Changes in equity are described in the consolidated statement of changes in shareholders’ equity and in Note 15 to the Consolidated Financial Statements.

3.1.5      Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with IFRS (International Financial Reporting Standards), Orange publishes financial indicators not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for, or to be confused with, the financial indicators as defined by IFRS.

3.1.5.1     Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the fiscal year ended and restating the results for the corresponding period in the previous fiscal year, in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides details of the effect of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business effect. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Consolidated Financial Statements for the period just ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is relevant because these are indicators used internally by the Group to monitor its operating activities. Changes on a comparable basis better reflect organic business changes.

Data on a comparable basis are financial indicators not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of the Group’s historical data for the past fiscal year or previous periods.

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3.1.5.1.1      2021 fiscal year - Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for fiscal year 2021.

2021 fiscal year - Group (at December 31, 2021, in millions of euros)	Revenues	EBITDAaL	Operating income	eCAPEX	Average number of employees
Data on a historical basis	42,522	12,566	2,521	7,660	132,002
Foreign exchange fluctuations (1)	220	84	81	14	-
US dollar (USD)	196	76	71	14	-
Guinean franc (GNF)	112	58	47	15	-
Jordanian dinar (JOD)	48	19	8	9	-
Egyptian pound (EGP)	(74)	(27)	(12)	(14)	-
Polish zloty (PLN)	(66)	(17)	(4)	(10)	-
Other	4	(25)	(29)	0	-
Changes in the scope of consolidation and other changes	453	(5)	(2,481)	(248)	2,285
Acquisition/Takeover of Telekom Romania Communications (TKR)	375	7	(27)	21	2,662
Change in the accounting of the Orange Reprise mobile phone recovery offer (RE Program)	44	-	-	-	-
Operational launch of Totem (2)	41	4	4	4	-
Acquisition of SCRT and Telsys by Orange Cyberdefense (2)	11	2	2	-	8
Disposal/loss of control and equity accounting of Światlowód Inwestycje (FiberCo in Poland) (3)	1	(1)	(340)	-	(4)
Disposal/loss of control and equity accounting of Orange Concessions (4)	(9)	-	(2,117)	(253)	(78)
Other	(10)	(17)	(3)	(20)	(303)
Data on a comparable basis	43,195	12,645	122	7,426	134,287

(1)   Foreign exchange fluctuations between the average exchange rates for the 2021 fiscal year and the average exchange rates for the 2022 fiscal year.

(2)   See Section 3.1.1.3 Significant events.

(3)   In operating income, mainly the gain of 340 million euros from the loss of exclusive control of Światlowód Inwestycje (FiberCo in Poland), recognized in the review of fixed assets, investments and business portfolio in 2021 (see Note 3.2 to the Consolidated Financial Statements).

(4)   In operating income, mainly the gain of 2,124 million euros from the loss of exclusive control of Orange Concessions, recognized in the review of fixed assets, investments and business portfolio in 2021 (see Note 3.2 to the Consolidated Financial Statements).

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2021 fiscal year include:

−    foreign exchange fluctuations between the average exchange rates for the 2021 fiscal year and the average exchange rates for the 2022 fiscal year;

−    and changes in the scope of consolidation (see Section 3.1.1.3 Significant events and Note 3.2 to the Consolidated Financial Statements) and other changes, mainly including:

-     the takeover of Telekom Romania Communications (TKR, renamed Orange Romania Communications, Europe segment), through the acquisition of 54% of the capital, on September 30, 2021, effective as of January 1, 2021 on a comparable basis,

-     the change in the accounting treatment of the "Orange Reprise" offer (offer to buy back used equipment from customers in the form of purchase vouchers as part of the sale of own-brand handsets under the RE Program: see Section 3.1.1.3 Significant events). In 2021, the Group recognized the costs of buying back handsets from customers as a deduction from revenues. In 2022, a portion of these costs was recognized in operating expenses (purchased handset inventories) for the amount corresponding to the market value of the recovered mobile phone. This change of presentation has no effect on EBITDAaL and operating income,

-     the operational launch of Totem at the end of 2021 (new segment, see the heading in Section 3.1 Review of the Group’s financial position and results and Note 1.1 to the Consolidated Financial Statements), effective as of January 1, 2021 on a comparable basis,

-     the acquisitions of SCRT and Telsys by Orange Cyberdefense (Enterprise segment) on November 8, 2022, effective as of November 1, 2021 on a comparable basis,

-     the loss of exclusive control of Światlowód Inwestycje (FiberCo in Poland, Europe segment), through the disposal of 50% of the capital, on August 31, 2021, and the equity accounting of this company, effective as of January 1, 2021 on a comparable basis,

-     and the loss of exclusive control of Orange Concessions (France segment), through the disposal of 50% of the capital, on November 3, 2021, and the equity accounting of this company, effective as of January 1, 2021 on a comparable basis.

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3.1.5.1.2      2021 fiscal year - Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the key operating data for fiscal year 2021.

2021 fiscal year - Segments (at December 31, 2021, in millions of euros)	Revenues	EBITDAaL	Operating income	eCAPEX	Average number of employees
France
Data on a historical basis	18,092	6,867	2,653	4,117	49,447
Foreign exchange fluctuations (1)	0	-	0	-	-
Changes in the scope of consolidation and other changes (2)	83	(247)	(151)	(323)	(115)
Change in the accounting of the Orange Reprise mobile phone recovery offer (RE Program)	44	-	-	-	-
Operational launch of Totem (3)	18	(257)	(168)	(51)	(49)
Disposal/loss of control and equity accounting of Orange Concessions	(10)	-	8	(253)	(78)
Other changes (2)	31	10	9	(19)	12
Data on a comparable basis	18,175	6,620	2,502	3,794	49,332
Europe
Data on a historical basis	10,579	2,830	(2,933)	1,893	26,345
Foreign exchange fluctuations (1)	(58)	(15)	(4)	(8)	-
Changes in the scope of consolidation and other changes (2)	376	(87)	(436)	(9)	2,633
Acquisition/Takeover of Telekom Romania Communications (TKR)	376	7	(27)	21	2,662
Operational launch of Totem (3)	-	(94)	(67)	(30)	(25)
Disposal/loss of control and equity accounting of Światlowód Inwestycje (FiberCo in Poland) (4)	1	(1)	(340)	-	(4)
Other changes (2)	(1)	1	(2)	0	(0)
Data on a comparable basis	10,898	2,728	(3,373)	1,876	28,977
Africa & Middle East
Data on a historical basis	6,381	2,265	1,291	1,064	14,474
Foreign exchange fluctuations (1)	123	57	47	15	-
Changes in the scope of consolidation and other changes (2)	-	-	(0)	-	-
Data on a comparable basis	6,504	2,322	1,338	1,079	14,474
Enterprise
Data on a historical basis	7,757	970	474	318	28,143
Foreign exchange fluctuations (1)	152	43	39	8	-
Changes in the scope of consolidation and other changes (2)	7	(23)	(19)	(1)	(55)
Acquisition of SCRT and Telsys by Orange Cyberdefense (3)	11	2	2	-	8
Other changes (2)	(4)	(25)	(21)	(1)	(63)
Data on a comparable basis	7,917	990	494	326	28,088
Totem
Data on a historical basis	-	-	-	-	-
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	596	352	232	84	75
Operational launch of Totem (3)	596	352	232	84	75
Other changes (2)	-	-	-	-	-
Data on a comparable basis	596	352	232	84	75
International Carriers & Shared Services
Data on a historical basis	1,515	(237)	1,217	243	12,650
Foreign exchange fluctuations (1)	5	(1)	(1)	0	-
Changes in the scope of consolidation and other changes (2)	(7)	1	(2,107)	(0)	(253)
Operational launch of Totem (3)	-	2	5	-	(1)
Disposal/loss of control and equity accounting of Orange Concessions (5)	-	-	(2,123)	-	-
Other changes (2)	(7)	(1)	11	(0)	(252)
Data on a comparable basis	1,513	(237)	(890)	243	12,398
Mobile Financial Services
Data on a historical basis	-	(131)	(182)	24	943
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	-	(131)	(182)	24	943

(1)   Foreign exchange fluctuations between the average exchange rates for the 2021 fiscal year and the average exchange rates for the 2022 fiscal year.

(2)   Including the effect of internal reorganizations between segments, which have no effect at Group level.

(3)   See Section 3.1.1.3 Significant events.

(4)   In operating income, mainly the gain of 340 million euros from the loss of exclusive control of Światlowód Inwestycje (FiberCo in Poland), recognized in the review of fixed assets, investments and business portfolio in 2021 (see Note 3.2 to the Consolidated Financial Statements).

(5)   In operating income, mainly the gain of 2124 million euros from the loss of exclusive control of Orange Concessions, recognized in the review of fixed assets, investments and business portfolio in 2021 (see Note 3.2 to the Consolidated Financial Statements).

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3.1.5.2     EBITDAaL

EBITDAaL (or "EBITDA after Leases") relates to operating income (i) before depreciation and amortization of fixed assets, effects of takeovers, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interests on lease liabilities and interest on payables related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, the review of fixed assets, investment and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income or expenses (see Note 1.10 to the Consolidated Financial Statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

(at December 31, in millions of euros)	2022			2021 on a historical basis
	Adjusted data	Presentation adjustments (1)	Consolidated income statement	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenues	43,471	-	43,471	42,522	-	42,522
External purchases	(18,707)	(24)	(18,732)	(17,950)	(23)	(17,973)
Other operating income	745	2	747	730	53	783
Other operating expenses	(367)	(47)	(413)	(535)	(165)	(700)
Labor expenses	(8,537)	(383)	(8,920)	(8,626)	(1,291)	(9,917)
Operating taxes and levies	(1,879)	(3)	(1,882)	(1,890)	(36)	(1,926)
Gains (losses) on disposal of fixed assets, investments and activities	-	233	233	-	2,507	2,507
Restructuring costs	-	(125)	(125)	-	(331)	(331)
Depreciation and amortization of financed assets	(107)	-	(107)	(84)	-	(84)
Depreciation and amortization of right-of-use assets	(1,507)	-	(1,507)	(1,481)	-	(1,481)
Impairment of right-of-use assets	(1)	(52)	(54)	-	(91)	(91)
Interests on debts related to financed assets (2)	(3)	3	na	(1)	1	na
Interests on lease liabilities (2)	(145)	145	na	(120)	120	na
EBITDAaL	12,963	(251)	na	12,566	744	na
Significant litigation	(9)	9	na	(134)	134	na
Specific labor expenses	(372)	372	na	(1,276)	1,276	na
Review of fixed assets, investments and business portfolio	233	(233)	na	2,507	(2,507)	na
Restructuring programs costs	(177)	177	na	(422)	422	na
Acquisition and integration costs	(74)	74	na	(51)	51	na
Depreciation and amortization of fixed assets	(7,035)	-	(7,035)	(7,074)	-	(7,074)
Impairment of goodwill	(817)	-	(817)	(3,702)	-	(3,702)
Impairment of fixed assets	(56)	-	(56)	(17)	-	(17)
Share of profits (losses) of associates and joint ventures	(2)	-	(2)	3	-	3
Elimination of interests on debts related to financed assets (2)	3	(3)	na	1	(1)	na
Elimination of interests on lease liabilities (2)	145	(145)	na	120	(120)	na
Operating income	4,801	-	4,801	2,521	-	2,521
Finance costs, net			(920)			(782)
Income taxes			(1,265)			(962)
Consolidated net income			2,617			778
Net income attributable to owners of the parent company			2,146			233
Net income attributable to non-controlling interests			471			545

(1)   The presentation adjustments allow reassignment of specific line items identified in the segment information (see Note 1 to the Consolidated Financial Statements) to the lines for operating income and expenses presented in the consolidated income statement.

(2)   Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are eliminated from segment operating income and included in finance costs, net in the Consolidated Financial Statements.

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Orange’s management believes that presenting the EBITDAaL indicator is relevant because it is the key operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunication industry.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or net cash provided by operating activities.

3.1.5.3     eCAPEX

eCAPEX (or "economic CAPEX") relates both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunication licenses and financed assets sold, less the price of disposal of fixed assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and changes in fixed asset payables, less the price of disposal of fixed assets.

The table below shows the transition from (i) investments in property, plant and equipment and intangible assets as presented in Note 1.6 to the Consolidated Financial Statements, and (ii) purchases of property, plant and equipment and intangible assets, excluding the change in fixed asset payables, as presented in the consolidated statement of cash flows, to (iii) eCAPEX.

(at December 31, in millions of euros)	2022	2021 on a historical basis
Investments in property, plant and equipment and intangible assets	9,007	8,789
Financed assets	(229)	(40)
Purchases of property, plant and equipment and intangible assets (1)	8,777	8,749
Price of disposal of fixed assets	(347)	(163)
Telecommunication licenses	(1,060)	(926)
eCAPEX	7,371	7,660

(1)   See the consolidated statement of cash flows. Excluding the change in fixed asset payables. Financed assets have no effect on net cash flows upon acquisition.

Orange’s management believes that the presentation of eCAPEX is relevant because this indicator (i) does not include investments in telecommunication licenses (the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on net cash flows upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber optic economic model, more accurate measurement of the actual amount of investments by excluding the price of disposal of fixed assets. It is the indicator used internally by the Group in allocating resources, in order to measure the operating efficiency of the use of investments for each of its business segments.

eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for purchases of property, plant and equipment and intangible assets, or investments in property, plant and equipment and intangible assets.

3.1.5.4     EBITDAaL - eCAPEX

The indicator "EBITDAaL - eCAPEX" is equivalent to EBITDAaL (see Section 3.1.5.2 EBITDAaL) minus eCAPEX (see Section 3.1.5.3 eCAPEX).

Orange’s management believes that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the key operating performance indicator used internally by the Group to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for analysis of net cash provided by operating activities and net cash used in investing activities.

3.1.5.5     Organic cash flow from telecom activities

Organic cash flow from telecom activities refers to net cash provided by operating activities, minus (i) repayment of lease liabilities and debt related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigation paid (and received).

The following table presents, for telecom activities, the transition from net cash provided by operating activities to organic cash flow from telecom activities, as presented in Note 1.9 to the Consolidated Financial Statements.

Organic cash flow from telecom activities (at December 31, in millions of euros)	2022	2021 on a historical basis
Net cash provided by operating activities (telecom activities)	11,921	11,636
Purchases (sales) of property, plant and equipment and intangible assets	(8,251)	(8,557)
Repayment of lease liabilities	(1,514)	(1,621)
Repayment of debts related to financed assets	(97)	(80)
Elimination of telecommunication licenses paid	981	717
Elimination of significant litigation paid (and received)	20	306
Organic cash flow from telecom activities	3,058	2,401

Orange’s management believes that the presentation of organic cash flow from telecom activities is relevant for measuring the Group’s capacity to free up cash through its telecom activities taken as a whole, excluding the main items that are not under its control and which may vary significantly from one year to the next, which is particularly the case for disbursements (and receipts) relating to significant litigation and disbursements relating to acquisitions of telecommunication licenses. It is a more comprehensive indicator than "EBITDAaL - eCAPEX" (used internally to manage and assess operating and segment results and to implement its investment and resource allocation strategy), since it notably includes the effects of financial expenses, income taxes and changes in working capital requirements. For this reason, this indicator has been chosen by Orange as a key performance indicator for telecom activities. This indicator is commonly used by companies in the telecommunication sector.

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Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is not a substitute for net cash provided by operating activities or net cash used in investing activities.

3.1.5.6     Net financial debt

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included in net financial debt, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 13.3 to the Consolidated Financial Statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for an analysis of all assets and liabilities.

3.1.5.7     Ratio of net financial debt to EBITDAaL of telecom activities

The ratio of net financial debt to EBITDAaL from telecom activities is calculated as the ratio of the Group’s net financial debt (see Section 3.1.5.6 Net financial debt) to EBITDAaL from telecom activities (see Section 3.1.5.2 EBITDAaL) calculated over the previous 12 months. As net financial debt (as defined and used by Orange) does not take into account Mobile Financial Services activities, for which this concept is not relevant, net financial debt is divided by EBITDAaL from telecom activities. In addition, when changes in the scope of consolidation significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL from telecom activities is adjusted to take into account the EBITDAaL from those entities over the previous 12 months.

(at December 31, in millions of euros)	2022	2021 on a historical basis
Net financial debt (a)	25,298	24,269
EBITDAaL from telecom activities (b)	13,080	12,696
Ratio of net financial debt/EBITDAaL from telecom activities (a/b)	1.93	1.91

The ratio of net financial debt to EBITDAaL from telecom activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunication sector.

Ratio of net financial debt to EBITDAaL from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

3.1.6      Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Notes 16 and 17.3 to the Consolidated Financial Statements.

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3.2     Recent events and financial objectives

3.2.1      Recent events

EIB financing for the deployment of 5G and 4G networks in France

On March 1, 2023, Orange borrowed 500 million euros from the European Investment Bank (EIB) to help finance in France the rollout of its 5G mobile network and the reinforcement of its 4G mobile network capacity in rural areas. This financing is part of the roadmap of Orange’s new strategic plan Lead the future, which aims, among other things, to capitalize on the Group’s infrastructure in order to consolidate Orange’s leading position in terms of quality of service and networks.

European Commission’s approval of the acquisition by Orange Belgium of a majority share in VOO SA

On March 20, 2023, the European Commission approved the acquisition of 75% of the capital less one share of VOO SA by Orange Belgium. This decision validates the commitments already taken by Orange Belgium following the agreements signed in December 2021 with Nethys and in January 2023 with Telenet (see sections 1.3 Significant events and 1.4.2.3 Operating activities - Belgium & Luxembourg). The transaction should be completed by the end of the second quarter of 2023.

Litigation in Mali

On March 13, 2023, the Supreme Court of Mali rejected the appeal of Orange Mali and Malitel in the Remacotem case (see note 18 Litigation in the notes to the Consolidated Financial Statements). Following this decision, the Bamako High Court nevertheless granted a two-month grace period to implement the decision.

The consumer association Remacotem sued the operators Orange Mali and Malitel (Maroc Telecom) in 2011 to challenge the billing of calls to voice mail. In 2013, the court of first instance dismissed the case on the grounds that the billing was approved. At the end of 2021, Orange Mali and Malitel found out that this decision had been the subject of an appeal, instructed without their being consulted, and that they had been ordered to pay the plaintiff association 266 million euros in compensation, of which Orange Mali was responsible for 176 million euros.

Several actions have been initiated, or are being prepared, both at the local level (injunction procedure) and at the international level (notably with the ICSID).

The Group holds an indirect 28% stake in Orange Mali via Sonatel (70% shareholder of Orange Mali since 2002). This investment is fully consolidated in the Group’s accounts.

Arbitral decision in the Korek Telecom litigation

On March 20, 2023, an arbitration tribunal constituted under the aegis of the International Chamber of Commerce rendered a final award in the dispute between (indirectly, through their joint company) the Kuwaiti logistics group Agility and Orange, and their former Iraqi co-shareholder in the capital of the Iraqi operator Korek Telecom. The arbitral tribunal awarded 1.65 billion US dollars in damages to the joint company and the former shareholder holding company of Korek Telecom for various violations of the shareholders’ agreement and tortious acts committed by the former Iraqi shareholder, in particular for collusion with the Iraqi telecommunications regulator. Other proceedings, in particular the arbitration procedure initiated by Orange with the ICSID against the Iraqi State, are still in progress (see note 18 Litigation to the Consolidated Financial Statements).

Orange Business transformation Plan

On March 21 and 22, 2023, Orange Business presented to the employee representative bodies the operational implementation of its strategic priorities within the framework of the strategic plan Lead the Future. This plan carries a strong ambition to transform and simplify Orange Business, whose market is undergoing profound changes, towards a Digital Services Company model, in order to:

−    strengthen its IT and solutions integrator activities. In addition to recruitment, Orange Business will undertake a training and retraining program in key IT and digital professions for around 5,000 employees worldwide by 2025;

−    simplify the organization and support the decline of the historical telecom activities in France, resulting in a project to resize the teams working on these business segments. The proposed plan could lead to the loss of approximately 670 positions in France within the Enterprise Communications Services establishment, which includes the main historical activities of Orange Business, on an exclusively voluntary basis. In this context, Orange Business has announced it wishes to propose to the trade unions the opening of negotiations on a Collective Bargaining Agreement (accord de Rupture Conventionnelle Collective) to support employees who wish to leave the company.

3.2.2      Financial objectives

In 2023, Orange aims to achieve the following targets (on a comparable basis and without taking into account mergers and acquisitions that have not yet been finalized):

−    slight growth in EBITDAaL (see Section 3.1.5.2 EBITDAaL);

−    a significant reduction in eCAPEX (see Section 3.1.5.3 eCAPEX);

−    organic cash flow from telecom activities (see Section 3.1.5.5 Organic cash flow from telecom activities) of at least 3.5 billion euros;

−    and a ratio of net financial debt to EBITDAaL from telecom activities (see Section 3.1.5.7 Ratio of net financial debt to EBITDAaL from telecom activities) unchanged at around 2x in the medium term.

For more information on the outlook and objectives beyond 2023, see Section 1.2.3 The Orange group strategy.

Regarding the dividend, see Section 6.3 Dividend distribution policy.

These objectives are based on the assumptions stated in the presentation of the key changes in the telecom services market and the Group strategy (see Section 1.2 Business model, market and strategy) as well as in the presentation of the Group’s operating activities, which include a description of the various business segment markets (see Section 1.4 Operating activities).

They were compiled and prepared on a comparable basis with the historical financial information and in line with the Group’s accounting policies.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.1 Risk factors.

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3.3     Consolidated financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statement of changes in shareholders’ equity

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

Consolidated statement of cash flows

Note 1 Segment information

1.1 Changes in segment information

1.2 Segment revenue

1.3 Segment revenue to consolidated net income in 2022

1.4 Segment revenue to consolidated net income in 2021

1.5 Segment revenue to consolidated net income in 2020

1.6 Segment investments

1.7 Segment assets

1.8 Segment equity and liabilities

1.9 Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

1.10 Definition of operating segments and performance indicators

Note 2 Description of business and basis of preparation of the consolidated financial statements

2.1 Description of business

2.2 Basis of preparation of the financial statements

2.3 New standards and interpretations applied from January 1, 2022

2.4 Standards and interpretations compulsory after December 31, 2022 with no early adoption

2.5 Accounting policies, use of judgment and estimates

Note 3 Gains and losses on disposal and main changes in scope of consolidation

3.1 Gains (losses) on disposal of fixed assets, investments and activities

3.2 Main changes in the scope of consolidation

Note 4 Sales

4.1 Revenue

4.2 Other operating income

4.3 Trade receivables

4.4 Customer contract net assets and liabilities

4.5 Other assets

Note 5 Purchases and other expenses

5.1 External purchases

5.2 Other operating expenses

5.3 Restructuring and integration costs

5.4 Equipment inventories and Broadcasting rights

5.5 Prepaid expenses

5.6 Trade payables

5.7 Other liabilities

Note 6 Employee benefits

6.1 Labor expenses

6.2 Employee benefits

6.3 Share-based compensation

6.4 Executive compensation

Note 7 Impairment losses and goodwill

7.1 Impairment losses

7.2 Goodwill

7.3 Key assumptions used to determine recoverable amounts

7.4 Sensitivity of recoverable amounts

Note 8 Fixed assets

8.1 Gains (losses) on disposal of fixed assets

8.2 Depreciation and amortization

8.3 Impairment of fixed assets

8.4 Other intangible assets

8.5 Property, plant and equipment

8.6 Fixed assets payables

8.7 Dismantling provisions

Note 9 Lease agreements

9.1 Right-of-use assets

9.2 Lease liabilities

Note 10 Taxes

10.1 Operating taxes and levies

10.2 Income taxes

10.3 Developments in tax disputes and audits

Note 11 Interests in associates and joint ventures

11.1 Change in interests in associates and joint ventures

11.2 Key figures from associates and joint ventures

11.3 Contractual commitments on interests in associates and joint ventures

Note 12 Related party transactions

Note 13 Financial assets, liabilities and financial results (telecom activities)

13.1 Financial assets and liabilities of telecom activities

13.2 Profits and losses related to financial assets and liabilities

13.3 Net financial debt

13.4 TDIRA

13.5 Bonds

13.6 Loans from development organizations and multilateral lending institutions

13.7 Financial assets

13.8 Derivatives

Note 14 Information on market risk and fair value of financial assets and liabilities (telecom activities)

14.1 Interest rate risk management

14.2 Foreign exchange risk management

14.3 Liquidity risk management

14.4 Financial ratios

14.5 Credit risk and counterparty risk management

14.6 Commodity risk management (energy contracts)

14.7 Equity market risk

14.8 Capital management

14.9 Fair value of financial assets and liabilities

Note 15 Equity

15.1 Changes in share capital

15.2 Treasury shares

15.3 Dividends

15.4 Subordinated notes

15.5 Translation adjustments

15.6 Non-controlling interests

15.7 Earnings per share

Note 16 Unrecognized contractual commitments (telecom activities)

16.1 Operating activities commitments

16.2 Consolidation scope commitments

16.3 Financing commitments

Note 17 Mobile Financial Services activities

17.1 Financial assets and liabilities of Mobile Financial Services

17.2 Information on market risk management with respect to Orange Bank activities

17.3 Orange Bank’s unrecognized contractual commitments

Note 18 Litigation

Note 19 Subsequent events

Note 20 Main consolidated entities

Note 21 Decision of the IFRS IC concerning IAS 19 "Employee Benefits" on the calculation of obligations relating to certain defined benefit pension plans

Note 22 Auditors’ fees

This document is a free translation into English of the yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

Significant events 2022

Creation of the new Totem business segment	Impairment of goodwill in Romania	Signing of an agreement with MásMóvil

Since January 1, 2022, Totem, the Orange group’s European TowerCo, has owned and managed the passive infrastructure portfolio of mobile telecommunication towers in France and Spain. The Group has decided to present Totem as a separate business segment.

At December 31, 2022, the increase in the discount rate coupled with the downward revision of the business plan for the Romania cash-generating unit, led to the recognition of an impairment loss of (789) million euros in goodwill.

Following exclusive negotiations that began on March 8, 2022, Orange and MásMóvil signed an agreement on July 23 to combine their activities in Spain.

This combination will take the form of a 50-50 joint venture, co-controlled by each party. The Orange group would then lose exclusive control over its activities in Spain, and the joint venture would be consolidated using the equity method in the Orange group’s financial statements.

At December 31, 2022, the Group considers that the IFRS 5 criteria relating to discontinued operations are not met.

Note 1.1	Note 7.1	Note 3.2

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The accompanying notes form an integral part of the consolidated financial statements. The accounting principles are split within each note in gray areas.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	2022	2021	2020
Revenue	4.1	43,471	42,522	42,270
External purchases	5.1	(18,732)	(17,973)	(17,691)
Other operating income	4.2	747	783	604
Other operating expenses	5.2	(413)	(700)	(789)
Labor expenses	6.1	(8,920)	(9,917)	(8,490)
Operating taxes and levies	10.1.1	(1,882)	(1,926)	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	3.1	233	2,507	228
Restructuring costs	5.3	(125)	(331)	(25)
Depreciation and amortization of fixed assets	8.2	(7,035)	(7,074)	(7,134)
Depreciation and amortization of financed assets	8.5	(107)	(84)	(55)
Depreciation and amortization of right-of-use assets	9.1	(1,507)	(1,481)	(1,384)
Impairment of goodwill	7.1	(817)	(3,702)	-
Impairment of fixed assets	8.3	(56)	(17)	(30)
Impairment of right-of-use assets	9.1	(54)	(91)	(57)
Share of profits (losses) of associates and joint ventures	11	(2)	3	(2)
Operating income		4,801	2,521	5,521
Cost of gross financial debt excluding financed assets		(775)	(829)	(1,099)
Interests on debts related to financed assets		(3)	(1)	(1)
Gains (losses) on assets contributing to net financial debt		48	(3)	(1)
Foreign exchange gain (loss)		(97)	65	(103)
Interests on lease liabilities		(145)	(120)	(120)
Other net financial expenses		52	106	11
Finance costs, net	13.2	(920)	(782)	(1,314)
Income taxes	10.2.1	(1,265)	(962)	848
Consolidated net income		2,617	778	5,055
Net income attributable to owners of the parent company		2,146	233	4,822
Non-controlling interests	15.6	471	545	233
Earnings per share (in euros) attributable to parent company	15.7
Net income
- basic		0.73	0.00	1.72
- diluted		0.73	0.00	1.71

Consolidated statement of comprehensive income

(in millions of euros)	Note	2022	2021	2020
Consolidated net income		2,617	778	5,055
Remeasurements of the net defined benefit liability	6.2	176	59	(13)
Assets at fair value	13.7-17.1	(116)	9	94
Income tax relating to items that will not be reclassified	10.2.2	(47)	(14)	1
Share of other comprehensive income in associates and joint ventures that will not be reclassified		0	(4)	-
Items that will not be reclassified to profit or loss (a)		13	51	82
Assets at fair value	13.7-17.1	4	1	1
Cash flow hedges	13.8.2	295	317	22
Translation adjustment gains and losses	15.5	(374)	200	(414)
Income tax relating to items that are or may be reclassified	10.2.2	(70)	(84)	(10)
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		51	5	-
Items that are or may be reclassified subsequently to profit or loss (b)		(93)	439	(401)
Other consolidated comprehensive income (a) + (b)		(80)	490	(319)
Consolidated comprehensive income		2,537	1,267	4,736
Comprehensive income attributable to the owners of the parent company		2,050	687	4,578
Comprehensive income attributable to non-controlling interests		487	580	158

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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2022	December 31, 2021	December 31, 2020
Assets
Goodwill	7.2	23,113	24,192	27,596
Other intangible assets	8.4	14,946	14,940	15,135
Property, plant and equipment	8.5	31,640	30,484	29,075
Right-of-use assets	9.1	7,936	7,702	7,009
Interests in associates and joint ventures	11	1,486	1,440	98
Non-current financial assets related to Mobile Financial Services activities	17.1	656	900	1,210
Non-current financial assets	13.1	977	950	1,516
Non-current derivatives assets	13.1	1,458	683	132
Other non-current assets	4.5	216	254	136
Deferred tax assets	10.2.3	421	692	674
Total non-current assets		82,847	82,236	82,582
Inventories	5.4	1,048	952	814
Trade receivables	4.3	6,305	6,029	5,620
Other customer contract assets	4.4	1,570	1,460	1,236
Current financial assets related to Mobile Financial Services activities	17.1	2,742	2,381	2,075
Current financial assets	13.1	4,541	2,313	3,259
Current derivatives assets	13.1	112	7	162
Other current assets	4.5	2,217	1,875	1,701
Operating taxes and levies receivables	10.1.2	1,265	1,163	1,104
Current taxes assets	10.2.3	149	181	128
Prepaid expenses	5.5	851	851	850
Cash and cash equivalents	13.1	6,004	8,621	8,145
Total current assets		26,803	25,834	25,094
Total assets		109,650	108,071	107,676

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(in millions of euros)	Note	December 31, 2022	December 31, 2021	December 31, 2020
Equity and liabilities
Share capital		10,640	10,640	10,640
Share premiums and statutory reserve		16,859	16,859	16,859
Subordinated notes		4,950	5,497	5,803
Retained earnings		(666)	(656)	1,255
Equity attributable to the owners of the parent company		31,784	32,341	34,557
Non-controlling interests		3,172	3,020	2,643
Total equity	15	34,956	35,361	37,200
Non-current financial liabilities	13.1	31,930	31,922	30,089
Non-current derivatives liabilities	13.1	397	220	844
Non-current lease liabilities	9.2	6,901	6,696	5,875
Non-current fixed assets payables	8.6	1,480	1,370	1,291
Non-current financial liabilities related to Mobile Financial Services activities	17.1	82	0	0
Non-current employee benefits	6.2	2,567	2,798	1,984
Non-current dismantling provisions	8.7	670	876	885
Non-current restructuring provisions	5.3	43	61	53
Other non-current liabilities	5.7	276	306	307
Deferred tax liabilities	10.2.3	1,124	1,185	855
Total non-current liabilities		45,471	45,434	42,182
Current financial liabilities	13.1	4,702	3,421	5,170
Current derivatives liabilities	13.1	51	124	35
Current lease liabilities	9.2	1,509	1,369	1,496
Current fixed assets payables	8.6	3,101	3,111	3,349
Trade payables	5.6	7,067	6,738	6,475
Customer contract liabilities	4.4	2,579	2,512	1,984
Current financial liabilities related to Mobile Financial Services activities	17.1	3,034	3,161	3,128
Current employee benefits	6.2	2,418	2,316	2,192
Current dismantling provisions	8.7	26	21	16
Current restructuring provisions	5.3	119	124	64
Other current liabilities	5.7	2,526	2,338	2,267
Operating taxes and levies payables	10.1.2	1,405	1,436	1,279
Current taxes payables	10.2.3	538	425	673
Deferred income		149	180	165
Total current liabilities		29,223	27,276	28,294
Total equity and liabilities		109,650	108,071	107,676

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Consolidated statement of changes in shareholders’ equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subordinated notes	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance as of January 1, 2020		2,660,056,599	10,640	16,859	5,803	(961)	(467)	31,875	2,452	234	2,687	34,561
Consolidated comprehensive income		-	-	-	-	4,822	(244)	4,578	233	(75)	158	4,736
Share-based compensation	6.3	-	-	-	-	16	-	16	7	-	7	23
Purchase of treasury shares	15.2	-	-	-	-	7	-	7	-	-	-	7
Dividends	15.3	-	-	-	-	(1,595)	-	(1,595)	(225)	-	(225)	(1,820)
Issues and purchases of subordinated notes	15.4	-	-	-	0	(12)	-	(12)	-	-	-	(12)
Subordinated notes remuneration	15.4	-	-	-	-	(258)	-	(258)	-	-	-	(258)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(21)	-	(21)	19	-	19	(2)
Other movements		-	-	-	-	(33)	-	(33)	(2)	-	(2)	(35)
Balance as of December 31, 2020		2,660,056,599	10,640	16,859	5,803	1,966	(711)	34,557	2,484	159	2,643	37,200
Consolidated comprehensive income		-	-	-	-	233	454	687	545	36	580	1,267
Share-based compensation	6.3	-	-	-	-	165	-	165	6	-	6	171
Purchase of treasury shares	15.2	-	-	-	-	(179)	-	(179)	-	-	-	(179)
Dividends	15.3	-	-	-	-	(2,127)	-	(2,127)	(218)	-	(218)	(2,345)
Issues and purchases of subordinated notes	15.4	-	-	-	(306)	(6)	-	(311)	-	-	-	(311)
Subordinated notes remuneration	15.4	-	-	-	-	(238)	-	(238)	-	-	-	(238)
Changes in ownership interests with no gain/loss of control (1)	3.2	-	-	-	-	(185)	-	(185)	(213)	-	(213)	(398)
Changes in ownership interests with gain/loss of control (2)	3.2	-	-	-	-	-	-	-	249	-	249	249
Other movements		-	-	-	-	(28)	-	(28)	(28)	-	(28)	(55)
Balance as of December 31, 2021		2,660,056,599	10,640	16,859	5,497	(399)	(257)	32,341	2,825	195	3,020	35,361
Consolidated comprehensive income		-	-	-	-	2,146	(96)	2,050	471	16	487	2,537
Share-based compensation	6.3	-	-	-	-	11	-	11	3	-	3	14
Purchase of treasury shares	15.2	-	-	-	-	(7)	-	(7)	-	-	-	(7)
Dividends	15.3	-	-	-	-	(1,861)	-	(1,861)	(328)	-	(328)	(2,189)
Issues and purchases of subordinated notes	15.4	-	-	-	(547)	51	-	(496)	-	-	-	(496)
Subordinated notes remuneration	15.4	-	-	-	-	(215)	-	(215)	-	-	-	(215)
Changes in ownership interests with no gain/loss of control	3.2	-	-	-	-	(10)	-	(10)	0	-	0	(10)
Changes in ownership interests with gain/loss of control	3.2	-	-	-	-	(0)	-	(0)	0	-	0	(0)
Other movements		-	-	-	-	(29)	-	(29)	(10)	-	(10)	(39)
Balance as of December 31, 2022		2,660,056,599	10,640	16,859	4,950	(313)	(353)	31,784	2,960	211	3,172	34,956

(1)   Including the partial buy-out of minority interests in Orange Belgium and the buy-out of minority interests in Orange Bank (see Note 3.2).

(2)   Related to the takeover of Telekom Romania Communications (see Note 3.2).

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company							Attributable to non-controlling interests							Total other comprehensive income
	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures	Total	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other comprehensive income of associates and joint ventures	Total
Balance as of January 1st, 2020	(28)	(117)	78	(563)	203	(40)	(467)	(2)	(6)	251	(10)	1	-	234	(233)
Variation (1)	95	18	(334)	(15)	(8)	-	(244)	(1)	4	(80)	2	(0)	-	(75)	(319)
Balance as of December 31, 2020	68	(98)	(256)	(579)	195	(40)	(711)	(3)	(2)	171	(8)	0	-	159	(552)
Variation (1)	11	318	160	63	(98)	1	454	0	(1)	40	(4)	(0)	-	36	490
Balance as of December 31, 2021	78	220	(96)	(516)	97	(39)	(257)	(3)	(3)	212	(11)	1	-	195	(62)
Variation (1)	(111)	267	(360)	179	(112)	42	(96)	(0)	28	(14)	(3)	(4)	9	16	(80)
Balance as of December 31, 2022	(33)	487	(455)	(337)	(16)	3	(353)	(4)	25	198	(14)	(4)	9	211	(142)

(1)   Including in 2022 a variation of 363 million euros related to hedging instruments (of which 187 million euros of hedging in American dollar and pound sterling held by Orange SA), an actuarial gain of 176 million euros mainly related to the increase in discount rates and a foreign exchange loss of (374) million euros mainly due to the depreciation of the Egyptian pound.

Including in 2021 a variation of 317 million euros related to hedging instruments (of which 319 million euros of hedging in American dollar and pound sterling held by Orange SA) and a variation of 200 million euros related to translation adjustments (impact spread on multiple currencies).

Including in 2020 a variation of (414) million euros of translation adjustments and a variation of 94 million euros related to assets at fair value.

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Consolidated statement of cash flows

(in millions of euros)	Note	2022	2021	2020
Operating activities
Consolidated net income		2,617	778	5,055
Non-monetary items and reclassified items for presentation		13,298	14,592	10,310
Operating taxes and levies	10.1.1	1,882	1,926	1,924
Gains (losses) on disposal of fixed assets, investments and activities	3.1	(233)	(2,507)	(228)
Other gains and losses		(22)	(28)	(23)
Depreciation and amortization of fixed assets	8.2	7,035	7,074	7,134
Depreciation and amortization of financed assets	8.5	107	84	55
Depreciation and amortization of right-of-use assets	9.1	1,507	1,481	1,384
Changes in provisions	4-5-6-8	(133)	803	(504)
Impairment of goodwill	7.1	817	3,702	-
Impairment of fixed assets	8.3	56	17	30
Impairment of right-of-use assets	9.1	54	91	57
Share of profits (losses) of associates and joint ventures	11	2	(3)	2
Operational net foreign exchange and derivatives		28	30	(11)
Finance costs, net	13.2	920	782	1,314
Income tax	10.2.1	1,265	962	(848)
Share-based compensation		14	179	23
Changes in working capital and operating banking activities (1)		(792)	(177)	(640)
Decrease (increase) in inventories, gross		(108)	(126)	72
Decrease (increase) in trade receivables, gross		(289)	64	(488)
Increase (decrease) in trade payables		297	36	(122)
Changes in other customer contract assets and liabilities		(26)	140	(41)
Changes in other assets and liabilities (2)		(666)	(292)	(62)
Other net cash out		(3,888)	(3,956)	(2,028)
Operating taxes and levies paid		(1,906)	(1,880)	(1,929)
Dividends received		13	12	6
Interest paid and interest rates effects on derivatives, net (3)		(963)	(1,134)	(1,264)
Tax dispute for fiscal years 2005-2006		-	-	2,246
Income tax paid excluding the effect of the tax litigation for years 2005-2006		(1,033)	(954)	(1,086)
Net cash provided by operating activities (a)		11,235	11,236	12,697
Investing activities
Purchases and sales of property, plant and equipment and intangible assets		(8,282)	(8,580)	(7,176)
Purchases of property, plant and equipment and intangible assets (4)	8.4-8.5	(8,777)	(8,749)	(8,546)
Increase (decrease) in fixed assets payables		170	(72)	958
Investing donations received in advance		1	24	39
Sales of property, plant and equipment and intangible assets (5)		324	217	374
Cash paid for investment securities, net of cash acquired	3.2	(58)	(211)	(49)
Telekom Romania Communications		11	(206)	-
Other		(68)	(5)	(49)
Investments in associates and joint ventures		(10)	(3)	(7)
Purchases of investment securities measured at fair value		(34)	(76)	(67)
Proceeds from sales of investment securities, net of cash transferred	3.2	12	891	1
Swiatlowod Inwestycje Sp. z o.o (FiberCo in Poland)		18	132	-
Orange Concessions		(8)	758	-
Other		2	-	-
Other proceeds from sales of investment securities at fair value		5	95	18
Decrease (increase) in securities and other financial assets		(2,081)	1,908	1,716
Investments at fair value, excluding cash equivalents		(2,256)	936	1,568
Other (6)		175	972	148
Net cash used in investing activities (b)		(10,448)	(5,976)	(5,564)

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(in millions of euros)	Note	2022	2021	2020
Financing activities
Medium and long-term debt issuances	13.5-13.6	1,809	2,523	2,694
Medium and long-term debt redemptions and repayments (7)	13.5-13.6	(1,088)	(4,572)	(3,476)
Repayments of lease liabilities	9.2	(1,519)	(1,625)	(1,398)
Increase (decrease) of bank overdrafts and short-term borrowings		(400)	1,143	(413)
o/w redemption of subordinated notes reclassified in 2019 as short-term borrowings	15.4	-	-	(500)
Decrease (increase) of cash collateral deposits		771	988	(747)
Exchange rates effects on derivatives, net		(91)	201	37
Subordinated notes issuances (purchases) and other related fees	15.4	(451)	(311)	(12)
Coupon on subordinated notes	15.4	(213)	(238)	(280)
Proceeds (purchases) treasury shares	15.2	14	(199)	7
o/w employee share offering (Orange Together 2021)	6.3	20	(188)	-
Capital increase (decrease) - non-controlling interests		0	5	2
Changes in ownership interests with no gain/loss of control		(11)	(403)	(3)
Dividends paid to owners of the parent company	15.3	(1,861)	(2,127)	(1,595)
Dividends paid to non-controlling interests	15.6	(304)	(218)	(226)
Net cash used in financing activities (c)		(3,343)	(4,834)	(5,410)
Net change in cash and cash equivalents (a) + (b) + (c)		(2,556)	427	1,724
Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		8,621	8,145	6,481
Cash change in cash and cash equivalents		(2,556)	427	1,724
Non-cash change in cash and cash equivalents		(61)	50	(59)
o/w effect of exchange rates changes and other non-monetary effects		(61)	50	(59)
Cash and cash equivalents in the closing balance		6,004	8,621	8,145

(1)   Operating banking activities mainly include transactions with customers and credit institutions. They are presented in changes in other assets and liabilities.

(2)   Excluding operating tax receivables and payables.

(3)   Including interests paid on lease liabilities for (141) million euros in 2022, (120) million euros in 2021 and (131) million euros in 2020 and interests paid on financed asset liabilities for (3) million euros in 2022 and (1) million euros in 2021 and 2020.

(4)   Acquisitions of financed assets for 229 million euros in 2022, 40 million euros in 2021 and 241 million euros in 2020 have no effect on the net cash used in investing activities.

(5)   Including proceeds from sale and lease-back transactions for 14 million euros in 2022, 10 million euros in 2021 and 227 million euros in 2020.

(6)   Includes the reimbursement in 2021 of loans granted to Orange Concessions and its subsidiaries for approximately 663 million euros, of which 620 million euros reimbursed by Orange Concessions and 43 million euros by the HIN consortium (see Note 3.2), the reimbursement in 2020 of 97 million euros received by Orange in the context of the dispute with Digicel (see Note 18).

(7)   Including TDIRA buy-backs in 2020 (see Note 13.4).

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Note 1        Segment information

1.1         Changes in segment information

In February 2021, Orange announced the creation of Totem, a European TowerCo that operates a tower portfolio consisting of approximately 27,000 sites in France and Spain at December 31, 2022. The TowerCo’s entry into the operational phase resulted in a change in internal reporting by management, and the segment information now presented reflects the Group’s decision to present Totem as a separate segment. This change has also modified the composition of the France and Spain cash-generating units (CGUs). The goodwill initially assigned to the France and Spain CGUs was thus partially reassigned to the Totem CGU, i.e. 1,624 million euros, based on the expected future cash flows of the transferred activity.

1.2         Segment revenue

(in millions of euros)	France (1)	Europe
		Spain (1)	Other European countries (3)	Eliminations Europe	Total
December 31, 2022
Revenue (4)	17,983	4,647	6,329	(14)	10,962
Convergence services	4,857	1,870	959	-	2,830
Mobile-only services	2,332	790	2,079	-	2,869
Fixed-only services	3,787 (7)	436	783	-	1,219
IT & integration services	-	41	430	-	471
Wholesale	4,938	878	964	(14)	1,828
Equipment sales	1,323	632	927	-	1,559
Other revenue	746	1	185	-	187
External	17,238	4,586	6,219	-	10,805
Inter-operating segments	745	61	109	(14)	157
December 31, 2021
Revenue (4)	18,092	4,720	5,870	(11)	10,579
Convergence services	4,697	1,870	850	-	2,720
Mobile-only services	2,276	880	2,007	-	2,887
Fixed-only services	3,872 (7)	435	652	-	1,087
IT & integration services	-	14	338	-	352
Wholesale	5,313	900	998	(11)	1,886
Equipment sales	1,226	621	869	-	1,490
Other revenue	708	1	155	0	157
External	17,489	4,672	5,776	-	10,449
Inter-operating segments	603	48	94	(11)	131
December 31, 2020
Revenue (4)	18,461	4,951	5,638	(9)	10,580
Convergence services	4,559	1,984	733	-	2,717
Mobile services only	2,245	1,012	2,026	-	3,038
Fixed services only	3,959 (7)	471	611	-	1,083
IT & integration services	-	8	301	-	310
Wholesale	5,866	916	1,017	(9)	1,924
Equipment sales	1,187	547	828	-	1,375
Other revenue	644	12	122	-	134
External	17,794	4,908	5,559	-	10,467
Inter-operating segments	667	43	79	(9)	113

(1)   Since January 1, 2022, Totem’s figures are presented in a distinct operating segment. In 2021 and 2020, Totem’s figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).

(2)   Including in 2022, revenue of 473 million euros in France and 212 million euros in Spain.

(3)   In 2021, the segment includes the contribution of Telekom Romania Communications since September 30, 2021.

(4)   The description of different sources of revenue is presented in Note 4.1.

(5)   Including, in 2022, revenue of 5,126 million euros in France, 19 million euros in Spain, 1,413 million euros in other European countries and 1,023 million euros in other countries.

Including, in 2021, revenue of 5,118 million euros in France, 13 million euros in Spain, 1,294 million euros in other European countries and 1,331 million euros in other countries.

Including, in 2020, revenue of 5,071 million euros in France, 13 million euros in Spain, 1,287 million euros in other European countries and 1,436 million euros in other countries.

(6)   Including revenue of 1,361 million euros in France, 1,353 million euros in 2021 and 1,305 million euros in 2020.

(7)   Including, in 2022, fixed only broadband revenue of 2,955 million euros and fixed only narrowband revenue of 831 million euros.

Including, in 2021, fixed only broadband revenue of 2,862 million euros and fixed only narrowband revenue of 1,010 million euros.

Including, in 2020, fixed only broadband revenue of 2,748 million euros and fixed only narrowband revenue of 1,212 million euros.

(8)   Including, in 2022, revenue of 1,018 million euros from voice services and revenue of 2,448 million euros from data services.

Including, in 2021, revenue of 1,106 million euros from voice services and revenue of 2,527 million euros from data services.

Including, in 2020, revenue of 1,237 million euros from voice services and revenue of 2,614 million euros from data services.

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Africa & Middle East	Enterprise (5)	Totem (1) (2)	International Carriers & Shared Services (1) (6)	Eliminations	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements

6,918	7,930	685	1,540	(2,538)	43,480	-	(9)	43,471
-	-	-	-	-	7,687	-	-	7,687
5,272	659	-	-	(38)	11,093	-	(0)	11,093
800	3,466 (8)	-	-	(150)	9,121	-	(1)	9,120
40	3,489	-	-	(184)	3,817	-	(6)	3,811
663	41	685	1,060	(1,859)	7,356	-	-	7,356
104	275	-	-	(7)	3,255	-	(0)	3,254
39	-	-	480	(299)	1,152	-	(2)	1,150
6,750	7,548	113	1,017	-	43,471	-	-	43,471
168	383	572	523	(2,538)	9	-	(9)	-

6,381	7,757	N/A	1,515	(1,795)	42,530	-	(7)	42,522
-	-	N/A	-	-	7,417	-	-	7,417
4,884	636	N/A	-	(31)	10,652	-	(0)	10,652
664	3,633 (8)	N/A	-	(168)	9,089	-	(1)	9,088
31	3,195	N/A	-	(167)	3,411	-	(4)	3,407
654	42	N/A	1,056	(1,249)	7,702	-	-	7,702
112	250	N/A	-	(8)	3,070	-	(0)	3,070
36	-	N/A	460	(172)	1,188	-	(2)	1,186
6,216	7,371	N/A	998	-	42,522	-	-	42,522
165	386	N/A	517	(1,795)	7	-	(7)	-

5,834	7,807	N/A	1,450	(1,855)	42,277	-	(7)	42,270
-	-	N/A	-	-	7,276	-	-	7,276
4,420	649	N/A	-	(35)	10,317	-	(0)	10,317
562	3,851 (8)	N/A	-	(177)	9,278	-	(0)	9,277
25	3,086	N/A	-	(164)	3,256	-	(4)	3,252
695	45	N/A	1,038	(1,313)	8,255	-	-	8,255
89	175	N/A	-	(5)	2,821	-	(0)	2,821
43	-	N/A	412	(160)	1,073	-	(2)	1,072
5,660	7,405	N/A	944	-	42,270	-	-	42,270
175	402	N/A	506	(1,855)	7	-	(7)	-

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1.3         Segment revenue to consolidated net income in 2022

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries (2)	Eliminations Europe	Total
Revenue	17,983	4,647	6,329	(14)	10,962	6,918
External purchases	(7,429)	(2,879)	(3,684)	14	(6,550)	(2,740)
Other operating income	1,229	97	270	(0)	367	69
Other operating expenses	(486)	(162)	(187)	0	(350)	(171)
Labor expenses	(3,435)	(266)	(736)	-	(1,002)	(575)
Operating taxes and levies	(834)	(140)	(101)	-	(241)	(660)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(107)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(254)	(169)	(201)	-	(371)	(194)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets (5)	(3)	-	-	-	-	-
Interests on lease liabilities (5)	(18)	(17)	(27)	-	(44)	(64)
EBITDAaL (3)	6,645	1,111	1,662	-	2,772	2,584
Significant litigations (3)	(3)	-	-	-	-	-
Specific labor expenses (3)	(330)	-	0	-	0	-
Fixed assets, investments and businesses portfolio review (3)	(0)	-	29	-	29	76
Restructuring programs costs (3)	(18)	(8)	(14)	-	(22)	(8)
Acquisition and integration costs (3)	-	-	(41)	-	(41)	-
Depreciation and amortization of fixed assets	(2,922)	(1,107)	(1,057)	-	(2,164)	(1,075)
Impairment of goodwill	-	-	(789)	-	(789)	-
Impairment of fixed assets	(15)	-	(3)	-	(3)	2
Share of profits (losses) of associates and joint ventures	(18)	-	(3)	-	(3)	22
Elimination of interests on debts related to financed assets (5)	3	-	-	-	-	-
Elimination of interests on lease liabilities (5)	18	17	27	-	44	64
Operating Income	3,361	12	(190)	-	(177)	1,665
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (5)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (5)
Other net financial expenses
Finance costs, net
Income Tax
Consolidated net income

(1)   Since January 1, 2022, Totem’s figures are presented in a distinct operating segment (see Note 1.1).

(2)   In 2021, the segment includes the contribution of Telekom Romania Communications since September 30, 2021.

(3)   See Note 1.10. for EBITDAaL adjustments.

(4)   Mobile Financial Services’ net banking income is recognized in other operating income and amounts to 116 million euros in 2022. The cost of risk is included in other operating expenses and amounts to (45) million euros in 2022.

(5)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Enterprise	Totem (1)	Interna- tional Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (4)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjust- ments (5)	Orange consolidated financial statements
7,930	685	1,540	(2,538)	43,480	-	(9)	43,471	-	43,471
(4,240)	(131)	(1,997)	4,491	(18,594)	(129)	15	(18,707)	(24)	(18,732)
191	0	2,101	(3,331)	627	128	(10)	745	2	747
(657)	(0)	(49)	1,377	(335)	(36)	4	(367)	(47)	(413)
(2,179)	(14)	(1,255)	-	(8,461)	(76)	-	(8,537)	(383)	(8,920)
(82)	(5)	(55)	-	(1,877)	(2)	-	(1,879)	(3)	(1,882)
-	-	-	-	-	-	-	-	233	233
-	-	-	-	-	-	-	-	(125)	(125)
-	-	-	-	(107)	-	-	(107)	-	(107)
(154)	(159)	(372)	-	(1,504)	(3)	-	(1,507)	-	(1,507)
(1)	-	0	-	(1)	-	-	(1)	(52)	(54)
-	-	-	-	(3)	-	-	(3)	3	N/A
(6)	(4)	(10)	-	(144)	(0)	-	(145)	145	N/A
804	371	(96)	-	13,080	(118)	1	12,963	(251)	N/A
-	-	(6)	-	(9)	-	-	(9)	9	N/A
(35)	-	(9)	-	(373)	1	-	(372)	372	N/A
8	-	120	-	233	-	-	233	(233)	N/A
(47)	-	(89)	-	(184)	7	-	(177)	177	N/A
(1)	(1)	(33)	-	(76)	2	-	(74)	74	N/A
(398)	(122)	(311)	-	(6,992)	(44)	-	(7,035)	-	(7,035)
-	-	-	-	(789)	(28)	-	(817)	-	(817)
(20)	0	0	-	(36)	(21)	-	(56)	-	(56)
1	-	(3)	-	(2)	-	-	(2)	-	(2)
-	-	-	-	3	-	-	3	(3)	N/A
6	4	10	-	144	0	-	145	(145)	N/A
317	252	(417)	-	5,000	(200)	1	4,801	-	4,801
									(775)
									(3)
									48
									(97)
									(145)
									52
									(920)
									(1,265)
									2,617

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1.4         Segment revenue to consolidated net income in 2021

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,092	4,720	5,870	(11)	10,579	6,381
External purchases	(7,081)	(2,768)	(3,330)	11	(6,087)	(2,502)
Other operating income	1,274	161	192	(0)	353	52
Other operating expenses	(526)	(171)	(179)	0	(350)	(243)
Labor expenses	(3,657)	(268)	(665)	-	(932)	(535)
Operating taxes and levies	(838)	(163)	(96)	-	(259)	(644)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(84)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(304)	(248)	(198)	-	(446)	(176)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets (3)	(1)	-	-	-	-	-
Interests on lease liabilities (3)	(8)	(14)	(15)	-	(29)	(67)
EBITDAaL (1)	6,867	1,251	1,579	-	2,830	2,265
Significant litigations (1)	(128)	-	-	-	-	-
Specific labor expenses (1)	(959)	-	(2)	-	(2)	-
Fixed assets, investments and businesses portfolio review (1)	(2)	-	359	-	359	2
Restructuring programs costs (1)	(10)	(180)	(31)	-	(211)	(41)
Acquisition and integration costs (1)	(7)	-	(25)	-	(25)	-
Depreciation and amortization of fixed assets	(3,108)	(1,107)	(1,097)	-	(2,204)	(1,012)
Impairment of goodwill	-	(3,702)	-	-	(3,702)	-
Impairment of fixed assets	(1)	-	(13)	-	(13)	(1)
Share of profits (losses) of associates and joint ventures	(8)	-	5	-	5	10
Elimination of interests on debts related to financed assets (3)	1	-	-	-	-	-
Elimination of interests on lease liabilities (3)	8	14	15	-	29	67
Operating Income	2,653	(3,724)	791	-	(2,933)	1,291
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (3)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)   See Note 1.10. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 109 million euros in 2021. The cost of risk is included in other operating expenses and amounts to (46) million euros in 2021.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
7,757	1,515	(1,795)	42,530	-	(7)	42,522	-	42,522
(3,967)	(2,000)	3,786	(17,849)	(112)	10	(17,950)	(23)	(17,973)
173	2,096	(3,328)	620	114	(4)	730	53	783
(640)	(71)	1,336	(493)	(44)	2	(535)	(165)	(700)
(2,119)	(1,298)	-	(8,542)	(84)	-	(8,626)	(1,291)	(9,917)
(80)	(66)	-	(1,887)	(3)	-	(1,890)	(36)	(1,926)
-	-	-	-	-	-	-	2,507	2,507
-	-	-	-	-	-	-	(331)	(331)
-	-	-	(84)	-	-	(84)	-	(84)
(147)	(407)	-	(1,478)	(3)	-	(1,481)	-	(1,481)
-	0	-	0	-	-	0	(91)	(91)
-	-	-	(1)	-	-	(1)	1	N/A
(7)	(8)	-	(119)	(0)	-	(120)	120	N/A
970	(237)	-	12,696	(131)	1	12,566	744	N/A
-	(6)	-	(134)	-	-	(134)	134	N/A
(123)	(190)	-	(1,274)	(3)	-	(1,276)	1,276	N/A
3	2,146	-	2,507	-	-	2,507	(2,507)	N/A
(5)	(145)	-	(412)	(11)	-	(422)	422	N/A
(1)	(16)	-	(49)	(2)	-	(51)	51	N/A
(378)	(335)	-	(7,038)	(36)	-	(7,074)	-	(7,074)
-	-	-	(3,702)	-	-	(3,702)	-	(3,702)
0	(2)	-	(17)	-	-	(17)	-	(17)
1	(5)	-	3	-	-	3	-	3
-	-	-	1	-	-	1	(1)	N/A
7	8	-	119	0	-	120	(120)	N/A
474	1,217	-	2,702	(182)	1	2,521	-	2,521
								(829)
								(1)
								(3)
								65
								(120)
								106
								(782)
								(962)
								778

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1.5         Segment revenue to consolidated net income in 2020

(in millions of euros)	France	Europe				Africa & Middle East
		Spain	Other European countries	Eliminations Europe	Total
Revenue	18,461	4,951	5,638	(9)	10,580	5,834
External purchases	(7,101)	(2,774)	(3,194)	9	(5,959)	(2,443)
Other operating income	1,303	141	153	(0)	293	76
Other operating expenses	(592)	(185)	(173)	0	(358)	(212)
Labor expenses	(3,663)	(280)	(632)	-	(912)	(514)
Operating taxes and levies	(955)	(148)	(90)	-	(238)	(552)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Depreciation and amortization of financed assets	(55)	-	-	-	-	-
Depreciation and amortization of right-of-use assets	(225)	(260)	(183)	-	(443)	(158)
Impairment of right-of-use assets	-	-	-	-	-	-
Interests on debts related to financed assets (3)	(1)	-	-	-	-	-
Interests on lease liabilities (3)	(8)	(12)	(19)	-	(30)	(67)
EBITDAaL (1)	7,163	1,433	1,499	-	2,932	1,964
Significant litigations (1)	(199)	-	-	-	-	-
Specific labor expenses (1)	(7)	-	2	-	2	(0)
Fixed assets, investments and businesses portfolio review (1)	21	22	14	-	36	6
Restructuring programs costs (1)	(5)	(0)	(2)	-	(2)	(5)
Acquisition and integration costs (1)	(1)	-	(7)	-	(7)	(2)
Depreciation and amortization of fixed assets	(3,157)	(1,059)	(1,129)	-	(2,187)	(1,011)
Impairment of goodwill	-	-	-	-	-	-
Impairment of fixed assets	(15)	0	(8)	-	(8)	(0)
Share of profits (losses) of associates and joint ventures	(1)	-	0	-	0	8
Elimination of interests on debts related to financed assets (3)	1	-	-	-	-	-
Elimination of interests on lease liabilities (3)	8	12	19	-	30	67
Operating Income	3,809	407	389	-	796	1,027
Cost of gross financial debt except financed assets
Interests on debts related to financed assets (3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities (3)
Other net financial expenses
Finance costs, net
Income Taxes
Consolidated net income

(1)   See Note 1.10. for EBITDAaL adjustments.

(2)   Mobile Financial Services’s net banking income is recognized in other operating income and amounts to 69 million euros in 2020. The cost of risk is included in other operating expenses and amounts to (31) million euros in 2020.

(3)   Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interests on debts related to financed assets and interests on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolidated income statement.

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Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Mobile Financial Services (2)	Elimina- tions telecom activities/mobile financial services	Total	Presentation adjustments (3)	Orange consolidated financial statements
7,807	1,450	(1,855)	42,277	-	(7)	42,270	-	42,270
(4,019)	(1,951)	3,891	(17,582)	(108)	6	(17,684)	(6)	(17,691)
161	2,076	(3,371)	539	75	(9)	604	-	604
(646)	(51)	1,335	(524)	(47)	11	(560)	(229)	(789)
(2,027)	(1,274)	-	(8,390)	(75)	-	(8,465)	(25)	(8,490)
(102)	(75)	-	(1,923)	(1)	-	(1,924)	-	(1,924)
-	-	-	-	-	-	-	228	228
-	-	-	-	-	-	-	(25)	(25)
-	-	-	(55)	-	-	(55)	-	(55)
(145)	(410)	-	(1,380)	(3)	-	(1,384)	-	(1,384)
-	-	-	-	-	-	-	(57)	(57)
-	-	-	(1)	-	-	(1)	1	N/A
(5)	(9)	-	(120)	(0)	-	(120)	120	N/A
1,023	(244)	-	12,839	(160)	1	12,680	6	N/A
-	(13)	-	(211)	-	-	(211)	211	N/A
2	(9)	-	(12)	(0)	-	(12)	12	N/A
14	151	-	228	-	-	228	(228)	N/A
(9)	(59)	-	(80)	(3)	-	(83)	83	N/A
(6)	(15)	-	(32)	(5)	-	(37)	37	N/A
(410)	(342)	-	(7,106)	(28)	-	(7,134)	-	(7,134)
-	-	-	-	-	-	-	-	-
-	(7)	-	(30)	-	-	(30)	-	(30)
1	(9)	-	(2)	-	-	(2)	-	(2)
-	-	-	1	-	-	1	(1)	N/A
5	9	-	120	0	-	120	(120)	N/A
621	(538)	-	5,715	(195)	1	5,521	-	5,521
								(1,099)
								(1)
								(1)
								(103)
								(120)
								11
								(1,314)
								848
								5,055

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1.6         Segment investments

(in millions of euros)	France (1)	Europe
		Spain (1)	Other European countries (3)	Eliminations Europe	Total
December 31, 2022
eCAPEX (4)	3,429	863	1,020	-	1,883
Elimination of proceeds from sales of property, plant and equipment and intangible assets	126	-	56	-	56
Telecommunications licenses	9	10	664	-	674
Financed assets	229	-	-	-	-
Total investments (7)	3,793	873	1,739	-	2,612
December 31, 2021
eCAPEX (4)	4,117	980	913	-	1,893
Elimination of proceeds from sales of property, plant and equipment and intangible assets	49	1	65	-	66
Telecommunications licenses	264	618	32	-	650
Financed assets	40	-	-	-	-
Total investments (7)	4,471	1,598	1,010	-	2,609
December 31, 2020
eCAPEX (4)	3,748	969	878	-	1,847
Elimination of proceeds from sales of property, plant and equipment and intangible assets	136	75	22	-	97
Telecommunications licenses	876	6	67	-	73
Financed assets	241	-	-	-	-
Total investments (7)	5,001	1,050	967	-	2,017

(1)   In 2021 and 2020, Totem’s figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).

(2)   Including investments in intangible assets and property, plant and equipment in France for 110 million euros in 2022.

(3)   Other European countries segment includes the contribution of Telekom Romania Communications acquired on September 30, 2021.

(4)   See Note 1.10 for eCAPEX definition.

(5)   Including investments in intangible assets and property, plant and equipment in France for 209 million euros in 2022, 206 million euros in 2021 and 218 million euros in 2020.

(6)   Including investments in intangible assets and property, plant and equipment in France for 325 million euros in 2022, 271 million euros in 2021 and 303 million euros in 2020.

(7)   Including 2,678 million euros for other intangible assets and 6,329 million euros for tangible assets in 2022.

Including 2,842 million euros for other intangible assets and 5,947 million euros for tangible assets in 2021.

Including 2,940 million euros for other intangible assets and 5,848 million euros for tangible assets in 2020.

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Africa & Middle East	Enterprise (5)	Totem (1) (2)	International Carriers & Shared Services (1) (6)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements

1,271	332	142	278	-	7,335	35	-	7,371
99	11	-	55	-	347	-	-	347
377	-	-	-	-	1,060	-	-	1,060
-	-	-	-	-	229	-	-	229
1,747	344	142	333	-	8,971	35	-	9,007

1,064	318	N/A	243	-	7,636	24	-	7,660
5	7	N/A	36	-	163	-	-	163
12	-	N/A	-	-	926	-	-	926
-	-	N/A	-	-	40	-	-	40
1,082	325	N/A	279	-	8,766	24	-	8,789

1,036	339	N/A	133	-	7,102	30	-	7,132
9	23	N/A	180	-	444	-	-	444
20	0	N/A	0	-	969	-	-	969
-	-	N/A	-	-	241	-	-	241
1,065	362	N/A	313	-	8,757	30	-	8,787

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1.7         Segment assets

(in millions of euros)	France (1)	Europe
		Spain (1)	Other European countries	Eliminations Europe	Total
December 31, 2022
Goodwill	13,176	2,734	1,852	-	4,586
Other intangible assets	4,331	1,994	2,287	-	4,280
Property, plant and equipment	16,906	3,640	4,239	-	7,879
Right-of-use assets	1,946	1,035	1,023	-	2,058
Interests in associates and joint ventures	1,070	-	313	-	313
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	12	43	-	55
Total non-current assets	37,438	9,415	9,755	-	19,171
Inventories	429	73	187	-	260
Trade receivables	2,055	601	1,176	(1)	1,776
Other customer contract assets	371	174	425	-	600
Prepaid expenses	41	373	61	-	434
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	789	77	215	-	292
Total current assets	3,685	1,298	2,064	(1)	3,361
Total assets	41,123	10,714	11,819	(1)	22,532
December 31, 2021
Goodwill	14,364	3,170	2,910	-	6,079
Other intangible assets	4,543	2,259	1,727	-	3,985
Property, plant and equipment	16,975	3,834	3,967	-	7,801
Right-of-use assets	2,014	1,093	1,104	-	2,197
Interests in associates and joint ventures	1,061	-	303	-	303
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	16	15	-	31
Total non-current assets	38,966	10,372	10,025	-	20,396
Inventories	438	61	176	-	237
Trade receivables	2,125	643	1,147	1	1,791
Other customer contract assets	379	176	407	-	583
Prepaid expenses	35	417	69	-	486
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	737	72	183	-	255
Total current assets	3,713	1,368	1,982	1	3,351
Total assets	42,679	11,740	12,007	1	23,747
December 31, 2020
Goodwill	14,364	6,872	2,640	-	9,512
Other intangible assets	4,957	1,852	1,795	-	3,647
Property, plant and equipment	16,038	3,750	3,903	-	7,653
Right-of-use assets	1,523	1,129	1,052	-	2,181
Interests in associates and joint ventures	9	-	5	-	5
Non-current assets included in the calculation of net financial debt	-	-	-	-	-
Other	9	17	25	-	42
Total non-current assets	36,900	13,619	9,421	-	23,040
Inventories	361	57	162	-	219
Trade receivables	1,975	645	1,046	(0)	1,691
Other customer contract assets	386	154	367	-	521
Prepaid expenses	53	492	51	-	542
Current assets included in the calculation of net financial debt	-	-	-	-	-
Other	803	117	79	-	197
Total current assets	3,578	1,465	1,705	(0)	3,170
Total assets	40,477	15,085	11,126	(0)	26,210

(1)   In 2021 and 2020, Totem’s figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).

(2)   Including intangible and tangible assets for 748 million euros in France in 2022.

(3)   Including intangible and tangible assets in France for 526 million euros in 2022, 564 million euros in 2021 and 573 million euros in 2020.

(4)   Including intangible and tangible assets in France for 1,746 million euros in 2022, 1,687 million euros in 2021 and 1,731 million euros in 2020. Intangible assets also include the Orange brand for 3,133 million euros.

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Africa & Middle East	Enterprise	Totem (1) (2)	International Carriers & Shared Services (1)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements

1,420	2,289	1,624	18	-	23,113	-	-	23,113
1,956	577 (3)	6	3,741 (4)	-	14,892	54	-	14,946
4,315	417 (3)	943	1,169 (4)	-	31,630	10	-	31,640
819	438	649	2,002	-	7,912	23	-	7,936
89	3	-	12	(0)	1,486	-	-	1,486
-	-	-	-	1,390	1,390	-	-	1,390
27	36	4	21	1,430	1,583	781 (5)	(27)	2,337
8,626	3,761	3,226	6,964	2,820	82,005	869	(27)	82,847
127	91	-	141	-	1,048	0	-	1,048
954	1,339	272	1,042	(1,200)	6,237	130	(62)	6,305
11	588	-	-	-	1,570	-	-	1,570
178	125	19	61	(28)	830	22	(0)	851
-	-	-	-	10,451	10,451	-	-	10,451
1,720	278	13	424	150	3,666	2,931 (6)	(18)	6,579
2,991	2,421	304	1,668	9,373	23,801	3,083	(81)	26,803
11,616	6,182	3,530	8,631	12,192	105,807	3,951	(108)	109,650

1,465	2,237	N/A	18	-	24,163	28	-	24,192
1,974	622 (3)	N/A	3,728 (4)	-	14,852	88	-	14,940
4,113	466 (3)	N/A	1,125 (4)	(0)	30,479	5	-	30,484
918	478	N/A	2,074	-	7,681	21	-	7,702
67	2	N/A	6	(0)	1,440	-	-	1,440
-	-	N/A	-	709	709	-	-	709
32	43	N/A	39	1,725	1,878	919 (5)	(27)	2,769
8,569	3,848	N/A	6,990	2,433	81,202	1,062	(27)	82,236
93	70	N/A	114	(0)	951	0	-	952
833	1,162	N/A	904	(774)	6,040	91	(103)	6,029
13	485	N/A	-	-	1,460	-	-	1,460
200	95	N/A	53	(30)	839	14	(1)	851
-	-	N/A	-	10,462	10,462	-	-	10,462
1,484	214	N/A	389	163	3,241	2,848 (6)	(9)	6,080
2,623	2,026	N/A	1,460	9,821	22,994	2,953	(113)	25,834
11,192	5,873	N/A	8,450	12,255	104,196	4,015	(140)	108,071

1,443	2,225	N/A	18	-	27,561	35	-	27,596
2,046	640 (3)	N/A	3,753 (4)	-	15,042	93	-	15,135
3,751	488 (3)	N/A	1,139 (4)	-	29,069	6	-	29,075
921	456	N/A	1,898	-	6,979	30	-	7,009
70	2	N/A	12	0	98	-	-	98
-	-	N/A	-	774	774	-	-	774
26	31	N/A	20	1,576	1,704	1,219 (5)	(27)	2,896
8,257	3,840	N/A	6,840	2,350	81,226	1,383	(27)	82,582
77	57	N/A	100	-	814	-	-	814
769	1,081	N/A	890	(761)	5,645	30	(55)	5,620
13	317	N/A	-	-	1,236	-	-	1,236
131	77	N/A	66	(28)	841	9	(1)	850
-	-	N/A	-	11,260	11,260	-	-	11,260
1,196	200	N/A	386	155	2,937	2,381 (6)	(4)	5,313
2,185	1,733	N/A	1,442	10,627	22,734	2,421	(61)	25,094
10,442	5,573	N/A	8,282	12,977	103,961	3,804	(88)	107,676

(5)   Including 772 million euros of non-current financial assets related to Mobile Financial Services in 2022, 900 million euros in 2021 and 1,210 million euros in 2020 (see Note 17.1.1).

(6)   Including 2,747 million euros of current financial assets related to Mobile Financial Services in 2022 (of which 519 million euros related to trade receivables sold by Orange Spain), 2,385 million euros in 2021 and 2,077 million euros in 2020.

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1.8         Segment equity and liabilities

(in millions of euros)	France (1)	Europe
		Spain (1)	Other European countries	Eliminations Europe	Total
December 31, 2022
Equity	-	-	-	-	-
Non-current lease liabilities	1,740	961	870	-	1,831
Non-current fixed assets payables	468	429	396	-	825
Non-current employee benefits	1,522	5	18	-	23
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	347	13	247	-	259
Total non-current liabilities	4,076	1,408	1,531	-	2,939
Current lease liabilities	214	178	194	-	373
Current fixed assets payables	1,383	451	460	-	911
Trade payables	2,924	868	971	(1)	1,839
Customer contracts liabilities	830	228	513	-	740
Current employee benefits	1,243	56	125	-	181
Deferred income	-	67	20	-	86
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	763	143	269	-	412
Total current liabilities	7,357	1,992	2,552	(1)	4,542
Total equity and liabilities	11,433	3,399	4,083	(1)	7,481
December 31, 2021
Equity	-	-	-	-	-
Non-current lease liabilities	1,668	1,015	941	-	1,956
Non-current fixed assets payables	639	462	165	-	627
Non-current employee benefits	1,643	5	21	-	26
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	578	57	327	-	385
Total non-current liabilities	4,528	1,539	1,454	-	2,993
Current lease liabilities	312	193	198	-	391
Current fixed assets payables	1,402	551	450	-	1,001
Trade payables	2,804	782	992	1	1,774
Customer contracts liabilities	942	182	518	-	700
Current employee benefits	1,210	43	111	-	154
Deferred income	-	84	20	-	104
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	795	218	266	-	485
Total current liabilities	7,465	2,053	2,555	1	4,609
Total equity and liabilities	11,993	3,592	4,009	1	7,602
December 31, 2020
Equity	-	-	-	-	-
Non-current lease liabilities	1,238	977	904	-	1,881
Non-current fixed assets payables	613	339	186	-	525
Non-current employee benefits	1,007	9	15	-	23
Non-current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	583	65	302	-	367
Total non-current liabilities	3,442	1,389	1,407	-	2,796
Current lease liabilities	240	277	186	-	463
Current fixed assets payables	1,564	655	413	-	1,068
Trade payables	2,646	987	880	(0)	1,867
Customer contracts liabilities	940	103	303	-	405
Current employee benefits	1,166	38	101	-	138
Deferred income	2	114	5	-	119
Current liabilities included in the calculation of net financial debt	-	-	-	-	-
Other	670	131	242	-	373
Total current liabilities	7,229	2,304	2,129	(0)	4,432
Total equity and liabilities	10,670	3,692	3,536	(0)	7,229

(1)   In 2021 and 2020, Totem’s figures are included in France, Spain and International Carriers & Shared Services segments (see Note 1.1).

(2)   Including in 2022, 171 million of euros of non-current financial liabilities, 86 million euros in 2021 and 102 million euros in 2020.

(3)   Including in 2022, 3,034 million euros of current financial liabilities related to Mobile Financial Services activities, 3,161 million euros in 2021 and 3,128 million euros in 2020 (see Note 17.1.2).

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Africa & Middle East	Enterprise	Totem (1)	International Carriers & Shared Services (1)	Eliminations telecom activities and unallocated items	Total telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consolidated financial statements

-	-	-	-	35,589	35,589	(633)	-	34,956
691	320	476	1,820	-	6,879	23	-	6,901
188	-	-	-	-	1,480	-	-	1,480
89	242	2	682	0	2,560	7	-	2,567
-	-	-	-	32,265	32,265	-	-	32,265
96	16	115	43	1,235	2,112	172 (2)	(27)	2,257
1,064	579	593	2,545	33,500	45,296	202	(27)	45,471
209	134	142	433	-	1,504	4	-	1,509
589	68	9	134	(0)	3,094	6	-	3,101
1,307	909	256	942	(1,200)	6,976	153	(62)	7,067
93	750	9	184	(27)	2,580	-	(0)	2,579
88	455	6	421	-	2,394	24	-	2,418
40	8	-	10	(0)	145	5	(0)	149
-	-	-	-	4,759	4,759	-	(6)	4,753
2,031	311	11	572	(630)	3,470	4,190 (3)	(12)	7,647
4,358	2,636	432	2,696	2,901	24,922	4,382	(81)	29,223
5,422	3,215	1,026	5,240	71,989	105,807	3,951	(108)	109,650

-	-	N/A	-	35,806	35,806	(445)	-	35,361
805	378	N/A	1,863	-	6,669	27	-	6,696
104	-	N/A	-	-	1,370	-	-	1,370
80	277	N/A	760	(0)	2,787	11	-	2,798
-	-	N/A	-	32,083	32,083	-	-	32,083
74	20	N/A	52	1,312	2,421	93 (2)	(27)	2,487
1,063	676	N/A	2,675	33,395	45,330	131	(27)	45,434
181	106	N/A	375	-	1,364	4	-	1,369
543	58	N/A	107	(0)	3,110	1	-	3,111
1,139	771	N/A	969	(774)	6,684	157	(103)	6,738
130	599	N/A	170	(28)	2,513	-	(1)	2,512
82	446	N/A	395	(0)	2,289	27	-	2,316
31	35	N/A	9	(2)	176	3	(0)	180
-	-	N/A	-	3,549	3,549	-	(4)	3,545
1,833	278	N/A	570	(587)	3,374	4,136 (3)	(5)	7,505
3,939	2,294	N/A	2,595	2,158	23,060	4,329	(113)	27,276
5,002	2,970	N/A	5,270	71,360	104,196	4,015	(140)	108,071

-	-	N/A	-	37,413	37,413	(213)	-	37,200
825	346	N/A	1,553	-	5,843	31	-	5,875
153	-	N/A	-	-	1,291	-	-	1,291
72	216	N/A	656	0	1,975	8	-	1,984
-	-	N/A	-	30,858	30,858	-	-	30,858
69	39	N/A	44	990	2,092	110 (2)	(27)	2,175
1,119	602	N/A	2,253	31,847	42,059	150	(27)	42,182
141	118	N/A	529	-	1,491	5	-	1,496
523	60	N/A	135	(1)	3,349	-	-	3,349
1,066	745	N/A	848	(761)	6,411	120	(55)	6,475
126	422	N/A	119	(27)	1,985	-	(1)	1,984
72	415	N/A	374	(0)	2,166	27	-	2,192
36	1	N/A	6	(0)	165	-	-	165
-	-	N/A	-	5,207	5,207	-	(2)	5,205
1,435	257	N/A	900	80	3,714	3,715 (3)	(2)	7,427
3,398	2,019	N/A	2,911	4,498	24,488	3,867	(61)	28,294
4,517	2,622	N/A	5,165	73,757	103,960	3,804	(88)	107,676

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1.9         Simplified statement of cash flows on telecommunication and Mobile Financial Services activities

(in millions of euros)	2022
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	2,810	(194)	(0)	2,617
Non-monetary items and reclassified items for presentation	13,283	14	1	13,298
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(108)	(0)	-	(108)
Decrease (increase) in trade receivables, gross	(209)	(39)	(41)	(289)
Increase (decrease) in trade payables	260	(4)	41	297
Changes in other customer contract assets and liabilities	(26)	-	1	(26)
Changes in other assets and liabilities	(201)	(465)	-	(666)
Other net cash out
Operating taxes and levies paid	(1,907)	1	-	(1,906)
Dividends received	13	-	-	13
Interest paid and interest rates effects on derivatives, net	(962) (1)	0	(1)	(963)
Income tax paid	(1,033)	(0)	-	(1,033)
Net cash provided by operating activities (a)	11,921 (2)	(686)	-	11,235
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,251)	(31)	-	(8,282)
Purchases of property, plant and equipment and intangible assets	(8,742)	(35)	-	(8,777)
Increase (decrease) in fixed assets payables	165	5	-	170
Investing donations received in advance	1	-	-	1
Sales of property, plant and equipment and intangible assets	324	-	-	324
Cash paid for investment securities, net of cash acquired	(57)	(0)	-	(58)
Investments in associates and joint ventures	(10)	-	-	(10)
Purchases of equity securities measured at fair value	(34)	-	-	(34)
Proceeds from sales of investment securities, net of cash transferred	12	-	-	12
Other proceeds from sales of investment securities at fair value	5	-	-	5
Other decrease (increase) in securities and other financial assets	(2,289)	206	2	(2,081)
Net cash used in investing activities (b)	(10,625)	175	2	(10,448)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	1,809	-	-	1,809
Medium and long-term debt redemptions and repayments	(1,088) (4)	-	-	(1,088)
Increase (decrease) of bank overdrafts and short-term borrowings	(367)	(32)	(2)	(400)
Decrease (increase) of cash collateral deposits	673	99	-	771
Exchange rates effects on derivatives, net	(91)	-	-	(91)
Other cash flows
Repayments of lease liabilities	(1,514)	(4)	-	(1,519)
Subordinated notes issuances (purchases) and other related fees	(451)	-	-	(451)
Coupon on subordinated notes	(213)	-	-	(213)
Proceeds (purchases) from treasury shares	14	-	-	14
Capital increase (decrease) - non-controlling interests	0	0	-	0
Capital increase (decrease) - telecom activities/mobile financial services (6)	(173)	173	-	-
Changes in ownership interests with no gain/loss of control	(11)	-	-	(11)
Dividends paid to owners of the parent company	(1,861)	-	-	(1,861)
Dividends paid to non-controlling interests	(304)	-	-	(304)
Net cash used in financing activities (c)	(3,577)	236	(2)	(3,343)
Cash and cash equivalents in the opening balance	8,188	433	-	8,621
Cash change in cash and cash equivalents (a) + (b) + (c)	(2,281)	(275)	-	(2,556)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(61)	-	-	(61)
Cash and cash equivalents in the closing balance	5,846	158	-	6,004

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(in millions of euros)	2021
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	958	(181)	0	778
Non-monetary items and reclassified items for presentation	14,504	86	1	14,592
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	(126)	(0)	-	(126)
Decrease (increase) in trade receivables, gross	37	(21)	47	64
Increase (decrease) in trade payables	47	37	(47)	36
Changes in other customer contract assets and liabilities	140	-	0	140
Changes in other assets and liabilities	21	(313)	-	(292)
Other net cash out
Operating taxes and levies paid	(1,874)	(6)	-	(1,880)
Dividends received	12	-	-	12
Interest paid and interest rates effects on derivatives, net	(1,130) (1)	(3)	(1)	(1,134)
Income tax paid	(955)	1	-	(954)
Net cash provided by operating activities (a)	11,636 (2)	(399)	-	11,236
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(8,557)	(23)	-	(8,580)
Purchases of property, plant and equipment and intangible assets	(8,725)	(24)	-	(8,749)
Increase (decrease) in fixed assets payables	(73)	1	-	(72)
Investing donations received in advance	24	-	-	24
Sales of property, plant and equipment and intangible assets	217	-	-	217
Cash paid for investment securities, net of cash acquired	(210)	(1)	-	(211)
Investments in associates and joint ventures	(3)	-	-	(3)
Purchases of equity securities measured at fair value	(75)	(0)	-	(76)
Proceeds from sales of investment securities, net of cash transferred	891	-	-	891
Other proceeds from sales of investment securities at fair value	95	-	-	95
Other decrease (increase) in securities and other financial assets	1,632	274	2	1,908
Net cash used in investing activities (b)	(6,227)	249	2	(5,976)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,523	27	(27)	2,523
Medium and long-term debt redemptions and repayments	(4,572) (4)	(27)	27	(4,572)
Increase (decrease) of bank overdrafts and short-term borrowings	1,148	(3)	(2)	1,143
Decrease (increase) of cash collateral deposits	973	15	-	988
Exchange rates effects on derivatives, net	201	-	-	201
Other cash flows
Repayments of lease liabilities	(1,621)	(4)	-	(1,625)
Subordinated notes issuances (purchases) and other related fees	(311)	-	-	(311)
Coupon on subordinated notes	(238)	-	-	(238)
Proceeds (purchases) from treasury shares	(199)	-	-	(199)
Capital increase (decrease) - non-controlling interests	1	4	-	5
Capital increase (decrease) - telecom activities/mobile financial services (6)	(317)	317	-	-
Changes in ownership interests with no gain/loss of control	(403)	-	-	(403)
Dividends paid to owners of the parent company	(2,127)	-	-	(2,127)
Dividends paid to non-controlling interests	(218)	-	-	(218)
Net cash used in financing activities (c)	(5,160)	328	(2)	(4,834)
Cash and cash equivalents in the opening balance	7,891	254	-	8,145
Cash change in cash and cash equivalents (a) + (b) + (c)	249	177	(0)	427
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	48	2	-	50
Cash and cash equivalents in the closing balance	8,188	433	-	8,621

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(in millions of euros)	2020
	Telecom activities	Mobile Financial Services	Eliminations telecom activities/mobile financial services	Orange consoli- dated financial statement
Operating activities
Consolidated net income	5,252	(196)	-	5,055
Non-monetary items and reclassified items for presentation	10,238	70	1	10,309
Changes in working capital and operating banking activities
Decrease (increase) in inventories, gross	72	-	-	72
Decrease (increase) in trade receivables, gross	(483)	(28)	23	(488)
Increase (decrease) in trade payables	(85)	(14)	(22)	(122)
Changes in other customer contract assets and liabilities	(40)	-	(1)	(41)
Changes in other assets and liabilities	36	(98)	-	(62)
Other net cash out
Operating taxes and levies paid	(1,931)	2	-	(1,929)
Dividends received	6	-	-	6
Interest paid and interest rates effects on derivatives, net	(1,265) (1)	2	(1)	(1,264)
Tax dispute for fiscal years 2005-2006	2,246	-	-	2,246
Income tax paid excluding the effect of the fiscal litigation for years 2005-2006	(1,085)	(1)		(1,086)
Net cash provided by operating activities (a)	12,961 (2)	(263)	(1)	12,697
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets (3)	(7,146)	(30)	-	(7,176)
Purchases of property, plant and equipment and intangible assets	(8,516)	(30)	-	(8,546)
Increase (decrease) in fixed assets payables	958	-	-	958
Investing donations received in advance	39	-	-	39
Sales of property, plant and equipment and intangible assets	374	-	-	374
Cash paid for investment securities, net of cash acquired	(16)	(32)	-	(49)
Investments in associates and joint ventures	(7)	-	-	(7)
Purchases of equity securities measured at fair value	(65)	(1)	-	(67)
Sales of investment securities, net of cash transferred	5	14	-	19
Decrease (increase) in securities and other financial assets	1,596	121	(2)	1,716
Net cash used in investing activities (b)	(5,634)	72	(2)	(5,564)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,694	-	-	2,694
Medium and long-term debt redemptions and repayments	(3,476) (4)	-	-	(3,476)
Increase (decrease) of bank overdrafts and short-term borrowings	(299) (5)	(116)	2	(413)
Decrease (increase) of cash collateral deposits	(749)	1	-	(747)
Exchange rates effects on derivatives, net	37	-	-	37
Other cash flows
Repayments of lease liabilities	(1,394)	(4)	-	(1,398)
Subordinated notes issuances (purchases) and other related fees	(12)	-	-	(12)
Coupon on subordinated notes	(280)	-	-	(280)
Proceeds (purchases) from treasury shares	7	-	-	7
Capital increase (decrease) - non-controlling interests	2	-	-	2
Capital increase (decrease) - telecom activities/mobile financial services (6)	(197)	197	-	-
Changes in ownership interests with no gain/loss of control	(3)	-	-	(3)
Dividends paid to owners of the parent company	(1,595)	-	-	(1,595)
Dividends paid to non-controlling interests	(225)	(1)	-	(226)
Net cash used in financing activities (c)	(5,490)	78	2	(5,410)
Cash and cash equivalents in the opening balance	6,112	369	-	6,481
Cash change in cash and cash equivalents (a) + (b) + (c)	1,839	(115)	-	1,724
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(59)	-	-	(59)
Cash and cash equivalents in the closing balance	7,891	254	-	8,145

(1)   Including interests paid on lease liabilities for (141) million euros in 2022, (119) million euros in 2021 and (131) million euros in 2020 and interests paid on financed asset liabilities for (3) million euros in 2022 and (1) million euros in 2021 and 2020.

(2)   Including significant litigations paid and received for (20) million euros in 2022, (306) million euros in 2021 and 2,217 million euros in 2020.

(3)   Including telecommunication licenses paid for (981) million euros in 2022, (717) million euros in 2021 and (351) million euros in 2020.

(4)   Including repayments of debts relating to financed assets for (97) million euros in 2022, (80) million euros in 2021 and (60) million euros in 2020.

(5)   Including redemption of subordinated notes reclassified in 2019 as short-term borrowings of (500) million euros in 2020.

(6)   Including Orange Bank’s share capital invested by Orange group for 150 million euros in 2022, 300 million euros in 2021 and 197 million euros in 2020.

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The table below shows the reconciliation between net cash provided by operating activities (telecom activities), as shown in the simplified statement of cash flows, and organic cash flow from telecom activities.

(in millions of euros)	2022	2021	2020
Net cash provided by operating activities (telecom activities)	11,921	11,636	12,961
Purchases (sales) of property, plant and equipment and intangible assets	(8,251)	(8,557)	(7,146)
Repayments of lease liabilities	(1,514)	(1,621)	(1,394)
Repayments of debts relating to financed assets	(97)	(80)	(60)
Elimination of telecommunication licenses paid	981	717	351
Elimination of significant litigation paid (and received) (1)	20	306	(2,217)
Organic cash flow from telecom activities	3,058	2,401	2,494

(1)   In 2020, including the tax proceeds of 2,246 million euros relating to the tax dispute for fiscal years 2005-2006.

1.10      Definition of operating segments and performance indicators

Accounting policies

Segment information

Decisions regarding the allocation of resources and the assessment of the performance of Orange (hereinafter referred to as "the Group") are made by the Chief Executive Officer (main operational decision-maker) at business segment level, mainly consisting of the geographical establishments.

The business segments are:

−    France (excluding Enterprise);

−    Spain and each of the Other European countries (including the Poland, Belgium and Luxembourg business segments and each of the Central European countries). The Europe aggregate thus includes all the business segments in this region;

−    the Sonatel sub-group (grouping together Sonatel in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d’Ivoire sub-group (including the Orange Côte d’Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa & Middle East. The Africa & Middle East aggregate thus presents all the business segments in this region;

−    Enterprise, which combines communication solutions and services as well as integration and information technology services for businesses in France and around the world (including the cybersecurity activity);

−    Totem, which combines the activities of the European TowerCo and operates a portfolio of some 27,000 tower sites in France and Spain;

−    International Carriers & Shared Services (IC&SS) activities, which includes certain resources, mainly in the areas of networks, information systems, Research and Development and other shared Group activities, as well as the Orange brand;

−    Mobile Financial Services, which includes Orange Bank.

The use of shared resources, mainly provided by International Carriers & Shared Services, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by reallocating costs among the segments. The supply of shared resources is included in the other income of the service provider, and the use of these resources is included in the expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results presented from one fiscal year to another.

Operating performance indicators

EBITDAaL and eCAPEX are the key operating performance indicators used by the Group to:

−    manage and assess its operating and segment results; and

−    implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL relates to operating income before depreciation and amortization of fixed assets, effects resulting from takeovers, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interest on lease liabilities and on debt relating to financed assets, adjusted for:

−    significant litigation effects;

−    specific labor expenses;

−    review of fixed assets, investments and business portfolio;

−    restructuring program costs;

−    acquisition and integration costs;

−    where appropriate, other specific items.

This measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

−    significant litigation: significant litigation expenses relate to risk reassessments regarding various disputes. The associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occur over a different period from the activities at the source of the litigation. Costs are by nature difficult to predict in terms of their source, amount and period;

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−    specific labor expenses: irrespective of any departure plans included in restructuring program costs, certain employee working time adjustment programs have a negative impact on the period in which they are signed and implemented. Specific labor expenses also relate to changes in assumptions and experience effects for the various part-time for seniors plans in France;

−    review of fixed assets, investments and business portfolio: the Group conducts an ongoing review of its fixed assets, investments and business portfolio. In this context, exit or disposal decisions are implemented and, by their nature, have an impact on the period in which they take place;

−    restructuring program costs: the adaptation of the Group’s activities to changes in the environment may generate costs related to the shutdown or major transformation of an activity. These costs, linked to the cessation or major transformation of an activity, mainly consist of employee departure plans, contract terminations and costs in respect of contracts that have become onerous;

−    acquisition and integration costs: the Group incurs costs directly related to the acquisition of entities and their integration in the months following their acquisition. These are primarily fees, registration costs and earn-outs;

−    where appropriate, other specific items that are systematically specified in relation to income and/or expenses.

EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered a substitute for operating income or cash flows provided by operating activities.

eCAPEX relates to acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets. It is used internally as an indicator to allocate resources. eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

The Group uses organic cash flow from telecom activities as an operating performance measure for telecom activities as a whole. Organic cash flow from telecom activities relates to net cash flows provided by telecom activities minus (i) repayment of lease liabilities and debt related to financed assets, (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in fixed asset payables, (iii) excluding the effect of telecommunication licenses paid and significant litigation paid (and received). Organic cash flow is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups.

Assets and liabilities

Inter-segment assets and liabilities are reported in each business segment.

Non-allocated assets and liabilities of telecom activities mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities and equity. Financial debt and investments between these segments are presented as unallocated items.

For Mobile Financial Services, the line "Other" includes the assets and liabilities listed above as well as loans and receivables and payables related to Mobile Financial Services transactions.

The other accounting policies are presented within each note to which they refer.

Note 2        Description of business and basis of preparation of the consolidated financial statements

2.1         Description of business

Orange provides B2C and B2B customers and other telecommunication operators with a wide range of connectivity services, including fixed telephony, mobile telecommunication, data transmission and other value-added services, including Mobile Financial Services. In addition to its role as a supplier of connectivity, the Group provides enterprise services, primarily solutions in the fields of digital work, security and improving business line processes.

Telecommunication operator activities are regulated and dependent upon the granting of licenses, just as Mobile Financial Services activities have their own regulations.

2.2         Basis of preparation of the financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 15, 2023 and will be submitted for approval by the Shareholders’ Meeting on May 23, 2023.

The 2022 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures are presented for 2021 and 2020 using the same basis of preparation.

The data are presented in millions of euros, without a decimal. Rounding to the nearest million may in some cases lead to non-significant discrepancies in the totals and subtotals shown in the tables.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the texts currently being endorsed, that have no effect on the Group’s financial statements. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare the 2022 financial data are based on:

−    all the standards and interpretations endorsed by the European Union that were compulsory at December 31, 2022;

−    the options taken relating to the date and methods of first-time adoption (see 2.3 below);

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−    the recognition and measurement options allowed under IFRS:

Standard		Alternative used
IAS 1	Accretion expense on operating liabilities (employee benefits, environmental liabilities and licenses)	Classification as financial expenses
IAS 2	Inventories	Measurement of inventories according to the weighted average unit cost method
IAS 7	Interest paid and dividends received	Classification as net operating cash flows
IAS 16	Property, plant and equipment	Measurement at amortized historical cost
IAS 38	Intangible assets	Measurement at amortized historical cost
IFRS 3	Non-controlling interests	At the acquisition date, measurement either at fair value or according to the portion of the identifiable net assets of the acquired entity

−    accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Operating taxes and levies payables	10.1
Income taxes	10.2
Non-controlling interests: change in ownership interest in a subsidiary and transactions with owners	3 and 15.6

In the absence of any accounting standard or interpretation applicable to a specific transaction or event, the Group’s management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

−    present a true and fair view of the Group’s financial position, financial performance and cash flows;

−    reflect the economic substance of transactions;

−    are neutral;

−    are prepared on a prudent basis; and

−    are complete in all material respects.

2.3         New standards and interpretations applied from January 1, 2022

Only the amendments of the standards applicable to the Group whose effective date is January 1, 2022 are described below.

2.3.1         Amendment to IAS 16: Proceeds before intended use

The amendment clarifies that an entity is not permitted to recognize any revenue from the sale of items produced as a deduction from the cost of the fixed asset while preparing the asset for its intended use. The proceeds from selling such items are recognized in the income statement. This amendment was adopted by the Group on January 1, 2022 and has had no material effect on Orange’s consolidated financial statements.

2.3.2         Amendment to IAS 37: Onerous contracts - cost of fulfilling a contract

The clarifications provided by the amendment concern the incremental costs of fulfilling an onerous contract to be taken into account in the amount of the provision, namely the costs of direct labor and materials and the allocation of other costs directly related to the contract, for example the depreciation expense relating to a fixed asset used in fulfilling the contract. The Group adopted this amendment on January 1, 2022 and did not identify any material impacts during implementation of this amendment.

2.3.3         IFRS IC decision on implementation costs of a Cloud Computing agreement - IAS 38

The IFRS IC has specified the cases in which configuration and adaptation costs for software acquired as part of SaaS ("Software as a Service") may be capitalized as intangible assets. In accordance with this decision, only services that result in the creation of an additional code controlled by the customer may be capitalized. Other services would be recognized as expenses for the period or as prepaid expenses. The method used to expense the implementation costs of the Group’s SaaS contracts complies with the accounting provisions set out by the IFRS IC in its decision.

2.3.4         Annual Improvements to IFRSs 2018-2020 Cycle

The 2018-2020 cycle of annual improvements to IFRSs resulted in the IASB making minor amendments or clarifications to the standards:

−    IFRS 1 "First-time Adoption of International Financial Reporting Standards";

−    IFRS 9 "Financial Instruments";

−    IFRS 16 "Leases";

−    IAS 41 "Agriculture.".

The changes to the above standards have no impact on the consolidated financial statements of the Orange group, either because they do not apply to the Group or because they clarify accounting treatments already adopted by the Group.

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2.4         Standards and interpretations compulsory after December 31, 2022 with no early adoption

2.4.1         Amendment to IAS 1: Classification of liabilities as current or non-current

The amendment to the standard clarifies the current requirements of IAS 1 on the classification of liabilities in an entity’s balance sheet. This amendment is not expected to have a significant impact on the Group’s statement of financial position. However, the implementation of this amendment could lead to the reclassification of certain liabilities from current to non-current, and vice versa. The date of entry into force of this amendment is January 1, 2024.

2.4.2         Amendment to IAS 1: Disclosure of accounting policies

The amendment to the standard indicates that an entity must now disclose their material accounting policies rather than their significant accounting policies. This amendment should only marginally change the information provided by the Group in its notes to the consolidated financial statements. The date of entry into force of this amendment is January 1, 2023.

2.4.3         Amendment to IAS 8: Definition of accounting estimates

The amendment to the standard revised the definition of accounting estimates without changing the concept. This amendment is not expected to have any impact on the Group’s consolidated financial statements and will only marginally change the information provided by the Group in its notes to the consolidated financial statements. The date of entry into force of this amendment is January 1, 2023.

2.4.4         Amendment to IAS 12: Taxes - Deferred tax related to assets and liabilities acquired through a single transaction

The amendment introduces a new exception to the exemption from the initial recognition of deferred taxes. As a result of this amendment, an entity does not apply the initial recognition exemption for transactions that give rise to deductible temporary differences.

Under applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and a liability in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit. For example, this may occur when the lease liability and the corresponding right-of-use asset are recognized under IFRS 16 at the inception of a lease. The Group’s accounting policies are already aligned with the proposals of the amendment. The provisions of this amendment will apply as of January 1, 2023.

2.4.5         IFRS 17 and amendments to IFRS 9 "Insurance Contracts"

The Group is not subject to the provisions of the new IFRS 17 on the recognition and measurement of insurance contracts. The amendment to IFRS 9 proposes provisions enabling the disclosure of comparative information to companies adopting IFRS 17 for the first time. The date of entry into force of this standard and the IFRS amendment is January 1, 2023.

2.4.6         Amendment to IFRS 16 "Leases" - Lease liability in a sale and leaseback

The amendment introduces a new concept requiring variable rents to be taken into account when calculating the lease liability arising in a sale and leaseback transaction. Subsequent changes in variable rents will not result in the recognition of a gain or loss on the right-of-use, as the changes only impact the lease liability and the income statement for the difference between the reduction of the lease liability and the actual rents to be paid. The number of transactions resulting in a sale and leaseback remains limited in the Group and generally does not include a significant proportion of variable rent. The Group is completing its analysis before confirming that the implementation of this amendment should not have a material impact on its financial position. The provisions of this amendment will apply as of January 1, 2024.

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2.5         Accounting policies, use of judgment and estimates

The accounting policies are presented within each note to which they refer. In summary:

Note	Topic	Accounting policies	Judgments and estimates (1)
1	Segment information	X
3	Changes in the scope of consolidation, takeovers (business combinations), internal transfer of consolidated shares, assets held for sale	X	X
4.1	Revenue	X	X
4.3	Trade receivables	X	X
4.4	Customer contract net assets and liabilities, costs of obtaining a contract and costs to fulfill a contract, unfulfilled performance obligations	X	X
4.5	Submarine cable consortiums, Orange Money	X
5.1	Advertising, promotion, sponsoring, communication and brand marketing costs	X
5.2	Litigation, acquisition and integration costs	X	X
5.3	Restructuring costs	X	X
5.4	Broadcasting rights and equipment inventories	X
5.6	Trade payables (goods and services)	X	X
6.2	Employee benefits	X	X
6.3	Employee share-based compensation	X
7	Goodwill, impairment of goodwill	X	X
8.2	Depreciation and amortization	X
8.3	Impairment of fixed assets	X	X
8.4	Other intangible assets	X	X
8.5	Property, plant and equipment	X	X
8.6	Fixed assets payables	X	X
8.7	Dismantling provisions	X	X
9	Leases	X	X
9.1	Right-of-use assets	X
9.2	Lease liabilities	X	X
10.1	Operating taxes and levies	X	X
10.2	Income taxes	X	X
11	Interests in associates and joint ventures	X	X
12	Related-party transactions	X
13.3	Net financial debt	X	X
13.3	Cash and cash equivalents, bonds, bank loans and loans from multilateral lending institutions	X
13.4	Perpetual bonds redeemable for shares (TDIRA)	X	X
13.7	Financial assets (telecom activities)	X	X
13.8	Derivatives (telecom activities)	X
14.8	Fair value of financial assets and liabilities (telecom activities)	X	X
15.2	Treasury shares	X
15.4	Subordinated notes, equity component of perpetual bonds redeemable for shares (TDIRA)	X	X
15.5	Translation adjustments	X
15.6	Non-controlling interests	X
15.7	Earnings per share	X
17.1	Financial assets and liabilities of Mobile Financial Services	X
17.1.1	Financial assets related to Orange Bank activities	X	X
17.2.7	Fair value of financial assets and liabilities of Orange Bank		X
18	Litigation		X
20	Scope		X

(1)   See Notes 2.5.1 and 2.5.2.

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2.5.1         Use of judgment

In addition to the alternatives or accounting positions mentioned above in 2.2, Management exercises judgment in order to define the accounting policies for certain transactions:

Topic		Nature of accounting judgment
Notes 3 and 20	Control

Exercise of judgment in certain circumstances with respect to the existence or not of control

Continuous control assessment which can affect the scope of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights

Note 4	Sales	Splitting transaction price between mobile and service Identification of distinct or non-distinct performance obligations
Notes 5, 10 and 18	Purchases and other expenses, tax and litigation

Litigation (including tax disputes and audits): measurement of technical merits of the interpretations and legislative positions and qualification of the facts and circumstances

Onerous supplier contracts: trigger event, nature of unavoidable costs

Note 5	Purchases and other expenses	Reverse factoring: distinguishing operating debt and financial debt
Note 8	Fixed assets	Qualifying network, sites or equipment sharing among operators as joint operations
Note 9	Leases

Determination of the non-cancellable lease term and assessment of the exercise or not of termination, extension and purchase option

Separation of service and lease components of leases

"TowerCos" arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease

Notes 13 and 15	Financial assets, liabilities and financial results (telecom activities) Equity	Distinguishing equity and debt: assessing specific contractual clauses

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2.5.2         Use of estimates

In preparing the Group’s financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2022 may subsequently be changed.

Topic		Key sources of estimates on future income and/or cash flows
Notes 4, 14 and 17	Sales	Deciding duration of legally binding rights and obligations
Notes 5, 10 and 18	Risk of resources outflow linked to litigation (including tax disputes and audits) Onerous contracts	Underlying assumptions of the assessment of legal and tax positions Identifying and releasing of uncertain legal and tax positions Underlying assumptions of the assessment
Notes 7.3, 7.4, 8.3, 8.4, 8.5 and 11	Measurement of the recoverable values for the impairment tests (goodwill, property, plant and equipment and intangible assets interests in associates and joint ventures)

Sensitivity to the discount rate, perpetual growth rate and business plan assumptions affecting expected cash flows (revenue, EBITDAaL and investments)

Assessing the competitive, economic and financial environment of the countries where the Group operates

Note 10.2	Measurement of the recoverable value of deferred tax assets	Assessing the time frame for recovering deferred tax assets when a tax entity returns to profit or when tax legislation limits the use of tax loss carryforwards
Note 8	Fixed assets

Assessing the useful life of assets based on changes in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwidth technologies, radio technology migration)

Site dismantling and restoration provisions: dismantling time frame, discount rate, expected cost

Note 9	Leases	Determination of the incremental borrowing rate of the lease when the implied interest rate is not identifiable in the lease Determination of the term of certain leases
Note 6.2	Employee benefits	Sensitivity to discount rates Sensitivity to sign-up rate senior plans
Notes 14 and 17	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, assessment of non-performance risks

Furthermore, aside from the elements linked to the level of activity, income and future cash flows are sensitive to changes in financial market risks, notably interest rate and foreign exchange risks (see Note 14).

2.5.3         Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange group’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Orange group and thus affect its financial position and outlook.

The Group is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Group’s commitment to Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Group in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Group’s activities on climate change is also underway. The outcome of these projects could lead the Group to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will requires the Group to better assess the risks to which it is exposed. The Group has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2022, the Group had not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

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2.5.4         Changes in the macroeconomic environment

The judgment and the estimates made by the Group also take specific events into account. In the context of the war in Ukraine, the Group has paid particular attention to:

−    possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

−    consequences of changes in market data on the valuation of certain Group assets and liabilities;

−    price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Provided that the conflict does not spread to other geographical areas, and given the Group’s limited presence in Ukraine as well as in Russia and Belarus, the direct impacts on the Group’s financial statements remain limited.

Note 3        Gains and losses on disposal and main changes in scope of consolidation

3.1         Gains (losses) on disposal of fixed assets, investments and activities

(in millions of euros)	Note	2022	2021	2020
Gains (losses) on disposal of fixed assets	8.1	159	52	221
Gains (losses) on disposal of investments and activities	3.2	74	2,455	7
Gain (losses) on disposal of fixed assets, investments and activities		233	2,507	228

3.2         Main changes in the scope of consolidation

Changes in the scope of consolidation during 2022

Merger by incorporation of Deezer by the SPAC I2PO and initial public offering of the global music streaming platform

On April 19, 2022, I2PO, a SPAC (special purpose acquisition company) publicly traded since July 2021, and Deezer (the global music and audio streaming platform) announced that they had reached a definitive agreement for a business combination.

On July 4, 2022, Deezer’s shareholders contributed their shares to the SPAC in exchange for newly issued shares of the latter. A capital increase was carried out at the same time.

The merged entity, renamed Deezer, was floated on the stock exchange on July 5, 2022, and is now listed on the professional compartment of the Euronext Paris regulated market. Before the initial public offering, the transaction valued Deezer’s shares at 1.05 billion euros.

Prior to the transaction, the Group held an equity interest of 10.42% in Deezer and exercised a significant influence over the entity due to its presence on the Board of Directors.

After the transaction, Orange holds 8.13% of the new entity and no longer exercises a significant influence. Pursuant to IAS 28 and IFRS 9, the transaction entailed the disposal of all of Deezer’s interests in associates and joint ventures and the purchase at fair value of 9,061,723 shares in the new entity. Orange also purchased 500,000 additional shares by participating in the capital increase that followed the merger.

The Deezer shares had been fully impaired in the Group’s financial statements and the fair value of the I2PO shares was calculated on the basis of the price proposed for the initial public offering of July 5, 2022, i.e. 8.50 euros per share.

This transaction thus resulted in the Orange group recognizing a gain on disposal of 77 million euros in the income statement for the second half-year.

The shares of the new entity are presented in the balance sheet as investment securities at fair value through other comprehensive income. The fair value at the closing date corresponds to the stock market price at December 31, 2022 (2.92 euros). This led to a decrease in fair value of (54) million euros recognized in other comprehensive income.

Ongoing transactions at December 31, 2022

Signing of an agreement between Orange and MásMóvil to combine their activities in Spain

Following exclusive negotiations that began on March 8, 2022, Orange and MásMóvil signed an agreement on July 23 relating to the combination of their activities in Spain (excluding Totem Espagne and MásMóvil Portugal). This business combination will take the form of a 50-50 joint venture, co-controlled by Orange and Lorca JVCo, with equal governance rights in the new company.

The transaction is based on an enterprise value of 18.6 billion euros, of which 7.8 billion euros for Orange Espagne and 10.9 billion euros for MásMóvil. The transaction is supported by a 6.6 billion euros of non-recourse debt package that will finance among other things, an upfront payment of 5.85 billion euros to Orange and to the shareholders of MásMóvil (Lorca JVCo). This distribution to the shareholders will be asymmetric as it also embeds an equalization payment in favor of Orange. MásMóvil’s existing debt will remain in place.

The agreement includes the right of both parties to trigger an initial public offering (IPO) after a p-defined period and under certain conditions, with an option for the Orange group to take control and thus fully consolidate the new entity created in the event of an IPO. The Group cannot either be forced to sell its stake or to exercise this option.

This joint venture between MásMóvil and Orange will create a sustainable player with the financial capacity and scale to continue investing to foster the future of infrastructure competition in Spain for the benefit of consumers and businesses.

This joint venture between two complementary businesses will lead to significant efficiency gains, allowing the combined company to accelerate investments in FTTH and 5G that will benefit Spanish consumers and businesses.

On completion of the transaction, the joint venture would then be consolidated using the equity method in the Orange group’s financial statements (due to Orange’s loss of exclusive control over the activities concerned).

This transaction is subject to the approval of the European Commission and other competent administrative, regulatory and competition authorities and to the relevant and/or contractual conditions precedent. It is expected to complete in the second half of 2023.

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In view of the progress of the transaction and the need to obtain the green light from the relevant competition and administrative authorities, the Group considers that the IFRS 5 criteria relating to the classification of the assets concerned as "discontinued operations" are not met at December 31, 2022.

Signing of an agreement with Nethys for the acquisition of a majority block of approximately 75% of the capital of VOO in Belgium

On December 24, 2021, Orange Belgium announced the signing of an agreement to acquire 75% of the capital minus one share of VOO SA. This transaction is intended to support Orange Belgium’s national convergent strategy and is expected to generate significant synergies, mainly related to the transfer of VOO’s MVNO business to the Orange Belgium network.

Completion of the transaction is subject to customary conditions precedent, including the approval of the European Commission, expected in the first quarter of 2023. The transaction values VOO SA at an enterprise value of 1.8 billion euros for 100% of the capital.

At the end of the transaction, Nethys will retain a minority interest in VOO and governance rights to ensure the completion of the industrial and social project. The transaction also includes the option for Nethys to convert its stake in VOO into Orange Belgium shares.

Changes in the scope of consolidation during 2021

Disposal of 50% of the capital of Orange Concessions

On November 3, 2021, after receiving final approvals from the antitrust and local authorities, the Orange group sold a 50% stake in Orange Concessions to the HIN consortium (bringing together La Banque des Territoires, CNP Assurances and EDF Invest) for an amount of 1,053 million euros, resulting in the loss of Orange’s exclusive control over this entity and its subsidiaries. In accordance with standard practice in this type of transaction, the amount received by Orange is subject to price adjustments in the months following the transaction.

The transaction also includes a call option for the acquisition of an additional 1%, exercisable by Orange during the second quarter of the years 2025 to 2027. Guarantees, which are customary in this type of transaction, have also been granted (see Note 16 Contractual obligations and off-balance sheet commitments).

As part of the transaction, 43 million euros was also received as compensation for a shareholder loan between Orange and Orange Concessions that existed prior to the disposal date. In addition, in November 2021, Orange Concessions repaid approximately 620 million euros of loans contracted, before the transaction date, with Orange SA following the issuance of bank loans by Orange Concessions.

Following this transaction, Orange Concessions is 50% owned by Orange and 50% owned by the consortium, which have joint control over this entity, which combines 24 subsidiaries that hold Public Initiative Networks (PIN) contracts with local authorities in mainland France and the French overseas territories.

This investment has been accounted for using the equity method since November 3, 2021. The fair value of the remaining stake retained by the Orange group (corresponding to 50% of the capital of Orange Concessions) amounted to 1,053 million euros at the transaction date (see Note 11 Interests in associates and joint ventures).

This transaction was reflected in the Group’s consolidated income statement as follows:

(in millions of euros)	At disposal date
Sale price of 50% of Orange Concessions’ shares to the Consortium	1,053
Reameasurement at fair value of remaining interests held by Orange	1,053
Fair value of Orange Concessions at the disposal date (a)	2,107
Net book value and transaction costs related to sale of Orange Concessions (b)	17
Gain resulting from the loss of exclusive control on Orange Concessions (a)+(b)	2,124
Tax cost related to sale of the shares	(47)
Net gain resulting from the loss of exclusive control on Orange Concessions	2,077

The effects of the disposal of Orange Concessions shares presented in the cash flow statement are as follows:

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	1,046
Tax costs related to sale of Orange Concessions’ shares	(47)
Transferred cash of Orange Concessions	(242)
Sales of investment securities, net of cash transferred	758

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The following assets and liabilities of Orange Concessions and its subsidiaries were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	1,374
Intangible and tangible assets	925
Financial assets	76
Trade receivables	71
Other assets	60
Cash and cash equivalents	242
Liabilities	1,374
Net equity	(62)
Trade payables	632
Financial liabilities	710
Other liabilities	94
Income statement
Revenues	471
Operating Income	(23)
Finance cost, net	(21)
Income taxes	(11)
Net income	(55)

Disposal of 50% of a subsidiary of Orange Polska in the context of the creation of a FiberCo in Poland

On August 31, 2021, Orange Polska and the APG Group finalized a share sale agreement under which the Group sold a 50% stake in ´Swiatlowód Inwestycje Sp. z o.o., Orange Polska’s wholly owned "FiberCo" entity, whose scope of activity includes building fiber infrastructure and offering wholesale access services to other operators.

The net tax gain associated with the loss of control in the FiberCo, recognized in the consolidated income statement, amounted to 310 million euros and breaks down as follows:

(in millions of euros)	At disposal date
Sale price of 50% of FiberCo’s shares sold to APG Group	292
Reameasurement at fair value of remaining interests hold by Orange Polska	292
Fair value of the FiberCo shares at the disposal date (a)	584
Net book value and transaction costs related to sale of the FiberCo (b)	(244)
Gain resulting from the loss of control on the FiberCo (a) + (b)	340
Tax cost related to sale of the shares	(30)
Net gain resulting from the loss of exclusive control on FiberCo	310

The sale price of the shares sold amounts to 292 million euros, of which 202 million euros was received in cash and 90 million euros to be received during the fiscal years 2022 through 2026, subject to compliance with the Fiberco entity’s network deployment schedule.

Below are the effects of the disposal of FiberCo’s shares in the cash flow statement (cash-flows related to investment activities):

(in millions of euros)	At disposal date
Sale price of sold shares, net of transaction costs	288
Tax costs related to the transaction (VAT and income tax)	(61)
Transferred cash of the sold entity	(5)
Receivables on sale of shares	(90)
Sales of investment securities, net of cash transferred	132

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The following assets and liabilities of FiberCo were derecognized on the date of disposal:

(in millions of euros)	At disposal date
Assets	297
Tangible assets	87
Operating taxes assets	46
Prepaid expenses	154
Other assets	5
Cash and cash equivalents	5
Liabilities	297
Equity	240
Non current financial liabilities	36
Other liabilities	21

Guarantees, customary in this kind of transaction, were granted. The transaction also includes:

−    an obligation on each party to refinance the entity for around 66 million euros between 2023 and 2026;

−    a call option for an additional stake of approximately 1% in ´Swiatlowód Inwestycje exercisable by Orange Polska over the fiscal years 2027 through 2029.

As of August 31, 2021, ´Swiatlowód Inwestycje became a jointly controlled entity with the APG Group accounted for using the equity method (see Note 11 Interests in associates and joint ventures).

Completion of the purchase price allocation for Telekom Romania Communications

On September 30, 2021, Orange Romania completed the acquisition of a 54% majority block in Telekom Romania Communications and the takeover of an MVNO contract previously concluded between Telekom Romania Communications and Telekom Romania Mobile, for an amount of 296 million euros. This transaction aims to accelerate Orange Romania’s ambitions to become a major convergent operator for customers in the Romanian market.

In accordance with standard practice in this type of transaction, the amount paid by Orange Romania was subject to price adjustments in the months following the transaction.

(in millions of euros)	At acquisition date
Acquisition cost	296
Acquisition cost adjustment	(11)
Cash acquired	(90)
Cash paid for investment securities, net of cash acquired	195

In accordance with IFRS 3 - Business Combinations the fair value measurement of the identifiable assets acquired and liabilities assumed was finalized in the 2022 fiscal year. The final purchase price allocation is as follows:

(in millions of euros)	At acquisition date
Purchase price related to the acquisition of the 54% share (1)	285
Fair value of the non-controlling interests	245
Acquisition price (a)	530
Net book value acquired	261
Effects of fair value measurement:
Tangible assets (2)	261
Customer relationship	29
Other intangibles	2
Others	(3)
Net deferred tax	(20)
Net asset remeasured at fair value (b)	530
Goodwill (a)-(b)	-

(1)   The amount paid by Orange Romania as of September 30, 2021 had been subject to price adjustments in the months following the transaction.

(2)   The fair value measurement of property, plant and equipment mainly relates to land and buildings.

Liability guarantees, which are customary in this type of transaction, were also granted to Orange.

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Conditional voluntary public tender offer on shares of Orange Belgium

On April 8, 2021, Orange SA launched a conditional voluntary public tender offer for 46.97% of the capital of Orange Belgium, corresponding to the balance of remaining shares not held directly and indirectly, at a price of 22 euros per share. The offer was opened from April 8 to April 23, 2021 and then voluntarily reopened from April 28 to May 4, under the same conditions. Following this offer, Orange SA directly and indirectly held 76.97% of the share capital of Orange Belgium.

The total acquisition cost of these shares amounted to 316 million euros. This share offer did not change the Orange group’s p-existing control over Orange Belgium, its subsidiaries and non-consolidated shares. Thus, in the Consolidated Financial Statements, this transaction resulted in an effect of (316) million euros on equity (including (172) million euros relating to the portion attributable to owners of the parent company and (144) million euros relating to the portion attributable to minority shareholders).

The cash paid out to acquire these minority interests in Orange has been presented in the financing flows in the statement of cash flows.

Changes in the scope of consolidation during 2020

Squeeze-out offer on Business & Decision shares

On May 28, 2020, Orange Business Services launched a mandatory public buyout offer for all the shares of Business & Decision not yet held by the Group, representing 6.38% of the capital.

This offer closed on July 8 and was followed by the effective delisting of Business & Decision shares on July 13, 2020.

Following this public buyout offer and the acquisition of the remaining share capital over the second half of the year for an amount of (4) million euros, Orange now holds 100% of the shares of Business & Decision.

Accounting policies

Changes in the scope of consolidation

Entities are fully consolidated if the Group has the following:

−    power over the investee; and

−    exposure, or rights, to variable returns from its involvement with the investee; and

−    the ability to use its power over the investee to affect the amount of its returns.

IFRS 10 requires the exercise of judgment and continuous assessment of the control situation.

Clarifications of when the ownership interest does not imply a de facto presumption are provided in Note 20, which lists the main consolidated entities.

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the closing date are taken into account.

Takeovers (business combinations)

Business combinations are accounted for using the acquisition method:

−    the acquisition cost is measured at the fair value of the consideration transferred, including all contingent consideration, at the acquisition date. Subsequent changes in the fair value of a contingent consideration are accounted for either through profit or loss or in equity, in accordance with the applicable standards, facts and circumstances;

−    goodwill is the difference between the consideration transferred, plus the non-controlling interests and the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair value measurements of the identifiable assets mainly relate to licenses, customer bases and brands (which cannot be capitalized when developed in-house), generating associated deferred tax. The fair value of these assets, which cannot be observed, is established using commonly adopted methods, such as those based on revenues or costs (e.g.: the "Greenfield" method for the valuation of licenses, the "relief from royalty" method for the valuation of brands and the "excess earnings" method for customer bases).

For each takeover involving an equity investment below 100%, the fraction of the interest not acquired (non-controlling interests) is measured:

−    either at its fair value, in which case goodwill is recognized for the portion relating to non-controlling interests;

−    or proportionate to its share of the acquiree’s identifiable net assets: in which case, goodwill is only recognized for the portion acquired.

Costs directly attributable to the acquisition are recognized directly in operating expenses in the period in which they are incurred.

When a takeover is achieved in stages, the previously held equity interest is re-measured at fair value at the acquisition date through operating income. The related other comprehensive income, if any, is fully reclassified to profit or loss.

Loss of exclusive control resulting from the partial disposal of consolidated shares

A loss of exclusive control by the Group over one of its subsidiaries results in the recognition in profit or loss of a capital gain or loss on the disposal, and in the remeasurement at fair value of the residual interest retained in accordance with the requirements of IFRS 10 applicable in the event of a loss of control.

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Loss of significant influence or joint control leading to the discontinuation of the equity method while retaining a residual interest

A loss of significant influence or joint control by the Group over one of its associates or joint ventures while retaining a residual interest results in the recognition in profit or loss of a capital gain or loss on the disposal of the shares sold, and, in accordance with the provisions of IAS 28, the remeasurement at fair value of the residual interest retained. The fair value of the retained interest constitutes the entry value of the financial asset within the scope of IFRS 9.

Internal transfer of consolidated shares

The IFRS do not address the accounting treatment of a transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

−    the transferred shares are carried at historical cost and the gain or loss on disposal is fully eliminated in the acquirer’s accounts;

−    the non-controlling interests are adjusted to reflect the change in their share in equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as "held for sale" when:

−    the management is committed to a plan to sell;

−    the asset is available for immediate sale in its current state (subject to any conditions precedent that are usual in such disposals); and

−    the disposal is highly likely to take place within 12 months.

Thus, when the Group is committed to a plan to sell involving the loss of control or significant influence over one of its assets, it classifies all assets and liabilities of the entity concerned on a separate line in the statement of financial position: "Assets/Liabilities held for sale," at a value equal to the lower of the net carrying value and the fair value net of disposal costs.

In addition, when the asset or group of assets held for sale is a major component of a business segment, its contribution to the income statement is presented separately below "net income from continuing operations" and its cash flow contribution is presented in the statement of cash flows.

Note 4        Sales

4.1         Revenue

Revenue is presented by category and segment in Note 1. The breakdown of revenue by type is as follows:

−    Convergent services: these include revenue from convergent services in the B2C market (combined Internet + Mobile offers);

−    Mobile-only services: mobile-only services revenue includes call revenues (voice, SMS and data), mainly outgoing, excluding convergent services (see below);

−    Fixed-only services: revenue from fixed-only services includes revenue from retail sales of fixed broadband and narrowband services, excluding convergent services (see below) and B2B fixed solutions and networks services, including voice and data services;

−    IT & Integration Services: these services include unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), application services (customer relations management and other application services), security services, video conferencing offers and equipment sales related to the above products and services;

−    Services to carriers (wholesale): wholesale revenue includes roaming revenue from customers of other networks (national and international roaming), from Mobile Virtual Network Operators (MVNO) and from network sharing;

−    Equipment sales: equipment sales include all sales of equipment (mobile devices, broadband equipment, connected devices and accessories) with the exception of equipment sales related to IT & Integration Services (presented on the "IT & Integration Services" line), sales of network equipment related to the operation of voice and data services in the Enterprise segment (presented on the "Fixed-only services" line) and equipment sales to external distributors or brokers (presented on the "Other revenue" line);

−    other revenues: these revenues include, in particular, equipment sales to external distributors and brokers, revenue from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

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Accounting policies

Most revenue falls within the application scope of IFRS 15 "Revenue from Contracts with Customers." Orange’s products and services are offered to customers under services-only contracts and contracts combining the equipment used to access services and/or other service offers. Revenue is recognized net of VAT and other taxes collected on behalf of governments.

−    Standalone service offers (mobile-only services, fixed-only services, convergent services)

Orange offers its B2C and B2B customers a range of fixed and mobile telephony services, fixed and mobile Internet access offers and content offers (TV, video, media, value-added audio service, etc.). Some contracts are for a fixed term (generally 12 or 24 months), while others may be terminated at short notice (i.e. monthly arrangements or portions of services).

Service revenue is recognized when the service is provided, based on use (e.g. minutes of traffic or bytes of data processed) or the period (e.g. monthly service costs).

For some content services, Orange may act solely as an agent enabling the supply by a third-party of goods or services to the customer and not as a principal in the supply of the content. In such cases, revenue is recognized net of amounts transferred to the third party.

Contracts with customers generally do not include a material right, as the price invoiced for subscriptions and the services purchased and consumed by the customer beyond the specific scope (e.g. additional consumption, options, etc.) generally reflect their standalone selling prices. There is no significant impact from contract modification for this type of service contract. Service obligations transferred to the customer at the same pace are treated as a single obligation.

When contracts include contractual clauses relating to commercial discounts (initial discount on signing the contract or conditional on reaching a consumption threshold) or items provided free of charge (for example: a free three-month subscription), the Group spreads these discounts or free items over the term of the contract (the period during which the Group and the customer have firm commitments). Where applicable, the consideration payable to the customer is recognized as a deduction from revenue in accordance with the specific terms and conditions of each contract.

If the performance obligations are not classified as distinct, the offer revenue is recognized on a straight-line basis over the contract term. One of the main applications of this method is the initial service connection in the context of a subscription and communication offer. It is not generally separable from the subscription and communication offer and its invoicing is therefore recognized in income over the average term of the expected contractual relationship.

−    Separate equipment sales

Orange offers its B2C and B2B customers several ways to buy their equipment (primarily mobile devices): equipment sales may be separate from or bundled with a service offer. When separate from a service offer, the amount invoiced is recognized in revenue on delivery and receivable immediately or in installments over a period of up to 24 months. Where payment is received in installments, the offer comprises a financial component and gives rise to the calculation of interest deducted from the amount invoiced and recognized over the payment period in finance costs, net.

Where Orange purchases and sells equipment to indirect channels, the Group generally considers that Orange maintains control until resale to the end-customer (the distributor acts as an agent), even where ownership is transferred to the distributor. Sale proceeds are therefore recognized when the end-customer takes possession of the equipment (on activation).

−    Bundled equipment and service offers

Orange proposes numerous offers to its B2C and B2B customers comprising equipment (e.g. a mobile device) and services (e.g. a talk & text plan).

Equipment revenue is recognized separately from service revenue if the two components are distinct (i.e. if the customer can receive one or other of the services separately). Where one of the components in the offer is not at its separate selling price, revenue is allocated to each component in proportion to their individual selling prices. This is notably the case in offers combining the sale of a mobile phone at a reduced price, where the individual selling price of the mobile phone is considered equal to its purchase cost and logistics expenses plus a commercial margin based on market practice. The amount allocated to equipment sales is recognized under revenue on delivery in exchange for a contract asset, spread over the term of the service contract.

The provision of a Livebox® (proprietary Internet box) is neither a separate component of the Internet access service offer nor a lease, as Orange maintains control of the box.

−    Services including both a build and run phase

For B2B customers, some contracts have two phases: build and then management (operation and maintenance) of assets built and delivered to customers. Revenue recognition requires an analysis of the facts and circumstances of each contract in order to determine whether distinct performance obligations exist. Under these contracts, if the build phase is classified as separate, the Group recognizes the revenue of this phase according to the percentage of completion. However, if the Group does not have a certain right to payment and/or if there is no continuous transfer of control of the asset being built, then revenues for this phase are recognized upon completion. These contracts are generally multi-year, with scalable offers. On each contract modification, we assess the scope of the modification and its impact on the contract price in order to determine whether the modification should be treated as a separate contract, as though the existing contract were terminated and a new contract signed, or whether the modification should be considered as a change to the existing contract.

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−    Service offers to carriers (wholesale)

Three types of commercial agreements are entered into with wholesale customers for domestic wholesale activities or international carrier offers:

−    "pay-as-you-go" model: contract generally applied to "legacy" regulated activities (bitstream call termination, local loop access, roaming and certain data solution contracts), where contract services are not covered by a firm volume commitment. Revenue is recognized as the services are provided (which relates to transfer of control) over the contractual term;

−    "send-or-pay" model: contract where the price, volume and term are defined. The customer has a commitment to pay the amount indicated in the contract irrespective of actual traffic consumed over the commitment period. This contract category notably includes certain MVNO (mobile virtual network operator), IDD (international direct dialing) or hubbing (call free floating) contracts. The relevant revenue is recognized progressively based on actual traffic during the period, to reflect transfer of control to the customer;

−    mix model: hybrid contract combining the "pay-as-you-go" and "send-or-pay" models, comprising a fixed entry fee paid by the customer providing access to preferential pricing conditions for a given volume ("send-or-pay" component). In addition to this entry fee, an amount is invoiced based on traffic consumption ("pay-as-you-go" component). The amount invoiced for the entry fee included in this type of commercial agreement is recognized progressively in revenue based on actual traffic over the period.

Current agreements between major transit carriers are not invoiced or cross-invoiced ("free peering") and are therefore not recognized in revenue.

−    Quality of service commitment clause

The contracts entered into by the Group and its customers include service level commitments regarding the processing of orders, delivery and after-sales support (delivery time, performance, recovery time). If the Group fails to comply with one of these commitments, it then compensates the customer, usually in the form of a price reduction. The projected amount of these penalties is recognized as a deduction from revenue whenever it is expected that the commitment will not be fulfilled.

−    Public-private service concession arrangements

The Group rolls out and/or operates certain networks under service concessions, such as the Public Initiative Networks implemented in France to roll out fiber optic networks in less populated areas. Some contracts are analyzed in accordance with IFRIC 12 "Service Concession Arrangements." When the Group builds a network, construction revenue is recognized in consideration of a right to receive compensation from either a public entity or users of the public service. This right is accounted for as:

−    an intangible asset for the right to receive payments from public service users amounting to the fair value of the corresponding infrastructure and is amortized over the term of the contract; and/or

−    a financial receivable for the unconditional right to receive royalties from the public entity, for the fair value of the consideration expected from the public entity. This receivable is recognized at amortized cost.

−    Leases

Orange’s lease revenue is related either to its regulatory obligations to lease technical sites to its competitors, to the supply of equipment in certain contracts with B2B customers, or to the granting of rights of use meeting the criteria for leasing network equipment, i.e. occasional leases of surplus space in certain buildings to third parties.

Lease revenue is recognized on a straight-line basis over the contract term, except for certain equipment leases to B2B customers, which are classified as finance leases; in such cases the equipment is considered sold on credit.

4.2         Other operating income

(in millions of euros)	2022	2021	2020
Net banking income (NBI)	124	119	79
Income from customer collection	91	89	101
Site rentals and franchises income	34	87	54
Tax credits and subsidies	48	44	31
Income from universal service	3	4	4
Other income	447	441	336
Total	747	783	604

Net banking income (NBI) represents the net balance between income from banking operations (fees charged to customers, interest from loans, banking activities retail commissions and other income from banking operations) and expenses from banking operations (interest paid on loans, commissions paid and other bank operating expenses). It is prepared in accordance with accounting practices that are commonly used in France in the banking sector.

Income from customer collection mainly includes interest charged to customers for late payments and recovery of trade receivables previously recognized as losses.

Other income is predominantly comprises re-invoicing of network sharing costs, income received from litigation and income relating to line damage.

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4.3         Trade receivables

(in millions of euros)	2022	2021	2020
Net book value of trade receivables - in the opening balance	6,029	5,620	5,320
Business related variations	299	(53)	379
Changes in the scope of consolidation (1)	(3)	389	4
Translation adjustment	(76)	36	(90)
Reclassifications and other items	56	36	7
Net book value of trade receivables - in the closing balance	6,305	6,029	5,620

(1)   Changes in the scope of consolidation in 2021 included the externalization of Orange SA’s trade receivables from concession contracts resulting from the loss of sole control over Orange Concessions for 288 million euros and the integration of Telekom Romania Communications for 100 million euros.

Sales of receivables program

Orange has set up non-recourse programs for the sales of its receivables due in installments in several countries. These are no longer recorded on the balance sheet. The amount received for the receivables disposed of was around 640 million euros in 2022, 740 million euros in 2021, 640 million euros in 2020 and mainly related to Spain, Poland, Romania and France.

Since 2020, Orange Spain has had in place a non-recourse program with Orange Bank for the disposal of receivables due in installments, replacing an existing program with a third-party bank. This program led to these receivables being derecognized from the balance sheet of Orange Spain (within telecom activities) and presented as customer loans and receivables within Mobile Financial Services activities (see Note 17.1.1).

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Net trade receivables, depreciated according to their age	1,191	1,204	1,145
Net trade receivables, depreciated according to other criteria	324	422	400
Net trade receivables past due	1,515	1,627	1,544
Net trade receivables not past due (1)	4,790	4,402	4,076
Net trade receivables	6,305	6,029	5,620
o/w short-term trade receivables	6,022	5,793	5,382
o/w long-term trade receivables	283	236	238

(1)   Not past due receivables are presented net of the balance of expected losses on trade receivables, which amounted to (46) million euros at December 31, 2022, (54) million euros at December 31, 2021 and (56) million euros at December 31, 2020.

Shown below is the ageing table of the net trade receivables which are past due and impaired according to their maturity:

The Group assessed the risk of non-recovery of trade receivables at December 31, 2022 and recognized impairment and losses on trade receivables in the income statement for an amount of (208) million euros over the period.

For Mobile Financial Services, the bank credit risk is described in Note 17.2.1.

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The table below provides an analysis of the change in impairment for trade receivables in the statement of financial position:

(in millions of euros)	2022	2021	2020
Allowances on trade receivables - in the opening balance	(1,012)	(983)	(888)
Net addition with impact on income statement (1)	(208)	(212)	(383)
Losses on trade receivables	218	283	275
Changes in the scope of consolidation (2)	(6)	(91)	0
Translation adjustment	16	(7)	13
Reclassifications and other items	(4)	(1)	0
Allowances on trade receivables - in the closing balance	(996)	(1,012)	(983)

(1)   In 2020, the change in impairment of trade receivables included an effect of (129) million euros on the telecoms business in connection with the impact of the health crisis.

(2)   In 2021, the change in scope of consolidation is mainly related to the integration of Telekom Romania Communications.

Accounting policies

Trade receivables are mainly short-term with no stated interest rate and are measured in the statement of financial position at the par value of the receivable, in accordance with IFRS 15. Those trade receivables which include deferred payment terms over 12 or 24 months for customers buying a mobile phone are discounted and classified as current items in the statement of financial position. Receivables from B2B equipment finance leases are recognized as current operating receivables because they are acquired in the normal course of business.

In order to meet the requirements of IFRS 9, the impairment of trade receivables is based on three methods:

−    a collective statistical method: this is based on historical losses and leads to a separate impairment rate for each aging balance category. This analysis is performed over a homogeneous group of receivables with similar credit characteristics because they belong to a customer category (B2C, professionals);

−    a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant qualitative factors (aging of late payment, other balances with the counterparty, rating from independent agencies, geographical area). This method is mainly used for carrier customers (national and international), administrations and public authorities, as well as for businesses services key accounts;

−    a provisioning method based on expected loss: IFRS 9 requires recognition of expected losses on receivables immediately upon recognition of the financial instruments. In addition to the p-existing provisioning system, the Group applies a simplified approach of early impairment at the time the asset is recognized. The rate applied depends on the maximum revenue non-recoverability rate.

Recognition of impairment losses for a group of receivables is the step preceding identification of impairment losses on individual receivables. As soon as information is available (customers in bankruptcy or subject to court-ordered liquidation), these receivables are then excluded from the statistical impairment database and individually impaired.

The trade receivables may be part of non-recourse programs. When they are assigned to consolidated securitization mutual funds, they remain on the statement of financial position. Other disposals to financial institutions may lead to their de-recognition in the event that legal ownership and almost all the risks and benefits of the receivables are transferred as described by IFRS 9.

4.4         Customer contract net assets and liabilities

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Customer contract net assets (1)	733	740	709
Costs of obtaining a contract	298	294	262
Costs to fulfill a contract	539	426	265
Total customer contract net assets	1,570	1,460	1,236
Prepaid telephone cards	(175)	(186)	(197)
Connection fees	(507)	(563)	(589)
Loyalty programs	(31)	(29)	(25)
Other deferred revenue (2)	(1,847)	(1,717)	(1,158)
Other customer contract liabilities	(19)	(17)	(15)
Total deferred revenue related to customer contracts	(2,579)	(2,512)	(1,984)
Total customer contract net assets and liabilities	(1,009)	(1,052)	(748)

(1)   Assets net of performance obligations.

(2)   Includes in particular subscriptions. The change in Other deferred revenue is detailed below.

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The following tables give an analysis of the balances of customer contract net assets and the costs of acquiring and fulfilling contracts in the statement of financial position.

(in millions of euros)	2022	2021	2020
Customer contract net assets - in the opening balance	740	709	771
Business related variations (1)	(1)	30	(60)
Changes in the scope of consolidation	-	4	-
Translation adjustment	(1)	0	(3)
Reclassifications and other items	(6)	(3)	(0)
Customer contract net assets - in the closing balance	733	740	709

(1)   Mainly includes new contract assets net of related liabilities, transfer of net contract assets directly to trade receivables and impairment in the period.

(in millions of euros)	2022	2021	2020
Costs of obtaining a contract - in the opening balance	294	262	258
Business related variations	6	20	11
Changes in the scope of consolidation	(0)	12	-
Translation adjustment	(2)	(1)	(7)
Reclassifications and other items	-	-	-
Costs of obtaining a contract - in the closing balance	298	294	262

(in millions of euros)	2022	2021	2020
Costs to fulfill a contract - in the opening balance	426	265	181
Business related variations	122	31	21
Changes in the scope of consolidation	-	-	-
Translation adjustment	(5)	11	(12)
Reclassifications and other items	(4)	118	75
Costs to fulfill a contract - in the closing balance	539	426	265

Below is presented the change in deferred income related to customer contracts (prepaid telephone cards, connection fees, loyalty programs and other unearned income) in the statement of financial position:

(in millions of euros)	2022	2021	2020
Deferred revenue related to customer contracts - in the opening balance	2,512	1,984	2,093
Business related variations (1)	101	220	(73)
Changes in the scope of consolidation (2)	1	183	-
Translation adjustment	(23)	13	(31)
Reclassifications and other items	(13)	112	(6)
Deferred revenue related to customer contracts - in the closing balance	2,579	2,512	1,984

(1)   In 2022, business-related changes mainly concern contracts for the provision of the Orange network in Spain.

(2)   In 2021, changes in the scope of consolidation mainly concerned prepayment of services for the construction of the network of FiberCo in Poland to Orange Polska and the integration of Telekom Romania Communications.

Accounting policies

Customer contract net assets and liabilities

The timing of income recognition may differ from the timing of customer invoicing.

Trade receivables presented in the consolidated statement of financial position represent an unconditional right to receive consideration (primarily cash), i.e. the services and goods promised to the customer have been provided.

In contrast, contract assets mainly refer to amounts allocated under IFRS 15 as consideration for goods or services provided to customers, but for which the right to collect payment is contingent on the provision of other services or goods under the same contract (or group of contracts). This is the case in a bundled offer combining the sale of a mobile phone and mobile telecommunication services for a fixed period, where the mobile phone is invoiced at a reduced price leading to the reallocation of a portion of amounts invoiced for the telecommunication service to the supply of the mobile phone. The excess amount allocated to the mobile phone over the price invoiced is recognized as a contract asset and transferred to trade receivables as the service is invoiced.

Contract assets, like trade receivables, are subject to impairment for credit risk. The recoverability of contract assets is also verified, including to cover the risk of impairment loss should the contract be interrupted. Recoverability may also be impacted by a change in the legal environment governing offers.

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Contract liabilities represent amounts paid by customers to Orange before receiving the goods and/or services promised in the contract. This is typically the case for advances received from customers or amounts invoiced and received for goods or services not yet provided, for example for subscriptions payable in advance or prepaid contracts (previously recognized in deferred income).

Customer contract assets and liabilities are presented, respectively, in current assets and current liabilities since they are a normal part of the Group’s operations.

Costs of obtaining a contract

Where a telecommunication service contract is signed via a third-party distributor, this distributor may receive business provider remuneration, generally paid in the form of a commission for each subscription or invoice-indexed commission. Where the Group considers that these commissions are incremental and would not have been paid in the absence of the customer contract, the commission cost is estimated and capitalized in the balance sheet. It should be noted that the Group has adopted the simplification measure authorized by IFRS 15 to recognize the costs of obtaining a contract as an expense at the time they are incurred, if the amortization period of the asset that the Group would recognize for them does not exceed one year.

The costs of obtaining fixed-period mobile services contracts are capitalized and expensed on a pro rata basis over the enforceable period of the contract, as these costs are generally incurred each time a customer renews the fixed period. The costs of obtaining fixed services contracts for a p-determined term for B2C market customers are expensed on a pro rata basis over the estimated period of the customer relationship. The costs of obtaining B2B and operator solution contracts are not material.

Costs to fulfill a contract

Costs to fulfill a contract consist of all the initial contractual costs necessary to fulfill one or more performance obligations of a contract. These costs, when they are directly related to a contract, are capitalized and expensed on a pro rata basis over the enforceable period of the contract.

At Group level, these costs mainly concern contracts for B2B customers, with, for example, design, installation, connection and migration costs that relate to a future performance obligation of the contract.

The assumptions underlying the period over which the costs of fulfilling a contract are expensed are periodically reviewed and adjusted in line with observations; termination of the contractual relationship with the customer results in the immediate expensing of the remaining deferred costs. Where the carrying value of deferred costs exceeds the remaining consideration expected to be received for the transfer of the related goods and services, less expected costs relating directly to the transfer of these goods and services yet to be incurred, the excess amount is similarly immediately expensed.

The following table presents the transaction price assigned to unfulfilled performance obligations at December 31, 2022. Unfulfilled performance obligations are the services that the Group is obliged to provide to customers during the remaining fixed term of the contract. As allowed by the simplification procedure under IFRS 15, these disclosures are only related to performance obligations with an initial term greater than one year.

(in millions of euros)	December 31, 2022
Less than one year	6,589
Between 1 and 2 years	2,739
Between 2 and 3 years	943
Between 3 and 4 years	433
Between 4 and 5 years	216
More than 5 years	184
Total remaining performance obligations	11,104

Accounting policies

Unfulfilled performance obligations

During allocation of the total contract transaction price to identified performance obligations, a portion of the total transaction price can be allocated to performance obligations that are unsatisfied or partially satisfied at the end of the reporting period. We have elected to apply certain available practical expedients when disclosing unfulfilled performance obligations, including the option to exclude expected revenues from unsatisfied obligations of contracts with an original expected duration of one year or less. These contracts are primarily monthly service contracts.

In addition, certain contracts offer customers the ability to purchase additional services. These additional services are not included in the transaction price and are recognized when the customer exercises the option (generally on a monthly basis). They are not therefore included in unfulfilled performance obligations.

Some multi-year service contracts with B2B and operator customers include fixed monthly costs and variable user fees. These variable user fees are excluded from the table of unfulfilled performance obligations.

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4.5         Other assets

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Advances and downpayments	177	147	116
Submarine cable consortiums (1)	230	194	258
Security deposits paid	96	105	93
Orange Money - isolation of electronic money (1)	1,242	1,030	825
Other (2)	688	654	545
Total	2,433	2,130	1,837

(1)   These receivables are offset by the liabilities of the same amount (see accounting policies below and Note 5.7).

(2)   Includes a receivable due under a transmission capacity agreement for an FTTH network in Spain in 2020.

(in millions of euros)	2022	2021	2020
Other assets - in the opening balance	2,130	1,837	1,383
Business related variations (1)	304	236	495
Changes in the scope of consolidation	5	24	0
Translation adjustment	(17)	28	(32)
Reclassifications and other items	11	5	(9)
Other assets - in the closing balance	2,433	2,130	1,837
o/w other non-current assets	216	254	136
o/w other current assets	2,217	1,875	1,701

(1)   Includes a receivable due under a transmission capacity agreement for an FTTH network in Spain in 2020.

Accounting policies

Other assets relating to "Submarine cable consortiums" are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 5.7).

Orange Money is a money transfer, payment and financial services solution provided via an electronic money ("e-money") account linked to an Orange mobile number.

Since 2016, the Orange group has become an Electronic Money Issuer ("EMI") in some of the countries in which it operates, via dedicated, approved, internal subsidiaries. Regulations state that EMIs, as last-resort guarantors for the reimbursement of e-money holders, are obliged to restrict the funds collected in exchange for the issue of e-money (obligation to protect holders). The e-money distribution model relies on Orange’s subsidiaries and third-party distributors. EMIs issue e-money (or units of value "UV") at the request of these distributors in exchange for funds collected therefrom. The distributors then transfer the e-money to end holders.

Within the Orange group, this restriction includes the protection of third-party holders (distributors and customers).

These transactions have no impact on the Group’s net financial debt and are listed under the following headings:

−    assets restricted to an amount equal to the e-money in circulation outside of the Orange group (or UV in circulation);

−    UV in circulation under liabilities, representing the obligation to reimburse the third-party holders (customers and third-party distributors).

These two headings are presented under "other assets" and "other liabilities" and under operating activities as "change in working capital requirement".

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Note 5        Purchases and other expenses

5.1         External purchases

(in millions of euros)	2022	2021	2020
Commercial, equipment expenses and content rights	(7,772)	(7,385)	(6,868)
o/w costs of terminals and other equipment sold (1)	(4,459)	(4,234)	(3,841)
o/w advertising, promotional, sponsoring and rebranding costs	(804)	(783)	(736)
Service fees and inter-operator costs	(4,251)	(4,349)	(4,529)
o/w interconnexion costs	(2,703)	(2,956)	(3,186)
Other network expenses, IT expenses	(3,590)	(3,530)	(3,503)
Other external purchases	(3,119)	(2,709)	(2,791)
o/w building cost for resale	(1,236)	(1,047)	(883)
o/w overhead	(1,172)	(1,044)	(1,099)
o/w rental expenses	(134)	(147)	(151)
Total external purchases	(18,732)	(17,973)	(17,691)
(1)   Reclassification of presentation, in 2022 and comparative years, to include in this line item the costs of other goods sold amounting to 434 million euros in 2022, 292 million euros in 2021 and 265 million euros in 2020.

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments (see Note 16).

Advertising, promotion, sponsoring, communication and brand development costs are recorded as expenses during the period in which they are incurred.

At January 1, 2019, lease expenses include rental payments on leases with an enforceable period, with no option to extend, of 12 months or less, leases where the value, when new, of the underlying asset is less than approximately 5,000 euros, and variable lease payments which were not included in the measurement of the lease liability (see Note 9).

5.2         Other operating expenses

(in millions of euros)	2022	2021	2020
Litigation	(50)	(218)	(238)
Allowances and losses on trade receivables - telecom activities	(206)	(213)	(382)
Cost of bank credit risk	(49)	(48)	(31)
Expenses from universal service	(28)	(22)	(19)
Operating foreign exchange gains (losses)	(23)	(20)	19
Acquisition and integration costs	(40)	(14)	(18)
Other expenses	(17)	(165)	(119)
Total other operating expenses	(413)	(700)	(789)

Impairment and losses on trade receivables from telecom activities are detailed in Note 4.3.

The cost of credit risk applies only to Mobile Financial Services and includes impairment charges and reversals on fixed-income securities, loans and receivables to customers as well as impairment charges and reversals relating to guarantee commitments given, losses on receivables and recovery of amortized debts (see Note 17.2.1).

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Certain expenses related to litigation are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2022	2021	2020
Provisions for litigation - in the opening balance	405	525	643
Additions with impact on income statement	26	162	119
Reversals with impact on income statement	(12)	(10)	(29)
Discounting with impact on income statement	1	0	0
Utilizations without impact on income statement (1)	(34)	(317)	(205)
Changes in consolidation scope	2	(0)	-
Translation adjustment	0	1	(2)
Reclassifications and other items	(0)	44	-
Provisions for litigation - in the closing balance	387	405	525
o/w non-current provisions	47	51	46
o/w current provisions	340	353	479

(1)   Corresponded mainly to the conviction linked to anti-competitive practices in the "enterprise" market segment in 2021 and to the conviction in the Digicel litigation in 2020 (see Note 18).

The Group’s significant litigations are described in Note 18.

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 18.

The costs which may result from these proceedings are accrued at the reporting date if the Group has a present obligation toward a third party resulting from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time. Where appropriate, litigation cases may be analyzed as contingent liabilities, which correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

−    present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Acquisition and integration costs

Acquisition and integration costs are incurred at the time of acquisition of legal entities (costs linked to the acquisition of the entity, consultancy fees, training costs for new employees, migration costs associated with customer offers, labor expenses associated with the transition). They are incurred over a maximum period of 12 months following the acquisition date.

5.3         Restructuring and integration costs

(in millions of euros)	2022	2021	2020
Departure plans (1)	(54)	(241)	(15)
Lease property restructuring (2)	(21)	(6)	2
Distribution channels (3)	(12)	(22)	(5)
Other	(38)	(63)	(8)
Total restructuring costs	(125)	(331)	(25)

(1)   Mainly departure plans for Equant (around 300 people) in 2022, Orange Spain (around 400 people) and Orange Polska (around 1,400 people) in 2021.

(2)   Essentially related to onerous contracts due to vacant leases in France.

(3)   Essentially concerns the closure of sales outlets in Spain in 2022 and 2021.

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Some restructuring costs are directly recorded in operating income and are not included in the following movements of provisions:

(in millions of euros)	2022	2021	2020
Restructuring provisions - in the opening balance	185	117	216
Additions with impact on income statement (1)	98	277	12
Reversals with impact on income statement	(26)	(17)	(17)
Discounting with impact on income statement	(5)	(1)	4
Utilizations without impact on income statement	(90)	(191)	(95)
Translation adjustment	(1)	(0)	(3)
Reclassifications and other items	0	(1)	-
Restructuring provisions - in the closing balance	162	185	117
o/w non-current provisions	43	61	53
o/w current provisions	119	124	64

(1)   Mainly corresponds to costs relating to Equant departure plans amounting to (30) million euros in 2022, (155) million euros in Spain and (29) million euros in Poland in 2021.

Accounting policies

Restructuring costs

The adaptation of the Group’s activities to changes in the environment may generate costs related to the discontinuation or major transformation of an activity. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies.

Provisions are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

The types of costs approved by the Group as restructuring costs primarily consist of:

−    employee departure plans;

−    termination of contracts linked to a fundamental reorganization of the activity (compensation paid to suppliers to terminate contracts, etc.);

−    cost of vacant buildings (outside the scope of IFRS 16);

−    fundamental transformation plans for communication network infrastructures;

−    onerous contracts related to the termination or fundamental reorganization of business: during the course of a contract, when the economic circumstances that prevailed at inception change, some commitments toward the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

5.4         Equipment inventories and Broadcasting rights

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Device inventories (1)	629	593	485
Other products/services sold	125	77	75
Available broadcasting rights	102	102	93
Other supplies	258	242	223
Gross value	1,114	1,015	874
Depreciation	(67)	(64)	(60)
Net book value of equipment inventories and broadcasting rights	1,048	952	814

(1)   Of which inventories treated as consignment with distributors amounting to 42 million euros as at December 31, 2022, 68 million euros as at December 31, 2021 and 40 million euros as at December 31, 2020.

(in millions of euros)	2022	2021	2020
Net balance of inventories - in the opening balance	952	814	906
Business related variations	104	125	(70)
Changes in the scope of consolidation	3	9	-
Translation adjustment	(4)	3	(8)
Reclassifications and other items	(6)	(1)	(14)
Net balance of inventories - in the closing balance	1,048	952	814

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Accounting policies

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable net book value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Handset inventories include inventories treated as consignment with distributors when these are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

5.5         Prepaid expenses

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Prepaid external purchases	780	611	651
Other prepaid operating expenses	72	240	199
Total prepaid expenses	851	851	850

(in millions of euros)	2022	2021	2020
Prepaid expenses - in the opening balance	851	850	730
Business related variations (1)	57	5	171
Changes in the scope of consolidation	0	0	-
Translation adjustment	(49)	10	(12)
Reclassifications and other items (2)	(8)	(13)	(40)
Prepaid expenses - in the closing balance	851	851	850

(1)   In 2020, the change included a prepaid expense recognized in respect of an agreement for the provision of FTTH capacity in Spain.

(2)   Including the effect of the reclassification of prepaid expenses as costs to fulfill contract (see Note 4.4).

5.6         Trade payables

(in millions of euros)	2022	2021	2020
Trade payables - in the opening balance	6,738	6,475	6,682
Business related variations	297	41	(122)
Changes in the scope of consolidation (1)	9	125	1
Translation adjustment	(71)	47	(80)
Reclassifications and other items	95	49	(6)
Trade payables - in the closing balance	7,067	6,738	6,475
o/w trade payables from telecom activities	6,951	6,652	6,395
o/w trade payables from Mobile Financial Services	116	86	80

(1)   Of which 108 million euros related to the integration of Telekom Romania Communications in 2021.

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. Certain key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables for goods and services and fixed assets that were subject to a payment extension, and which had an impact on the change in working capital requirement at the end of the period, amounted to approximately 377 million euros at December 31, 2022, 460 million euros at December 31, 2021, and 435 million euros at the end of 2020.

Accounting policies

Trade payables resulting from commercial transactions and settled in the normal operating cycle are classified as current items. They include payables that the supplier may have assigned, with or without notification, to financial institutions as part of direct or reverse factoring, and those for which the supplier proposed an extended payment period to Orange and for which Orange confirmed the payment arrangement under the agreed terms. Orange considers these financial liabilities to have the characteristics of trade payables, in particular due to the ongoing commercial relationship, the payment schedules ultimately consistent with the operating cycle of a telecommunication operator, in particular for the purchase of primary infrastructure, the supplier’s autonomy in the anticipated relationship and a financial cost borne by Orange that corresponds to the compensation of the supplier for the extended payment schedule agreed.

Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

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5.7         Other liabilities

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Provisions for litigations (1)	387	405	525
Cable network access fees (URI)	25	38	59
Submarine cable consortium (2)	230	191	258
Security deposits received	111	128	134
Orange Money - units in circulation (2)	1,244	1,030	823
Other	804	852	775
Total	2,802	2,644	2,574
o/w other non-current liabilities	276	306	307
o/w other current liabilities	2,526	2,338	2,267

(1)   See Note 5.2.

(2)   These liabilities are offset by the receivables of the same amount (see accounting policies in Note 4.5).

(in millions of euros)	2022	2021	2020
Other liabilities - in the opening balance	2,644	2,574	2,448
Business related variations	129	54	176
Changes in the scope of consolidation	6	9	-
Translation adjustment	(0)	29	(35)
Reclassifications and other items	23	(22)	(15)
Other liabilities - in the closing balance	2,802	2,644	2,574

Note 6        Employee benefits

6.1         Labor expenses

(in millions of euros)	Note	2022	2021	2020
Average number of employees (full-time equivalents) (1)		130,307	132,002	133,787
Wages and employee benefit expenses		(8,754)	(9,587)	(8,331)
o/w wages and salaries		(6,328)	(6,232)	(6,224)
o/w social security charges		(2,132)	(2,148)	(2,118)
o/w French part-time for seniors plans	6.2	(313)	(1,209)	23
o/w capitalized costs (2)		818	849	866
o/w other labor expenses (3)		(799)	(847)	(879)
Employee profit sharing		(149)	(145)	(142)
Share-based compensation (4)	6.3	(16)	(185)	(18)
o/w free share award plans		(16)	(13)	(18)
o/w employee shareholding plan Together 2021		-	(172)	-
Total in operating income		(8,920)	(9,917)	(8,490)
Net interest on the net defined liability in finance costs		(13)	(10)	(12)
Actuarial (gains)/losses in other comprehensive income		176	59	(13)

(1)   Of whom 28% were Orange SA’s civil servants at December 31, 2022 (compared with 31% at December 31, 2021 and 34% at December 31, 2020).

(2)   Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group (see Notes 8.4 and 8.5).

(3)   Other labor expenses comprise other short-term allowances and benefits, payroll taxes, post-employment benefits and other long-term benefits (except French part-time for seniors plans).

(4)   Includes social security contributions of (1) million euros in 2022, (13) million euros in 2021 and 5 million euros in 2020, whose corresponding entry in the balance sheet is not presented in equity.

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6.2         Employee benefits

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Post-employment benefits (1)	739	881	930
Other long-term benefits	2,358	2,318	1,407
o/w French part-time for seniors plans	1,753	1,720	802
Provisions for employment termination benefits	1	2	1
Other employee-related payables and payroll taxes due	1,857	1,862	1,779
Provisions for social risks and litigation	29	50	58
Total	4,985	5,113	4,176
o/w non-current employee benefits	2,567	2,798	1,984
o/w current employee benefits	2,418	2,316	2,192

(1)   Does not include defined contribution plans.

The accrued post-employment and other long-term benefits are presented below. These are estimated based on Group headcounts at December 31, 2022, including vested and unvested rights at December 31, 2022, but which the Group estimates will be vested by approximately 2050:

(in millions of euros)	Schedule of benefits to be paid, undiscounted
	2023	2024	2025	2026	2027	2028 and beyond
Post-employment benefits	73	56	49	63	79	2,586
Other long-term benefits (1)	508	571	482	392	226	45
o/w French part-time for seniors plans	434	487	427	337	197	24
Total	581	627	532	455	305	2,631

(1)   Provisions for Time Savings Account (Compte Épargne Temps (CET)) and long-term sick leave and long-term leave not included.

6.2.1         Types of post-employment benefits and other long-term benefits

In accordance with the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits:

−    with regard to retirement, the majority of employees are covered by defined contribution plans required by law or under national agreements. In France, civil servants employed by Orange SA are covered by the French government sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans. Expenses recognized under the terms of defined contribution pension plans amounted to (691) million euros in 2022 (compared with (727) million euros in 2021 and (729) million euros in 2020);

−    the Group is committed to a limited number of annuity-based defined-benefit plans: notably the Equant plans in the United Kingdom for 204 million euros in 2022 and a plan for senior managers in France for 190 million euros in 2022. Plan assets were transferred to these plans in the United Kingdom and in France. A few years ago, these plans were closed to new subscribers and also closed in the United Kingdom with regard to vesting;

−    the Group is also committed to capital-based defined-benefit plans where, in accordance with the law or contractual agreements, employees are entitled to bonuses on retirement, depending on their years of service and end of career salary; this essentially relates to bonuses due upon retirement in France, particularly for employees under private-law contracts (553 million euros for Orange SA, i.e. 78% of the capital-based plans) and for civil servants (16 million euros, i.e. 2% of capital-based plans);

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (Temps Partiel Senior (TPS)) detailed below.

French part-time for seniors plans

As part of the renegotiations of the intergenerational agreement, a French part-time for seniors (TPS) plan was signed on December 17, 2021, resulting in the recognition of an employee benefit liability of 1,225 million euros at December 31, 2021.

The French part-time for seniors plans are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

−    base compensation of between 65% and 80% of a full-time job;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions); and

−    a minimum compensation level.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a Time Savings Account (Compte Épargne Temps (CET)) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2022, the number of employees who are or will be participating in the French part-time for seniors plans, and thus included in the provision, is estimated at approximately 10,400 employees.

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6.2.2         Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

Unlike previous years, sensitivity to the sign-up rate for the French part-time for seniors plans is not presented as the deadline for requesting to sign up for the French part-time for seniors plan signed at the end of 2021 was set at December 31, 2022.

The discount rates used for the French entities (which accounts for 91% of Orange’s pension and other long-term employee benefit obligations at December 31, 2022) are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
More than 10 years	3.75% to 3.85%	0.80% to 1.05%	0.55% to 0.90%
Less than 10 years	3.20% to 3.75% (1)	-0.15% to 0.40%	-0.35% to 0.70%

(1)   Rates of 3.40% and 3.55%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (compared with -0.15% at December 31, 2021 and -0.25% at December 31, 2020).

The discount rates used for the euro zone are based on corporate bonds rated AA with a duration equivalent to the duration of the obligations.

The increase in annuities of the Equant plans in the United Kingdom is based on inflation (3.05% used) up to 5%.

The main capital-based defined-benefit plan (retirement bonuses for employees under private-law contracts in France) is principally sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of a change in the key assumption would be as follows:

(1)   Including (31) million euros and 32 million euros for the French part-time for seniors plans (TPS) (short-term duration).

6.2.3         Commitments and plan assets

(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Total benefit obligations in the opening balance	550	856	16	1,720	598	3,740	2,812	3,229
Service cost	0	67	(6)	10	61	131	1,379 (3)	150
Net interest on the defined benefit liability	6	14	0	(2)	0	19	15	17
Actuarial losses/(gains) arising from changes of assumptions	(144)	(230)	(6)	(110)	(1)	(490)	(5)	102
o/w arising from change in discount rate	(132)	(234)	(4)	(124)	(1)	(495) (1)	(76)	63
Actuarial losses/(gains) arising from experience	20	31	(2)	410	(1)	459 (2)	(47)	(121) (4)
Benefits paid	(20)	(30)	(1)	(276)	(49)	(374)	(439)	(555)
Translation adjustment and other	(13)	2	(0)	(0)	(3)	(14)	25	(11)
Total benefit obligations in the closing balance (a)	401	710	2	1,753	605	3,471	3,740	2,811
o/w benefit obligations in respect of employee benefit plans that are wholly or partly funded	401	18	-	-	-	419	571	549
o/w benefit obligations in respect of employee benefit plans that are wholly unfunded	-	691	2	1,753	605	3,052	3,169	2,262
Weighted average duration of the plans (in years)	8	11	14	2	3	4	6	8

(1)   Including (352) million euros in France and (130) million euros in the United Kingdom related to the increase in discount rates in 2022.

(2)   Actuarial gains related to experience effects mainly take into account an increase in the number of sign-ups for the French part-time for seniors plans, and particularly the plan signed in 2021.

(3)   Including 1,225 million euros related to the French part-time for seniors plan signed in December 2021.

(4)   Actuarial gains related to experience effects take into account a slowdown in the number of sign-ups for the French part-time for seniors plans.

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(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Fair value of plan assets in the opening balance	540	1	-	-	-	541	474	458
Net interest on the defined benefit liability	7	0	-	-	-	7	4	6
(Gains)/Losses arising from experience	(154)	(0)	-	-	-	(154)	40	25
Employer contributions	11	-	-	-	-	11	20	18
Benefits paid by the fund	(18)	-	-	-	-	(18)	(20)	(18)
Translation adjustment and other	(13)	-	-	-	-	(13)	23	(16)
Fair value of plan assets in the closing balance (b)	373	1	-	-	-	373	541	474

Funded annuity-based plans represent 12% of Group social commitments.

The funded annuity-based plans are primarily located in the United Kingdom (54%) and France (45%) and their assets are broken down as follows:

Employee benefits in the statement of financial position correspond to commitments less plan assets. These have not been subject to any asset capping adjustment for the periods presented.

(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Employee benefits in the opening balance	10	855	16	1,720	598	3,199	2,337	2,771
Net expense for the period	(0)	81	(6)	308	59	443	1,356	105
Employer contributions	(11)	-	-	-	-	(11)	(20)	(18)
Benefits directly paid by the employer	(1)	(30)	(1)	(276)	(49)	(355)	(419)	(538)
Actuarial (gains)/losses generated during the year through other comprehensive income	31	(199)	(8)	-	-	(176)	(59)	13
Translation adjustment and other	(0)	2	(0)	(0)	(3)	(2)	3	4
Employee benefits in the closing balance - Net position (a) - (b)	28	709	2	1,753	605	3,097	3,199	2,337
o/w non-current	26	658	2	1,319	600	2,605	2,799	1,955
o/w current	2	52	0	434	5	492	400	382

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The following table details the net expense:

(in millions of euros)	Post-employment benefits			Long-term benefits		2022	2021	2020
	Annuity- based plans	Capital- based plans	Other	French part-time for seniors plans (TPS)	Other
Service cost	(0)	(67)	6	(10)	(61)	(131)	(1,379) (1)	(151)
Net interest on the net defined benefit liability	0	(14)	(0)	2	(0)	(12)	(10)	(11)
Actuarial gains/(losses)	-	-	-	(301)	2	(299)	33	57
Total	0	(81)	6	(308)	(59)	(443)	(1,356)	(105)
o/w expenses in operating income	(0)	(67)	6	(311)	(59)	(430)	(1,346)	(94)
o/w net interest on the net defined liability in finance cost	0	(14)	(0)	2	(0)	(12)	(10)	(11)

(1)   Including (1,225) million euros related to the French part-time for seniors plan signed on December 17, 2021.

Accounting policies

Post-employment benefits are granted through:

−    defined-contribution plans: the contributions, paid to independent institutions which are in charge of the administrative and financial management thereof, are recognized in the fiscal year during which the services are rendered;

−    defined-benefit plans: the sum of future obligations under these plans are based on actuarial assumptions using the projected unit credit method:

-     their calculation is based on demographic (employee turnover, mortality, gender parity, etc.) and financial assumptions (salary increases, inflation, etc.) defined at the level of each entity concerned,

-     the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). It is calculated on the basis of external indices commonly used as a reference for the eurozone,

-     actuarial gains and losses on post-employment benefits are fully recorded in other comprehensive income,

-     the Group’s defined-benefit plans are not generally funded. In the rare cases where they are, the plan assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subject to fluctuations in the financial markets. These entities are generally administered by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on market opportunities. Assets are measured at fair value, determined by reference to quoted prices, since they are mostly invested in listed securities (mainly equities and bonds) and the use of other asset classes is limited.

Other long-term employee benefits may be granted, such as seniority awards, long-term compensated absences and the French part-time for seniors plan agreements. The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in net income for the period when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments entailing the payment of termination benefits, actuarial gains and losses are recognized in net income for the period when modifications take place.

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6.3         Share-based compensation

Free share award plans in force at December 31, 2022

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans - LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as "Executives" or "Leaders.".

Main characteristics

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Implementation date by the Board of Directors	July 27, 2022	July 28, 2021	July 29, 2020
Maximum number of free share units (1)	1.8 million	1.8 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,300
Acquisition date of the rights by the beneficiaries	December 31, 2024	December 31, 2023	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2025	March 31, 2024	March 31, 2023

(1)   In countries where the regulations, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan will receive a cash value based on the market price of Orange stock at the delivery date of the shares.

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2021-2023	LTIP 2021-2023	LTIP 2020-2022
Assessment of the employment continuation	From July 27, 2022 to December 31, 2024	From July 28, 2021 to December 31, 2023	From July 29, 2020 to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022, 2021-2023 and 2022-2024;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and (i) half to the Group’s renewable electricity rate for the 2020-2022 plan, and (ii) half to the proportion of women in the Group’s management networks for the LTIP 2021-2023 and 2022-2024 plans, assessed at the end of the three years of the plan in relation to the targets set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Organic cash flow from telecom activities	50%	50%	40%
Total Shareholder Return (TSR)	30%	30%	40%
Corporate Social Responsability (CSR)	20%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the 2020-2022 plan.

Valuation assumptions

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Measurement date	July 27, 2022	July 28, 2021	July 29, 2020
Vesting date	December 31, 2024	December 31, 2023	December 31, 2022
Price of underlying instrument at measurement date	10.16 euros	9.63 euros	10.47 euros
Price of underlying instrument at closing date	9.28 euros	9.28 euros	9.28 euros
Expected dividends (% of the share price)	6.9%	7.3%	6.7%
Risk free yield	-0.59%	-0.68%	-0.61%
Fair value per share of benefit granted to employees	7.53 euros	6.33 euros	6.06 euros
o/w fair value of internal performance condition	8.30 euros	7.74 euros	8.58 euros
o/w fair value of external performance condition	5.74 euros	3.04 euros	2.27 euros

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For the portion of the plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the date of allocation and the expected dividends discounted to December 31, 2022. The fair value also takes into account the likelihood of achievement of the market performance conditions, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plan issued in cash, the fair value was determined based on the market price of Orange shares.

Accounting effect

In 2022, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2021, an expense of (11) million euros (including social security contributions) was recognized with corresponding entries in equity (10 million euros) and employee benefits (1 million euros).

In 2020, an expense of (15) million euros (including social security contributions) was recognized with corresponding entries in equity (13 million euros) and employee benefits (2 million euros).

Closure of the free share award plan LTIP 2019-2021

In 2019, the Board of Directors approved the implementation of a free share award plan (LTIP) reserved for the Executive Committee, Corporate Officers and Senior Management.

The shares were delivered to the beneficiaries on March 31, 2022.

Main characteristics

LTIP 2019-2021
Implementation date by the Board of Directors	July 24, 2019
Maximum number of free share units (1)	1.7 million
Estimated number of beneficiaries at the beginning	1,200
Number of free share units delivered at delivery date (1)	0.7 million
Number of beneficiaries	1,094
Acquisition date of the rights by the beneficiaries	December 31, 2021
Delivery date of the shares to the beneficiaries	March 31, 2022

(1)   In countries where the regulatory conditions, tax codes or labor laws do not permit awards of stock, the beneficiaries of the plan received a cash amount value based on the market price of Orange stock at the delivery date of the shares, on March 31, 2022.

Continued employment condition

The allocation of rights to beneficiaries was subject to a continued employment condition:

LTIP 2019-2021
Assessment of the employment continuation	From July 24, 2019 to December 31, 2021

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries was subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

LTIP 2019-2021
Organic cash flow from telecom activities	50%
Total Shareholder Return (TSR)	50%

Performance was assessed for the years 2019, 2020 and 2021 in relation to the budget for each of these three years, as approved in advance by the Board of Directors. The condition relating to organic cash flow from telecom activities was met for 2019, 2020 and 2021. In addition, the condition relating to TSR was not met for the period 2019-2021.

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Valuation assumptions

LTIP 2019-2021
Measurement date	July 24, 2019
Vesting date	December 31, 2021
Price of underlying instrument at measurement date	13.16 euros
Price of underlying instrument at vesting date	9.41 euros
Price of underlying instrument at delivery date	10.70 euros
Expected dividends (% of the share price)	5.3%
Risk free yield	-0.7%
Fair value per share of benefit granted to employees	7.80 euros
o/w fair value of internal performance condition	11.10 euros
o/w fair value of external performance condition	4.50 euros

For the portion of the free share award plan issued in the form of shares, fair value was determined based on the market price of Orange shares on the award date and the expected dividends discounted to December 31, 2021. The fair value also took into account the likelihood of achieving the market performance condition, determined on the basis of a model constructed using the Monte Carlo method. For the portion of the plans remitted in the form of cash, the fair value was determined on the basis of the Orange share price.

Accounting effect

The cost of the plan including social security contributions is presented below:

(in millions of euros)	2022	2021	2020	2019
LTIP 2019-2021 (1)	1	(6)	(6)	(3)

(1)   With corresponding entries in equity for 12 million euros and in employee-related payables for 2 million euros settled on delivery of the shares in 2022.

Together 2021 Employee Shareholding Plan

On April 21, 2021, the Board of Directors approved the implementation of the Together 2021 Employee Shareholding Plan, designed to strengthen the Group’s employee shareholding. The offer covered a maximum of 260 million euros of subscriptions including matching contributions, expressed as the reference price before discount, and was carried out by buying back existing shares of Orange SA.

The number of shares subscribed at the price of 6.64 euros (taking into account a discount of 30% on the reference market price) amounted to 12 million shares, to which were added 14 million shares allocated free of charge in the form of a matching contribution, i.e. a total of 26 million shares.

The average fair value of the benefit granted to employees and former employees of the Group was at 6.47 euros per share allocated (including free shares), i.e. an expense of (172) million euros (including social security contributions) recognized though equity for 169 million euros and through employee benefits for 3 million euros at December 31, 2021.

Other plans

The other share-based compensation and similar plans implemented in the Orange group are not material at Group level.

Accounting policies

Employee share-based compensation: the fair value of stock options and free shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (employee turnover, probability of achieving performance criteria).

The determined amount is recognized in labor expenses on a straight-line basis over the vesting period, with corresponding entries for:

−    employee benefit liabilities for cash-settled plans, r remeasured in profit or loss at each year-end; and

−    equity for equity-settled plans.

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6.4         Executive compensation

The following table shows the compensation booked by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020 (4)
Short-term benefits excluding employer social security contributions (1)	(12)	(14)	(16)
Short-term benefits: employer’s social security contributions	(4)	(5)	(5)
Post-employment benefits (2)	(0)	(0)	(0)
Share-based compensation (3)	(1)	(2)	(2)

(1)   Includes all compensation: gross salaries, the variable component, bonuses and benefits (excluding termination benefits), benefits in kind, incentives and profit-sharing, attendance compensation and the share-based Long Term Incentive Plan (LTIP) which matured at December 31, 2021 and was paid out in 2022.

(2)   Service cost.

(3)   Includes employee shareholding plans and share-based Long-Term Incentive Plans (LTIP) in force.

(4)   In 2020, (2) million euros relating to termination benefits had been paid. These termination benefits are not presented in the compensation table above.

The total amount of retirement benefits (contractual retirement bonuses and supplementary defined-benefit pension plan) provided in respect of persons who were members of the Board of Directors or Executive Committee at the end of the fiscal year was 2 million euros in 2022 (compared with 4 million euros in 2021 and 4 million euros in 2020).

The Chief Executive Officer, appointed on April 4, 2022, does not have an employment contract.

In the event of dismissal or non-renewal of the corporate office not motivated by serious misconduct or gross negligence, Orange will pay the Chief Executive Officer gross severance pay equal to 12 months of fixed compensation and annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This severance pay will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%.

In accordance with the Afep-Medef Code, the total amount of severance pay and non-compete compensation that would be paid to the Chief Executive Officer may not exceed 24 months of fixed compensation and annual variable compensation.

The employment contract of the Delegate Chief Executive Officer was suspended at the date of his appointment as a Corporate Officer. His employment contract may be reinstated at the end of his term of office, with recovery of rights.

Executive Committee members’ contracts include a clause providing for a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit).

Orange has not acquired any other goods or services from persons who are, at the end of the fiscal year, members of the Board of Directors or Executive Committee of Orange SA (or any parties related thereto).

Note 7        Impairment losses and goodwill

7.1         Impairment losses

(in millions of euros)	2022	2021	2020
Romania	(789)	-	-
Mobile Financial Services	(28)	-	-
Spain	-	(3,702)	-
Total of impairment of goodwill	(817)	(3,702)	-

Impairment tests on Cash-Generating Units (CGUs) may result in impairment losses on goodwill (see Note 7.2) and on fixed assets (see Note 8.3).

At December 31, 2022

Romania

In Romania, the goodwill impairment of (789) million euros mainly reflects:

−    a material increase in the discount rate due to changes in market assumptions;

−    greater competitive pressure; and

−    the downward revision of the business plan compared with the plan used at December 31, 2021, particularly in the early years.

Following the impairment of goodwill in Romania, the net carrying value of the assets of the CGU has been reduced to the value in use of current and long-term assets at 100% at December 31, 2022, i.e. 1.7 billion euros.

Mobile Financial Services

Impairment of (49) million euros was recorded on Mobile Financial Services (including (28) million euros on goodwill and (21) million euros on fixed assets) due to deterioration of the business plan.

At December 31, 2022, the net carrying value of goodwill was reduced to zero and the value in use of the CGU amounted to 0.4 billion euros.

At December 31, 2021

In Spain, the business plan has been significantly revised downward since December 31, 2020, in view of:

−    a deteriorating competitive environment despite market consolidation operations (affected by the erosion of average revenue per user); and

−    uncertainties surrounding the continuation of the health crisis (delay in the forecasts for economic recovery).

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The revision of the business plan in Spain has led to the recognition during the first semester of (3,702) million euros impairment of goodwill, bringing the net book value of tested assets down to the value in use of current and long-term assets, i.e. 7.7 billion euros.

At December 31, 2020

At December 31, 2020, impairment tests did not result in the Group recognizing any impairment losses.

7.2         Goodwill

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	13,189	(13)	13,176	14,364	14,364
Europe	12,962	(8,377)	4,586	6,079	9,512
Spain	6,550	(3,816)	2,734	3,170	6,872
Slovakia	806	-	806	806	806
Romania	1,806	(1,359)	447	1,504	1,236
Belgium	1,049	(713)	336	336	336
Poland	2,605	(2,470)	135	135	136
Moldova	78	-	78	80	76
Luxembourg	68	(19)	50	50	50
Africa & Middle East	2,379	(958)	1,420	1,465	1,443
Burkina Faso	428	-	428	428	428
Côte d’Ivoire	417	(42)	375	375	375
Morocco	249	-	249	265	253
Jordan	293	(175)	118	111	103
Sierra Leone	73	-	73	114	118
Cameroon	134	(90)	44	44	44
Other	784	(651)	133	128	122
Enterprise	2,941	(651)	2,289	2,237	2,225
Totem (1)	1,624	-	1,624	N/A	N/A
International Carriers and Shared Services	18	-	18	18	18
Mobile Financial Services	28	(28)	-	28	35
Goodwill	33,140	(10,028)	23,113	24,192	27,596

(1)   In 2021 and 2020, Totem’s figures were included in France and Spain segments (see Note 1.1).

(in millions of euros)	Note	December 31, 2022	December 31, 2021	December 31, 2020
Gross Value in the opening balance		33,626	33,273	33,579
Acquisitions (1)		(206)	266	26
Disposals		-	(4)	-
Translation adjustment		(280)	91	(331)
Reclassifications and other items		-	-	-
Gross Value in the closing balance		33,140	33,626	33,273
Accumulated impairment losses in the opening balance		(9,435)	(5,678)	(5,935)
Impairment	7.1	(817)	(3,702)	-
Disposals		-	(0)	-
Translation adjustment		225	(55)	257
Accumulated impairment losses in the closing balance		(10,028)	(9,435)	(5,678)
Net book value of goodwill		23,113	24,192	27,596

(1)   In 2022, mainly includes the finalization of the purchase price allocation for Telekom Romania Communications, resulting in the revision of the amount of preliminary goodwill recognized in 2021 for (272) million euros. In 2021, mainly included preliminary goodwill of 272 million euros related to the acquisition of Telekom Romania Communications.

7.3         Key assumptions used to determine recoverable amounts

The key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past affected and could continue to significantly affect these expectations. In this respect, the review of expectations could affect the margin of recoverable amounts over the carrying value tested (see Note 7.4) and result in impairment of goodwill and fixed assets.

In 2022, the Group updated its strategic plan during the second half (for the period 2023-2025). Accordingly, new business plans were prepared for all CGUs.

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The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2022:

−    discount rates have risen sharply as a result of the deteriorating macroeconomic environment (higher interest rates), and may include a specific premium reflecting an assessment of the risks of achieving certain business plans, or of country risks, particularly in Romania;

−    perpetual growth rates were maintained for most geographical areas.

At December 31, 2022, the business plans and key operating assumptions were sensitive to the following:

−    inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

−    the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and market concentration; and

−    specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

The parameters used to determine the recoverable amount of the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests are as follows:

December 31, 2022	France	Spain	Poland	Enterprise	Romania	Belgium	Mobile Financial Services	Côte d’Ivoire/ Burkina Faso/ Liberia
Basis of recoverable amount	Value in use							Fair value
Source used	Internal plan							NA
Methodology	Discounted cash flow							NA
Cost of equity	NA	NA	NA	NA	NA	NA	12.3%	NA
Perpetuity growth rate	0.8%	1.5%	2.0%	0.5%	2.5%	0.8%	2.0%	NA
Post-tax discount rate	6.3%	7.5%	7.8%	6.8%	10.5%	7.0%	NA	NA
p-tax discount rate	8.4%	10.0%	9.1%	9.2%	11.8%	8.8%	NA	NA

December 31, 2021	France	Spain	Poland	Enterprise	Romania	Belgium/ Luxembourg
Basis of recoverable amount	Value in use					Fair value
Source used	Internal plan					NA
Methodology	Discounted cash flow					NA
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.5%	NA
Post-tax discount rate	5.8% (1)	6.8%	7.3%	8.3%	7.0%	NA
p-tax discount rate	7.6%	8.4%	8.5%	11.1%	7.9%	NA

December 31, 2020	France	Spain	Poland	Enterprise	Romania	Morocco	Belgium/ Luxembourg
Basis of recoverable amount	Value in use						Fair value
Source used	Internal plan						NA
Methodology	Discounted cash flow						NA
Perpetuity growth rate	0.8%	1.5%	1.5%	0.3%	2.3%	2.8%	NA
Post-tax discount rate	5.5% (1)	6.5%	7.3%	7.5%	7.5%	7.3%	NA
p-tax discount rate	7.4%	8.1%	8.5%	10.2%	8.5%	8.6%	NA

(1)   The after-tax discount rate for France included a corporate tax reduction of 25.83% since 2022.

At December 31, 2021, the fair value of Belgium/Luxembourg had been defined on the basis of the conditional voluntary public tender offer for the shares of Orange Belgium, which closed on May 4, 2021 (see Note 3.2).

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Orange Belgium (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), Sonatel (Regional Stock Exchange (BRVM)), and, since December 30, 2022, Orange Côte d’Ivoire (BRVM). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated revenues, operating income and net income excluding non-recurring transactions.

7.4         Sensitivity of recoverable amounts

Because of the correlation between operating cash flows and investment capacity, a sensitivity of net cash flows is used. As cash flows at the terminal point represent a significant portion of the recoverable amount, a change of plus or minus 10% in these cash flows is presented as a sensitivity assumption.

The cash flows are those generated by operating activities net of acquisitions and disposals of property, plant and equipment and intangible assets (including a tax expense at a standard rate, repayment of lease liabilities and debt related to financed assets, related interest expenses and excluding other interest expenses). An additional analysis was carried out on the most sensitive CGUs for which the amount of lease liabilities was material in order to confirm the absence of impairment losses or additional impairment losses.

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A sensitivity analysis was carried out on the main consolidated activities or the activities most sensitive to the assumptions of the impairment tests and is presented below to enable readers of the financial statements to estimate the effects of their own estimates. Changes in cash flows, perpetual growth rates or discount rates exceeding the sensitivity levels presented have been observed in the past.

	Increase in discount rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the perpetual growth rate in order for the recoverable amount to be equal to the net carrying value (in basis points)	Decrease in the discounted cash flows of the terminal value in order for the recoverable amount to be equal to the net carrying value (in %)
December 31, 2022
France	+139 bp	(120) bp	-26%
Spain	+44 bp	(47) bp	-8%
Poland	+249 bp	(272) bp	-32%
Enterprise	+100 bp	(115) bp	-19%
Belgium	+97 bp	(97) bp	-15%
Sierra Leone	+50 bp	(72) bp	-6%
December 31, 2021
France	+234 bp	(217) bp	-39%
Spain	+19 bp	(21) bp	-4%
Poland	+269 bp	(221) bp	-30%
Enterprise	+1,125 bp	(1,026) bp	-83%
Romania	+44 bp	(45) bp	-10%
December 31, 2020
France	+141 bp	(124) bp	-28%
Spain	+1 bp	(1) bp	0%
Poland	+189 bp	(151) bp	-23%
Enterprise	+1,067 bp	(1,691) bp	-82%
Romania	+49 bp	(49) bp	-9%
Morocco	+354 bp	(433) bp	-53%
Belgium	NA	NA	NA

Romania

In 2022, the value in use of the Romania CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in (789) million euros of goodwill impairment.

A sensitivity analysis was carried out at December 31, 2022 on each of the following criteria, taken individually:

−    a 1% increase in the discount rate;

−    a 1% decrease in the perpetual growth rate;

−    a 10% decrease in cash flows in the terminal year.

This sensitivity analysis identified an estimated risk of additional impairment of up to 30% of the impairment loss recognized at December 31, 2022.

Mobile Financial Services

In 2022, the value in use of the Mobile Financial Services CGU was revised based on the key valuation assumptions established by the local governance. The revision of the assumptions resulted in impairment of goodwill of (28) million euros and impairment of fixed assets of (21) million euros, representing all the assets that can be impaired under IAS 36. Sensitivity analyses are therefore not relevant.

Côte d’Ivoire

At December 31, 2022, the fair value of the Côte d’Ivoire, Burkina Faso and Liberia CGUs was defined on the basis of the public sale offer on shares of Orange Côte d’Ivoire, carried out by the state of Côte d’Ivoire over a subscription period from December 5 to December 19, 2022. This transaction was followed by the initial public offering (BRVM) of Orange Côte d’Ivoire on the financial market of the West African Economic and Monetary Union (WAEMU) on December 30, 2022. Sensitivity analyses, calculated on cash flows and financial parameters, are therefore not relevant for these three CGUs at December 31, 2022.

Sierra Leone

A sensitivity analysis was also carried out on Sierra Leone on each of the following criteria, taken individually:

−    a 1% increase in the discount rate;

−    a 1% decrease in the perpetual growth rate;

−    a 10% decrease in cash flows in the terminal year.

This sensitivity analysis identified an estimated risk of impairment of up to 8% of the net value of goodwill.

The other entities not listed above each account for less than 3% of the recoverable amount of the consolidated entities or do not present a recoverable amount close to the net value.

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Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

−    either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, with no subsequent changes for any additional purchases of non-controlling interests); or

−    on a 100% basis, leading to the recognition of goodwill relating to non-controlling interests.

Goodwill is not amortized. It is tested for impairment at least annually and more frequently when there is an indication that it may be impaired. Thus, changes in general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the deterioration of local economic environments, changes in the market capitalization of telecommunication operators, as well as financial performance compared to market expectations represent external impairment indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash-Generating Unit (CGU) (or group of CGUs). These generally correspond to business segments or to each country in the Africa and Middle East region and Europe. This is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount, for which Orange uses mostly the value in use.

Value in use is estimated as the present value of the expected future cash flows. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and sales activity and investment forecasts drawn up by the Group’s management, as follows:

−    cash flow projections are based on three-to-five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding the impact of deferred tax and unrecognized tax loss carryforwards at the date of valuation). In the case of recent acquisitions, longer-term business plans may be used;

−    post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year, and then a perpetual growth rate reflecting the expected long-term growth in the market;

−    post-tax cash flows are subject to a post-tax discount rate, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would result from discounting p-tax cash flows at p-tax discount rates.

The key operating assumptions used to determine values in use are common across all of the Group’s business segments. Key assumptions for most CGUs include:

−    key revenue assumptions, which reflect market level, penetration rate of the offers and market share, positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

−    key cost assumptions, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the rollout of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network elements or obligations to open up networks to competitors.

The tested net carrying values include goodwill, land and assets with finite useful lives (property, plant and equipment, intangible assets and net working capital requirements including intra-group balances). The Orange brand, an asset with an indefinite useful life, is subject to a specific test, see Note 8.3.

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the shareholders of Orange SA and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded definitively in operating income.

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Note 8        Fixed assets

8.1         Gains (losses) on disposal of fixed assets

(in millions of euros)	2022	2021	2020
Transfer price	347	163	444
Net book value of assets sold	(187)	(111)	(223)
Proceeds from the disposal of fixed assets (1)	159	52	221

(1)   In 2022, gains (losses) on disposal of fixed assets related to the sale and leaseback transactions amount to 14 million euros and includes property asset disposals in Poland.

In 2021, included property asset disposals in France for 10 million euros.

In 2020, included property asset disposals in France and mobile site disposal in Spain for 143 million euros.

8.2         Depreciation and amortization

Depreciation and amortization of intangible assets

Depreciation and amortization of property, plant and equipment

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Accounting policies

Assets are amortized to expense their cost (generally with no residual value deducted) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates. This may be the case for outlooks on the implementation of new technologies (for example, the replacement of copper local loop by optical fiber). These changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Brands acquired	Up to 15 years, except for the Orange brand with an indefinite useful life
Customer bases acquired	Expected life of the commercial relationship: 3 to 16 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Development costs	3 to 5 years
Buildings	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

8.3         Impairment of fixed assets

(in millions of euros)	2022	2021	2020
Mobile Financial Services (1)	(21)	-	-
Enterprise	(20)	0	-
France	(15)	(1)	(15)
Poland	(2)	(11)	(7)
International Carriers & Shared Services	0	(2)	(7)
Other	1	(2)	(1)
Total of impairment of fixed assets	(56)	(17)	(30)

(1)   The impairment of fixed assets resulting from impairment tests on Cash-Generating Units (CGUs) are described in Note 7.1.

Key assumptions and sensitivity of the recoverable amount of the Orange brand

The key assumptions and sources of sensitivity used in the assessment of the recoverable amount of the Orange brand are similar to those used for the goodwill of consolidated activities (see Note 7.3), which affect the revenue base and potentially the level of brand royalties.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.4%	1.3%	1.2%
Post-tax discount rate	8.2%	7.7%	6.9%
p-tax discount rate	10.5%	9.8%	8.3%

The sensitivity analysis did not highlight any risk of impairment of the Orange brand.

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Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash inflows independent of those of the Cash-Generating Units. The recoverable amount is therefore determined at the level of the CGU (or group of CGUs) to which the assets belong, according to a method similar to that described for goodwill.

The Orange brand has an indefinite useful life and is not amortized but is tested for impairment at least annually. Its recoverable amount is assessed based on the expected contractual royalties discounted in perpetuity (and included in the business plan), less costs attributable to the brand’s owner.

8.4         Other intangible assets

(in millions of euros)	December 31, 2022				December 31, 2021	December 31, 2020
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunications licenses	12,688	(5,773)	(46)	6,869	6,691	6,322
Software	14,235	(9,887)	(69)	4,280	4,331	4,288
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,085	(136)	(889)	60	69	78
Customer bases	5,270	(5,009)	(15)	246	346	469
Other intangible assets	2,276	(1,715)	(203)	358	370	844
Total	38,686	(22,519)	(1,221)	14,946	14,940	15,135

(in millions of euros)	2022	2021	2020
Net book value of other intangible assets - in the opening balance	14,940	15,135	14,737
Acquisitions of other intangible assets	2,678	2,842	2,935
o/w telecommunications licenses (1)	1,060	926	969
Impact of changes in the scope of consolidation (2)	35	(888)	31
Disposals	(5)	(4)	(4)
Depreciation and amortization	(2,418)	(2,363)	(2,309)
Impairment	(33)	(40)	(24)
Translation adjustment	(245)	92	(176)
Reclassifications and other items (3)	(7)	165	(55)
Net book value of other intangible assets - in the closing balance	14,946	14,940	15,135

(1)   In 2022, mainly includes the acquisition of the 5G licenses in Romania for 319 million euros and in Belgium for 213 million euros, and for the 2600 MHz band license in Egypt for 311 million euros.

In 2021, included the acquisition of the 5G license in Spain for 611 million euros and the renewals in France of the 2G licenses for 207 million euros and the 3G licenses for 57 million of euros.

In 2020, included to the acquisition of the 5G license in France for 875 million euros and in Slovakia for 37 million euros.

(2)   In 2021, mainly included the effects of the loss of sole control over Orange Concessions.

(3)   In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Internal costs capitalized as intangible assets

Internal costs capitalized as intangible assets include to labor expenses and amount to 418 million euros in 2022, 399 million euros in 2021 and 405 million euros in 2020.

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Information on telecommunications licenses at December 31, 2022

Orange’s principal commitments under licenses awarded are disclosed in Note 16.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
5G (2 licenses)	876	754	12.8 and 14.4
LTE (5 licenses)	2,187	1,356	8.8 to 14.4
UMTS (3 licenses)	342	155	7.4 to 13.9
GSM (2 licenses)	208	171	8.3 and 13.9
France	3,613	2,436
5G (4 licenses)	1,041	956	8.0 and 18.7
LTE (3 licenses)	545	279	8.0 to 8.3
GSM (2 licenses)	285	98	9.0
Spain	1,871	1,333
LTE (6 licenses)	1,200	459	4.7 to 15
UMTS (1 license)	76	33	6.6
Poland	1,276	492
LTE (2 license)	543	429	9.0 and 11.0
UMTS (1 license)	103	27	9.0
GSM (2 licenses)	291	67	9.0
Egypt	937	523
LTE (1 license)	59	40	13.0
UMTS (1 license)	28	9	10.0
GSM (1 license)	725	135	10.0
Morocco	812	184
5G (1 license)	319	319	25.0
LTE (1 license)	184	77	6.3
UMTS (1 license)	100	47	8.0
GSM (1 license)	292	91	6.3
Romania	895	534
5G (1 license)	66	66	25.0
LTE (1 license)	94	48	17.4
UMTS (3 licenses)	151	66	12.2 à 20.3
GSM (1 license)	203	78	16.3
Jordan	514	258
5G (2 licenses)	236	230	17.3 to 19.7
LTE (2 licenses)	140	74	4.4 and 10.9
Belgium	376	304
5G (3 licenses)	54	51	2.7 to 20.3
LTE (3 licenses)	76	31	2.7 to 6
UMTS (1 license)	46	8	3.7
GSM (1 license)	66	9	3.0
Slovensko	242	99
Other	2,152	706
Total	12,688	6,869

(1)   In number of years, at December 31, 2022.

Accounting policies

Intangible assets mainly consist of acquired brands, acquired customer bases, telecommunications licenses and software, as well as operating rights granted under certain concession agreement.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially for some telecommunications licenses, are expensed in the relevant periods.

The operating rights granted under certain concession arrangements are recognized in other intangible assets and correspond to the right to charge users of the public service (see Note 4.1).

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8.5         Property, plant and equipment

(in millions of euros)	December 31, 2022				December 31, 2021	December 31, 2020
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Networks and devices	99,243	(70,757)	(398)	28,088	27,155	25,825
Land and buildings	8,156	(5,624)	(233)	2,299	2,117	2,018
IT equipment	3,943	(3,149)	(1)	793	784	801
Other property, plant and equipment	1,731	(1,265)	(6)	460	428	431
Total property, plant and equipment	113,073	(80,795)	(639)	31,640	30,484	29,075

Networks and devices are broken down as follows:

(in millions of euros)	2022	2021	2020
Net book value of property, plant and equipment - in the opening balance	30,484	29,075	28,423
Acquisitions of property, plant and equipment	6,329	5,947	5,848
o/w financed assets	229	40	241
Impact of changes in the scope of consolidation (1)	262	130	0
Disposals and retirements	(181)	(102)	(154)
Depreciation and amortization (2)	(4,725)	(4,796)	(4,880)
o/w fixed assets	(4,618)	(4,712)	(4,825)
o/w financed assets	(107)	(84)	(55)
Impairment	(23)	(5)	(6)
Translation adjustment	(291)	129	(319)
Reclassifications and other items (3)	(216)	105	164
Net book value of property, plant and equipment - in the closing balance	31,640	30,484	29,075

(1)   In 2022, includes 261 million euros for the purchase price allocation of Telekom Romania Communications (see Note 3.2).

Mainly related, in 2021, to the effects of the acquisition of Telekom Romania Communications and the loss of sole control over the FiberCo in Poland (see Note 3.2).

(2)   In 2022, includes the effect of the extension of the amortization period of the copper network in France, resulting in a decrease in depreciation and amortization of 135 million euros.

(3)   In 2022, mainly includes the effect of the increase in discount rates on dismantling assets (see Note 8.7).

Financed assets

Financed assets include at December 31, 2022 the set-up boxes in France financed by an intermediary bank: they meet the standard criterion of a tangible asset according to IAS 16. The associated payables to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt (see Note 13.3).

Internal costs capitalized as property, plant and equipment

Internal costs capitalized as property, plant and equipment mainly include labor expenses and amount to 400 million euros in 2022, 450 million euros in 2021 and 462 million euros in 2020.

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Accounting policies

Property, plant and equipment is made up of tangible fixed assets and financed assets. It mainly comprises network facilities and equipment.

The gross value of property, plant and equipment is made up of its acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or extend its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by the Group.

The roll-out of assets by stage, particularly network assets, in the Group’s assessment, does not generally require a substantial period of preparation. As a result, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the fiber optic network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the last mile of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes in its assets the portions (built or acquired) in networks that it has co-financed or built.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure sharing, active network and even spectrum equipment.

8.6         Fixed assets payables

(in millions of euros)	2022	2021	2020
Fixed assets payable - in the opening balance	4,481	4,640	3,665
Business related variations	124	(206)	1,002
o/w telecommunication licences payable (1)	51	143	618
Changes in the scope of consolidation (2)	(0)	(199)	(0)
Translation adjustment	(54)	31	(50)
Reclassifications and other items (3)	30	216	23
Fixed assets payable - in the closing balance	4,581	4,481	4,640
o/w long-term fixed assets payable	1,480	1,370	1,291
o/w short-term fixed assets payable	3,101	3,111	3,349

(1)   In 2022, includes 241 million euros relating to the acquisition of the 5G license in Romania, and (153) million euros paid out for 5G licenses in France. In 2021, included 192 million euros relating to the acquisition of 5G in Spain and (150) million euros paid out for the 5G license in France. Included, in 2020, 725 million euros for the acquisition of the 5G license in France.

(2)   Included (241) million euros in 2021 resulting from the loss of exclusive control of Orange Concessions (see Note 3.2).

(3)   In 2021, mainly included incentive bonus fees on penetration rates and business continuity payable by the Public Initiative Networks to the local authorities for 195 million euros.

Accounting policies

These payables are generated from trading activities. The payment terms may be over several years in the case of infrastructure roll-out and license acquisition. Payables due in more than 12 months are presented in non-current items. Trade payables without specified interest rates are measured at par value if the interest component is negligible. Interest-bearing trade payables are recognized at amortized cost.

Trade payables also include payables that the supplier may have disposed of, with or without notifying financial institutions, in a direct or reverse factoring arrangement (see Note 5.6).

Firm commitments to purchase fixed assets are presented as unrecognized contractual commitments (see Note 16), net of any down payments which are recorded as down payments on fixed assets.

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8.7         Dismantling provisions

Asset dismantling obligations mainly relate to the restoration of mobile telephony antenna sites, the treatment of telephone poles, management of waste electrical and electronic equipment and the dismantling of telephone booths.

(in millions of euros)	2022	2021	2020
Dismantling provisions - in the opening balance	897	901	827
Provision reversal with impact on income statement	(0)	(0)	(0)
Discounting with impact on income statement	36	11	2
Utilizations without impact on income statement	(20)	(18)	(12)
Changes in provision with impact on assets (1)	(221)	3	79
Changes in the scope of consolidation	-	-	-
Translation adjustment	(5)	(0)	(10)
Reclassifications and other items	10	-	16
Dismantling provisions - in the closing balance	696	897	901
o/w non-current provisions	670	876	885
o/w current provisions	26	21	16

(1)   Mainly includes the effect of the increase in discount rates in 2022.

Accounting policies

The Group has an obligation to dismantle installed technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and on a per-site basis for mobile antennas) incurred by the Group to meet its environmental commitments over the asset dismantling and site restoration planning. The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. This estimate is reviewed annually and the provision is adjusted where necessary against the dismantling asset recognized and the underlying assets, if any. The provision is discounted at a rate set by geographical area corresponding to the average risk-free rate of a 15-year government bond.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

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Note 9        Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases are divided between the following asset categories:

−    Land and buildings;

−    Networks and devices;

−    IT equipment;

−    other.

Accounting policies

The mandatory IFRS 16 "Leases," has been applied within the Group since January 1, 2019.

IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset. All leases are recognized in the balance sheet as an asset reflecting the right to use the leased assets and a corresponding liability reflecting the related lease obligations (see Notes 9.1 and 9.2). In the income statement, amortization of right-of-use assets (see Note 9.1) is presented separately from interest on lease liabilities. In the statement of cash flows, cash outflows relating to interest expenses impact cash flows provided by operating activities, while principal repayments on lease liabilities impact cash flows related to financing activities.

For the lessor, assets subject to leases must be presented in the balance sheet according to the nature of the asset and the associated lease revenues as income on a straight-line basis over the lease term.

When the Group carries out a transaction categorized as sale and leaseback in accordance with IFRS 16, a right-of-use asset is recognized in proportion to the previous carrying value of the asset corresponding to the right-of-use asset retained to offset a lease liability. Gains (losses) on disposal of fixed assets are recognized in the income statement in proportion to the rights actually transferred to the buyer-lessor. The adjustment of the gains (losses) on disposal recognized in the income statement for the share on which the Group retains its user rights via the lease corresponds to the difference between the right-of-use asset and the lease liability recognized in the balance sheet.

Finally, the Group applies the two exemptions provided for in IFRS 16, i.e. leases with a term of 12 months or less that are not automatically renewable and those where the replacement value of the underlying asset is less than approximately 5,000 euros. Leases covered by either of these two exemptions are presented in off-balance sheet commitments and an expense is recognized in "external purchases" in the income statement.

The Group classifies as a lease a contract that confers to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined 4 major categories of leases:

−    Land and buildings: these leases mainly concern commercial (point of sale) or service activity (offices and headquarters) leases, as well as leases of technical buildings not owned by the Group. Real-estate leases entered into in France generally have long terms (nine-year commercial leases with early termination options after three and six years, known as "3/6/9 leases") (see Note 9.2). However, depending on the geographical location of the leases, their legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal and economic environment.

−    Networks and devices: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case for land for antenna installation, mobile sites leased from third-party operators and certain "TowerCos" contracts (companies operating telecom masts). Leases are also entered into as part of fixed-line network activities. These leases mainly concern access to the local loop where the Orange group is a market challenger (full or partial unbundling), as well as the lease of land transmission cables.

−    IT equipment: this asset category primarily comprises leases for servers and hosting space in Data centers.

−    other: this asset category primarily comprises leases for vehicles and technical equipment.

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9.1         Right-of-use assets

(in millions of euros)	December 31, 2022				December 31, 2021	December 31, 2020
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	8,134	(3,090)	(377)	4,667	4,930	4,865
Networks and devices (1)	4,241	(1,192)	-	3,049	2,516	1,931
IT equipment	189	(130)	(0)	59	55	30
Other	354	(193)	(0)	161	201	184
Total right-of-use assets	12,918	(4,605)	(377)	7,936	7,702	7,009

(1)   The increase in right-of-use assets includes the effect of the development of a secondary market for co-financed and leased lines.

(in millions of euros)	2022	2021	2020
Net book value of right-of-use assets - in the opening balance	7,702	7,009	6,700
Increase (new right-of-use assets) (1)	1,930	2,172	1,529
Impact of changes in the scope of consolidation	-	34	1
Depreciation and amortization	(1,507)	(1,481)	(1,384)
Impairment (2)	(54)	(91)	(57)
Impact of changes in the assessments	(49)	74	331
Translation adjustment	(35)	46	(104)
Reclassifications and other items	(52)	(62)	(7)
Net book value of right-of-use assets - in the closing balance	7,936	7,702	7,009

(1)   In 2021, included the right-of-use assets related to the new headquarters of the Orange group (Bridge) in France for 294 million euros.

(2)   Impairment losses on right-of-use assets mainly concern real estate leases classified as onerous contracts.

Depreciation and amortization of right-of-use assets

In 2022, the rental expense recognized in external purchases in the income statement amounts to (134) million euros, compared with (147) million euros in 2021 and (151) million euros in 2020 (see Note 5.1). It includes lease payments on contracts of 12 months or less which are not automatically renewable, contracts where the new value of the underlying asset is less than 5,000 euros, and variable lease payments which were not taken into account in the measurement of the lease liability.

Accounting policies

A right-of-use asset is recognized in assets, with a corresponding lease liability (see Note 9.2). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases, such as fees, lease negotiation expenses or administration costs, and less rent-free period liabilities and lessor financial contributions.

This right-of-use asset is depreciated in the income statement on a straight-line basis over the lease term chosen by the Group, in accordance with the lease terms defined in IFRS 16.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

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9.2         Lease liabilities

(in millions of euros)	2022	2021	2020
Lease liabilities - in the opening balance	8,065	7,371	6,932
Increase with counterpart in right-of-use	1,915	2,158	1,582
Impact of changes in the scope of consolidation	1	34	1
Decrease in lease liabilities following rental payments	(1,514)	(1,624)	(1,400)
Impact of changes in the assessments	(43)	74	326
Translation adjustment	(29)	47	(96)
Reclassifications and other items	16	4	26
Lease liabilities - in the closing balance	8,410	8,065	7,371
o/w non-current lease liabilities	6,901	6,696	5,875
o/w current lease liabilities	1,509	1,369	1,496

The following table details the undiscounted future cash flows of lease liabilities as known at December 31, 2022:

(in millions of euros)	Total	2023	2024	2025	2026	2027	2028 and beyond
Undiscounted lease liabilities	9,580	1,646	1,381	1,204	1,028	944	3,377

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where termination is reasonably certain).

The Group only takes the lease component of the contract into account when measuring the lease liability. For certain asset classes where leases include both service and lease components, the Group may recognize a single contract, classified as a lease (i.e. without distinguishing between the service and lease components).

Orange systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract-by-contract basis.

The term is also defined taking into account any laws and practices specific to each jurisdiction or business sector regarding firm lease commitment terms granted by lessors. The Group nonetheless assesses the enforceable term, based on the circumstances of each lease, taking into account certain indicators such as the existence of significant penalties in the event of termination by the lessee. To determine the length of this enforceable period, the Group considers the economic importance of the leased asset and the assumptions made in its strategic plan.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable term of the lease.

When a lease includes a purchase option, the Group considers the enforceable term to be equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each lease, the discount rate used is determined based on the yield on government bonds in the lessee country, taking into account the term and currency of the lease, plus the Group’s credit spread.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced by the following main cases:

−    a change in term resulting from a contract amendment or a change in the assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

−    a change in the amount of lease payments, for example following the application of a new index or rate in the case of variable payments;

−    a change in the assessment of whether a purchase option will be exercised;

−    any other contractual change, for example a change to the scope of the lease or its underlying asset.

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Note 10     Taxes

10.1      Operating taxes and levies

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies payables as they are set by and paid to States and local authorities.

10.1.1       Operating taxes and levies recognized in the income statement

(in millions of euros)	2022	2021	2020
Territorial Economic Contribution, IFER and similar taxes (1)	(642)	(652)	(795)
Spectrum fees	(373)	(360)	(341)
Levies on telecommunication services	(333)	(329)	(319)
Other operating taxes and levies	(534)	(586)	(469)
Total	(1,882)	(1,926)	(1,924)

(1)   In 2021, included a reduction in the territorial economic contribution (cotisation économique territoriale - CET) of 139 million euros. This decrease is explained by the reduction in the applicable rate of the business value added tax (cotisation sur la valeur ajoutée - CVAE), which is the main component of the CET.

The 2021 French Finance Act enacted the reduction of the applicable rate of the CVAE in France, effective January 1, 2021. The applicable rate for this tax was reduced from 1.5% to 0.75%.

The breakdown of operating taxes and levies per geographical area is as follows:

10.1.2       Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Value added tax (VAT)	1,114	1,025	966
Other operating taxes and levies	151	138	138
Operating taxes and levies - receivables	1,265	1,163	1,104
Value added tax (VAT)	(687)	(682)	(652)
Territorial Economic Contribution, IFER and similar taxes	(96)	(89)	(87)
Spectrum fees	(19)	(18)	(21)
Levies on telecommunication services	(107)	(143)	(128)
Other operating taxes and levies	(496)	(504)	(391)
Operating taxes and levies - payables	(1,405)	(1,436)	(1,279)
Operating taxes and levies - net	(140)	(273)	(175)

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Changes in operating taxes and levies

(in millions of euros)	2022	2021	2020
Net tax liabilities and operating taxes and levies - in the opening balance	(273)	(175)	(197)
Operating taxes and levies recognized in profit or loss	(1,882)	(1,926)	(1,924)
Operating taxes and levies paid (1)	1,906	1,914	1,929
Changes in the scope of consolidation	-	(67)	-
Translation adjustment	42	(19)	20
Reclassifications and other items	68	(1)	(3)
Net tax liabilities and operating taxes and levies - in the closing balance	(140)	(273)	(175)

(1)   In 2021, included the reclassification in the consolidated statement of cash flows of 34 million euros as investing activities corresponding to the VAT disbursement by Orange Polska in connection with the loss of exclusive control over the FiberCo in Poland (see Note 3.2).

Accounting policies

Value Added Tax (VAT) receivables and payables correspond to the VAT collected or deductible from various states. Collections and remittances to states have no impact on the income statement.

In the normal course of business, the Group regularly deals with differences of interpretation of tax law with the tax authorities, which can lead to tax reassessments or tax disputes.

Operating taxes and levies are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates its tax assets and liabilities (including provisions) based on the technical merits of the positions it defends versus the tax authorities.

10.2      Income taxes

10.2.1       Income taxes

(in millions of euros)	2022	2021	2020
Orange SA tax group	(541)	3	1,556
- Current tax	(417)	(129)	1,801
o/w tax income related to the 2005-2006 tax dispute	-	-	2,246
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(417)	(129)	(444)
- Deferred tax	(124)	133	(246)
Spanish tax group	50	(115)	(146)
- Current tax	0	(0)	(40)
- Deferred tax	50	(115)	(106)
Africa & Middle East	(528)	(431)	(341)
- Current tax	(536)	(420)	(343)
- Deferred tax	8	(11)	2
United Kingdom	(74)	(264)	(137)
- Current tax	(75)	(76)	(75)
- Deferred tax	1	(188)	(63)
Other subsidiaries (1)	(172)	(156)	(83)
- Current tax	(140)	(125)	(99)
- Deferred tax	(32)	(31)	16
Total Income taxes	(1,265)	(962)	848
- Current tax	(1,168)	(750)	1,245
o/w tax income related to the 2005-2006 tax dispute	-	-	2,246
o/w current tax excluding the tax income related to the 2005-2006 tax dispute	(1,168)	(750)	(1,001)
- Deferred tax	(97)	(212)	(396)

(1)   In 2021, included a tax expense of (74) million euros in Poland related notably to the gain arising from the loss of sole control over the FiberCo (see Note 3.2).

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The breakdown of current tax by geographical area or by tax group (excluding tax income related to the 2005-2006 tax dispute) is as follows:

Orange SA tax group

Current tax expense

The current tax expense reflects the requirement to pay income tax calculated on the basis of taxable income.

Over the last three years, the income tax rate applicable in France has gradually decreased, from 32.02% in 2020 to 28.41% in 2021, and then to 25.83% in 2022.

The reduction in the corporate tax rate in France resulted in a reduction in the current tax expense of 35 million euros in 2022, 61 million euros in 2021 and 36 million euros in 2020.

In 2021, the current tax expense included tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented in the amount of 376 million euros.

In 2020, the current tax expense included tax income of 2,246 million euros, as a result of the decision issued by the Conseil d’État on November 13, 2020 in favor of Orange SA on a dispute in respect of the years 2005-2006.

Deferred tax expense

Deferred taxes are recorded at the tax rate expected at the time of their reversal, i.e. 25.83%.

In 2021, the deferred tax expense included deferred tax income of 316 million euros related to the recognition of an employee benefit liability for the French part-time for seniors plans (Temps Partiel Seniors - TPS).

Spanish tax group

Current tax expense

The corporate tax rate applicable is 25% for all fiscal years presented. The current income tax expense mainly represents the obligation to pay a minimum level of tax calculated on the basis of 75% of taxable income due to the 25% limit on the use of available tax loss carryforwards.

In 2022, as in 2021, the Spanish tax group was in deficit, which explains the absence of current tax expense recognized for the fiscal year.

Deferred tax expense

In 2022, a deferred tax income of 53 million euros was recognized to reflect the effect of the change in business projections in the recoverability of deferred tax assets.

To reflect the negative impact of the unfavorable developments in business plans on the recoverable amount of deferred tax assets, a deferred tax expense was recognized for (162) million euros in 2021 and (102) million euros in 2020.

Africa & Middle East

The main contributors to the income tax expense are Guinea, Côte d’Ivoire, Mali and Senegal:

−    in Guinea, the corporate tax rate is 35% and the current tax expense amounts to (94) million euros in 2022, (63) million euros in 2021 and (47) million euros in 2020;

−    in Côte d’Ivoire, the corporate tax rate is 30% and the current tax expense amounts to (86) million euros in 2022, (91) million euros in 2021 and (77) million euros in 2020;

−    in Mali, the corporate tax rate is 30% and the current tax expense amounts to (64) million euros in 2022, (67) million euros in 2021 and (62) million euros in 2020;

−    in Senegal, the corporate tax rate is 30% and the current tax expense amounts to (55) million euros in 2022, (53) million euros in 2021 and (54) million euros in 2020.

United Kingdom

Current tax expense

The current income tax expense primarily reflects the taxation of activities related to Orange’s brand activities at a tax rate of 19%.

Deferred tax expense

In 2021, a corporate tax rate increase was passed which will rise to 25% from 2023 (it currently stands at 19%). The 2021 deferred tax expense therefore included an increase of (188) million euros in deferred tax liabilities recognized on the Orange brand.

In 2020, the deferred tax expense included an increase of (63) million euros in deferred tax liabilities recognized in the United Kingdom on the Orange brand. The British government canceled the tax rate reduction from 19% to 17% in 2020, provided for by the 2016 Finance Act, thus maintaining the rate at 19%. The deferred tax liabilities on the brand were recorded as of December 31, 2020 at a 19% tax rate.

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Group tax proof

(in millions of euros)	Note	2022	2021	2020
Profit before tax		3,882	1,740	4,207
Statutory tax rate in France		25.83%	28.41%	32.02%
Theoretical income tax		(1,003)	(494)	(1,347)
Reconciling items:
Tax income related to the 2005-2006 tax dispute (1)		-	-	2,246
Impairment of goodwill (2)	7.1	(211)	(1,052)	-
Impact related to the loss of sole control over Orange Concessions		-	557	-
Share of profits (losses) of associates and joint ventures		(0)	1	(1)
Adjustment of prior-year taxes		(13)	(23)	1
Recognition/(derecognition) of deferred tax assets		83	(149)	(98)
Difference in tax rates (3)		10	85	157
Change in applicable tax rates (4)		-	(235)	(92)
Other reconciling items (5)		(130)	348	(18)
Effective income tax		(1,265)	(962)	848
Effective tax rate (ETR)		32.59%	55.31%	(20.17)%

(1)   Relates to the tax income of 2,246 million euros (including interests) recognized in 2020 following the favorable decision handed down on November 13, 2020 by the Conseil d’État on the tax dispute relating to fiscal years 2005-2006. Excluding this effect, the Group ETR was 33.2% in 2020.

(2)   Reconciliation effect calculated based on the tax rate applicable to the parent company of the Group. The difference in tax rates between the parent company and the subsidiary locally is presented below in "Difference in tax rates." In 2022, impairment losses recorded on goodwill generates a reconciliation effect at the Group tax rate of (211) million euros. Excluding this effect, the Group ETR is 26.9% in 2022. In 2021, the impairment loss of (3,702) million euros recorded on goodwill in Spain generated a reconciliation effect at the Group tax rate of (1,052) million euros. Excluding this effect, the Group ETR was 17.7% in 2021.

(3)   The Group is present in jurisdictions in which tax rates are different from the French tax rate, mainly the United Kingdom (tax rate of 19%), Romania (tax rate of 16%), Poland (tax rate of 19%) and Guinea (tax rate of 35%).

(4)   Takes into account the remeasurement of deferred tax following tax legislation introducing changes in tax rates, as well as the impact of recognizing deferred tax in the period at tax rates different from the rate applicable in the current fiscal year.

(5)   In 2021, included a tax income recorded resulting from the reassessment of an income tax charge booked in periods prior to those presented.

10.2.2       Income tax on other comprehensive income

(in millions of euros)	2022		2021		2020
	Gross amount	Deferred tax	Gross amount	Deferred tax	Gross amount	Deferred tax
Actuarial gains and losses on post-employment benefits	176	(47)	59	(14)	(13)	1
Assets at fair value	(112)	-	11	-	94	-
Cash flow hedges	295	(70)	317	(84)	22	(10)
Translation adjustment	(374)	-	200	-	(414)	-
Other comprehensive income of associates and joint ventures	51	-	1	-	-	-
Total presented in other comprehensive income	37	(117)	587	(98)	(311)	(9)

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10.2.3       Tax position in the statement of financial position

(in millions of euros)	December 31, 2022			December 31, 2021			December 31, 2020
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
Orange SA tax group
- Current tax	-	31	(31)	26	-	26	-	359	(359)
- Deferred tax (1)	135	-	135	362	-	362	327	-	327
Spanish tax group
- Current tax	1	-	1	13	-	13	12	-	12
- Deferred tax (2)	-	161	(161)	-	211	(211)	-	95	(95)
Africa & Middle East
- Current tax	68	395	(327)	62	328	(266)	45	228	(183)
- Deferred tax	128	58	70	127	93	34	103	55	48
United Kingdom
- Current tax	2	-	2	-	5	(5)	-	4	(4)
- Deferred tax (3)	-	786	(786)	-	787	(787)	-	600	(600)
Other subsidiaries
- Current tax	77	112	(34)	80	92	(12)	70	82	(12)
- Deferred tax	157	120	38	202	94	109	244	105	139
Total
- Current tax	149	538	(389)	181	425	(244)	128	673	(545)
- Deferred tax	421	1,124	(704)	692	1,185	(493)	674	855	(181)

(1)   Mainly includes deferred tax assets on employee benefits.

(2)   The recognized deferred tax assets are offset by deferred tax liabilities on goodwill which is tax deductible.

(3)   Mainly deferred tax liabilities on the Orange brand.

Change in net current tax

(in millions of euros)	2022	2021	2020
Net current tax assets/(liabilities) in the opening balance	(244)	(545)	(629)
Cash tax payments/(reimbursements) (1) (2)	1,022	1,028	(1,160)
Change in income statement (2)	(1,168)	(750)	1,245
Change in other comprehensive income	-	-	-
Change in retained earnings (3)	(2)	29	(2)
Changes in the scope of consolidation	(0)	1	(0)
Translation adjustment	2	(7)	4
Reclassification and other items	1	0	(4)
Net current tax assets/(liabilities) in the closing balance	(389)	(244)	(545)

(1)   In 2022, includes a tax refund of 11 million euros related to the loss of sole control over the FiberCo in Poland, reclassified in investing activities in the consolidated statement of cash flows.

(2)   In 2021, included disbursements and tax expenses on gains arising from the loss of sole control over Orange Concessions in France and FiberCo in Poland, in the amounts of 47 million euros and 27 million euros respectively, reclassified in investing activities in the consolidated statement of cash flows.

In 2020, included a reimbursement and tax income of 2,246 million euros in respect of the tax dispute for 2005-2006.

(3)   Mainly corresponds to the tax effect of the remeasurement of the portion of subordinated notes denominated in foreign currency and the tax effects of transaction costs and premium paid related to the refinancing of subordinated notes.

Change in net deferred tax

(in millions of euros)	2022	2021	2020
Net deferred tax assets/(liabilities) in the opening balance	(493)	(181)	238
Change in income statement	(97)	(212)	(396)
Change in other comprehensive income	(117)	(98)	(9)
Change in retained earnings	-	5	-
Change in the scope of consolidation	(21)	(1)	(2)
Translation adjustment	25	(5)	(10)
Reclassification and other items	(0)	(1)	(2)
Net deferred tax assets/(liabilities) in the closing balance	(704)	(493)	(181)

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Deferred tax assets and liabilities by type

(in millions of euros)	December 31, 2022			December 31, 2021			December 31, 2020
	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement	Assets	Liabilities	Income statement
Provisions for employee benefit obligations	679	-	22	705	-	218	499	-	(154)
Fixed assets	465	1,481	(75)	528	1,476	(218)	552	1,275	(111)
Tax losses carryforward	3,935	-	20	3,958	-	37	3,887	-	8
Other temporary differences	2,658	3,168	(145)	2,673	2,960	(76)	2,690	2,821	(71)
Deferred tax	7,736	4,649	(178)	7,865	4,436	(38)	7,629	4,096	(327)
Depreciation of deferred tax assets	(3,791)	-	80	(3,922)	-	(174)	(3,714)	-	(69)
Netting	(3,525)	(3,525)	-	(3,251)	(3,251)	-	(3,241)	(3,241)	-
Total	421	1,124	(97)	692	1,185	(212)	674	855	(396)

At December 31, 2022, tax loss carryforwards mainly relates to Spain and Belgium.

At December 31, 2022, the unrecognized deferred tax assets mainly relate to Spain for 2.1 billion euros and Belgium (Belgian subsidiaries other than Orange Belgium) for 0.8 billion euros, and mostly include tax losses that can be carried forward indefinitely. In Spain, tax loss carryforwards for which a deferred tax asset has been recognized are expected to be fully utilized by 2027, unless affected by changes in current tax rules and changes in business projections. The deferred tax assets recognized for Spain amounted to 0.4 billion euros at December 31, 2022.

Most of the other tax loss carryforwards for which no deferred tax assets have been recognized will expire beyond 2027.

10.3      Developments in tax disputes and audits

Developments in tax disputes and audits in France

Tax audits

Orange SA was the subject of several tax audits for the years 2017-2018 and 2019-2020, for which the tax adjustments notified to date total approximately 520 million euros (including default penalties and interest). These adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communication services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the adjustments notified during the previous audits, as well as the non-inclusion in the tax base of income from the sale of equipment in 2019, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments are being challenged by Orange SA. In accordance with its accounting policies, the Group makes a best estimate of the risk of these adjustments based on the technical merits of the positions defended, for which the effects are non-material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed PSTN business. This adjustment request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

Developments in tax disputes and audits in the rest of the Group

In the same way as other telecom operators, the Group regularly deals with disagreements concerning the taxation of its network in various countries.

In the Democratic Republic of Congo, Orange was the subject of a tax audit for the years 2017-2019, for which the tax adjustments notified to date total approximately 146 million euros. These adjustments mainly relate to the recognition method for mobile prepaid revenue and the non-taxation of electronic money flows in third-party accounts to be transferred to end customers. All of these adjustments are being challenged by Orange RDC, which has appealed to the Finance Minister.

There were no major developments in other tax disputes and audits in the rest of the Group over the period.

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Accounting policies

Current income tax and deferred tax are measured by the Group at the amount expected to be paid or recovered from the tax authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the carrying values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

−    the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

−    it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by the Group.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax losses carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

−    entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to the horizon for forecasts based on business plans used for impairment testing and uncertainties as to the economic environment;

−    entities have not yet begun to use the tax loss carryforwards;

−    entities do not expect to use the losses within the timeframe allowed by tax regulations;

−    it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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Note 11     Interests in associates and joint ventures

11.1      Change in interests in associates and joint ventures

The table below shows the value of the main interests in associates and joint ventures:

(in millions of euros) Company	Main activity	Main co-shareholder	% interest	December 31, 2022	December 31, 2021	December 31, 2020
Entities jointly controlled
Orange Concessions and its subsidiaries	Operation/maintenance related to Public Initiative Networks	Consortium HIN (50%)	50%	1,057	1,049	-
Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland)	Construction/operation in Poland	APG Group (50%)	50%	306	298	-
Mauritius Telecom	Telecommunications operator in Mauritius	Mauritius government (34%)	40%	72	65	70
Other				17	10	10
Entities under significant influence
Orange Tunisie	Telecommunications operator in Tunisia	Investec (51%)	49%	17	2	-
Savoie connectée	Fiber infrastructure operator	Covage (70%)	30%	7	7	5
IRISnet	Telecommunications operator in Belgium	MRBC (54%)	22%	6	6	5
Odyssey Music Group (Deezer) (1)	Streaming platform	AI European Holdings SARL	NA	NA	-	5
Other				3	3	2
Total associates and joint ventures				1,486	1,440	98

(1)   Following Deezer’s initial public offering in 2022, the Orange group no longer has any significant influence on the entity (see Note 3.2).

The change in interests in associates and joint ventures is as follows:

(in millions of euros)	2022	2021	2020
Interests in associates and joint ventures - in the opening balance	1,440	98	103
Dividends	(5)	(3)	(4)
Share of profits (losses)	(2)	3	(2)
Impairment loss	-	-	(0)
Change in components of other comprehensive income (1)	51	3	-
Changes in the scope of consolidation (2)	(3)	1,345	0
Change in capital	11	3	19
Translation adjustment	(2)	(4)	(12)
Reclassifications and other items	(3)	(6)	(6)
Interests in associates and joint ventures - in the closing balance	1,486	1,440	98

(1)   In 2022, includes the effect of the change in fair value of cash flow hedge derivatives, net of tax, recognized in other comprehensive income for 33 million euros of Orange Concessions, and 18 million euros of the FiberCo in Poland.

(2)   In 2021, changes in the scope of consolidation mainly concerned Orange Concessions and the FiberCo in Poland, as described in Note 3.2.

The main transactions between the Group and companies consolidated using the equity method are presented in Note 12.

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11.2      Key figures from associates and joint ventures

The key figures relating to Orange Concessions and Światlowód Inwestycje Sp. z o.o. (FiberCo in Poland) are as follows (figures from financial statements of entities taken as a whole):

(in millions of euros)	December 31, 2022		December 31, 2021
	Orange Concessions	Światlowód Inwestycje Sp. z o.o.	Orange Concessions	Światlowód Inwestycje Sp. z o.o.
Assets (1)
Non-current assets	3,699	372	3,029	168
Current assets	417	197	519	171
Total assets	4,115	569	3,548	339
Liabilities
Shareholder’s equity	2,117	281	1,991	257
Non-current liabilities	1,494	198	1,054	45
Current liabilities	505	90	502	36
Total equity and liabilities	4,115	569	3,548	339
Income statement
Revenue	768	29	112	7
Operating income	(7)	(4)	(16)	(3)
Finance costs, net	(35)	(5)	(5)	16
Income tax	8	1	7	(3)
Net income	(35)	(8)	(14)	10

(1)   Assets are recognized by Orange Concessions in accordance with the provisions of IFRIC 12 "Service Concession Arrangements".

11.3      Contractual commitments on interests in associates and joint ventures

Public Initiative Networks commitments

As part of the roll-out of the high-speed and very high-speed broadbrand network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts). On November 3, 2021, the Orange group sold 50% of the capital in Orange Concessions to the consortium HIN, comprising La Banque des Territoires (Caisse des dépôts), CNP Assurances and EDF resulting in the loss of Orange’s sole control over this entity and its subsidiaries. The Orange Concessions group is jointly controlled with the consortium and is consolidated in the financial statements of the Orange group according the equity method. The Group continues to have obligations under network construction, concession and operation contracts in proportion to its shareholding, i.e. 1,702 million euros at December 31, 2022.

Accounting policies

The carrying value of interests in associates or joint ventures corresponds to the initial acquisition cost plus the share of net income for the period. If an associate or joint venture incurs losses and the carrying value of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and whenever there is objective evidence of impairment loss, such as a decrease in the quoted price when the investee is listed, significant financial difficulty of the entity, observable data indicating a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect on the entity.

An impairment loss is recorded when the recoverable amount is lower than the carrying value, the recoverable amount being the higher of the value in use and the fair value less transaction costs. The unit of account is the whole investment. Any impairment loss is recognized in the "share of profits (losses) of associates and joint ventures". Impairment losses can be reversed once the recoverable amount exceeds the carrying value.

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Note 12     Related party transactions

Transactions with the French State and affiliated bodies

The French State, either directly or through Bpifrance Participations, is one of the main shareholders of Orange SA.

The communication services provided to the French State are awarded as part of a competitive process arranged by each department according to the nature of the service. They have no material impact on consolidated revenues.

Orange does not purchase goods or services from the French State (either directly or via Bpifrance Participations), except for the use of spectrum resources. These resources are allocated after a competitive process.

Transactions with the main associates and joint ventures

The main transactions between the Group and its associates and joint ventures are reflected as follows in Orange’s consolidated financial statements:

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Assets
Non-current financial assets	43	43	9
Trade receivables	254	417	39
o/w Orange Concessions (1)	209	372	-
Current financial assets	12	12	5
Other current assets	40	52	-
Liabilities
Current financial liabilities	0	0	0
Trade payables	11	14	5
Other current liabilities	2	1	0
Customer contract liabilities	154	153	3
o/w Światlowód Inwestycje Sp.z o.o. (2)	146	151	-
Income statement
Revenue	726	139	14
o/w Orange Concessions	705	124	-
Operating income	700	135	(7)
Finance costs, net	2	1	0
Net income	702	129	(7)

(1)   Transactions between the Group and Orange Concessions mainly comprise Orange SA receivables from Orange Concessions in relation with fiber deployment and maintenance activities operated by the Group.

(2)   Customer contract liabilities mainly correspond to the recognition of deferred income by Orange Polska in connection with the prepayment of services provided to the FiberCo in Poland.

Accounting policies

Orange group’s related parties are listed below:

−    the Group’s key management personnel and their families (see Note 6.4);

−    the French State, and its departments in Bpifrance Participations and central State departments (see Notes 10 and 15);

−    associates, joint ventures and companies in which the Group holds a significant stake (see Note 11).

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Note 13     Financial assets, liabilities and financial results (telecom activities)

13.1      Financial assets and liabilities of telecom activities

In order to improve the readability of financial statements and distinguish the performance of telecom activities from the performance of the Mobile Financial Services activities, the notes related to financial assets and liabilities as well as financial income or expenses are split to respect these two business areas.

Note 13 presents the financial assets, liabilities and related gains and losses specific to telecom activities and Note 17 concerns the activities of Mobile Financial Services with regard to its assets and liabilities, with net financial income being not material.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Mobile Financial Services activities are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Finance Services	Note	o/w eliminations telecom activities/mobile finance services
Non-current financial assets related to Mobile Financial Services activities	656	-		656	17.1.1	-
Non-current financial assets	977	1,004	13.7	-		(27) (1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,742	-		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	-		-
Current derivatives assets	112	112	13.8	-	17.1.3	-
Cash and cash equivalents	6,004	5,846	14.3	158		-
Non-current financial liabilities related to Mobile Financial Services activities	82	-		109	17.1.2	(27) (1)
Non-current financial liabilities	31,930	31,930	13.3	-		-
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,034	-		3,034	17.1.2	-
Current financial liabilities	4,702	4,708	13.3	-		(6)
Current derivatives liabilities	51	51	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

13.2      Profits and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 13.3) for the period.

Foreign exchange gains and losses mainly include:

−    the revaluation in euros of bonds denominated in foreign currencies (Note 13.5) as well as the symmetrical revaluation of associated hedges as defined by IFRS 9 and the revaluation of bank loans;

−    the effects of the revaluation of trading derivatives held as economic hedges on notional amounts of subordinated notes denominated in pounds sterling and recognized in equity at their historical value (see Note 15.4).

Other net financial expenses mainly composed of interest on lease liabilities for (145) million euros in 2022, (120) million euros in 2021 and (120) million euros in 2020 (see Note 9.2).

Finally, other comprehensive income includes the revaluation of financial assets at fair value through other comprehensive income (Note 13.7) and cash flow hedges (Note 13.8.2).

Other gains and losses related to financial assets and liabilities are recognized in operating income (foreign exchange gains and losses on trade receivables, trade payables and the associated hedge derivatives) in the amount of (31) million euros in 2022, (19) million euros in 2021 and 16 million euros in 2020.

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(in millions of euros)	Finance costs, net						Other comprehensive income
	Cost of gross financial debt (1)	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2022
Financial assets	-	48	48	(38)	55		(110)
Financial liabilities	(1,023)	-	(1,023)	(196)	0		-
Lease liabilities	-	-	-	-	(145)		-
Derivatives	245	-	245	137	(0)		288
Discounting expense	-	-	-	-	(3)		-
Total	(779)	48	(731)	(97)	(92)	(920)	178
2021
Financial assets	-	(3)	(3)	47	75		11
Financial liabilities	(1,018)	-	(1,018)	(637)	(0)		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	188	-	188	655	0		322
Discounting expense	-	-	-	-	31		-
Total	(830)	(3)	(833)	65	(14)	(782)	332
2020
Financial assets	-	(1)	(1)	(151)	39		94
Financial liabilities	(1,152)	-	(1,152)	623	-		-
Lease liabilities	-	-	-	-	(120)		-
Derivatives	52	-	52	(576)	0		22
Discounting expense-	-	-	-	-	(29)		-
Total	(1,100)	(1)	(1,102)	(103)	(110)	(1,314)	116

(1)   Includes interest on debts related to financed assets of (3) million euros in 2022 and (1) million euros in 2021 and 2020.

13.3      Net financial debt

The definition of net financial debt excludes the lease liabilities included in the scope of IFRS 16 (see Note 9.2) and includes debt related to financed assets.

Net financial debt is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered a substitute for an analysis of all the Group’s assets and liabilities.

Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant.

It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included in net financial debt, such as future cash flows. As a result, the portion relating to these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference.

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(in millions of euros)	Note	December 31, 2022	December 31, 2021	December 31, 2020
TDIRA	13.4	638	636	636
Bonds	13.5	29,943	29,010	29,848
Bank loans and from development organizations and multilateral lending institutions	13.6	3,309	3,206	3,671
Debt relating to financed assets		316	245	295
Cash collateral received	14.5	1,072	389	31
NEU Commercial Paper (1)		1,004	1,457	555
Bank overdrafts		250	342	154
Other financial liabilities		105	64	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		36,638	35,348	35,260
Current and non-current Derivatives (liabilities)	13.8	386	285	804
Current and non-current Derivatives (assets)	13.8	(1,455)	(689)	(294)
Other comprehensive income components related to unmatured hedging instruments	13.8	114	(192)	(541)
Gross financial debt after derivatives (a)		35,684	34,751	35,229
Cash collateral paid (2)	14.5	(38)	(27)	(642)
Investments at fair value (3)	14.3	(4,500)	(2,266)	(3,206)
Cash equivalents	14.3	(3,178)	(5,479)	(5,140)
Cash		(2,668)	(2,709)	(2,751)
Other financial assets		(2)	(0)	(0)
Assets included in the calculation of net financial debt (b)		(10,386)	(10,481)	(11,740)
Net financial debt (a) + (b)		25,298	24,269	23,489

(1)   Negotiable European Commercial Paper (formerly called "commercial paper").

(2)   Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, is deducted from gross financial debt.

(3)   Only investments at fair value, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt (Note 14.3).

Net financial debt is mainly held by the Group’s parent company, Orange SA.

The debt maturity schedules are presented in Note 14.3.

Changes in financial assets or financial liabilities whose cash flows are disclosed in financing activities in the cash flow statement are the following (see Note 1.9):

(in millions of euros)	December 31, 2021	Cash flows	Other changes with no impact on cash flows			December 31, 2022
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	636	-	-	-	2	638
Bonds	29,010	813	-	88	32 (1)	29,943
Bank loans and from development organizations and multilateral lending institutions	3,206	135	6	(28)	(11)	3,309
Debt relating to financed assets	245	(97)	-	-	168	316
Cash collateral received	389	684	-	-	(0)	1,072
NEU Commercial Paper	1,457	(456)	-	-	3	1,004
Bank overdrafts	342	(39)	0	(46)	(7)	250
Other financial liabilities	64	(1)	4	4	35	105
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,348	1,038	10	18	222	36,638
Net derivatives	(405)	(91)	-	(213)	(360)	(1,069)
Cash collateral paid	(27)	(12)	-	0	-	(38)
Cash flows from financing activities		936

(1)   Mainly corresponding to changes in accrued interest not yet due.

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(in millions of euros)	December 31, 2020	Cash flows	Other changes with no impact on cash flows			December 31, 2021
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	636	-	-	-	(0)	636
Bonds	29,848	(1,385)	-	599	(52) (1)	29,010
Bank loans and from development organizations and multilateral lending institutions	3,671	(496)	0	27	3	3,206
Debt relating to financed assets	295	(80)	-	-	30	245
Cash collateral received	31	358	-	-	0	389
NEU Commercial Paper	555	903	-	-	(1)	1,457
Bank overdrafts	154	173	-	15	-	342
Other financial liabilities	70	(136)	(41)	3	168	64
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	35,260	(663)	(41)	644	148	35,348
Net derivatives	510	201	-	(457)	(659)	(405)
Cash collateral paid	(642)	615	-	0	-	(27)
Cash flows from financing activities		153

(1)   Mainly corresponding to changes in accrued interest not yet due.

(in millions of euros)	December 31, 2019	Cash flows	Other changes with no impact on cash flows			December 31, 2020
			Changes in the scope of consolidation	Foreign exchange movement	Other
TDIRA	822	(185)	-	-	(1)	636
Bonds	30,893	(389)	-	(624)	(31) (1)	29,848
Bank loans and from development organizations and multilateral lending institutions	4,013	(322)	-	(25)	5	3,671
Debt relating to financed assets	125	(60)	-	-	231	295
Cash collateral received	261	(230)	-	-	(0)	31
NEU Commercial Paper	158	397	-	-	(0)	555
Bank overdrafts	203	(37)	(0)	(12)	-	154
Other financial liabilities	602	(484)	-	(2)	(46)	70
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	37,076	(1,311)	(0)	(663)	157	35,260
Net derivatives	(138)	37	-	641	(29)	510
Cash collateral paid	(123)	(519)	-	0	-	(642)
Cash flows from financing activities		(1,793)

(1)   Mainly corresponding to changes in accrued interest not yet due.

Net financial debt by currency

Net financial debt by currency is presented in the table below, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operating items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other	Total
Gross financial debt after derivatives	26,013	4,132	2,900	75	186	94	465	1,817	35,683
Financial assets included in the calculation of net financial debt	(8,115)	(650)	(102)	(107)	(74)	(87)	(72)	(1,179)	(10,386)
Net debt by currency before effect of foreign exchange derivatives (1)	17,898	3,482	2,798	(32)	112	8	393	638	25,298
Effect of foreign exchange derivatives	6,280	(3,630)	(2,803)	887	-	-	-	(735)	-
Net financial debt by currency after effect of foreign exchange derivatives	24,178	(147)	(5)	856	112	8	393	(96)	25,298

(1)   Including the market value of derivatives in local currency.

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Accounting policies

Cash and cash equivalents

The Group classifies investments as cash equivalents in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see cash management detailed in Notes 14.3 and 14.5):

−    held in order to face short-term cash commitments; and

−    short-term and highly liquid assets at the acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Bonds, bank loans and loans from multilateral lending institutions

Among financial liabilities, only commitments to repurchase non-controlling interests are recognized at fair value through profit or loss.

Borrowings are recognized upon origination at the discounted value of the sums to be paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the liability, using the effective interest rate method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedging. This mainly relates to the hedging of payables in foreign currencies against the exposure of their future cash flows to foreign exchange risk (cash flow hedging).

13.4      TDIRA

Perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or "TDIRAs") with a par value of 14,100 euros are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF - French Financial Markets Authority) on February 24, 2003. At December 31, 2022, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 615.216 shares to one TDIRA (i.e. a conversion price of 22.919 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

TDIRAs are subject to split accounting with one part treated as equity and another part as a liability. For the securities outstanding at December 31, 2022, the "equity" component before deferred tax stood at 152 million euros.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Number of securities	44,880	44,880	44,880
Equity component before deferred taxes	152	152	152
Debt component	638	636	636
o/w accrued interests not yet due	6	3	3
Paid interest	16	13	14

Accounting policies

Some Group financial instruments include both a financial debt component and an equity component. This relates to perpetual bonds redeemable for shares (TDIRAs). On initial recognition, the debt component is measured at its market value, corresponding to the value of the contractually determined future cash flows discounted at the market rate applied at the date of issue to comparable instruments providing substantially the same conditions, but without the option to convert to or redeem for shares. This debt component is subsequently recognized at amortized cost.

The equity component, originally calculated as the difference between the notional value of the instrument and the fair value of the debt component, remains the same throughout the life of the instrument.

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13.5      Bonds

In 2022, the Group carried out the following bond issues:

Notional currency	Initial nominal amount (in millions of currency)	Maturity	Interest rate (%)	Issuer	Type of operations	Amounts (in millions of euros)
EUR	500	May 18, 2032	2.375	Orange SA	Issuance	500
MAD	300	June 3, 2026	2.600	Médi Telecom	Issuance	28
MAD	1,200	June 3, 2026	1Y BDT + 0.55	Médi Telecom	Issuance	112
EUR	750	November 16, 2031	3.625	Orange SA	Issuance	750
Total of issuances						1,390
EUR	500	September 16, 2022	3.375	Orange SA	Repayment at maturity	(500)
EUR	750	September 11, 2023	0.750	Orange SA	Early repayment	(7)
MAD	1,090	December 18, 2025	3.970	Médi Telecom	Regular annual basis repayment	(15)
MAD	720	December 18, 2025	1Y BDT + 1.00 (1)	Médi Telecom	Regular annual basis repayment	(10)
MAD	1,002	December 10, 2026	3.400	Médi Telecom	Regular annual basis repayment	(13)
MAD	788	December 10, 2026	1Y BDT + 0.85 (1)	Médi Telecom	Regular annual basis repayment	(11)
MAD	300	June 3, 2026	2.600	Médi Telecom	Regular annual basis repayment	(4)
MAD	1,200	June 3, 2026	1Y BDT + 0.55 (1)	Médi Telecom	Regular annual basis repayment	(14)
Total of repayments						(572)

(1)   The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

The unmatured bonds at December 31, 2022, presented below, were all issued by Orange SA, with the exception of three commitments (each with a fixed-rate tranche and a variable-rate tranche) denominated in Moroccan dirhams held by Médi Telecom and one bond in CFA francs issued by Sonatel.

With the exception of the commitments made by Médi Telecom which are redeemable on a regular annual basis, at December 31, 2022, the bonds issued by the Group are redeemable at maturity. No specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance at the request of the issuer.

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2022	December 31, 2021	December 31, 2020
Bonds matured before December 31, 2022				-	500	4,282
EUR	500	March 1, 2023	2.500	500	500	500
EUR	750	September 11, 2023	0.750	744	750	750
HKD	700	October 6, 2023	3.230	84	79	74
HKD	410	December 22, 2023	3.550	49	46	43
EUR	650	January 9, 2024	3.125	650	650	650
EUR	1,250	July 15, 2024	1.125	1,250	1,250	1,250
EUR	750	May 12, 2025	1.000	750	750	750
EUR	800	September 12, 2025	1.000	800	800	800
NOK	500	September 17, 2025	3.350	48	50	48
CHF	400	November 24, 2025	0.200	406	387	370
GBP	350	December 5, 2025	5.250	296	312	292
MAD (1)	1,090	December 18, 2025	3.970	42	59	72
MAD (1)	720	December 18, 2025	1Y BDT + 1.000	28	39	47
MAD	300	June 3, 2026	2.600	24	-	-
MAD (1)	1,200	June 3, 2026	1Y BDT + 0.55	94	-	-
EUR (1)	700	June 29, 2026	0.000	700	700	-
EUR	750	September 4, 2026	0.000	750	750	750
EUR	75	November 30, 2026	4.125	75	75	75
MAD (1)	1,002	December 10, 2026	3.400	51	68	79
MAD (1)	788	December 10, 2026	1Y BDT + 0.850	40	54	62
EUR	750	February 3, 2027	0.875	750	750	750
EUR	750	July 7, 2027	1.250	750	750	750
XOF	100,000	July 15, 2027	6.500	152	152	152
EUR	500	September 9, 2027	1.500	500	500	500
EUR	1,000	March 20, 2028	1.375	1,000	1,000	1,000
EUR	50	April 11, 2028	3.220	50	50	50
NOK	800	July 24, 2028	2.955	76	80	76
GBP	500	November 20, 2028	8.125	564	595	556
EUR	1,250	January 15, 2029	2.000	1,250	1,250	1,250
EUR	150	April 11, 2029	3.300	150	150	150
CHF	100	June 22, 2029	0.625	102	97	93
EUR	500	September 16, 2029	0.125	500	500	500
EUR	1,000	January 16, 2030	1.375	1,000	1,000	1,000
EUR	1,200	September 12, 2030	1.875	1,200	1,200	1,200
EUR	105	September 17, 2030	2.600	105	105	105
EUR	100	November 6, 2030	0.000 (2)	100	100	100
USD	2,500	March 1, 2031	9.000 (3)	2,308	2,173	2,006
EUR	300	May 29, 2031	1.342	300	300	300
EUR	750	November 16, 2031	3.625	750	-	-
EUR	50	December 5, 2031	4.300 (zero coupon)	79	75	72

(1)   Bonds issued by Médi Telecom. The 1Y BDT rate corresponds to the 52 weeks Moroccan treasury notes rate (recalculated once a year).

(2)   Bond bearing interest at a fixed rate of 2% until 2017 and then at CMS 10 years X 166% fixed annually (0% until November 2023), floored at 0% and capped at 4% until 2023 and at 5% thereafter.

(3)   Bond with a Step-up clause (clause that triggers a change in the coupon rate if Orange’s credit rating from the rating agencies changes - see Note 14.3).

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Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2022	December 31, 2021	December 31, 2020
EUR	50	December 8, 2031	4.350 (zero coupon)	80	77	73
EUR	50	January 5, 2032	4.450 (zero coupon)	77	74	71
GBP	750	January 15, 2032	3.250	846	893	834
EUR	750	April 7, 2032	1.625	750	750	750
EUR	500	May 18, 2032	2.375	500	-	-
EUR	1,000	September 4, 2032	0.500	1,000	1,000	1,000
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
EUR	1,000	December 16, 2033	0.625	1,000	1,000	-
GBP	500	January 23, 2034	5.625	564	595	556
HKD	939	June 12, 2034	3.070	113	106	99
EUR	800	June 29, 2034	0.750	800	800	-
EUR	300	July 11, 2034	1.200	300	300	300
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	844	795	733
USD	850	February 6, 2044	5.500	797	750	693
EUR	750	September 4, 2049	1.375	750	750	750
GBP	500	November 22, 2050	5.375	564	595	556
Outstanding amount of bonds				29,654	28,737	29,524
Accrued interest				454	445	487
Amortized cost				(164)	(172)	(163)
Total				29,943	29,010	29,848

13.6      Loans from development organizations and multilateral lending institutions

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Sonatel	266	244	292
Orange Côte d’Ivoire	253	140	172
Orange Mali	201	207	227
Médi Telecom	183	167	220
Orange Egypt	163	137	163
Orange Burkina Faso	36	42	56
Orange Cameroon	36	78	111
Orange Jordanie	35	49	61
Orange Bail	12	3	-
Orange Madagascar	12	18	19
Orange Polska S.A.	10	6	1
Other	15	15	61
Bank loans	1,222	1,105	1,384
Orange SA (1)	2,087	2,101	2,288
Loans from development organizations and multilateral lending institutions (2)	2,087	2,101	2,288
Total	3,309	3,206	3,671

(1)   In 2021, Orange SA repaid at maturity a loan of 190 million euros. In 2020, Orange SA had repaid at maturity a loan of 400 million euros and negotiated a new loan of 350 million euros, maturing in 2027.

(2)   Entirely the European Investment Bank.

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13.7      Financial assets

Financial assets break down as follows:

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	419	-	419	431	431
Investments securities	419	-	419	431	431
Financial assets at fair value through profit or loss	243	4,502	4,745	2,496	3,990
Investments at fair value (1)	-	4,500	4,500	2,266	3,206
Investments securities	206	-	206	203	141
Cash collateral paid (2)	38	-	38	27	642
Other	-	2	2	-	0
Financial assets at amortized cost	342	39	381	363	382
Receivables related to investments (3)	77	28	106	105	55
Other	264	11	275	258	327
Total financial assets	1,004	4,541	5,545	3,290	4,803

(1)   NEU Commercial Paper and bonds only (see Note 14.3).

(2)   See Note 14.5.

(3)   Including a loan of 27 million euros from Orange SA to Orange Bank.

Equity securities

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	2022	2021	2020
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the opening balance	432	431	277
Acquisitions (1)	98	85	81
Changes in fair value (2)	(108)	11	94
Sales	(7)	(95)	(20)
Other movements	3	0	(2)
Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss - in the closing balance	419	432	431

(1)   In 2022, includes the effect of Deezer’s initial public offering for 77 million euros (see Note 3.2).

(2)   Deezer’s share price at December 31, 2022 led to a decrease in the fair value of (54) million euros (see Note 3.2).

Equity securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss include numerous shares in companies held by investment funds.

Equity securities measured at fair value through profit or loss

(in millions of euros)	2022	2021	2020
Investment securities measured at fair value through profit or loss - in the opening balance	203	141	133
Changes in fair value	10	34	8
Other movements	(8)	27	(0)
Investment securities measured at fair value through profit or loss - in the closing balance	205	203	141

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and UCITS (Undertakings for Collective Investment in Transferable Securities), which are compliant with the Group’s liquidity risk management policy, may be designated by Orange as recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in fair value are recorded in net financial costs, net.

−    Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

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−    Financial assets at amortized cost (AC)

This category mainly includes miscellaneous loans and receivables. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each reporting period. An impairment loss is recognized in the income statement when impairment tests demonstrate that the financial asset’s carrying value is higher than its recoverable amount. For these financial assets, the provisioning system also covers expected losses according to IFRS 9.

13.8      Derivatives

13.8.1       Market value of derivatives

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Hedging derivatives	893	484	(311)
Cash flow hedge derivatives	893	484	(311)
Fair value hedge derivatives	-	-	(0)
Derivatives held for trading (1)	176	(79)	(199)
Net derivatives (2)	1,069	405	(510)

(1)   Mainly related to the effect of the economic hedges of subsidiaries for 140 million euros in 2022, 90 million euros in 2021 and the foreign exchange effects of the economic hedges against the revaluation of subordinated notes denominated in pounds sterling (equity instruments recognized at their historical value (see Note 15.4) for (70) million euro in 2022, (165) million euros in 2021 and (210) million euro in 2020.

(2)   Of which foreign exchange effects of the cross currency swaps (classified as hedging or trading) hedging foreign exchange risk on the notional amount of gross debt for 694 million euros in 2022, 657 million euros in 2021 and 251 million euros in 2020. The foreign exchange effect of the cross currency swaps is the difference between the notional converted at the closing rate and the notional converted at the opening rate (or at the trading day spot rate in the case of a new instrument).

The risks hedged by these derivatives are described in Note 14. These derivatives are associated with cash-collateral agreements, the effects of which are described in Note 14.5.

Accounting policies

Derivatives are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IFRS 9 (hedging instruments versus trading derivatives).

Derivatives are classified as a separate line item in the statement of financial position.

Trading derivatives are economic hedge derivatives not classified as hedges for accounting purposes. Changes in the value of these instruments are recognized directly in profit or loss.

Hedge accounting is applicable when:

−    at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

−    the effectiveness of the hedge is demonstrated at inception and it is expected to continue in subsequent periods: i.e. at inception and throughout its duration, the company expects changes in the fair value of the hedged item to be almost fully offset by changes in the fair value of the hedging instrument.

There are three types of hedge accounting:

−    a fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and which could affect profit or loss. The hedged portion of these items is remeasured at fair value in the statement of financial position. Changes in this fair value are recognized in the income statement and offset by symmetrical changes in the fair value of financial hedging instruments to the extent of the hedge effectiveness;

−    a cash flow hedge is a hedge of exposure to changes in cash flows attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a transaction believed to be highly probable (such as a future purchase or sale) which could affect profit or loss. As the hedged item is not recognized in the statement of financial position, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income. It is reclassified in profit or loss when the hedged item (financial asset or liability) affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost;

−    a net investment hedge is a hedge of exposure to changes in value attributable to the foreign exchange risk of a net investment in a foreign operation, which could affect profit or loss on the disposal of the foreign operation. The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on disposal of the net investment.

For transactions qualified as fair value hedges and for economic hedges, the foreign exchange impact of changes in the fair value of derivatives is booked in operating income when the underlying hedged item is a commercial transaction and in finance costs, net when the underlying hedged item is a financial asset or liability.

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Hedge accounting can be terminated when the hedged item is no longer recognized, i.e. when the Group revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are as follows:

−    fair value hedge: at the hedge accounting termination date, the adjustment of the fair value of the liability is amortized using an effective interest rate recalculated at this date. Should the item hedged disappear, the change in fair value is recognized in the income statement;

−    cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight-line basis, throughout the remaining life of the original hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

Concerning the effects of the foreign currency basis spread of cross currency swaps designated as cash flow hedges, the Group has chosen to designate these as hedging costs. This option enables recognition of these effects in other comprehensive income and amortization of the cost of the basis spread in profit or loss over the period of the hedge.

13.8.2       Cash flow hedges

The main purpose of the Group’s cash flow hedges is to neutralize foreign exchange risk on future cash flows (notional, coupons) or to switch floating-rate debt to fixed-rate debt.

The ineffective portion of cash flow hedges recognized in the income statement was not significant during the periods presented. The main hedges unmatured at December 31, 2022, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk	Commodity risk
Hedging instruments	893	Cross currency swap	Forward FX swap Option	Interest rate swap Option	Commodity swap Option
Carrying amount - asset	1,065	1,002	3	-	74
Carrying amount - liability	(172)	(156)	(11)	(5)	-
Change in cash flow hedge reserve	288	225	(6)	9	60
Gain (loss) recognized in other comprehensive income	304	244	(8)	9	59
Reclassification in financial result	(19)	(19)	-	0	-
Reclassification in operating income	(1)	-	(1)	-	(0)
Reclassification in initial carrying amount of hedged item	4	-	4	-	0
Cash flow hedge reserve	497	457	(4)	(5)	49
o/w related to unmatured hedging instruments	114	74	(4)	(5)	49
o/w related to discontinued hedges	383	383	-	(0)	-
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities	Purchase of energy
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current	Operating result

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The main hedges unmatured at December 31, 2021, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	484	Cross currency swap	Forward FX swap Option	Interest rate swap Option
Carrying amount - asset	576	575	1	-
Carrying amount - liability	(91)	(76)	(0)	(14)
Change in cash flow hedge reserve	317	311	(2)	9
Gain (loss) recognized in other comprehensive income	358	347	3	9
Reclassification in financial result	(38)	(36)	(2)	-
Reclassification in operating income	(0)	-	0	(0)
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	0
Cash flow hedge reserve	210	220	(9)	(2)
o/w related to unmatured hedging instruments	(192)	(181)	(9)	(2)
o/w related to discontinued hedges	402	402	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Lease liabilities
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Lease and Financial Liabilities - current and non-current

The main hedges unmatured at December 31, 2020, as well as their effects on the financial statements, are detailed in the table below.

(in millions of euros)	Hedged risk
	Total	Exchange and interest rate risk	Exchange risk	Interest rate risk
Hedging instruments	(311)	Cross currency swap	Forward FX swap Option	Interest rate swap
Carrying amount - asset	223	216	6	1
Carrying amount - liability	(534)	(502)	(1)	(31)
Change in cash flow hedge reserve	22	6	5	11
Gain (loss) recognized in other comprehensive income	3	(16)	8	11
Reclassification in financial result	21	22	(1)	-
Reclassification in operating income	1	-	1	-
Reclassification in initial carrying amount of hedged item	(3)	-	(3)	-
Cash flow hedge reserve	(100)	(91)	2	(11)
o/w related to unmatured hedging instruments	(541)	(532)	2	(11)
o/w related to discontinued hedges	440	440	-	0
Hedged item		Bonds and credit lines	Purchases of handsets and equipment	Bonds and Finance Lease
Balance sheet item		Current and non-current financial liabilities	Property, plant and equipment	Current and non-current financial liabilities

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The nominal amounts of the main cash flow hedges as of December 31, 2022 are presented below.

	Notional amounts of hedging instruments per maturity (in millions of hedged currency units)
	2023	2024	2025	2026	2027 and beyond
Orange SA
Cross currency swaps
CHF	-	-	400	-	100 (1)
GBP	-	-	262	-	2,250 (2)
HKD	1,110	-	-	-	939 (3)
NOK	-	-	500	-	800 (4)
USD	-	-	-	-	4,200 (5)
Interest rate swaps
EUR	-	-	-	-	100 (6)
FX Forward
USD	130	-	-	-	-
Commodity swap
PLN	27.3	60.7	62.4	29.7	95.3 (7)

(1)   100 million Swiss francs maturing in 2029.

(2)   500 million pounds sterling maturing in 2028, 750 million pounds sterling maturing in 2032, 500 million pounds sterling maturing in 2034 and 500 million pounds sterling maturing in 2050.

(3)   939 million Hong Kong dollars maturing in 2034.

(4)   800 million Norwegian kroner maturing in 2028.

(5)   2,450 million US dollars maturing in 2031, 900 million US dollars maturing in 2042 and 850 million US dollars maturing in 2044.

(6)   100 million euros maturing in 2030.

(7)   In hedging of electricity purchases for 1.8 terawatt-hours (TWh), including 1.1 TWh for 2027 and beyond.

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Note 14     Information on market risk and fair value of financial assets and liabilities (telecom activities)

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDAaL (see Note 1.9) and net financial debt (see Note 13.3).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The Committee is chaired by the Group’s Executive Committee member in charge of Finance, Performance and Development and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risk exposure for the coming months, and reviews past management (transactions carried out, financial results).

The armed conflict that began on February 24, 2022 and its consequences on the financial market did not call into question the risk management policy relating to financial instruments. The Group continued to set up and manage hedging instruments in order to limit its exposure to operational and financial foreign exchange and interest rate risks, while maintaining a diversified financing policy.

14.1      Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange group seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross financial debt, excluding cash collateral received and agreements to buy back non-controlling interests, is estimated at 96% at December 31, 2022, 94% at December 31, 2021 and 89% at December 31, 2020.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is only analyzed for the components of net financial debt that are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expenses

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would increase the annual cost of gross financial debt by 13 million euros, while a decrease of 1% would lower it by 13 million euros.

Sensitivity of cash flow hedge reserves

A 1% rise in euro interest rates would improve the market value of derivatives designated as cash flow hedges and increase the associated cash flow hedge reserves by approximately 775 million euros. A 1% decrease in euro interest rates would reduce their market value and decrease the cash flow hedge reserve by approximately 776 million euros.

14.2      Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to certain types of flows: purchases of equipment or network capacity, purchases of devices and equipment sold or leased to customers and purchases from or sales to international carriers.

Whenever possible, the entities of the Orange group have put in place policies to hedge this exposure (see Note 13.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

−    dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk from the date of the relevant subsidiary’s Shareholders’ Meeting;

−    financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

−    Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro markets (primarily the US dollar, pound sterling and Swiss franc). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

Following the repurchase at the end of 2022 of the last subordinated notes denominated in pounds sterling (see Note 15.4), the Group is no longer exposed to the financial exchange risk resulting from these instruments.

The table below shows the main exposures to foreign exchange fluctuations of the net financial debt in foreign currencies of Orange SA and of Orange Polska and Orange Egypt, and also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed. Orange SA and Orange Egypt are the entities bearing the main foreign exchange risk, including internal transactions that generate a net foreign exchange gain or loss in the Consolidated Financial Statements.

(in millions of currency units)	Exposure in currency units						Sensitivity analysis
	EUR	USD	GBP	PLN	CHF	Total translated	10% gain in euro	10% loss in euro
Orange SA	-	1	2	-	1	3	(0)	0
Orange Polska	(121)	(6)	-	-	-	(127)	12	(14)
Orange Egypt	-	(101)	-	-	-	(95)	9	(11)
Total (currencies)	(121)	(106)	2	-	1	(218)

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Foreign exchange risk to assets

Due to its international presence, the Orange group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of the assets of subsidiaries and shareholdings denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar, the Jordanian dinar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

The amounts presented below take into account Mobile Financial Services activities (mainly in euros).

(in millions of euros)	Contribution to consolidated net assets									Sensitivity analysis
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Net assets excluding net debt (a) (1)	50,056	224	70	3,388	781	541	925	4,269	60,254	(927)	1,133
Net debt by currency including derivatives (b) (2)	(24,178)	147	5 (3)	(856)	(112)	(8)	(393)	96	(25,298)	102	(124)
Net assets by currency (a) + (b)	25,878	371	74	2,532 (4)	669	533	533	4,366	34,956	(825)	1,009

(1)   Excluding components of net financial debt.

(2)   Net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant (see Note 13.3).

(3)   Of which economic hedge of subordinated notes denominated in pounds sterling for 39 million pounds sterling (i.e. 44 million euros).

(4)   Share of net assets attributable to owners of the parent company in zlotys amounts to 1,283 million euros.

Due to its international presence, the Orange group income statement is also exposed to risk arising from changes in foreign exchange rates due to the conversion, in the consolidated financial statements, of its foreign subsidiaries’ financial statements.

(in millions of euros)	Contribution to consolidated financial income statement								Total	10% gain in euro	10% loss in euro
	EUR	USD	GBP	PLN	EGP	JOD	MAD	Other currencies
Revenue	31,400	1,134	282	2,630	977	456	672	5,919	43,471	(1,097)	1,341
EBITDAaL	9,389	183	7	652	360	214	202	1,956	12,963	(325)	397
Operating income	2,798	192	(14)	255	178	114	61	1,216	4,801	(182)	223

14.3      Liquidity risk management

Diversification of sources of funding

Orange has diversified sources of funding:

−    regular issues in the bond markets;

−    occasional financing through loans from multilateral or development lending institutions;

−    issues in the short-term securities markets under the NEU Commercial Paper program (Negotiable European Commercial Paper, formerly called "commercial paper");

−    on November 23, 2022, Orange signed with 27 international banks a 6 billion multi-currency revolving credit facility indexed on environmental and social indicators, to refinance its syndicated credit facility maturing in December 2023. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments, with an indexation of the margin to the achievement of objectives relating to CO2 emissions (scopes 1 & 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversity within its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval.

Liquidity of investments

Orange invests its cash surpluses in cash equivalents that meet IAS 7 cash equivalent criteria or at fair value investments (negotiable debt securities, bonds with a maturity of no more than two years, UCITS and term deposits). These investments prioritize minimizing the risk of capital loss over performance.

Cash, cash equivalents and fair value investments are held mainly in France and other European Union countries, which are not subject to restrictions on convertibility or exchange controls.

Smoothing debt maturities

The policy followed by Orange is to apportion debt maturities evenly over the years to come.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

−    amounts in foreign currencies are translated into euros at the year-end closing rate;

−    future variable-rate interest is based on the last fixed coupon, unless a better estimate is available;

−    TDIRAs being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, as the interest payable on the bonds is due over an undetermined period (see Note 13.4), only interest payable for the first period is included (including interest payments for other periods would not provide relevant information);

−    the maturities of revolving credit lines are the contractual maturity dates;

−    "Other items" (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value, the future cash flows and the balance in the statement of financial position.

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(in millions of euros)	Note	December 31, 2022	2023	2024	2025	2026	2027	2028 et au-delà	Other items (1)
TDIRA	13.4	638	6	-	-	-	-	-	633
Bonds	13.5	29,943	1,941	2,010	2,410	1,595	2,030	20,121	(164)
Bank loans and from development organizations and multilateral lending institutions	13.6	3,309	1,365	281	773	424	446	34	(15)
Debt relating to financed assets	13.3	316	85	91	67	48	24	-	-
Cash collateral received	13.3	1,072	1,072	-	-	-	-	-	-
Neu Commercial Papers (2)	13.3	1,004	1,001	-	-	-	-	-	3
Bank overdrafts	13.3	250	250	-	-	-	-	-	-
Other financial liabilities	13.3	105	92	1	0	0	0	11	-
Derivatives (liabilities)	13.3	386	93	-	30	-	-	50	-
Derivatives (assets)	13.3	(1,455)	(53)	(46)	(69)	(24)	(9)	(773)	-
Other Comprehensive Income related to unmatured hedging instruments	13.3	114	-	-	-	-	-	-	-
Gross financial debt after derivatives		35,684	5,852	2,337	3,212	2,044	2,493	19,443	456
Trade payables		11,552	10,071	217	192	168	408	495	-
Total financial liabilities (including derivatives assets)		47,236	15,923 (3)	2,554	3,404	2,212	2,901	19,938	456
Future interests on financial liabilities (4)			1,388	1,054	899	741	742	4,439	-

(1)   Undated items: TDIRA notional. Non-cash items: amortized cost on bonds and bank loans, and discounting effect on long term trade payables.

(2)   Negotiable European Commercial Paper (formerly called "commercial paper").

(3)   Amounts presented for 2022 correspond to notional and accrued interests for 470 million euros.

(4)   Mainly future interests on bonds for 8,844 million euros, on bank loans for 110 million euros and on derivatives instruments for (1,529) million euros.

The liquidity position is one of the indicators of financial position used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly titled indicators used by other groups.

At December 31, 2022, the liquidity position of Orange’s telecom activities amounts to 16,741 million euros and exceeds the repayment obligations of its gross financial debt in 2023. It breaks down as follows:

Liquidity position
(in millions of euros)

€16,740 m
6,394
3,178
2,668
4,500
Available undrawn amount of credit facilities.
Investments at fair value.
Cash.
Cash equivalents.

At December 31, 2022, the Orange group’s telecom activities had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at variable rates. The available undrawn amount of the credit facilities is 6,394 million euros (including 6,000 million euros for Orange SA).

Cash equivalents amount to 3,178 million euros, mainly at Orange SA, comprising 2,632 million euros of UCITS and 150 million euros of term deposits.

Investments at fair value amounted to 4,500 million euros, exclusively at Orange SA, with 4,128 million euros of NEU Commercial Paper and 357 million euros of bonds.

Any specific contingent commitments in terms of financial ratios are presented in Note 14.4.

Due to its cash level and other immediately disposable investments, the Group is not dependent on the sale of receivables organized in certain countries (see Note 4.3).

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

−    one Orange SA bond (see Note 13.5) with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.3 billion euros at December 31, 2022) is subject to a Step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. And since then, the bond has been bearing interest of 9%;

−    the margin of the 6 billion euro syndicated credit facility signed on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2022, this credit facility was undrawn.

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At December 31, 2022, neither Orange’s credit rating nor its outlook has changed compared with December 31, 2021.

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

14.4      Financial ratios

Main commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenant with regard to financial ratios.

Certain subsidiaries of Orange SA have pledged to comply with certain financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

The main commitments are as follows:

−    Orange Egypt: in respect of bank financing agreements signed in 2018 and 2022, of which the total amount outstanding at December 31, 2022 is 1,750 million Egyptian pounds and 101 million US dollars (i.e. 160 million euros), Orange Egypt is required to comply with a "net senior debt to reported EBITDA" ratio;

−    Médi Telecom: in respect of its bank financing agreements signed in 2012, 2014 and 2015, of which the total amount outstanding at December 31, 2022 is 2,043 million Moroccan dirhams (i.e. 183 million euros), Médi Telecom is required to comply with ratios relating to its "net financial debt," "net financial debt/EBITDA" and "net equity";

−    Orange Côte d’Ivoire: in respect of its bank financing agreements signed in 2016 and 2019, of which the total amount outstanding at December 31, 2022 is 71 billion CFA francs (i.e. 252 million euros), Orange Côte d’Ivoire is required to comply with a "net debt to reported EBITDA" ratio;

−    Orange Cameroon: in respect of its bank financing agreements signed in 2015 and 2018, of which the total amount outstanding at December 31, 2022 is 23 billion CFA francs (i.e. 35 million euros), Orange Cameroon is required to comply with a "net debt to reported EBITDA" ratio.

These ratios ware complied with at December 31, 2022.

Default or material adverse change clauses

Most of Orange’s financing agreements, notably including the 6 billion euro syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. Most of these agreements include cross acceleration provisions, however. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

14.5      Credit risk and counterparty risk management

The Group could be exposed to a concentration of counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange considers that it has limited concentration in counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value. An analysis of net trade receivables past due is provided in Note 4.3. For loans and other receivables, amounts past due but not provisioned are not material.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivative agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−    for each non-banking counterparty selected for investments, limits are set, based on the ratings and maturities of the investments;

−    for each bank counterparty selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk) as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks. Exceptionally, subsidiaries occasionally deal with counterparties with the highest ratings available locally.

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Effect of mechanisms to offset exposure to credit risk and counterparty risk of derivatives

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Collateralised Derivatives (net) (a)	1,014	408	(520)
Fair value of collateralised derivatives assets	1,374	690	283
Fair value of collateralised derivatives liabilities	(360)	(282)	(803)
Amount of cash collateral paid/(received) (b)	(1,034)	(362)	611
Amount of cash collateral paid	38	27	642
Amount of cash collateral received	(1,072)	(389)	(31)
Residual exposure to counterparty risk (a) + (b) (1)	(20)	46	91
Non collateralised Derivatives (net)	55	(3)	10
Fair value of non collateralised derivatives assets	81	-	11
Fair value of non collateralised derivatives liabilities	(26)	(3)	(1)

(1)   The residual exposure to counterparty risk is mainly due to a time difference between the valuation of derivatives at the closing date and the date on which the cash collateral exchanges were made.

The change in net cash collateral received between 2021 and 2022 mainly reflects the appreciation of the US dollar and the depreciation of the pound sterling against the euro.

Sensitivity analysis of cash collateral to changes in market interest rates and exchange rates

A change in market rates (mainly euros) of +/- 1% would affect the fair value of derivatives hedging interest rate risk as follows:

A 10% increase or decrease in the euro exchange rate would affect the fair value of derivatives hedging foreign exchange risk as follows:

14.6      Commodity risk management (energy contracts)

The majority of the Group’s electricity needs are met through fixed-price or indexed forward purchase contracts, depending on the situation. In accordance with IFRS 9, contracts entered into on non-financial assets (electricity) to meet the normal business needs of the company and used solely for its business, rather than for speculation or arbitrage on energy price fluctuations, are not considered derivatives. The Group’s commitments under those contracts are presented as off-balance sheet commitments in Note 16.1.

To meet its commitments in terms of Net Zero Carbon by 2040, the Group enters into Power Purchase Agreements for electricity generated by renewable sources. These contracts may be physical (with physical delivery of electricity and therefore not leading to the recognition of derivative instruments), or virtual. Energy supply is achieved through a portfolio of contracts mixing PPA, Solar/Energy As A Service, power purchase contracts with different terms (market), and supply contracts (aggregation and distribution).

The Group is considering Virtual Power Purchase Agreements (VPSAs). These contracts result in the recognition of derivatives at fair value through profit or loss since there is no physical delivery of electricity. At December 31, 2022, the Group only has one Virtual Power Purchase Agreement in Poland. This contract is the subject of a cash flow hedge, the ineffective portion of which has a direct impact on the income statement. Fluctuations in the fair value of the effective portion of the hedge are recognized in other comprehensive income (see Note 13.8.2).

14.7      Equity market risk

Orange SA has no call options on its own shares and no commitments for forward purchases of shares. At December 31, 2022, it held 1,965,171 treasury shares. Orange SA owns subsidiaries listed on equity markets whose share value may be affected by general trends in these markets. In particular, the market value of these listed subsidiaries’ shares is one of the measurement variables used in impairment testing.

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The UCITS in which Orange invests for cash management purposes do not hold equities.

The Orange group is also exposed to equity risk through some of its retirement plan assets (see Note 6.2).

At December 31, 2022, the Group is not materially exposed to market risk on the shares of listed companies.

14.8      Capital management

Orange SA and its non-financial subsidiaries are not subject to regulatory requirements related to equity (other than the usual standards applicable to any commercial company).

Its financial subsidiaries (like electronic money institutions) are subject to regulatory equity requirements specific to their sector and jurisdiction.

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of a balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 13.3), this policy translates into liquidity management as described in Note 14.3 and a specific attention to credit ratings assigned by rating agencies.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing a benefit from the presence of local shareholders.

14.9      Fair value of financial assets and liabilities

The market value of the net financial debt carried by Orange is estimated at 23.8 billion euros at December 31, 2022, for a carrying value of 25.3 billion euros.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2022
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,237	6,237	-	6,237	-
Financial assets	13.7		5,545	5,545	65	5,124	355
Equity securities		FVOCI	421	421	65	-	355
Equity securities		FVR	205	205	-	205	-
Investments at fair value		FVR	4,500	4,500	-	4,500	-
Cash collateral paid		FVR	38	38	-	38	-
Financial assets at amortized cost		AC	381	381	-	381	-
Cash and Cash equivalents	13.3		5,846	5,846	5,846	-	-
Cash		AC	2,668	2,668	2,668	-	-
Cash equivalents		FVR	3,178	3,178	3,178	-	-
Trade payables		AC	(11,551)	(11,551)	-	(11,551)	-
Financial liabilities	13.3		(36,638)	(35,121)	(27,681)	(7,432)	(8)
Financial debts		AC	(36,630)	(35,113)	(27,681)	(7,432)	-
Other		FVR	(8)	(8)	-	-	(8)
Derivatives (net amount) (2)	13.8		1,069	1,069	-	1,069	-

(1)   "AC" stands for "amortized cost," "FVR" stands for "fair value through profit or loss," "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss".

(2)   The classification for derivatives depends on their hedging qualification.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Equity securities	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2021	377	(9)
Gains (losses) taken to profit or loss	(36)	1
Gains (losses) taken to other comprehensive income	19
Acquisition (sale) of securities	(7)
Other	2
Level 3 fair values at December 31, 2022	355	(8)

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The market value of the net financial debt carried by Orange is estimated at 31.5 billion euros at December 31, 2021, for a book value of 24.3 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	6,040	6,040	-	6,040	-
Financial assets	13.7		3,291	3,291	55	2,859	377
Equity securities		FVOCI	432	432	55	-	377
Equity securities		FVR	203	203	-	203	-
Investments at fair value		FVR	2,266	2,266	-	2,266	-
Cash collateral paid		FVR	27	27	-	27	-
Financial assets at amortized cost		AC	363	363	-	363	-
Cash and Cash equivalents	13.3		8,188	8,188	8,188	-	-
Cash		AC	2,709	2,709	2,709	-	-
Cash equivalents		FVR	5,479	5,479	5,479	-	-
Trade payables		AC	(11,163)	(11,163)	-	(11,163)	-
Financial liabilities	13.3		(35,348)	(42,534)	(33,058)	(9,466)	(9)
Financial debts		AC	(35,339)	(42,524)	(33,058)	(9,466)	-
Other		FVR	(9)	(9)	-	-	(9)
Derivatives (net amount)	13.8		405	405	-	405	-

The market value of the net financial debt carried by Orange was estimated at 30.1 billion euros at December 31, 2020, for a book value of 23.5 billion euros.

(in millions of euros)	Note	Classification under IFRS 9	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables		AC	5,645	5,645	-	5,645	-
Financial assets	13.7		4,803	4,803	185	4,372	247
Equity securities		FVOCI	431	431	185	-	247
Equity securities		FVR	141	141	-	141	-
Investments at fair value		FVR	3,206	3,206	-	3,206	-
Cash collateral paid		FVR	642	642	-	642	-
Financial assets at amortized cost		AC	382	382	-	382	-
Cash and Cash equivalents	13.3		7,891	7,891	7,891	-	-
Cash		AC	2,751	2,751	2,751	-	-
Cash equivalents		FVR	5,140	5,140	5,140	-	-
Trade payables		AC	(11,051)	(11,051)	-	(11,051)	-
Financial liabilities	13.3		(35,260)	(41,884)	(34,708)	(7,162)	(14)
Financial debts		AC	(35,247)	(41,870)	(34,708)	(7,162)	-
Other		FVR	(14)	(14)	-	-	(14)
Derivatives (net amount)	13.8		(510)	(510)	-	(510)	-

Accounting policies

The fair values of financial assets and liabilities in the statement of financial position have been classified based on three hierarchy levels:

−    level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

−    level 2: inputs that are observable for the asset or liability, either directly or indirectly;

−    level 3: unobservable inputs for the asset or liability.

The fair value of the financial assets at fair value through other comprehensive income ("FVOCI" and "FVOCIR") is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial assets at amortized cost ("AC"), the Group considers that the carrying value of cash, trade receivables and various deposits provides a reasonable approximation of fair value, due to the high liquidity of these items.

Among financial assets at fair value through profit or loss ("FVR"), with respect to very short-term investments such as deposits, deposit certificates, commercial paper or negotiable debt securities, the Group considers that the par value of the investment and any related accrued interest represent a reasonable approximation of fair value.

The fair value of UCITS is the latest net asset value.

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The fair value of equity securities is the quoted price at year-end for listed securities and, for non-listed securities, uses a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted future cash flows).

For financial liabilities at amortized cost ("AC") the fair value of financial liabilities is determined using:

−    the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease in liquidity to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

−    the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers to be a reasonable approximation of fair value, due to the high liquidity of these items.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss ("FVR") mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the contractual agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivatives, mostly traded over the counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by bank counterparties and Bloomberg.

When there are no reliable market data which identify the probability of default, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) trends. Counterparty credit risk and the Group’s own specific default risk are also continuously monitored based on the monitoring of debt security credit spreads on the secondary market and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of the indebtedness and liquidity risk described in Note 14, CVA and DVA estimates are not material compared with the measurement of the related financial instruments.

Note 15     Equity

At December 31, 2022, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2022, the share capital and voting rights of Orange SA broke down as follows:

15.1      Changes in share capital

No new shares were issued during the 2022 fiscal year.

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15.2      Treasury shares

As authorized by the Shareholders’ Meeting of May 19, 2022, the Board of Directors instituted a new share Buyback program (the 2022 Buyback Program) and canceled the 2021 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2022 Buyback Program is described in the Orange Universal Registration Document (URD) filed with the French Financial Markets Authority (Autorité des marchés financiers - AMF) on March 31, 2022.

(in number of shares)	December 31, 2022	December 31, 2021	December 31, 2020
Free share award plans (1)	1,285,171	2,009,500	1,095,099
Liquidity contract	680,000	-	170,000
Total treasury shares	1,965,171	2,009,500	1,265,099

(1)   During the fiscal year 2021, Orange bought back and delivered treasury shares to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, Orange repurchased shares mainly under the Long-Term Incentive Plans (LTIP) (see Note 6.3).

Accounting policies

Treasury shares are recorded as a deduction from equity, at acquisition cost. Gains and losses arising from the sale of treasury shares are recognized in consolidated reserves, net of tax.

15.3      Dividends

Full Year	Approved by	Description	Dividend per share (in euro)	Payout date	Payment method	Total (in millions of euros)
2022	Board of Directors Meeting on July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders’ Meeting on May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors Meeting on July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders’ Meeting on May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127
2020	Board of Directors Meeting on October 28, 2020	2020 interim dividend	0.40	December 9, 2020	Cash	1,064
	Shareholders’ Meeting on May 19, 2020	Balance for 2019	0.20	June 4, 2020	Cash	532
Total dividends paid in 2020						1,595
2019	Board of Directors Meeting on July 24, 2019	2019 interim dividend	0.30	December 4, 2019	Cash	796
	Shareholders’ Meeting on May 21, 2019	Balance for 2018	0.40	June 6, 2019	Cash	1,061
Total dividends paid in 2019						1,857

The amount available to provide a return to shareholders in the form of dividends is calculated on the basis of the total net income and retained earnings, under French GAAP, of the entity Orange SA, the Group’s parent company.

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15.4      Subordinated notes

Nominal value of subordinated notes

Issues and repurchases of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2020 (in millions of euros)	Issue Redemption	December 31, 2021 (in millions of euros)	Issue Redemption	December 31, 2022 (in millions of euros)	Residual nominal value (in millions of currency)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
2/7/2014	650	782	GBP	5.88%	514	(514)	-	-	-	-
10/1/2014	1,000	1,000	EUR	4.00%	118	(118)	-	-	-	-
10/1/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/1/2014	600	771	GBP	5.75%	721	(174)	547	(547)	-	-
4/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
9/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	700	-	700	-	700	700
5/11/2021	500	500	EUR	1.38%	-	500	500	-	500	500
Issues and purchases of subordinated notes					5,803	(306)	5,497	(547)	4,950

All notes, listed on Euronext Paris, are deeply subordinated notes (senior compared to ordinary shares) i.e.: the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Gains (losses) on disposal, premiums and issuance costs related to issues/repurchases of subordinated notes are presented under "reserves" in equity.

The Group understands that some rating agencies assign an "equity" component from 0 to 50% to capital instruments.

Issues of subordinated notes

−    On February 7, 2014, as part of its EMTN (Euro Medium Term Notes) program, Orange issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF (under visa nos. 14-036 and 14-525).

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at the ECB fix rate on the issue date (0.8314 pound sterling for the issue of February 7, 2014 and 0.7782 pound sterling for the issue of October 1, 2014) and will not be remeasured through the life of the note.

On November 21, 2022, Orange launched a redemption offer for the 426 million pounds sterling remaining on the tranche with an initial nominal value of 600 million pounds sterling (i.e. 547 million euros of an initial historical value of 771 million). On November 30, 2022, following this offer, the Group was able to repurchase 387 million pounds sterling of these subordinated notes (historical value of 496 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to short-term financial liabilities at December 31, 2022 (the redemption having taken place on January 17, 2023).

−    On April 15, 2019, as part of its EMTN program, Orange issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

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Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances were the subject of a prospectus approved by the AMF (respectively, under visa nos. 14-036, 14-525, 19-152 and 19-442).

−    On December 12, 2019, the Group announced its intention to exercise, on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. As a result of Orange’s commitment to buy back this last tranche, it was reclassified as a debt instrument and was therefore presented as a short-term financial liability at December 31, 2019. The coupons due relating to this tranche were recognized in other current liabilities for 21 million euros at December 31, 2019 and were paid in 2020.

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually-defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

Subordinated notes remuneration

The remuneration of holders is recorded in equity five working days before the annual payment date, unless Orange exercises its right to defer the payment.

The tax impact relating to the remuneration of subordinated notes is recorded through profit or loss in the period.

Since their issuance, Orange has not exercised its right to defer the coupon payments related to subordinated notes.

The remuneration of subordinated notes is as follows:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	2022		2021		2020
					(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)	(in millions of currency)	(in millions of euros)
2/7/2014	1,000	1,000	EUR	4.25%	-	-	-	-	-	-
2/7/2014	1,000	1,000	EUR	5.25%	(53)	(53)	(53)	(53)	(53)	(53)
2/7/2014	650	782	GBP	5.88%	-	-	(32)	(36)	(47)	(55)
10/1/2014	1,000	1,000	EUR	4.00%	-	-	(3)	(3)	(21)	(21)
10/1/2014	1,250	1,250	EUR	5.00%	(63)	(63)	(63)	(63)	(63)	(63)
10/1/2014	600	771	GBP	5.75%	(41)	(49)	(33)	(38)	(36)	(39)
4/15/2019	1,000	1,000	EUR	2.38%	(24)	(24)	(24)	(24)	(24)	(24)
9/19/2019	500	500	EUR	1.75%	(9)	(9)	(9)	(9)	(4)	(4)
10/15/2020	700	700	EUR	1.75%	(12)	(12)	(12)	(12)	-	-
5/11/2021	500	500	EUR	1.38%	(7)	(7)	-	-	-	-
Subordinated notes remuneration classified in equity						(215)		(238)	-	(258)
Coupons on subordinated notes reclassified as short-term borrowings						2		-	-	(21)
Subordinated notes remuneration paid						(213)		(238)	-	(279)
The tax effects from the conversion of subordinated notes whose par value is denominated in pounds sterling, and from the gains and losses on disposal, premiums and issuance costs on subordinated notes that have been refinanced, are presented under "other movements" in the consolidated statement of changes in shareholders’ equity and amounted to (2) million euros in 2022, 29 million euros in 2021 and (2) million euros in 2020.

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Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon settlement may be deferred at the option of the issuer. They are booked in equity.

As equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. Where appropriate, a translation adjustment impact is booked in equity when a call option is exercised.

The remuneration of holders is recorded directly in equity at the time of the decision to pay the coupons.

The tax impact related to the remuneration is accounted for through profit or loss, and that related to the remeasurement of the foreign currency portion is accounted for in equity.

Equity component of perpetual bonds redeemable for shares (TDIRAs) (see Note 13.4)

The equity component is determined as the difference between the fair value of the instrument taken as a whole and the fair value of the debt component. The equity component thus determined and recognized at inception is not subsequently re-measured and remains in equity, even when the instrument is extinguished.

15.5      Translation adjustments

(in millions of euros)	2022	2021	2020
Gain (loss) recognized in other comprehensive income during the period	(370)	196	(414)
Reclassification to net income for the period	(4)	4	0
Total translation adjustments	(374)	200	(414)

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Polish zloty	603	645	668
Egyptian pound (1)	(730)	(444)	(503)
Slovak Koruna	220	220	220
Leone	(217)	(150)	(143)
Other	(134)	(155)	(327)
Total translation adjustments	(258)	116	(85)
o/w share attributable to the owners of the parent company	(455)	(96)	(256)
o/w share attributable to non-controlling interests	198	211	171

(1)   Includes the effects of the devaluation of the Egyptian pound in 2022.

Accounting policies

The functional currency of foreign operations located outside the euro area is generally the local currency, unless the major cash flows are made with reference to another currency (such as the Orange Romania - euros and in the Democratic Republic of the Congo - American dollars).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyper-inflationary economy are translated into euros (the Group’s presentation currency) as follows:

−    assets and liabilities are translated at the year-end rate;

−    items in the income statement are translated at the average rate for the period;

−    the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Translation adjustments are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through the sale, liquidation, repayment of capital or discontinuation of all, or part of, that activity. The decrease in the carrying value of a foreign operation, either due to its own losses or because of the recognition of an impairment loss, does not result in a reclassification through profit or loss of the accumulated translation adjustments.

Reclassification of translation adjustments is presented in profit or loss within:

−    net income of discontinued operations, when a line of business or major geographical area is disposed of;

−    gains (losses) on disposal of fixed assets, investments and activities, when other businesses are disposed of;

−    reclassification of cumulative translation adjustment from liquidated entities, in the event of the liquidation or discontinuation of an activity without disposal.

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15.6      Non-controlling interests

The data presented below concern all entities of the following groups:

(in millions of euros)	2022	2021	2020
Credit part of net income attributable to non-controlling interests (a)	509	577	297
o/w sub-group Sonatel	269	243	197
o/w group Orange Polska	94	222	-
o/w sub-group Orange Côte d’Ivoire	50	53	43
o/w Médi Telecom	33	19	10
o/w Jordan Telecom	29	16	11
o/w group Orange Belgium	20	12	26
Debit part of net income attributable to non-controlling interests (b)	(38)	(33)	(63)
o/w sub-group Romania	(33)	-	-
o/w Orange Bank	-	(22)	(51)
o/w group Orange Polska	-	-	(3)
Total part of net income attributable to non-controlling interests (a) + (b)	471	545	233
Credit part of comprehensive income attributable to non-controlling interests (a)	524	612	256
o/w sub-group Sonatel	263	263	176
o/w group Orange Polska	114	215	-
o/w sub-group Orange Côte d’Ivoire	52	55	39
o/w Jordan Telecom	39	27	-
o/w Médi Telecom	24	23	-
o/w group Orange Belgium	19	13	25
Debit part of comprehensive income attributable to non-controlling interests (b)	(37)	(31)	(98)
o/w sub-group Romania	(31)	-	-
o/w Orange Bank	-	(22)	(50)
o/w group Orange Polska	-	-	(35)
o/w Jordan Telecom	-	-	(3)
Total part of comprehensive income attributable to non-controlling interests (a) + (b)	487	580	158

(in millions of euros)	2022	2021	2020
Dividends paid to non-controlling interests	328	218	225
o/w sub-group Sonatel	185	166	165
o/w sub-group Orange Côte d’Ivoire	51	29	9
o/w Orange Polska	35	-	-
o/w Médi Telecom	33	-	24
o/w Jordan Telecom	18	11	9
o/w group Orange Belgium	-	7	14

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Credit part of equity attributable to non-controlling interests (a)	3,183	3,030	2,653
o/w group Orange Polska	1,250	1,170	953
o/w sub-group Sonatel	907	826	755
o/w sub-group Orange Côte d’Ivoire	253	257	230
o/w sub-group Romania (1)	217	267	-
o/w Jordan Telecom	193	171	154
o/w Médi Telecom	140	148	127
o/w group Orange Belgium	155	138	285
Debit part of equity attributable to non-controlling interests (b)	(11)	(10)	(10)
Total equity attributable to non-controlling interests (a) + (b)	3,172	3,020	2,643

(1)   Includes the effect of the integration of Telekom Romania Communications from 30 September, 2021.

In 2022, there were no significant changes in the scope of non-controlling interests.

In 2021, the main movements in non-controlling interests related to the purchase of Orange Belgium minority interests, mainly under the public tender offer launched in April 2021, as well as the purchase of the remaining minority interests in Orange Bank and the acquisition of 54% of Telekom Romania Communications by Orange Romania in September 2021 (see Note 3.2).

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Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase holdings from non-controlling shareholders, the carrying value of the non-controlling interests is reclassified to financial debt.

When the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in equity attributable to the owners of the parent company. Financial debt is remeasured at each reporting period end in accordance with the contractual arrangements (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRS, with a counterparty in net finance costs.

Non-controlling interests that are debtors

Total comprehensive income of a subsidiary is attributed to the owners of the parent company and to the non-controlling interests. In accordance with IFRS 10, this can result in the non-controlling interests having a deficit balance.

Transactions with shareholders of a controlled entity

Each transaction with minority shareholders of an entity controlled by the Group, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on consolidated comprehensive income.

15.7      Earnings per share

Net income

The Group net income used to calculate basic and diluted earnings per share is determined according to the following method:

(in millions of euros)	2022	2021	2020
Net income - basic	2,146	233	4,822
Effect of subordinated notes	(200)	(225)	(255)
Net income attributable to the owners of the parent company - basic (adjusted)	1,946	8	4,567
Impact of dilutive instruments:
TDIRA	12	-	9
Net income attributable to the owners of the parent company - diluted	1,957	8	4,577

Number of shares

The weighted average number of shares used to calculate the basic and diluted earnings per share is presented below:

(number of shares)	2022	2021	2020
Weighted average number of ordinary shares outstanding	2,658,328,369	2,656,981,542	2,656,122,534
Impact of dilutive instruments on number of ordinary shares:
TDIRA	27,269,551	-	26,945,386
Free share award plans (LTIP)	1,233,198	776,743	720,936
Weighted average number of shares outstanding - diluted	2,686,831,119	2,657,758,285	2,683,788,856

The average market price of the Orange Share is higher than the fair value adopted under the free share award plans for all periods presented (see Note 6.3). The number of shares corresponding to this difference was thus dilutive at the reporting date of the periods presented.

At December 31, 2022 (as at December 31, 2020), the TDIRAs were included in the calculation of diluted net earnings per share since they are dilutive. At December 31, 2021, the TDIRAs were not included in the calculation of diluted net earnings per share (lower consolidated net income in 2021) since they were anti-dilutive.

Earnings per share

(in euros)	2022	2021	2020
Earning per share - basic	0.73	0.00	1.72
Earning per share diluted	0.73	0.00	1.71

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Accounting policies

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

−    basic earnings per share are calculated by dividing net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by the weighted average number of ordinary shares outstanding during the period;

−    diluted earnings per share are calculated based on the same net income, adjusted for the finance cost of dilutive debt instruments, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. These instruments are considered dilutive when they have the effect of reducing earnings per share of continuing operations.

When basic earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of a capital increase at a price lower than the market price, and in order to ensure comparability of the reporting periods shown, the weighted average numbers of shares outstanding in current and previous periods are adjusted. Treasury shares owned, which are deducted from the consolidated equity, do not enter into the calculation of earnings per share.

Note 16     Unrecognized contractual commitments (telecom activities)

Only the contractual commitments and off-balance sheet commitments of the entities controlled by the Group are presented below.

At December 31, 2022, Orange is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned in this note.

16.1      Operating activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operating activities commitments	12,462	5,097	4,851	2,514
Operating leases commitments	148	45	76	26
Handsets purchase commitments	2,573	1,820	746	6
Transmission capacity purchase commitments	1,621	236	585	800
Other goods and services purchase commitments	5,036	1,785	2,270	981
Investment commitments	1,559	858	587	114
Public Initiative Networks commitments (1)	63	13	20	30
Guarantees granted to third parties in the ordinary course of business	1,462	338	567	556

(1)   Including unrecognized contractual commitments carried by Orange SA in the context of the deployment of the High and Very High Speed network in France. The unrecognized contractual commitments relating to Orange Concessions’ group are presented in Note 11.3.

Lease commitments

Lease commitments include property leases relating to contracts for which the underlying asset will be available after December°31, 2022 and leases for which the Group applies the exemptions allowed by IFRS 16 (see Note 9).

(in millions of euros)	Minimum future lease payments
Property lease commitments	122
o/w technical activities	32
o/w shops/offices activities	90

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	Between one and two years	Between two and three years	Between three and four years	Between four and five years	More than five years
Property lease commitments	122	35	24	16	19	6	22

Lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible termination date.

Property lease commitments in France represent 31% of all property lease commitments.

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Handsets purchase commitments

Handsets purchase commitments amounted to 2,573 million euros at December 31, 2022 and correspond mainly to the balance of commitments relating to contracts signed in 2021 and spread over a 3 year period.

Transmission capacity purchase commitments

Transmission capacity purchase commitments at December 31, 2022 represented 1,621 million euros. They include an agreement on the use of an FTTH network in Spain for 849 million euros and 364 million euros for the provision of satellite transmission capacity (the maturity of these commitments extends until 2026, depending on the contract).

Other purchase commitments goods and services

The Group’s other purchase commitments for goods and services mainly relate to network operation and maintenance.

At December 31, 2022, these commitments included:

−    energy purchase commitments for an amount of 1,289 million euros;

−    commitments relating to co-financed and leased lines for an amount of 652 million euros;

−    the purchase of broadcasting rights for an amount of 486 million euros;

−    hosting services for active equipment for mobile sites under a "built-to-suit" agreement for an amount of 466 million euros;

−    site management service contracts ("TowerCos") signed in Africa: these commitments represent an amount of 321 million euros;

−    the maintenance of submarine cable for which Orange has joint ownership or user rights, for an amount of 234 million euros;

−    network maintenance for an amount of 218 million euros;

−    commitments to partners in the field of sports for an amount of 179 million euros.

Investment commitments

At the end of December 2022, investment commitments amounted to 1,559 million euros.

In addition of commitments expressed in monetary terms, the Group has made commitments to National Regulatory Authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the above statement of commitments related to operating activities if they have not been expressed in monetary terms, which is usually the case. The Group has accordingly agreed to meet the following conditions:

In France:

−    when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

-     a network coverage obligation of 7 predefined zones by 2025,

-     an obligation to provide two sites by 2024;

−    the obligations included in the authorization to use 5G spectrum in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas,

-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025 and major roads by the end of 2027,

-     the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs;

−    pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas:

-     Orange proposed to commit to ensuring that, within its FTTH roll-out scope in the AMII (Appel à manifestation d’intérêt - Call for Investment Intentions) area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL (Appel à manifestation d’engagements locaux - Call for Local Commitments) procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-     lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique;

−    on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029,

-     the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites,

-     acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi, SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings,

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-     improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision No. 2016-1678 relating to publications providing information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the spectrum in the 700 MHz band was allocated:

-     coverage obligations in "priority roll-out areas" (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in "white areas" not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band; 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "white area" program.

In Europe:

−    when licenses were awarded in the 700, 900, 1,800 and 2,100 MHz bands in Belgium in 2022:

-     a network coverage obligation of the population with an outdoor download quality of service of 6 Mbits/s (70% within one year, 99.5% within 2 years and 99.8% within 6 years),

-     a coverage obligation for 15 railway lines with a minimum speed of 10 Mbits/s for 98% of locations by the end of 2024;

−    when a 4G license was awarded in the 2,100 MHz band in Poland in 2022, a coverage obligation of 20% of the population with a minimum speed of 144 kb/s;

−    when two spectrum blocks were awarded in the 700 MHz band and one block in the 3.4-3.8 GHz band in Romania in 2022:

-     a network coverage obligation of 95% in 80 municipalities classified as "white areas" (60 municipalities within 4 years and 80 within 6 years),

-     an indoor network coverage obligation of 70% of the population with a minimum speed of 92 kb/s in rural areas and 85 kb/s in urban areas within 6 years,

-     a network coverage obligation of 95% of the modern railway network and highways including new projects under construction (85% within 4 years and 95% within 6 years),

-     a network coverage obligation of 85% of international airports with a minimum speed of 100 Mbits/s within 2 years,

-     an obligation to develop 2,000 network stations allowing a minimum network speed of 100 Mbits/s nationwide (including 200 stations to be built in Bucharest within 2 years, 500 stations to be built outside Bucharest within 2 years, 1,200 stations to be built outside Bucharest within 4 years and 1,800 stations to be built outside Bucharest within 8 years);

−    in 2021 in Spain, when the two license blocks in the 700 MHz band were allocated:

-     a network coverage obligation of municipalities with a population of more than 50,000 (30% in one year, 70% in 3 years and 100% in 4 years),

-     network coverage obligation of airports, ports, railway stations and main roads for municipalities with more than 50,000 inhabitants by the end of 2025;

−    when a 5G license in the 700 MHz band was awarded in Slovakia in 2020:

-     an obligation to provide 5G services using a new radio access network within 2 years of the award,

-     a coverage obligation of 95% of the population of the regional capitals by the end of 2025, 90% of the population outside the regional capitals and 70% of the total population by the end of 2027.

In Africa & Middle East;

−    when a 5G license in the 3 500 MHz band was awarded in Jordan in 2022, a coverage obligation of the main interests spots within 3 years, a coverage obligation of 50% of the population within 4 years and 75% within 9 years;

−    in 2020, in Burkina Faso, when the 4G license was granted and the 2G and 3G licenses renewed, a coverage obligation of 60 new localities over 8 years and main roads over 6 years;

−    in 2016, in Egypt, when the 4G license was granted, a coverage obligation of 4G for 11% of the population in 1 year, 42.5% in 4 years, 69.5% in 6 years and 70% in 10 years.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that the Group is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

Commitments made by the Group to third parties in the ordinary course of business represented 1,462 million euros at December°31, 2022. They include 739 million euros of performance guarantees granted to some of its B2B customers, in particular in the context of network security and remote access.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not material. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated subsidiaries are not considered as unrecognized contractual commitments, as they would not increase the Group’s commitments by comparison with the underlying obligations of the consolidated subsidiaries.

16.2      Consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of disposal agreements between Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2022, the main warranties in effect are as follows:

−    a warranty given to BT as part of the EE sale, backed 50/50 by the Orange group and Deutsche Telekom as tax and fundamental warranties, except for events ascribable solely to one or the other, and capped at the contractually set price of disposal of 5.1 billion pounds sterling (5.8 billion euros converted at the exchange rate at December 31, 2022) for Orange’s share, which will expire in 2023;

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−    fundamental warranties granted to the HIN consortium in connection with the disposal of Orange Concessions (50% of the capital sold in 2021), expiring 3 years after the date of the transaction, and tax warranties expiring 60 days after the end of the statutory limitation periods;

−    warranties granted to the APG group in connection with the disposal of the FiberCo in Poland (50% of the capital sold in 2021), which will expire at the end of 18 months, with the exception of the tax and fundamental warranties, which will expire after 7 and 6 years, respectively;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Asset and liability warranties received in relation to acquisitions

Under the terms of acquisition agreements between Group companies and the transferors of certain assets, the Group has received warranty clauses relating to assets and liabilities. Nearly all material acquisition agreements provide for caps on these warranties.

At December 31, 2022, the main warranties in effect are as follows:

−    standard and specific capped warranties obtained from Hellenic Telecommunications Organization S.A. in connection with the acquisition of Telekom Romania Communications, which will expire on March 31, 2023 (with respect to general representations and warranties) and September 30, 2028 (with respect to fundamental warranties). Some specific capped allowances have also been obtained, for up to 10 years.

Orange believes that the risk of all these warranties being enforced is remote or that the potential consequences of their being enforced are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The ongoing commitments at December 31, 2022 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option were exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Orange Concessions

Under the terms of the shareholders’ agreement signed on March 27, 2021, which became effective on November 3, 2021, with the HIN consortium (made up of La Banque des Territoires, Caisse des dépôts, CNP Assurances and EDF), Orange has a call option that can be exercised in fiscal year 2026 enabling it to acquire at market value 1% of the voting rights of Orange Concessions, subject to the award of the authorizations.

FiberCo in Poland

Under the terms of the shareholders’ agreement with APG Group signed on April 11, 2021, Orange has a call option that can be exercised from fiscal year 2027 giving it the right to purchase at market value 1% of the share capital of ´Swiatlowód Inwestycje Sp.z o.o., subject to the award of the authorizations.

16.3      Financing commitments

The Group’s main commitments related to financial payables are set out in Note 14.

Orange has pledged (or given as guarantees) certain investment securities and other assets to financial lending institutions or used them as collateral to cover bank loans and credit facilities.

Guarantees granted to some lenders to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented below do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restrictions in network asset sharing agreements.

As of December 31, 2022 Orange had no material pledges on its subsidiaries’ securities.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Assets held under leases	1,134	998	716
Non-current pledged, mortgaged or receivership assets (1)	20	21	20
Collateralized current assets	2	2	2
Total	1,157	1,021	739

(1)   Non-current pledged, mortgaged or receivership assets are shown excluding cash collateral deposits, which are presented in Note 13.

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Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

(in millions of euros)	Total in statement of financial position (a)	Amount of asset pledged, mortgaged or receivership (b)	Percentage (b)/(a)
Intangible assets, net (excluding goodwill)	14,892	19	0%
Property, plant and equipment, net	31,630	2	0%
Non-current financial assets	977	-	-
Other (1)	34,480	-	-
Total	81,978	20	0%

(1)   This item mainly includes net goodwill, interests in associates, net deferred tax assets, non-current derivatives assets and rights-of-use.

Note 17     Mobile Financial Services activities

17.1      Financial assets and liabilities of Mobile Financial Services

The financial statements of Mobile Financial Services activities were put into the format of the Orange group’s consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readability of financial statements and to distinguish the performance of telecom activities from Mobile Financial Services activities performance, the notes on financial assets, liabilities and results are split to reflect these two business scopes.

Thus Note 13 presents the assets, liabilities and results specific to telecom activities and Note 17 focuses on the financial assets and liabilities of Mobile Financial Services, as its financial result is not material.

The following table reconciles the balances of assets and liabilities for each of these two scopes (intra-group transactions between telecom activities and Mobile Financial Services are not eliminated) with the consolidated statement of financial position at December 31, 2022.

(in millions of euros)	Orange consolidated financial statements	o/w telecom activities	Note	o/w Mobile Financial Services	Note	o/w eliminations telecom activities/mobile financial services
Non-current financial assets related to Mobile Finance Services activities	656	-		656	17.1.1	-
Non-current financial assets	977	1,004	13.7	-		(27) (1)
Non-current derivatives assets	1,458	1,342	13.8	116	17.1.3	-
Current financial assets related to Mobile Financial Services activities	2,742	-		2,747	17.1.1	(6)
Current financial assets	4,541	4,541	13.7	-		-
Current derivatives assets	112	112	13.8	-	17.1.3	-
Cash and cash equivalents	6,004	5,846	14.3	158		-
Non-current financial liabilities related to Mobile Finance Services activities	82	-		109	17.1.2	(27) (1)
Non-current financial liabilities	31,930	31,930	13.3	-		-
Non-current derivatives liabilities	397	335	13.8	62	17.1.3	-
Current financial liabilities related to Mobile Financial Services activities	3,034	-		3,034	17.1.2	-
Current financial liabilities	4,702	4,708	13.3	-		(6)
Current derivatives liabilities	51	51	13.8	-	17.1.3	-

(1)   Loan granted by Orange SA to Orange Bank.

The Mobile Financial Services segment includes Orange Bank and other entities. As the contribution of other entities to the statement of financial position of Mobile Financial Services and therefore of the Group is not material, only Orange Bank data is presented in detail below.

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Accounting policies

Since the concept of current or non-current does not exist in bank accounting, financial assets and liabilities related to loans and borrowings to customers or credit institutions (the ordinary activities of a bank) are classified as current for all periods presented.

With regard to other financial assets and liabilities, classification as current and non-current has been made in light of both the original intention of management and the nature of the assets and liabilities in question. For example, with regard to Orange Bank’s other financial assets, since investments are managed by portfolio, only the transaction portfolios (financial assets at fair value through profit or loss) have been recorded as current financial assets.

17.1.1       Financial assets related to Orange Bank transactions (excluding derivatives)

The financial assets related to the transactions of Orange Bank break down as follows:

(in millions of euros)	December 31, 2022			December 31, 2021	December 31, 2020
	Non-current	Current	Total	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	3	-	3	3	2
Investments securities	3	-	3	3	2
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	294	3	296	441	540
Debt securities	294	3	296	441	540
Financial assets at fair value through profit or loss	50	-	50	73	94
Investments at fair value	-	-	-	-	-
Cash collateral paid	42	-	42	59	74
Other	8	-	8	14	20
Financial assets at amortized cost	309	2,712	3,021	2,752	2,651
Fixed-income securities	309	1	310	387	579
Loans and receivables to customers	-	2,517	2,517	2,297	2,000
Loans and receivables to credit institutions	-	191	191	66	70
Other	-	2	2	1	2
Total financial assets related to Orange Bank activities	656	2,714	3,370	3,268	3,288

Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss

(in millions of euros)	2022	2021	2020
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the opening balance	441	540	656
Acquisitions	405	732	386
Repayments and disposals	(538)	(839)	(500)
Changes in fair value	(12)	-	1
Other items	-	7	(3)
Debt securities measured at fair value through other comprehensive income that will be reclassified to profit or loss - in the closing balance	296	441	540

(in millions of euros)	2022	2021	2020
Profit (loss) recognized in other comprehensive income during the period	(2)	1	1
Reclassification adjustment in net income during the period	-	0	0
Other comprehensive income related to Orange Bank	(2)	1	1

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Loans and receivables of Orange Bank

Loans and receivables of Orange Bank are composed of loans and receivables with customers and credit institutions.

In the context of adapting the bank’s accounts into the Group’s financial statements, the following have been considered as loans and advances to customers: clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Overdrafts (1)	900	828	802
Housing loans	956	914	869
Investment loans	72	86	129
Installment receivables (2)	519	422	183
Current accounts	28	5	10
Other	42	42	7
Total loans and receivables to customers	2,517	2,297	2,000
Overnight deposits and loans	83	2	-
Loans and receivables	44	45	52
Other	64	19	18
Total loans and receivables to credit institutions	191	66	70

(1)   Since October 2020, Orange Bank has been engaged in a self-subscribed securitization program of a portfolio of French personal loans for approximately 600 million euros.

(2)   Purchase of Orange Spain receivables.

Accounting policies

Financial assets

−    Financial assets at fair value through profit or loss (FVR)

Certain equity securities which are not consolidated or equity-accounted and cash investments such as negotiable debt securities, deposits and money market UCITS, which are compliant with the Group’s liquidity risk management policy, may be designated by Orange Bank as being recognized at fair value through profit or loss. These assets are recognized at fair value at initial recognition and subsequently. All changes in value are recorded in profit or loss.

−    Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss (FVOCI)

Equity securities which are not consolidated or equity-accounted are, subject to exceptions, recognized as assets at fair value through other comprehensive income that will not be reclassified to profit or loss. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value and gains (losses) on disposals are recorded as other comprehensive income that will not be reclassified to profit or loss.

−    Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss (FVOCIR)

Assets at fair value through other comprehensive income that may be reclassified to profit or loss mainly include investments in debt securities. They are recognized at fair value at initial recognition and subsequently. Temporary changes in value are recorded in other comprehensive income that may be reclassified to profit or loss. In case of disposal, the cumulative gain (or loss) recognized in other comprehensive income that may be reclassified to profit or loss is then reclassified to profit or loss.

−    Financial assets at amortized cost (AC)

This category primarily comprises various loans and receivables as well as fixed-income securities held for the purpose of collecting contractual flows. These instruments are recognized at fair value at initial recognition and are subsequently measured at amortized cost using the effective interest method.

Impairment of financial assets

In accordance with IFRS 9, debt instruments classified as financial assets at amortized cost or as financial assets at fair value through other comprehensive income, lease receivables, financing commitments and financial guarantees given are systematically subject to impairment or a provision for an expected credit loss. These impairment losses and provisions are recorded as soon as loans are granted, commitments are concluded or bonds are purchased, without waiting for the appearance of an objective indication of impairment.

To do this, the financial assets concerned are divided into three categories according to the change in credit risk observed since their initial recognition and an impairment loss is recorded on the amount outstanding of each of these categories, as follows:

−    performing loans: the calculation of expected losses is made on a 12-month basis, and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−    impaired loans: if the credit risk has significantly deteriorated since the loans were recorded in the balance sheet, the expected losses, estimated over the duration of the loan, are recognized as an impairment or a provision and the financial income (interest) is calculated on the basis of the gross amount of the instrument;

−    doubtful loans: impairment or a provision is recognized for the expected loss, estimated over the duration of the loan. The financial income is calculated on the basis of the amount of the instrument net of the impairment.

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17.1.2       Financial liabilities related to Orange Bank transactions (excluding derivatives)

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Payables to customers	1,787	1,796	1,883
Debts with financial institutions (1)	837	1,009	885
Deposit certificate	325	356	358
Cash collateral deposit	82	-	-
Other (2)	112	27	30
Total Financial liabilities related to Orange Bank activities (3)	3,143	3,188	3,155

(1)   Including 661 million euros related to TLTRO refinancing.

(2)   Including 85 million euro of rate hedging credit portfolios reassessment.

(3)   Including 110 million euros of non-current liabilities in 2022, 27 million euros of non-current financial liabilities in 2021 and 28 million euros in 2020.

Payables related to Orange Bank transactions are composed of customer deposits and bank’s payables with credit institutions.

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Current accounts	680	764	949
Passbooks and special savings accounts (1)	1,010	995	908
Other	97	37	26
Total payables to customers	1,787	1,796	1,883
Term borrowings and advances	700	667	615
Securities delivered under repurchase agreements	137	331	270
Other	-	11	-
Total debts with credit institutions	837	1,009	885

(1)   At the end of December 2022, 42 million euros had been centralized at Caisse des dépôts.

17.1.3       Derivatives of Orange Bank

Derivatives qualified as fair value hedges

The main unmatured fair value hedges at the end of 2022 set up by Orange Bank concern the following interest rate swaps:

−    1,203 million euros in notional value (of which 374 million euros maturing in 2023, 208 million euros maturing between one and five years and 622 million euros at more than five years), macro-hedging credit portfolios (lease property restructuring, consumer credit and spread payments). The fair value of these derivatives at December 31, 2022 is 85 million euros;

−    210 million euros in notional value hedging a portfolio of French inflation-indexed fungible Treasury bonds (Obligations Assimilables du Trésor indexées sur l’inflation française - OATi) of the same amount and maturity, i.e. 2023. The fair value of these swaps at December 31, 2022 is (57) million euros;

−    124 million euros in notional value (of which 24 million euros maturing in 2023 and 100 million euros at more than five years), hedging a portfolio of French fungible Treasury bonds OAT (Obligations Assimilables du Trésor - OAT) of the same amount and maturity. The fair value of these swaps at December 31, 2022 is (20) million euros;

−    20 million euros in notional value hedging a portfolio of French fungible Treasury bonds OATie (Obligations Assimilables du Trésor indexées sur l’inflation des prix de la zone euro - OAT) index-linked to consumer prices harmonized within the euro zone of the same amount and maturity, i.e. 2030. The fair value of these swaps at December 31, 2022 is 1.7 million euros;

−    5 million euros in notional value hedging a portfolio of securities maturing in 2028, whose fair value at December 31, 2022 is 2 million euros.

The ineffective portion of these hedges recognized in profit or loss in 2022 is not material.

Cash flow hedge derivatives

At January 1, 2020, Orange Bank had documented a micro-hedging of its issues through interest rate swaps which, at the end of 2022, represented:

−    219 million euros in notional value (including 33 million euros maturing in 2023, 176 million euros maturing between one and two years and 10 million euros maturing in 2027), hedging negotiable debt securities issued by the bank, the fair value of which was 8 million euros at December 31, 2022.

Trading derivatives

−    Orange Bank has set up interest rate swaps as economic hedges (not designated as hedges under IFRS) of EIB securities for a total notional amount of 10 million euros maturing in 2029, the fair value of which was 0.5 million euros at December 31, 2022. The net effects of this economic hedge on profit or loss are not material;

−    Orange Bank has a portfolio of trading swaps with a total notional value of 16 million euros (of which 6 million euros maturing within five years and 10 million euros at more than five years) and a total fair value of (0.3) million euros at December 31, 2022;

−    Orange Bank has set up interest rate futures with a notional amount of 1 million euros. The notional amount of these derivatives only gives an indication of the volume of outstanding contracts on the financial instrument markets and does not reflect the market risks associated with such instruments or the notional value of the hedged instruments. The net effects of this economic hedge on profit or loss are not material.

17.2      Information on market risk management with respect to Orange Bank activities

Orange Bank has its own risk management system in accordance with banking regulations. In terms of banking regulation, Orange Bank is under the supervision of the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de résolution - ACPR) and must at all times comply with a capital requirement in order to withstand the risks associated with its activities.

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Orange Bank’s activities expose it to most of the risks defined by the ordinance of November 3, 2014, relating to the internal control of companies in the banking, payment services and investment services sector subject to the control of the ACPR. The most significant of these risks are:

−    credit risk and counterparty risk: the risk of loss incurred in the event of default by a counterparty or counterparties considered as the same beneficiary;

−    liquidity risk: the risk that the company will not be able to meet its commitments or not be able to unwind or offset a position due to the market situation;

−    operational risk: the risk resulting from an inadequacy or failure due to procedures, employees or internal systems or to outside events, including events that are unlikely to occur but that would incur a high risk of loss. Operational risk includes the risk of internal and external fraud and IT risk;

−    interest rate risk: the risk incurred in the event of changes in interest rates impacting on-balance sheet and off-balance sheet transactions, excluding, where applicable, transactions exposed to market risk;

−    non-compliance risk: the risk of judicial, administrative or disciplinary sanctions, material financial loss or damage to reputation, arising from non-compliance with provisions specific to banking and financial activities;

−    concentration risk: the risk arising from excessive exposure to a counterparty, to a group of counterparties operating in the same economic sector or geographic area, or the application of credit risk reduction techniques, particularly collateral issued by a single entity;

−    market risk: the risk of loss due to movements in market product prices.

The size of the bank and its moderate risk profile led to the choice of standard methods regarding the application of Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013.

Orange Bank is not involved with complex products. For market transactions, the bank’s Executive Committee sets the limits while the Risk Management Department monitors compliance with these limits and the quality of the authorized signatories.

In addition, the Bank has defined and regularly tests its business continuity system. The Bank has also undertaken, as comprehensively as possible, to identify and asset its operational risks, for which it also monitors occurrences.

In line with regulations, and in particular titles IV and V of the Ordinance of November 3, 2014, the bank’s Executive Committee, on the recommendation of the Risk Management Department, establishes the institution’s risk policy, which is formalized through the risk appetite framework, and ensures its proper implementation.

The Risk Management Department analyzes and monitors risk, carries out the necessary controls and produces reports for various committees: The Credit Committee (management of credit and counterparty risk), the Risk and Audit Committee (management of operational risks), the Financial Security and Compliance Committee (management of non-compliance risk), the ALM Committee (management of market, interest rate and liquidity risk) and the Executive Committee.

17.2.1       Credit risk and counterparty risk management

Since July 2022, Orange Bank has began migrating its consumer credit distribution platform, previously hosted by Franfinance (Société Générale Group), to Younited Credit. The roll-out is expected to be completed in 2023. The bank will thus benefit from new technologies for credit risk management (risk-based pricing, open banking scoring, anti-fraud tools).

At the end of December 2022, the cost of risk of Orange Bank amount to 42 million euros, including 6 million euros in France and 35 million euros in Spain. Excluding exceptional adjustments (reversal of Covid provisions or review of models), the cost of risk is 14 million euros for France and 32 million euros for Spain.

In France, the cost of risk is mainly concentrated in demand deposit accounts due to the increase in outstanding debit balances and the increase in the number of accounts managed by the bank.

In Spain, the cost of risk is mainly related to the increase in Orange Spain’s mobile handset financing outstandings from 469 million euros at December 31, 2021 to 594 million euros at December 31, 2022.

The bank has also continued to review provisioning models to adapt them to the new configuration of the credit portfolio and to recent crises. This led to an adjustment of provisioning levels at December 31, 2022 in order to take better account of the current macroeconomic context (war in Ukraine, rising interest rates, inflation).

The bank has thus reviewed the forward-looking impact on its provisions, which amount to 3 million euros in France and 4 million euros in Spain at the end of 2022, compared with 11 million euros in 2021 (provision related to the Covid-19 crisis), leading to an overall reversal of 4 million euros.

17.2.2       Market and interest rate risk management

Orange Bank does not carry out proprietary trading operations. Its market activity mainly consists of investments to optimize liquidity management and purchases of interest rate hedges.

The value of the securities portfolio continues to decrease in line with the bank’s strategy, market risk indicators remain stable and the associated risks are not material.

Fixed-interest securities in investment portfolios are hedged. Orange Bank has no exposure classified as trading book. Interest rate risk, after the capital increase in November 2022, is less than 3% of CET1 (Common Equity Tier 1 capital). Finally, the basic risk is not material.

17.2.3       Liquidity risk management

In 2022, Orange Bank continued to manage its liquidity in a prudent manner. At the end of December 2022, the net stable funding ratio (NSFR) is 133% and the LCR (short-term liquidity coverage ratio) reaches 373%. Nevertheless, 2022 was characterized by the increase in the liquidity deficit related to customer transactions. These increased from 640 million euros in early 2022 to 855 million euros at the end of December 31, 2022. The changes in this deficit can mainly be explained by loan production, while customer deposits are down, due to the extinctive management of certain portfolios (especially the enterprise activity).

Orange Bank stepped up the diversification of its financing sources in anticipation of the growth in loan production and the slowdown of the ECB’s TLTRO programs, notably by entering into a partnership with Raisin.

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17.2.4       Operational risk management

At bank level, the operational risk guidance scope covers:

−    operational risks carried by all the bank’s activities (management, operating and support activities);

−    operational risks from essential service providers.

Operational risk is managed by the permanent control and operational risk director, who reports to the Risk, Control and Compliance Director, who in turn reports directly to an effective Orange Bank staff manager.

The bank’s operational risk management system is based on the collection of operational incidents and losses, risk mapping, scenario analyses and key risk indicators managed by the operational risk department and monitored within the context of the bank’s risk appetite. A record is kept of all of the bank’s operational incidents (proven risks), including IT, IT security and non-compliance risk. Incidents are reported as soon as they are detected by all bank employees in a dedicated IT tool.

Where non-compliance incidents are identified, the Operational Risks Department notifies the Compliance Department, which is responsible for monitoring and managing them.

The operational losses sustained by the entity in 2022 amounted to 2.3 million euros. They amounted to 1.3 million euros in 2021 and 1.4 million euros in 2020. The losses recorded in 2022 are mainly due to external fraud, as well as IT incidents, execution errors and commercial disputes. This change in the bank’s operational risk profile is a result of the diversification of the business and the numerous projects launched by the entity. Action plans have been defined jointly with the business lines to strengthen operational risk management while optimizing the bank’s processes to increase their resilience to the different types of risk mentioned above.

17.2.5       Non-compliance risk management

Orange Bank’s Compliance function is part of the Compliance, Financial Security and Investment Services Compliance Department, whose Director is a member of the Executive Committee. This function is impartial and independent from the operational business lines to safeguard its objectivity. It is also a local function responsible for ensuring that all of the bank’s business lines adhere to the compliance system.

The main mission of Compliance is to oversee the management of non-compliance risk. It ensures that the level of non-compliance risk to which Orange Bank is exposed is compatible with the guidelines and policies set by the Board of Directors in this area, as well as with the overall limits for financial, non-financial and operational risk (e.g. reputational risk, regulatory sanctions, etc.).

In this context, Compliance implements all actions aimed at ensuring compliance with the requirements of external and internal standards (organization, processes, procedures). These actions take place along the entire value chain, from the execution of transactions by the various business lines to their monitoring by Compliance.

As the first level of control, employees and their superiors identify the risks arising from their activity and comply with the procedures and limits set out in the General Procedures and operating procedures. They are in particular responsible for:

−    implementing operational controls and first-level controls that can be formalized, tracked and reported on;

−    formalizing and verifying compliance with the procedures for processing transactions, detailing the responsibilities of those involved and the types of controls carried out;

−    verifying the compliance of transactions;

−    implementing the recommendations drawn up by the second-level control functions for the first-level control system;

−    reporting to and alerting second-level control functions. As the second level of control, Compliance verifies in particular that the risks have been identified, assessed and managed by the first level of control in accordance with the rules and procedures in place.

In particular, Compliance is responsible for overseeing:

−    the compliance of transactions executed by employees in accordance with the laws, regulations and professional standards;

−    the implementation of compliance recommendations by first-level control;

−    the adoption and monitoring of remedial action plans where non-compliance risks have been identified.

In addition, the compliance function within Orange Bank mainly consists of:

−    producing and updating internal standards and procedures within its remit;

−    advising and assisting operational business lines in their decision-making;

−    raising awareness and training all employees on compliance issues, depending on the transactions they execute;

−    reporting regularly to the supervisory authorities;

−    regularly assessing non-compliance risk, mapping risks and fulfilling its duty to alert General Management;

−    monitoring changes in the laws and regulations in coordination with the legal department in order to incorporate new standards into internal processes (general policies, charters, codes and operating procedures) and to inform employees and the various business lines of these changes;

−    verifying, as a second-level control function, the implementation of administrative, legislative and regulatory provisions as well as professional or internal standards.

Compliance also covers the areas of financial security and data protection, which are, from an organizational viewpoint, managed by the Head of Financial Security, who reports to the Director of Compliance, Financial Security and Investment Services Compliance.

In relation to training and raising employee awareness, the Human Resources Department training unit, in conjunction with Compliance, establishes and monitors employee training courses, which are the foundation of the compliance system. Mandatory training programs are organized for all new arrivals. In 2022, 29 new employees participated in mandatory training provided in person (or via video conference due to the Covid crisis) by the Compliance Manager. Similarly, 69 new employees also received training in the fight against money laundering and terrorist financing. Furthermore, training programs on real estate loans, consumer credit and the claims management system are provided to the employees concerned.

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17.2.6       Remaining term to maturity

The following table details the remaining terms of Orange Bank’s financial assets and liabilities, calculated on the basis of the contractual maturity dates:

−    maturity-by-maturity for amortizable transactions;

−    for roll-over loans, since renewals cannot be presumed, the renewal dates are taken to be the final maturity dates;

−    since the derivatives are interest rate swaps and futures, they are not subject to any exchange of notional amounts. Their fair value has been broken down by maturity.

(in millions of euros)	Note	December 31, 2022	2023	2024 to 2027	2028 and beyond
Investments securities	17.1.1	3	-	3	-
Debt securities	17.1.1	296	272	19	5
Investments at fair value	17.1.1	-	-	-	-
Fixed-income securities	17.1.1	310	86	89	136
Loans and receivables to customers	17.1.1	2,517	524	689	1,304
Loans and receivables to credit institutions	17.1.1	191	191	-	-
Other financial assets and derivatives		168	59	18	91
Total financial assets		3,485	1,132	818	1,536
Payable to customers	17.1.2	1,787	1,787	-	-
Debts with financial institutions	17.1.2	837	776	60	-
Deposit certificate	17.1.2	325	119	206	-
Other financial liabilities and derivatives		256	224	-	32
Total financial liabilities		3,205	2,906	266	32

17.2.7       Fair value of financial assets and liabilities of Orange Bank

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2022
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,708	2,708	-	2,708	-
Financial assets at amortized cost	17.1.1	AC	313	313	313	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	50	50	50	-	-
Debt securities	17.1.1	FVOCIR	296	296	296	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (2)	17.1	AC	79	79	79	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,143)	(3,143)	-	(3,143)	-
Derivatives (net amount) (3)	17.1.3		54	54	-	54	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives depends on their hedging qualification.

(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2021
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,363	2,363	-	2,363	-
Financial assets at amortized cost	17.1.1	AC	387	387	387	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	73	73	73	-	-
Debt securities	17.1.1	FVOCIR	441	441	441	-	-
Investments securities	17.1.1	FVOCI	3	3	3	-	-
Cash and cash equivalent (2)		AC	360	360	360	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,188)	(3,188)	-	(3,188)	-
Derivatives (net amount) (3)			(58)	(58)	-	(58)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives depends on their hedging qualification.

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(in millions of euros)	Note	Classification under IFRS 9 (1)	December 31, 2020
			Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Loans and receivables	17.1.1	AC	2,070	2,070	-	2,070	-
Financial assets at amortized cost	17.1.1	AC	581	580	580	-	-
Financial assets at fair value through profit or loss	17.1.1	FVR	94	94	94	-	-
Debt securities	17.1.1	FVOCIR	540	540	540	-	-
Investments securities	17.1.1	FVOCI	2	2	2	-	-
Cash and cash equivalent (2)		AC	254	254	254	-	-
Financial liabilities related to Orange Bank activities	17.1.2	AC	(3,155)	(3,155)	-	(3,155)	-
Derivatives (net amount) (3)			(75)	(75)	-	(75)	-

(1)   "AC" stands for "amortized cost", "FVR" stands for "fair value through profit or loss", "FVOCI" stands for "fair value through other comprehensive income that will not be reclassified to profit or loss", "FVOCIR" stands for "fair value through other comprehensive income that may be reclassified to profit or loss".

(2)   Includes only cash.

(3)   The classification for derivatives depends on their hedging qualification.

17.3      Orange Bank’s unrecognized contractual commitments

As at December 31, 2022, Orange Bank is not aware of having entered into any commitment that may have a material effect on its current or future financial position, other than the commitments mentioned below.

Commitments given

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Financing commitments (1)	53	88	87
Guarantee commitments	5	6	8
On behalf of financial institutions	3	4	4
On behalf of customers	2	2	3
Property lease commitments	-	-	-
Total	59	94	94

(1)   Corresponds to credit commitments granted to customers, credits granted but not yet released and unused portion of financing granted.

Commitments received

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Received from financial institutions (1)	932	871	770
Received from customers	76	88	102
Total	1,008	959	872

(1)   Corresponds to guarantees received from Crédit Logement to counter-guarantee the real estate loans distributed.

Assets covered by commitments

(in millions of euros)	December 31, 2022	December 31, 2021	December 31, 2020
Assets pledged as security to lending financial institutions as guarantees for bank loans (1)	726	848	1,160
Total	726	848	1,160

(1)   Corresponds to securities pledged by Orange Bank to financial lending institutions as guarantees for bank loans.

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Note 18     Litigation

This note presents all of the significant disputes in which the Group is involved with the exception of litigation relating to disputes between Orange and the tax or social security administrations over tax, income taxes or social security contributions. These disputes are described, respectively, in Notes 6.2 and 10.3, as appropriate.

At December 31, 2022, the provisions for risks recorded by the Group for all its disputes (except those presented in Notes 6.2 and 10.3) amount to 387 million euros (versus 405 million euros at December 31, 2021 and 525 million euros at December 31, 2020). Orange believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 5.2.

France

Mobile services

−    After Orange was found guilty by the French Competition Authority in December 2009 for having engaged in anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, Digicel and Outremer Telecom brought actions for damages before the Commercial Court of Paris. The dispute with Outremer Telecom was closed following the judgment handed down in May 2017 by the Paris Court of Appeal, which set the amount of the fine to be paid to Outremer Telecom at 3 million euros, noting, inter alia, that the damages should be discounted at the statutory rate of interest.

−    In December 2017, the Commercial Court of Paris ordered Orange to pay Digicel the sum of 180 million euros (to discount from March 2009 until the date of payment at a higher rate of interest than the statutory rate ordered by the Paris Court of Appeal in the Outremer Telecom dispute), i.e. a total of 346 million euros. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange was refunded 97 million euros and filed an appeal with the French Supreme Court. The proceedings are ongoing.

Fixed services

−    Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the "enterprise" market segment on December 17, 2015, several players (including Céleste and Adista) filed actions for damages against Orange. Céleste withdrew its claim for damages before the Commercial Court of Paris, which duly noted this withdrawal on June 29, 2022. This dispute is now closed. Only the investigation of Adista against Orange is ongoing.

−    In their dispute over the reimbursement of overpayments for interconnection services provided by Orange, Orange and Verizon have entered into a memorandum of understanding that, among other things, ends this dispute. Verizon withdrew its claim before the Paris Court of Appeal on April 8, 2022. This dispute is now closed.

−    In the dispute between Orange and SFR over fixed telephony retail offers for second homes, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR has filed another appeal with the French Supreme Court. The proceedings are ongoing.

−    On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris Judicial Court concerning the quality of service of its wholesale offers for an amount of 78 million euros for alleged losses, since revalued at 81 million euros. Orange considers these claims to be unfounded.

Other proceedings in France

−    In June 2018, Iliad brought summary proceedings against Orange before the presiding judge of the Paris Commercial Court, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by a subscription package, on the grounds that they constituted consumer credit offers. The case is currently being investigated by the judges deciding on the merits of the case, and Iliad claims amount to 790 million euros, what Orange disputes. On 9 February 2023, the Paris Commercial Court has handed down a ruling that orders Bouygues Telecom to pay Free Mobile damages in a proceeding relating to mobile telephony offers so-called "subsidized offers". With respect to its own offers, Orange considers that the particularities of its file and the arguments put forward and other elements relating to the follow-up of the legal procedure are likely to lead to a different assessment by the Court.

−    Orange Bank is involved in a historical dispute in which the plaintiffs are claiming a total of approximately 310 million euros for the financial loss they claim to have suffered. As the Group believes these claims to be without merit and is strenuously challenging them, it has not recognized any financial liability.

−    In August 2020, ASSIA brought an action against Orange SA before the Paris Judicial Court for the alleged infringement of two patents relating to dynamic xDSL line management. ASSIA is seeking an advance payment of damages of 500 million euros as compensation for its financial loss, which it estimates at 1,418 million euros. Orange SA considers its claims to be unfounded and is challenging them. The proceedings are currently being examined by the judges deciding on the merits of the case.

−    The Evaluation and Compensation Committee, set up during the France Télécom "social crisis" trial, has completed its analysis and processing of the claims received. It assigned the review of certain claims considered to be outside its remit to Group experts assisted by two members of the Evaluation and Compensation Committee.

United Kingdom

−    In December 2018, the directors of former UK retailer Phones 4U, (which is in administration and no longer trading), filed a complaint against the three main UK mobile network operators, including EE, and their parent companies, including Orange. The Phones 4U claim (for an unquantified amount) is currently being challenged in the UK courts. Orange vigorously challenges the allegations raised by Phones 4U which include collusion between the various operators.

Poland

−    In 2015, the Polish operator P4 filed two compensation claims for a total of 630 million zlotys (135 million euros) jointly against three operators (including Orange Polska and Polkomtel), seeking compensation for the loss it claimed to have suffered as a result of the retail rates that these three operators charge for calls to P4’s network.

Regarding the first compensation claim of P4’s opponents for 316 million zlotys (68 million euros), in January 2022 the Polish Supreme Court dismissed Polkomtel’s appeal against the Court of Appeal’s decision which had reversed the judgment of the court dismissing P4’s claim. The proceedings are ongoing.

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Regarding the second compensation claim by P4 for 314 million zlotys (67 million euros), it has been suspended pending the settlement of the first claim.

Romania

−    In the dispute between Orange Romania and the Romanian Competition Council for discriminatory practices in the mobile payment and advertising markets for the amount of 65 million lei (13 million euros), the Competition Council has appealed to the Supreme Court after the Court of Appeal reversed its decision on June 24, 2021. The first hearing is scheduled for June 21, 2023.

Africa & Middle East

−    A number of shareholder disputes are ongoing between the joint venture comprising Agility and Orange, on the one hand, and its Iraqi co-shareholder in the capital of the Iraqi operator, Korek Telecom, on the other. These disputes, which concern various breaches of contractual documents, are the subject of p-litigation proceedings and arbitral and judicial proceedings in various countries. In addition, on March 19, 2019, following an administrative decree adopted by the Iraqi Ministry of Trade and Industry, the General Management of the companies in Erbil (Iraqi Kurdistan) implemented the 2014 decision of the Iraqi regulatory authority (CMC) to cancel the partnership dated March 2011 between the operator Korek Telecom, Agility and Orange and to restore the shareholding structure of Korek Telecom as it existed before Orange and Agility had acquired a stake. As a result, the registration of Korek Telecom shares in the name of the original shareholders was imposed without any compensation or reimbursement of the amounts invested. Orange thus considers that it was thus unlawfully expropriated of its investment and, on March 24, 2019, sent a notice of dispute to the Republic of Iraq based on the Bilateral lnvestment Treaty between France and Iraq. In the absence of an amicable settlement with the Iraqi State, Orange submitted a request for arbitration with the International Center for the Settlement of Investment Disputes (ICSID) on October 2, 2020.

−    In Jordan, the telecommunication operator, Zain, brought legal action against Jordan Telecommunications Company (Orange Jordan) for failure to open geographical numbers allocated by the Jordanian regulator in application of the interconnection agreement entered into by Zain and Orange Jordan, pursuant to which Zain considers that it has suffered an estimated loss of 250 million Jordanian dinars (329 million euros). In September 2021, the Amman Court of First Instance (judiciary order) ordered a legal expert report to establish whether the amount of the late payment interest requested by Zain had been calculated in accordance with the rules detailed in the interconnection agreement and whether the arbitration clause in the agreement was applicable. In June 2021, the Jordanian Supreme Court ruled on the petition by Orange Jordan for the judiciary courts to decline jurisdiction, considering that the arbitration clause applied to the lawsuit. In November 2021, this ruling was confirmed by the Court of Appeal which rejected Zain’s petition. Zain has filed another appeal with the Supreme Court. The proceedings are ongoing.

−    In the dispute between Orange Mali and Remacotem (unlawful billing of calls diverted to voicemail), in November 2021 the Bamako Court of Appeal ordered Orange Mali and the Mali telecoms company (Sotelma-Malitel SA) to pay Remacotem the sum of 176 million euros. Following this judgment, Remacotem carried out several seizures of receivables, which were challenged by Orange Mali before the court responsible for enforcement. In May 2022, the Bamako Court of Appeal confirmed the annulment of these seizures and granted the operators a six-month grace period which expired on November 7, 2022. In the intervening period, since the seizures of the receivables had been deemed inadmissible, in August 2022 Remacotem obtained preventive attachments, which Orange Mali again challenged. On November 7, 2022, the Court of First Instance of Bamako granted Orange Mali and Sotelma-Malitel SA an additional four-month grace period. In parallel, proceedings are ongoing before the Supreme Court.

In order to provide its telecommunication services, the Group sometimes uses the fixed assets of other parties. The terms of use of these assets are not always formalized. The Group is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Other than proceedings that may be initiated in respect of disputes between Orange and the tax or social security authorities over tax, income taxes and social security contributions (see Notes 6.2 and 10.3), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 19     Subsequent events

Acquisition of OCS and Orange Studio by Canal+ Group

Orange and the Canal+ Group have announced on January 9, 2023 the signature of a memorandum of understanding anticipating the acquisition by the Canal+ Group of all capital held by Orange in the OCS pay TV package and in Orange Studio, the film and series co-production subsidiary. The Canal+ Group will become the sole shareholder of both companies following this transaction. The operation will be notified to the French Competition Authority.

Note 20     Main consolidated entities

At December 31, 2022, the scope of consolidation consisted of 384 entities.

The main changes in the scope of consolidation in 2022 are presented in Note 3.2.

Regarding subsidiaries with minority interests:

−    the financial statements for the groups Orange Polska, Jordan Telecom, Orange Belgium, Sonatel and, since December 30,2022, Orange Côte d’Ivoire are published, respectively, at the Warsaw Stock Exchange, the Amman Stock Exchange, the Brussels Stock Exchange and the regional stock exchange (BRVM), those companies being quoted;

−    the other subsidiaries do not make up a material proportion of Orange’s financial aggregates and their financial information is not presented in the Notes to Consolidated Financial Statements of the Orange’s group.

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Pursuant to Regulation No. 2016-09 of December 2, 2016 of the ANC (Autorité des normes comptables financières - French accounting standards authority), the full list of companies included in the scope of consolidation, companies not included in the scope of consolidation and non-consolidated equity securities is available on the Group’s website (https://gallery.orange.com/finance#lang=en&v=5c6a1b51-a537-454e-b2d3-6e4664be2c6a).

The list of the principal operating entities shown below was determined mainly based on their contributions to the following financial indicators: revenue and EBITDAaL.

Company		Country
Orange SA	Parent company	France
Main consolidated entities
France	% Interest	Country
Générale de Téléphone	100.00	France
Orange SA - France Business Unit	100.00	France
Orange Caraïbe	100.00	France
Orange Concessions and its subsidiaries (1)	50.00	France
Europe	% Interest	Country
Orange Belgium	78.32	Belgium
Orange Espagne and its subsidiaries	100.00	Spain
Orange Moldova	94.41	Moldova
Orange Polska and its subsidiaries	50.67	Poland
Orange Romania	99.20	Romania
Orange Romania Communications and its subsidiary	53.58	Romania
Orange Slovensko	100.00	Slovakia
Africa & Middle East	% Interest	Country
Jordan Telecom and its subsidiaries	51.00	Jordan
Médi Telecom and its subsidiaries (2)	49.00	Morocco
Orange Botswana	73.68	Botswana
Orange Burkina Faso	85.80	Burkina Faso
Orange Cameroon	94.40	Cameroon
Orange Côte d’Ivoire and its subsidairies	72.50	Côte d’Ivoire
Orange Egypt for Telecommunications and its subsidiaries	99.96	Egypt
Orange Guinée (3)	37.60	Guinea
Orange Mali (3)	29.38	Mali
Orange RDC	100.00	Congo
Sonatel (3)	42.33	Senegal
Enterprise	% Interest	Country
Orange SA - Enterprise Business Unit	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	France
Orange Cyberdefense and its subsidiaries	100.00	France
Globecast Holding and its subsidiaries	100.00	France
International Carriers & Shared Services	% Interest	Country
Orange SA - IC&SS Business Unit	100.00	France
FT IMMO H	100.00	France
OCS	66.67	France
Orange Brand Services	100.00	United Kingdom
Mobile Financial Services	% Interest	Country
Orange Bank	100.00	France
Totem	% Interest	Country
Totem France	100.00	France
Totem Spain	100.00	Spain

(1)   Orange Concessions is consolidated using the equity method.

(2)   Orange SA controls and consolidates Médi Telecom and its subsidiaries through a 49% equity interest and a 1.1% usufruct.

(3)   Orange SA controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005 (Orange SA owns and controls 100% of Orange MEA, which owns and controls 42.33% of Sonatel Group).

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Note 21     Decision of the IFRS IC concerning IAS 19 "Employee Benefits" on the calculation of obligations relating to certain defined benefit pension plans

The IFRS Interpretations Committee (IC) was asked to comment on the calculation of defined benefit pension plans for which the granting of rights is conditional on the employee’s presence in the Group at the time of retirement (with loss of all rights in the event of early retirement) and for which the rights depend on seniority, while being capped at a certain number of years of service. For plans reviewed by the IFRS IC, the cap may be reached at a date prior to retirement.

In France, the interpretation of IAS 19 had led to the practice of measuring and recognizing the commitment on a straight-line basis over the employee’s career with the Group. The commitment calculated in this way corresponds to the pro rata rights acquired by the employee at the time of retirement.

The decision of the IFRS IC, published on May 24, 2021, concludes, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of seniority ("X"), and the commitment would only be recognized for the last X years of the employee’s career within the company.

This decision was implemented by the Group at December 31, 2021 for plans falling within the scope of the Interpretation Committee’s decision. The effect of this implementation mainly limited to retirement benefit plans in France.

As the application of this decision constitutes a change in accounting policy, the effects of the implementation have been calculated retrospectively and have affected the opening equity. The effect of the implementation of this decision on the income statement is not material for the periods presented.

The required information on employee benefits is presented in Note 6.2.

−    Effects on the consolidated statement of financial position:

(in millions of euros)	January 1, 2019	Effects of IFRS IC decision	January 1, 2019 restated data	2019 variation	Effects of IFRS IC decision	December 31, 2019 restated data	2020 variation	Effects of IFRS IC decision	December 31, 2020 restated data
Assets
Deferred tax assets	2,893	(40)	2,853	(1,901)	(12)	940	(261)	(5)	674
Total non-current assets	82,446	(40)	82,406	(693)	(12)	81,701	886	(5)	82,582
Total assets	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676
Liabilities
Equity attributable to owners of the parent company	30,671	114	30,785	1,054	35	31,875	2,670	13	34,557
o/w reserves	(2,060)	114	(1,946)	985	-	(961)	2,927	-	1,966
o/w other comprehensive income	(571)	-	(571)	69	35	(467)	(257)	13	(711)
o/w deferred tax	232	-	232	(16)	(12)	203	(4)	(5)	195
o/w actuarial gains and losses	(504)	-	(504)	(107)	48	(563)	(33)	18	(579)
Equity attributable to non-controlling interests	2,580	-	2,580	107	-	2,687	(44)	-	2,643
Total Equity	33,251	114	33,364	1,161	35	34,561	2,626	13	37,200
Non-current employee benefits	2,823	(153)	2,670	(269)	(48)	2,353	(351)	(18)	1,984
Total non-current liabilities	39,644	(153)	39,491	4,917	(48)	44,360	(2,160)	(18)	42,182
Total equity and liabilities	104,302	(40)	104,262	2,439	(12)	106,689	992	(5)	107,676

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Note 22     Auditors’ fees

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company and their partner firms in respect of the fully consolidated subsidiaries.

(in millions of euros)	Audit and related services					Other services rendered by auditors’ networks to fully-consolidated subsidiaries	Total
	Statutory audit fees, certification, auditing of the accounts		Services required by the law		Sub-total
		o/w issuer		o/w issuer
Deloitte
2022	8.8	4.6	0.0	-	8.8	0.3	9.1
%	96%	50%	0%	-	97%	3%	100%
2021	8.2	4.6	0.0	-	8.2	0.1	8.4
%	98%	55%	0%	-	99%	1%	100%
KPMG
2022	10.9	4.3	0.1	-	11.0	0.9	11.9
%	92%	36%	1%	-	92%	8%	100%
2021	9.9	4.4	0.2	0.2	10.1	0.4	10.5
%	94%	42%	2%	2%	96%	4%	100%
2020	10.2	5.1	0.5	0.2	10.7	0.1	10.8
%	94%	47%	5%	2%	99%	1%	100%
EY
2022	-	-	-	-	-	-	-
2021	-	-	-	-	-	0.4	0.4
%	-	-	-	-	-	100%	100%
2020	10.0	5.2	0.0	0.0	10.1	0.4	10.5
%	96%	50%	0%	0%	96%	4%	100%

The services provided by the statutory auditors were authorized pursuant to the rules adopted by the Audit Committee and updated each year since October 2016. No fiscal services were provided by the statutory auditors.

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3.4     Orange SA Statutory Financial Statements

3.4.1 Orange SA Statutory Financial Statements

Financial statements

Income statement

Balance sheet - assets

Balance sheet - equity and liabilities

Statement of cash flows

Note 1 Description of business and status

Note 2 Notes to the income statement by type

2.1 Revenue

2.2 Taxes other than income tax

2.3 Labor expenses

2.4 Finance costs, net

2.5 Exceptional income and expense

2.6 Income taxes

Note 3 Notes to the balance sheet - assets

3.1 Property, plant and equipment and intangible assets

3.2 Financial assets

3.3 Other receivables

3.4 Cash and marketable securities

3.5 Prepaid expenses

3.6 Translation adjustment

Note 4 Notes to the balance sheet - equity and liabilities

4.1 Equity

4.2 Other shareholders’ equity

4.3 Provisions

4.4 Financial liabilities

4.5 Exposure to market risks

4.6 Other current liabilities

4.7 Deferred income

4.8 Maturity of non-financial receivables and payables

Note 5 Contractual obligations and off-balance sheet commitments

5.1 Commitments related to operating activities

5.2 Other commitments

5.3 Financing commitments

Note 6 Litigation

Note 7 Transactions with companies and related parties

Note 8 Subsequent events

Note 9 Accounting policies for preparing the financial statements

9.1 Accounting policies

9.2 Use of estimates

9.3 Consideration of climate change risks

9.4 Changes in the macroeconomic environment

Note 10 Compensation allocated to members of Orange SA’s Board of Directors and Executive Commitee

3.4.2 Other information on the financial statements

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3.4.1      Orange SA Statutory Financial Statements

The Orange SA Statutory Financial Statements for the year to December 31, 2022 were approved by the Board of Directors at its meeting of February 15, 2023 and will be submitted to the Shareholders’ Meeting of May 23, 2023 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2022	2021
Revenue	2.1	22,487	22,689
Capitalized costs		1,548	1,693
Other income and expense reclassifications		700	774
Provision reversals		379	271
Total operating income		25,114	25,427
Consumption of goods and merchandise		(2,236)	(2,383)
Other external purchases and expenses		(8,913)	(8,592)
Taxes other than income tax	2.2	(985)	(971)
Labor expenses	2.3	(5,618)	(5,883)
Other operating expenses		(808)	(743)
Depreciation and amortization		(3,352)	(3,565)
Provisions		(176)	(360)
Total operating expenses		(22,088)	(22,497)
Operating income		3,026	2,930
Financial income		1,699	2,207
Financial provision reversals		470	377
Total financial income		2,168	2,584
Interest and similar expenses		(1,976)	(2,794)
Provisions		(61)	(3,040)
Total financial expenses		(2,036)	(5,834)
Finance costs, net	2.4	132	(3,250)
Income before tax and exceptional items		3,158	(320)
Exceptional income		2,278	3,462
Exceptional expenses		(3,144)	(4,598)
Exceptional income and expense	2.5	(865)	(1,136)
Employee profit-sharing		(121)	(115)
Income taxes	2.6	(198)	(334)
Net income		1,974	(1,905)

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Balance sheet - assets

(in millions of euros)	Note	December 31, 2022			December 31, 2021
		Cost	Depreciation and amortization	Net	Net
Non-current assets
Intangible assets	3.1	32,921	(5,713)	27,208	27,422
Property, plant and equipment	3.1	62,372	(44,653)	17,718	17,143
Financial assets	3.2	52,804	(11,797)	41,007	40,284
Total non-current assets (a)		148,097	(62,163)	85,933	84,849
Current assets
Inventories		438	(16)	423	430
Trade receivables		3,244	(294)	2,950	2,921
Other receivables	3.3	1,451	(8)	1,443	1,186
Marketable securities	3.4	7,335	(14)	7,321	7,559
Cash	3.4	1,272	-	1,272	1,336
Prepaid expenses	3.5	809	-	809	835
Total current assets (b)		14,549	(332)	14,218	14,267
Foreign exchange losses (c)	3.6	436	-	436	339
Total assets (a + b + c)		163,082	(62,495)	100,587	99,455

Balance sheet - equity and liabilities

(in millions of euros)	Note	December 31, 2022	December 31, 2021
Equity
Share capital		10,640	10,640
Share premium		15,872	15,872
Statutory reserve		1,064	1,064
Retained earnings		4,442	8,208
Net income		1,974	(1,905)
Grants		386	411
Accelerated depreciation		3,256	2,885
Total equity (a)	4.1	37,634	37,175
Other shareholders’ equity (b)	4.2	5,543	6,045
Provisions (c)	4.3	4,135	4,348
Payables
Financial liabilities	4.4	37,047	35,912
Trade payables		6,242	6,195
Other current liabilities	4.6	7,760	7,512
Deferred income	4.7	1,502	1,470
Total liabilities and deferred income (d)		52,551	51,089
Foreign exchange gain (e)	3.6	724	798
Total equity and liabilities (a + b + c + d + e)		100,587	99,455

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Statement of cash flows

(in millions of euros)	Note	2022	2021
Cash flows related to operating activities
Net income		1,974	(1,905)
Non-cash items
Depreciation and amortization of property, plant and equipment and intangible assets (1)		3,342	3,565
Net loss/(gain) on disposal of assets		(108)	(317)
Change in provisions and other non-cash items (2)		(117)	3,144
Changes in working capital requirement
Decrease (increase) in inventories		7	(72)
Decrease (increase) in trade receivables		(29)	139
Decrease (increase) in other receivables and prepaid expenses	3.3 and 3.5	(122)	85
Increase (decrease) in trade payables (excluding fixed assets)		246	285
Increase (decrease) in other payables and deferred income	4.6 and 4.7	(25)	(225)
Increase (decrease) in foreign exchange gains/losses	3.6	(82)	105
Net cash flows provided by operating activities		5,085	4,972
Cash flows related to investing activities
Purchases of property, plant and equipment and intangible assets	3.1	(4,592)	(5,440)
Increase (decrease) in fixed asset payables		(180)	(175)
Proceeds from disposal of property, plant and equipment and intangible assets (3)		864	1,248
Subscription to Orange Digital Investment capital increase (4)	3.2	(72)	(47)
Other acquisitions and capital (increases)/reductions of subsidiaries and shareholdings		(11)	(4)
Proceeds from disposal of equity securities	3.2	-	3
Treasury share purchases - Together 2021 Employee Shareholding Plan (5)	2.5 and 3.4	19	(188)
Other (purchases) sales of treasury shares	3.4	2	(5)
Decrease (increase) in other non-current financial assets	3.2	(143)	(970)
Net cash flows related to investing activities		(4,113)	(5,578)
Cash flows related to financing activities
Long-term debt issuance (6)	4.4	1,253	4,000
Repayment of long-term debt	4.4	(500)	(4,071)
Increase (decrease) in other current financial liabilities		(470)	774
Decrease (increase) of cash collateral deposits		673	973
Issues (redemptions) of subordinated notes	4.2.1	(443)	(149)
Dividends paid	4.1.2	(1,861)	(2,127)
Change in Group current accounts	3.3 and 4.6	72	146
Net cash flows used in financing activities		(1,275)	(454)
Net change in cash and marketable securities		(304)	(1,060)
Cash and marketable securities in the opening balance (7)		8,879	9,939
Cash and marketable securities in the closing balance (7)		8,575	8,879

(1) Including net reversals of grants and provisions.

(2) Mainly includes changes in provisions for impairment of securities and employee benefits.

(3) Including disposals of co-financing to other operators on the fiber network (see Note 2.5 Exceptional income and expense).

(4) Including (47) million euros corresponding in 2022 to the paying up of half of the capital issued in 2021 for a total amount of 94 million euros.

(5) Corresponding, in 2022, to the collection of the amount of advances granted to employees at the end of 2022.

(6) Including, in 2022, interest of 3 million euros accrued on receivables related to investments.

(7) Excluding treasury shares.

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Note 1        Description of business and status

Orange SA ("the Company") is the parent company of the Orange group ("the Group"). It is engaged in both operating activities and subsidiary financing activities for the Orange group. The Company provides its B2C and B2B customers and other telecommunication operators with a wide range of services, including fixed telephony and mobile communications, data transmission, Internet and multimedia and other value-added services.

The Company’s purpose, as laid down in Article 2 of the Bylaws, is as follows: "As a trusted partner, Orange gives everyone the keys to a responsible digital world."

Orange SA is governed by French law on public limited companies (sociétés anonymes), subject to specific laws governing the Company, particularly French Law No. 90-568 of July 2, 1990 relating to the organization of public postal and telecommunication services, and Government Order No. 2014-948 of August 20, 2014 on the governance and capital transactions of publicly held companies. Orange SA is also regulated by its Bylaws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des communications électroniques).

Orange SA has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

Note 2        Notes to the income statement by type

2.1         Revenue

(in millions of euros)	2022	2021
Convergent services	5,311	5,216
Mobile-only services	2,624	2,586
Fixed-only services	6,252	6,686
IT & integration services	650	659
Services to carriers	5,362	5,290
Equipment sales	1,183	1,155
Other revenue	1,104	1,096
Total (1)	22,487	22,689

(1)   Revenues generated outside France are not material.

The breakdown of revenues by product line is as follows:

−    revenue from convergent services include revenue billed to customers for retail sales of convergent offers to B2C customers, excluding equipment sales (see this definition). A convergent offer is defined as the combination of at least fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile voice plan;

−    revenue from mobile-only services include revenue billed to mobile contract customers (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    revenue from fixed-only services includes revenue billed to customers for retail sales of fixed services, excluding convergent services and equipment sales (see these definitions). It includes fixed narrowband services (conventional fixed telephony), fixed broadband services, business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, revenue from fixed-only services includes network equipment sales linked to the operation of voice and data services;

−    revenue from IT & integration services includes revenue from unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other application services), security services, video-conferencing offers, services related to Machine to Machine activities (offline) and equipment sales related to the above products and services;

−    revenue from services to carriers includes:

-     mobile services to carriers, which, in particular, combine incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNOs),

-     fixed services to carriers, which include, in particular, domestic interconnections, services to international carriers, access services to broadband and very high-speed broadband (fiber optic access, unbundling of telephone lines, xDSL access sales), and wholesale sales of telephone lines;

−    equipment sales include all fixed and mobile equipment sales, with the exception of equipment sales related to providing IT & integration services, network equipment sales related to the operation of voice and data services for the Enterprise segment and equipment sales to external distributors and brokers;

−    other revenue includes, in particular, equipment sales to external distributors and brokers, revenues from portals, online advertising and the Group’s cross-functional activities and miscellaneous other revenues.

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2.2         Taxes other than income tax

(in millions of euros)	2022	2021
Territorial economic contribution (Contribution économique territoriale) (1), IFER (Imposition forfaitaire sur les entreprises de réseaux - flat-rate tax on network enterprises) (2) and similar taxes	(599)	(598)
Other taxes and duties, including the COSIP (Compte de soutien à l’industrie des programmes audiovisuels - Account to support the broadcast programming industry) tax (3)	(386)	(373)
Total	(985)	(971)

(1)   Including, in 2022, (98) million euros of business value added tax (cotisations sur la valeur ajoutée des entreprises), compared with (99) million euros in 2021.

(2)   Flat-rate tax on network businesses.

(3)   Account to support the broadcast programming industry.

2.3         Labor expenses

	2022	2021
Average number of employees (full-time equivalent) (1)	57,907	61,941
- of which senior managers and managers	36,885	38,470
- of which employees, technicians and supervisors	21,022	23,471
Wages and employee benefit expenses (in millions of euros)	(5,618)	(5,883)
of which:
- wages and salaries	(3,598)	(3,756)
- social security charges (2)	(1,611)	(1,690)
- provision for employee incentive bonuses for the fiscal year	(164)	(177)
- payments to the Works Council	(98)	(103)
- other expenses	(147)	(156)

(1)   Of whom 28% were French civil servants (compared with 31% at December 31, 2021).

(2)   The charge for defined-contribution pension plans was 580 million euros and mainly comprised the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which was 51.25% in 2022, compared with 50.6% in 2021.

2.4         Finance costs, net

(in millions of euros)	Note	2022	2021
Dividends received	3.2	593	310
Orange Brand Services Limited		300	250
Orange Participations		200	-
Orange Polska		36	-
FT IMMO H		48	55
Rimcom		6	2
Nordnet		3	2
Other		1	1
Revenue from marketable securities		3	(22)
Revenue from receivables related to equity securities and current accounts		87	81
Loan interest		(886)	(841)
Interest on other shareholders’ equity (including subordinated notes)		(209)	(224)
Interest on derivative instruments		163	127
Net foreign exchange gains (losses)		(5)	(24)
Change in impairment of equity securities	3.2	410	(2,656)
Orange Polska		37	357
Atlas Services Belgium		387	(2,970)
Rimcom		-	(48)
Globecast Holding		(13)	(4)
Orange Participations US		(8)	10
Other (net change)		7	(0)
Net change in provisions for subsidiary risk		-	-
Other operating income/expense and changes in other provisions		(24)	(1)
Total		132	(3,250)

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2.5         Exceptional income and expense

(in millions of euros)	Note	2022	2021
French part-time for seniors plans (1)	4.3.1	(367)	(1,236)
Provision for risks on property leases		(69)	(87)
Change in regulated provisions (2)		(371)	(161)
Together 2021 Employee Shareholding Plan (3)	4.3.2	-	(168)
Disposals, changes in provisions and other exceptional items (4)		(58)	516
Total		(865)	(1,136)

(1)   Including, in 2021, the signing of a new French part-time for seniors plan for 1,197 million euros.

Benefits paid under this regime, which give rise to a provision reversal for the same amount, are reclassified under exceptional income and expense through an expenses reclassification account (318 million euros transferred in 2022 compared with 357 million euros transferred in 2021).

(2)   Corresponds to accelerated depreciation.

(3)   Including, in 2021, net cash out of (188) million euros and advances granted to beneficiaries of 20 million euros.

(4)   Including mainly net proceeds from disposals linked to co-financing on the fiber network.

2.6         Income taxes

(in millions of euros)	2022	2021
Income tax benefit/(expense), net of income from tax consolidation group	(198)	(334)

Income tax expense

At December 31, 2022, Orange SA recognized a net income tax expense of (198) million euros. This amount mainly comprises an income tax expense of (367) million euros and income from tax consolidation of 106 million euros accruing to Orange SA, the parent company of the tax consolidation group, and tax credits in the amount of 62 million euros.

Orange SA has opted for Group tax consolidation relief with various subsidiaries. At December 31, 2022, the tax consolidation group comprised 56 companies (60 companies at December 31, 2021).

The Company’s net future tax relief reflects an amount of approximately 253 million euros at December 31, 2022, (390 million euros at December 31, 2021), which is primarily linked to the provision for employee benefit obligations. This relief will mainly be applied over the period from 2023 to 2031.

Developments in tax disputes and audits

Tax audits

Orange SA was the subject of several tax audits for the years 2017-2018, and then for years 2019-2020. The related tax adjustments notified in 2021 and 2022, respectively, totaled approximately 520 million euros (including default penalties and interest). These tax adjustments mainly relate to the calculation of VAT on digital offerings, tax on electronic communications services on these same digital offerings, research tax credit, tax on television services, a portion of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd for reasons similar to the tax adjustments notified during the previous audits, as well as the non-inclusion in the tax base of income from the sale of equipment in 2019, and the reassessment of previous tax loss carryforwards used for fiscal years 2017 and 2018.

All of these adjustments have been challenged by Orange SA. In accordance with its accounting policies, the Company makes a best estimate of the risk of these tax adjustments based on the technical merits of the positions defended, the effects of which are not material.

Orange SA was subject to a tax audit covering fiscal years 2015 and 2016. A tax adjustment was issued in 2019 covering the calculation of brand royalties paid by Orange SA to the UK company Orange Brand Services Ltd and deducted from its taxable income. The administration questions the inclusion of revenue from the roaming contract with Free and revenue from the fixed STN business. This rectification request is being challenged by Orange SA, which has requested the opening of out-of-court proceedings and arbitration between the French and UK tax authorities. The additional tax expense would effectively result in double taxation that would fail to comply with the provisions of the Franco-British tax agreement and the European arbitration agreement.

Tax disputes

There were no major developments in other tax disputes over the period.

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Note 3        Notes to the balance sheet - assets

3.1         Property, plant and equipment and intangible assets

3.1.1         Intangible assets

(in millions of euros)	2022	2021
Net book value in the opening balance	27,422	27,455
Acquisitions	989	1,201
of which licenses (1)	9	265
of which brands, patents and software	719	769
of which development costs	225	218
Disposals	(7)	(0)
Depreciation, amortization and impairment	(1,197)	(1,223)
Net impact of Totem France contributions (2)	-	(2)
Other items	1	(9)
Net book value in the closing balance	27,208	27,422

(1)   In 2021, these related to the acquisition of three new assets for the 900 MHz, 1800 MHz and 2100 MHz spectrum bands.

(2)   Partial contribution of assets to Totem France on November 1, 2021.

(in millions of euros)	December 31, 2022
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Development costs	1,261	(643)	(16)	601
Concessions, similar rights, patents, licenses, brands, software	8,425	(4,073)	(1)	4,350
of which licenses	3,613	(1,176)	-	2,436
Goodwill	22,785	(56)	(647)	22,082
of which merger losses (1)	22,629	-	(550)	22,079
Other intangible assets	451	(270)	(7)	174
Total	32,921	(5,042)	(671)	27,208

(1)   Including losses arising from the mergers of the entities France Télécom SA, Orange Holding SA and Orange France SA on January 1, 2013 of 19 billion euros, allocated to the France activities (see Note 9.1.5 Impairment of property, plant and equipment and intangible assets).

3.1.2         Property, plant and equipment

(in millions of euros)	2022	2021
Net book value in the opening balance	17,143	16,978
Acquisitions	3,624	4,253
of which buildings	207	218
of which plant and equipment	3,044	3,868
Disposals	(749)	(933)
Depreciation, amortization and impairment (1)	(2,298)	(2,382)
Net impact of Totem France contributions (2)	-	(769)
Other items	(1)	(3)
Net book value in the closing balance	17,719	17,143

(1)   In 2022, includes the effect of the extension of the depreciation period of the copper network, resulting in a decrease in depreciation and amortization of 135 million euros.

(2)   Partial contribution of assets to Totem France on November 1, 2021.

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(in millions of euros)	December 31, 2022
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value
Buildings	5,826	(4,393)	(5)	1,428
Plant, machinery and equipment	52,176	(37,574)	(41)	14,561
Other property, plant and equipment	4,370	(2,412)	(228)	1,729
Total	62,372	(44,379)	(274)	17,718

3.2         Financial assets

(in millions of euros)	Note	2022	2021
Net book value in the opening balance		40,284	41,773
Additions (1)		1,780	3,995
Disposals (1)		(1,467)	(2,829)
Provisions for impairment of securities	2.4	(22)	(3,022)
Reversals of provisions for impairment of securities	2.4	432	367
Net book value in the closing balance		41,007	40,284

(1)   In 2022, mainly corresponds to changes in receivables related to direct and indirect equity investments.

In 2022, the other major movements during the fiscal year related to:

−    the contribution of Totem France shares to the Totem Group for 489 million euros, remunerated with shares of the Totem Group for the same amount;

−    the subscription to capital increases carried out by Orange Caraïbe (by offsetting receivables) for 85 million euros, by Orange Digital Investment, for 50 million euros, half of which has been paid up, and by the Totem Group, for 11 million euros.

In 2021, the major changes during the fiscal year related to:

−    the acquisition/disposal of Orange Belgium securities as part of the conditional voluntary public tender offer launched by the Group to acquire non-controlling interests: following their acquisition by Orange SA for 316 million euros, they were sold for the same amount to Atlas Services Belgium (ASB);

−    the financing of the acquisition by Totem Group of Totem Towerco Spain securities, for an amount of 1,307 million euros, recognized as receivables related to investments;

−    the contribution to Totem France of the business segment for the operation of passive sites and infrastructure, paid for in equity securities in the amount of 489 million euros;

−    the impairment of Atlas Services Belgium securities, mainly in connection with the significant downward revision of the Spain business plan (erosion of average revenue per user, uncertainties surrounding the continuation of the health crisis), for an amount of (2,970) million euros (see Note 2.4 Finance costs, net);

−    the financial provision reversal on Orange Polska securities of 357 million euros (see Note 2.4 Finance costs, net);

−    cash collateral paid of (615) million euros.

(in millions of euros)	December 31, 2022
	Gross value	Accumulated impairment losses	Net book value
Equity securities	50,070	(11,797)	38,273
Cash collateral paid (1)	38	-	38
Other financial assets (2)	2,696	-	2,696
Total	52,804	(11,797)	41,007

(1)   Cash collateral received comes under short-term borrowings (see Note 4.4.1 Schedule of gross financial debt, cash and marketable securities by maturity).

(2)   Including receivables related to direct and indirect investments of 2,596 million euros in 2022, compared with 2,490 million euros in 2021.

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Equity securities

List of equity securities

(in millions of euros)	Share capital	Other shareholders’ equity (1)	Share of capital held	Carrying value of securities held at 12/31/2022		Revenue at 12/31/ 2022 (1)	Net income for the last fiscal year ended (1)	Dividends received by Orange SA in 2022	Loans and advances granted by Orange SA
				Gross	Net
Subsidiaries (over 50% owned)
Atlas Services Belgium	19,618	449	100%	26,791	20,445	N/A	410	-	-
Orange Participations	7,357	1,237	100%	9,841	9,841	N/A	(236)	200	-
Orange Polska	841	1,821	50.67%	6,335	1,928	2,279	161	36	-
Orange Brand Services Limited	1,052	3,203	100%	3,153	3,153	518	334	300	-
Orange Participations US	435	(382)	100%	440	43	N/A	(20)	-	-
Rimcom	118	(3)	100%	310	179	N/A	5	6	-
Orange Telecommunications Group Limited	9	33	100%	304	42	N/A	0	-	-
FT IMMO H	266	307	100%	267	267	188	98	48	-
Orange Business Services SA	1,064	(40)	100%	1,222	1,222	1,138	(31)	-	355
Globecast Holding	13	(5)	100%	248	33	N/A	(3)	-	-
Orange Digital Investment	372	116	100%	398	398	N/A	5	-	-
Nordnet	0	15	100%	90	52	60	3	3	-
Totem Group	434	(5)	100%	500	500	N/A	(60)	-	1,307
Other securities	N/A	N/A	N/A	153	152	N/A	N/A	-	-
Total subsidiaries				50,051	38,254			592	1,662
Non-controlling interests (less than 50% owned)
Other securities	N/A	N/A	N/A	19	19	N/A	N/A	1	-
Total non-controlling interests				19	19			1	-
Total subsidiaries and shareholdings				50,070	38,273			593	1,662

(1)   Figures not yet approved by the Boards of Directors.

Values in use of equity securities

The values in use of equity securities consist of the estimated enterprise values of the entities making up the investments less their net debt (or increased by their net cash), calculated in their currency and converted at the closing rate into euros:

−    the value in use of the Atlas Services Belgium (ASB) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the cash held by ASB and its intermediate holding companies. It includes, in particular, the activities in Spain (excluding passive infrastructure management), Romania (99% owned), Slovakia and Belgium (78% owned);

−    the value in use of the Orange Participations (OPA) securities consists of the share of values in use of its directly and indirectly held operating subsidiaries, plus the cash held by OPA and its intermediate holding companies. It mainly includes activities carried out in the Africa & Middle East region, grouped within the Orange Africa & Middle East (OMEA) intermediary holding company, banking activities in France and activities in the Public Initiative Networks (through the Orange Concessions securities held);

−    the value in use of the Orange Polska securities comprises Orange SA’s share (50.7%) in the enterprise value of Poland, less the net debt of the Orange Polska group;

−    the value in use of the Orange Brand Services Limited (OBSL) securities consists of the value in use of the Orange brand, plus the cash held by OBSL;

−    the value in use of the Orange Business Services SA (OBS SA) securities consists of the share of the values in use of its directly and indirectly held operating subsidiaries, plus the cash held by OBS SA and its intermediate holding companies. It mainly includes consulting, IT integration and enterprise services for companies in the fields of data, digital, customer experience, connectivity, Internet of Things (IoT), Cloud Computing and cybersecurity;

−    the value in use of the Totem Group securities is made up of the value in use of the two operating entities that it owns, Orange France and Orange Spain, plus the cash held by the Totem Group.

Key assumptions used to determine value in use

In 2022, the Group updated its strategic plan during the second half (for the period 2023-2025). Accordingly, new business plans were prepared.

The key operating assumptions used to determine values in use are common to all of the Group’s business segments. These assumptions include:

−    assumptions on revenues, which reflect the market level, the penetration rate of the offers and market share, the positioning of the competition’s offers and their potential impact on market price levels and their transposition to the Group’s offer bases, industry regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors, such as cable;

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−    assumptions on key costs, on the level of marketing expenses required to deal with the pace of product line renewals and the positioning of the competition, the ability to adjust costs to potential changes in revenues and the effects of natural attrition and employee departure plans underway;

−    key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies or regulatory authority decisions relating to the cost of licenses and spectrum allocation, the roll-out of fiber networks, mobile network coverage, the sharing of parts of networks and the opening up of networks to competitors.

These key operational assumptions reflect past experience and expected trends: unforeseen changes have in the past had a significant effect on expectations and may continue to affect them in the future.

The discount rates and perpetual growth rates used to determine the values in use were revised as follows at the end of December 2022:

−    discount rates have risen sharply as a result of the deteriorating macroeconomic environment (higher interest rates), and sometimes due to the inclusion of a specific premium reflecting an assessment of the risks of implementing certain business plans or of country risks, particularly in Romania;

−    perpetual growth rates were maintained for most geographical areas.

At December 31, 2022, the business plans and key operating assumptions were sensitive to the following:

−    inflation, in particular rising energy prices, and the ability to preserve margins by adjusting rates and optimizing costs and investments;

−    the fiercely competitive nature of the markets in which the Group operates, where price pressure is strong;

−    the decisions by regulatory and competition authorities in terms of stimulating business investment, and rules for awarding 5G operating licenses and relating to market concentration; and

−    and specifically in the Middle East and the Maghreb (Jordan, Egypt and Tunisia) as well as in some African countries (Mali, Democratic Republic of the Congo, Central African Republic, Sierra Leone and Burkina Faso): changes in the political situation and security with their resulting negative economic impacts on the overall business climate.

Other assumptions that affect the determination of value in use are as follows:

December 31, 2022	Orange SA businesses (1)	Spain	Brand	Poland	Romania
Source used	Internal plan
Methodology	Discounted cash flows
Perpetual growth rate	0.8%	1.5%	1.4%	2.0%	2.5%
Post-tax discount rate	6.3%	7.5%	8.2%	7.8%	10.5%

(1)   Including Enterprise activities conducted within Orange SA.

The value in use of Orange SA’s activities serves as the reference point for testing the valuation of Orange SA’s property, plant and equipment and intangible assets (including the allocated share of merger losses) (see Note 9.1.5 Impairment of property, plant and equipment and intangible assets).

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flows at the terminal point used in the internal plans (representing a significant portion of the recoverable amount), assumptions of perpetual growth rates and discount rates, as well as exchange rates at the closing date for entities outside the euro zone (see Note 9.2 Use of estimates).

In particular, in a period of rising interest rates, all other things being equal, an increase of around 10 basis points in the discount rate after tax applied to the business plans of Orange SA would reduce the value in use of Orange SA’s net assets to their net carrying value.

3.3         Other receivables

(in millions of euros)	December 31, 2022	December 31, 2021
Deductible VAT	668	644
Subsidiaries’ cash current accounts	497	270
Other	277	272
Total	1,443	1,186

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3.4         Cash and marketable securities

(in millions of euros)	December 31, 2022	December 31, 2021
Marketable securities (value net of provisions)	7,321	7,559
of which treasury shares	19	21
Cash	1,272	1,336
Total	8,593	8,895

Treasury shares

As authorized by the Shareholders’ Meeting of May 19, 2022, the Board of Directors instituted a new share Buyback program (the 2022 Buyback Program) and canceled the 2021 Buyback Program, with immediate effect. This authorization is granted for a period of 18 months as from the aforementioned Shareholders’ Meeting. The 2022 Buyback Program is described in the Orange Universal Registration Document filed with the AMF (Autorité des marchés financiers - French Financial Markets Authority) on March 31, 2022.

(number of shares)	December 31, 2022	December 31, 2021
Free share award plans (1)	1,285,171	2,009,500
Liquidity contract	680,000	-
Total treasury shares	1,965,171	2,009,500

(1)   During fiscal year 2021, Orange bought back shares for 188 million euros, before awarding them to the beneficiaries of the Together 2021 Employee Shareholding Plan. At the same time, share buybacks were carried out by Orange SA to prepare for the delivery of LTIP (long term incentive plan) free share award plans for 2019-2021, 2020-2022 and 2021-2023 (see Note 4.3.2 Share-based compensation).

3.5         Prepaid expenses

(in millions of euros)	December 31, 2022	December 31, 2021
Prepaid financial expenses	484	487
Prepaid operating expenses	326	348
of which property leases	247	241
Total	809	835

3.6         Translation adjustment

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings, subordinated notes and loans denominated in foreign currencies into euros.

Foreign exchange losses were 436 million euros at the end of December 2022 (339 million euros at the end of December 2021) and correspond to unrealized losses. These mainly relate to financial liabilities denominated in dollars (amounting to 338 million euros), following the appreciation in this currency since the date of issue of the loans.

Foreign exchange gains were 724 million euros at the end of December 2022 (798 million euros at the end of December 2021) and correspond to unrealized gains. These mainly relate to financial liabilities denominated in dollars (amounting to 391 million euros) and pounds sterling (amounting to 311 million euros), following the depreciation in these currencies since the date of issue of the loans.

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Note 4        Notes to the balance sheet - equity and liabilities

4.1         Equity

No new shares were issued during the 2022 fiscal year. At December 31, 2022, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, divided into 2,660,056,599 ordinary shares with a par value of 4 euros each.

At December 31, 2022, the share capital and voting rights of Orange SA broke down as follows:

4.1.1         Change in equity

(in millions of euros)	Amount at beginning of period	Allocation of 2021 net income	Dividend	2022 net income	Capital increase	Other movements	Amount at end of period
Share capital	10,640	-	-	-	-	-	10,640
Share premium	15,872	-	-	-	-	-	15,872
Statutory reserve	1,064	-	-	-	-	-	1,064
Retained earnings	8,209	(1,905)	(1,861)	-	-	-	4,443
Net income	(1,905)	1,905	-	1,974	-	-	1,974
Grants	411	-	-	-	-	(25)	386
Regulated provisions	2,884	-	-	-	-	371	3,255
Total	37,175	-	(1,861)	1,974	-	346	37,634

4.1.2         Dividends

Full year	Approved by	Description	Dividend per share (in euro)	Payout date	How paid	Total (in millions of euros)
2022	Board of Directors’ meeting of July 27, 2022	2022 interim dividend	0.30	December 7, 2022	Cash	797
	Shareholders’ Meeting of May 19, 2022	Balance for 2021	0.40	June 9, 2022	Cash	1,063
Total dividends paid in 2022						1,861
2021	Board of Directors’ meeting of July 28, 2021	2021 interim dividend	0.30	December 15, 2021	Cash	797
	Shareholders’ Meeting of May 18, 2021	Balance for 2020	0.50	June 17, 2021	Cash	1,330
Total dividends paid in 2021						2,127

4.2         Other shareholders’ equity

(in millions of euros)	December 31, 2022	December 31, 2021
Subordinated notes (1)	4,910	5,412
Perpetual bonds redeemable for shares (TDIRAs)	633	633
Total	5,543	6,045

(1)   Change mainly due to the redemption of the tranche issued in pounds sterling, as described in Note 4.2.1 Subordinated notes.

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4.2.1         Subordinated notes

Nominal value of subordinated notes

Issues and redemptions of subordinated notes are presented below:

Initial issue date	Initial nominal value (in millions of currency)	Initial nominal value (in millions of euros)	Initial currency	Rate	December 31, 2020 (in millions of euros)	Issue/ Redemption	December 31, 2021 (in millions of euros)	Issue/ Redemption	December 31, 2022 (in millions of euros)	Residual nominal value (in millions of currency)
02/07/2014	1,000	1,000	EUR	4.25%	-	-	-	-	-	-
02/07/2014	1,000	1,000	EUR	5.25%	1,000	-	1,000	-	1,000	1,000
02/07/2014	650	782	GBP	5.88%	514	(514)	-	-	-	-
10/01/2014	1,000	1,000	EUR	4.00%	118	(118)	-	-	-	-
10/01/2014	1,250	1,250	EUR	5.00%	1,250	-	1,250	-	1,250	1,250
10/01/2014	600	771	GBP	5.75%	721	(174)	547	(547)	-	-
04/15/2019	1,000	1,000	EUR	2.38%	1,000	-	1,000	-	1,000	1,000
09/19/2019	500	500	EUR	1.75%	500	-	500	-	500	500
10/15/2020	700	700	EUR	1.75%	700	-	700	-	700	700
05/11/2021	500	500	EUR	1.38%	-	500	500	-	500	500
Issues and redemptions of subordinated notes					5,803	(306)	5,497	(547)	4,950

−    On February 7, 2014, as part of its EMTN program, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated notes in three tranches, in euros and pounds sterling. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from February 7, 2020, February 7, 2024, and February 7, 2022 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2025 and an additional 0.75% in 2040 for the first tranche, 0.25% in 2024 and an additional 0.75% in 2044 for the second tranche, and 0.25% in 2027 and an additional 0.75% in 2042 for the third tranche.

−    On October 1, 2014, as part of its EMTN program, Orange SA issued the equivalent of 3 billion euros of deeply subordinated notes in three tranches. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively from October 1, 2021, October 1, 2026, and April 1, 2023 and upon the occurrence of certain contractually defined events.

Step-up clauses provide for coupon adjustments of 0.25% in 2026 and an additional 0.75% in 2041 for the first tranche, 0.25% in 2026 and an additional 0.75% in 2046 for the second tranche, and 0.25% in 2028 and an additional 0.75% in 2043 for the third tranche.

Both issuances were the subject of a prospectus approved by the AMF under visa nos. 14-036 and 14-525).

−    On April 15, 2019, as part of its EMTN program, Orange SA issued the equivalent of 1 billion euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from April 15, 2025 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2030 and an additional 0.75% in 2045.

−    On September 19, 2019, as part of its EMTN program, Orange SA issued the equivalent of 500 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually on each call option exercise date.

Orange SA has a call option on this tranche from March 19, 2027 (first date for the revision of the rates of the tranche in question), and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2032 and an additional 0.75% in 2047.

These issuances of subordinated notes were the subject of a prospectus approved by the AMF (respectively, visa nos. 14-036, 14-525, 19-152 and 19-442).

On December 12, 2019, Orange announced its intention to exercise on February 7, 2020, in accordance with contractual provisions, its call option concerning the remaining 500 million euros of the tranche with an initial nominal value of 1 billion euros, already partially bought back in April 2019. The interest incurred on this tranche up to December 31, 2019 was 19 million euros. Due to the commitment made by Orange SA to buy back this tranche, it was reclassified from "other shareholders’ equity" to "other short-term borrowings".

−    On October 15, 2020, as part of its EMTN program, Orange issued the equivalent of 700 million euros of deeply subordinated notes. A revision of interest rates based on market conditions is provided for contractually from October 15, 2028.

Orange has a call option on this tranche from July 15, 2028 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

Step-up clauses provide for a coupon adjustment of 0.25% in 2033 and an additional 0.75% in 2048.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF (visa no. 20-509).

−    On May 11, 2021, as part of its EMTN program, Orange issued the equivalent of 500 million euros of deeply subordinated notes with a coupon of 1.375% until the first adjustment date. A revision of interest rates based on market conditions is provided for contractually from May 11, 2029. Step-up clauses provide for a coupon adjustment of 0.25% in 2034 and an additional 1.00% in 2049.

Orange has a call option on this tranche from May 11, 2029 (first date for the revision of the rates of the tranche in question) and upon the occurrence of certain contractually defined events.

This issuance of subordinated notes was the subject of a prospectus approved by the AMF on May 7, 2021 (visa no. 21-141).

−    On November 21, 2022, Orange launched a redemption offer for the 426 million pounds sterling remaining on the tranche with an initial nominal value of 600 million pounds sterling (i.e. 547 million euros of an initial historical value of 771 million). On November 30, 2022, following this offer, the Group was able to repurchase 387 million pounds sterling of these subordinated notes (historical value of 497 million euros). The nominal amount remaining after this purchase, i.e. 39 million pounds sterling (historical value of 50 million euros), represented less than 10% of the initial nominal amount. In accordance with the agreement, this allowed Orange to announce on December 1, 2022 its intention to exercise its early redemption option on the remaining amount outstanding on January 17, 2023. Accordingly, the remaining amount outstanding of these subordinated notes in pounds sterling was reclassified to financial liabilities at December 31, 2022 (the redemption having taken place on January 17, 2023).

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All these notes, listed on Euronext Paris, are deeply subordinated notes (senior compared with ordinary shares), i.e. the holders will only be remunerated (whether for the nominal, interest or any other amount) after all other creditors, including holders of participating loans and securities, simply subordinated or not, representing a claim on Orange SA.

At each interest payment date, remuneration may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

In 2022, Orange did not exercise its option to defer the coupon payments on the subordinated notes and, accordingly, paid the noteholders as follows:

−    on February 7, 2022, remuneration of 52 million euros;

−    on March 19, 2022, remuneration of 9 million euros;

−    on April 1, 2022, remuneration of 29 million euros (24 million pounds sterling);

−    on April 15, 2022, remuneration of 24 million euros;

−    on May 11, 2022, remuneration of 7 million euros;

−    on October 1, 2022, remuneration of 63 million euros;

−    on October 15, 2022, remuneration of 12 million euros;

−    on November 30, 2022, remuneration of 17 million euros (15 million pounds sterling).

4.2.2         TDIRAs

On March 3, 2003, under the terms of the settlement agreement that ended business relations with MobilCom, Orange SA issued perpetual bonds redeemable for shares (TDIRAs), with a par value of 14,100 euros, reserved for members of the bank syndicate (the "Bank tranche") and for the OEM creditors of MobilCom (the "Equipment Supplier tranche"). The TDIRAs are listed on Euronext Paris. Their issuance was described in a prospectus approved by the Commission des Opérations de Bourse (now the Autorité des marchés financiers or AMF - French Financial Markets Authority) on February 24, 2003. At December 31, 2022, taking into account redemptions since their issuance, 44,880 TDIRAs remain outstanding with a total par value of 633 million euros.

These TDIRAs are redeemable for new Orange SA shares at any time at the holders’ request or, under certain conditions as described in the appropriate prospectus, at Orange SA’s initiative based on a ratio of 615.216 shares to one TDIRA (i.e. a conversion price of 22.919 euros). The initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights and may be further adjusted under the terms and conditions set out in the prospectus.

Since January 1, 2010, the interest rate on the TDIRAs has been the three-month Euribor +2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading "Other shareholders’ equity".

4.3         Provisions

(in millions of euros)	Employee benefits and similar		Dismantling and restoring of sites	Provisions for litigation (1)	Provision for subsidiary risks	Other provisions	Total provisions for contingencies
	Post-employment benefits Note 4.3.1	Long-term benefits Note 4.3.1
Provision in the opening balance	739	2,268	396	322	-	622	4,348
Allocations	63	409	-	16	-	271	759
Reversals	(213)	(359)	(9)	(27)	-	(246)	(854)
Reversals - unused	(187)	(37)	-	(3)	-	(98)	(325)
Reversals - used	(26)	(322)	(9)	(24)	-	(148)	(529)
Discounting and other effects	6	(3)	(101)	0	-	(21)	(118)
Provision in the closing balance	595	2,315	286	311	-	626	4,134

(1)   See the detail in Note 6 Litigation.

The impact of changes in provisions on the income statement for the fiscal year breaks down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income	Total
Increases (including discounting)	140	17	606	763
Reversals	(343)	(37)	(482)	(863)
Balance at December 31, 2022	(204)	(20)	124	(99)

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4.3.1         Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits:

−    with regard to retirement, employees are covered by defined contribution plans required by law. Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other civil service plans;

−    Orange SA also provides an annuity-based defined-benefit plan for senior executives in the amount of 188 million euros. The plan assets of this plan were transferred. For several years now, this plan has been closed to new members;

−    Orange SA is also committed, in the amount of 553 million euros for private sector employees and 15 million euros for civil servants, to capital-based defined-benefit plans: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses on retirement depending on their years of service and end-of-career salary;

−    other post-employment benefits are also granted to retired employees: these are benefits other than defined-benefit and defined-contribution plans;

−    other long-term benefits may also be granted, such as long-term compensated absences and the French part-time for seniors plans detailed below.

French part-time for seniors plans

As part of the renegotiation of the intergenerational agreement, a new French part-time for seniors plan was signed on December 17, 2021, resulting in the recognition of a liability of 1,197 million euros.

The French part-time for seniors plans are accessible to civil servants and employees under private contract with French entities who are eligible for full retirement benefits from January 1, 2028 and who have at least 15 years of service at the Group.

These plans give employees the opportunity to work 50% or 60% of a full-time job while receiving:

−    base compensation of between 65% and 80% of that of a full-time job;

−    the retirement entitlement benefits of full-time employment during the period in question (both the Company’s and the employee’s contributions); and

−    a minimum compensation level.

These plans last for a period of at least 18 months and no longer than five years.

The beneficiaries may decide to invest part of their base compensation (5%, 10% or 15%) in a CET (Compte Épargne Temps - time savings account) with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

At December 31, 2022, the estimated number of employees who are current or future beneficiaries of the French part-time for seniors plans, and therefore included in the provision, was approximately 10,400.

At December 31, 2022, the provision for French part-time for seniors plans was 1,726 million euros (versus 1,686 million euros at December 31, 2021).

Key assumptions used to calculate obligations

The assessment of post-employment benefits and other long-term benefits is based on retirement age calculated in accordance with the provisions applicable to each plan and the necessary conditions to ensure entitlement to a full pension, both of which are often subject to legislative changes.

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 70% on average), and the trade-offs that the beneficiaries will ultimately make between the different plans proposed.

By contrast with previous years, sensitivity to the sign-up rate for the part-time for seniors plans is not presented at December 31, 2022, as the application deadline for the part-time for seniors plan signed at the end of 2021 was set at December 31, 2022.

The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are as follows:

	December 31, 2022	December 31, 2021
Discount rate (1)	3.40% to 3.85%	-0.15% to 1.50%
Average expected long-term increase in salaries	1.2% to 2.20%	2% to 2.75%
Long-term inflation rate	2%	2% or 2.50%

(1)   Rates of 3.40% and 3.55%, respectively, were used to value commitments relating to the 2018 and 2021 French part-time for seniors plans (compared with -0.15% at December 31, 2021).

The discount rates are based on AA-rated corporate bonds with the same maturity as the obligation.

The main capital-based defined-benefit plan (severance pay for employees under private-law contracts in France) is sensitive to employment policy assumptions (Orange has historically had high numbers of employees of retirement age), salary revaluation and long-term inflation of 2%.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

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Change in the value of obligations

The table below provides details of the change in the value of employee benefit obligations:

(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Total post-employment benefits	Other long-term benefits
Change in the value of obligations
Total benefit obligations in the opening balance	188	705	16	909	2,268
Service cost	0	56	(6)	50	105
Interest cost	(0)	7	0	7	(2)
Actuarial (gains)/losses	11	(179)	(7)	(175)	305
Transfer between entities	-	(1)	-	(1)	(1)
Benefits paid	(11)	(20)	(0)	(31)	(360)
Total benefit obligations in the closing balance (a)	188	568	3	759	2,315
in respect of employee benefit plans that are wholly or partly funded	188	-	-	188	-
in respect of employee benefit plans that are wholly unfunded	-	568	3	571	2,315
Change in plan assets				-
Fair value of plan assets in the opening balance	170	-	-	170	-
Actuarial return on plan assets	(0)	-	-	-	-
Gains/(losses) on plan assets	(1)	-	-	(1)	-
Employer contributions	5	-	-	5	-
Benefits paid by the fund	(10)	-	-	(10)	-
Fair value of plan assets in the closing balance (b)	164	-	-	164	-
Plan assets
Net funded status (a) - (b)	24	568	3	595	2,315
Provision/(Asset)	24	568	3	595	2,315
Of which provision (asset): Short term	2	45	-	47	591
Of which provision (asset): Long term	22	523	3	548	1,724
Net fiscal year pension cost
Service cost	0	56	(6)	50	105
Interest cost	(0)	7	0	7	(2)
Expected return on plan assets	0	-	-	-	-
Actuarial (gains)/losses	12	(179)	(7)	(174)	305
Transfer between entities		(1)	-	(1)	(1)
Total net fiscal year pension cost	12	(117)	(13)	(118)	407
Changes in provision/(asset)
Provision/(asset) at beginning of period	18	705	16	739	2,268
Net fiscal year pension cost	12	(117)	(13)	(118)	407
Contributions and/or benefits paid by the employer	(6)	(20)	(0)	(26)	(360)
Provision/(Asset) in the closing balance	24	568	3	595	2,315

Maturity dates of employee benefits

The table below provides a breakdown of the ten-year maturity schedule of projected disbursements for the French part-time for seniors plans, pension plans and other post-employment benefit obligations at December 31, 2022. Provisions for time savings accounts and long-term illness are not included in the table below.

(in millions of euros)	At December 31, 2022	Schedule of estimated benefits to be paid, undiscounted
		2023	2024	2025	2026	2026 and beyond
French part-time for seniors plans	1,726	499	548	446	279	107
Provisions for pensions and other post-employment benefits	767	115	106	72	87	387
Total employee benefit obligations	2,493	614	654	518	366	494

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4.3.2         Share-based compensation

Free share award plans in force at December 31, 2022

The Board of Directors approved the implementation of free share award plans (Long-Term Incentive Plans - LTIP) reserved for the Executive Committee, Corporate Officers and senior executives designated as "Executives" or "Leaders".

Main characteristics

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Date of implementation by the Board of Directors	July 27, 2022	July 28, 2021	July 29, 2020
Maximum number of free shares (1)	1.8 million	1.8 million	1.7 million
Estimated number of beneficiaries	1,300	1,300	1,300
Vesting date of rights for beneficiaries	December 31, 2024	December 31, 2023	December 31, 2022
Delivery date of the shares to the beneficiaries	March 31, 2025	March 31, 2024	March 31, 2023

(1)   In countries where the regulatory conditions, tax codes or labor laws do not permit free share awards, the beneficiaries of the plan will receive a cash amount based on the market price of Orange stock at the delivery date of the shares.

Continued employment condition

The allocation of rights to beneficiaries is subject to a continued employment condition:

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Assessment of continued employment condition	From January 1, 2022 to December 31, 2024	From January 1, 2021 to December 31, 2023	From January 1, 2020 to December 31, 2022

Performance conditions

Depending on the plans, the allocation of rights to beneficiaries is subject to the achievement of internal and external performance conditions, i.e.:

−    the organic cash flow from telecom activities internal performance condition, as defined in the plan regulations, assessed at the end of the three years of the plan against the objective set by the Board of Directors for the LTIP 2020-2022, 2021-2023 and 2022-2024;

−    the Corporate Social Responsibility (CSR) internal performance condition, half of which relates to the change in the level of CO2 per customer use and (i) half to the Group’s renewable electricity rate for the 2020-2022 plan, and (ii) half to the proportion of women in the Group’s management networks for the LTIP 2021-2023 and 2022-2024 plans, assessed at the end of the three years of the plan in relation to the targets set by the Board of Directors;

−    the Total Shareholder Return (TSR) external performance condition. The TSR performance is assessed by comparing the change in the Orange TSR based on the relative performance of the total return for Orange shareholders over the three fiscal years and the change in the TSR calculated on the average values of the benchmark index, Stoxx Europe 600 Telecommunications, or any other index having the same purpose and replacing it during the term of the plan.

Rights subject to the achievement of performance conditions (as a % of the total entitlement)

	LTIP 2022-2024	LTIP 2021-2023	LTIP 2020-2022
Organic cash flow from telecom activities	50%	50%	40%
Total Shareholder Return (TSR)	30%	30%	40%
Corporate Social Responsibility (CSR)	20%	20%	20%

All performance conditions are estimated to be met at the end of the three years of the plan, with the exception of the condition relating to the TSR of the 2020-2022 plan.

Accounting effect

Provisions recognized at December 31, 2022 under these plans amounted to 10 million euros (see Note 9.1.16 Other employee benefits).

Closure of the free share award plan LTIP 2019-2021

Due to the partial achievement of the performance conditions, 0.7 million shares were delivered to the beneficiaries.

Together 2021 Employee Shareholding Plan

Under this plan, advances granted to beneficiaries of 19 million euros were collected in 2022.

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4.4         Financial liabilities

4.4.1         Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 2021	December 2022	2023	2024	2025	2026	2027	Au- Beyond
Long- and medium-term financial liabilities
Bonds (1)		28,365	29,230	1,384	1,900	2,300	1,525	2,000	20,121
Bank loans and loans from multilateral lending institutions		2,100	2,100	750	-	650	350	350	-
Other medium- and long-term debt (2)		1,500	1,500	-	1,500	-	-	-	-
Total (a)		31,965	32,830	2,134	3,400	2,950	1,875	2,350	20,121
Other current financial liabilities
NEU Commercial Paper (3)		1,457	1,001	1,001
Bank overdrafts		1	13	13
Other short-term borrowings (4)		1,980	2,695	2,695
Accrued interest not yet due (5)		509	508	508
Total (b)		3,947	4,217	4,217	-	-	-	-	-
Total gross financial debt (A)	(a)+(b)	35,912	37,047	6,351	3,400	2,950	1,875	2,350	20,121
Marketable securities		7,559	7,321	7,321
Cash		1,336	1,272	1,272
Total cash, cash equivalents and marketable securities (B)		8,895	8,593	8,593
Total gross financial debt less cash and marketable securities at year-end	(A)-(B)	27,017	28,454	(2,242)

(1)   Includes EMTN (Euro Medium Term Notes) private placements.

(2)   Credit line taken out on October 15, 2019 with Atlas Services Belgium.

(3)   Negotiable European Commercial Paper (formerly called "commercial paper").

(4)   Including, in 2022, a credit line taken out with Atlas Services Belgium of 1,500 million euros (amount unchanged since December 6, 2021) and cash collateral received of 1,072 million euros and 50 million euros (historical value) remaining at December 31, 2022 following the repurchase of subordinated notes in pounds sterling (see Note 4.2.1 Subordinated notes).

(5)   Including accrued interest not yet due on bonds of 449 million euros.

At December 31, 2022, Orange SA bonds were redeemable at maturity, and no specific guarantees had been given in relation to these issuances. Some bonds may be redeemed in advance, at the request of the issuer.

The representations, warranties and covenants on debts and credit lines with banks are presented in Note 4.5.3 Liquidity risk management.

4.4.2         Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value in millions of euros at year-end closing rate	December 31, 2022	December 31, 2021
EUR	21,017	19,124
USD	3,296	3,608
GBP	2,760	2,966
CHF	507	481
HKD	246	232
NOK	122	130
PLN	9	(23)
Other currencies	(11)	(10)
Total before accrued interest	27,946	26,508
Accrued interest	508	509
Total before currency derivatives	28,454	27,017

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4.5         Exposure to market risks

4.5.1         Interest rate risk management

Orange SA seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize the cost of its debt by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

Derivatives

The derivatives used to manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2022 break down as follows:

(in millions of euros)	2023	2024	2025	2026	2027	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	1,105	126	-	-	-	100	1,331
Cross-currency swaps	226	-	730	-	-	6,082	7,038
Instruments designated as hedging other items or not qualifying for hedge accounting
Interest rate swaps						250	250

Management of fixed-rate/variable-rate debt

The fixed-rate portion of outstanding gross financial debt, excluding cash collateral received, is estimated at 96% at December 31, 2022, compared with 96% in 2021.

Sensitivity analysis of Orange SA’s exposure to changes in interest rates

The sensitivity to interest rate risk is only analyzed for interest rate derivatives that are in a standalone open position and therefore exposed to interest rate risk. A 1% rise in interest rates would result in a decrease of 15 million euros in net financial expenses and a 1% decrease in interest rates would result in an increase of 15 million euros.

4.5.2         Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received for off-balance sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency)	In currency (1)					Other currencies in euro equivalent value
	EUR	USD	GBP (2)	CHF	HKD
Lender interest rate and cross currency swaps	3,828	4,200	3,112	500	2,049	124
Borrower interest rate and cross currency swaps	(10,866)	-	(561)	-	-	-
Currencies receivable under forward currency contracts	876	426	3	5	44	265
Currencies payable under forward currency contracts	(677)	(681)	(115)	(13)	-	(71)
Currency option receivables	-	70	-	-	-	-
Currency option payables	(69)	-	-	-	-	-
Total	(6,908)	4,015	2,439	492	2,093	317
Converted into euros at the closing rate	(6,908)	3,764	2,750	499	252	317

(1)   Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

(2)   Of which economic hedging of subordinated notes denominated in pounds sterling of 39 million pounds sterling (i.e. 44 million euros).

4.5.3         Liquidity risk management

Credit lines with banks

On November 23, 2022, Orange SA entered into a 6 billion euro multi-currency revolving syndicated credit facility with 27 international banks to refinance in advance its syndicated credit facility maturing in December 2023. This new facility is indexed to environmental and social indicators. This sustainable refinancing illustrates the Group’s environmental, social and governance (ESG) commitments. The margin is indexed to the achievement of CO2 emissions targets (Scopes 1 & 2 and Scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to gender diversity within its workforce. This new facility, initially maturing in November 2027, includes two options to extend for one more year each, exercisable by Orange and subject to the banks’ approval.

At December 31, 2022, Orange SA’s liquidity position exceeded the repayments of gross financial debt scheduled in 2023.

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(in millions of euros)	Available amounts
Bank overdrafts	(13)
Cash	1,272
Marketable securities	7,321
Available undrawn amount of credit facilities	6,000
Liquidity position	14,580

Change in Orange’s credit rating

Orange’s credit rating is an additional overall performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk. It is not a substitute for an analysis carried out by investors. Rating agencies regularly review the ratings they award. Any change in the rating could affect the cost of future financing or access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financing, affect the remuneration paid to investors:

−    one Orange SA bond with an outstanding amount of 2.5 billion dollars maturing in 2031 (equivalent to 2.308 billion euros at December 31, 2022) is subject to a Step-up clause in the event that Orange’s credit rating changes. This clause was triggered in 2013 and early 2014: the coupon due in March 2014 was thus calculated on the basis of an interest rate of 8.75%. Since then, the bond has been bearing interest of 9%;

−    the margin of the 6 billion euro syndicated credit facility entered into on November 23, 2022 is subject to change depending on whether Orange’s credit rating is raised or lowered. At December 31, 2022, this credit facility was undrawn.

At December 31, 2022, neither Orange’s credit rating nor its outlook had changed compared with December 31, 2021:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	BBB+	Baa1	BBB+
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

4.5.4         Financial covenants

Commitments with regard to financial ratios

Orange SA does not have any credit line or loan subject to specific covenants requiring compliance with financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange SA’s financing agreements, notably including the 6 billion euro syndicated credit facility set up on November 23, 2022, as well as bonds, are not subject to early redemption obligations in the event of a material adverse change or cross default provisions. Most of these agreements include cross acceleration provisions, however. Thus, the mere occurrence of events of default in other financing agreements would not automatically trigger accelerated repayment under the aforementioned agreements.

4.5.5         Credit risk and counterparty risk management

Orange SA could be exposed to counterparty risk in respect of its trade receivables, cash and cash equivalents, investments and derivatives.

Orange SA considers that it has limited counterparty risk with respect to trade receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. The maximum value of the counterparty risk on these financial assets is equal to their recognized net carrying value.

Orange SA is exposed to counterparty risk through its investments and derivatives. Therefore, it performs a strict selection of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. This selection takes particular note of the institutions’ credit ratings. Therefore:

−    for each non-banking counterparty selected for investments, limits are set, based on the ratings and maturities of the investments;

−    for each counterparty bank selected for investments and for derivatives, limits are based on equity, rating, CDS (credit default swaps, an accurate indicator of potential default risk), as well as on periodic analyses carried out by the Treasury Department;

−    theoretical limits and consumption limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events.

For derivatives, master agreements relating to financial instruments (French Banking Federation) are signed with all counterparties and provide for the netting of payables and receivables, in case of failure of one of the parties, as well as the calculation of a final balance to be received or paid. These agreements include a CSA (Credit Support Annex) cash collateral clause that can lead to either a deposit (collateral paid) or collection (collateral received), on a daily basis. These payment amounts correspond to the change in the market value of all derivatives.

As a rule, investments are negotiated with high-grade banks.

4.5.6         Notional amount and fair value of derivatives

The notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA in the use of derivatives.

The fair value of the currency swaps and interest rate swaps is estimated by discounting expected future cash flows using the year-end market exchange rates and year-end interest rates for the remaining term of the contracts.

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The fair value of over-the-counter options is estimated using generally accepted market measurement models.

Orange SA may set up hedges of interest rate risk and foreign exchange risk with external counterparties on behalf of some of its direct or indirect subsidiaries. In the vast majority of cases, these hedges are subject to mirror transactions in the subsidiaries for which they are set up, with Orange SA not bearing any residual interest rate risk or foreign exchange risk.

(in millions of euros)	December 31, 2022		December 31, 2021
	Notional amount	Fair value	Notional amount	Fair value
Off-balance sheet financial instruments
Interest rate swaps	1,581	65	1,675	(14)
Cross-currency swaps	7,038	777	7,599	334
Forward currency contracts	1,530	28	1,499	-
Total firm commitments	10,149	870	10,773	320
Options	69	(1)	27	-
Total contingent commitments	69	(1)	27	-
Total	10,218	869	10,800	320

4.6         Other current liabilities

(in millions of euros)	December 31, 2022	December 31, 2021
Subsidiaries’ cash current accounts	5,753	5,453
of which Atlas Services Belgium (1)	2,030	509
of which Equant	958	927
of which Orange Participations UK (2)	8	1,310
of which Orange Espagne	241	48
of which Orange Brand Services Limited	162	199
of which Orange Participations (3)	521	880
of which Orange Africa & Middle East	98	122
Tax and social security liabilities	1,379	1,403
Payables to submarine cable consortium members	230	194
Other	398	462
Total	7,760	7,512

(1)   Change during the fiscal year mainly relating to the dividends of 120 million euros received from Orange Romania and the repayment by Orange Participations UK of its share premium of 1,300 million euros.

(2)   Change during the fiscal year mainly relating to the repayment by Orange Participations UK of its share premium of (1,300) million euros to Atlas Services Belgium.

(3)   Change during the fiscal year mainly relating to payment of dividends of (200) million euros to Orange SA and the subscription by Orange Participations to the capital increase of Compagnie Financière d’Orange Bank for (150) million euros.

4.7         Deferred income

(in millions of euros)	December 31, 2022	December 31, 2021
Deferred financial income	769	754
of which instruments eligible for hedge accounting	326	319
of which balances received upon unwinding of derivatives and spread until maturity of the hedged underlying	413	435
Deferred operating income	733	716
of which B2C subscriptions	212	226
of which the spreading over 20 years of the invoicing for civil works services as part of the cable network contribution	25	36
Total	1,502	1,470

4.8         Maturity of non-financial receivables and payables

At December 31, 2022, non-financial receivables and payables were due within one year, with the exception of telecom license payables of 464 million euros (see Note 3.1.1 Intangible assets) and receivables related to the payment terms offered on the acquisition of a mobile phone representing an amount lower than 0.7 million euros (see Note 9.1.8 Trade receivables).

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Note 5        Contractual obligations and off-balance sheet commitments

At December 31, 2022, Management believes that, to the best of its current knowledge, there are no commitments likely to have a material effect on the current or future financial position of Orange SA, other than those mentioned in this note.

5.1         Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	From one to five years	More than five years
Commitments related to operating activities	17,545	3,772	6,606	7,167
Operating and finance lease commitments (1)	3,717	742	1,788	1,187
Handsets purchase commitments	1,639	1,164	475	-
Transmission capacity purchase commitments	204	44	98	62
Other purchase commitments for goods and services	10,512	1,541	3,386	5,585
Investment commitments in property, plant and equipment and intangible assets	381	82	299	-
Guarantees granted to third parties in the ordinary course of business	1,092	199	560	333

(1)   Including operating property leases for 2,997 million euros, finance lease fees for 625 million euros and vehicle rentals for 69 million euros.

Operating lease commitments

The main operating lease commitments correspond to the value of fixed and in-substance fixed payments not paid at that date, plus any amounts that Orange SA is reasonably certain to pay at the end of the lease, such as the exercise price of call options (where they are reasonably certain to be exercised), or penalties payable to the lessors for terminating the lease (where such termination option is reasonably certain to be exercised).

Orange SA systematically determines the lease term as the period during which leases cannot be terminated, plus periods covered by any extension options that the lessee is reasonably certain to exercise and any termination options that the lessee is reasonably certain not to exercise.

The operating lease maturities are presented below:

(in millions of euros)	Minimum future lease payments	Less than one year	From one to five years	More than five years
Operating property lease commitments (1)	2,997	564	1,371	1,062

(1)   Lease payments in respect of operating property leases, except for those entered into with FT IMMO H (an Orange SA subsidiary), amounted to 2,565 million euros.

Orange SA reserves the right to renew commercial leases upon expiration or replace them with other leases with renegotiated terms and conditions.

Handsets purchase commitments

These mainly correspond to handset purchase contracts signed at the end of July 2021 for a three-year period.

Other purchase commitments for goods and services

The main purchase commitments for goods and services correspond to:

−    energy purchase commitments for an amount of 953 million euros;

−    equipment hosting services for mobile sites under an agreement with Totem France for an amount of 5,805 million euros;

−    commitments relating to the co-financed and leased lines for an amount of 1,959 million euros;

−    hosting services for active equipment for mobile sites under a "built-to-suit" agreement for an amount of approximately 463 million euros;

−    property lease expenses for an amount of 346 million euros;

−    the purchase of broadcasting rights for an amount of 170 million euros;

−    the maintenance of submarine cables for which Orange has joint ownership or user rights, for an overall amount of 233 million euros;

−    sponsorship and patronage commitments, mainly to partners in the field of sports, for an amount of 134 million euros.

Investment commitments

At the end of December 2022, investment commitments amounted to 381 million euros.

In addition commitments expressed in monetary terms, the Group has made commitments to National Regulatory Authorities, such as ensuring a certain coverage of the population by its fixed and mobile networks, particularly in connection with the assignment of licenses and in respect of quality of service. These commitments will require capital expenditure in future years to roll out and enhance the networks. They are not shown in the table above since they are not expressed in monetary terms:

−    when Arcep awarded several spectrum blocks in the 700 MHz and 3.5 GHz bands for the territories of Réunion and Mayotte in 2022:

-     a network coverage obligation of seven predefined zones by 2025,

-     an obligation to provide two sites by 2024;

−    the obligations included in the authorization to use 5G spectrum in the 3.4-3.8 GHz band issued to Orange on November 12, 2020 are as follows:

-     the roll-out of sites (3,000 sites by the end of 2022, 8,000 sites by the end of 2024 and 10,500 sites by the end of 2025), 25% of which must be located in rural areas or industrial areas outside of very densely populated areas,

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-     widespread availability of a 5G service at all sites by the end of 2030, an obligation that may be met either with the 3.4-3.8 GHz band or another band,

-     the provision of a speed of at least 240 Mbits/s per segment from 75% of sites by the end of 2022, 85% of sites by the end of 2024, 90% of sites by the end of 2025 and 100% of sites by the end of 2030,

-     coverage of the main highways by the end of 2025 and major roads by the end of 2027,

-     the provision of differentiated services and the activation of the IPv6 (Internet Protocol version 6) network protocol.

In addition, the commitments made by Orange to participate in the first stage of the procedure, which enabled it to obtain 50 MHz at a reserve price, became obligations in the authorization issued:

-     from the end of 2023, Orange will have to provide a fixed offer from sites using the 3.5 GHz band and a fixed offer to cover premises that benefit from fixed-access radio network services,

-     Orange will have to meet reasonable requests for the provision of services from private sector companies and public sector structures, provide indoor coverage, offer hosting for mobile virtual network operators (MVNOs) and be transparent about network failures and planned roll-outs;

−    pursuant to the provisions of Article L. 33-13 of the French Postal and Electronic Communications Code regarding coverage in sparsely populated areas:

-     Orange proposed to commit to ensuring that, within its FTTH roll-out scope in the AMII (Appel à manifestation d’intérêt - Call for Investment Intentions) area, and unless refused by third parties, 100% of homes and professional premises would have access to FTTH sales offers by the end of 2020 (including a maximum 8% of premises connectable on demand) and that 100% of homes and professional premises would be made connectable by the end of 2022. Subsequent to an opinion from Arcep, these proposals were accepted by the government in July 2018,

-     outside of the AMII area, Orange proposed that it make roll-out commitments as part of AMEL procedures in the Vienne, Haute-Vienne, Deux-Sèvres and Lot-et-Garonne departments,

-     lastly, Orange proposed to make commitments outside of the AMII and AMEL areas in the following departments: Orne, Hautes-Pyrénées, Yvelines, Territoire-de-Belfort, Guadeloupe and Martinique;

−    on January 14, 2018, the Orange group and the other French mobile operators signed an agreement (the "New Deal") to ensure better mobile coverage of the French mainland and particularly rural areas. This agreement includes enhanced coverage obligations, which are included for the 2018-2021 period in our existing licenses in the 900 MHz, 1,800 MHz and 2,100 MHz bands, and for the post-2021 period in the new 900 MHz, 1,800 MHz and 2,100 MHz licenses awarded on November 15, 2018:

-     targeted programs for the improvement of coverage, with the coverage of 5,000 areas per operator by 2029,

-     the widespread roll-out of 4G by the end of 2020 on almost all existing mobile sites,

-     acceleration of the coverage of transportation routes, ensuring that the main roads and railways have 4G coverage,

-     the supply of a fixed 4G service and the extension of the service to 500 additional sites upon request from the government by 2020,

-     the widespread provision of telephone coverage indoors, proposing voice over Wi-Fi and SMS over Wi-Fi offers and on-demand offers involving the indoor coverage of buildings,

-     improved reception quality across France, particularly in rural areas, with good coverage (according to Arcep Decision No. 2016-1678 relating to publications providing information on mobile coverage) by 2024-2027;

−    in 2015, in France, when the spectrum in the 700 MHz band was allocated, Orange took:

-     coverage obligations in "priority roll-out areas" (40% of the country within five years, 92% within 12 years and 97.7% within 15 years) and in "dead zones" not yet covered by a broadband network (100% within 12 years), at the level of priority main roads (100% within 15 years) and at the level of the national rail network (60% within seven years, 80% within 12 years and 90% within 15 years);

−    in 2011, in France, when the spectrum in the 2.6 GHz and 800 MHz bands was allocated, Orange took:

-     an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-     a coverage obligation for mobile access with theoretical maximum download speeds of at least 60 Mbits/s per user (25% of the country within four years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band) which can be met by using both the allocated spectrum and other spectrum,

-     for the 800 MHz band, specifically: a coverage obligation in priority areas (40% of the country within five years, 90% within ten years) with no obligation to provide roaming services, a coverage obligation in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the "dead zone" program.

Non-compliance with these obligations could result in fines and other sanctions, ultimately including the withdrawal of licenses awarded. Management believes that Orange SA is able to fulfill these commitments to the government authorities.

Guarantees granted to third parties in the ordinary course of business

As the parent company of the Orange group, Orange SA grants guarantees to third parties in order to cover the contractual obligations of its direct or indirect subsidiaries. These guarantees totaled 1,091 million euros at December 31, 2022.

As part of the roll-out of the high-speed and very high-speed broadband network in France, the Group has entered into contracts via Public Initiative Networks (mainly public service delegation contracts and public-private partnership contracts as well as public design, construction, operation and maintenance contracts), under the terms of which Orange SA has counter-guaranteed, for an overall amount of 221 million euros at December 31, 2022, a portion of the commitments made by its subsidiaries to the public authorities, particularly regarding guarantees of performance and restoration of infrastructure.

These commitments include the performance guarantees granted to certain customers of the Enterprise Division subsidiaries, for an amount of 459 million euros.

Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

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5.2         Other commitments

Warranties given on disposals

Under the disposal agreements for certain assets, subsidiaries or equity investments entered into by its subsidiaries, the Company guarantees that those subsidiaries will fulfill their obligations under the asset and liability warranties they have granted. Nearly all material disposal agreements provide for caps on these warranties.

At December 31, 2022, the main warranties in effect were as follows:

−    a warranty given to BT as part of the EE sale, backed 50/50 by the Orange group and Deutsche Telekom as tax and fundamental warranties, except for events ascribable solely to one or the other, and capped at the contractually set disposal price of 5.1°billion°pounds sterling (5.8 billion euros converted at the exchange rate at December 31, 2022) for Orange’s share, which will expire in 2023;

−    miscellaneous standard warranties granted to buyers of real estate sold by the Group.

The Company believes that the risk of all these warranties being enforced is remote and that the potential consequences of their being enforced are not material with respect to Orange SA’s results and financial position.

5.3         Financing commitments

Orange SA’s main commitments relating to financial payables are set out in Note 4.4 Financial liabilities and Note 4.5 Exposure to market risks.

Note 6        Litigation

This note presents all of the significant litigation in which Orange SA is involved with the exception of litigation relating to disputes between Orange SA and the tax or social security administrations over tax, income taxes or social security contributions. These disputes are described, respectively, in Note 2.6 Income taxes and Note 4.3 Provisions.

At December 31, 2022, the provisions recognized by Orange SA for all litigation in which it is involved (other than those in Note 2.6 Income taxes and Note 4.3 Provisions) amounted to 312 million euros, compared with 323 million euros at December 31, 2021. Orange SA believes that any disclosure of the amount of provisions on a case-by-case basis for ongoing disputes could seriously harm the Group’s position. The balance and overall movements in provisions are presented in Note 4.3 Provisions.

Litigation related to competition law

Mobile services

−    After Orange was found guilty by the French Competition Authority in December 2009 for having engaged in anti-competitive practices on the mobile and fixed-to-mobile markets in the French Caribbean and in French Guiana, Digicel and Outremer Telecom brought actions for damages before the Commercial Court of Paris. The dispute with Outremer Telecom was closed following the judgment handed down in May 2017 by the Paris Court of Appeal, which set the amount of the fine to be paid to Outremer Telecom at 3 million euros, noting, inter alia, that the damages should be discounted at the statutory rate of interest.

In December 2017, the Commercial Court of Paris ordered Orange to pay Digicel the sum of 180 million euros, plus interest calculated from March 2009 until the date of payment (at a higher rate of interest than the statutory rate ordered by the Paris Court of Appeal in the Outremer Telecom dispute), i.e. a total of 346 million euros. In June 2020, the Paris Court of Appeal reversed the discounting method applied to the damages set forth in the judgment rendered by the Commercial Court of Paris in December 2017 and ordered Orange to pay Digicel the sum of 249 million euros. Following this judgment, Orange was refunded 97 million euros and filed an appeal with the Supreme Court. The proceedings are ongoing.

Fixed services

−    Following the final decision of the French Competition Authority to fine Orange 350 million euros for having implemented four anti-competitive practices in the "Enterprise" market segment on December 17, 2015, several players (including Celeste and Adista) filed actions for damages against Orange. Céleste withdrew its claim for damages before the Commercial Court of Paris, which duly noted this withdrawal on June 29, 2022. This dispute is now closed. Only the investigation of Adista’s case against Orange is ongoing.

−    In their litigation over the proposed reimbursement of overpayments on interconnection services provided by Orange, Orange and Verizon have entered into a memorandum of understanding which, inter alia, puts an end to this dispute. Verizon withdrew its claim before the Paris Court of Appeal on April 8, 2022. This dispute is now closed.

−    In the dispute between Orange and SFR over fixed telephony retail offers for secondary residences, in September 2021 the Court of Appeal ordered SFR to return the sums awarded to it (i.e. 53 million euros). SFR has filed another appeal with the Supreme Court. The proceedings are ongoing.

−    On April 16, 2021, Bouygues Telecom brought an action against Orange before the Paris Judicial Court concerning the quality of service of its wholesale offers for an amount of 78 million euros for alleged losses, since revalued at 81 million euros. Orange considers these claims to be unfounded.

Other proceedings

−    In June 2018, Iliad filed for summary judgment against Orange SA before the presiding judge of the Commercial Court of Paris, aiming to ban some of its mobile telephony offers proposing mobile handsets at attractive prices accompanied by subscription packages, on the grounds that they constituted consumer credit offers. On February 9, 2023, Iliad obtained a ruling against Bouygues Télécom from the Commercial Court of Paris in a dispute over its so-called "subsidized" mobile telephony offers. As these are its own offers, Orange believes that the specifics of this case, further-developed arguments and other elements relating to the procedure are such as to lead the court to a different assessment.

−    In August 2020, ASSIA brought an action against Orange SA before the Paris Judicial Court for the alleged infringement of two patents relating to dynamic xDSL line management. ASSIA is seeking an advance payment of damages of 500 million euros as compensation for its financial loss, which it estimates at 1,418 million euros. Orange SA considers its claims to be unfounded and is challenging them. The proceedings are currently being examined by the judges deciding on the merits of the case.

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−    The Evaluation and Compensation Committee, set up during the France Télécom "social crisis" trial, has completed its analysis and processing of the claims received. It assigned the review of certain claims considered to be outside its remit to Group experts assisted by two members of the Evaluation and Compensation Committee.

In order to provide its telecommunication services, Orange SA sometimes uses the fixed assets of other parties. The terms of use of these assets are not always formalized. The Company is sometimes subject to claims and might be subject to future claims in this respect, which could result in a cash outflow in the future. The amount of the potential obligations or future commitments cannot be measured with sufficient reliability due to the legal complexities involved.

Other than proceedings related to tax audits (see Note 2.6 Income taxes), there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending, suspended or threatened, of which Orange is aware, which may have or have had in the last 12 months a material impact on the Company’s and/or Group’s financial position or profitability.

Note 7        Transactions with companies and related parties

The main related-party transactions with associates are carried out in the ordinary course of business and are entered into through arm’s length transactions.

The additional related-party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned (directly or indirectly) by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunication services provided to French governmental authorities, which are among Orange SA’s largest customers, as well as to its various local and regional authorities, are provided on an arm’s length basis.

Note 8        Subsequent events

None.

Note 9        Accounting policies for preparing the financial statements

The Statutory Financial Statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Chart of Accounts.

9.1         Accounting policies

The financial statements were prepared in accordance with ANC Regulation No. 2014-03 of June 5, 2014, regarding the amended version of the French General Chart of Accounts.

General accounting practices were used in accordance with the French General Chart of Accounts, in line with the principle of prudence, and following the basic assumptions below:

−    going concern;

−    independence of fiscal years;

−    consistency of accounting methods from one fiscal year to the next; and

in accordance with general rules for the preparation and presentation of statutory financial statements.

The historical cost method was adopted as the basic method of accounting. Only material information is provided.

The principal methods used are presented below.

9.1.1         Transactions in foreign currencies

Sales in foreign currencies are recorded under revenues at the exchange rate on the day of sale. The effect of hedging is, where applicable, accounted for under the same heading as revenue.

Monetary balances in foreign currencies are translated at the fiscal year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as "unrealized foreign exchange losses" on the assets side or "unrealized foreign exchange gains" on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those underpinned by an underlying instrument that is part of a hedge of equity securities in foreign currencies.

Translation adjustments for operating payables and receivables (provisioned or realized) are entered under operating income. Translation adjustments for financial payables and receivables (provisioned or realized) are entered under finance costs, net.

9.1.2         Revenue recognition

The main revenues from Orange SA’s activities are recognized as follows:

Provision of equipment

Revenues from the sale of handsets and accessories are recognized when delivered. Installation fees are recognized in revenues when the line is activated.

Equipment lease revenues are recognized on a straight-line basis over the term of the lease.

Service revenue

Revenues from telephone and Internet access subscriptions are recognized on a straight-line basis over the period of the service.

Revenues from incoming and outgoing telephone communications are recognized when the service is provided.

Revenues related to the use of leased lines and to medium-speed and broadband data transmission are recognized on a straight-line basis over the term of the contract.

Revenues related to the sale of transmission capacity on terrestrial and submarine cables are recognized on a straight-line basis over the term of the contract.

Revenues from Internet advertising are recognized over the period in which the advertising service is provided.

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Separable components of a bundled offer and related offers

Many service offers available on the Group’s main markets comprise two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk & text plan).

Hence, for bundled offers including a handset sold at a discounted price and telecommunication services, revenues recognized for the handset sale are limited to the amount of the arrangement that is not contingent upon the rendering of service provision, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid on delivery, or the discounted amounts paid over a 12- or 24-month period with respect to offers paid for in installments.

Where separable, revenues from equipment sales are recognized when the majority of the risks and rewards of ownership are transferred to the buyer. The provision of an Internet box does not constitute either a separable component of the Internet access service offer nor a rental because Orange maintains control of the box and its usage.

For certain commercial offers, revenues from connection to a service are recognized in full when billing the first connection, even if this service is not separately identifiable from the subscription and communications.

Sales of content

Revenues from the sale of numbers with revenue and cost-sharing arrangements ("contact number" service) are recognized at their gross amount. Amounts due to providers of such services are recognized in operating expenses.

Revenues from the sale or supply of content (audio, video, games, etc.) through the various communication systems (mobile, PC, TV, fixed telephony, etc.) are recognized at their gross amount; payments to content publishers are therefore recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized as on behalf of third parties, and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Customer acquisition and retention costs, other than loyalty program costs, are recognized in net income in the fiscal year in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004-E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on churn rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenues when a future sale is made. This principle is applied to Orange SA’s existing PCM (Programme Changer de Mobile - Change Your Mobile) and PRT (Programme Renouvellement de Terminal - Handset Renewal Program) programs, under which customers can get a new mobile phone provided that they enter into a new contractual obligation.

9.1.3         Intangible assets

Pursuant to ANC Regulation No. 2015-06 of November 23, 2015, at the start of the fiscal year on January 1, 2016, the technical losses recognized in the financial statements were allocated, transaction by transaction, to the underlying assets on which there were unrealized gains. The residual amount of losses not allocated to components of identified assets remains in commercial goodwill and is subject to impairment tests as described in Note 9.1.5 Impairment of property, plant and equipment and intangible assets.

Thus, intangible assets mainly include technical merger losses not allocated to identified assets, licenses, patents, usage rights, software and leasehold rights, as well as development costs.

Gross value

Intangible assets are recognized at acquisition or production cost.

The acquisition cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenues). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of the service and ends on the license expiration date, with the exception of the first block of spectrum under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

−    the intention and the technical and financial capacity to complete the development project;

−    the project will generate probable future economic benefits for the Company; and

−    the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

Amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed, according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 to 20 years
IT (apps, software, licenses), customer service platforms, R&D	3 to 5 years

9.1.4         Property, plant and equipment

Property, plant and equipment mainly comprises network facilities and equipment.

Gross value

The gross value of property, plant and equipment corresponds to its acquisition or production cost. This cost includes the costs directly attributable to the transfer of the asset to its place of operation and its preparation for operation.

Transfer taxes, fees or commissions and legal costs related to the acquisition are attached to the acquisition cost of the asset.

The cost of property, plant and equipment also includes the estimated cost of dismantling and removing the fixed asset and restoring the site where it was located under the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as equipment and installation capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the fixed asset’s productivity or extend its useful life.

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The roll-out of assets by stage, especially for network assets, does not generally require a substantial period of preparation. As a result, Orange SA does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets. Interest is entered under expenses in the fiscal year during which it is incurred, regardless of how the borrowed capital is used.

Pursuant to the component-based approach, the total cost of an asset is allocated among its different components and each component is accounted for separately when different components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Depreciation

Property, plant and equipment is depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight constructions), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper and optical cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Land and fixed assets in progress are not depreciated.

The depreciable amount of an asset corresponds to its gross value minus its residual value less disposal costs.

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

9.1.5         Impairment of property, plant and equipment and intangible assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its net carrying value due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators, revision of operating cash flows, etc.).

The fair value is the higher of market value and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets held for sale, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, property, plant and equipment and intangible assets, including the commercial goodwill allocated to businesses in France, are tested overall for impairment relating to all activities and sites in France.

Potential reversal of impairment is examined at each closing date. Impairment on goodwill is definitive.

9.1.6         Financial assets

Equity securities are recorded at historical purchase cost plus the share, if any, of the merger loss allocated to them pursuant to ANC Regulation No. 2015-06. Transaction costs are expensed in the income statement.

To determine whether an impairment loss should be recognized, the historical acquisition cost (including any share of merger losses allocated thereto) is compared with its present value.

The present value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of equity securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange SA uses the discounted cash flow method to assess enterprise value (except for its banking activity). Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and operating forecasts drawn up by Orange SA’s Management, as follows:

−    cash flows are taken from business plans covering a time frame of three to five years;

−    beyond that time frame, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

−    the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Other criteria, such as market value (assessed based on average share price over the last 20 trading days), growth and profitability outlook, parent company equity, and proportionate share in the investment (on a historical basis) may be taken into account, separately or in addition to the value in use, when calculating the present value, according to the type of each investment.

Receivables related to equity investments

Receivables related to equity investments comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral received

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates and interest rates.

Collateral paid is recorded in financial assets and collateral received is recognized in other short-term borrowings.

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9.1.7         Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost and likely realizable net book value. The entry cost corresponds to the acquisition cost, which is determined by the weighted average cost method.

When the likely realizable net book value is lower than the entry cost, a provision for impairment is recorded for the difference.

9.1.8         Trade receivables

Due to its broad range of customers (B2C customers, large companies, professionals and mobile virtual network operators (MVNOs)), Orange SA does not consider itself to be exposed to a customer concentration risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Assignment of receivables - deferred payment

Trade receivables may include deferred payments over a maximum two-year period for mobile phone purchases. In 2018, Orange SA set up a program to assign these deferred payment receivables to a bank under a non-recourse factoring agreement. As the transfer of ownership was completed, the assigned receivables were no longer recognized on the balance sheet. This disposal is considered to be a straightforward disposal of receivables related to the company’s ordinary activities The difference between the notional value and the sale price of the assigned receivables is recorded in operating income.

9.1.9         Marketable securities

Marketable securities are stated at acquisition cost. An impairment provision is recognized, where applicable, for each line of securities of the same nature, equal to the difference between their carrying value and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Regulation No. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 9.1.16 Other employee benefits).

9.1.10       Other shareholders’ equity

When, based on the terms of the issuance contract or the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the lender’s option or is redeemable for equity instruments, it is recognized in Other shareholders’ equity.

9.1.11       Grants

Orange SA may receive non-repayable grants, presented in shareholders’ equity, under "Grants," in the form of direct or indirect funding from third parties for capital projects, mainly provided by local and regional authorities. They are recycled to profit or loss at the same rate and over the same period as the depreciation of the fixed assets financed.

9.1.12       Bond issuance costs

Bond issuance costs are recorded in operating expenses in the fiscal year in which the bonds were issued. Share premiums are recognized in financial expenses over the term of the bond.

9.1.13       Derivatives

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross-currency interest rate swaps, interest rate swaps, caps, floors, futures contracts in organized markets, forward currency contracts, currency swaps and currency options. These instruments are used for hedging purposes.

Income and expenses arising on these derivatives are recorded in the income statement on a symmetrical basis with the expenses and income on the hedged items:

−    differences in interest receivable or payable on interest rate derivatives and any premiums or discounts on these transactions are recorded in profit or loss on a symmetrical basis over the term of the hedged item;

−    gains and losses arising on currency derivatives used to hedge balance sheet items are recorded as adjustments to the foreign exchange gain or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet, as deferred income or prepaid expenses, until the transaction is unwound, and are then reclassified in profit or loss;

−    gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound;

−    some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. In accordance with ANC Regulation No. 2015-05 of July 2, 2015 concerning forward financial instruments and hedging transactions, changes in the value of these transactions in open standalone positions appear on the balance sheet as counterparties to transitional accounts: on the asset side of the balance sheet with respect to changes related to unrealized losses and on the liabilities side with respect to changes related to unrealized gains;

−    unrealized gains are not entered in the income statement;

−    if a transaction creates an unrealized loss, a provision is expensed in finance costs, net in the amount of that unrealized capital loss.

9.1.14       Provisions

Provisions are entered if, at the end of the fiscal year, Orange SA has a present obligation toward a third party resulting from a past event, and it is probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation and the amount of that liability can be reliably estimated.

This obligation may be legal, regulatory or contractual. It may also result from Orange SA’s practices or from public commitments that have created a legitimate expectation on the part of the third parties concerned that Orange SA will assume certain responsibilities.

The amount of the provision corresponds to the amount of the outflow of resources that will probably be required for Orange SA to settle the obligation.

When contingent liabilities are identified, they are reported in the notes to the financial statements. They correspond to:

−    probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

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−    present obligations resulting from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits without at least equivalent compensation will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigation

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk at any time.

Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore the technical sites it occupies.

When the obligation arises, a dismantling asset is recognized against a dismantling provision.

The provision is based on dismantling costs (on a per-unit basis for telephone booths and mobile antenna sites, or per metric ton for poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restoration obligations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate that will allow the obligation to be settled. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the dismantling asset.

If the change in the estimate results in a reduction in the dismantling provision, the negative change is deducted from the cost of the dismantling asset by means of impairment. If the reduction of the provision is greater than the net carrying value of the dismantling asset, the underlying fixed asset is written down.

When the obligation is settled, the provision is reversed against the net carrying value of the dismantling asset and the net carrying value of the underlying assets if the dismantling asset is less than the financial provision reversal.

The dismantling asset is depreciated over the forecast duration of the dismantling plan, which in theory is equal to the useful life of the asset concerned (e.g.: 28 years for poles), except for site restorations for which an assumption of the occupation period for leased sites is taken into account.

9.1.15       Long-term employee benefit obligations

Employee benefits are offered through:

−    defined-contribution plans: contributions are expensed in the fiscal year in which the employee service is rendered; or

−    defined-benefit plans: the obligation is measured according to method 2 (b), in line with CNC Recommendation No. 2003-R. 01 and ANC Recommendation No. 2013-02 as amended.

In accordance with this recommendation:

−    the obligations are calculated on the basis of demographic assumptions (employee turnover rate, mortality, etc.) and financial assumptions (rate of future salary increases, inflation rate, etc.) and are then discounted;

−    discount rates are determined on a plan-by-plan basis by reference to market yields on high-quality long-term corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

−    actuarial gains and losses on post-employment benefits are recorded in net income for the fiscal year;

−    the past service cost recognized for the period is booked in net income for the fiscal year.

Orange SA’s defined-benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value was equal to their market value on the reporting date. The expected long-term return on these plan assets was determined on the basis of the discount rate used to measure the debt.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96 660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

The civil servant pension plan is a defined-contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their length of service and final salary at retirement age, can be considered as a defined-benefit plan.

Other post-employment benefits

The benefits Orange SA offers retired employees, such as handsets and coverage of certain healthcare costs, can be considered as a defined-benefit plan.

Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term compensated absences and the French part-time for seniors plans.

Actuarial differences observed during the course of the fiscal year are immediately recognized in the income statement.

9.1.16       Other employee benefits

Stock option plans

In line with CRC Regulation No. 2008-15 of December 4, 2008, no expense is recognized in respect of stock-option plans that do not lead to an outflow of resources for Orange SA.

Free share award plans

In accordance with CRC Regulation No. 2008-15, where the award of free shares is conditional on the recipient’s continued employment over a given period, the award results in the recognition in labor expenses of a provision recorded progressively over the qualifying period.

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The amount of the provision relates to the cost of the shares on the date of their allocation to the plan (purchase price of the shares) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. the Orange Share price at December 31).

Employee shareholding plans reserved for the employees of the Group’s entities enrolled in the Group Savings Plan

These transactions are generally carried out through a disposal of existing shares which have been previously repurchased by Orange SA under its share Buyback program. The difference between the Orange SA repurchase price and the sale price to employees, notably due to the matching contribution and the discount provided for in the subscription price, is recorded as an expense under exceptional items in accordance with Article 945-50 of the French General Chart of Accounts (see Note 4.3.2 Share-based compensation).

9.1.17       Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the regulations in force. However, some key suppliers and Orange SA have agreed to extend the payment term for the Company, which may be up to six months for some invoices.

9.1.18       Tax regime

The Company is at the head of a tax consolidation group under Articles 223A et seq. of the French General Tax Code (CGI). Income tax expenses are calculated and paid by the Company as if there was no tax consolidation. Tax savings or add-ons stemming from corrections made to overall taxable income are recognized as income or expenses at the level of the consolidating parent company, Orange SA.

9.1.19       Consolidating company identification

Orange SA, whose headquarters are located at 111 Quai du Président Roosevelt 92130 Issy-les-Moulineaux (SIREN 380 129 866), prepares the Consolidated Financial Statements of the largest group of which the Company is a part. A copy of the aforementioned Consolidated Financial Statements is available on the Group website (https://www.orange.com/en/latest-consolidated-results).

9.2         Use of estimates

In preparing Orange SA’s financial statements, Management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2022 may subsequently be changed. The assumptions on which the main estimates are based mainly relate to:

−    provisions (see Notes 4.3.1 Employee benefits, 6 Litigation and 9.1.15 Long-term employee benefit obligations);

−    property, plant and equipment and intangible assets (see Note 9.1.5 Impairment of property, plant and equipment and intangible assets);

−    equity securities (see Note 3.2 Financial assets);

−    revenue recognition, where the exercise of judgment is needed to identify the components of a packaged offer or to analyze complex contracts which may have an effect on several accounting periods (see Note 9.1.2 Revenue recognition);

−    off-balance sheet commitments for operating leases, where the exercise of judgment is necessary in particular to determine the duration of the commitment (see Note 5 Contractual obligations and off-balance sheet commitments).

9.3         Consideration of climate change risks

Natural disasters and other accidental events related to climate change, such as fires, could lead to significant destruction of the Orange SA’s facilities, resulting in both service interruptions and high repair costs. The frequency and intensity of weather events related to climate change (e.g. floods, storms and heat waves) continue to increase, which could aggravate claims and increase the related damage. In the medium term, rising sea levels could affect sites and facilities located near the coast more often. While coverage of claims by insurers could decrease further, the damage caused by major disasters could result in significant costs to Orange, some of which could be at the expense of the Company and thus affect its financial position and outlook.

The Company is therefore integrating climate change risks more systematically into its activities. This can be seen in the assessment of these risks on the value of some of its assets through their depreciation schedule or as an event that could lead to the identification of an impairment loss indicator or on the future prospects of obtaining financing. Consideration of climate risks is also reflected in the Orange group’s commitment to Net Zero Carbon by 2040. This commitment has led to changes in certain investment choices related to its activity.

Numerous projects have been initiated within the Company in order to understand the impacts of climate change on its operations. The implementation of actions to limit the effects of the Company’s activities on climate change is also underway. The outcome of these projects could lead the Company to review certain accounting treatments, judgments or estimates of financial risks, the impact of which is still difficult to assess reliably. Climate resilience and adaptation are fast-growing topics and will require the Company to better assess the risks to which it is exposed. The Company has begun a process of analysis in order to diagnose the exposure to climate risks of its various geographic locations based on the study of various impact scenarios related to climate change. At December 31, 2022, the Company had not identified any reliably estimated material impact on its financial statements at the stage of completion of the projects in progress.

9.4         Changes in the macroeconomic environment

The judgment and the estimates made by the Company also take specific events into account. In the context of the war in Ukraine, the Company has paid particular attention to:

−    to possible impacts on impairment testing, whether on changes in market data (discount rates, changes in inflation) or on the flows used;

−    the consequences of changes in market data on the valuation of certain Company assets and liabilities;

−    price volatility or the risk of supply difficulties in certain countries, particularly for electricity.

Provided that the conflict does not spread to other geographical areas, the direct impacts on the Company’s financial statements remain limited.

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Note 10     Compensation allocated to members of Orange SA’s Board of Directors and Executive Commitee

The total gross amount of compensation (gross salaries, bonuses, benefits in kind, attendance compensation, incentive bonuses, employee profit-sharing and employer’s contributions and free share award plans (long-term incentive plan - LTIP), excluding employer social security contributions, paid by Orange SA and the companies it controls during fiscal year 2022 to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2022, or during the fiscal year ended December 31, 2022, amounted to 13.2 million euros, compared with 12.7 million euros paid in fiscal year 2021.

No termination benefits were paid in 2022.

The amount of these components of compensation recognized in 2022 was 13.1 million euros, versus 14.6 million euros in 2021.

3.4.2      Other information on the financial statements

The financial information appearing in Section 3.4.2 supplements the figures contained in the notes to the Statutory Financial Statements and forms an integral part of the Board of Directors’ Report.

Comments on the change in revenue are to be read in conjunction with the analysis of revenues detailed in Section 3.4.1 Financial statements and Note 3.1 to the financial statements.

The scope of Orange SA’s activities does not completely match the scope of the France business segment presented in the Consolidated Financial Statements (Section 3.3). In particular, the latter does not include fixed and mobile communication services and other activities for businesses with more than 50 employees (see Section 1.4.1 Operating activities - France).

3.4.2.1     Comments on the change in revenue

Orange SA’s revenue amounted to 22.5 billion euros in 2022, compared with 22.7 billion euros in 2021, i.e. a year-on-year decrease of 0.9%.

Convergent services

Revenues increased by 1.8%, due to both the growth in the customer base and the increased ARPO.

Mobile-only services

Revenues grew by 1.5%, driven by both the B2C and B2B markets, mainly due to the recovery in roaming customers following the end of the health crisis.

Fixed-only services

The 6.5% decrease in revenues is mostly linked to the continuing erosion of conventional telephony and of Enterprise connectivity activities.

IT & integration services

Revenues decreased by 1.4%.

Services to carriers

Revenues from services increased by 1.4%, mainly due to the recovery in roaming visitors in an environment less affected by the health crisis than in 2021.

Equipment sales

Equipment sales increased by 2.4% but remain below p-health crisis levels.

Other revenue

Other revenue increased slightly, by 0.7%.

Operating indicators

Total at December 31 (quantitative data in thousands)	2022	2021
Mobile services
Number of mobile accesses (1)	36,002	35,430
of which contract customers mobile accesses (1)	34,629	33,699
of which prepaid customers mobile accesses	1,373	1,730
Fixed services
Number of fixed accesses managed by Orange SA (1)	29,428	30,709
of which fixed B2C accesses	15,174	15,543
of which fixed B2B accesses	1,140	1,277
of which fixed wholesale accesses	13,114	13,889
Number of fixed broadband accesses	12,669	12,511
Number of fixed narrowband accesses	3,645	4,309
Enterprise services
Number of IP-VPN accesses in France	297	299

(1)   Customers in the "France" and "Enterprise" business segments.

3.4.2.2     Reintegration of overheads and extravagant expenses

No reintegration of overheads within the meaning of Article 223 quinquies of the French General Tax Code was carried out during fiscal year 2022. Non-deductible vehicle leases, which were included under extravagant expenses on tax return form 2058-A, were reintegrated.

3.4.2.3     Significant equity investments

No equity investments within the meaning of Article L. 233-6 of the French Commercial Code were made in the 2022 fiscal year.

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3.4.2.4     Payment periods - receivables and payables

The information presented below concerning payment periods for suppliers and customers only reflects invoices received or issued, net of credit notes; it does not therefore include invoices not received or uninvoiced sales.

In addition, trade receivables are presented in gross value (allowances on trade receivables amounted to 294 million euros at year-end 2022).

Suppliers (in millions of euros)	Invoices received and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	91 days or more past due
Late payment range
Number of Invoices	56,329					53,752
Total including VAT (2)	1,688	46	18	11	345	420
% of period purchases including VAT	11.5%	0.3%	0.1%	0.1%	2.4%	2.9%

Customers (in millions of euros)	Invoices issued and unpaid at the reporting date					Total past due (1)
	Not past due	1 to 30 days past due	31 to 60 days past due	60 to 90 days past due	91 days or more past due (3)
Late payment range
Number of Invoices	7,888,100					4,266,310
Total including VAT	1,539	200	60	56	572	888
% of revenues for the fiscal year including VAT	5.6%	0.7%	0.2%	0.2%	2.1%	3.2%

(1)   Concerning roaming activity with international carriers, where netting payables and receivables is common practice, without calling into question either the enforceability of the payables, nor the collection of the corresponding receivables, trade payables and receivables over 90 days past due represent an amount of approximately 74 million euros.

(2)   Excluding license acquisition payables, for which payments are spread over several fiscal years in accordance with regulations.

(3)   Including intra-group receivables of 101 million euros.

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3.4.2.5     Five-year summary of results

Description	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018
Share capital at end of fiscal year
Share capital (in euros)	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396	10,640,226,396
Number of ordinary shares outstanding	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599	2,660,056,599
Operations and net income for the fiscal year (in millions of euros) Sign convention: income/(expense)
Revenue excluding VAT	22,487	22,689	22,602	22,790	23,071
Income before tax, employee profit-sharing, depreciation, amortization and provisions	5,707	5,325	7,061	5,936	5,713
Income tax	(198)	(334)	1,914	(333)	(426)
Employee profit-sharing	(121)	(115)	(115)	(141)	(144)
Income after tax, employee profit-sharing and depreciation, amortization and provisions	1,974	(1,905)	2,387	2,859	2,533
Distributed earnings	(1)	1,862	2,393	1,328	1,858
Earnings per share (in euros)
Income after tax and employee profit-sharing, but before depreciation, amortization and provisions	1.97	1.83	3.33	2.05	1.93
Income after tax, employee profit-sharing and depreciation, amortization and provisions	0.74	(0.72)	0.90	1.07	0.95
Dividends per share	(1)	0.70	0.90	0.50	0.70
Employees (in millions of euros, except employee numbers)
Average number of employees in the fiscal year (full-time equivalent)	57,907	61,941	64,389	66,755	68,871
Total payroll costs for the fiscal year	3,598	3,756	3,911	4,055	4,155
Amount paid for employee benefits (social security, social welfare, etc.) (2)	2,019	2,127	2,171	2,294	2,358

(1)   Subject to the decision of the Shareholders’ Meeting of May 23, 2023.

(2)   Includes incentive bonuses (the amount of payroll used to calculate incentive bonuses paid by Orange SA was 3,598 million euros for the 2022 fiscal year).

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3.5     Statutory Auditors

3.5.1      Identity of Statutory Auditors

Principal Statutory Auditors

KPMG SA

Represented by Jacques Pierre and Sébastien Haas

Tour Eqho - 2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

KPMG SA was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Deloitte

Represented by Christophe Patrier

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

Deloitte & Associés was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

Alternate Statutory Auditors

Salustro Reydel

2, avenue Gambetta 92066 Paris-La Défense Cedex - France.

Salustro Reydel was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015. Its term of office was renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

BEAS

6, Place de la Pyramide, 92908 Paris-La Défense Cedex - France.

BEAS was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year ended December 31, 2026.

3.5.2      Reports on the financial statements

3.5.2.1     Statutory auditors’ report on the consolidated financial statements

This is a free translation into English of the statutory auditors’ report on the financial statements of the Group issued in French and it is provided solely for the convenience of English speaking users.

This statutory auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the Management Report and other documents provided to shareholders. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

For the year ended December 31, 2022

To the Annual General meeting of Orange S.A,

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying consolidated financial statements of Orange S.A. for the year ended December 31, 2022.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2022 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1st, 2022 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014, with the exception, for the firm KPMG, of a service, for an amount less than 0.01% of the fees, without consequence for its independence.

Justification of Assessments - Key Audit Matters

In accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the consolidated financial statements.

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Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 4.1 and 4.4 to the consolidated financial statements)

The Group recognized in the consolidated income statement €43,471 million of revenue for the year ended December 31, 2022.

The Group’s telecommunications activities involve a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems for revenue recognition.

Revenue recognition principles are disclosed in Note 4.1 to the consolidated financial statements.

We identified revenue recognition of the telecommunications activities as a key audit matter due to the complexity of the associated IT systems.

For the telecommunications business, we have obtained an understanding of the processes used to recognize the various revenue streams, from the contract signature and the initiation of the communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and by testing the design, implementation and effectiveness of automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by Orange that are relevant to our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 4.1 and 4.4 to the consolidated financial statements.

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Key Audit Matters	Audit Response

Evaluation of goodwill impairment for certain cash generating units

(Note 7 to the consolidated financial statements)

As at 31 December 2022, the amount of goodwill in the consolidated statement of financial position was €33,140 million in gross value and €23,113 million in net value.

As indicated in the "accounting principles" section of Note 7, goodwill is tested for impairment when there is evidence of impairment or at least annually. These tests are performed at the level of each cash-generating unit (CGU) or group of CGUs, which generally corresponds to the operating segment, or to each country for the Africa and Middle East region and Europe. An impairment loss is recognized if the recoverable amount of the assets and liabilities of the CGU is lower than the carrying value. The recoverable amount is determined by the Orange group and mostly corresponds to the value in use, estimated as being the present value of the future expected cash flows.

The determination of value in use requires numerous estimates and judgements from the management as described in notes 2.5.2 and 7, including the assessment of the competitive, political, economic and financial environment of the countries in which the Group operates, the ability to deliver the operating cash flows arising from business plans, the level of investment to be made and the inflation, discount and growth rates used in the calculation of recoverable amounts. As indicated in note 7.3, at 31 December 2022, new business plans were established by management, during the second half-year, following the Group’s update of its strategic plan (for the 2023-2025 period).

−    The determination of the recoverable amounts of the Belgium, Enterprise, Spain and Romania CGUs, including significant goodwill, is more sensitive, as is the margin between these recoverable amounts and the carrying values tested, to the assumptions used by the management in terms of:

−    future expected cash flows used in the business plans (and specifically, the revenue growth rate, the EBITDAaL margin rates and the investments);

discount rates and perpetuity growth rates applied to future expected cash flows.

We therefore identified the evaluation of the goodwill for those CGUs as a key audit matter.

We have obtained an understanding of the procedure implemented by the Orange group for performing impairment tests and in particular estimating the cash flows used to calculate the recoverable amount of these CGUs. For the aforementioned CGUs, we evaluated the design and tested the effectiveness of certain internal controls over the Group’s impairment test process, the determination of the cash flows, the estimation of the discount rates and perpetuity growth rates.

To assess the reliability of the data issued from the business plan used to determine the recoverable amounts of these CGUs, we have, with the assistance of our valuation professionals, in particular:

−    compared the business plan projections established in 2022 with the business plans prepared in previous years;

−    compared the business plans established in prior years with the actual results of the relevant financial years;

−    inquired of the financial and operational managers of the Orange group to gain an understanding of the main assumptions used in the business plans and compared them with the explanations obtained;

−    analyzed the revenue growth rates, EBITDAaL margin rates and investments planned by the Orange group, by comparing them against the Group’s peer companies’ analyst reports and market research reports;

−    reconciled the data used with the business plans presented to the Board of Directors.

Regarding the models used to determine the recoverable amounts, we also involved our valuation specialists to analyse the methodologies used to determine the discount and perpetuity growth rates, compare those rates with available market data and recalculating these rates based on our own data sources. We have, in particular, verified the methods used for determining and the consistency of the discount rate assumptions, based on the weighted average cost of capital per CGU, and the reasonableness of the risk-free rates and risk premiums used by management by comparing them to underlying market data.

Furthermore, we examined the sensitivity analyses carried out by the Orange Group and performed our own sensitivity analyses on key assumptions (forecasted cash flows as well as the discount and perpetuity growth rates) to assess the potential impacts of variances in those assumptions on the impairment tests’ conclusions and the appropriateness of the information disclosed in Note 7 to the consolidated financial statements.

Evaluation of provisions related to the main legal disputes and tax adjustments in France

(Notes 5.2, 5.7 and 10.3 and 18 to the notes to the consolidated financial statements)

The Group is involved in a number of legal disputes (including disputes and administrative proceedings and actions, in connection with disputes of a competitive, regulatory or commercial nature in the telecom industry) or tax adjustments (notably with respect to Value Added Tax and operating taxes and levies).

The existence of such procedures leads the Group to recognize provisions when it has a present obligation towards a third party arising from a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which can be quantified or estimated within a reasonable range.

As indicated in note 18 to the consolidated financial statements, the provisions for risks recognized by the Group in respect of all its disputes (excluding those presented in notes 6.2 and 10.3 relating to disagreements with social security or tax authorities) amounted to €387 million at 31 December 2022, primarily related to legal disputes in which the Group is involved in France, the main of which are presented individually in the sections Mobile services, Fixed services and Other proceedings in France.

The Group also mentions in note 10.3 to the consolidated financial statements that Orange SA is subject, over the years 2017-2018 and 2019-2020, to tax adjustments notified to date for a total amount of approximately €520 million (including penalties and late payment interest). Note 10.3 also specifies that the Group makes the best estimate of the risk on these adjustments, the effects of which are not significant, as assessed by the Group’s management.

The valuation of provisions relating to the main legal disputes and tax adjustments in France is largely based on management judgement, due to the nature of the estimates and assumptions used, including on future events and their outcomes, given the inherent uncertainties as to how they can be resolved.

Given the Group’s exposure and the high degree of judgement of management in estimating the risks relating to these main legal disputes and tax adjustments in France, we considered this subject as a key audit matter.

In order to assess the extent of the risks concerned and the estimates used in connection with the provisions relating to the main legal disputes and tax adjustments, in France, our work consisted in particular in:

−    gaining an understanding of management’s process to identify and gather financial risks, and, where appropriate, recognize provisions and prepare the related financial statement disclosures on risks’ exposure;

−    evaluating the design and testing the effectiveness of key controls put in place by management that we considered most relevant to our audit, including those relating to risk assessment based on information provided by the Group’s legal and tax departments as well as by external counsels;

−    gaining an understanding of management’s analysis of these risks;

−    inquiring of the Group’s legal and tax departments and the Secretary General of the Group and analyzing available documentation (including the minutes of court hearings) in order to evaluate the assumptions used for determining the provisions for the main legal disputes and tax adjustments;

−    analyzing the answers received to our queries: opinions from the Group’s external counsel involved in these procedures, related key information including their likely financial consequences;

−    assessing whether subsequent events have been taken into account in estimating provisions and in the information provided in the consolidated financial statements for the year ended 31 December 2022;

−    comparing historical provision estimates to actual outflow of resources.

In addition, for tax adjustments in France, we involved tax professionals who assisted us in evaluating the appropriateness of management’s risk assessment.

We also assessed the appropriateness of the information disclosed in notes 5.2, 5.7, 10.3 and 18 to the consolidated financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations of the information given in the Group’s Management Report of the Board of Directors.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

We attest that the consolidated non-financial statement required by Article L. 225-102-1 of the French Commercial Code (Code de commerce), is included in the Group’s Management Report, it being specified that, in accordance with the provisions of Article L. 823-10 of this Code, we have verified neither the fair presentation nor the consistency with the consolidated financial statements of the information contained therein and this information must be reported by an independent third party.

Report on Other Legal and Regulatory Requirements

Format of presentation of the consolidated financial statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and consolidated financial statements presented in the European single electronic format, that the presentation of the consolidated financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (Code monétaire et financier), prepared unde the responsibility of Chief Executive Officier, complies with the single electronic format defined in the European Delegated Regulation N° 2019/815 of 17 Decembre 2018. As it relates to consolidated financial statements, our work includes verifying that the tagging of these consolidated financial statements complies with the format defined in the above delegated regulation.

Based on the work we have performed, we conclude that the presentation of the consolidated financial statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

Due to the technical limitations inherent in macro-marking the consolidated financial statements in accordance with the unique European electronic information format, it is possible that the content of certain tags in the notes may not be identical to the consolidated financial statements attached to this report.

We have no responsibility to verify that the consolidated financial statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed as statutory auditors of Orange S.A. by the annual general meeting held on May 18, 2021 for Deloitte & Associés] and on May 27, 2015 for KPMG S.A.

As at December 31, 2022, Deloitte & Associés was in the second year of total uninterrupted engagement and KPMG S.A. was in the eighth year.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The consolidated financial statements were approved by the Board of Directors.

Statutory Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Objectives and audit approach

Our role is to issue a report on the consolidated financial statements. Our objective is to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    Identifies and assesses the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−    Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the consolidated financial statements;

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−    Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the consolidated financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    Evaluates the overall presentation of the consolidated financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation;

−    Obtains sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. The statutory auditor is responsible for the direction, supervision and performance of the audit of the consolidated financial statements and for the opinion expressed on these consolidated financial statements.

Report to the Audit Committee

We submit to the Audit Committee a report which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period and which are therefore the key audit matters, that we are required to describe in this Audit Report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 822-10 to L. 822-14 of the French Commercial Code (Code de commerce) and in the French Code of Ethics (code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, on March 3, 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER
Partner	Partner	Partner

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3.5.2.2     Statutory auditors’ report on the financial statements

This is a free translation into English of the statutory auditors’ report on the financial statements of the Company issued in French and it is provided solely for the convenience of English speaking users.

This statutory auditors’ report includes information required by European regulation and French law, such as information about the appointment of the statutory auditors or verification of the management report and other documents provided to shareholders.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

For the year ended 31 December 2022

To the Annual General meeting of Orange S.A..

Opinion

In compliance with the engagement entrusted to us by your annual general meeting, we have audited the accompanying financial statements of Orange S.A. for the year ended December 31, 2022.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as at December 31, 2022 and of the results of its operations for the year then ended in accordance with French accounting principles.

The audit opinion expressed above is consistent with our report to the Audit Committee.

Basis for Opinion

Audit Framework

We conducted our audit in accordance with professional standards applicable in France. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the Statutory Auditors’ Responsibilities for the Audit of the Financial Statements section of our report.

Independence

We conducted our audit engagement in compliance with independence requirements of the French Commercial Code (Code de commerce) and the French Code of Ethics (Code de déontologie) for statutory auditors for the period from January 1st, 2022 to the date of our report and specifically we did not provide any prohibited non-audit services referred to in Article 5 (1) of Regulation (EU) No 537/2014, with the exception, for the firm KPMG, of a service, for an amount less than 0.01% of the fees, without consequence for its independence.

Justification of Assessments - Key Audit Matters

In accordance with the requirements of Articles L. 823-9 and R. 823-7 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on specific items of the financial statements.

Key Audit Matters	Audit Response

Revenue recognition for telecommunications activities

(Notes 2.1, 4.7 and 9.1.2 to the financial statements)

The Company recognized in the annual financial statements €22,487 million of revenue for the year ended December 31, 2022.

The Company’s telecommunications activities involve a wide range of frequently changing services and large volumes of data processing. This requires various revenue recognition methods according to the type of product or service sold, and complex IT systems.

Revenue recognition principles are presented in Note 9.1.2 to the annual financial statements.

We identified revenue recognition of telecommunications activities as a key audit matter due to the complexity of the associated IT systems.

For telecommunications activities, we have obtained an understanding of the processes used to recognize various revenue streams, from the contract signature and the initiation of the communication to the invoicing and the receipt of payment.

We took into account the high level of integration of the various IT systems involved in revenue recognition by including IT specialists in our audit team and by testing the design, implementation and effectiveness of key automated system controls affecting revenue recognition.

As part of our work, we:

−    identified the main controls set up by the Company that were relevant for our audit;

−    tested the functionalities of business and commercial applications used to prepare accounting and financial information, the configuration and interfaces of accounting systems;

−    performed analytical procedures and tested a selection of manual entries at year end, by comparing our revenue estimates, based on a combination of internal data and publicly available external data, with revenue recorded.

We have also assessed the appropriateness of the information presented in Notes 2.1, 4.7 and 9.1.2 to the financial statements.

Evaluation of equity investments and goodwill

(Notes 3.1.1, 3.2, 9.1.5 and 9.1.6 to the financial statements)

The carrying amounts of equity investments and goodwill recognized in the balance sheet as of December 31, 2022 were respectively €38,273 million and €22,082 million.

Equity investments are recognized at historic cost on their acquisition date, plus any business combination accounting loss (mali de fusion). Impairment is recorded when their carrying amount is higher than fair value, which is value in use for strategic investments.

As stated in Notes 9.1.5 and 9.1.6 to the annual financial statements, value in use of equity investments comprises estimated enterprise value less net debt (or plus net liquid assets), which is calculated in its currency of origin and converted into Euros at the exchange rate effective at the reporting date.

Goodwill is recognized at acquisition cost. Impairment is recorded when the carrying amount is higher than fair value, generally based on value in use.

Due to the short-term volatility of market value and the strategic nature of its investments, Orange S.A. uses the discounted cash flow method to assess enterprise value (excluding for its banking activity). Discounted cash flow is calculated based on economic and regulatory assumptions, assumptions relating to license renewals and operating forecasts by Management.

Other criteria, such as market value, growth and profitability prospects, parent company equity, proportionate share in the investment (historic basis) can be taken into account, separately or in addition to value in use, when calculating fair value according to the type of each investment. As mentioned in Note 3.2, as at December 31, 2022, new business plans were established by the management, during the second half of the year, following the Group’s update of its strategic plan (for the 2023-2025 period).

Given their significance on the balance sheet and the complexity of models used and their sensitivity to changes in data and assumptions on which estimates are based, we believe that the evaluation of equity investments and goodwill is a key audit matter.

We have obtained an understanding of the procedure put in place by the Group for performing the impairment tests on equity investments and goodwill.

To assess the estimate of the values in use of equity investments and the value in use of goodwill, together with the assistance of our valuation professionals, we:

−    analyzed the procedure for determining and approving business plans on which cash flow forecasts are based;

−    compared 2022 cash flow forecasts with business plans from previous financial years;

−    compared the business plans from prior years with the actual results of the relevant financial years;

−    inquired the operational and finance managers at Orange S.A. to gain insight into the key assumptions used in business plans and assess assumptions based on the explanations obtained;

−    evaluated the Group’s forecasted revenue growth rates, operating costs and investments by comparing them to the Group’s peer companies’ analyst reports and market research reports;

−    reconciled the data included in the valuation models used by the Company in the determination of recoverable values to the plans submitted to those charged with governance.

Relating to the models used for the determination of enterprise values, we involved valuation professionals, who assisted us in evaluating the methodologies used to determine the discount and perpetuity growth rates, comparing those rates with available market data and recalculating the rates based on our own data sources.

Besides, we tested the mathematical reliability of the models, based on a sample, recalculated values in use determined by Orange and analyzed the enterprise value resulting from forecast cash flows adjusted for the net debt for each entity considered.

We have also assessed the appropriateness of the information presented in Notes 3.1.1, 3.2, 9.1.5 and 9.1.6. to the annual financial statements.

Evaluation of provisions for major legal disputes and tax adjustments

(Notes 2.6, 4.3, 6 and 9.1.14 to the annual financial statements)

The company Orange S.A. is involved in a number of legal disputes (including disputes and administrative procedures and actions, in connection with disputes of a competitive, regulatory or commercial nature in the telecom industry) or tax adjustments (notably with respect to Value Added Tax and operating taxes and levies).

As indicated in note 9.1.14 to the annual financial statements, the existence of such procedures leads the Company to recognize provisions if there is an obligation of the Company towards a third party resulting from a past event, the settlement of which is likely to result for the company in an outflow of resources representing economic benefits without at least equivalent consideration and which can be estimated reliably.

As indicated in note 6 to the annual financial statements, provisions for risks recognized by the Company in respect of all its disputes (excluding those presented in notes 2.6 and 4.3 relating to disagreements with social security or tax authorities) amounted to €312 million at 31 December 2022, the main of which are presented individually in the sections Mobile services, Fixed services and Other procedures.

The Company also mentions in note 2.6 to the annual financial statements that it is subject, over the years 2017-2018 and 2019-2020, to tax adjustments notified to date for a total amount of approximately €520 million (including penalties and late payment interest). Note 2.6 also specifies that the Company makes the best estimate of the risk on these adjustments, the effects of which are not significant, as assessed by the Company’s management.

The measurement of provisions for major legal disputes and tax adjustments is largely based on management judgement, given the nature of the estimates and assumptions used, including on future events and outcomes, given the inherent uncertainty of how these can be resolved.

Given the Company’s exposure and management’s high degree of judgement in estimating the risks relating to these major legal disputes and tax adjustments, we considered this subject as a key audit matter.

In order to assess the extent of the risks concerned and the estimates made in connection with the provisions relating to the main legal disputes and tax adjustments, our work notably consisted in:

−    gaining an understanding of management’s process to identify and gather risks, and, where appropriate, recognize provisions and prepare the financial statement disclosures on risks’ exposure;

−    evaluating the design and test the effectiveness of key controls, put in place by management, that we considered most relevant to our audit, relating to risk assessment based on information provided by the Company’s legal and tax departments as well as by external counsels;

−    gaining an understanding of management’s analysis of these risks;

−    inquiring of the legal and tax departments and the Secretary General of the Company and analyzing available documentation (including the minutes of court hearings) in order to evaluate the assumptions used for determining, where appropriate, the provisions for the main legal disputes and tax adjustments;

−    analyzing the answers received to our queries: opinions from the Company’s external counsels involved in these procedures, related key information including their likely financial consequences;

−    assessing whether subsequent events have been taken into account in the estimation of the provisions and the information provided in the annual financial statements for the year ended 31 December 2022;

−    comparing historical provision estimates to actual outflow of resources.

In addition, we involved tax professionals who assisted us in evaluating the appropriateness of management’s risk assessment on the tax adjustments.

We also assessed the appropriateness of the information disclosed in notes 2.6, 6 and 9.1.14 to the annual financial statements.

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Specific Verifications

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by laws and regulations.

Information given in the Management Report and in the other documents with respect to the financial position and the financial statements provided to the Shareholders

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors and in the other documents with respect to the financial position and the financial statements provided to Shareholders.

We attest the fair presentation and the consistency with the financial statements of the information relating to payment deadlines mentioned in Article D. 441-6 of the French Commercial Code (Code de commerce).

Report on Corporate Governance

We attest that the Board of Directors’ report on Corporate Governance sets out the information required by Articles L. 225-37-4, L22-10-10 and L. 22-10-9 of the French Commercial Code.

Concerning the information given in accordance with the requirements of Article L. 22-10-9 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by or awarded to the directors and any other commitments made in their favour, we have verified the consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from controlled companies included in the scope of consolidation. Based on these procedures, we attest the accuracy and fair presentation of this information.

With respect to the information relating to items that your company considered likely to have an impact in the event of a public takeover bid or exchange offer, provided pursuant to Article L. 22-10-11 of the French Commercial Code, we have agreed this information to the source documents communicated to us. Based on these procedures, we have no observations to make on this information.

Other information

In accordance with French law, we have verified that the required information concerning the identity of the shareholders and holders of the voting rights has been properly disclosed in the Management Report.

Report on Other Legal and Regulatory Requirements

Format of presentation of the financial statements intended to be included in the Annual Financial Report

We have also verified, in accordance with the professional standard applicable in France relating to the procedures performed by the statutory auditor relating to the annual and consolidated financial statements presented in the European single electronic format, that the presentation of the financial statements intended to be included in the Annual Financial Report mentioned in Article L. 451-1-2, I of the French Monetary and Financial Code (code monétaire et financier), prepared under the responsibility of Chief Executive Officer, complies with the single electronic format defined in the European Delegated Regulation No 2019/815 of 17 December 2018.

Based on the work we have performed, we conclude that the presentation of the financial statements intended to be included in the Annual Financial Report complies, in all material respects, with the European single electronic format.

We have no responsibility to verify that the financial statements that will ultimately be included by your company in the Annual Financial Report filed with the AMF are in agreement with those on which we have performed our work.

Appointment of the Statutory Auditors

We were appointed as statutory auditors of Orange S.A. by the annual general meeting held on May 18, 2021 for Deloitte & Associés and on May 27, 2015 for KPMG S.A.

As at December 31, 2022, Deloitte & Associés was in the second year of total uninterrupted engagement and KPMG S.A. was in the eighth year.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with French accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Company or to cease operations.

The Audit Committee is responsible for monitoring the financial reporting process and the effectiveness of internal control and risks management systems and where applicable, its internal audit, regarding the accounting and financial reporting procedures.

The financial statements were approved by the Board of Directors.

Statutory Auditors Responsibilities for the Audit of the Financial Statements

Objectives and audit approach

Our role is to issue a report on the financial statements. Our objective is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with professional standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As specified in Article L. 823-10-1 of the French Commercial Code (Code de commerce), our statutory audit does not include assurance on the viability of the Company or the quality of management of the affairs of the Company.

As part of an audit conducted in accordance with professional standards applicable in France, the statutory auditor exercises professional judgment throughout the audit and furthermore:

−    identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

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−    obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control;

−    evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

−    assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his Audit Report. However, future events or conditions may cause the Company to cease to continue as a going concern. If the statutory auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the Audit Report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

−    evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

Report to the Audit Committee

We submit to the Audit Committee a report which includes in particular a description of the scope of the audit and the audit program implemented, as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

Our report to the Audit Committee includes the risks of material misstatement that, in our professional judgment, were of most significance in the audit of the financial statements of the current period and which are therefore the key audit matters that we are required to describe in this report.

We also provide the Audit Committee with the declaration provided for in Article 6 of Regulation (EU) N° 537/2014, confirming our independence within the meaning of the rules applicable in France such as they are set in particular by Articles L. 822-10 to L. 822-14 of the French Commercial Code (code de commerce) and in the French Code of Ethics (code de déontologie) for statutory auditors. Where appropriate, we discuss with the Audit Committee the risks that may reasonably be thought to bear on our independence, and the related safeguards.

Paris-La Défense, on March 3, 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER
Partner	Partner	Partner

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4.       Non-financial performance

4.1 Prioritization of CSR challenges

4.1.1 Listening to stakeholders

4.1.2 Group materiality analysis

4.1.3 Areas of social responsibility to which Orange is committed

4.1.4 Summary of Orange’s CSR targets

4.1.5 Appropriation of the Group’s CSR challenges and commitments by all employees

4.1.6 Customers’ perception of Orange

4.1.7 Financing linked to sustainable performance

4.2 Environment

4.2.1 Control of energy and climate impacts

4.2.2 Establishing the circular economy

4.2.3 Helping customers reduce their environmental footprint

4.2.4 Environmental standards

4.3 The Group’s human capital

4.3.1 Employment

4.3.2 External workforce in France

4.3.3 Training

4.3.4 Compensation

4.3.5 Work organization

4.3.6 Social dialog

4.3.7 Health and safety

4.3.8 Promoting diversity and inclusion

4.4 Breach of ethics rules

4.5 Orange’s social commitment

4.5.1 Orange’s commitment to digital inclusion

4.5.2 Philanthropy and the Orange corporate Foundation

4.5.3 Offering inclusive services that complement connectivity

4.5.4 Orange’s commitment to diversity and inclusion within the Group

4.5.5 Providing the keys to using services with confidence

4.5.6 Orange’s commitment to respecting human rights, freedom of expression and the protection of digital privacy

4.6 Suppliers and subcontractors

4.7 Duty of vigilance

4.7.1 2023 Vigilance Plan

4.7.2 2022 Vigilance Plan report

4.8 Report by one of the Statutory Auditors

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Orange’s Statement of Non-Financial Performance should be read in relation to the business model shown in Section 1.2.3, the non-financial risk factors in Section 2.1.4, and their management framework described in Section 2.2.3. This last section lays out Orange’s policy for managing its non-financial risks, as well as the governance and processes established in the Group. The non-financial performance presented below comprises the scorecard for the roll-out and implementation of Orange’s policies in 2022.

4.1     Prioritization of CSR challenges

4.1.1      Listening to stakeholders

Committee to monitor Orange’s Purpose

Orange made the decision to formalize its commitment to society by adopting a Purpose, which was incorporated into its Bylaws after approval by the Shareholders’ Meeting of May 19, 2020. Co-created with its internal stakeholders (employees, social partners and Directors) and external stakeholders (NGOs, think tanks, customers, elected officials, suppliers, investors, etc.), this Purpose was formalized as follows:

"As a trusted partner, Orange gives everyone the keys to a responsible digital world".

This purpose comes with a mission and commitments:

"Our mission is to ensure that digital services are well thought-out, made available and used in a more human, inclusive and sustainable way in all areas of our business. Orange does everything in its power to ensure that people and organizations enjoy a more autonomous and secure digital life. Through the commitment and expertise of the Group’s teams, Orange rolls out innovative technologies and services everywhere, and for everyone".

The Orange group’s Raison d’agir Committee was established in November 2021 and is composed of eight qualified experts from outside the Group and two members of the Executive Committee. Its role is to make recommendations on the implementation of the Purpose. It also considers whether Orange’s strategy and its implementation are properly aligned with the Purpose. Its members, whose expertise and convictions are aligned with Orange’s purpose and values, are free to organize their work, formulate proposals and respond to opinion requests and questions formulated by the Group’s governance. The Raison d’agir Committee is chaired by Ebba Kalondo, one of eight external individuals appointed for a two-year term following an independent selection process.

This advisory body met three times in 2022 and provides its support to corporate management. Seven members of the Executive Committee and experts from several departments attended the Committee’s meetings. It serves as a constructive forum to help the Group ensure that its Purpose will be an effective lever for a sustainable transformation.

The Committee recommends that Orange use its voice as an international company involved in social issues to promote responsible digital technology as affirmed in its Purpose commitments.

In 2022, discussions with the Committee produced the following specific recommendations:

Environmental pillar:

−    hone the greenhouse gas emissions strategy with the use of replacement or alternative scenarios, notably to address scope 3;

−    strengthen Orange’s leadership on the issues and methods of calculating the digital sector’s environmental footprint;

−    look to communities of young employees who are committed to the environment and involve them in work on the climate and environmental trajectory.

Society of trust pillar:

−    structure the Group’s actions on human rights and fundamental freedoms;

−    clarify Orange’s child protection responsibilities and consider the impact of the action plans implemented; help develop concrete solutions for child protection enforcement;

−    take inspiration from the Purpose to instill a shared culture of responsibility in all Group departments.

Responsible economy pillar:

−    make non-financial measures a performance lever for Orange to influence its strategy;

−    monitor the impact of the short-term action plans resulting from the Purpose’s commitment pillars;

−    take stances on the multi-stakeholder work related to the role of digital technology in the transformation of society.

Digital inclusion pillar:

−    pursue efforts to measure the impacts of digital inclusion programs on their beneficiaries.

The recommendations made in February and June were presented to the Ethics and Sustainable Performance Committee (ESPC) and the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) in July 2022.

The members of the Raison d’agir Committee had the opportunity to speak with management in January 2023 about the sustainable ambitions of the 2030 strategy, to enable Orange to incorporate their positions.

In line with these discussions, Orange:

−    intensified its scope 3 measurement efforts;

−    analyzed the roll-out of its child protection policy as part of the "Better Internet for Kids" program in the countries in which it operates, in order to redefine it on a common foundation, explore new themes, and accelerate stakeholder dialog and information campaigns;

−    launched a mission to clarify its evolving human rights challenges and propose human rights governance to address them;

−    has launched a survey and workshops with managers (survey and workshops) in an effort to better incorporate the Purpose into the businesses;

−    has translated its commitment to being a trusted partner into a Group advertising campaign.

Stakeholder dialog

Orange bases its CSR approach on repeated, structured dialog with all of its stakeholders.

This Stakeholder Dialog engaged in by the Group is based on a structured, systematic methodology implemented throughout Orange’s scope since 2008. It is aimed at identifying areas for improvement in Orange’s business activities, by comparing the internal perspective with the external perspective of stakeholders.

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It involves consultation with p-identified internal and external stakeholders on the topics addressed in the Orange group’s CSR challenges. The questioning used provides for a semi-quantitative rating system as a way of prioritizing stakeholders’ concerns and expectations. Stakeholder Dialog incorporates an element of subjectivity, which is inherent to any consultation, into the responses received. It is an open exercise based on both real facts and perceptions.

In 2022, Orange continued its "Responsible together in a post-Covid digital world" dialogs in Madagascar, Botswana and Romania. This dialog was launched in 2020 and incorporates the strategic plan’s CSR commitment pillars, as well as the notions of freedom of expression, data protection and work organization. It is expected to be rolled out across all of the Group’s geographies over the next two years.

In France, data sheets on each theme (environment, data security, education and digital technology, connected territories, connected health, work organization, etc.) provide a detailed analysis of the results of these dialogs, acting as a source of inspiration for Orange experts. They were supplemented in 2022 by data sheets created for three challenges common to all countries: digital technology and education, digital technology and data protection, and digital technology and local economy.

A Group "Let’s Talk About the Duty of Vigilance" dialog was launched in 2022 to understand the perspective of internal and external stakeholders, with a view to influencing the selection of priorities and action plans to be implemented as part of the Duty of Vigilance. Through this dialog, Orange sought to improve the quality of the probability analysis in managing risks linked to the Duty of Vigilance, and to better understand the expectations of stakeholders internally and the specific challenges facing the entities, as well as any potential obstacles to implementing the action plans. Discussions on this topic continued between Orange and the UNI global union.

The results of the "Let’s Talk About the Duty of Vigilance" dialog highlighted employees’ concerns about downsizing and social risks in France post-Covid. External stakeholders (both national and international) have high expectations for the protection of user data and have asked Orange to take action on sensitive topics such as modern slavery and child labor. Lastly, internal and external stakeholders identified two environmental topics as risks Orange has not properly addressed: recycling (particularly in the MEA region) and measures aimed at fighting global warming.

A digital café was launched at the end of 2022 on the topic "The Internet We Live In." This event was a 15-day forum for discussion with 40 people from civil society who are not part of the company, and provided an opportunity to hear what stakeholders had to say about their vision of the Internet of the past, present and future. The Group uses digital cafés to anticipate the topics of tomorrow and design future stakeholder dialogs. At the end of this dialog, the participants positioned Orange as a "neutral third party," somewhere between GAFAM and governments, for all current and future web technologies; that is, an actor who ensures strong protection of the Internet network itself.

4.1.2      Group materiality analysis

Methodology used

Each stakeholder dialog gives rise to a cross-analysis of the challenges considered to be the highest priority for stakeholders and the impact on Orange’s business and reputation assessed by internal stakeholders. The resulting materiality matrix is used, not only to identify the main challenges for Orange, but also to identify weak signals. The matrix allows Orange to question its decisions and approaches, by taking into account the concerns and expectations expressed by stakeholders.

The Group’s materiality analysis updated in 2022 is based on the aggregation of analyses from recent stakeholder dialogs, enhanced with an analysis by geographical area (France, Europe, MEA and Group). Its reporting is structured around the four pillars of the Group’s Purpose:

−    committed to the environment;

−    committed to digital inclusion;

−    committed to a society of trust;

−    committed to a responsible economy.

It thus focuses on the of the following dialogs:

−    the "Responsible together in a post-Covid digital world" stakeholder dialog launched in 2020 to incorporate the new Covid reality. It covers the Group’s main CSR topics and allows each country to update its CSR roadmap in a post-Covid world. Eleven countries have rolled out the 2025 Stakeholder Dialog since 2020, including three new countries in 2022: Madagascar, Botswana and Romania;

−    thematic stakeholder dialogs, which delve deeper into a theme selected by Orange along with key stakeholders in the ecosystem. Five thematic stakeholder dialogs have been conducted over the last five years;

−    "Precariousness & Digital Technology" in France;

−    "Workplace Gender Equality and Diversity" in Spain, Belgium and Tunisia;

−    "Attractiveness to Young People" in France, Egypt and Senegal;

−    "CSR and Co-innovation" led by OBS and covering OBS’s major CSR challenges;

−    "Let’s Talk About the Duty of Vigilance," which helped identify the Orange group’s significant risks.

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Materiality matrix of the Orange group in 2022

Global matrix

Stakeholder interest*
Inclusive offers
Data protection and privacy
Equality in the workplace
Depletion of resources
Access to basic needs through digital technology
Young people exposure (inappropriate content, screen time)
Energy and climate change
Non-decent working conditions across the value chain
Solutions to reduce customers' environmental footprint
Business ethics and compliance
Occupational health/safety
New ways of working
Democracy and freedom of expression
Supporting employment and the local economy
Attractiveness to young people
Equal opportunities
Biodiversity and other environmental impacts
Responsible use
Electromagnetic waves
Interference with freedom of association
Transparency of offerings/ Customer Relations
Inclusive digital technologies
Impact on business & reputation**
Environment
Digital equality
Responsible economy
Trusted society

*     The data is from the consultation with stakeholders, mainly from outside the Group.

**     The data is from the consultation with stakeholders, mainly from within the Group.

The Group’s materiality matrix, as updated in 2022, shows that the challenges perceived as having the greatest impact on Orange’s business and reputation are generally aligned with those identified by stakeholders as being the highest priority for Orange. The dots furthest to the right on the matrix are considered to have the highest impacts for Orange; the highest dots are those most important to the stakeholders, with each dot shown in the matrix having significance at the Group level.

The matrix continues to show data protection and privacy as having a major impact for both Orange and its stakeholders. In the "Committed to a society of trust" pillar, this is also the factor that stands out from the others for stakeholders. The "committed to digital inclusion" pillar responds to high demand from stakeholders for inclusive offers (offers tailored to families or support in using digital tools) and for the adoption of new services (access to education, health and financial products through digital technology). The "Committed to the environment" pillar is characterized by an impact perceived as strong for Orange internally and important to its stakeholders. Its positioning at the Group level reflects a higher level of interest in Europe than in the MEA region, particularly for the challenge related to the depletion of resources. The inclusion of the Duty of Vigilance stakeholder dialog in this materiality matrix in 2022 caused several points to emerge for the "society of trust" pillar and deepened the impact of our activities all along our value chain: "Indecent working conditions across the value chain" (led by external stakeholders), "Interference with freedom of association" and "Occupational health and safety" (led by internal stakeholders). The Duty of Vigilance stakeholder dialog also supplemented this pillar with the "Youth exposure" (inappropriate content, screen time) point, led in equal measure by internal and external stakeholders.

At the end of 2022, Group CSR launched a double materiality project to complete its system. It aims to create a matrix that also accounts for the impact of sustainable development issues on companies’ performance and longevity. It assesses the materiality of ESG challenges from two perspectives:

−    a "financial" perspective, i.e. the risks or opportunities that environmental and social issues present for the company’s activity and value;

−    an "impact" perspective, i.e. the positive or negative impacts of the company and its activity on the environment, people and society.

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Cross-reference table between the challenges from the materiality matrix and the sections of the SNFP

Challenges	2022 URD section reference
Environment
Energy and climate change	2.2.3.2.1.1 Orange’s environmental commitment 4.2.1 Control of energy and climate impacts
Solutions to reduce customers’ environmental footprint	4.2.3 Helping customers reduce their environmental footprint
Depletion of resources	2.2.3.2.1.1 Orange’s environmental commitment 4.2.2 Establishing the circular economy 4.6. Suppliers and subcontractors
Biodiversity and other environmental impacts	2.2.3.2.1.1 Orange’s environmental commitment 4.2.2.4 Impact on biodiversity
Digital inclusion
Inclusive digital technologies	4.5.1.5 Support for entrepreneurship 4.5.2 Philanthropy and the Orange corporate Foundation
Access to basic needs through digital technology	4.5.1 Orange’s commitment to digital inclusion 4.5.3 Offering inclusive services that complement connectivity
Inclusive offers	4.5.1.1 Equip with inclusive offers and affordable devices 4.5.1.3 Digital support and training
Society of trust
Transparency of offerings/Customer Relations	4.1.6 Customers’ perception of Orange 4.5.5.2 Orange promotes responsible use
Data protection and privacy	2.2.3.2.4.2 Personal data protection 2.2.3.2.5.3 Policy on the use of artificial intelligence and immersive experiences 4.5.5.1 Data protection 4.5.6.1 Human rights impact assessment and remediation
Young people exposure (inappropriate content, screen time)

2.2.3.2.5.1 Policy on the responsible uses of digital technology

2.2.3.2.5.2 Radio wave policy

2.2.3.2.5.3 Policy on the use of artificial intelligence and immersive experiences

4.5.5.2 Orange promotes responsible use

Responsible use

2.2.3.2.5.1 Policy on the responsible uses of digital technology

2.2.3.2.5.2 Radio wave policy

2.2.3.2.5.3 Policy on the use of artificial intelligence and immersive experiences

4.5.5.2 Orange promotes responsible use

4.5.6 Orange’s commitment to respecting human rights, freedom of expression and the protection of digital privacy

Democracy and freedom of expression	2.2.3.2.4.3 Control framework for freedom of expression 4.5.6 Orange’s commitment to respecting human rights, freedom of expression and the protection of digital privacy
Electromagnetic waves	2.2.3.2.5.2 Radio wave policy 4.5.5.2 Orange promotes responsible use
Interference with freedom of association	2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain 4.3.6 Social dialog
Non-decent working conditions across the value chain

2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain

2.2.3.2.6 Management framework for partners, suppliers and subcontractors

4.6. Suppliers and subcontractors

Occupational health/safety

2.2.3.2.2.2 Prevent risks of harm to human health and personal safety in a context of the Group’s profound transformation and adaptation

2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain

4.3.7 Health and safety

Responsible economy
Equal opportunities

2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain

2.2.3.2.2.4 Combating all forms of discrimination

2.2.3.2.4.1 Impact study on human rights and fundamental freedoms

4.3.8 Promoting diversity and inclusion

4.5.4.2 Orange for equal opportunities in the company

Equality in the workplace

2.2.3.2.2.3 Preserve and protect the human rights and fundamental freedoms of its employees or those in its subcontracting chain

2.2.3.2.2.4 Combating all forms of discrimination

2.2.3.2.4.1 Impact study on human rights and fundamental freedoms 4.3.8 Promoting diversity and inclusion 4.5.4.1 Gender equality in the workplace

Supporting employment and the local economy	4.5.1.5 Support for entrepreneurship
Business ethics and compliance	2.2.3.2.3 Business ethics (fight against fraud, corruption, tax avoidance and any violations of business ethics) 4.4. Breach of ethics rules
New ways of working	2.2.3.2.2.1 Continuously maintain the skills needed for its activities 4.3.5 Work organization
Attractiveness to young people

2.2.3.2.2.1 Continuously maintain the skills needed for its activities

4.3.1 Employment - professional integration of young people

4.3.5 Work organization

4.5.4.2 Orange for equal opportunities in the company

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4.1.3      Areas of social responsibility to which Orange is committed

In response to stakeholders’ expectations and the major risks and opportunities identified for Orange, and in keeping with the Purpose and the Engage 2025 Strategic Plan, Orange has defined four areas of commitment:

Commitment to the environment

Orange is positioned as a player in the environmental transition. Orange is combating climate change and its repercussions through its activities with a target of Net Zero Carbon by 2040, despite a strong and steady increase in uses across its networks (see Section 2.2.3.2.1.1. Orange’s environmental commitment). For its own emissions, this requires a sustained energy efficiency effort and increased use of renewable energies through power purchase agreement projects, plans to power its sites with solar energy, and solar farm projects. Particular emphasis has also been placed on the circular economy for devices sold to customers, as well as for network and IT equipment. Orange encourages the decarbonization of its value chain by promoting the circular economy and applying environmental criteria in its calls for tenders. To neutralize its remaining greenhouse gas emissions, the Group is supplementing these measures by financing natural carbon sink projects. In addition, Orange is at the forefront of work on biodiversity, mainly within the International Telecommunication Union, and is working to take the impacts of its activities on biodiversity into account.

Orange also offers its customers solutions to reduce their own environmental footprint, including through initiatives to raise awareness of responsible digital use.

Commitment to digital inclusion

Orange is positioned as a vehicle for the adoption of digital technology by all. Investments in infrastructure and research, essential to achieving sustainable development and community empowerment in many countries, is at the core of Orange’s business model. To offer its customers appropriate connectivity and new related innovative services, Orange is taking action to maximize geographical coverage.

In addition to its geographical digital coverage goals, Orange aims to work toward inclusion to reduce inequalities by offering workshops and training on digital technologies that will benefit 2.5 million people between 2021 and 2025 and 6 million people between 2021 and 2030. Other actions include supporting its customers, promoting responsible service offers tailored to the needs of as many people as possible, and supporting digital entrepreneurship. Orange is also committed to using digital technology to promote equal opportunities and the development of its employees and customers. This is a source of economic and social progress.

Commitment to a society of trust

Orange aims to help to build a society of trust, with responsible use of digital technology, ensuring the protection of data - particularly personal data - and the transparency of its offers. On the B2B market, Orange is a major European player in cybersecurity with Orange Cyberdefense, and thus helps create a safer economy. Orange’s ambition is to offer state-of-the-art cybersecurity services, whether in the core network or stand-alone, to 100% of its customers by 2030. Orange encourages companies to use data responsibly and has developed an AI ethics charter to govern the use of AI in its own activities.

Orange also promotes respect for human rights and fundamental freedoms. In particular, with respect to freedom of expression, Orange applies net neutrality within the framework of European Regulation 2015/2120 which lays down measures concerning open Internet access. Orange offers its customers cybersecurity solutions to protect their data and a Cloud de confiance (Trust Cloud) for their sovereignty.

Orange has also established a Group-wide system for anti-corruption and the promotion of ethical conduct to all stakeholders. The success of these various initiatives depends on close cooperation with the other players in its ecosystem.

Commitment to being a player in a responsible economy

Orange strives to create value for its employees and all its stakeholders by bringing its financial performance objectives in line with a way of doing business that contributes to an inclusive, ethical and sustainable economic life; this is based on exemplary conduct in the management of human resources - maintaining the employability of its employees, upskilling, diversity policy - and relies on sustainable investments, responsible purchases, stimulation of the ecosystem and a strong regional base.

Contributing to the United Nations Sustainable Development Goals (SDGs)

The Group’s commitment is thus reflected in a selection of Sustainable Development Goals (SDG) established by the Member States of the United Nations, to which the Orange Executive Committee believes that the Group has made or should make a significant positive contribution. The Group impacts of Orange’s environmental commitments are analyzed and measured through SDG 12 (responsible consumption and production) and SDG 13 (climate action), and its digital inclusion commitments through SDG 9 (industry, innovation and infrastructure) and SDG 10 (reduced inequalities). Those two areas of commitment and, more broadly, Orange’s business conduct, are backed up by SDG 16 (peace, justice and strong institutions) and SDG 17 (partnerships for the goals).

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4.1.4      Summary of Orange’s CSR targets

The table below summarizes the quantitative targets set by the Group for the first two pillars of Orange’s purpose. The details of each target and the action plans associated with Orange’s performance, as well as the Group’s qualitative goals for the four pillars of the purpose, are discussed in the different sections of Chapter 4.

SDG	Orange’s Commitments/Ambitions/Initiatives	Indicators	2020 progress	2021 progress	2022 progress	2025 targets	2030 targets
Take urgent action to combat climate change and its impacts	Join the fight against global warming and develop solutions to make telecoms a key component of the carbon-free transition: - Reduce the energy consumed by our networks and information systems through the Green ITN program (network sharing, eco-efficient Data centers, virtualization, etc.) - Roll out a policy focused on renewable electricity sources - Implement the circular economy and work with our value chain to reduce the environmental footprint	Scope 1 & 2 CO2eq emissions in the digital segment versus 2015 (SBTi)	-12.3%	-12.1%	-20.8%	-30%
		Scope 3 CO2eq emissions in the digital segment versus 2018 (SBTi)		+4%		-14%
		Total CO2eq emissions for the 3 scopes in the digital segment versus 2020		+1%			-45%
Ensure sustainable consumption and production patterns	Incorporate the circular economy into our processes and businesses to extend the life of products and equipment, optimize their end-of-life treatment and limit their impact on the environment: - Recovery and repair of phones and multimedia equipment, sale of second hand devices	Mobile phone recovery rate by Europe	15.1%	20.4%	23.1%	30%
		Mobile phone recovery rate (MEA) in WEEE equivalent				20%
		Fixed equipment recovery rate		71%	66%	90%
		Share of refurbished mobile devices sold			1.8%	10%
	- Use of refurbished network equipment	Share of investments in refurbished active Network and IT equipment			3%	10%
	- Conduct campaigns to raise awareness of eco-friendly actions	No. of countries offering an attractive repair service (Europe)		2	2	8
	- Eco-design approaches to these products and services (LCA (life-cycle assessment), sector-based actions targeting suppliers with the JAC (Joint Alliance for CSR), etc.)	% of Orange-brand products included in the eco-design approach			5%	100%

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SDG	Orange’s Commitments/Ambitions/Initiatives	Indicators	2020 progress	2021 progress	2022 progress	2025 targets	2030 targets
Build resilient infrastructure, promote sustainable industrialization that benefits everyone, and foster innovation	Help reduce inequality so digital opportunities can be seized by all:	No. of households connectable to FTTH (millions of connectable households)	47.2	56.1	64.9	69.0 2023 target
		Amount of own infrastructure in Europe (excluding FiberCo)			42 (1)	47
		Amount of own infrastructure in Africa & Middle East			3.2	5.2
Reduce inequality within and among countries	- Provide access to equipment: development of inclusive offers and more affordable devices	No. of countries with affordable mobile phones	16	24 (2)	23 (2)	25
		No. of countries offering a social access service or a reduced-rate plan in Europe	3	4	4	8
	- Inform and raise awareness: Digital support (bienvivreledigital.fr, usolovedelatecnologia.orange.es, etc.)	No. of Orange Digital Centers	3	9 (3)	18	25 (3)
	- Train: support and education initiatives from Orange and the Orange Foundation	No. of countries with an Orange Foundation or a Foundation program	27	23	25	25
		No. of beneficiaries supported in the acquisition of digital skills			Total 21/22 0.95	Total 21/25 2.5	Total 21/30 6
	Make gender equality in the workplace a priority: - Gender balance in all of the Group’s businesses	% of women in technical fields	20.5%	20.9%	21.2%	25%
	- Alignment of the proportion of women in management bodies with the proportion in the company	% of women in management networks	31.1%	31.6%	33.1%	35%
	- Equal pay for women and men for comparable positions	Pay gap rates between men and women in comparable positions (Orange SA)	-1.0%	-1.5%	-1.2%	0%
	Make every effort to attract talent and offer a good quality of life at work: - promote the employment of young people - integrate people with disabilities into the workforce and leverage digital technology to promote the inclusion of people with disabilities	Professional integration rate of young people		6.0%	5.6%	5% 2024 target
		Employment rate of individuals with disabilities (Orange SA)	6.6%	6.5%	6.5%	6%

(1)   46 million including FberCos deployment in France and Poland.

(2)   The definition of an affordable mobile phone was changed in 2022 - see Section 4.5.1.1 Orange’s commitment to digital inclusion.

(3)   Ethiopia’s Orange Digital Center (ODC) was opened in 2021 and then closed in 2022, as Orange decided against conducting business as a licensed operator in this country. The target for the number of ODCs to be opened by the Group by 2025 was therefore reduced from 26 to 25. Orange opened ten new ODCs in 2022 and closed one.

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4.1.5      Appropriation of the Group’s CSR challenges and commitments by all employees

The achievement of the Group’s CSR objectives and commitments requires an in-depth transformation of the company, calling for the contribution of all employees; Orange has therefore implemented awareness-raising programs to develop a general CSR culture and training programs to equip employees with indispensable skills.

These programs are structured by a Strategic Committee and an operational committee that were set up to include representatives from different Orange group entities to identify skill needs and to prioritize and structure the development of CSR training offers. These CSR training offers are organized around three objectives:

−    raise awareness among all employees of the challenges of a responsible and inclusive approach;

−    incorporate CSR skills into the business approaches to empower all employees to take action in their activity;

−    ensure the upskilling of experts in the environmental field.

Access to CSR training is provided by a dedicated portal, accessible to all employees and structured around three pillars: Environment (carbon footprint and circular economy), Society (digital inclusion and responsible use) and Corporate policy (diversity and inclusion, ethics and compliance, duty of vigilance, human rights).

In 2022, 65,462 employees participated in 121,556 hours of CSR learning activities.

General CSR awareness training

To enable all Orange employees to take on the challenges of Corporate Social Responsibility and the commitments made by Orange in this area, an online training course was launched in October 2020. It awards a "certificate" once the student has passed a knowledge test. From the launch date through December 31, 2022, 54,167 CSR certificates have been awarded.

	French	English	Polish	Spanish	Slovakian	Dutch	Moldavian
Launch date	Sept-2020	Oct-2020	Oct-2021	Nov-2021	May-2022	May-2022	June-2022
Number of certificates obtained	33,863	9,372	7,566	969	967	5	1,425

This process of acculturation has been enriched by a number of thematic training courses, in addition to the CSR certificate.

This is the case, in particular, for the Equality in the Workplace certificate, which helps identify and understand the challenges of gender equality in the workplace (see Section 4.5.4.1 Gender equality in the workplace), and the Climate Fresk workshop, which is an opportunity to discover the causes and consequences of climate change and Orange’s commitments in this area, and for discussion among participants on the actions to be taken within the Group to reduce CO2 emissions. From the launch date through December 31, 2022, more than 9,254 people in the Group participated in this training course taught by more than 200 Orange facilitators; it is offered in person and virtually in French and English.

Further training specific to the businesses

The CSR "business" training portfolio targets all technical, marketing and finance functions, among others, and helps incorporate CSR skills into the business approaches to empower all employees to take action in their activity. It includes, for example, training on eco-design for products and services aimed at the innovation teams; training on eco-design for software aimed at architects, developers and integrators, to build more energy-efficient solutions; training on circular design for designers and project managers to optimize interfaces and the user experience; training on responsible purchasing for employees in the "purchasing" business family; and responsible marketing training for employees in the "marketing" business family, to make sustainable development a real lever for added business, environmental and social value for our current and future activities. Training for the finance functions, which play a key role in reporting and managing non-financial trajectories, was launched in the first quarter of 2023.

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4.1.6      Customers’ perception of Orange

Orange uses a common metric, the Net Promoter Score (NPS), to measure customer satisfaction across all its markets. It is calculated every six months and is measured on the basis of a single generic question customers are asked in surveys: "Would you recommend Orange to a friend or family member?" Respondents rate their agreement with the question on a scale of 0 to 10, which makes it possible to identify promoters (score of 9-10), passives (score of 7-8), and detractors (score of 0-6). The NPS is then calculated as the difference between the percentage of promoters and detractors. The score therefore ranges from -100 to 100.

Orange posted an increase in NPS and a decrease in customer terminations in its main markets in 2022. This improvement is driven on the one hand by the quality of networks, with in particular a decrease in network incidents of more than 25% in the last two years in France and an increase in new fiber and 5G technologies for which customer satisfaction is the highest, and on the other hand by a better customer relationship on all channels (shops, online customer service, intervention units), thanks to the improvement of customer care, which includes continuity of services in the event of a breakdown, proactive information and the reduction of waiting times. In Spain, the simplification of the portfolio of offers also contributes to this. At end-2022, Orange expanded its customer perception study in Europe to uphold its promise to be a trusted partner. The questions customers are asked mostly cover a series of indicators related to its commitment, such as support for the responsible use of digital technology, a reduced environmental impact due to recycling and access to refurbished equipment, and personal data protection and online security.

4.1.7      Financing linked to sustainable performance

In September 2020, Orange published its "Sustainable financing framework" with a view to issuing bonds backed by its investments in social or environmental areas. Since then, Orange has issued two bonds under this program for a total amount of 1 billion euros, allowing it to broaden its investor base and pursue its financing structure optimization policy.

The allocation and impact report for the first issue published in 2022 describes the projects selected, as well as the investment amounts and related impacts. At the end of 2021, the 500 million euros raised were used to finance or refinance:

−    on the social side, the roll-out of fiber in rural France in the digital inclusion category, with more than 478,500 beneficiaries, and investments in 36 start-ups via Orange Ventures in the social inclusion category;

−    on the environmental side, infrastructure sharing in Poland in the energy efficiency category, with close to 162,000 metric tons of CO2 emissions avoided, and the refurbishment of boxes in France in the circular economy category, with more than 8.2 million pieces of equipment concerned.

In November 2022, Orange refinanced its 6-billion-euro syndicated credit facility and incorporated environmental and CSR performance criteria for the first time. The margin for this multi-currency syndicated revolving credit facility is notably indexed to the achievement of the CO2 emissions objectives (scopes 1 and 2, scope 3), in line with Orange’s goal of being Net Zero Carbon by 2040, and to the gender balance target.

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Note on methodology

2022 non-financial reporting

The Group has published an annual report on sustainable development and Corporate Social Responsibility (CSR) since 2002. Since 2018, it has also published a Statement of Non-Financial Performance (SNFP).

Reporting period and scope

The SNFP covers the period from January 1 through December 31.

The information presented covers all the Group’s activities and countries of operation, except where specifically stated, corresponding to the scope of the consolidated subsidiaries. The list of the Group’s main consolidated subsidiaries is given in Note 19 to the Consolidated Financial Statements (see Section 3.3).

Note that the activities of Orange Bank were included from the 2017 fiscal year.

The coverage rate, estimated as a percentage of the revenues of the entities included in the scope, is specified for each indicator in the environmental and employee-related data tables.

Reporting methodology

The content of the report was prepared based on the indicators selected to take into account the main economic, employee-related, social and environmental impacts of the Group’s activities. The selection of these indicators is based on the recommendations of international standardization bodies such as standard AA1000 APS (Accountability Principles Standard) (2018), the Global Reporting Initiative (GRI), the United Nations Global Compact, the guiding principles of the OECD and the ISO 26000 standard on Corporate Social Responsibility. The indicators were collected, calculated, and consolidated with the help of dedicated IT tools.

Application of the principles of the AA1000 standard

The process of developing the 2022 SNFP observed, in its main aspects, the four principles (inclusion, materiality, responsiveness and impact) of the AA1000 APS (2018), a Corporate Social Responsibility standard based on taking stakeholders’ expectations into account:

−    inclusion: identifying the expectations of Orange’s stakeholders as a determining factor in identifying sustainable development issues;

−    materiality: selecting the most significant sustainable development issues in view of the Group’s activities, taking into account stakeholders’ expectations and an internal ranking of risks, which is reassessed regularly;

−    responsiveness: identifying the significant sustainable development issues for the Orange group’s activities, resulting in action plans that are reassessed annually;

−    impact: Orange regularly monitors and measures these significant sustainable development issues and reports annually on the progress of its actions to these broadest ecosystems.

More information on the application of this process is available at https://gallery.orange.com.

Verification of the report

As in previous years, Orange has appointed one of its Statutory Auditors, designated as an independent third party, to verify the compliance of the Statement of Non-Financial Performance and the accuracy of the information contained in the Statement that must appear in the consolidated Management Report prepared by the Board of Directors and presented to the Shareholders’ Meeting. Orange has also requested a more in-depth audit of certain indicators in order to obtain a reasonable assurance report (see Section 4.8 Report by one of the Statutory Auditors).

The auditing of the most important non-financial information was conducted within a selection of contributing entities, combining on-site and remote audits. This work was supplemented by an in-depth review of the consolidation of non-financial information. The methodology was adapted to the fact that the Orange organization has multiple locations.

The conclusions of this auditing work are provided in the report on Orange’s Statement of Non-Financial Performance (see Section 4.8 Report by one of the Statutory Auditors).

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4.2     Environment

Implementation of environmental governance

In 2022, the monitoring of environmental commitments by the Group’s Executive Committee and Board of Directors was strengthened, mainly through the creation of the Environmental Strategy Committee (see section 2.2.3.2.1.2 Environmental monitoring framework). Also contributing to the improved monitoring was the work carried out under the new strategic plan, which informed the decision-making on the 2030 commitments and the related action plans.

Environmental Management System

At the end of 2022, all of the Group’s ISO 14001-certified organizations had successfully passed their renewal or monitoring audits. Orange France is also ISO 50001-certified for all its Network and IS activities.

The Group’s ISO 14001-certified scope decreased in 2022 versus 2021. This accounts for the fact that Orange France certified all of its activities in mainland France but the overseas territories and departments are excluded from the certification scope. Furthermore, Orange Moldova did not follow through on its certification process.

The Group’s certified scope is determined by weighting the various subsidiaries and entities according to their electricity consumption.

	2022	2021	2020
14001-certified scope (electricity consumption)	✔✔ 60.9%	70.0%	59.3%

✔✔ Item reviewed by KPMG: reasonable assurance.

ISO 14001-certified consolidated entities at end-2022

Subsidiary	Scope
Orange Business Services	60% of employees
Orange Egypt	All activities
Orange France	81% of activities
Orange Mali	All activities
Orange Marine	All activities
Orange Poland	All activities
Orange Romania	All activities
Orange Senegal	50% of activities
Orange Slovensko	All activities
Orange Spain	All activities

Orange Business Services maintained all its existing certifications and obtained certification for an additional site in Mauritius, i.e. all of its three French sites and its main international sites (City Star, Kuala Lumpur, Singapore, Rabat, Gurugram and Mauritius).

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4.2.1      Control of energy and climate impacts

Orange’s energy consumption and scopes 1 and 2 CO2 emissions

	Units	2022					2021 comparable basis	2021 historical	2020 historical
		France (1)	Rest of Europe	MEA	Other entities	Group	Group	Group	Group
Scope 1
Fuel oil (all buildings, all uses)	m³	717	1,855	62,917	14,927	80,416	77,229	67,325	65,930
Gas	m³	8,951,429	4,063,820	-	78,312	13,093,561	11,796,163	12,200,067	12,927,319
Coal	metric tons	-	-	-	-	-	15	15	13
Fuel	liters	16,325,237	7,536,357	4,641,231	1,471,365	29,974,190	25,512,742	25,747,466	24,656,085
o/w gasoline-LPG (liquefied petroleum gas) for company vehicles	liters	7,424,414	2,781,714	2,564,478	775,304	13,545,910	10,307,906	10,388,417	7,692,908
o/w diesel for company vehicles	liters	8,900,823	4,754,642	2,076,753	696,061	16,428,280	15,204,837	15,359,049	16,963,178
Scope 1 Energy consumption	GWh	259	121	209	181	✔✔ 770	707	687	1,139
CO2 emissions from scope 1 (energy only)	metric tons CO2	60,454	32,130	181,459	44,139	318,182	298,989	304,786	275,009
o/w CO2 emissions from fuel oil, gas and coal	metric tons CO2	19,123	12,811	169,876	40,454	242,263	233,292	239,762	211,771
o/w CO2 emissions from fuel	metric tons CO2	41,331	19,319	11,582	3,686	75,918	65,697	65,024	63,238
CO2 equivalent from other greenhouse gases (refrigerants)	metric tons CO2eq	-	17,472	-	-	17,472	19,237	19,237	7,517
CO2 emissions from scope 1	metric tons CO2eq	60,454	49,602	181,459	44,139	✔✔ 335,654	321,886	324,023	282,526
Scope 2
Scope 2 Energy consumption	GWh	2,311	1,172	1,049	292	4,825	4,653	4,467	4,329
o/w electricity	GWh	2,280	1,166	1,049	292	✔✔ 4,787	4,637	4,467	4,329
o/w electricity from renewable sources	GWh	67	519	118	224	✔✔ 928	802	743	624
o/w certificates (Guarantee of Origin)	GWh	-	296	-	166	462	361	303	488
o/w ESCO, solar farm, site solarization agreements	GWh	-	1	118	0	120	161	161	136
o/w PPA	GWh	67	221	-	58	346	280	280
CO2 emissions from scope 2 (market based)	metric tons CO2	115,942	330,293	448,775	14,167	✔✔ 909,177	1,007,095	978,642	990,554
CO2 emissions from scope 2 (location based)	metric tons CO2	119,366	464,392	499,125	48,047	1,130,929	1,087,798
Scopes 1 and 2
Energy consumption - scopes 1 and 2	GWh	2,570	1,293	1,258	472	5,594	5,360	5,154	5,468
CO2eq emissions from scopes 1 and 2 (market based)	metric tons CO2eq	176,396	379,895	630,234	58,307	✔✔ 1,244,830	1,328,980	1 302 665	1,273,080
CO2eq emissions from scopes 1 and 2 (location based)	metric tons CO2eq	179,819	513,493	680,584	92,187	✔✔ 1,466,083	1,409,684

The coverage rate for the reporting on scopes 1 and 2 is 97.9% of Orange’s 2022 consolidated revenues. It applies only to 2022, as it was not calculated for prior years. For fuel, the coverage rate is 89.7%.

Since the figures are rounded, the Group figures may not be the sum of the figures for the different entities.

The figures of certain countries in the MEA region are based on estimates and may be revised.

The 2021 comparable basis includes the integration of the fixed telephony subsidiary in Romania and a change in the Scope 1 emission factors (see the note on methodology relating to the Environment).

(1)   The France scope covers Orange France, the Group’s headquarters, and the Orange Business Services entities operating in the country.

✔✔ Item reviewed by KPMG: reasonable assurance.

The Group’s scopes 1 and 2 CO2 equivalent emissions (market based) totaled 1,244,830 metric tons in 2022 and decreased 6.3% on a comparable basis and 4.4% relative to 2021. This performance was achieved thanks to energy consumption management, the continued use of electricity from renewable sources and a favorable energy mix trend in certain countries. Emissions reported for 2021 stood at 1,302,665 metric tons of CO2eq. The 2021 comparable basis of 1,328,980 metric tons of CO2eq takes into account the change in scope due to the acquisition of the fixed operator in Romania, at +33,582 metric tons of CO2eq in 2021; the change in the scope 1 scope in France (introduction of district heating and an end to the monitoring of network fuel oil and refrigerant emissions, which are now immaterial), at -246 metric tons of CO2eq; and the change in emission factors, mainly for gas, due to a new GHG Protocol publication, at -7,021 metric tons of CO2eq

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There are three factors behind the -84,150 metric ton change in CO2eq between 2022 and 2021 on a comparable basis: the increase in energy consumption and the change in the breakdown between different types of energy, at +53,498 metric tons; the improvement in countries’ scope 2 emission factors, at -117,670 metric tons; as well as growth in electricity from renewable sources due to Orange’s energy policy, at -19,978 metric tons.

The Group’s scopes 1 and 2 CO2eq emissions (location based) reached 1,466,083 metric tons in 2022, i.e. a 4.0% increase versus 2021 on a comparable basis.

In 2022, the Group’s scopes 1 and 2 energy consumption was 5,594 GWh (+4.4% versus 2021 on a comparable basis). This consumption includes 4,787 GWh of electricity, including 928 GWh of electricity from renewable sources, thanks to the implementation of various Orange programs, which corresponds to 19.4% of total electricity consumption. This percentage increased by 2.0 points versus 2021 on a comparable basis, i.e. an acceleration compared with 2021 (+1.6% in 2021 versus 2020 on a comparable basis). See Section 1.3 Significant events for the change in the cost of the corresponding energy consumption and the Group’s actions to secure its energy supply.

Growing digitization by companies, a trend that has accelerated since the global health crisis, once again had significant effects on traffic this year. The sharp increase in traffic on the networks did not, however, have a direct impact on energy consumption: the rise was only 3% between 2022 and 2021 on a comparable basis for energy in the network and IS. There was also an increase in energy consumption related to buildings (+16% between 2022 and 2021 on a comparable basis) and vehicle use (+6% between 2022 and 2021 on a comparable basis), after an exceptional 2020 and 2021 due to the pandemic-induced lockdowns. The changes compared to 2019 in building- and vehicle-related energy consumption do, however, show sharp decreases, pointing to the effectiveness of the programs implemented (energy consumption reduction of 16% in buildings and of 18% in vehicles between 2019 and 2022 at Group level).

For the major energy-consuming and CO2-equivalent-emitting countries:

−    in France (46% of the Group’s energy consumption and 14% of its scopes 1 and 2 CO2 equivalent emissions in 2022), the slight 1% increase in energy consumption in 2022 versus 2021 on a comparable basis was mainly due to the increase in energy consumption in the networks and information system, which was kept under control at 0.8% thanks to efficiency improvement actions and despite the increase in the number of mobile sites with coverage of dead zones, the continued roll-out of 4G and the gradual ramp-up of 5G.Building-related energy consumption rose by 5.6% mainly due to district heating; this was partially offset by the 2.2% decline in vehicle consumption.CO2 emissions decreased by 2.7% on a comparable basis, mainly thanks to energy consumption management and the positive energy mix trend in France in 2022;

−    in Poland (10% of energy consumption and 24% of scopes 1 and 2 CO2eq emissions in 2022), the 3.1% decline in energy consumption in 2022 versus 2021 represents an acceleration. This was due, in part, to the 1.9% decline in energy consumption in the networks and information system between 2022 and 2021, thanks to the continuation of both the legacy network decommissioning plan (copper telephone network, ATM technology, etc.) and the energy efficiency action plans, including the implementation of Big Data solutions to control and manage electricity consumption, the use of standby mode in mobile-access networks during the night and the upgrading of the technical environment with the installation of free cooling. The other contributing factor was the decline in building-related energy consumption. CO2 emissions fell sharply by 17.1% thanks to energy consumption management linked to the increasing use of renewable energy under Orange’s programs, at 80 GWh in 2022 compared with 30 GWh in 2021, and because of the positive energy mix trend in Poland in 2022;

−    in Egypt (6% of energy consumption and 12% of scopes 1 and 2 CO2eq emissions in 2022), energy consumption rose by a sharp 18% in 2022, due mainly to the 16% growth in energy consumption in the network and information system. The 13% decline in CO2eq emissions can be attributed mainly to the improvement in the energy mix in Egypt;

−    in Morocco (4% of energy consumption and 11% of scopes 1 and 2 CO2eq emissions in 2022), energy consumption rose by 6% in 2022, due in part to the increase in consumption in the network and information system. The 7% increase in CO2eq emissions can be attributed to both the increase in energy consumption and the deterioration in the energy mix in Morocco, as efforts to use solar to power at the mobile sites did not offset these increases.

Scopes 1 and 2 CO2 emissions reduction target for 2025 in the digital segment

As part of its Engage 2025 Strategic Plan, Orange has committed to reduce its scopes 1 and 2 CO2eq emissions in the digital segment by 30% by the plan’s end date, compared to 2015. At end-2022, scopes 1 and 2 CO2eq emissions in the digital segment stood at 1,244,729 for the Group. For this scope, Orange reduced its CO2eq emissions by 20.8% versus 2015 on a comparable basis. In fact, CO2 emissions in 2015 before the integration of the Romanian subsidiary, consolidated by the Group for the first time in 2022, were 1,482,132 metric tons of CO2, versus 1,571,111 metric tons in the basis of calculation in 2022. For this new scope, the Group made 5.4 percentage points of progress toward achieving its target in 2022 (15.4% decline in CO2 emissions at the end of 2021 compared with 2015 for the new scope).

To meet its 2025 target, Orange continues to pursue the action plans already underway, and will accelerate the decommissioning of old technology equipment in Europe and its program for the use of electricity from renewable sources.

4.2.1.1     Orange’s scopes 1 and 2 energy consumption

Network and information system energy consumption

The wide-ranging energy action plan, Green ITN 2020, launched in 2008 to reduce energy consumption related to the operation of networks and information systems, is continuing in a second phase with the "Green Program," focused on the commitments for 2025. It relies in particular on new levers, such as the use of artificial intelligence, advanced standby modes, and the ramp-up of active network sharing.

In 2022, the energy consumption of the network and the information system represented 84% of the Group’s total consumption and CO2 equivalent emissions (consumption including that of buildings housing network equipment). The action plans implemented made it possible to limit the increase in the Group’s energy consumption (scopes 1 and 2) in the network and information system to 3% in 2022 versus 2021 on a comparable basis, despite new roll-outs and a significant increase in traffic in 2022.

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The change in energy consumption is not directly linked to the change in traffic but rather to the physical and spectrum capacity installed in our networks, as well as the number of accesses: in the fixed-line network, energy consumption is proportional to the number of ports (accesses) and is not closely linked to traffic. In addition, the migration to fiber technology is positive from an energy standpoint as FTTH access uses 4.75 times less energy than DSL access. In the mobile networks, energy consumption is heavily dependent on installed capacity and, for a given installed capacity, not closely linked to traffic. Growth in consumption is driven in equal parts by three factors: the increase in 4G capacity, the improvement in 4G coverage, and the implementation of 5G.

5G is critical to curbing growth in energy consumption: a 5G site is five times more energy efficient than a 4G site, under medium load condition with five spectrum bands.

Orange is also gradually adapting the 2G and 3G networks to their residual uses.

The table below shows the electricity savings for the different categories in the action plans implemented by Orange at the Group level to improve its energy efficiency.

ITN electricity consumption reduced by action plan category - in GWh	2022	2021
Equipment upgrade	408	405
(replacement of equipment with new, more energy-efficient equipment)
Data center program	249	234
(restructuring of the portfolio, virtualization, natural ventilation, optimization of mechanical rooms, etc.)
Decommissioning of old technologies	165	143
Mobile access network sharing	90	91
Optimization of the technical environment	115	84
(smart metering, temperature management, restructuring of the equipment stock, etc.)
Total	1027	957

Thanks to the Green ITN program, between 2015 and 2022, more than 5.1 TWh of electricity and more than 417 million liters of fuel oil were saved across the Group’s networks and information systems scope. These savings prevented the release of at least 3,4 million metric tons of CO2 over this period. During 2022, the actions taken avoided the consumption of 1 027 GWh of electricity and 80 million liters of fuel oil.

These results were made possible by a series of measures introduced and increased cooperation with equipment suppliers with a view to developing and obtaining highly energy-efficient telecommunication equipment.

Sharing the network and the technical environment of the mobile-access network, which generates the majority of the energy expenses of the Group’s network, is a powerful lever for reducing energy expenses. At the end of 2022, 57% of the radio sites used passive sharing (for both infrastructure and energy), of which 29% used active sharing (expanded to radio access). Based on studies carried out in Poland when active network sharing within the Networks! Joint venture was set up, energy savings of around 30% were recorded.

Similarly, the increase in new generations of radio technology in the routing of traffic greatly improves energy efficiency. Each generation that arrives at maturity allows the energy consumption of 1 gigabyte transferred to be reduced to approximately one-tenth of the initial consumption. With its targeted activation modes, 5G is efficient from an energy standpoint.

The rationalization and virtualization of Data centers is continuing, with capacity rationalization and the optimization of the portfolio, their occupancy rate and their energy efficiency. In France, following the example of the first eco-efficient data center commissioned in 2012, Orange has undertaken large-scale work to build two new Data centers, which replace nearly ten Data centers across the country. At equivalent capacity, an eco-efficient data center consumes 30% less than the old ones. Thus, the PUE (power usage efficiency) of a newly installed data center in France is less than 1.3. The average PUE of Data centers installed in France was 1.62 in 2022, compared with 1.64 in 2021, 1.65 in 2020 and 1.68 in 2019. In other European countries, Orange has also begun construction on new eco-efficient Data centers based on the same model, bringing the average PUE in the region’s countries to 1.61. In Africa & Middle East, Orange is building new Data centers and continues to upgrade the existing facilities.

Average PUE	2022
France (including technical sites)	1.620
Other European countries	1.615
Africa & Middle East	1.767

Network decommissioning is a future source of energy savings: the oldest equipment (mainly in the fixed network) is gradually replaced, although the pace of dismantling fixed networks is dependent on the sector’s regulatory framework. In France, the decommissioning of copper will begin in 2023. For the mobile networks, the Group plans to gradually phase out the 2G and 3G generations in all European Union countries between 2025 and 2030.

The expansion of metering solutions continues on radio sites in particular; the trials conducted in 2021 on data analysis using artificial intelligence help to optimize energy consumption.

In 2022, innovation efforts were also made on assessing the impact of changes in architecture and traffic on energy consumption: this involved in particular the roll-out of 10G/100G interfaces for optical access (XGS-PON (10 Gigabit Symmetrical PON) technology), and 400G on the IP core side, IP/optical synergy, etc. These new architectures reduce energy consumption up to 2.5 times for the same quantity of traffic. Similarly, studies were launched on the implementation of specific functionalities, such as placing cards on standby and the phasing out of chassis/cards/ports on fixed equipment.

Since November 2021, Orange has had a next-generation laboratory dedicated to testing solutions to reduce the Orange group’s energy footprint. This is a co-innovation initiative with various industrial and academic players.

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This laboratory is focused on different technologies to provide an optimized technical environment that meets the specific needs of each region or country. In particular, 2022 was the year that equipment cooling was tested (especially for servers) using the free cooling technique, with never-before-seen efficiency (PUE < 1.1), and 400VDC power solutions, coupled with a photovoltaic device allowing for about 20% self-consumption. Automatic power can now be measured via open APIs, yielding a PUE of less than 1.2.

Other energy consumption

Reducing buildings emissions

In 2022, office buildings represented 11% of the Group’s energy consumption and 10% of CO2 emissions. Building-related energy consumption and CO2 emissions were up 16% and 8%, respectively, versus 2021 on a comparable basis. These trends are difficult to interpret due to the pandemic, which caused some buildings to close in 2021.

Various actions were taken to improve the energy performance of buildings in France and to reduce CO2 emissions:

−    the real estate carbon strategy was maintained and "tertiary decree" trajectories were defined for the eligible portfolio (734 sites), with a requirement that energy consumption be reduced by 40% by 2030 and a 15.8-million-euro multi-year plan to exit fossil fuels with the gradual phasing out of fuel oil furnaces, a reduction in gas furnaces, and the development of renewable energy (heat pumps, recovery of heat from the network’s technical environments, photovoltaic panels, etc.). The changes compared to 2019 in building- and vehicle-related consumption do, however, point to the effectiveness of the programmes implemented;

−    definition and monitoring of the energy saving plan for offices, with a more than 12% reduction (adjusted for the harsh winter) in building consumption in the fourth quarter of 2022;

−    a lowering of our environmental impacts with the integration of the latest campuses delivered with HQE certification for buildings in operation at the Excellent level (254,000 m², i.e. 12% of Orange’s office portfolio).

In 2022, Orange was awarded 20 Cubes [1] trophies, including seven Golden Cubes in France and internationally with the Maurice Ebène site (Mauritius) and the Orange Rabat site (Morocco) winning in the new "efficient buildings - absolute value" category as part of the implementation of the Tertiary Eco-Efficiency Plan (Dispositif d’Economie d’Énergie Tertiaire - DEET). A total of 8.1 GWh in energy savings were achieved through 30 listed buildings, which corresponds to a 995-metric-ton reduction in CO2 emissions.

Reducing transport emissions

The use of commercial vehicles represents 5% of the Group’s energy consumption and 6% of its CO2 emissions, increasing by 6% and 7%, respectively, compared with 2021 due to the full resumption of activity after the pandemic crisis (business travel increased by approximately 140% between 2021 and 2022). Orange continues to roll out its action plans aimed at increasing the share of electrified vehicles in its fleet, limiting business travel and promoting collective and shared transport methods.

The Group has a large fleet of company vehicles, with France representing three-fourths of the Group’s fleet.

The size of the fleet in France has been declining at a steady pace of about 4% per year on average since 2015, to stand at 15,200 vehicles at the end of 2022. The aim is to reduce the fleet further, by more than 1,000 vehicles, by 2025. When renewing its fleet, Orange in France is now making it mandatory to avoid diesel technology, which emits fine particles (NOx), and is boosting the roll-out of electrified vehicles to control its CO2 emissions.

In France, Orange was using more than 3,000 electrified vehicles at the end of 2022, a 37% increase in one year. Since the start of the fleet electrification program, more than 1,364 charging points have been installed. These points have been networked at 250 Orange sites, now allowing the stations concerned to be supervised and monitored. Each user of Orange’s rechargeable electrified vehicles has a web tool and a mobile app, including a map of these charging stations and the ability to book them. Finally, these vehicles are equipped with cards that give them access to a network of 75,000 charging points across France. The Group aims to be equipped with 7,000 electrified vehicles by 2025.

Launched in 2013 with around 100 vehicles, the car-sharing fleet reached 3,400 dedicated vehicles at the end of 2022. It targets a large group of employees and is one of the vectors of fleet electrification. Orange thus has the largest car-sharing fleet in France and Europe, and wishes to continue optimizing this fleet with 6,000 shared vehicles by 2025.

Furthermore, several Group entities have introduced plans to limit the use of private cars (company travel plans, carpooling, car-sharing, road risk management and eco-driving training courses, etc.). For example, in France, Orange SA’s carpooling solution was offered to 27,250 employees, and about 4,500 had signed up as at December 31, 2022.

Employees also have solutions allowing them to reduce business travel (video-conferencing and other tools for remote collaborative work). Orange has around 300 video-conferencing rooms in France and close to an additional 100 in the rest of the world. This figure is likely to fall given the new collaborative solutions rolled out within the Group.

4.2.1.2     Use of electricity from renewable sources

To meet the scopes 1 and 2 CO2 emissions reduction target, a growing share of electricity needs will have to be covered by power from renewable sources by the plan’s end date. Orange is prioritizing additional green energy production and is benefiting from the decarbonization of the energy mix in the countries in which it operates. At the end of 2022, Orange’s own actions enabled it to cover 19.4% of the Group’s electricity consumption with power from renewable sources, versus 17.2% in 2021 on a comparable basis. These come from Guarantee of Origin certificates, PPAs, ESCos, solar farms, and the use of solar power at the sites, totaling 928 GWh in 2022. Adding in the change in electricity mix in the countries in which Orange operates, the Group met 37.8% of its electricity needs with power from renewable sources in 2022, versus 36.3% in 2021 and 37.1% in 2021 on a comparable basis.

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2022		France	Rest of Europe	MEA	Other entities	Group
Renewable electricity rate from Orange	%	2.9%	52.8%	11.2%	23.3%	19.4%
Renewable electricity rate from country mix	%	21.8%	11.6%	19.7%	19.4%	18.4%
Total renewable electricity rate in total electricity consumption	%	24.7%	64.4%	30.9%	42.7%	✔✔ 37.8%

The coverage rate for the reporting on the percentage of electricity from renewable sources is 97.9% of Orange’s 2022 consolidated revenues.

✔✔ Item reviewed by KPMG: reasonable assurance.

In Europe, Orange prioritizes the use of long-term renewable electricity contracts at a known price (Power Purchase Agreement - PPA). At the end of 2022, the Group had thus entered into agreements of this type for a total capacity of almost 900 GWh per year by 2025, i.e. 26% of estimated electricity consumption for 2025 in Europe.

In addition, certain European countries have used energy from renewable sources for their electricity supply by purchasing Guarantee of Origin (GO) certificates from their providers: this was the case in 2022 for Orange Belgium (for 95% of its scope 2 electricity consumption), OBS International (for 23%), Orange Moldova (20%), Orange Romania (46%), Orange Slovakia (76%), and TOTEM (72%).

In the MEA region, Orange has rolled out an extensive solar energy program, with more than 7,200 sites in 14 countries equipped to power the Group’s infrastructure with photovoltaic solar panels at the end of 2022 (4,750 sites at end-2020 and 6,000 sites at end-2021), which represents more than 18% of all mobile sites in the MEA region. This program is carried out either through investments by Orange itself, by installing solar panels at the bottom of the technical equipment, or through ESCo outsourcing programs.

Orange is rolling out ESCo solutions in the MEA region. The aim is to outsource investments in, and installation, upgrading and operational management of, electricity generating infrastructures with a view to optimizing electricity consumption, supply reliability, its environmental impact and energy costs. These projects have been rolled out in seven countries in the MEA region: Guinea Conakry, Côte d’Ivoire, Burkina Faso, Sierra Leone, Central African Republic, Liberia and Cameroon. The roll-out of this program should continue in other countries in the region. Orange has undertaken to extend some of these solar fields to benefit neighboring populations, with the first mini-grid operational in the DRC in November 2021.

This program is supplemented by the implementation of hybrid generator/battery sites, significantly reducing the consumption of fuel oil thanks to the optimization of the process.

Orange is also developing an electricity production program using solar plants. In Jordan, nearly 70% of the electricity required for Orange’s operations is covered by electricity from three solar plants. This solution will also be rolled out in Mali, with plans to extend it to other countries as soon as the regulatory energy framework allows for self-consumption through energy network transport and distribution (wheeling) to all of Orange’s points of consumption.

Orange thus achieves an annual production of 120 GWh from renewable sources in the Africa-Middle East region.

Taking into account the emission factors for CO2 derived from the energy mix of these MEA-region countries, these programs made it possible to avoid more than 209,000 metric tons of CO2 emissions in 2022. This reduces fuel consumption by 78 million liters, i.e. up to 80%, depending on the site.

In 2022, the technical site solarization program was extended to the partial solarization of office buildings and Data centers, both in the MEA region and in Europe.

For example, in 2022, Orange implemented an Energy-as-a-Service (EaaS) solution to use solar power at the Groupement Orange Services located in Côte d’Ivoire (GOS - a pooling entity serving 18 subsidiaries of Orange Africa & Middle East (OMEA), providing hosting and operation services for pooled infrastructure, service platforms and IT) through the installation of a photovoltaic plant, on the roof and on solar canopies for parking lots, with total installed power of 355 kWp covering close to 50% of the Data Center’s daytime consumption (7:00 am to 6:00 pm). Other Data centers and strategic sites are powered with solar energy, including in Senegal, Guinea Conakry and Cameroon. New contracts of the same type were signed on March 1, 2023 to ensure the supply of renewable energy to our main Data centers in Africa: the solarization of Orange’s largest data center in Côte d’Ivoire and the largest in Burkina Faso. Other contracts are under negotiation.

4.2.1.3     Orange estimated scope3 CO2 emisions

Scope 3 (in thousands metric tons of CO2eq)	2021	2020	2019	2018
	Group	Group	Group	Group
Purchases of goods & services	3,034	3,004	3,277	3,360
Fixed assets	1,884	1,839	1,749	1,350
Energy upstream	357	352	315	351
Upstream transportation and distribution	62	62	66	69
Waste generated in operations	34	30	33	36
Business travel	6	11	38	35
Employee commuting	128	139	143	146
Downstream transportation and distribution	12	14	14	14
Use of sold products	555	528	588	484
Total scope 3 digital segment	✔ 6,072	✔ 5,979	✔ 6,223	✔ 5,844

Table prepared in accordance with the GHG Protocol categories - categories 3.8, 3.10, and 3.12 to 3.15 are not applicable or not significant.

The coverage rate for the reporting on Scope 3 is 94.1% of Orange’s 2021 consolidated revenues. It applies only to 2021, as it was not calculated for prior years.

✔ Items reviewed by KPMG: limited assurance.

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In addition to monitoring its scopes 1 and 2 emissions, Orange has assessed its scope 3 emissions for the 15 GHG Protocol categories since 2020, based on data since 2018. This allows it to identify its priority carbon-related issues for a given activity and its ecosystem, as well as its stakeholders (suppliers, customers and employees), and then to implement appropriate action plans, quantify the improvement in performance over time, and recognize dependencies vis-à-vis upstream and downstream emissions.

Based on its work with specialist firm Carbone 4, Orange was able to improve the quality of its scope 3 assessments in 2022. This work consisted mainly of gradually replacing monetary flows with physical flows and is part of an iterative process that will be adjusted as the action plan is implemented and the work with suppliers helps improve the accuracy of the emission factors used. This work aims to provide:

−    a more accurate calculation, to facilitate the definition and management of an action plan to reduce Orange’s carbon footprint: calculations based as much as possible on physical rather than monetary flows [2], and use of more accurate emission factors that, to the extent possible, are specific to Orange or its suppliers;

−    a more operational calculation, to facilitate the updating of the carbon footprint calculations and make the action plan more actionable: carbon footprint calculated from data extracted directly from Orange’s tools and, where appropriate, use of an annual flow rather than a portfolio approach (significant change this year in smartphone use, for example);

−    a more complete calculation, to show a comprehensive picture of the Orange group’s emissions so as to ensure it does not rule out any action levers: a fuller scope covering numerous categories compared with the previous estimate (e.g. equipment purchases from customers (tablets, laptops), fixed assets, OBS purchases, use of products sold, etc.).

Orange has identified points of contact for data collection and methodology experts for each of the emissions categories.

Orange has therefore re-assessed scope 3 for 2018, 2019, 2020 and 2021 (2022 data is not yet available). In 2020, the Group’s total scope 3 emissions were assessed according to the "monetary" method and came to 7.2 million metric tons of CO2 equivalent for 2018. The new approach, which incorporates physical flows (see the note on methodology relating to the Environment), re-evaluates scope 3 at 5.8 million metric tons of CO2eq. This difference is due primarily to the use of physical flows versus monetary flows, when they are available, and to updates to certain emission factors to better reflect the actual activities (equipment model-based work, with a distinction made between new and refurbished, product life-cycle analysis, flows of equipment sales or purchases versus the portfolio, etc.) despite the more extensive coverage in terms of the entities considered. Scope 3 for Orange’s digital segment, for which Orange’s target - validated by SBTi - is a 14% reduction in 2025 versus 2018, rose by 4% in 2021 versus the 2018 reference year.

Category 3.1. Purchased goods and services (50% of total scope 3 emissions) fell by 10% in 2021 versus 2018. This decrease is primarily due to a 9% decline related to a reduction in purchases of services, as well as a 2% decline in purchases of CPE (boxes, set-top boxes, etc.), stemming mostly from the lower carbon-intensity of the new models compared with previous ones, and also to a 34% decline in smartphone purchases, related to the reduction in the number of new smartphones purchased, mainly in France and Spain.

Category 3.2. Capital goods (31% of total scope 3 emissions) rose by 40% in 2021 compared with 2018. This increase is primarily due to an increase in network purchases in France and other countries (Spain, Egypt and Morocco, OBS).

Category 3.11. Use of sold products (9% of total scope 3 emissions) rose by 15% in 2021 compared with 2018. This increase is largely due to greater use of CPE in Poland, as well as a significant increase in the amount of MBB (Mobile BroadBand) equipment (which allows Internet use on a personal computer via a mobile network equivalent to Internet use via a fixed network) sold in Senegal, Morocco and Egypt, despite the stagnation or even decline in the carbon intensity of the power grids used.

It should be noted that:

−    the energy resale activity in Poland is excluded from the reporting scope, as this activity is not part of the digital segment covered by the Group’s target;

−    for 2022, the only data that has been reviewed to date is for category 3.6 Business travel: emissions in this category thus came to 14,740 metric tons of CO2eq for fiscal year 2022 (reporting scope: 89.7% of 2022 consolidated revenues).

Orange has developed an action plan aimed mainly at reducing sales of new devices, implementing circular economy principles in all processes (devices, boxes, etc.), switching from copper to fiber in the fixed networks, drawing on the digital sector’s international efforts to reduce its footprint along with the International Telecommunication Union, GSMA and JAC, and initiating a dialog with its suppliers so that they will, in turn, make commitments and meet targets for reducing their own scopes 1, 2 and 3 upstream emissions in line with the 1.5°C trajectories (see Section 4.6 Suppliers and subcontractors).

Orange is developing models to more closely analyze emissions dynamics (mobile devices, boxes, mobile- and fixed-access networks, core networks, Data centers, on-site work, OBS purchases) through 2030, based on different internal and external assumptions, and to reflect these dynamics in emission development scenarios through 2030.

4.2.1.4     Implementation of the carbon sequestration program

To deliver on the Group’s commitment to be Net Zero Carbon by 2040, Orange will have to reduce its CO2 emissions by 90% via the various programs discussed above. Despite all its efforts, there will be residual emissions that cannot be reduced, which Orange will sequester through natural carbon sink systems.

Orange has set a trajectory for the carbon credits it will need by 2040, taking into account SBTi’s recommendations on how to treat these residual emissions over time. Orange has made a voluntary commitment and a pivotal choice to fund natural carbon sink projects, such as reforestation, agroforestry and mangrove restoration, and not just purchase credits on the voluntary carbon market. Given the project selection phase and the time it takes for plantings to grow, the first carbon credits are expected by around 2025-2026. Orange therefore did not have any carbon credits for 2022 from the programs described below.

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Orange’s selection criteria for the underlying sequestration projects are as follows:

−    the initiatives must sequester carbon from the atmosphere over the long term and store it in living matter;

−    the financing must generate new reforestation projects that provide additional decarbonization (so-called "sequestration" projects) versus projects that aim to protect what already exists (so-called "avoidance" projects);

−    the projects must have certification and be registered with international standards such as Verra or Gold Standard;

−    the projects must also have positive impacts for the local populations (social and economic inclusion) and for biodiversity, two other pillars that represent core Group commitments.

To meet this need for high-quality carbon credits, Orange became involved in various fund structures and projects starting in 2021:

−    direct projects with project coordinators, such as the partnership entered into with Alliance Forêt Bois in October 2021; this has led to the reforestation of more than 160 hectares of forest in mainland France during three planting seasons (fall 2021, spring 2022, fall 2022). This financing was recently expanded in order to contribute to the major reforestation project in Landes, which was ravaged by a fire in the summer of 2022. The carbon credits that will be generated will be certified by Label bas carbone. In November 2022, Orange also made a commitment, with Sia Partners, to support Planète Urgence in a large-scale project to restore and sustainably manage nearly 1,000 hectares of mangroves in Cameroon. Planète Urgence is coordinating this project, called "CAMERR," alongside its local partners and experts, the communities, and the traditional local and national authorities. Cameroon’s mangroves have deteriorated, but they play a key role for the local populations in terms of income and the fight against climate change. In addition to its impact on biodiversity and the climate, this project also aims to have a significant social impact on the local communities. Workshops to raise awareness of the value of the mangroves will be organized for children and local residents to give them the resources to care for the mangroves. The project will also strive to promote activities that generate sustainable income;

−    projects via fund structures: in 2021, the Group joined the multi-investor Livelihoods Carbon Fund 3 fund and co-developed its own single-investor Orange Nature fund with Mirova (a Natixis subsidiary), which manages it. With Orange Nature, Orange became the first European company to create a single-investor fund offering a return in kind, in the form of carbon credits and not a financial return. The commitments to these two funds will make it possible to cover most of the Group’s carbon credit needs. In 2022, the Group participated in the selection phase for the first projects proposed, in the expert committees, by the two management companies, Livelihoods and Mirova. Given the management companies’ expertise in natural capital, the diversification of the future project portfolio (species, geographic locations, etc.), the certification of the projects and the governance implemented, the fund structures offer some level of guarantee as to the various uncertainties that exist with this type of project.

The project selection criteria and the type of certification allow for alignment with the forthcoming standardization of the voluntary carbon market (Article 6 of COP26) with, in particular, more and more controls of the quality of the carbon credits put on this market. The certification bodies are not known until the project design document (PDD) is prepared, meaning a few months after the contract is signed.

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4.2.2      Establishing the circular economy

Orange is working to reduce its environmental impacts throughout the life cycle of the products and services marketed to its customers, in terms of both the carbon footprint and the natural resource savings. Among other things, this entails rolling out the circular economy to all its processes and businesses. This ambition also applies to its own equipment: it means making a change, both in Orange’s industrial network management and roll-out policy and in its equipment acquisition procedures;

4.2.2.1     Waste prevention and management

Environmental performance (waste)	Units	reporting perimeter (% of 2022 Group revenues)	2022				2022	2021	2020
			France (1)	Rest of Europe	MEA	other entities	Group	Group	Group
Network WEEE	metric tons	88%	1,316	34	188	4	1,542	1,286	1,218
Recovery rate	%	84%	92.0%	69.0%	22.5%	9.5%	82.8%	89.1%	90.9%
Household WEEE (employees and customers) inc. telephones	metric tons	75%	3,661	419	92	73	4,245	3,146	2,367
Recovery rate	%	72%	87.6%	99.2%	63.5%	3.6%	86.8%	83.5%	83.2%
Wooden poles (2)	metric tons	89%	18,043	49	180	-	18,272	20,592	18,975
Recovery rate	%	86%	100.0%	100.0%	0.0%	-	99.0%	99.9%	100.0%
Batteries > 3 kg	metric tons	89%	960	939	567	11	2,478	2,185	5,789
Recovery rate	%	87%	68.4%	95.0%	64.3%	90.9%	77.6%	75.9%	90.9%
Other hazardous waste (batteries < 3 kg, cartridges, printers, etc.)	metric tons	75%	112	28	15	412	566	144	161
Recovery rate	%	72%	88.4%	99.9%	0.0%	28.5%	43.1%	90.7%	91.2%
Total hazardous waste	metric tons	86%	24,092	1,469	1,042	500	27,103	27,352	28,510
Recovery rate	%	84%	96.4%	95.8%	44.6%	26.1%	93.1%	95.5%	96.3%
Cables (3)	metric tons	82%	12,368	553	334	100	13,354	13,347	12,164
Recovery rate	%	76%	86.8%	99.4%	21.1%	73.0%	85.6%	79.2%	79.1%
Metal poles	metric tons	91%	2,560	-	496	-	3,056	2,506	2,187
Recovery rate	%	86%	100.0%	-	26.2%	-	88.0%	100%	100%
Other non-hazardous waste	metric tons	77%	7,076	4,890	1,293	433	13,692	9,329	12,532
Recovery rate	%	74%	65.7%	94.7%	15.1%	20.1%	69.8%	70.8%	77.7%
Total non-hazardous waste	metric tons	81%	22,003	5,443	2,123	532	30,102	25,182	26,882
Recovery rate	%	76%	81.6%	95.2%	18.7%	30.0%	78.7%	78.1%	80.1%
Total waste	metric tons	83%	46,096	6,912	3,165	1,032	✔ 57,204	52,534	55,393
Recovery rate	%	81%	89.3%	95.3%	27.2%	28.1%	✔ 85.5%	87.2%	88.5%

Since the figures are rounded, the Group figures may not be the sum of the entities.

The coverage rate for the reporting expressed as a percentage of Orange’s 2022 consolidated revenues is shown for each indicator in the column. It applies only to 2022, as it was not calculated for prior years.

(1)   The France scope covers Orange France, the Group’s headquarters, Totem France and the entities of Orange Business Services operating in France. The 2020 and 2021 data has been modified; estimates have been replaced with actual data, where available.

(2)   The 2020 and 2021 data has been adjusted.

(3)   The 2021 data has been adjusted.

(4)   Due to a lack of detailed data, in this table all Orange cables are listed under non-hazardous waste; however, some of the oldest cables contain hazardous substances and therefore undergo special processing at the end of their life.

✔ Items reviewed by KPMG: limited assurance.

Orange’s waste prevention and management policy, for both itself and its customers, is based on extending the life of products and equipment, notably through their reuse and the optimization of their end-of-life treatment. The commitments the Group made to the circular economy in the strategic plan are presented in Section 2.2.3.2.1.1 Orange’s environmental commitment.

In 2022, 57,204 metric tons of waste were disposed of by the Group (8.9% more than in 2021). This increase reflects better waste traceability within the scope in question.

To improve the quality and comprehensiveness of its waste reporting, Orange adhered closely in 2022 to the classification of the European Union’s 2000/532/CE list [3] to ensure compliant and consistent data reporting. As this classification is not used by recovery service providers in MEA countries, Orange has developed a corresponding framework. At the end of 2022, Orange had a comprehensive mapping of the waste identified by the subsidiaries, allowing it to define action plans to improve its reporting. This reporting remains closely linked to the regulatory framework and to the way industrial stakeholders are organized, with a lower level of maturity in the MEA region.

As a result, the 2022 figures are not directly comparable to those of previous years, particularly with regard to the distinction between hazardous and non-hazardous waste.

Only activities carried out directly by Orange are regarded as generating internal waste. Equipment that has been refurbished and put back into Orange’s inventory for marketing is not included in the waste category.

The recovery rate for discarded internal hazardous waste was 93.1% in 2022, as the main disposal channels were clearly identified and tracked in European countries. The decline in the recovery rate between 2021 and 2022 was due to better data collection in the MEA region, where the waste processing industry is less mature.

The metric tonnage of Waste Electrical and Electronic Equipment (WEEE) recovered from customers and employees (household WEEE) rose sharply by sharp 35%, with a 34% increase for the France scope alone, as employees’ office equipment had to be replaced, due to changes in software packages, and the RƎ program was rolled out. This initiative helped improve the customer equipment recovery rate (see below for Recovery of used mobile phones and recovery of fixed customer equipment under leases).

The improvement in the cable recovery rate was due firstly to improved recovery by existing service providers, and secondly to Orange’s more effective handling of flows between the different cables in order to channel them to the right processing industries.

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4.2.2.2     Circular economy programs

Optimizing the life cycle and end-of-life of equipment

The Group acts in several complementary ways:

−    extending the life of the equipment and encouraging its reuse and refurbishment;

−    optimizing the management of waste and equipment at the end of its life generated internally, by implementing appropriate processing channels for each category of waste and ensuring that they are traceable;

−    recovering and processing used electronic equipment from customers through approved external partners or collective channels (where these exist).

Although the implementation of appropriate systems is already well underway in European countries, the emergence of new circular economy models requires the development of recycling, with appropriate systems in countries (particularly in the OMEA region) where there is currently no structured waste management industry.

It also requires that equipment suppliers be asked to do their part, which is why Orange has updated the criteria for evaluating its suppliers’ responses to calls for tenders to include their ability to conduct life-cycle analyses and recover, refurbish and recycle equipment (see Section 4.6 Suppliers and subcontractors - Measuring and reducing the carbon footprint of purchases and supplies).

Eco-design of products and services

Orange has made a commitment to implement an eco-design approach for all products marketed under the Orange brand by 2025. In 2022, an eco-design approach was used for 5% of these products.

Orange’s eco-design approach has been defined in 2021; it concerns all phases in the product and service life cycle, from the upstream phase, with consideration systematically given to environmental and functional challenges, to the use and end-of-life phase.

In 2022, Orange began operationalizing this theoretical approach through 12 pilot projects. The experience gained has made it possible to simplify, better operationalize, and formalize the initial approach. As a result, this eco-design approach is being incorporated into the product and service innovation process (TTM - time to market) at the Orange France and OBS entities.

Eco-design training has been provided to product managers and "Eco-design leads" who are tasked with shepherding the projects through the implementation of the eco-design approach. At the end of 2022, 130 people had received training at the Orange Innovation, Orange France, OBS and European entities.

The eco-design approach has been applied, in particular, to Liveboxes and set-top boxes to help reduce their environmental footprint, reuse resources and generate significant savings. The refurbishment requirement is included from the design stage and applied throughout the life cycle of the products. Orange and its manufacturers joined forces to design these products so that they can be disassembled and put back together with simple and easy upgrades. Building on the approaches taken with the Livebox 5 and the UHD TV set-top box, Orange launched the Livebox 6 in the spring of 2022. The goal of reducing its environmental impact was systematically taken into account in the design choices. The Livebox 6 thus fulfilled the eco-design approach criteria set by the Group.

To enable customers to identify the most environmentally friendly mobile phones, Orange has joined forces with other European operators to define an "Eco Rating" index: an overall environmental footprint rating is given to each device covering five aspects: durability, reparability, recyclability, climate efficiency and resource efficiency. This initiative is open to all operators through a licensing contract. It offers customers transparency on the environmental impact of smartphones (which peaks during the manufacturing phase) and is also aimed at encouraging manufacturers to improve the eco-design of their products. By the end of 2022, more than 300 phone models from 22 manufacturers had been assigned a rating. The devices for sale in Orange’s stores or online in Belgium, Spain, France, Romania and Poland are rated.

Giving network equipment a second life (OSCAR program)

The paradigm shift represented by the development of the circular economy requires that a change be made, both in Orange’s industrial network management and roll-out policy and in its equipment acquisition procedures. It is based on a standardized framework for equipment that facilitates its management, streamlines configurations, and sets new criteria for replacing equipment in the networks. It also creates a "marketplace" to make it easier to reuse equipment both internally at Orange and with external partners. Orange relies on close collaboration with its peers and new supplier agreements.

Indeed, Orange has a "marketplace:" a platform where network equipment can be refurbished and reused, with the support of the manufacturers, which guarantee its proper functioning. This reuse might be due to a change in technology between countries or a technological redeployment between different geographical areas.

A new impetus was given to this approach to offer end-to-end support open to the outside world for any transactions aiming to recertify equipment. This process involves four stages:

−    planning entity requirements, in particular by integrating purchasing opportunities for refurbished equipment and decommissioning plans;

−    entering into partnerships with equipment suppliers to encourage recertification. For example, Orange entered into a framework agreement with Nokia in October 2021 to increase the use of refurbished equipment in its telecommunication infrastructure, with first priority given to the mobile-access network. Orange has been able to leverage its partnerships with BuyIn (purchasing consortium with Deutsche Telekom for network and IS equipment) and the JAC (alliance between operators initially created to pool supplier audits and whose functions have been expanded to the implementation of circular economy principles in the supply chain);

−    providing support to keep the "marketplace" active and optimize inventory management;

−    developing recycling solutions for each subsidiary.

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With a gradual ramp-up and operational implementation since December 2020, more than 500,000 batches of equipment have been offered for purchase or resale on this marketplace since then, generating close to 130 million euros in investment savings (CAPEX avoided or saved) for Orange. In 2022, Orange used 3% of its ITN active equipment investment budget to purchase refurbished equipment.

Responsible use

The RƎ program was launched in October 2020 in France and all European countries. It aims to raise customers’ awareness and steer them toward recycling, take-backs or purchases of refurbished products to encourage more responsible device consumption. This program was first implemented in France in 2020, and was expanded to all European countries in 2022, with the exception of Spain (see Section 4.5.5.2 Orange promotes responsible use).

Recovery of used mobile phones

Orange has set a target of recovering the equivalent of 30% of the mobile phones it sells in Europe by 2025.

The mobile phone recovery rate in the Group’s eight European countries was 23.1% in 2022, including recovery by African workshops financed by France, and was 17.8% excluding this recovery by France in Africa. Since 2010, Orange has teamed up with Emmaüs International and Ateliers du Bocage, a company active in social and solidarity employment, to open mobile phone waste recovery workshops in Africa. In the absence of efficient local recycling structures, the recovered waste is amassed and then sent to France for recycling in accordance with European environmental standards. These workshops, which have opened in five countries (Burkina Faso, Benin, Cameroon, Côte d’Ivoire and Niger), recovered the equivalent of 428,000 mobile phones in the waste phase for recycling in 2022.

Orange also aims to recover the WEEE equivalent of 20% of the mobile phones it sells in the Africa & Middle East region by 2025. The subsidiaries in this region have been made aware of this goal and are working with their ecosystems.

Mobile phone recovery rate

	2022	2022	2021 reminder	2020 reminder
Mobile phone recovery - Europe 8 target by 2025 = 30%	Units
Belgium	34,305	8.9%	5.7%	3.0%
Spain	112,892	6.8%	8.1%	5.9%
France	868,655	28.3%	22.3%	13.4%
Luxembourg	1,507	10.5%	4.3% (2)	-
Moldova	9,561	6.2%	2.7% (2)	-
Poland	61,302	4.8%	3.0%	2.8%
Romania	298,820	26.0%	24.8%	18.0%
Slovakia	29,168	11.3%	12.1%	9.9%
Europe 8	Units	1,416,210	1,322,000	830,000
Europe 8	(in %)	✔✔ 17.8%	15.1% (1)	10.2%
Orange France workshops in MEA	units (WEEE eq.)	428,000	456,000	397,000
Europe 8 including OF workshops in MEA	(in %)	23.1%	20.4% (1)	15.1%

(1)   figure revised compared with the figure published in the 2021 Universal Registration Document.

(2)   2021 data added to the publication.

The scope of mobile phones recovered by Europe covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2022. It applies only to 2022, as it was not calculated for prior years.

✔✔ Item reviewed by KPMG: reasonable assurance.

The larger increases in recovery rates in 2022 can be attributed to awareness-raising programs and attractive Buyback offers (in Romania, Belgium and France), such as the RƎ program in France. This program generated a strong B2C response through eco-responsible recovery initiatives and Buyback offers, particularly during the "Un Noël Géné-RƎ" holiday advertising campaign around refurbished mobile phones.

Orange encourages the development of mobile phone leasing offers among its Enterprise customers. With leasing offers, it is easier to recover used mobile phones than with device sales, and to then give them a second life or recycle them. Sales of leasing offers to key accounts doubled in 2022. The mobile device leasing service was expanded in October 2022 from key account customers to the Pro-SME scope in France.

Since 2010, more than 20 million used mobile phones have been recovered by Orange for refurbishment or recycling.

Recovery of fixed customer equipment under leases (boxes, set-top boxes, etc.)

The Orange group is committed to recovering at least 90% of the equipment distributed under leases to B2C and Enterprise customers. It mainly recovered multimedia equipment (in particular, Liveboxes, set-top boxes, optical network terminals (ONTs) and modems) provided to customers who terminated their contract with Orange in 2022. This equipment is recovered when customers seek after-sales service, migrate from one product generation to the next, or terminate a contract.

This initiative comes under the CORE (COllection to REuse) program in Europe and supports countries’ efforts to improve the recovery and reuse of this equipment. It meets an Orange group need for cost savings and supply chain resilience during a time of electronic component shortages, price increases, and significant delays in new product deliveries.

This recovery program ensures the recovery of as much equipment as possible. It is then sorted, tested, repaired, reset and refurbished so it can be reused several times, thereby avoiding the need to make new products. Products that do not meet the criteria for repair or refurbishment are considered waste and are disposed of through recycling channels so they can be recovered with traceability.

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Out of the nine Group countries that offer leases on multimedia equipment, four European countries (France, Spain, Poland and Belgium) continue to mature in terms of recovery, sorting, testing, repairs, refurbishment and recycling while the other countries (Romania, Slovakia, Moldova, Senegal and Jordan) are starting to develop the structures needed to promote the recovery of this type of equipment.

The recovery rate at the Group level was 66% in 2022, with more than 3.7 million pieces of equipment recovered in all nine countries in the scope in question. This 2022 recovery rate is not directly comparable to the 2021 rate due to the expansion of the reporting scope (recovery rate of 67% published in 2021, revised to account for a change in scope).

In 2022, an automated dashboard tool was developed and made available to the countries to harmonize the data processing.

Eligible equipment is refurbished by qualified subcontractors in Europe, who are overseen by the Supply Chain and Marketing teams in accordance with circular economy principles. In 2022, a total volume of more than 3.3 million units was refurbished and returned to the active equipment portfolio, thus reducing purchases of new equipment by an equivalent amount and improving procurement.

Recovery of customer equipment under leases

Countries reporting	2022	2022	2021 reminder
Recovery of fixed equipment under contract - Group target for 2025 = 90%	units
Belgium	90,516	74%	83%
Spain	685,151	73%	74%
France	2,493,210	67%	73%
Moldova	10,055	55%	-
Poland	179,870	90%	87% (1)
Romania	205,925	38%	36.0%
Slovakia	33,397	88%	N/A
Jordan	19,561	65%	47%
Senegal	N/A	N/A	N/A
Group total recovered	Units	3,724,909	3,619,287
Group recovery rate	(in %)	66%	71%

(1)   Revised figure.

The scope of recovered customer equipment under leases covers 89% of the Group’s countries that offer this type of equipment and 65.4% of the Group’s revenues in 2022. It applies only to 2022, as it was not calculated for prior years.

Sale of refurbished mobile phones

Orange has set itself the objective of achieving 10% of its phone sales in Europe with refurbished devices by 2025. In 2022, the majority of countries in Europe had already signed purchase contracts with refurbished mobile phone suppliers (mainly Apple phones and, to a lesser extent, Samsung phones) and were able to offer them to their customers, in a market where demand is rapidly expanding.

Sale of refurbished mobile phones in Europe

Countries reporting	2022	2022	2021 reminder
Sale of refurbished mobile phones - Europe target for 2025 = 10%	Units
Belgium	11,598	2.8%	3.7%
Spain	22,079	1.3%	1.3%
France	85,081	2.7%	1.7%
Luxembourg	3	0%	0.2%
Moldova	758	0.5%	0.0%
Poland	15,907	0.9%	1.0%
Romania	6,851	0.6%	0.2%
Slovakia	2,900	1.1%	0.0%
Europe 8	Units	145,177	133,358
Europe 8	(in %)	1.8%	1.3%

The scope of mobile phones recovered by Europe covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2022. It applies only to 2022, as it was not calculated for prior years.

Repair service

Beyond the regulatory obligation to provide a standard warranty service, Orange is committed to developing "attractive" repair services in each of the countries in Europe to help to extend the useful life of mobile phones outside their warranty periods.

The attractiveness of these services is assessed by Orange according to five criteria: availability of the service on different distribution channels, autonomy given to the customer to carry out diagnostic testing, predictability of the process, visibility of the status of the process, and service continuity with the loan of a mobile phone during repair. On this basis, a repair service is considered attractive if it is assessed as having an average score of 75%.

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Repair service attractiveness score

Countries reporting	2022	2021 reminder
Repair service attractiveness - Europe target for 2025: 100% of countries > 75%
Belgium	59%	55%
Spain	80%	80%
France	82%	82%
Luxembourg	52%	42%
Moldova	54%	47%
Poland	67%	65%
Romania	68%	68%
Slovakia	53%	53%

The scope of the repair service attractiveness score covers 100% of the Group’s European countries and 64.5% of the Group’s revenues in 2022. It applies only to 2022, as it was not calculated for prior years.

Repair service attractiveness increased in 2022 compared with 2021 in Belgium, Luxembourg, Moldova and Poland. As in 2021, France and Spain were the two countries that met the 75% threshold.

4.2.2.3     Use of scarce and critical resources

Rare earth elements and critical metals

Orange has voluntarily committed to monitoring the traceability and transparency of rare resources and materials regarded as critical that are used in the equipment and products related to its activity. Initial studies have been conducted around the issue of the amount of ores used across the Group’s purchases. At the sector level, the standardization work done by the International Telecommunication Union provides a common reference framework for all players to introduce this emerging reporting practice. For mobile devices, the Eco Rating initiative, which we have joined, also requires the disclosure of the amount of materials, as well as the percentage that comes from recycling channels, for gold, silver, tin, tantalum, indium and cobalt for each device analyzed.

Since 2011, Orange has applied a process aimed at taking into account issues associated with the scarce and critical resources used in the Group’s products: an analysis of dependence on critical materials was carried out in 2011, updated in 2018, with material sheets, it served as a basis for risk analyses and the search for alternative resources.. Discussions are held with suppliers to encourage them to limit the use of these resources and favor alternative and recycled resources. In its impact analysis carried out with CDC Biodiversité in 2021 and 2022, Orange more precisely identified the levels of pressure on the use of land (deforestation, loss of habitat, etc.), water consumption, different forms of pollution (by heavy metals, radioactivity, etc.) and eco-toxicity, in addition to the pollution and waste for 14 key minerals in the composition of its equipment. The risk is deemed high for five materials and medium for seven materials, according to this analysis grid.

The Group has opened discussions with industrial operators in various sectors and public authorities to support the development of efficient channels to exploit the vast reserves of scarce resources contained within WEEE - true "urban mines" that may contain up to 40 times more recoverable minerals than there are underground.

Soil use

The Group does not extend its control over soil, except for the buildings in which it operates (offices and Data centers).

Paper consumption

For several years, Orange has implemented programs to reduce its paper consumption or to use FSC-certified and/or recycled paper.

Water consumption

	Units					2022	2021 reminder
		France	RoE	MEA	Other entities	Group	France
Water consumed	m³	675,551	195,498	153,614	58,287	1,082,950	670,906

The coverage rate for the reporting on water consumption is 82% of Orange’s 2022 consolidated revenues. It applies only to 2022, as it was not calculated for prior years.

The main sources of water consumption in the Orange group are water fountains, restrooms, canteens and the Data centers’ and technical sites’ technical air-conditioning systems.

In 2022, the Group’s water consumption scope was expanded to all European countries and some MEA region countries (Egypt and Côte d’Ivoire).

To prevent health-related risks (Legionnaires’ disease) and reduce water consumption, a program to replace air-cooling towers with dry coolers has been under way in France since 2006, although the ongoing restructuring of technical sites is slowing down the program.

Indicators for France	2022	2021	2020
Number of wet air-cooling towers	26	26	26

Discharges into the air, soil and water

The other discharges released into the environment, with the exception of CO2 emissions, are HCFC-type substances (hydrochlorofluorocarbons) used in cooling systems. Whenever possible, HCFCs are replaced with HFC (hydrofluorocarbon) or HFO (hydrofluoroolefin) fluids, which have low global warming potential, and systems such as optimized ventilation and free cooling are put in place to reduce the use of air conditioners.

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Food waste

In the context of the Group’s activities, this issue relates to catering, which is mainly outsourced.

Taking into account nuisances specific to the activities of telecommunication operators

The Group’s activity only generates a small amount of noise pollution. However, Orange received 97 environmental complaints (mainly noise pollution) in France related to the operation of its network in 2022, and resolved 85 of them with sound attenuators.

Some of Orange’s facilities are classified for environmental protection. In France, the significant increase in the number of sites with ICPE classified facilities in 2019 was attributable to regulatory revisions (Section ICPE2910 - Combustion facilities), which lowered the classification threshold. The main facilities classified for environmental protection are the air-conditioning systems, heat pumps, fuel oil and gas furnaces, generators, and charging areas. The risks identified for these classified technical facilities are spillage of fuel oil or other chemicals or of chemically treated water into the rainwater system, degassing or leakage resulting in the release of HFC refrigerants or FM200 or FE13 fire extinguisher gases, and fires.

Indicators for France	2022	2021	2020
Number of sites with classified facilities (ICPE A, D, DC and E)	247	416	330

Mobile radiotelephone relay antennas can sometimes negatively impact the landscape. In some countries (France and Egypt, among others), the Group has undertaken to blend a number of antennas into the environment and landscape by adapting them to the local style and context (painting, incorporation into buildings, etc.).

A provision is recognized to cover the Group’s obligation to dismantle installed technical equipment and to restore the technical sites it occupies.

The provision is valued on the basis of:

−    dismantling costs (on a per-unit basis for telephone poles, devices and telephone booths, and per site for mobile antennas) borne by the Group to meet its environmental obligations;

−    annual scheduled asset returns and departures from sites.

In the Group’s financial statements for the year ended December 31, 2022, the provision totaled 696 million euros, including 286 million euros for Orange SA. It consisted primarily of the cost of restoring mobile phone antenna sites, reprocessing telephone poles, and managing waste electrical and electronic equipment, batteries and accumulators. It increased by 22.4% compared with 2021, due mainly to higher costs.

4.2.2.4     Impact on biodiversity

In 2021 and 2022, Orange conducted a study on the impact of its activities on biodiversity, carried out thanks to the recognized expertise of the independent firm The Biodiversity Consultancy (TBC); this firm used the Global Biodiversity Score (GBS) methodology of CDC Biodiversité, a subsidiary of Caisse des Dépôts et Consignations, which provides a standardized score for a company’s biodiversity footprint [4]. This methodology uses the MSA.km² (mean species abundance per km²) indicator that converts the company’s impact to an area where 100% of biodiversity would be lost.

The study concludes, as was the case for the first assessment conducted by the Group in 2013, that Orange has a low direct impact on biodiversity, with a scope 1 existing land impact of 12 MSA.km², scope 2 of 4 MSA.km² and a near-zero existing impact for fresh water. These assessments were conducted in 2022 for 2019, the most recent year for which certain data were available. It positions the Group’s biodiversity impact, as a proportion of its revenues, at less than half the average impact for scope 1 (land) of all sectors combined. To date, few sectors or companies have conducted an impact study using this methodology. A comparison of Orange’s scope 1 impacts with the impacts of the sectors and companies that have undertaken such a study shows that Orange has a low impact on scope 1.

This study also shows that Orange’s primary existing impact on biodiversity relates to upstream scope 3, in other words, an indirect impact where the Group has less room for maneuver. The scope 3 existing land impact was thus assessed at approximately 2,400 MSA.km² and the existing freshwater impact at approximately 84 MSA.km². These assessments were also conducted in 2022 for 2019, the most recent year for which certain data were available. Upstream scope 3 impacts therefore represent more than 99% of the existing impact assessed for the Orange group.

The upstream scope 3 biodiversity impact corresponds mainly to the impacts of extracting the materials used, in particular, to make fiber optics, mobile network infrastructure, servers, personal computers, boxes and mobile phones. This includes the impacts associated with land conversions for mining and the pollution from effluents resulting from mining.

When the study was conducted, it was estimated that the main impacts came from the mining of copper, gold, silver and tin.

Orange plans to initiate discussions with its main equipment suppliers and call on them to take action and reduce their own upstream scope 3 impact on biodiversity.

Orange intends to follow the forthcoming detailed Science-Based Targets for Nature recommendations when they become available, taking into account the conclusions of COP 15, which was held at the end of 2022 in Montreal.

A positive impact on biodiversity is also one of Orange’s selection criteria for new natural carbon sink financing projects.

At the same time, Orange continues to support programs to better understand the impacts of climate change on biodiversity:

−    as part of a partnership with the CREA (Centre de recherche sur les écosystèmes d’altitude - Research Center for Alpine Ecosystems), through which Orange provides the CREA with its antennas, installed in high mountain areas to install sensors used to collect information on temperatures and levels of snow and ice, as well as the behavior of fauna and flora via photos and videos, on the Alpine Arc. Orange contributes to the processing and presentation of data to the scientific community and the general public, with volunteer employees who maintain the dedicated equipment and participate in observations of the flora and fauna of the Alps. This initiative received an award from the United Nations during COP23, while CREA Mont-Blanc and Orange were the 2017 recipients of the United Nations Momentum for Change prize;

−    in another area, in partnership with ARGO (an international consortium launched in 2000 by the Intergovernmental Oceanographic Commission of UNESCO and the World Meteorological Organization), Orange Marine helped develop and maintain a global network of profiling floats, measuring the temperature and salinity of the oceans in real time. The new buoys are soon expected to incorporate biochemical data.

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4.2.3      Helping customers reduce their environmental footprint

Orange is developing innovative solutions for agriculture, cities and shared mobility that can satisfy the objective of implementing circular economy principles and optimizing energy consumption (see Section 4.5.1 Orange’s commitment to digital inclusion and Section 4.5.3 Offering inclusive services that complement connectivity). Orange Business Services offers its Enterprise and government customers remote working, video-conferencing and virtual IT infrastructure services that, under certain conditions, help reduce greenhouse gas emissions (see Section 1.4.4 Enterprise).

In 2021, Orange Business Services started to identify, in its activity portfolio, the products and services which allow these Enterprise customers to reduce their environmental footprint, based on a customer case study or on types of offers selected by the industry as a solution to reduce the environmental footprint. These assessments are part of the Group’s gradual alignment with TCFD recommendations. Through this first approach, it was possible to identify Orange Business Services’ revenues linked to this selection of offers and services in excess of 1 billion euros both in 2022 and 2021. The offers selected are listed below.

Orange also offers and implements tools that significantly improve climate change monitoring and raise public awareness (see Section 4.2.2.4 Impact on biodiversity).

Orange is developing innovative solutions that can meet the objectives of implementing the circular economy and optimizing the consumption of resources, including energy.

First catalog of bundled "sustainability portfolio" offers

In 2021, Orange Business Services created its first catalog of offers that take environmental footprint into account in their design or that help its customers reduce their own environmental footprint.

−    digital information exchange solutions:

-     teleworking solutions: Ademe estimates [5] that teleworking can reduce business travel by 69% and distances traveled by 39%, which in France translates to a reduction of 3,300 metric tons of CO2 per day, or 817,000 metric tons of CO2 per year, and 1.3% of all CO2 emissions released by cars in France (Ademe, July 2020),

-     conference bridge solutions, highly secure virtual rooms,

-     solutions focused on innovation in the design of products and services;

−    eco-design of website and mobile app software developments:

-     eco-management of mobile phone fleets: introduction of a B2B refurbished mobile phone offer, a longer offer life cycle, integration of recycling into the offer’s design, and mobile phone fleet leasing offers,

-     virtualization of private infrastructures;

−    solutions focused on new applications of the IoT (Internet of Things):

-     Smart Eco Énergie to monitor and optimize the energy performance of the building portfolio. In France, this solution enables compliance with the tertiary decree of the ELAN Law. This decree imposes a reduction in energy consumption of 40%, 50% and 60% respectively by 2030, 2040 and 2050 for all office buildings larger than 1,000 m², i.e. 17% of national energy consumption,

-     the Océan Fleet Management solution to optimize the use of vehicle or boat fleets,

-     smart metering as a form of preventive management and detection of anomalies in flows.

To promote the use of digital technology to help protect the environment, in November 2022 Orange Business Services thus partnered with Bearing Point to publish a booklet summarizing eight customer case studies for connected devices, with the estimated impact of their environmental benefits.

Environmental consulting and audit

Various Orange group entities (Orange Consulting, Orange Innovation, Business & Decision) work together to offer customers the option to optimize their digital carbon footprint and consider this environmental aspect in their investment decisions. Orange thus provides digital footprint modeling for fixed or mobile connectivity solutions, customized to the company’s specific requirements.

Through its Business & Decision subsidiary, Orange also puts data to work for the environment. For example, it helps European municipal authorities better manage their waste or reduce their water consumption by using algorithms to identify leaks in the distribution channels.

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4.2.4      Environmental standards

4.2.4.1     Alignment with TCFD recommendations

Through the committee responsible for monitoring the TCFD (Task Force on Climate-related Financial Disclosures), Orange has prepared an alignment table identifying Orange’s response to each of the TCFD recommendations. Orange will add to the table as it continues to align its operations with the TCFD recommendations.

For the purposes of the table, Orange defines the "short term" as the current strategic plan (Engage 2025, covering the period 2020-2025), the "medium term" as 2030, and the "long term" as 2050.

The Group has already achieved a significant level of alignment with the nine recommendations identified by Orange. Furthermore, Recommendation 5 was the subject of additional work in 2022:

−    as a member of the ITU, Orange has made a significant contribution to the definition of industry trajectories for digital at the global level, in line with an average global warming target limited to 1.5°C compared with p-industrial levels. This work was carried out in cooperation with the GSMA, the GeSI, the International Energy Agency and the SBTi. The associated Recommendation ITU-T L. 1470 is available [6]; a specific guide for operators was published in the first half of 2020, jointly with the SBTi [7];

−    in 2021, Orange identified internal correspondents representing each business (risk, finance, purchasing, CSR, etc.) to further improve compliance with the TCFD’s four pillars of recommendations. In 2022, with assistance from the Carbone 4 consulting firm, Orange fine-tuned its scope 3 estimates for the 15 GHG Protocol items and improved the alignment of the "metrics and targets" section;

−    Orange carried out a full assessment of the risks associated with climate change in 2021, taking into account the physical risks and transition risks, with the participation of the main businesses and all regions of the Group. The Group has produced a study on the physical resilience of its businesses in a scenario of global warming of more than 3°C above p-industrial levels. This study, initially carried out on the France scope, consisted of reviewing past impacts according to climatic hazards and network components (Data centers, optical/subscriber connection nodes, cables, poles, antennas, etc.). Climatic sensitivity thresholds were thus identified, focusing on highest-risk hazards (heat waves, strong winds, intense rainfall, lightning strikes and wildfires). These climate indicators were then projected according to two time horizons (2030 and 2050), based on data from Météo France. The project was subsequently extended to the other countries where the Group is present, with the same projection of climate indicators to 2030 and based on data from four climate models used in the IPCC’s work [8]. Following this risk identification work carried out in 2021 by the Risk Department, with the Group CSR Department and all of the businesses concerned, in 2022 the Group continued its work to assess climate-related risks and exploit the opportunities yet to be defined;

−    in addition, an assessment of climate-related financial risks and opportunities has been updated. These assessments provide orders of magnitude relating, for example, to the risks of losses and opportunities for gains linked to changes in customer behavior, changes in energy costs and actions to protect against cost increases.

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	TCFD recommendations	Section of the 2021 Universal Registration Document
Governance	(1) Describe the Board of Directors’ oversight of climate-related risks and opportunities	5.2.1.8 Board and committee activities during the fiscal year 5.2.2.1 Management structure 2.2.3.2.1.2 Environmental monitoring framework
	(2) Describe management’s role in assessing and managing climate-related risks	2.2.3.1 The Group’s Social Responsibility 5.2.1.6 Committees of the Board of Directors 5.2.1.8 Board and committee activities during the fiscal year
Strategy	(3) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term	2.1.4 Non-financial risks 4.5.3 Offering inclusive services that complement connectivity 4.2.3 Business opportunities associated with reducing the environmental footprint
	(4) Describe the impact of these risks and opportunities on the organization’s businesses, strategy, and financial planning	2.2.3.2.1.2 Transition plan to address climate change 4.2.4.1 Alignment with TCFD recommendations
	(5) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	4.2.4.1 Alignment with TCFD recommendations 2.2.3.2.1.2 Transition plan to address climate change
Risk management	(6) Describe the processes for identifying and assessing climate-related risks	2.2.1 Group Audit, Control and Risk Management
	(7) Describe the processes for managing climate-related risks	2.2.1 Group Audit, Control and Risk Management 4.2.2 Control of energy and climate impacts
	(8) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management system	2.2.1 Group Audit, Control and Risk Management 2.1.4 Non-financial risks
Metrics and targets	(9) Disclose the metrics used by the organization to measure and quantify climate-related risks and opportunities	4.2.2 Control of energy and climate impacts
	(10) Disclose scope 1, scope 2, and, if appropriate, scope 3 greenhouse gas (GHG) emissions, and the related risks	4.2.2 Control of energy and climate impacts
	(11) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against these targets	1.2.3 Group strategy 1.2.1 Business model 2.2.3.2.1.1 Orange’s environmental commitment 4.2.2 Control of energy and climate impacts

4.2.4.2     EU taxonomy

Orange is publishing certain performance indicators for fiscal year 2022 and for the entire scope of its financial consolidation. These indicators show the proportion of its eligible and aligned revenues, capital expenditure (CAPEX) and operating expenditure (OpEx) derived from products and/or services associated with economic activities qualifying as sustainable within the meaning of European Regulation 2020/852 of June 18, 2020 on the establishment of a framework to facilitate sustainable investment within the European Union and its annexes, as well as Commission Delegated Regulation of July 6, 2021, for two climate objectives: climate change mitigation and climate change adaptation.

The majority of the activities for the provision of telecommunication services to B2C and B2B customers and other telecommunication operators are not, to date, included in the scope covered by Annexes 1 and 2 to the Commission Delegated Regulation of June 4, 2021. As a result, the majority of Orange’s activities are not eligible for the EU taxonomy at this time. Analysis of the eligibility of the various sectors should evolve in line with the maturity of the Commission’s work.

Orange has also identified its aligned activities, i.e. activities that i) contribute substantially to the climate change mitigation or climate change adaptation objectives; ii) do no significant harm to the other environmental objectives [9]; and iii) meet the social, governance and ethics-related minimum safeguards, in order to assess the sustainability, within the meaning of the EU taxonomy, of these eligible activities.

The operational activities of the Mobile Financial Services segment (primarily including Orange Bank) were taken into account in the analysis and are not considered eligible activities. In fact, they do not contribute to the Group’s revenues due to their nature, and remain insignificant in comparison to the telecommunication services activities provided by Orange. (see Section 1.4.6 Mobile Financial Services and Section 3.3, Note 10 Definition of business segments and performance indicators).

The Group’s media-related activities (co-financing of movie productions and broadcasting) were also taken into account in the analysis and are considered eligible but not-aligned activities due to their content-related focus, which does not specifically relate to climate change adaptation.

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Summary

12/31/22	(in millions of euros)	(in %)
Eligible revenue	919.573	2.1%
Aligned revenue	3.545	0.0%
Eligible CAPEX and right-of-use assets	317.565	2.8%
Aligned CAPEX and right-of-use assets	11.641	0.1%
Eligible OPEX	376.343	18.2%
Aligned OPEX	5.760	0.3%

4.2.4.2.1      Determination of eligible activities within the meaning of the EU taxonomy

From a compliance approach, Orange carried out a review of its entire scope of telecommunication service activities with a view to determining which are likely to make a significant contribution to climate change adaptation and mitigation within the meaning of the EU taxonomy.

The list of activities eligible for the EU taxonomy was prepared based on a complete review of the portfolio of Orange’s activities, mainly carried out through interviews with the finance departments of the Group entities concerned and the CSR Department.

Where the Group’s eligible activities were identified for both the climate change mitigation and climate change adaptation objectives, it was determined that these activities should first be allocated to the mitigation objective.

The Orange activities generating revenues eligible through the classification of economic activities included in the EU taxonomy are as follows:

Environmental objective	Activity included in the EU taxonomy	Associated NACE code	Definition of the activity	Corresponding Orange activity
Climate change mitigation	8.1 Data processing, hosting and related activities	J63.11	Storage, manipulation, management, movement, control, display, switching, interchange, transmission or processing of data through Data centers, including edge computing	Hosting and data processing services
	8.2 Data-driven solutions for GHG emissions reductions	J61, J62, J63.11

Development or use of ICT (Information and Communication Technologies) solutions that are aimed at recovering, transmitting and storing data and its modeling and use where those activities are predominantly aimed at the provision of data and analytics enabling GHG emissions reductions.

Services in relation to the Internet of Things
	6.4 Operation of personal mobility devices, cycle logistics	N77.11, N77.21

Selling, purchasing, financing, leasing, renting and operation of personal mobility or transport devices where the propulsion comes from the physical activity of the user, from a zero-emissions motor, or a mix of zero-emissions motor and physical activity

Smart bike offer available to Orange Poland customers
	7.6. Installation, maintenance and repair of renewable energy technologies	F42, F43, M71, C16, C17, C22, C23, C25, C27, C28	Installation, maintenance and repair of renewable energy technologies, on-site.	Offer to install solar panels for Orange Poland customers
Climate change adaptation	8.3 Programming and broadcasting activities	J60

Creating content or acquiring the right to distribute content and subsequently broadcasting that content, such as radio, television and data programs of entertainment, news, talk, and the like, including data broadcasting, typically integrated with radio or TV broadcasting.

Content distribution services provided by Globecast
	13.3 Motion picture, video and television program production, sound recording and music publishing activities	J59

Production of theatrical and non-theatrical motion pictures whether on film, video tape or disc for direct projection in theaters or for broadcasting on television, supporting activities such as film editing, cutting or dubbing, distribution of motion pictures and other film productions to other industries, motion picture or other film productions projection, buying and selling of motion picture or other film productions distribution rights.

Co-production, acquisition, distribution and international sale of motion pictures and series through Orange Studio and OCS

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The offers taken into account for activity 8.2 "Data-driven solutions for GHG emissions reductions" relate to all of the services related to the Internet of Things (excluding revenues from equipment sales), considered as services enabling other economic sectors to reduce their greenhouse gas emissions. Services related to the Internet of Things include solutions for the control of fluids, logistical flows and smart meters, in addition to the implementation of solutions in smart cities. These enable companies and local authorities to improve both their operational efficiency and their environmental footprint.

By contrast, connectivity, which allows Orange to deliver services related to the Internet of Things or to data processing and hosting, was not included in the performance indicators, in accordance with the provisions of Annex 1 to the Delegated Regulation published by the Commission on July 6, 2021 and with the FAQs published on December 19, 2022 by the European Commission.

Besides the capital expenditure and operating expenditure related to the above-mentioned eligible activities, the Orange activities giving rise to capital expenditure and operating expenditure associated with economic activities which may be considered individually eligible in environmental terms are as follows:

Environmental objective	Activity included in the EU taxonomy	Corresponding Orange activity
Climate change mitigation (1)	6.5 Transport by motorbike, passenger car and light commercial vehicle	Company vehicle fleet
	6.10 Sea and coastal freight water transport, vessels for port operations and auxiliary activities	Cable-laying ships
	7.2 Renovation of existing buildings	Renovation work in office or technical buildings
	7.3 Installation, maintenance and repair of energy efficiency equipment	Thermal insulation, replacement of windows, replacement of heating and ventilation systems
	7.4 Installation, maintenance and repair of charging stations for electrified vehicles in buildings (and parking spaces attached to buildings)	Installation of charging stations for electrified vehicles at the company’s premises
	7.5 Installation, maintenance and repair of instruments and devices for measuring, regulating and controlling the energy performance of buildings	Installation of thermostats and sensors
	7.6 Installation, maintenance and repair of renewable energy technologies	Installation of photovoltaic panels, heat pumps
	7.7 Acquisition and ownership of buildings	Leasing or acquisition of office or technical buildings

(1) Allocated on a case-by-case basis according to the nature of capital expenditure and operating expenditure.

4.2.4.2.2      Determination of aligned activities within the meaning of the EU taxonomy

In order to assess the alignment of the Group’s activities, compliance with substantial contribution to climate change mitigation or climate change adaptation criteria, as well as with do no significant harm (DNSH) criteria, was verified on an activity-by-activity basis.

In accordance with the October 2022 report published by the Platform on Sustainable Finance, the Orange group’s compliance with minimum safeguards is based on:

−    implementation of Orange’s commitments to protect human rights and fundamental freedoms (as described in paragraph 2.2.3.2.4.1 Impact study on human rights and fundamental freedoms);

−    implementation of the Group’s Vigilance Plan (as described in Section 4.7 Duty of vigilance);

−    acceptance by the Group’s suppliers of contractual CSR clauses appended to the contracts and of the Supplier Code of Conduct (see Section 2.2.3.2.6 Management framework for partners, suppliers and subcontractors);

−    the roll-out of the corruption prevention program within the Group (as described in Section 4.4 Breach of ethics rules);

−    Orange’s tax policy (see Section 2.2.3.2.3.4 Tax policy);

−    the measures implemented by the Group to raise all its employees’ awareness of compliance with antitrust laws and regulations.

4.2.4.2.3      Calculation of performance indicators

Orange calculated the performance indicators in accordance with the provisions of European Regulation 2020/852 of June 18, 2020 and of the Delegated Regulation of July 6, 2021, based on its existing reporting processes and systems and on assumptions made by management (see Note on methodology relating to the EU taxonomy below).

Orange applied the methodology described in Annex 1 to the Delegated Regulation of July 6, 2021, enabling the calculation of the eligible and aligned proportion of the Group’s revenues, capital expenditure and operating expenditure.

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Determination of eligible and aligned revenues

Proportion of revenues related to eligible activities

The proportion of the Orange group’s revenues related to eligible activities is determined by dividing the sum of revenues from eligible activities as described in Section 4.2.4.2.1 Determination of eligible activities within the meaning of the EU taxonomy by the consolidated revenues (established pursuant to IFRS 15) presented in Section 3.1.2.1 Group revenue.

Economic activities	Code(s)	Absolute turnover	Proportion of turnover	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Taxonomy aligned proportion of turnover, year N	Taxonomy aligned proportion of turnover, year N-1	Category (enabling activity or)	Category (transitional activity)
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		k EUR	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
8.1 Data processing, hosting and related activities		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%			T
8.2 Data-driven solutions for GHG emissions reductions		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%		E
6.4 Operation of personal mobility devices, cycle logistics		437	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%
7.6 Installation, maintenance and repair of renewable energy technologies		3,109	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
8.3 Programming and broadcasting activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		3,545	0.0%	100%	0.0%												0.0%
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
8.1 Data processing, hosting and related activities		549,790	1.3%
8.2 Data-driven solutions for GHG emissions reductions		74,020	0.2%
6.4 Operation of personal mobility devices, cycle logistics		0	0.0%
7.6 Installation, maintenance and repair of renewable energy technologies		0	0.0%
8.3 Programming and broadcasting activities		184,161	0.4%
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		108,058	0.2%
Turnover of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2.)		916,028	2.1%														2.1%
Total (A.1. + A.2.)		919,573	2.1%														2.1%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non-eligible activities (B)		42,551,102	97.9%
Total (A + B)		43,470,675	100%

At the end of 2022, revenues from eligible activities totaled 919.573 million euros.

Consolidated revenues at end-2022 stood at 43,470.675 million euros.

The proportion of revenues related to eligible activities is 2.1%.

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Proportion of revenues related to aligned activities

The proportion of the Group’s revenues related to aligned activities is determined by dividing the sum of revenues from activities considered aligned, after a review of the technical screening criteria, DNSH criteria and minimum safeguards, by the consolidated revenues (established pursuant to IFRS 15) presented in Section 3.1.2.1 Group revenue.

At the end of 2022, revenues from aligned activities totaled 3.545 million euros.

Consolidated revenues at end-2022 stood at 43,470.675 million euros.

For activity 8.1 "Data processing, hosting and related activities," the information provided by Orange Business Services’ main suppliers was not granular enough to conduct a thorough analysis of the technical screening and DNSH criteria, which is why all the Data centers operated by these suppliers are considered non-aligned.

The Orange group’s internal Data centers are used mainly for hosting and data processing purposes, for which no external revenues are recognized, or for connectivity services that the EU taxonomy does not currently take into account.

With respect to activity 8.2 "Data-driven solutions for GHG emissions reductions," Orange has not, to date, undertaken the life-cycle analyses needed to determine the greenhouse gas emissions reductions resulting from the implementation of Internet of Things-based solutions. Revenues related to activity 8.2 are therefore considered non-aligned.

Revenues related to activities 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" are considered non-aligned, as the primary objective of these activities is not to make a substantial contribution to climate change adaptation.

Orange Polska’s revenues related to activities 6.4 "Operation of personal mobility devices, cycle logistics" and 7.6 "Installation, maintenance and repair of renewable energy technologies" are considered aligned as they meet the technical screening and DNSH criteria for these activities.

The proportion of revenues related to aligned activities is 0.01%.

Determination of eligible and aligned capital expenditure

Proportion of capital expenditure related to eligible and individually eligible activities

The proportion of the Orange group’s capital expenditure related to eligible and individually eligible activities is determined by dividing the sum of capital expenditure from eligible activities and capital expenditure from individually eligible activities, as described in Section 4.2.4.2.1 Determination of eligible activities within the meaning of the EU taxonomy, by the change in capital expenditure stated in the Consolidated Financial Statements (including right-of-use assets calculated pursuant to IFRS 16) in Note 8.4 - Other intangible assets, Note 8.5 - Property, plant and equipment and Note 9.1 - Right-of-use assets.

The capital expenditure presented in the Consolidated Financial Statements of the Orange group includes:

−    acquisitions of intangible assets;

−    acquisitions of property, plant and equipment;

−    increase in right-of-use assets (new right-of-use assets);

−    acquisitions and increases related to changes in the scope of consolidation.

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Economic activities	Code(s)	Absolute CAPEX and rights of use	Proportion of CAPEX and rights of use	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Taxonomy aligned proportion of CAPEX, year N	Taxonomy aligned proportion of CAPEX, year N-1	Category (enabling activity or)	Category (transitional activity)
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		k EUR	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
8.1 Data processing, hosting and related activities		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%			T
8.2 Data-driven solutions for GHG emissions reductions		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%		E
8.3 Programming and broadcasting activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
6.5 Transport by motorbikes, passenger cars and light commercial vehicles		3,494	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%			T
6.10 Sea and coastal freight water transport, vessels for port operations and auxiliary activities		0	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%			T
7.2 Renovation of existing buildings		17	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%			T
7.3 Installation, maintenance and repair of energy efficiency equipment		3,642	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)		1,416	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings		8	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.6 Installation, maintenance and repair of renewable energy technologies		189	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.7 Acquisition and ownership of buildings		2,874	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%
CAPEX and rights of use of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		11,641	0.1%	100%	0%												0.1%
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
8.1 Data processing, hosting and related activities		81,323	0.7%
8.2 Data-driven solutions for GHG emissions reductions		8,871	0.1%
8.3 Programming and broadcasting activities		13,148	0.1%
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		0	0.0%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles		35,594	0.3%
6.10 Sea and coastal freight water transport, vessels for port operations and auxiliary activities		39,600	0.4%
7.2 Renovation of existing buildings		575	0.0%
7.3 Installation, maintenance and repair of energy efficiency equipment		3	0.0%
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)		0	0.0%
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings		0	0.0%
7.6 Installation, maintenance and repair of renewable energy technologies		6,342	0.1%
7.7 Acquisition and ownership of buildings		120,844	1.1%
CAPEX and rights of use of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2.)		306,299	2.7%														2.7%
Total (A.1. + A.2.)		317,940	2.8%														2.8%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
CAPEX and rights of use of Taxonomy-non-eligible activities (B)		10,917,159	97.2%
Total (A + B)		11,235,099	100%

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At the end of 2022, capital expenditure from the Group’s eligible activities totaled 103.342 million euros.

Individually eligible capital expenditure totaled 214.223 million euros.

Capital expenditure (including right-of-use assets) in the Consolidated Financial Statements at the end of 2022 totaled 11,235.099 million euros.

The proportion of capital expenditure related to eligible and individually eligible activities is 2.8%.

Capital expenditure as defined by the EU taxonomy should be distinguished from the operational indicator of economic CAPEX ("eCAPEX") as published in the Group’s financial statements, which relates to the acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets (see Section 3.1.5 Financial indicators not defined by IFRS and Section 7.2.1 Financial glossary).

Reconciliation of property, plant and equipment, intangible assets and right-of-use assets to taxonomy CAPEX

(in millions of euros)	2022
Net book value of property, plant and equipment, intangible assets and right-of-use assets - in the opening balance	53,126,506
Deduction of items excluded from the taxonomy definition	-9,839,886
Disposals and retirements	-186,079
Depreciation and amortization	-8,649,393
Impairment losses	-109,817
Impact of changes in the assessments	-35,306
Translation adjustment	-571,095
Reclassification and other items	-274,341
Items to be included in CAPEX under the taxonomy definition	11,235,099
Increase in intangible assets, property, plant and equipment and new right-of-use assets	10,936,781
Changes in the scope of consolidation	298,318
Net book value of property, plant and equipment, intangible assets and right-of-use assets - in the closing balance	54,521,719

Proportion of capital expenditure related to aligned and individually aligned activities

The proportion of the Orange group’s capital expenditure related to aligned and individually aligned activities is determined by dividing the sum of the capital expenditure from aligned activities and capital expenditure from individually aligned activities by the change in fixed assets in gross value terms stated in the Consolidated Financial Statements (including right-of-use assets calculated pursuant to IFRS 16) in Note 9.4 Other intangible assets, Note 9.5 Property, plant and equipment and Note 10.1 Right-of-use assets.

At the end of 2022, capital expenditure from the Group’s aligned activities totaled 0 million euros.

Individually aligned capital expenditure totaled 11.641 million euros.

Capital expenditure (including right-of-use assets) in the Consolidated Financial Statements at the end of 2022 totaled 11,235.099 million euros.

The Orange group’s capital expenditure for activity 8.1 "Data processing, hosting and related activities" related mainly to the continued efforts in 2022 to streamline its Data centers and upgrade its equipment, which enabled it to boost the energy efficiency of its infrastructure (see Section 4.2.1.1 Orange’s scopes 1 and 2 energy consumption - Network and information system energy consumption).

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This expenditure is not considered aligned, as the Data centers operated by the Group do not meet certain technical screening criteria, such as verification by an independent third party of the implementation of the relevant practices listed in the European Code of Conduct on Data Centre Energy Efficiency [10] or the criterion related to the global warming potential of the refrigerants used in their cooling system.

The Group’s capital expenditure for activities 8.2 "Data-driven solutions for GHG emissions reductions," 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" is considered non-aligned, as the primary objective of these activities is not to make a substantial contribution to climate change mitigation or adaptation.

Orange Polska’s capital expenditure related to activities 6.4 "Operation of personal mobility devices, cycle logistics" and 7.6 "Installation, maintenance and repair of renewable energy technologies" is considered aligned, as the underlying revenues are themselves aligned (see previous paragraph).

Capital expenditure related to activity 6.10 "Sea and coastal freight water transport, vessels for port operations and auxiliary activities" concerned the acquisition of Orange Marine’s latest cable-laying ship. Given the specific nature of the submarine cable-laying and maintenance activities, capital expenditure related to this cable-laying ship cannot be considered aligned as it does not meet certain technical screening and DNSH criteria.

Based on the information provided by the relevant suppliers, capital expenditure related to activities 6.5 "Transport by motorbike, passenger car and light commercial vehicle" and to the Orange group’s real estate activities (activities 7.2 to 7.7) meets some of the technical screening and DNSH criteria, and is therefore considered partially aligned.

The Orange group is also investing to install energy-efficiency equipment and systems that measure, regulate and control energy performance and to install renewable energy-related equipment for its office and technical buildings (see Section 4.2.1.1 Orange’s scopes 1 and 2 energy consumption - Reducing buildings emissions). This capital expenditure is considered individually aligned.

The proportion of capital expenditure related to aligned and individually aligned activities is 0.1%.

Determination of eligible and aligned operating expenditure

Proportion of operating expenditure related to eligible and individually eligible activities

In accordance with the provisions of Annex 1 to the Delegated Regulation published by the European Commission on July 6, 2021, the operating expenditure base to be taken into account when calculating the eligible proportion of the Orange group’s operating expenditure is restricted to the following expenses:

−    research and development expenses;

−    building renovation expenses;

−    short-term leases;

−    maintenance, servicing and repair expenses;

−    any other direct expenses, related to the ongoing maintenance of property, plant and equipment by the company or by a third party to which these activities are outsourced, which are required for these assets to remain in good working order.

In accordance with the definition of operating expenditure in the EU taxonomy and the approach of strict compliance with Annex 1 to the Delegated Regulation published by the European Commission on July 6, 2021, the Orange group has not taken into account the energy expenses incurred to operate its Data centers, in particular.

The proportion of Orange’s operating expenditure related to the Group’s eligible and individually eligible activities is determined by dividing the sum of the Group’s operating expenditure from eligible activities and operating expenditure from individually eligible activities, as described in Section 4.2.4.2.1 Determination of eligible activities within the meaning of the EU taxonomy, by the sum of operating expenditure corresponding to the definition given above.

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Economic activities	Code(s)	Absolute Opex	Proportion of Opex	Substantial contribution criteria						DNSH Criteria (‘Does Not Significant Harm’)						Minimum safeguards	Taxonomy aligned proportion of Opex, year N	Taxonomy aligned proportion of Opex, year N-1	Category (enabling activity or)	Category (transitional activity)
				Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate change mitigation	Climate change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems
		k EUR	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Percent	Percent	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
8.1 Data processing, hosting and related activities		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%			T
8.2 Data-driven solutions for GHG emissions reductions		0	0.0%	100%	0%					N	N	N	N	N	N	Y	0%		E
8.3 Programming and broadcasting activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		0	0.0%	0%	100%					N	N	N	N	N	N	Y	0%		E
6.4 Operation of personal mobility devices, cycle logistic		0	0.0%							Y	Y	Y	Y	Y	Y	Y	0%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles		708	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%			T
7.2 Renovation of existing buildings		0	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%			T
7.3 Installation, maintenance and repair of energy efficiency equipment		0	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)		3	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings		3,180	0.2%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.6 Installation, maintenance and repair of renewable energy technologies		1,869	0.1%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%		E
7.7 Acquisition and ownership of buildings		0	0.0%	100%	0%					Y	Y	Y	Y	Y	Y	Y	0%
Opex of environmentally sustainable activities (Taxonomy-aligned) (A.1.)		5,760	0.3%	100%	0%												0.3%
A.2. Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
8.1 Data processing, hosting and related activities		212,463	10.3%
8.2 Data-driven solutions for GHG emissions reductions		29,727	1.4%
8.3 Programming and broadcasting activities		121,066	5.9%
13.3 Motion picture, video and television programme production, sound recording and music publishing activities		521	0.0%
6.4 Operation of personal mobility devices, cycle logistic		0	0.0%
6.5 Transport by motorbikes, passenger cars and light commercial vehicles		7,587	0.4%
7.2 Renovation of existing buildings		21	0.0%
7.3 Installation, maintenance and repair of energy efficiency equipment		13	0.0%
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)		0	0.0%
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings		0	0.0%
7.6 Installation, maintenance and repair of renewable energy technologies		0	0.0%
7.7 Acquisition and ownership of buildings		0	0.0%
Opex of Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2.)		371,398	18.0%														18.0%
Total (A.1. + A.2.)		377,158	18.2%														18.2%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Opex of Taxonomy-non-eligible activities (B)		1,690,639	81.8%
Total (A + B)		2,067,797	100%

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In the 2022 fiscal year, operating expenditure from eligible activities, according to the definition in the Delegated Regulation, totaled 365.192 million euros.

Individually eligible operating expenditure, according to the definition in the Delegated Regulation, totaled 11.151 million euros.

Operating expenditure according to the definition in the Delegated Regulation represented 7.4% of the Group’s total operating expenditure from the external purchases, other operating income and expenses, and labor expenses line items of the Group at end-2022.

This operating expenditure forms part of the external purchases, other operating income and expenses, and labor expenses detailed in Section 3.1.2.2 Group operating results.

The proportion of operating expenditure related to eligible and individually eligible activities amounted to 18.2%.

The Group’s total operating expenditure from the external purchases, other operating income and expenses, and labor expenses line items amounted to 28,064.670 million euros at the end of 2022. For information, operating expenditure related to eligible and individually eligible activities represented 1.3% of the total operating expenditure related to external purchases, other operating income and expenses, and labor expenses.

Proportion of operating expenditure related to aligned activities

The proportion of Orange’s operating expenditure related to the Group’s aligned and individually aligned activities is determined by dividing the sum of the Group’s operating expenditure from aligned activities and operating expenditure from individually aligned activities by the sum of operating expenditure in accordance with the definition in the Delegated Regulation.

In the 2022 fiscal year, operating expenditure from aligned activities, according to the definition in the Delegated Regulation, totaled 0 million euros.

Individually aligned operating expenditure, according to the definition in the Delegated Regulation, totaled 5.760 million euros.

Operating expenditure related to activities 8.1 "Data processing, hosting and related activities," 8.2 "Data-driven solutions for GHG emissions reductions," 8.3 "Programming and broadcasting" and 13.3 "Motion picture, video and television program production, sound recording and music publishing" is considered non-aligned, as the revenues derived from these activities are themselves non-aligned.

Orange Polska’s operating expenditure related to activities 6.4 "Operation of personal mobility devices, cycle logistics" and 7.6 "Installation, maintenance and repair of renewable energy technologies" is considered aligned, as the underlying revenues are themselves aligned.

Based on the information provided by the relevant suppliers, operating expenditure related to activities 6.5 "Transport by motorbike, passenger car and light commercial vehicle" and to the Orange group’s real estate activities (activities 7.2 to 7.7) meets some of the technical screening and DNSH criteria, and is therefore considered partially aligned.

Orange invests in high energy performance buildings (see Section 4.2.1.1 Orange’s scopes 1 and 2 energy consumption - Reducing buildings emissions). Its headquarters in France were awarded the HQE certification for office buildings, which means that operating expenditure to maintain the building can be considered aligned.

Other real estate-related operating expenditure considered aligned mainly concerns the installation of charging stations for electrified vehicles, as well as the installation and maintenance of photovoltaic panels at technical and office sites.

The proportion of operating expenditure related to aligned and individually aligned activities amounted to 0.3%.

Note on methodology - EU taxonomy

To calculate the performance indicators related to the EU taxonomy, Orange used the following assumptions:

−    numerator of the eligible and individually eligible operating expenditure indicator:

-     operating expenditure related to eligible activities 8.1 "Data processing, hosting and related activities" and 8.2 "Data-driven solutions for GHG emissions reductions" was estimated using the tool for the allocation of direct and indirect costs to the various business lines of the Orange Business Services division,

-     operating expenditure related to employees in charge of maintenance for the eligible activities within the meaning of the EU taxonomy was estimated based on an assumption of 2.1% of the payroll costs over 12 rolling months allocated to assets in the "Operation and maintenance" employment category in the jobs classification used by the Orange group. This assumption is in line with the proportion of the Group’s revenues eligible within the meaning of the EU taxonomy;

−    denominator of the eligible and individually eligible operating expenditure indicator:

-     operating expenditure related to employees in charge of maintenance was estimated based on the payroll costs over 12 rolling months allocated to assets in the "Operation and maintenance" employment category in the jobs classification used by the Orange group,

-     the implementation of the adaptation DNSH criterion, for the relevant assets, was treated in line with the Group’s consideration of climate change-related risks and in accordance with the Intergovernmental Panel on Climate Change’s SSP5-8.5 scenario.

For any links to the Group’s financing strategy, see also Section 4.1.7 Financing linked to sustainable performance.

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Note on methodology - Environment

Note on carbon footprint assessment methodology

Scopes 1, 2 and 3 greenhouse gas emissions are assessed in accordance with an internal methodology guide developed by the Group’s CSR Department. Its key principles, scope and reporting methodologies are outlined below. This guide will be updated regularly as methodology decisions are made. A more comprehensive methodology guide has been developed, in coordination with the regions and businesses and with methodological support from Carbone 4, a leading carbon accounting and strategy firm, particularly in France. It aims to serve as a reference for the periodic assessments of scopes 1, 2 and 3, at the Group level as well as for the entities, countries, regions and businesses.

General principles

The Orange group has opted to assess its scopes 1, 2 and 3 greenhouse gas emissions in accordance with the methodologies developed by the GHG Protocol (www.ghgprotocol.org). It supplements these methodologies, where applicable, with the International Telecommunication Union standards, in particular ITU L. 1420 and the guide to Scope 3 emissions for telecommunication operators (a joint ITU, GSMA and GeSI publication in 2023). Every year, when preparing the assessments, the Group CSR Department identifies and documents any deviations from the GHG Protocol’s recommendations, and provides an explanation.

Frequency of reporting

The key indicators are subject to quarterly reporting at the entity level, and indicators that are less material for the Group or for which data collection is more complex are reported every six months or annually; particularly for scopes 1 and 2, assessments are conducted quarterly, and annually for scope 3.

Organizational scope

The Orange group has opted to assess its scopes 1, 2 and 3 greenhouse gas emissions using the GHG Protocol’s "Financial Control" approach. Accordingly, all the subsidiaries that are financially consolidated by the Group are included in the scopes 1, 2 and 3 assessments. The Orange Bank, Orange Bank Europe and Orange Energia Poland subsidiaries are exceptions, and are excluded from the organizational scope as their businesses differ significantly from the telecommunication services operator business and are subject to the non-financial reporting principles for financial institutions and energy retailers, respectively. The scopes 1, 2 and 3 emissions of Orange Bank and Orange Energia Poland are assessed, but do not fall within the scope of the Group’s scopes 1, 2 and 3 commitments.

For 2022, the data shown cover the entire consolidated financial scope, unless otherwise indicated. Three new entities were included in the reporting on energy consumption and scopes 1 and 2 emissions: OROC (fixed operator in Romania acquired in 2022), Basefarm (OBS scope) and TOTEM, a European TowerCo. However, they were not included in the Group’s scope 3 emissions calculation for 2021.

The change in the configuration of the mobile infrastructure in the Group’s Europe scope, reflected in its new consolidated subsidiary, TOTEM (a European TowerCo that aims to open up its passive mobile infrastructure, high points such as masts and flat rooftops, to other operators), led to a change in the reporting of the underlying environmental indicators. For fiscal year 2022, the energy consumption for TOTEM France’s French scope continued to be reported in the "France" entity and only the energy consumption for TOTEM’s Spanish scope was reported in the TOTEM entity.

The international reporting of Orange Business Services (OBS), for scopes 1 and 2, is limited to 11 countries (or 84 sites) out of the 67 countries [11] in which it operates (Australia, Brazil, Switzerland, Egypt, Germany, India, Mauritius, Russia, Singapore, the United States and the United Kingdom). These countries represent 76% of OBS International’s workforce and 65% of the occupied floor space of its buildings (in m²).

As regards electricity consumption, OBS International’s reporting is based on 157 sites in 39 [12] countries where OBS is located. These countries represent 83% of the occupied floor space of its buildings (in m²) outside of France.

OBS’s international reporting for scope 3 corresponds to all countries in which OBS operates internationally,

The scope covered by the reporting is therefore specified below each of the scopes 1, 2 and 3 indicator tables.

Reporting methodology

The environmental reporting in this section is based on a non-financial information system.

Figures relating to the fourth quarter may be estimated in the event that the data is not available within the timeframe required for publication. The figures presented, mainly energy consumption and waste, correspond to those under Orange’s direct control, except for scope 3.

The changes in methodology that had a Group-level effect greater than or equal to 5% of the indicator, or a country-level effect greater than or equal to 20% of the indicator, and data updates following receipt of actual figures that had a material effect on the Group, are calculated on a comparable basis (pro forma). The data for the year (y - 1) adjusted in the report are thus indicated in the notes to each table.

To more closely match the financial reporting, the Group has changed the presentation of its reporting on energy consumption and scopes 1 and 2 emissions. Four major divisions are now presented: France, rest of Europe, Middle East & Africa (MEA), and other (consisting of OBS, TOTEM, Orange Marine and Orange Bank).

Environmental Management System

The "Group ISO 14001 certification rate" KPI is the ratio of electrical energy consumed by all scopes that are ISO 14001-certified over the total electrical energy consumed by the Group. For France, the proportion of certified electricity is measured relative to the workforce covered by ISO 14001 certification.

It is calculated across the scope of the entities or divisions consolidated by the Group.

Energy

The energy used by Data centers, buildings and stores is calculated using the online control tool that measures and controls in real time all of the buildings’ systems, including IT equipment, air conditioning, UPS (uninterruptible power supply), etc.

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Energy consumption is based on the invoices supplied by the energy supply companies. It may be estimated, in particular for the fourth quarter of the year, or obtained by the extrapolation of financial data to physical data.

The "fuel oil consumption (all buildings and all uses)" indicator combines the consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine diesel for Orange Marine’s fleet.

Technical sites not connected to the national grid are supplied by generators running on fuel oil. Until 2020, the coefficient for converting m³ of fuel oil into GWh, used for the ITN perimeter, came from the GHG Protocol. Since 2021, after technical analysis, the coefficient for converting m³ of fuel oil into GWh was revised in order to match the values measured and reported by Orange’s monitoring systems, or extrapolated from an average of all values measured when there are no monitoring systems.

Data on a comparable basis, including 2015 data, has been restated to account for this new methodology.

When network sharing with a third-party operator in which the technical environment is shared, only the electricity purchased by Orange for its own sites is recorded; this rule applies due to the fairly balanced nature of the sharing.

The Group’s renewable energy proportion takes into account the renewable energy proportion of each country according to the IEA (International Energy Agency) data in its updated version for 2022 in proportion to Orange’s consumption in each of these countries, restated for consumption of Orange’s own renewable energy (own production).

Scopes 1 and 2 assessment method

Scope 1 CO2 emissions are assessed by multiplying activity data (energy consumption) by a GHG Protocol emission factor for the year in question. These emission factors are subject to regular updates. The different types of energy considered in this scope are fuel oil, gas, coal, gasoline and diesel. Leakage of refrigerants (fluids used for air-conditioning) or from automatic fire suppression systems (fluids used to limit the impacts of a fire in strategic network rooms) is included in scope 1 when it is material and measurable (this is the case for Poland and Spain).

Emissions from consumption of domestic fuel oil and diesel have been valued using the emission factor for diesel. In 2022, the emission factor for gas was revised following an update to the data recommended by the GHG Protocol.

Scope 2 CO2 emissions consist of combustion emissions related to electricity consumption and district heating.

The emissions associated with scope 2 electricity consumption must be assessed, according to the GHG Protocol’s recommendations, using both the market-based and location-based methods. These two methods are described in the GHG Protocol’s documents at ghgprotocol.org.

The location-based method considers average emission factors for the electricity grids, which are national by default, from which electricity consumption occurs.

The method that companies present most frequently is the market-based method, because it allows them to zero out scope 2 emissions corresponding to electricity from renewable sources. Every year, Orange assesses its scope 2 emissions according to both methods and, like most companies, uses the market-based method for its communications.

For electricity from renewable sources:

−    under the market-based method, emissions corresponding to consumption of electricity from renewable sources are counted as zero;

−    under the location-based method, activity data are multiplied by an emission factor for the consumption stage only (excluding production of generator-type equipment and excluding energy transport) for the year and the country in question. These country mix emission factors are collected by the Group CSR Department from the International Energy Agency (IEA) and are updated regularly. For the 2022 emissions related to electricity consumption, the IEA emissions factors in their updated version from September 2022 were used for all countries. Emissions from previous years have not been restated for these new emissions factors.

For electricity from non-renewable sources:

−    under the market-based method, activity data are multiplied by emission factors for the consumption stage only (excluding production of generator-type equipment and excluding transport). To align with the GHG Protocol’s recommendations, the Group CSR Department and the countries must reconcile, for each emission factor, the data communicated by the countries’ electricity producers and the average emission factor communicated by the International Energy Agency (IEA) or by the Agency of Issuing Bodies (AIB) to determine which factor best represents the electricity supplied. When a reliable and audited emission factor is available for a specific power purchase agreement, it may be used according to the GHG Protocol’s recommendations;

−    under the location-based method, activity data are multiplied by an emission factor for combustion only, for the year and the country in question. These emission factors are collected by the Group CSR Department from the International Energy Agency (IEA) or the Agency of Issuing Bodies (AIB) and are updated regularly.

The location-based method considers average emission factors for the electricity grids, which are national by default, from which electricity consumption occurs.

The method that companies present most frequently is the market-based method, because it allows them to zero out scope 2 emissions corresponding to electricity from renewable sources. Every year, the Orange group assesses its scope 2 emissions according to both methods and, like most companies, uses the market-based method for its communications.

Electricity from renewable sources includes solar, wind, green hydrogen, hydropower, biomass and biofuel.

For the French scope, the energy consumption scope has been adjusted slightly to account for the materiality of some of the consumption: consumption related to district networks has been added; network fuel oil consumption and the emissions associated with refrigerants have been removed. The emission factors for the district energy networks in France are those provided by the French district heating and cooling system observatory (Observatoire des réseaux de chaleur et de froid).

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Scope 3 assessment method

Scope 3 emissions were assessed, for years 2018 to 2021, with assistance and methodological guidance from Carbone 4. The assessment is based, as much as possible, on physical activity data multiplied by emission factors (EFs) from life-cycle analyses, from databases, such as those developed by ADEME (the French Agency for Ecological Transition) or the International Energy Agency, or from extrapolations, or otherwise on monetary activity data from Orange’s purchasing/fixed assets databases, multiplied by ADEME’s monetary emission factors or, as much as possible, monetary emission factors specific to Orange’s suppliers developed from suppliers’ CDP reports.

The 2022 assessments were based on all 15 GHG Protocol categories, with the exception of categories 3.8, 3.10 and 3.12 to 3.15, for which the estimates were considered not material or because they are not applicable to the Group’s activity.

The activity data is preferably physical data. Monetary data was used when it was not possible to obtain reliable physical data. For 2021, the breakdown was about 45% physical data and 55% monetary data. The activity data was estimated for some countries and some scope 3 categories. This was the case for the following categories: building and vehicle fleet fixed assets, upstream and downstream transportation, employee commuting, and purchase and use of fixed CPE. The estimation methods are described in a comprehensive note on methodology.

Scope 3 emissions categories		GHG Protocol category considerations
Upstream	3.1 - Purchased goods and services

For purchases of services, emissions are calculated by multiplying annual expenditure for purchases of services classified according to the Group’s purchasing category framework by ADEME’s monetary emission factors (EFs) For purchases of customer equipment (fixed assets[13] or OPEX), emissions are calculated by multiplying the number of pieces of equipment purchased by Orange each year per country, type and model, with specific emission factors that account as much as possible for the new/refurbished distinction. Emission factors for manufacturing (for boxes, IoT and MBB) are based as much as possible on life-cycle analyses (LCAs). For Apple and Huawei smartphones, model-specific EFs are used. For other handsets, the EFs used come from Eco Rating. For now, EFs are not specific to whether or not the handsets have been refurbished. When physical data is not available, the monetary data in the Group Purchasing file is used (use of an Orange-specific monetary EF). When there is no Orange LCA for certain equipment, these Orange-specific EFs are averaged or extrapolated to cover as many situations as possible. As a last resort, Orange uses ADEME’s monetary EF (Services - Electrical and optical IT and office equipment) at 400 kgCO2e/€k.

3.2 - Capital goods

−    Network equipment: for France, the calculations are based on the number of pieces of equipment purchased each year by Orange, per type and model, with the new/refurbished distinction as well, with EFs coming as much as possible from the manufacturing phase in Orange’s LCA. For the rest of the world, as the physical data is not yet usable, Orange uses monetary data corresponding to expenditure per year, by country, by type and by model, while differentiating new equipment from refurbished equipment as much as possible, with monetary EFs specific to the Orange networks. The physical EFs used come from a variety of sources (PEP Ecopassport, Orange LCAs, Carbone 4 calculations, ADEME’s Carbon Database). Monetary EFs specific to the Orange networks were calculated by Carbone 4, based on the France network analyses.

−    Buildings (fixed assets or rentals): emissions are calculated by multiplying physical data (floor space occupied by Orange) per type of building (store, office, warehouse, parking lot, etc.), no matter if the buildings are rented or owned, by ADEME’s corresponding floor space EFs (in kgCO2e/m2 of net floor area). This value is then divided by 50 years, which is the period used for building depreciation in carbon accounting (consequently, buildings that are more than 50 years old are not counted in the carbon footprint calculation).

−    Vehicles: emissions are calculated by multiplying the number of vehicles used by Orange (vehicle fleet, whether owned or under long-term leases) per type (passenger car, light commercial vehicle, sedan, truck, van, etc.), by the corresponding EFs from ADEME’s Carbon Database or Carbone 4’s internal databases. This value is then divided by 10 years, which is the period used for vehicle depreciation in carbon accounting (consequently, vehicles that are more than 10 years old are not counted in the carbon footprint calculation).

3.3 - Fuel- and energy-related activities

Emissions are calculated by multiplying the amounts of energy purchased by Orange (coal, gas, fuel oil or renewable energy purchased or self-produced, in metric tons, liters, m3 or GWh, respectively) by the corresponding EFs (EFs for energy excluding combustion) from ADEME and Carbone 4 (IEA’s database). Two approaches are proposed for purchases of renewable electricity: i) market-based approach (the EF for the purchase of renewable energy is the wind EF and the EF for self-production is the photovoltaic EF) and ii) location-based approach (the EF for renewable energy corresponds to the EF for the country’s electricity mix).

Use of energy sold: emissions (due to combustion and upstream energy) are calculated by multiplying the amounts of energy sold by the Orange group (in metric tons, liters, m3 or GWh) by the corresponding EFs from ADEME and Carbone 4. The IEA’s emission factors will be used starting with the 2022 estimates, with the previous assessments adjusted retroactively (the Poland example)

3.4 - Upstream transportation and distribution

The data provided by Orange (O’GREEN program) are the metric tons transported upstream by receiving country and the corresponding emissions by method of transport. The data collected from certain carriers is incomplete and had to be extrapolated by Carbone 4: as a result, there is considerable uncertainty about this category (for example, for the 2020 reporting in France, 86% of the metric tons transported upstream were extrapolated). Carbone 4 did not use an EF to calculate this category.

	3.5 - Waste generated in operations	Emissions are calculated by multiplying the amount of waste (in metric tons or m3 by material) per country by the corresponding emission factors from ADEME, whether or not this waste is recovered.
	3.6 - Business travel	Emissions are calculated by multiplying the distances traveled, per by country and per mode of transport, by ADEME’s EFs per passenger-km, by mode of transport.
3.7 - Employee commuting

Emissions are calculated by multiplying the number of FTEs per country by an average EF for annual employee commuting based on data from the French national transport and travel survey (Enquête Nationale Transports et Déplacements (ENTD) conducted by INSEE, the French National Institute of Statistics and Economic Studies) and ADEME. For France, this calculation takes into account the share of employees who use public transport and bicycles as well as remote work days.

	3.8 - Upstream leased assets	Note: data incorporated into the assessment for category 3.2 as it is difficult to separate the data related to the buildings that Orange owns from the data related to the buildings that Orange leases
Downstream	3.9 - Downstream transportation and distribution	Emissions are calculated directly by the O’GREEN program in Europe. They include emissions related to carriers’ logistics warehouses.
	3.10 - Processing of sold products	Not applicable to Orange’s activities to date
3.11 - Use of sold products

Emissions are calculated by multiplying the number of pieces of equipment[14], per type of equipment (boxes, smartphones, feature phones, DECTs, B2B routers), by their specific annual electricity consumption, and by the EF for the average electricity mix of the country of use.

Note: consumption data for boxes and DECTs were provided by Orange. Mobile phone consumption data was found in the literature. EFs for electricity are, by default, the same as those used for scope 2 electricity (location-based method)

	3.12 - End-of-life treatment of sold products	Estimated emissions not material and not assessed
	3.13 - Downstream leased assets	Not applicable to Orange’s activities to date
	3.14 - Franchises	Not applicable to Orange’s activities to date
	3.15 - Investments	Optional category. Emissions not material and not assessed

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Circular economy indicators

Waste

Orange has adopted the definition of waste recovery in Directive 2008/98/EC: waste recovery is a set of processes whereby material or organic waste is transformed for a specific purpose. "Materials recovery" covers the reuse, reclamation and recycling of materials extracted from waste. The new materials generated are called "secondary raw materials" or "recycled raw materials." "Energy recovery" means using the calorific value of the waste by burning it and recovering this energy in the form of heat or electricity. "Recycling" is a method of waste recovery that aims to place some or all of the materials back into the manufacturing cycle for a similar or different product. Waste that is sent to landfill or incinerated without energy recovery is not considered recovered.

Orange considers waste to be recovered when it is entrusted to a service provider or a licensed external organization, with or without a financial transaction, that is able to provide all the documents needed to ensure its traceability, from recovery to processing, and prove the waste has been recovered.

In certain countries, the public authorities manage responsibility for waste processing and issue a waste recovery certificate. This is the case for Orange’s waste in Egypt and Romania, and for batteries in Jordan.

The 2022 reporting is based on the 2000/532/EC list framework.

The scope of Orange’s waste reporting was broadened in 2022 to include Belgium, Morocco, Jordan, Mali, Cameroon, Côte d’Ivoire (very partially), Egypt and Senegal. OBS, Orange Bank and Orange Marine have expanded the scope of their reporting. Totem France’s waste is included in Orange France’s reporting, unlike Totem Espagne’s waste, which is not included in the Group’s reporting. Orange Roumanie’s reporting includes the fixed telephony entity.

Some data remains partial or is estimated by extrapolating weights. This is the case for Mali, Cameroon, Jordan and Morocco, and for the Egyptian waste corresponding to network WEEE. The same is true, to a lesser extent, in Belgium and Romania.

For the MEA region, the waste reporting corresponds to outgoing equipment from the fixed asset portfolio (WEEE, accumulators, RAN-related equipment, customer equipment, etc.).

At end-2022, Orange had a comprehensive mapping of the waste identified by the subsidiaries. The coverage rate for each category of waste has been expressed as a percentage of the Group’s 2022 revenues. For the Africa & Middle East region, the regulatory framework and the immaturity of the local waste treatment providers impact the quality of the monitoring of waste and its treatment after removal.

The 2021 data could not be restated according to the 2022 reporting scope but has been reclassified according to the new framework. This leads to a new classification of WEEE: the historical "internal WEEE (network and services)" category becomes "network WEEE" to target only WEEE from the network activity and the "recovered customer WEEE" category becomes "household WEEE (employees, customers)" to match the categories defined by eco-organizations; it includes WEEE recovered from customers (mobile and fixed equipment (boxes, set-top boxes, etc.)) and employee WEEE (PCs, monitors, keyboards, mice, etc.). This classification had already been adopted in France, which accounted for the majority of the waste recovered in 2021. The 2021 data has been restated to include mobile handsets recovered.

Batteries < 3 kg are now counted only in "Other hazardous waste."

Mobile phones recovered

The calculation of mobile phones recovered takes into consideration five recovery streams: responsible citizen recovery, recovery of mobile phone waste in Africa, B2C redemption offers, Enterprise Buyback offers and after-sales service returns. The percentage is calculated by dividing the number of mobile handsets recovered by the number of new mobile handsets sold by Orange through controlled channels, over the same period.

The reporting scope for 2022 is specified below the indicator table.

Water

The main sources of water consumption in the Orange group are water fountains, restrooms, canteens and the Data centers’ and technical sites’ humidification systems. The company canteens are the exclusive responsibility of the Works Councils and are not included in the Orange group’s consolidation scope.

Following an assessment, the Group believes that the volumes involved are not significant enough to warrant setting up a restrictive and verifiable process of collecting and consolidating data on water consumption.

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4.3     The Group’s human capital

Employee information is mainly taken from the information system of the Orange group’s HR Department, which sorts information by gender and social-professional category. This data is complemented by data taken from the Group’s financial information system.

For the sixth year running, Orange received the "Top Employer Global" certification in February 2021. This label recognizes the best policies and practices in terms of human resources. Orange did not carry out the procedure for the 2022 label.

4.3.1      Employment

General changes in the number of Group employees

In 2022, the Orange group experienced several changes in terms of scope. The main changes occurred within the Orange Business Services division, with the acquisition of Exelus (14 permanent contracts) by the Enovacom subsidiary in France, and the integration of three Swiss companies - SCRT (66 permanent contracts), Telsys (36 permanent contracts) and Swiss Cyber SA (3 permanent contracts) - into the Orange Cyberdefense subsidiary internationally. Three companies left the Group during the year: NOWCP (-7 permanent contracts) and ID2S (-8 permanent contracts) in France in the Corporate Division, and Business & Decision CIS LLC Russia internationally (OBS division: -54 permanent contracts). The Group also underwent some internal changes, with the integration of Business & Decision France and Business & Decision Eolas Interactive France into Orange Business Services SA, and of TP Teltech into Orange Poland.

At the end of 2022, the Group had 136,430 active employees, of whom 133,856 were on permanent contracts and 2,574 on fixed-term contracts. The number of permanent contracts was down 2.2% (i.e. -3,018) on a comparable basis, with fixed-term contracts down 7% (i.e. -193). These trends vary depending on the different scopes.

They were driven mainly by France, where the Group had 74,905 employees (i.e. 54.8% of the Group’s workforce) at the end of December: 73,824 on permanent contracts and 1,081 on fixed-term contracts. The decline in the active workforce (-4.5%) was driven solely by permanent contracts, which fell by 3,553 (-4.6%), while fixed-term contracts increased by 2.2% (i.e. +23) over the period. The decrease was attributable to Orange SA (-3,953 permanent contracts, i.e. -6.0%), with the permanent contracts of the French subsidiaries increasing by 3.5% (+394).

At end-2022, 60,032 employees on permanent contracts worked outside of France; their numbers rose by a slight 0.7% (i.e. +442 permanent contracts) on a comparable basis. Despite overall stability in employment numbers at the international level, there were a number of regional or sectorial changes year-on-year:

−    growth in the permanent workforce (on a comparable basis) within:

-     OBS International (+748 permanent contracts, i.e. +4.8%), in emerging markets (Egypt, India, Morocco and Mauritius) within Equant, as well as in Orange Cyberdefense’s Scandinavian companies,

-     Orange Innovation (+195 permanent contracts, i.e. +10.2%), mainly in Morocco,

-     the Africa & Middle East division (+194 permanent contracts, i.e. +1.4%);

−    conversely, there was a decrease in the Europe division (-707 permanent contracts, i.e. -2.5% on a comparable basis), driven by the workforce reduction at Orange Poland (-582 permanent contracts, i.e. -5.7%).

Number of employees - active employees at end of period	2022	2021	2021 (comparable basis)	2020
Orange SA	62,765	66,599	66,475	71,297
French subsidiaries	12,140	11,836	11,862	11,125
Total France (1)	74,905	78,435	78,337	82,422
International subsidiaries (1)	61,525	61,263	61,303	59,728
Group total	✔✔ 136,430	139,698	139,640	142,150

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

✔✔ Item reviewed by KPMG: reasonable assurance.

In terms of average full-time equivalent employees (FTEs) (monthly average over the year), the Group’s internal workforce included 130,307 FTEs at the end of 2022. This represents a decrease of 3,980 FTEs (-3.0%) on a comparable basis, a trend mainly driven by France (Orange SA).

At the end of 2022, the Group had 2,574 employees on fixed-term contracts, nearly 58% of whom were outside France. Between 2022 and 2021 on a comparable basis, this headcount was down by 7% (i.e. -193 fixed-term contracts), a trend driven by countries outside France (-221 employees, i.e. -12.9%).

Employees by contract type	2022	2021	2021 (comparable basis)	2020
Permanent contracts	133,856	136,928	136,874	139,269
Fixed-term contracts	2,574	2,770	2,767	2,881
Group total	✔✔ 136,430	139,698	139,640	142,150

✔✔ Item reviewed by KPMG: reasonable assurance.

This additional workforce, which represented 1.9% of the workforce at the end of 2022 (-0.1 point compared with 2021), is marginal. At the end of 2022, 44% of employees on fixed-term contracts were working in customer-facing activities (primarily sales and services for B2C customers). The innovation and technology businesses (information systems and networks) are their second business segment (26%).

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Employees by business	2022	2021	2020
Support	19.9%	19.7%	19.5%
Customer	31.8%	31.8%	32.8%
Support functions	11.0%	11.1%	11.1%
Innovation and technology	35.4%	35.0%	33.3%
Other	1.9%	2.4%	3.3%
Group total (1)	100.0%	100.0%	100.0%

(1)   the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

New business guidelines were implemented in France in 2019, and internationally in 2020. These new guidelines include a business category named "Support." It includes the management, project management and process management businesses. The "Innovation and Technology" category includes, inter alia, businesses relating to network roll-out and operation.

Employees by gender	2022	2021	2020
Women	✔✔ 36.1%	35.9%	36.0%
Men	✔✔ 63.9%	64.1%	64.0%
Group total (1)	100.0%	100.0%	100.0%

✔✔ Item reviewed by KPMG: reasonable assurance.

(1)   the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

The percentage of women in the active workforce at the Group level was 36.1% in 2022. The change versus 2021 can be attributed to both the increase in the proportion of women in external hires (37.0% in 2022 versus 32.5% in 2021) and the larger proportion of men in leaving the Group (65%).

Employees by age	2022	2021	2020
Under 30	✔✔ 12.5%	12.4%	13.0%
Between 30 and 50	✔✔ 55.3%	56.0%	55.8%
Over 50	✔✔ 32.2%	31.6%	31.2%
Group total (1)	100.0%	100%	100%

✔✔ Item reviewed by KPMG: reasonable assurance.

(1)   the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

The average age of employees with permanent contracts was 44.1 for all of the Group’s permanent contracts (43.1 in 2021), with a difference between France (47.3, stable compared with 2021) and the rest of the world (40.1, +0.5 versus 2021).

Employees by geographical region (1)	2022	2021	2020
France	✔✔ 54.8%	56.0%	57.9%
Spain	✔✔ 4.0%	4.1%	4.3%
Poland	✔✔ 7.2%	7.5%	8.0%
other European countries	✔✔ 12.5%	12.2%	9.6%
Africa	✔✔ 14.9%	13.8%	13.3%
Asia-Pacific	✔✔ 4.8%	4.6%	4.5%
North and South America	✔✔ 1.8%	1.8%	2.4%
Group total (2)	100.0%	100.0%	100.0%

✔✔ Item reviewed by KPMG: reasonable assurance.

(1)   the Group reporting scope comprises all entities consolidated in the Group’s financial statements.

Recruitments and departures

The number of permanent external recruitments by the Group in 2022 was 11,935, up 29.7% compared with 2021.

Change in workforce between 2021 and 2022 (Permanent contracts - workforce at end of period)	Comparable basis Dec-2021	External recruitments	Definitive departures	Balance of movements	Dec-2022
Orange SA	65,862	667	-4,721	220	62,028
French subsidiaries	11,422	1,838	-1,298	-166	11,796
Total France (1)	77,284	2,505	-6,019	54	73,824
International subsidiaries (1)	59,590	9,430	-8,917	-71	60,032
Group total	136,874	11,935	-14,936	-17	133,856

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

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Number of permanent external recruitments	2022	2021	2020
Orange SA	667	499	779
French subsidiaries	1,838	1,696	1,242
Total France (1)	2,505	2,195	2,021
International subsidiaries (1)	9,430	7,005	6,133
Group total	✔✔ 11,935	9,200	8,154

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

✔✔ Item reviewed by KPMG: reasonable assurance.

Nearly 2,500 people were recruited in France (up 14.1% compared with 2021). Anticipating the impact of retirements, these recruitments will also support the Group’s transformation and strengthen the acquisition of new skills, by creating a change the generations of employees (more than half of the employees recruited are under 30). As was the case in 2021, over 80% of new recruitments are in the "Innovation and Technology" and "Customer" businesses. These new arrivals, more than 56% of whom are based in the growing French subsidiaries of the OBS division (OBS SA, Orange Cyberdefense and Business & Decision), continue to develop their expertise, particularly in software production design, data analysis, consulting, information systems integration, or cybersecurity.

In the rest of the world, recruitments totaled 9,430, with more than 83% in the Innovation and Technology and Customer businesses. The increase compared with 2021 (+2,426, i.e. +34.6%) was driven by the following divisions:

−    in the OBS division (39% of the change), the increase in recruitments can be attributed mostly to Equant (in India, Madagascar and Mauritius);

−    in the Europe division (29% of the change), recruitments increased across all segments: Orange Poland (+36%), Orange Spain (+34%) and "Central Europe" (Romania and Moldova, +32%);

−    in the MEA division (20% of the change), with most recruitments taking place in Egypt, Jordan, Morocco and Madagascar.

A total of 14,936 permanent employees left the Group in 2022, a 1.8% increase (i.e. +258) compared with 2021. This change was driven by countries outside France, as departures were stable in France.

No. of definitive departures of permanent employees at end of period	Definitive departures	o/w Retirements	Turnover rate	Turnover rate excluding retirements
Orange SA	-4,721	-3,760	7.2%	1.5%
French subsidiaries	-1,298	-72	11.4%	10.8%
Total France (1)	-6,019	-3,832	7.8%	2.8%
International subsidiaries (1)	-8,917	-267	15.0%	14.5%
Group total	-14,936	-4,099	10.9%	7.9%

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

(2)   Turnover rate: (definitive departures (retirements or other))/Permanent contracts in prior year.

In many geographies, economic activity started to grow again, and with it the interests of digital services and telecommunication companies in profiles with a predominantly technological skill set. The extremely fierce competition that ensued explains the increased number of resignations, which accounted for 53% of definitive departures in 2022. This trend was more pronounced internationally (14.5% turnover rate excluding retirements in 2022) than in France (2.8% turnover rate excluding retirements).

In France, the 6,019 departures in 2022 were stable compared with 2021 (+9) and were characterized by a reduction in the number of retirements at Orange SA (-656, i.e. -15%) and an increase in the number of resignations (+466, i.e. +57%). Nearly 80% of these resignations were in the "Innovation and Technology" and "Customer" businesses, mainly in the subsidiaries of the OBS division with hard-to-fill positions (software design, data experts, etc.) in the job market. Given these specificities, turnover rates excluding retirements differ between Orange SA (1.5% in 2022) and the French subsidiaries (10.8%).

Internationally, however, the number of departures increased by almost 3%, i.e. 249 more departures than in 2021. This trend was driven mainly by resignations (+1,010, i.e. +18%), which represented 75% of definitive departures and accounted for 80% of the total increase. Resignations rose across all divisions, on increasingly tight labor markets.

Number of permanent employee resignations	2022	2021	2020
Orange SA	338	211	198
French subsidiaries	943	604	478
Total France (1)	1,281	815	676
International subsidiaries (1)	6,699	5,689	3,406
Group total	7,980	6,504	4,082

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

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Number of permanent employee dismissals	2022	2021	2020
Orange SA	63	39	33
French subsidiaries	62	58	44
Total France (1)	125	97	77
International subsidiaries (1)	670	949	778
Group total	795	1,046	855

(1)   Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

Professional integration of young people in France

In the first year of the new intergenerational agreement running through 2024 and signed with the trade unions on December 17, 2021, the Group welcomed 2,701 new work-study participants and 2,064 interns in France in 2022. In addition, there were 4,109 students on work-study contracts in France at December 31, above the minimum commitment of 3,500. This brings the professional integration rate to 5.6% of permanent contracts at the same date. The professional integration rate of young people in France therefore exceeds Orange’s commitments to the trade unions and its legal obligations (5%).

Keen to capitalize on their initial professional experience and the skills acquired, the Group continues to favor these young interns or work-study students in external recruitments for permanent contracts in the professions needed for the Group’s future in France. In 2022, nearly 650 of these individuals (representing more than 25% of permanent-contract recruitments in France during the year) benefited from this program.

Professional integration - Group in France (1)	2022 (4)	2021	2020
Number of new students accepted for internships during the year (2)	2,064	2,129	1,697
Number of work-study contracts signed during the year (3)	2,701	3,124	3,299

(1)   Orange SA and its subsidiaries with employees in France.

(2)   Concerns students who signed their internship agreement during the year.

(3)   Apprenticeship and vocational training contracts.

4.3.2      External workforce in France

Temporary staffing

Temporary labor is mainly used to cope with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

It is presented in full-time equivalents (FTEs) and as a monthly average over the year. In 2022, as in the previous year, it mainly concerned the sales and marketing area and especially sales activities to B2C customers (65%), and to a lesser extent enterprise sales and services. Less significant in network activities, the use of temporary labor represents a small volume in information systems activities. Temporary staffing saw an increase of 25.2% compared to 2021, which was a return to p-public health crisis levels. This increase was driven mainly by B2C Customer Relations.

The Group recommends using temporary employees rather than employees on fixed-term contracts for assignments of less than two months. External labor represented 0.8% of the Group’s total workforce in France in 2022.

Temporary employees - Group France (1)	2022 (3)	2021	2020
Amount of payments made to external companies for employee placement (in millions of euros)	37.8	30.1	25.2
Monthly average number of temporary workers (2)	791	632	542

(1)   Scope of financial consolidation: excludes companies with employees in France whose revenues are consolidated under the "international" scope.

(2)   Calculation of temporary employee expenses recorded in the Group France results.

(3)   The 2022 figures are provisional.

Subcontracting

The use of employees belonging to external companies takes the form of service contracts. In France, they are mainly used in the field of networks, in the areas of technical intervention (on the networks and on the customer’s premises), research, engineering and architecture, as well as in B2B and B2C Customer Relations and customer service. They are also used in the field of information systems on design, development and integration activities.

The use of subcontracting concerned 29,065 full-time equivalent employees (monthly average over the year) at end-December 2022, compared with 32,221 FTEs in 2021, a decrease of 9.8% (-3,157 FTEs). This external labor represented 29.2% of the total Group workforce in France (Orange SA and Group subsidiaries operating in France). The reduction recorded mainly relates to the construction of the very high-speed broadband network, with certain regions seeing the completion of their roll-out program in 2022.

Subcontracting - Group France (1)	2022	2021	2020
Amount of subcontracting (in millions of euros)	2,008.4	3,030.5	2,820.9
Full-time equivalent workforce (monthly average) (2)	29,065	32,221	35,721

(1)   Scope of financial consolidation: excludes companies with employees in France whose revenues are consolidated under the "international" scope.

(2)   Calculation based on the subcontracting expenses recorded in the statutory financial statements of the companies in the Group France scope.

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4.3.3      Training

Training access rate, training hours and learners’ satisfaction level

Training access rate	2022 (1)	2021 (2)	2020 (2)
Group total	✔ 91%	92%	85%
o/w Orange SA	96%	92%	90%

(1)   The Orange group data communicated for the 2022 fiscal year covers 95% of the Group’s consolidated workforce.

(2)   The Orange group data communicated for fiscal years 2020 and 2021 covers 81% of the Group’s consolidated workforce.

✔ Item reviewed by KPMG: limited assurance.

Number of training hours per employee	2022 (1)	2021 (2)	2020 (2)
Group total	20.7	22.9	17.7
o/w Orange SA	25.3	25.5	19.0

(1)   The Orange group data communicated for the 2022 fiscal year covers 95% of the Group’s consolidated workforce.

(2)   The Orange group data communicated for fiscal years 2020 and 2021 cover 81% of the Group’s consolidated workforce.

In 2022, the rate of access to training was 91%, stable compared to 2021. This high rate can be attributed specifically to the increasingly frequent use of the Orange Learning web interface currently accessible in 143 Group companies.

Orange continues to ensure equal access to training for its employees. Thus, in France (UES Orange, i.e., 50% of the Group’s workforce), the rate of access to training for employees over 45 years of age will be 96% in 2022.

40% of the skills development actions provided in 2022 were carried out in face-to-face mode and 60% were in remote mode, particularly through virtual classes or e-learning. This breakdown was relatively unchanged from the previous year.

The Net Promoter Score (NPS), which measures the level of satisfaction of learners, continued to rise in 2022 and reached 61 (+3 pts from 2021).

Training content

In 2022, the acculturation and awareness-raising actions continued for Group employees in relation to Orange’s CSR, data and cybersecurity challenges (with, in particular, the Orange Campus’ launch of new podcasts on cyberthreats).

In Africa & Middle East, 2022 was a year marked by the launch of the Orange Digital Institute by Orange Campus, established to support employees in the digital transformation of their jobs (in 2022, 37% of employees in the area obtained the Digital First badge and 34% received the Data IA Starter badge).

Orange Campus and the Group’s Business Schools have rolled out certification or diploma programs to allow employees to switch to a new profession (reskilling course) or to gain expert knowledge (upskilling course), particularly in the areas of data, cybersecurity or network virtualization. For example, a new Cybersecurity Executive Master’s program, co-designed by Orange Campus and the Institut Polytechnique de Paris, was launched at the end of 2022.

At the same time, training programs were held in several countries (in particular in France, at Orange Business Services, and in Spain, Romania and Morocco) to support and develop the use of new collaborative tools (such as the Orange Collaborative solution) and thus allow Group employees to cooperate in a simpler, more fluid, and more responsible way and to adapt to new ways of working and specifically to the hybridization of work. In France (UES Orange, i.e., 50% of the Group’s workforce), soft skills training represented 21% of training hours.

To ensure the quality of the services provided by its subcontractors, in 2022 Orange also continued and amplified its skill building actions for employees in charge of guiding, monitoring and measuring the service quality of its subcontractors through a series of training sessions dedicated to safety and environment verification (Vérification Qualité Sécurité Environnement or VQSE).

Lastly, in France, the Orange CFA (Centre de Formation des Apprentis - Apprentice Training Center), created in 2020, launched its third cohort of students on work-study contracts in September 2022 across four career paths: Data Analyst, Cybersecurity Engineer, Customer Service Representative, and Field Service Representative. Qualiopi-certified [15] since November 2021, the Orange CFA already has 177 students (including 31% women) on work-study contracts training for digital careers.

4.3.4      Compensation

Compensation and recognition are mainly based on:

−    the basic salary corresponding to the level of responsibility and skills of each employee;

−    variable bonuses or exceptional bonuses rewarding performance. Managers receive individual variable compensation based on the achievement of the Group’s collective results and their personal goals; employees working mainly in sales may receive a specific variable portion based on both individual and collective qualitative and quantitative indicators; non-managers may receive an exceptional bonus recognizing exceptional actions, achievements and behaviors that go beyond their expected contribution;

−    collective compensation, such as incentive or profit-sharing schemes in France;

−    the allocation of shares to certain managers under long-term incentive plans;

−    benefits programs, covering health, death and disability insurance, savings and retirement, in addition to non-monetary items, which are socially responsible solutions that also develop a sense of belonging to the company. Employee shareholding programs also contribute to this aim, while increasing the employees’ share in the Group’s capital (see Section 6.2.1 Distribution of capital and voting rights).

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The compensation policy of the Group’s entities is managed in close collaboration with the Finance Department. It takes into account the local situation, in particular through legal obligations, the macroeconomic environment, the rate of voluntary departures (turnover) and compensation policies observed in the market.

In France, the studies carried out by the Observatoire interne des rémunérations (Internal Compensation Observatory) ensure the overall consistency of the compensation policies implemented by Group companies. They also ensure that our compensation practices are in line with those of the market.

Compensation - Orange SA (1)	2022	2021	2020
Gross average monthly compensation (in euros)	4,861	4,512	4,408
Men	4,772	4,616	4,522
Women	4,527	4,336	4,215

(1)   This indicator takes into account all components of compensation: gross index-linked salary or basic salary, additional salary, monetary benefits, variable compensation (commercial, management, sales), job-related bonuses and allowances (working hours, arduous work, mobility), assignment-related bonuses and allowances, and family situation-related bonuses and allowances.

The average compensation at Orange SA increased by 3.7% in 2022, of which 3.4% for men and 4.4% for women.

Incentives and profit-sharing

Incentives

In France, incentive agreements are signed in each company (20 companies in the Group in France had an incentive agreement in 2022). They collectively give employees a stake in the company’s results. These agreements are mainly based on a financial indicator and operating priorities, including customer service quality. When targets are achieved, the amount of payroll paid out as the incentive bonus is usually around 4%.

Under the agreement at Orange SA for 2021 to 2023, the incentive bonus is based primarily on the achievement of an operating performance indicator (growth in revenues, control of operating expenses and optimization of investments in all markets), with a weighting of 60%. This indicator is supplemented by an indicator relating to customer service quality, with a weighting of 30% (measuring customer satisfaction across all universes and markets), plus a Corporate Social Responsibility indicator relating to the reduction of CO2 emissions generated by the activity, which accounts for 10%.

For 2021, incentives representing 4.42% of payroll were paid in May 2022 at Orange SA plus an incentive bonus in June, bringing the incentives to 4.71% of payroll, including the bonus. For an average annual gross compensation of 50,000 euros, the individual incentive bonus was 2,518 euros.

For 2022, a provision for exceeding the operating performance, service quality and CO2 emissions reduction targets was recognized at December 31, 2022.

(in millions of euros)	2022	2021	2020
Orange SA incentives	172 (1)	166	196
Additional Orange SA incentives		11

(1)   Amount provisioned at December 31, 2022.

Profit-sharing

A profit-sharing agreement was signed with the trade unions in France in June 2013, replacing the previous agreement. This agreement applies to the employees of Orange SA and its majority-owned French subsidiaries that are parties to the agreement.

Using a dispensatory calculation formula, the special profit-sharing reserve of each company is equal to 4% of its operating income (loss) (French standard), and the Group’s profit-sharing amounts to the sum of the positive special profit-sharing reserves of the companies that are parties to the agreement.

The special profit-sharing reserve of the Group is distributed among all beneficiaries, 20% based on their length of service and 80% in proportion to their gross annual compensation. Employees may choose whether their individual amounts are paid to them directly or deposited in the Group savings plans.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement in France.

(in millions of euros)	2022	2021	2020
Special profit-sharing reserve of the Group	127 (1)	122 (2)	114

(1)   Amount provisioned at December 31, 2022; including 122 million euros provisioned in the Orange SA financial statements.

(2)   Updated 2021 amount.

Long-term incentive plan (LTIP) 2022-2024

On May 19, 2022, the Board of Directors approved the implementation of a conditional long-term incentive plan (LTIP) for approximately 1,300 senior managers, covering 1.835 million units delivered in the form of shares (see Note 6.3 Share-based compensation to the Consolidated Financial Statements).

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4.3.5      Work organization

Working hours organization

Number of part-time employees by proportion of working time	2022	2021	2020
Less than 30%	3,627	3,747	5,545
30% to 49%	114	118	123
50% to 59%	4,422	2,666	2,165
60% to 69%	269	306	334
70% to 79%	1,627	1,588	2,026
80% to 89%	3,456	4,463	4,888
90% to 99%	1,678	1,878	1,931
Group total	15,193	14,766	17,012

At the end of 2022, the number of part-time employees in the Orange group was 15,193, i.e., 11.1% of the Group’s active workforce, an increase of 427 employees, i.e., +2.9% compared to the end of 2021, an increase driven solely by France.

As in previous years, in 2022 France continued to host the majority (80%) of part-time employees. Over 65% of these employees benefit from one of the schemes resulting from the agreements for seniors and late-career development, with the great majority opting for the French "part-time for seniors" plan.

The new intergenerational agreement signed with the trade unions on December 17, 2021 again included a selection of measures for employees in the later stages of their career, known as "TPS 2022" in reference to the year in which they should join the scheme. Accessible to employees taking retirement up to January 1, 2028, it provides a period of "free time" before their official retirement, which can last up to four years, depending on the employee’s situation. The employee remains part of the active workforce during this period. The below 30% category relates to this phase of the program.

The change in the 50 to 59% category, which grew +66% in 2022, can be attributed to the volume of new entries into the part-time for seniors plan, which was higher in 2022 compared to 2021.

Teleworking

Since the agreement of June 22, 2009, teleworking has been one of the methods of work organization within the Group in France. Consolidated by new agreements and amendments (in 2013 and 2017), its practice has been developed and extended to all levels of the organization.

Orange has a very comprehensive agreement and significant experience with 43,677 employees teleworking at the end of 2022, i.e., more than 60% of the Group’s workforce in France. 40,040 employees regularly telework and 3,637 have teleworked occasionally, as provided for in the agreement. Regular teleworking, which represents more than 56% of teleworkers, is taking hold in all organizations with an average monthly rate of 9 days. One out of two managers now also adopts the hybrid working method (face-to-face/remote mix) which is a real opportunity to modernize the Group and make it more attractive, provided that the right balance is maintained.

In the Group’s international scope, teleworking was practiced by more than 33% of the workforce in 2022.

4.3.6      Social dialog

Organization of social dialog

Worldwide

The Worldwide Works Council (Comité Groupe Monde - CGM) was created in 2010 to provide a common platform for social dialog at the Group level. It comprises 32 members representing 23 countries across the world, each with more than 400 employees. The Worldwide Works Council met once in 2022. It should be noted that the meeting was held face-to-face, after two years of meetings taking place remotely due to the Covid-19 pandemic and related travel restrictions. The Worldwide Works Council addresses economic, financial and employee-related matters of a global or transnational nature, such as the Group’s general business and its probable developments, its financial position, its Corporate Social Responsibility, and its industrial, commercial and innovation strategy.

The employee representatives are either trade union representatives appointed by their trade union to sit on the committee, representatives appointed by elected forums of employees, or employee representatives appointed by a democratic process according to locally defined rules.

In Europe

The European Works Council comprises 24 employee representatives from 18 countries. It met nine times in 2022. The large number of meetings was due to the increase in the number of projects falling within the scope of the Committee. The matters presented relate to the company’s economic and financial position, employment trends, and changes in the activities and structure of the Group. These include, for example, the project to combine the activities of Orange and MásMóvil in Spain, the acquisition of companies operating in the field of cybersecurity by Orange Cyberdéfense Holding, the development of the European network - with the European Network Optimization project relating to the monitoring and maintenance of core mobile networks in seven European countries: Belgium, Spain, Luxembourg, Moldova, Poland, Romania, Slovakia - and the planned evolution of OBS International.

In France

In 2022, the Corporate Social and Economic Committee (CSEC) of UES Orange met 25 times, mainly for recurring information-consultation meetings (strategy, the company’s economic and financial position, social policy, employment and working conditions), for discussions on health and safety, and for ad hoc information-consultation meetings, mainly concerning changes in the activities and structure of the Group (e.g., change in the Finance and Performance organizational model, shift from the retail store model to retail branches, creation of a 50/50 joint venture between Orange and MásMóvil with the aim of combining their activities in Spain).

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The French Works Council is the collective body covering all the Group subsidiaries in France. It met five times during the 2022 fiscal year, dealing with information relating to the Group’s financial position, business and employment trends.

Collective bargaining outcomes in France

In 2022, social negotiations in France focused on the following themes:

−    employee profit-sharing in the company’s results with the amendment to the Orange SA incentive agreement, the purpose of which is to set indicators and objectives for 2022. The financial results of Orange SA also made it possible to negotiate and sign an agreement relating to the distribution of an incentive bonus decided by the company in respect of Orange SA’s fiscal year 2021 results. The social dialog on employee profit-sharing continued around the provisions of the law of August 16, 2022 on emergency measures to protect purchasing power. Thus, negotiations focused on the allocation of an exceptional Value Sharing Bonus to Orange SA, as provided under Article 1 of that law. The social dialog also focused on the implementation of Article 5 of that same law, allowing the release of sums allocated in the form of profit-sharing and/or incentive schemes and invested in Group employee savings plans. With respect to the sums from profit-sharing, the negotiation resulted in the signing of an amendment to the agreement relating to the Orange group profit-sharing in France. The implementation of these provisions of the law in question also led to a modification of the regulations of the Orange Group Savings Plan in France; this modification was the subject of an information-consultation meeting within the Corporate Social and Economic Committee (CSEC) of UES Orange;

−    employee savings plans within the Orange group in France: the trade unions and management wanted to take advantage of the framework of the law of May 22, 2019 on the growth and transformation of companies (the PACTE Act) to modernize the Orange savings plans in France. Accordingly, the PERCO retirement savings plan was amended to become a PER COL (Collective retirement savings plan), allowing newly created subsidiaries to join and offering savers new options (e.g., tax-deferred voluntary contributions, option to transfer one’s retirement savings in relation to work or life events). Similarly, the options to transfer days from a time savings account into the PER COL have been increased and the conditions for matching the sums invested from profit-sharing and incentives have been harmonized;

−    the health insurance system set up within the Orange group in France: in the context of increasing frequency and average cost of medical procedures, negotiations focused on an increase in contributions to the "reimbursement of health expenses" plan in order to rebalance it and to make employee coverage permanent;

−    internal mobility at the initiative of employees within the Orange group in France: this negotiation allowed exchanges around the means to develop mobility at the initiative of employees and career paths (simpler hiring process, diversification of occupational outlooks, personalized support and training). As a result, a formal decision statement was issued containing provisions implemented on a trial basis;

−    lastly, the year 2022 saw the start of negotiations in connection with preparation from the elections of the Social and Economic Committees (CSEC) within the scope of UES Orange, which are expected to be held at the end of 2023. An initial agreement has been signed relating to the scope of UES Orange.

4.3.7      Health and safety

Quality of life at work

The Orange group is committed to making its health, safety and quality of life at work policy a cornerstone of its CSR policy. It is based on the global health and safety agreement and the laws and regulations in force in each country. It also meets the requirements of the French law on the duty of vigilance of March 27, 2017. Details of the Group’s commitments can be found in Section 2.2.3.2.2.2 Prevent risks of harm to human health and personal safety in a context of the Group’s profound transformation and adaptation.

In 2022, the challenges of the Quality of Life at Work (QLW) roadmap, developed jointly with the QLW Department and the divisions and taking into account feedback from the field, particularly included:

−    driving QLW developments in terms of policy, governance, organization;

−    providing common benchmarks in terms of QLW, in particular for the responsible support process in transformation projects.

One of the 2022 objectives was also to strengthen support for transformations by focusing actions on the assessment of workload and psychosocial risks (PSR) and allowing managers to better understand the issue of workload.

Always committed to facilitating employee experience, including in the QLW field, actions have been taken in particular to optimize the handling of complex situations.

Lastly, the impetus for a new dynamic of social dialog in the field of QLW has been reinforced, in particular with the intention of jointly addressing the results and action plans from the national three-year survey on working conditions and stress, and to support QLW projects as part of workshops set up in the Occupational Health and Safety Commissions of the Central Social and Economic Committee.

2022 was also the year that changes were implemented in the 2021 Health Law, aimed at strengthening prevention in occupational healthcare.

Orange encourages its employees to be physically active and play sports, mainly by having the Works Councils in France cover a portion of the cost of sport association memberships, and by holding events that bring the Group’s employees together, such as the Armor Cup, an official race of Fédération Française de Voile (the French Sailing Federation). More than 350 Orange sailors participated in the 23rd race held in 2022.

All of the Group’s employees are invited to express their views on their experience at work in an annual survey. This survey measures their perception of the quality of life at work and employee support for the implementation of the strategic plan.

With 74,500 employees surveyed, the results of the 2022 survey are a testament to the commitment of Orange’s employees around the world: 85% said they were proud to work at Orange, 77% recommended Orange as a great place to work, and 86% recommended Orange products and services. The perception of well-being at work differs from one region to another, with 75% positive opinions internationally compared to 58% in France.

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Group health, safety and quality of life at work dashboard

Pursuant to the Orange group global health and safety agreement and in line with the roll-out of the Group Vigilance Plan:

−    all the Group’s companies have social dialog bodies dedicated to employee health, safety and working conditions; and

−    all the Group’s employees have health insurance;

−    nearly 75% of the Group’s workforce is covered by an occupational health and safety policy letter specific to their entity, which testifies to the strong involvement of local executive teams;

−    each entity must have an occupational health and safety management system (OHSMS) in place based on international standard ISO 45001. In 2022, the Group had nearly 27 certified entities, covering nearly 32% of the Group’s total workforce excluding Orange SA. The remaining entities are nevertheless regularly audited. A support program for non-certified OHSMS has been offered to more than twenty entities present internationally, in order to enable them to subsequently become ISO 45001 certifiable. Training for managers and information sessions for pilot partners (a member of management and the entity’s OH&S officer) are regularly rolled out in France. Internationally, a similar process also began in January 2020 in several entities of the MEA division.

Number of occupational accidents with lost time (1)	2022 (2)	2021 (3)	2020
Group total	539	542	496
o/w Orange SA	357	374	369

(1)   Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The number given for Group total includes the consolidation of the fixed telephony subsidiary in Romania and covers 97.5% of the consolidated Group workforce. The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It will be updated to the final number (related to subsequent recognitions) in next year’s document.

(3)   The 2021 results have been updated with the final number for the Orange SA scope.

Number of fatal occupational accidents	2022 (1)	2021 (2)	2020 (2)
Group total	4	3	0
o/w Orange SA	3	1	0

(1)   The number given for Group total includes the consolidation of the fixed telephony subsidiary in Romania and covers 97.5% of the consolidated Group workforce.

(2)   The 2021 and 2020 figures have been updated with final figures for the Orange SA scope.

Frequency rate of occupational accidents (1)	2022 (2)	2021 (3)	2020
Group total	✔ 2.28	2.21	2.13
o/w Orange SA	3.63	3.22	3.40

(1)   The frequency rate of occupational accidents relates to the number of occupational accidents with lost time per million theoretical hours worked. Theoretical hours worked are calculated based on the number of annual theoretical working days in each country where the Group operates (as reported by the subsidiaries). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It will be updated to the final number (related to subsequent recognitions) in next year’s document.

(3)   The 2021 results have been updated with the final number for the Orange SA scope.

✔ Item reviewed by KPMG: limited assurance.

Severity rate of occupational accidents (1)	2022 (2)	2021 (3)	2020
Group total	✔ 0.14	0.13	0.14
o/w Orange SA	0.28	0.23	0.24

(1)   The severity rate of occupational accidents relates to the number of days lost for occupational accidents per thousand theoretical hours worked. Theoretical hours worked are calculated based on the number of annual theoretical working days in each country where the Group operates (as reported by the subsidiaries). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2)   The number given for Group total includes the consolidation of the fixed telephony subsidiary in Romania and covers 97.5% of the consolidated Group workforce. The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It will be updated to the final number (related to subsequent recognitions) in next year’s document.

(3)   The 2021 results have been updated with the final number for the Orange SA scope.

✔ Item reviewed by KPMG: limited assurance.

Although higher in 2021 than in 2020, the number of occupational accidents with lost time within the Group scope remained at a level well below what was observed before the Covid crisis (695 accidents in 2019), probably due to greater use of telework since 2020. The same holds true for the frequency rate of occupational accidents within the Group scope, which was 3.62 in 2019, and for that of Orange SA (4.62 in 2019).

The severity rate of occupational accidents was relatively stable over time: the rate in 2019 was of the same order of magnitude (0.18 for the Group, 0.26 for Orange SA).

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Absenteeism

Number of days of employee absence due to illness (1)	2022 (2)	2021 (3)	2020
Group total	1,123,323	1,094,246	1,173,707
o/w Orange SA	647,733	622,707	686,331

(1)   The definition covers employees on permanent contracts and employees on fixed-term contracts. Employees on work-study contracts have been included in the scope since 2020.

(2)   The number given for Group total includes the consolidation of the fixed telephony subsidiary in Romania and covers 97.5% of the consolidated Group workforce. The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document.

(3)   The 2021 results have been updated with the final number for the Orange SA scope.

Number of employee days of absence due to occupational accidents (1)	2022 (2)	2021 (3)	2020
Group total	32,448	32,689	31,848
o/w Orange SA	27,302	27,262	25,952

(1)   This indicator covers employees on permanent contracts and employees on fixed-term contracts. Employees on work-study contracts have been included in the scope since 2020.

(2)   The number given for Group total includes the consolidation of the fixed telephony subsidiary in Romania and covers 97.5% of the consolidated Group workforce. The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document.

(3)   The 2021 results have been updated with the final number for the Orange SA scope.

While the number of days of absence for employees due to illness remained at a lower level compared to 2019 within Orange SA (656,142 in 2019), the total number for the Group increased slightly.

Similarly to the severity rate of occupational accidents, the number of days of absence due to occupational accidents was globally stable.

Monitoring of the number of employees whose cases were classed as occupational illness

The "number of cases that were classed as occupational illness" indicator concerns Orange SA exclusively.

Number of employees whose cases were classed as occupational illness	2022 (1)	2021 (2)	2020
Total Orange SA	8	13	14

(1)   The number given for Orange SA is for fiscal year 2022, recorded at December 31, 2022. It does not take into account any adjustments made subsequently. It will be updated to the final number in next year’s document. It only takes into account recognized occupational illnesses declared by active employees.

(2)   The 2021 results have been updated with the final number for the Orange SA scope.

The majority of recognized occupational illnesses are recognized outside the Social Security occupational illnesses tables. The figures are too low in absolute terms to make a meaningful interpretation. It should also be noted that this indicator only concerns claims filed by active employees.

Remediation

In the context of the "France Telecom social crisis trial," the Evaluation and Compensation Committee established in July 2019 to, first, examine individual claims submitted by individuals employed by the Company between 2007 and 2010 and their beneficiaries and, second, where applicable, to reach amicable solutions and settlements in order to avoid long, costly and socially painful litigation procedures for those concerned, completed in 2022 its analysis and processing of the claims received.

It assigned the review of certain claims considered to be outside its remit to Group experts assisted by two members of the Evaluation and Compensation Committee. The works were completed at the end of February 2023.

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4.3.8      Promoting diversity and inclusion

The Group’s actions to promote diversity and inclusion in the workplace are presented in Section 4.5.4 Orange’s commitment to diversity and inclusion within the Group.

Note on methodology - employee-related data

The employee-related data in this section primarily comes from the HR information system and is supplemented by data from the Group’s financial information system. The methodological specifications or limitations of some indicators are provided below and include a compilation of the details given in the employment-related indicator tables.

Gender breakdown among supervisory staff (permanent employees at the end of the period)

The rule for calculating the "supervisory staff" indicator is based on the active workforce with permanent contracts.

The "supervisory staff" indicator includes employees belonging to the "senior executives" category, which corresponds to the consolidation of levels E, F and G of the French telecommunication collective bargaining agreement (Convention collective nationale des télécommunications, or CCNT), or the equivalent level for entities outside France and French subsidiaries that do not benefit from this agreement.

Percentage of women in the management network

The management network is a network comprising 1,343 managers at the end of 2022. Its members all hold positions of great responsibility in the Orange group.

Employees with disabilities - Orange SA

The "number of employees with disabilities" indicator relates to the number of employees declared in the Mandatory Declaration on the Employment of Disabled Workers (Déclaration Obligatoire à l’Emploi des Travailleurs Handicapés, or DOETH).

Their "integration rate" and "employment rate" are calculated according to DOETH methods. The figure shown for 2022 is provisional due to the processing time of the declarations.

Number of departures

The "number of resignations" and "number of dismissals" indicators only take into account departures of active employees on permanent contracts. Thus, departures of employees that are temporarily not working (inactive employees: on long-term medical leave, extended leave, unpaid leave, etc.) are not included in these indicators.

The "number of definitive departures of permanent employees" indicator, referred to in the employment section of the Management Report, includes by convention the balance of provisional recruitments into and departures from the Group, with provisional departures being higher than recruitments.

Training hours

The number of training hours per employee is calculated on the basis of the number of training hours divided by the average monthly number of active employees over the year.

The data reported on Group training comes from two types of reports: one via the Orange Learning group tool, currently being rolled out in all subsidiaries worldwide, and the other via monthly reporting from subsidiaries using their own information systems in addition to Orange Learning.

For the calculation of indicators relating to training, the 2022 reporting scope covers 95% of the Group’s consolidated workforce.

Health and safety indicators

The responses to the health, safety and quality of life at work dashboard linked to the global agreement, including data on absenteeism, cover 97.5% of the consolidated Group’s workforce in 2022. The indicators are expressed on a calendar basis.

Accidents reported by the countries comply with local regulations.

The figures given for Orange SA correspond to fiscal year 2022, recorded at December 31, 2022. The figures for the prior year (n-1) are updated with the final figures when the subsequent fiscal year (n+1) is reported, taking into account any adjustments made at a later date.

The number of theoretical hours worked over the year fluctuates by country. It is calculated based on the number of active employees (annual average full-time equivalent), the number of annual theoretical working days worked, and the number of theoretical hours worked per day in each country where the Group operates (as reported by the subsidiaries).

The definitions of the "number of employee days of absence due to illness" and "number of employee days of absence due to occupational accidents" indicators relate to employees on permanent contracts and employees on fixed-term contracts (including apprentices, students on work-study contracts and individuals on vocational training contracts), in number of calendar days.

The "number of employees whose cases were classed as occupational illness" indicator only takes into account recognized occupational illnesses declared by active employees.

The "frequency rate of occupational accidents" is calculated as (Number of occupational accidents with lost time x 1 million)/Total number of hours worked.

The "severity rate of occupational accidents" is calculated as (Number of days lost for occupational accidents x 1,000)/Total number of hours worked.

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4.4     Breach of ethics rules

Tone from the top

The 10th edition of the Orange Ethics & Compliance Day on October 11, 2022 was an opportunity for Orange’s Chief Executive Officer to assert her commitment to conducting the activities of the Orange group in a healthy and honest manner.

Several members of the Executive Committee took part in the event, participated in discussions and reflections, and shared their experiences and ethical business conduct visions.

Key documents such as Orange’s Code of Ethics and its anti-corruption policy are now prefaced and co-signed by the Chief Executive Officer and the Chairman of the Board of Directors.

Governance

In 2022, the progress made in our compliance program was presented to the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) of the Group’s Board of Directors in a presentation on the analysis of corruption and influence peddling risks to the Group Risk Committee, as well as in a Risk Committee meeting dedicated to cases of fraud and corruption, attended by the Lead Director, and in three sessions of the Ethics and Sustainable Performance Committee.

The Chief Compliance Officer (CCO) network met 11 times in 2022 to share information and recommendations by the Group CCO as well as the experiences of the entity CCOs; the Ethics Advisors network met four times in 2022 to share information and experiences, and to monitor work projects and the roadmap for 2022.

Among the highlights of the actions carried out or continued in 2022, we note that:

−    the Group’s Anti-Corruption Policy, which serves as a code of conduct within the meaning of the Sapin II law, has now been rolled out and/or implemented throughout the Group and its subsidiaries;

−    the Group’s Fraud & Compliance due diligence methodology, which was fully updated in 2021 and received minor adjustments in 2022, has been rolled out across all Group divisions and countries. Project reviews are used to monitor the implementation of the methodology by the entities. These reviews give rise to training, in order to strengthen control over the procedure, and recommendations by Group Compliance experts;

−    the prevention of conflicts of interest continued with mandatory reporting campaigns for certain targets and certain entities, including Orange Slovensko, Sonatel, Orange RDC, Orange Côte d’Ivoire and Orange Innovation;

−    the roll-out of tools for declaring gifts, meals and invitations continued in the entities and subsidiaries and now covers more than 95% of Group revenues;

−    the Group’s whistleblowing system is accessible by employees and external stakeholders on an external, secure report collecting web platform called "Hello Ethics";

−    the various "economic sanctions packages" implemented by the European Union, the United States and the United Kingdom against Russia and Belarus have been taken into account by a multidisciplinary crisis unit, which has defined and supervised the implementation of the associated action plans;

−    the Group policy for compliance with economic sanctions and trade control rules has been updated and approved by the Ethics and Sustainable Performance Committee and a multi-entity working group has defined and developed appropriate procedures and training for its implementation.

Awareness-raising and training

The 10th Ethics & Compliance Day gave rise to numerous actions organized locally by the CCOs, COs and Ethics Advisors in the various countries and entities: video messages or emails from CEOs or CCOs; training sessions, posters, games, competitions, discussions and debates with internal or external experts; the conference organized at the Orange group headquarters was broadcast live for the second time to the entire Group and dubbed in three languages (English, Dutch and Polish) and the recording is available online for educational purposes.

Since 2018, Orange has had an online training course, which was the adaptation of a UN training module to its activities, resulting in the issuance of 87,800 Orange UN Anti-corruption Certificates. Corruption-prevention training tools and materials, extensively renewed since 2018, have boosted training actions in 2022: new 40-minute e-learning modules on preventing and detecting the risk of corruption; training materials for teams and managers on the ethics of customer relations (guide, videos, quizzes, documents). The Director of Compliance and members of the Compliance team have also spoken with the management teams and the Compliance teams of several entities, particularly in the MEA region.

Processing of whistleblowing alerts

Since June 2021, the external report-collection platform has replaced the historical email address of the Group whistleblowing system. This change led to changes in the structure of the alerts processed, with the elimination of a series of messages related to requests to delete personal data likely managed by a robot, and better classification of customer complaints.

This «Hello Ethics» platform is used on the one hand for the Group alert system and on the other hand as a local alert system for Orange Business and Orange France and, since 2022, by 4 additional entities replacing their local email system: Orange Bank, Orange Guinea, Orange Burkina-Faso and Sofrecom.

Reports are processed according to the procedure laid down by the Group or its subsidiaries: acknowledgment of receipt, review of the admissibility of the report and processing by authorized teams while respecting the confidentiality of the whistleblower’s identity and the people concerned throughout the process.

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The results for 2022 are as follows:

Breakdown of whistleblowing alerts by domain

Customer complaint 59.9%
HR complaints, harassment 11.2%
Environnement 1.1%
Human rights 2.1%
Health and safety 2.1%
Others 13.4%
Unethical behavior, fraud, corruption 8.0%
Data protection, information disclosure 2.1%

Distribution of alerts by entity

Controls

Each year, the "Ethics" domain is reviewed by the Statutory Auditors in accordance with the Sarbanes-Oxley Act (see Section 2.2.2.2 Summary of Internal Control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act), with a review of the following points: existence of the Code of Ethics and its access by employees; information for employees on conflicts of interest and the existence of an internal whistleblowing system; and access to and communication on this whistleblowing system. This control concerns Orange SA and its main subsidiaries represent 95% of the Group’s revenues. The work conducted by Orange and the independent assessment of the Statutory Auditors both resulted in satisfactory conclusions for the 2022 fiscal year.

The Statutory Auditors also monitor the progress of the Anti-Corruption Compliance program during twice-yearly meetings with the Group’s Chief Compliance Officer and their team.

Lastly, the Internal Audit Department conducted several audits of Sapin II compliance programs in 2022 (Group and country programs), several Standard Entity Reviews during which the Sapin II compliance program was also reviewed, as well as an audit on the Group’s whistleblowing system.

Monitoring indicator	2022	2021	2020
Governance: entities with a Compliance and/or Ethics representative	100%	100%	100%
Training: UN-Orange Anti-Corruption certificates issued during the year	5,715	7,300	31,700
Training: 2022 prevention and detection of corruption risk e-learning modules	13,019	N/A	N/A

No significant customer or supplier complaints have been filed against the Group regarding Compliance issues.

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4.5     Orange’s social commitment

Digital technologies are changing the world and contributing to the development of societies. This is occurring to such an extent that they can be considered a fundamental need.

Mobile network coverage continues to increase on all continents; according to the GSMA [16], in Europe and central Asia, the population without coverage is estimated at 2%, with 6% in the Middle East and North Africa (MENA) region and 17% in Sub-Saharan Africa.

In Africa, Orange is developing new site designs by reducing roll-out and operating costs per inhabitant, to offer its services to people located in areas that were previously not connected due to the challenges posed by low ARPU, extreme remoteness, lack of physical infrastructure, security, etc. Orange has signed partnerships with AMN and Nuran in Cameroon, the Democratic Republic of Congo and Madagascar, as well as with Vanu in Côte d’Ivoire and Liberia, for the roll-out of several thousand sites to cover several million people who currently do not have access to telephony, digital and financial services.

In addition to coverage, populations far removed from digital technology for reasons of purchasing power, technological skills or their personal situations, particularly in terms of education or training, are estimated by the GSMA at an average of 20% in Europe and central Asia, and 49% and 61% respectively in MENA and Sub-Saharan Africa. The rapid digitalization of essential everyday services (employment, education, access to culture, access to social rights, etc.) creates a risk of social exclusion for populations who do not have access to online services or are not familiar with these tools. The two main obstacles identified to the use of digital technology in the world are:

−    on the one hand, accessibility, whether financial or otherwise: people do not have the means to purchase data services or equipment, or the services are not adapted to their personal situation (for example age, disability, language); and

−    on the other hand, knowledge and skills: people are not aware of the advantages of digital technology and do not understand it, and/or have a low level of literacy and digital skills.

This is why Orange has made digital inclusion one of the pillars of its social commitment.

4.5.1      Orange’s commitment to digital inclusion

This commitment is set out in its strategic plans (see Section 1.2.3 The Orange group strategy) and, in addition to the connectivity offer, is structured around three pillars:

−    equip, to allow the most vulnerable populations to access digital equipment in each country in which Orange operates, with a social offer for the most vulnerable families in Europe (eligibility conditions depending on the country) and, in all countries, an affordable mobile handset offer by 2025. At the end of 2022, four of the eight European countries had a social offer and 23 of the 25 target countries where Orange is an operator had an affordable handset offer;

−    inform and educate a large audience on digital issues and their responsible uses. This is done through websites such as https://bienvivreledigital.orange.fr/in France, https://usolovedelatecnologia.orange.es/in Spain, https://fundacja.orange.pl/in Poland or also the website of the Orange Foundation https://www.fondationorange.com/en;

−    support and train 2.5 million beneficiaries in their use and acquisition of digital skills between 2021 and 2025 and 6 million between 2021 and 2030. Many free programs open to all fuel this ambition. At end-2022, 950,000 beneficiaries had received support and training in digital technology since 2021 [17].

4.5.1.1     Equip with inclusive offers and affordable devices

Orange had a social offer in four of the eight European countries where the Group is an operator at the end of 2022, as in 2021.

In France, the Coup de pouce Livebox offer, designed for low-income households who do not have home Internet access, includes (1) attractively priced Internet-TV-Telephone access via ADSL or fiber, (2) a refurbished laptop with a suite of office tools, and (3) free digital support available in certain Orange stores. This offer was co-developed by Orange and local non-profit organizations working on inclusion matters to support these groups of people; it had nearly 14,000 customers in France at the end of 2022 and its distribution is facilitated by the association Action Tank Social & Business (Action Tank Entreprise & pauvreté) [18] and a network of banking partners to distribute the social business offer as part of the Business collective for a more inclusive economy (Collectif des entreprises pour une économie plus inclusive) [19].

Orange also offers the RST (Réduction Sociale Téléphonique - Social Telephone Discount), a discount on the main voice subscription, included in the universal service for 21,000 customers, and is a partner of the FSL (Fonds de Solidarité Logement - Housing Solidarity Fund), through the signing of agreements with 76 departments for debt write-offs, the amount of which is decided by the departmental social services, for people in highly precarious situations.

In Spain, the tarifa social rate offer, launched in fall 2020, includes fiber access, a fixed line and a mobile line at a reduced price; it is reserved for those with the lowest incomes. At the end of 2022, 2,300 households were customers of this offer. In Belgium, the regulated Tarif social rate offer applies in the form of a discount to a selection of subscriptions for groups of customers as defined in Belgian law. In Moldova, the social offer with preferential rates is aimed at seniors.

In addition, to combat the digital divide linked to disability or age, Orange has been rolling out a "design for all" strategy for several years. Its objective is to adapt products and services to the needs of these populations and design specific products that combine innovation, simplicity and ergonomics, either directly or in partnership with start-ups in an Open Innovation approach. Orange has thus developed a range of offers and products that specifically meet the needs of disabled and elderly people. In terms of Customer Relations, several countries of the Group have a digital and accessible catalog of adapted products and services (France, Poland, Spain, Belgium, etc.), a dedicated website (France, Poland, Belgium, etc.), autonomy-labeled stores (France, Poland, Belgium and Senegal) and dedicated customer call centers.

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In its "Autonomy" range, Orange offers several fixed and mobile devices with the following characteristics: large keys, good screen contrast, voice amplification for transmission and reception, good handset ergonomics, hands-free option and compatibility with hearing aids, which are all qualities required to be included in the "autonomy offers" range of the catalog.

In addition, a skill center dedicated to digital accessibility checks all the websites in the French scope to establish declarations of compliance. At the end of 2022, nearly 200 accessibility declarations for Orange websites were announced by the Orange skill center. This work is continuing for customer and business apps and web apps. The web portals of many Group countries were also audited (Belgium, Botswana, Cameroon, France, Jordan, Luxembourg, Morocco, Moldova, Poland, Romania, Slovakia and Spain).

Orange also offers affordable mobile devices, which must allow access to the Internet. The definition of "affordability" can be found below and differs between the Europe and Africa & Middle East regions.

In Europe, Orange considers a smartphone to be affordable if it costs less than 15% of average monthly GDP per capita. In 2022, seven out of the eight European countries offered affordable smartphones. In Moldova, the most affordable smartphone is not considered affordable as its price represents 16% of average monthly GDP per capita. All countries offer installment plans to facilitate the purchase of smartphones.

In the Africa & Middle East region, the affordable handset is part of the Sanza range or its equivalent in terms of price: the Sanza 2 and Sanza style smart feature phones, or the Sanza Touch smartphone. In 2022, at least one model in the Sanza range was offered in 16 countries (Botswana, Burkina Faso, Cameroon, Central African Republic, Côte d’Ivoire, Democratic Republic of the Congo, Guinea-Bissau, Guinea-Conakry, Jordan, Liberia, Madagascar, Mali, Morocco, Senegal, Sierra Leone, Tunisia). In Egypt, the least expensive model does not meet the above-referenced criterion. In total, 16 out of 17 countries thus offered an affordable handset in 2022. In addition, in four countries in the region (Côte d’Ivoire, Madagascar, Mali, Senegal), a payment facility mechanism makes the purchase of these devices more accessible.

4.5.1.2     Inform and educate a large audience on digital issues and their responsible uses

Through dedicated websites or pages offered by its subsidiaries, Orange informs the general public about technological developments and the major issues inherent in the digital transformation of companies. This popularization of digital culture serves several purposes:

it allows people with no or limited digital skills to find their way around and grasp the concepts of digital culture and its challenges (fake news, artificial intelligence, etc.), to receive practical advice and to acquire basic skills (handling smartphones, social networks, etc.) or to learn about specific issues such as the role of parents in the use of digital technology by their children and adolescents and the tools that can help them.

It presents the opportunities that digital technology brings for professional integration, in particular for young people and women, and provides testimonials on Orange’s actions and its foundation in this area.

It provides professionals and small businesses with intermediate skills to incorporate digital technologies into their activities (digital marketing, data protection).

It provides information on digital inclusion and the responsible uses to adopt, including those which limit its impact on the environment.

In 2022, the Group’s main websites dedicated to digital skills and uses accumulated 3.35 million visits (sessions) [20].

4.5.1.3     Digital support and training

Orange sets up programs through its subsidiaries, foundations and partners to support different audiences in adopting digital communication tools, through workshops or training courses.

Orange offers one-hour familiarization workshops with basic tools (using your smartphone, protecting your personal data, using WhatsApp, etc.) in Europe. Some examples of these are the digital workshops and the digital solidarity workshops of the Foundation in France, the Orange Studios in rural areas in Poland, or the activities offered by the Garage Labs in Spain.

For children and young people, digital culture discovery workshops are offered in many Group countries through the #supercoders program. Orange France also organizes online bullying awareness workshops in partnership with the French Football Federation and with the French Rugby Federation. In Africa & Middle East, primary school students in schools where such programs are offered receive digital training using tablets and educational content provided by the Orange Foundation’s Digital Schools program.

For young adults or people undergoing retraining, and in particular women, Orange offers various training programs in all its geographies. Since 2019, Orange has launched the Orange Digital Centers program, which brings together several strategic programs in the same space: a coding school which offers training and events; a dedicated solidarity fablab which offers training in digital manufacturing and prototyping projects; Orange Fab, an accelerator that supports start-ups in their development; a privileged connection with Orange Ventures, the Group’s investment fund which finances start-ups in Orange’s areas of experience. Ten new Orange Digital Centers opened in 2022, including seven in Africa & Middle East and three in Europe. In total, 18 Orange Digital Centers are now open out of the 25 planned [21] to be running by 2025.

Beneficiaries of digital support and training	2022	2021
Group total	✔ 593,000	✔ 356,000

✔ Item reviewed by KPMG: limited assurance.

In total in 2022, 593,000 people (950,000 cumulative between 2021 and 2022) were able to benefit from the support of facilitators and trainers from Orange, its Foundation or its partners. Overall, half of them attended workshops and the other half used training modules. To make this a long-term practice, Orange has set itself the objective of providing support to 2.5 million beneficiaries by the end of 2025 (cumulative figure 2021-2025).

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4.5.1.4     Impact assessment

Orange has produced several socioeconomic footprint studies since 2017. It is seeking to supplement this initiative by developing a methodology for analyzing the impacts of its activities on its beneficiaries. Several studies underway in 2022 are evaluating changes brought about to the beneficiaries of the digital inclusion programs:

−    an initial quantitative study covering all the Orange Foundation programs and involving more than 400,000 beneficiaries was initiated in 2021 and finalized in June 2022 with the IM-PROVE firm. The main results showed that the beneficiaries attributed a 91% relevance rate to the support received from the Orange Foundation. It also provided a metric of professional integration (self-confidence, professional network development, etc.), access to culture and improved living conditions (reduction of the maternal and infant mortality rate, success in elementary school graduation exams, etc.);

−    a second study concerns the "coding school" module of the Orange Digital Centers in Senegal, Tunisia and Cameroon; it aims to quantitatively and qualitatively qualify the impact of the training received on the students. It is carried out by the humanities lab of the Orange research department with the support of local academic consultants. The final report will be available in the first half of 2023.

Orange has also tested a social impact measurement tool, evaluating the benefits of two programs. The results were obtained through participant surveys. Thanks to this tool and the support provided, with the backing of experts from the CSR Department and the Group’s research department, Orange France was able to produce an impact report on the "Women Entrepreneurs" program which, each year since 2018, provides support to 100 women for 10 months in all regions of France. From this study, it emerged that the project survival rate after one year was 95% and that a total of 148 jobs were created by these companies during the period; it showed how the program has helped this cohort of women creators increase their ability to develop their business, grow their professional network and stay motivated to pursue their project. The same approach to measuring social impact is underway through the "Envol numérique" program, a professional integration program for young people who have not completed school, operated in the Orange Digital Center in Saint Ouen, France.

The objective of this initiative is to better qualify the social challenges in each region, the relevance of the responses provided by Orange and the effectiveness of the programs.

4.5.1.5     Support for entrepreneurship

Orange promotes synergies between the actors involved by creating ecosystems for support and exchange and by sharing knowledge in an Open Innovation approach. Orange works hard to set up support systems at every stage in the life of start-ups, in order to train, identify, assist and promote digital talent. This is particularly the role of the network of 16 Orange Fabs around the world, whose objective is to build impactful commercial partnerships with the Group, such as 5G, IA and WomenStart, all signed in 2022.

Through its numerous other calls for bids, Orange selects the start-ups most likely to lead future changes in digital usage and integrates them into the digital ecosystem. Orange provides various kinds of technical and expert support covering the spectrum from incubation to acceleration, as well as access to financing that is appropriate to the different levels of start-up maturity. The Orange Digital Centers (ODCs) include incubator activities. These are more or less advanced depending on the country. The Group also supports various incubators and incubator networks in France and Africa via its subsidiaries, particularly in Senegal, Guinea and Mali. In order to open up the field of impact entrepreneurship, Orange is supporting La Ruche (social business incubator) across France and Ronalpia in the Auvergne-Rhône-Alpes region. Lastly, Orange encourages entrepreneurial initiatives combining employees and start-ups, with Villa Atlantique and Villa Occitanie incubators and corp-working (corporate/co-working) spaces in France. In terms of digital technology and healthcare, Orange Enovacom is an active partner of Future4Care, the largest French e-health accelerator. Lastly, Orange is rolling out the 5G Lab program with the opening of new spaces in several major cities in France, Europe, Africa & Middle East to host companies and support them in the development of new uses.

Orange provides financial support via investment funds: Orange Ventures (a 350-million-euro technology investment fund that invests globally), Teranga Capital (in Senegal) and Comoé (in Côte d’Ivoire); in 2021, Orange Ventures Impact was unveiled with the aim of developing young French and European start-ups in the seed phase or with already proven development potential. These start-ups should contribute to the emergence of new responsible economic models with a positive impact on the environment, inclusion and social support.

Finally, Orange also provides expertise and visibility, with:

−    a web page (https://www.orange.com/en/group/our-activities/start-ups) dedicated to promoting and supporting innovative companies in all the Group’s geographies;

−    digital tools such as Cloud Starter, a Cloud Computing platform for start-ups, and Orange Developer, which brings together all of Orange’s APIs (application programming interfaces), SDKs (software development kits) and development kits;

−    through community organizing, such as the Les Ambitieuses TechForGood program, launched in partnership with the La Ruche social innovation incubator, or POESAM (Prix de l’Entrepreneuriat Social en Afrique et au Moyen-Orient - the Orange Social Entrepreneur Awards in Africa & Middle East), which identify and assist around 50 innovative start-ups every year at the national and/or international level, to meet sustainable development challenges in this part of the world.

4.5.2      Philanthropy and the Orange corporate Foundation

The Orange corporate Foundation works to promote the education and the social and professional integration of young people and women in difficulty: young people without qualifications or jobs, women in vulnerable situations and people with autism. For the past 35 years, the Orange Foundation’s actions have provided them with access to education, healthcare and culture, helping them integrate better into society. Orange also contributes to the democratization of culture among all sections of the population by promoting access to vocal music, books and museums. The Foundation is currently active in all these areas, ensuring that digital skills, which have become essential, are an integral part of equal opportunities. Thus, with the support of committed employees and more than 24.7 million euros invested in 2022 in 25 countries with its partner associations, the Orange corporate Foundation is helping its beneficiaries to make a new start.

As part of its new Engage 2025 Strategic Plan, Orange has committed to:

−    expand opportunities for Orange SA employees to carry out skills sponsorship activities (in a general interest association, in one of the areas supported by the Foundation or by leading digital support workshops with employees who have already chosen the Orange Solidarity association, for example), until now only available under the French part-time for seniors plans, to employees transferring within the Group. In 2022, 499 employees chose to get involved in an association as part of their part-time for seniors plans/skills sponsorships, including 232 involved with Orange Solidarité, the Orange corporate Foundation association (129 employees in 2021). Since 2010, 4,129 have chosen skills sponsorship through partner associations of the Foundation (868 active employees at end-2022). Twenty young talents from the Group participated, on a trial basis, in a skills sponsorship program between 2019 and 2022 for three- to six-month assignments in associations supported by the Foundation, such as FabLabs or Missions Locales (French public system for the return to employment of disadvantaged young people);

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−    ensure the Foundation has a presence in each of the countries where it operates, grouping together the philanthropic programs within a common structure to promote synergy between the different actions it performs, in particular giving vulnerable children, young people and women access to digital tools. The Foundation’s actions take place in 25 countries, with a Group Foundation that leads 18 local [22], operational foundations, and Foundation programs rolled out by local sponsorship teams when the country does not have a foundation.

The Orange corporate Foundation conducted training in 2022 for nearly 500,000 beneficiaries, including 79,773 new beneficiaries in France (54,850 in 2021) and 92,979 outside France (84,100 in 2021):

−    215 new Digital Schools in the MEA region allowed 75,000 students in remote schools without books or the Internet to access educational content; on a cumulative basis, since the start of the program, there are 1,400 Digital Schools operational in 16 countries in the MEA region, reaching 500,000 students each year;

−    nearly 7,000 new women have received digital training in the Foundation’s Maisons Digitales across 23 countries (in France, in other European countries and in Africa & Middle East); in total since the start of the program at the end of 2015, 415 Maisons Digitales created by the Foundation with partner NGOs have trained more than 50,000 women;

−    as at mid-November 2022, 11,600 digital workshops (face-to-face or remote) had been organized in France by Orange Solidarité; they trained 49,150 people in difficulty in France in digital technology; Orange Solidarité has also been commissioned in France to deliver refurbished Group computers to associations. Orange Solidarité has also been selected for two initial public calls for inclusion projects in collaboration with the Orange Digital Center programs;

−    44 Solidarity FabLabs in Europe and Africa have re-motivated and trained in manufacturing nearly 8,000 individuals who are unemployed or have not completed school, through the use of digital tools;

−    specifically in France, 38 "Together for the Integration of Young People" projects allowed 2,891 young people who are unemployed or have not completed school to carry out a collective project related to digital technology, and 20 Tiers Lieux Solidaires (Solidarity Third Place) centers were supported to provide assistance and training in digital technologies to 14,721 people without digital skills;

−    the autism and digital technology program provides equipment and support to people with autism to improve their means of learning and communication. From 2022, 1,500 children and adults will benefit from the use of these digital tools for several years.

At the same time, the Orange Foundation finances digital projects to facilitate access to information, experiment with an inclusive city and provide access to University for people with cognitive difficulties. These projects will ultimately benefit thousands of people and their families.

Equipped with adapted and well-supported solutions, people with autism can learn, work, have housing and a social life. The Foundation’s programs for inclusion and the improvement of living conditions have allowed more than 1,100 people to be better supported in 2022, including 159 who will be able to access housing and work.

In the musical field, in 2022 the Foundation participated in the professional integration of 3,500 young artists. It has supported 15 festivals in Africa and 18 festivals in France, thus reaching more than 700,000 audience members. 28,000 young people and people with little to no access to culture were able to benefit from mediation actions or musical practice. Finally, thanks to its partnership with the Paris Opera, the Foundation has allowed 180,000 audience members to access the opera thanks to broadcasts in movie theaters, in the open air or via the digital platform "Opéra chez soi".

With regard to access to museums, in 2022 the Orange Foundation produced, in partnership with cultural institutions, three new MOOCs (free online courses open to all) and around ten educational and digital tools for facilitators, to reach audiences with little to no access to culture. More than 30,000 people have thus been able to benefit from free education that is both rigorous and user-friendly, based on quality content.

Moreover, Orange has improved the living conditions of around 500,000 people through over 100 Orange Villages spread across 12 countries in Africa, with a water source, a health center and a school.

Finally, since April 2021, salary rounding has been offered to Orange employees in France, allowing them to make a micro-donation from their salary to the Orange Foundation or one of the Orange Foundation’s four partner associations. At the end of 2022, through this initiative, nearly 200,000 euros had been sent to the associations by more than 3,500 employees who were members of the scheme in December 2022. Through this solidarity effort, Orange doubled the amount collected.

4.5.3      Offering inclusive services that complement connectivity

As part of its overall development approach, Orange offers services to cover the basic needs of populations, based on its connectivity offer. Orange has identified several areas in which it is taking action: financial services, access to electricity, health and - in the Africa & Middle East region - agriculture (mAgri, a range of decision making-support services for the agricultural world that also allows virtual marketplaces to be created), education and e-education.

4.5.3.1     Access to online financial services

Orange Money was launched in 2008 (first launch in Côte d’Ivoire), to offer a person-to-person money transfer service and facilitate access to the recharging of prepaid communication credits. It now aids economic development in the countries where Orange operates, by allowing people without bank accounts to access financial services.

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Orange Money is now considered an essential activity for Orange, with near 76 million customers, including an active base of more than 29 million across 16 countries for revenues of 461 million euros at the end of 2022 in the scope of Group consolidated companies.

Following Orange Côte d’Ivoire in 2018, Orange Guinea and Orange DRC obtained the "GSMA Mobile Money Certification" in 2019. This is a global initiative that provides greater security, transparency and more secure and reliable Mobile Financial Services to millions of mobile money users worldwide.

International money transfers from mobile phone to mobile phone is available between France and Burkina Faso, Côte d’Ivoire, Cameroon, Congo Brazzaville, the Democratic Republic of the Congo, Ghana, Guinea, Liberia, Madagascar, Mali, Morocco, Rwanda, Senegal and Sierra Leone.

Following receipt of a banking license from the Central Bank of West African States in 2019, Orange launched Orange Bank Africa in July 2020 in Côte d’Ivoire in order to expand its credit and savings offerings and thus promote access to financial services in a context where around 22% of people in the UMOA (Union Monétaire Ouest Africaine - Monetary Union of West Africa) region hold bank accounts. Orange Bank Africa had 1.07 million customers at the end of 2022 and has granted 161 billion CFA francs (245 million euros) in loans since the launch of the bank.

4.5.3.2     Access to electricity

Access to electricity is a major issue for the African continent, where Orange can play a leading role by capitalizing on its brand, its commercial presence and its technical assets. While ensuring the continuity of its own services, Orange is committed, in this area with high operational stakes, to a diversification approach that strengthens the Group’s positive, participatory presence in the MEA region.

Orange is developing two separate offers for customers not connected to the national grid and for customers connected to the national grid or to a minigrid:

−    for the first group (generally those living in rural and remote areas), the offer consists of making the purchase of individual solar electricity production equipment affordable with payment in installments that replace fossil energy expenses; these individual solar kits were distributed at the end of 2022 in 11 countries (Burkina Faso, Cameroon, Central African Republic, Côte d’Ivoire, Guinea, Liberia, Madagascar, Mali, Senegal, Sierra Leone, the DRC); the aim is to provide access to solar energy in rural areas or on the outskirts of towns and cities where the service quality of electricity providers is non-existent or insufficient. The service consists of allowing the regular use of a kit comprising a solar panel, a central unit containing a battery and a SIM card, lamps with LED bulbs, a multi-socket charging cable, a radio, a portable flashlight and an optional television set or fan. Customers become owners after a defined period. The kits are produced with partners selected by Orange for their quality and ability to offer integrated solutions and to meet large-scale demand. Payment via Orange Money means the service can be granted or re-established automatically and remotely for the required period of time. This payment-in-installments and remote-control mechanism has been piloted since 2021 through the new Pay As You Go Orange (OSE) digital platform. At the end of 2022, around 150,000 households were benefiting from this offer;

−    for the second group, the offer involves the availability of an "electric wallet," with the remote control of a smart meter connected to the Orange OSE platform and payment via Orange Money. This offer is available following an agreement between Orange and operators of the electricity distribution channels (PowerCo) or minigrids; it opens up the possibility for them to read meters remotely and improves Customer Relations in various areas: supervision, management, billing and payment. For electricity operators, it is now possible to carry out readings remotely, quickly and without data loss, as well as to implement advanced customer management mechanisms such as avoiding load shedding in entire areas and limiting power to each household instead. Two minigrid operators have opted for this solution, in Burkina-Faso in 2018 and in the DRC in 2021.

4.5.3.3     Digital access to healthcare

In 2020, Orange Business Services reorganized its health entities Enovacom (leader in interoperability in France) and Orange Healthcare, to create a single division and comprehensively meet the needs of players in this sector as it undergoes a digital transformation in France and internationally. The new structure’s dedicated e-health software and services address four major challenges: protection of health data; exchanges and sharing between healthcare ecosystem players; the digitization of the patient pathway; and the use of health data.

Orange aims to accelerate the development of new healthcare solutions based on the massive use of data. It is within this framework that Future4care was launched to create the joint venture between Sanofi, Capgemini, Generali and Orange to develop e-health. Future4care’s aim is to unite all players in the health sphere (patients, healthcare facilities, startups, academic and institutional, public and private) to collectively invent the future of e-health, to make Europe a key player in the global scene and guarantee its sovereignty in this area. Future4care relies on the expertise of be ys, an international group specializing in digital identity, personal information flows, and the processing and hosting of sensitive data, with which it entered into an industrial partnership at the start of 2022.

In close proximity with populations, and to facilitate access to healthcare in areas with the weakest healthcare structures in the MEA region, Orange’s service offering is based on partnerships with national health authorities. It includes:

−    information services via mobile phone or hotline to answer health questions (sexuality/contraception, AIDS, STDs, malaria, etc.), vaccination schedule reminders (service via USSD (unstructured supplementary service data) launched as part of the EPI (Expanded Program on Immunization) on the recommendation of the WHO), family planning service via SMS (short message service) and USSD;

−    remote advice and monitoring services (by SMS/USSD and/or voice messages): M-vaccin and e-Vaccination in Côte d’Ivoire, vaccination schedule reminders in Mali, Senvitale in Senegal, Gifted Mom for maternal and infant health in Cameroon and CAR, Cycle M for family planning in the DRC;

−    insurance and savings services: Sini Tonon in Mali, Indemnités hospitalières in Côte d’Ivoire, Activa Makala and AssurTous in Cameroon;

−    geolocation and connection services (doctors, hospitals, on-call pharmacies, appointment scheduling, etc.): Gifted Mom in Cameroon and CAR, Health First in Cameroon, geolocation of on-call pharmacies in Mali.

In order to develop innovative e-health solutions, by improving access and quality of care through digital platforms that in particular strengthen links between healthcare professionals and patients, in October 2019 Orange signed a partnership agreement with the Global Fund for the implementation of a digital platform for healthcare professionals in Morocco, in collaboration with the Ministry of Health. Its aim is to facilitate the monitoring of patients as part of the HIV and tuberculosis care pathways. This was expanded in 2020 to other African countries including Côte d’Ivoire, the DRC and Burkina Faso.

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In collaboration with AXA Assurance Maroc, in September 2021, Orange MEA also acquired a majority stake in DabaDoc, the Moroccan health-tech for the digitization of health services in Africa. DabaDoc develops solutions adopted by thousands of healthcare professionals in Morocco, Tunisia and Algeria. With Orange’s investment, the platform is in a position to step up its development and expand its services to other geographies, particularly in the countries of Sub-Saharan Africa. DabaDoc benefits from Orange’s technological expertise and payment solutions, which instantly provide concrete benefits to patients and to the entire African health ecosystem.

4.5.3.4     Digital access to education

Committed to access to quality education for all, Orange has developed a leading interactive mobile platform to train teachers in rural areas in the African continent, in partnership with USAID (the US Agency for International Development) since 2014. Since 2020, Orange Campus Africa, in partnership with the UVS (Université Virtuelle du Sénégal - Virtual University of Senegal), has offered an online training program designed to bring together content from recognized education and training partners in a single place. Orange offers a global platform to meet the specific needs of the populations (adaptation of training to local cultural and economic contexts, and mobile payment in local currency for additional or premium services such as tutoring or certification), universities (teaching of new subjects, particularly related to technologies and the digital economy, online monitoring of students, virtual classes) and African companies. Since the beginning of the health crisis, 15 of its subsidiaries have offered Free Mobile connections to a selection of classes from international and African partners.

Orange also developed an "education pass," available in five countries in the MEA region, which provides access to online educational content at a price negotiated within a sponsored data mobile contract. This pass is available in Burkina Faso, Senegal, Mali, Guinea and the DRC.

Access to education is also one of the Orange Foundation’s areas of commitment (see Section 4.5.2 Philanthropy and the Orange corporate Foundation), with the Maisons Digitales and the Digital Schools program in partnership with each country’s Ministry for Education.

The innovative and free ecosystem of Orange Digital Centers (ODC) contributes to addressing the essential needs for qualified people with four programs dedicated to training young people in digital technology, technology incubation, and the acceleration and financing of start-ups. These are namely the coding school, the solidarity FabLab, the Orange Fab start-up accelerator which, at December 31, 2022, will have supported more than 130 start-ups in Africa & Middle East, and the Orange Ventures investment fund. In 2022, seven new ODCs were opened (Egypt, Sierra Leone, Liberia, Burkina Faso, Guinea, DRC, Botswana) bringing the number of operational ODCs in the MEA [23] region to 15, including 13 ODC Clubs, subsidiaries of the ODCs rolled out in regional universities.

Several hundred thousand people benefited from the activities of the ODCs in 2022, including 30,000 who participated in training sessions of three days or more (in the field of digital technology, innovation, entrepreneurship, etc.).

In their digital transformation process, African companies and authorities are also committed to digital training. Orange Africa & Middle East, for example, supports the digital transformation of the Félix Houphouët-Boigny National Polytechnic Institute in Yamoussoukro, Côte d’Ivoire. The Group supports the Master’s in Data Science. Since 2017, this program, in partnership with the Abidjan Institute of Statistics and Applied Economics, the École Polytechnique and Orange, has trained African experts in the fields of statistics, artificial intelligence and Big Data. Orange MEA continues to consider programs of the same type in other African countries.

4.5.4      Orange’s commitment to diversity and inclusion within the Group

Promoting diversity and inclusion

Orange is convinced of the benefits of diversity and inclusion for its financial and social performance. The Group’s Diversity and Inclusion policy seeks to welcome and develop all talents, and encourages the social commitment of its employees. It is based on the aim of making the Company an ever more inclusive place that gives everyone the opportunity to thrive and contribute to creating value for the community. In addition to the fight against discrimination, it is based on three priorities: professional gender equality, equal opportunities and digital equality.

Diversity and inclusion assessment

The Group is committed to the evaluation of its diversity and professional gender equality policy and actions via the GEEIS (Gender Equality & Diversity European and International Standard) and GEEIS Diversity certification, obtained by the Group itself and in 22 entities and 20 countries since 2011, following audits conducted every two years by an independent external body. In 2022, this certification was confirmed for 10 entities in nine countries, located mainly in Africa: Côte d’Ivoire, Egypt (2 entities), Jordan, Morocco, Senegal, Tunisia, plus Spain, India and Mauritius. For Orange Côte d’Ivoire, Sonatel in Senegal and Sofrecom Tunisie, this was an initial audit.

The 2022 employee survey revealed that at least 84% of employees think that Orange represents the diversity of society well.

The November 2022 Diversity Leaders in Europe 2023 ranking (Statista/Financial Times) placed Orange in 155th place out of 850 inclusive companies and in third place in the telecommunication sector. In 2022, in the international Equileap ranking on gender equality in the workplace, the Orange group was ranked 23rd out of 4,000 companies worldwide, and 2nd in its sector.

To promote its actions and contribute to progress initiatives, the Group is an active member in the work of international organizations such as the ERT (European Round Table of Industry), the ILO (International Labor Organization), the GSMA, and think tanks, and is involved in inter-company coalitions or coalitions with public institutions.

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Awareness-raising and training

Orange raises the awareness of its employees with regard to diversity and inclusion, thanks in particular to the coordination of the community of diversity players and to communication campaigns organized for international days devoted to specific causes (women’s rights, elimination of violence against women, people with disabilities, combating homophobia, etc.).

The Group trains its employees in inclusive management and well-being at work and, in 2021, rolled out a Vivre ensemble la diversité module ("Diversity Together" outside France), in various countries with close to 5,800 employees registered. Since 2018, employees’ awareness of gender equality in the workplace has been raised via an online training program providing a "professional equality certificate," which has been obtained by nearly 44,000 employees in France. An international certificate course was launched in April 2021. Available in five languages since 2022, it has already been taken by close to 23,000 employees across the world.

In line with its intention to make all its new digital content accessible, Orange has made a "Digital Accessibility Certificate" available to its employees, to raise awareness on the use of digital tools that are accessible to as many people as possible. The course was taken by nearly 2,900 employees as of the end 2022.

Orange also supports the Objectif IA public certification module, created by the Institut Montaigne, OpenClassrooms and the Abenoa Foundation, which aims to train the general public in the fundamentals of AI, in France and internationally.

Since 2020, to be able to address certain inclusion issues, the Group has initiated a cycle of "no taboo" conversations, entitled "Décryptage" (Decoding), for employees, in particular managers and HR, with a survey of upstream perceptions. These are intended to facilitate dialog and remove biases related to subjects of potential discrimination such as origin, religious opinion, sexual orientation, etc. Since the creation of these online meetings, nearly 1,700 employees have taken part.

In France, managers and the HR teams in charge of recruitment are regularly trained on the impact of stereotyping and bias in decision-making, particularly during the recruitment process.

A tool for managers has been developed to enable them to learn more about their own collaborative and inclusive practices through self-assessment. The self-assessment of inclusive management, first developed for France, has been adapted into seven languages, to be rolled out in the first half of 2023 in all countries where Orange is an operator.

4.5.4.1     Gender equality in the workplace

Professional gender equality is a cross-functional priority, shared by all Orange entities worldwide. In 2022, the Group continued to roll out the global agreement signed on July 17, 2019 with UNI global union. This roll-out is based on a participatory approach by all stakeholders and a structured social dialog. In more than 25 subsidiaries and entities around the world, local diversity/professional gender equality committees were created, bringing together company and employee representatives, and dedicated liaison officers were also appointed. The agreement is monitored jointly by the Group and the UNI global union; it gave rise to two meetings in 2022, one as part of a plenary meeting of the UNI Orange World Alliance, and the other as part of the Worldwide Works Council.

In France, Orange has implemented the sixth agreement on gender equality and work-life balance, signed on December 22, 2021 by Orange SA and three trade union organizations.

The equality in the workplace policy is managed by the Strategic Committee for Equality in the Workplace, the Group’s governance body, comprising namely members of the Executive Committee and which met three times in 2022. It is rolled out within the Group in five areas:

Equal access by women to positions of responsibility

Gender equality in the workplace

Percentage of women - Group	2022	2021	2020
% of women in the active workforce	✔✔ 36.1%	35.9%	36.0%
% of women in supervisory staff (1)	31.8%	31.3%	31.3%
% of women in management networks (2)	✔✔ 33.1%	31.6%	31.1%

(1)   The "supervisory staff" indicator includes employees belonging to the "senior executives" category, which corresponds to the consolidation of levels E, F and G of the French telecommunication collective bargaining agreement (Convention collective nationale des télécommunications, or CCNT). Entities outside France use a document describing each CCNT level to match each of their employees to the appropriate CCNT level.

(2)   These are the executive and leadership networks, which counted 1,343 executives between them at the end of 2022. These managers hold positions of great responsibility within the Group.

✔✔ Item reviewed by KPMG: reasonable assurance.

With regard to gender representation on the Group’s Board of Directors, see also Section 5.2.1.3 Applying the principle of diversity and balanced representation between women and men.

The Group has set a target of 35% women in management bodies by 2025, in line with the proportion of women in its workforce. This objective is integrated into the talent management policy. The Group’s Executive Committee saw its proportion of women increase from 28.6% to 41.7% between December 2021 and December 2022, in particular with the arrival of a new Chief Executive Officer in April 2022 and a Chief Executive Officer for Orange Business Services in May, who are both women. The proportion of women in the management networks, which include more than 1,343 senior executives and leaders, has been rising steadily over the past ten years, gaining nearly 10 points in 10 years, from 23.6% in 2012 to 33.1% in 2022. In the top 10% of positions with the highest responsibility, women represented 32.1% of managers at the end of 2022.

The Group’s ambition is driven by development or mentoring programs, which are offered to high-potential women employees in several countries. In 2022, more than 500 women were supported within the framework of these programs conducted at various levels (Group, division, subsidiary or entity). Access to external women’s networks also provides opportunities for personal development. For example, the PWN network (European Professional Women’s Network) benefits nearly 80 women Orange employees in France, Spain and Romania, and the WIL network (European Network for Women in Leadership) gives 10 women at Orange the opportunity to participate in the Women Talent Pool program. Orange also supports internal employee networks, such as the Orange Business Services DoubleYou network, which promote diversity and have more than 8,000 members worldwide.

In France, pursuant to the law of December 24, 2021 aimed at accelerating economic and professional equality (known as the Rixain law), Orange publishes the proportion of women in its governing bodies and among its senior management. For Orange SA, the rate is 40.7% for its governing body for 2022, compared with a rate of 28.6% in 2021, and 32.1% for its senior management in 2021 and 2022. The three French subsidiaries concerned have posted a rate between 14.3% and 20% for their governing bodies and a rate between 14.3% and 40% for their senior management for 2022.

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Gender balance in all of the Group’s occupations, in particular in technical and digital fields

This is a major area for the Group, which has set itself the 2025 target of having 25% women in these occupations of the future, in which women are underrepresented.

Percentage of women in technical and digital occupations	2022	2021	2020
Group total	21.2%	20.9%	20.5%
o/w Orange SA	23.1%	22.9%	22.5%

The proportion of women in technical and digital roles was 21.2% at the end of 2022. The 2021 roll-out of the Hello Women program aimed to bring the Group closer to achieving its goal. This program seeks to increase diversity in these careers by focusing on four pillars:

−    raising awareness among young girls of the appeal of these careers: this is accomplished through initiatives that bring in Orange’s women engineers and technicians. In France, for example, this can take the form of the "Les intrépides de la tech" project, in partnership with the Simplon Foundation, and events such as the Hello Women Village held in Paris on December 1, 2021. Between 2021 and 2022, nearly 1,000 girls in junior high or high school had the opportunity to learn about technical and digital careers;

−    recruiting more women for the technical and digital professions: the proportion of women in recruitments for these roles was 25.5% at the Group level in 2022. The Group is taking a variety of steps to promote gender balance in these recruitments, such as monitoring the proportion of women at every stage of the recruitment process and requiring that at least one female candidate be shortlisted for each position;

−    retraining women for these careers: in addition to efforts such as classes for women technicians in France, which have helped retrain more than 600 women since 2012, several new partnerships have been established as part of the Hello Women program. These include, for example, the partnership with Sistech in France, which has helped retrain nearly 70 women refugees for careers in digital technology - two of them received training at Orange’s Apprentice Training Center;

−    retaining the women recruited for these positions: this means providing a workplace where women can develop and flourish, for example through measures that allow a healthy work-life balance, tools to fight sexism and harassment, and professional development programs such as the digital coaching conducted in partnership with CoachHub, which will benefit 50 women over two years.

Furthermore, support for female entrepreneurship continued in 2022: the Women Start and #FemmesEntrepreneuses programs, successfully launched in 2018, were renewed and provided assistance to more than 100 women. The initiatives proposed as part of the Orange Digital Centers were also continued. The international women’s award, created in 2020 as part of the Orange Social Entrepreneur Awards in Africa & Middle East (known by its French acronym, POESAM), introduced a new "Coup de cœur" category in 2022, for a total prize of 30,000 euros.

Equal pay for women and men

As part of the global agreement on gender equality in the workplace, the Group has set itself a target of equal pay for women and men for comparable positions by 2025. The pay gap analysis methodology, common to all countries and used by the Group since 2018, is used in all subsidiaries with more than 400 employees to measure pay gaps in a consistent manner. The analysis leads to action plans, adapted to the context of each country, in order to reduce the gaps identified. In 2021, the gaps for comparable positions ranged from +3.1% (in women’s favor) to -10%. Internationally, the pay gap between men and women narrowed the most in the Africa & Middle East region.

In France, maintaining specific budgets for annual salary increases has made it possible to continue closing the gender pay gap which, for comparable positions, was -1.2% at the end of 2021 for Orange SA. In accordance with the French law of September 5, 2018, which sets out the obligation for companies to publish annual indicators relating to the gender pay gap and the actions undertaken to eliminate such gaps, the Orange Economic and Social Unit obtained an overall score of 89 out of 100 points in 2023 for the indicators measured over 2022, compared with 94 out of 100 points for the 2021 indicators. In 2023, the Orange Business Economic and Social Unit maintained its score from last year of 94 out of 100 points.

Work-life balance

In the global agreement on gender equality in the workplace of July 17, 2019, Orange undertook to facilitate the reconciliation between professional and personal or family life, in particular by promoting teleworking and flexible working hours, the right to disconnect and a number of support measures for employees who are parents or caregivers. Since 2020, the health crisis linked to the coronavirus pandemic has accelerated the roll-out of teleworking in all countries where the Group operates, and particularly in countries in Africa & Middle East, where this practice was less widespread. In October 2021, the Group signed the new company Parenting Charter. In France, pursuant to the agreement on equality in the workplace signed in December 2021, Orange SA has, as of 2022, extended the legal length of paternity leave by five days, i.e. 33 days in total, with full pay. A one-day absence is also authorized for the start of each new school year. In December 2022, Orange was recognized for its Parenthood Guide at the Family-friendly Company Awards.

Combating sexism, harassment and violence

As part of the global agreement of July 17, 2019, Orange reaffirmed its commitment to the prevention, detection, reporting and handling of all situations of sexism, harassment and violence. This has led to the development of a framework circulated to all subsidiaries and entities worldwide, to help them handle these situations. In France and Europe, an internal guide titled "The Guide: Harassment, Sexism and Violence: Understanding and Acting" is available to employees in French and English. The Group’s commitment also concerns domestic violence, for which Orange offers employees who are victims, both women and men, and who so request, appropriate support measures. This is the case for Orange Spain, for example, where victims of this type of violence are eligible for flexible work hours, transfers to other locations, and financial support. On November 23, 2021, the Group signed the Charter of Commitment against Domestic Violence and, in 2022, it joined the OneInThreeWomen network of companies committed to this cause. In France, pursuant to the agreement on equality in the workplace signed in December 2021, in 2022 Orange SA began offering employees who have been victims of domestic violence up to five days of leave so they can take care of any administrative issues. On International Day for the Elimination of Violence Against Women, held on November 25, 2022, Orange gave out emergency numbers in its stores, as it did last year. This initiative was announced in a joint press release with the French Ministry for Gender Equality. Orange also posted an online guide that lists digital tools to help curb violence against women.

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4.5.4.2     Orange for equal opportunities in the company

Orange’s equal opportunities policy is based on five dimensions.

Disability

Employment and integration of people with disabilities or cognitive diversity

Employees with disabilities - Orange SA	2022	2021	2020 (4)
Number of employees with disabilities (1)	4,052	4,363	4,748
Amount invoiced by the sheltered employment sector (in millions of euros)	17,0 (3)	17.6	19.1
Employment rate (2)	6.47% (3)	6.51%	6.57%

(1)   Employees with disabilities declared in the DOETH communicated by URSSAF (Unions de Recouvrement des Cotisations de Sécurité Sociale et d’Allocations Familiales - Organizations for the Collection of Social Security and Family Benefit Contributions).

(2)   Employment rate calculated according to DOETH methods communicated by URSSAF.

(3)   Provisional data.

(4)   The 2020 data has been updated.

Orange chose to limit its reporting to the Orange SA scope as the definition of workers with disabilities differs among the Group’s regions. The reduction in the workforce in recent years can be attributed, first, to retirements (at end-2022, 70% of this workforce was over the age of 50) and, second, to the difficulty in recruiting talent that matches the company’s needs, such as engineers and on-site technicians who interact with customers. Orange has nevertheless made a massive recruitment effort by expanding the number of sourcing companies it uses and trying out a "fixed-term contract springboard" approach.

In total, the employment rate of workers with disabilities in 2022 was 6.47%, exceeding the legal requirement of 6%.

Purchases from suppliers in the sheltered and adapted employment sector were maintained in fiscal year 2022 at 17 million euros, despite a sharp decrease in purchasing projects overall. Purchases of network services are gradually shifting toward purchases of network maintenance, with Orange providing support to these structures.

The Neuroteam program, introduced in April 2021 to make cognitive diversity an asset for performance and well-being at work, was rolled out with initiatives to raise awareness among all employees and to produce materials, such as a guide and an e-learning course, that support recruitment and management efforts. The program was presented to the trade unions, and the topic of neurodiversity was addressed in a special presentation to the Occupational Health and Prevention teams, followed by four other discussion sessions with prevention and healthcare stakeholders in the AMEA region and social workers.

Origins

Orange is a member of the Club du 21e siècle (21st Century Club) and, as such, participates in discussions to improve the inclusion of socio-cultural diversity within the company and better understand the expectations of internal and external audiences. In 2022, the Group also joined "Refugees are Talent," a collective of companies working toward refugee inclusion. The Group also supports the National Diaspora Days. This event, now in its ninth year, was attended by more than 5,000 participants in France and more than 100 companies, including 60 from Africa.

Integration of young people

On December 17, 2021, Orange renewed its intergenerational agreement for the 2022-2024 period. The agreement covers the Group’s companies in France and addresses three major areas: the long-term integration of young people into the workplace, the employment of seniors, and the transmission of knowledge and skills. To facilitate the career development of young people and boost their employability, the Group supports structures and initiatives working to promote equal opportunities. In France, the wide range of associations supported allows it to cover all educational and academic levels: Article Un, Nos Quartiers ont des Talents, Proxité, and Capital Filles (in France and in Romania), as well as Énergie Jeunes, JOB IRL and Ptech. Orange has also launched a pilot program to develop international mentoring and promote multicultural exchanges through a digital platform provided by the GMI (Global Mentorship Initiative). Teleperformance is also involved in this pilot.

Identity

The Group is an active member of the French association "L’Autre Cercle," which aims to increase LGBT+ inclusion in the workplace. As such, Orange reaffirmed its commitment by participating in the collective "re-signing" of the charter on June 29, 2022, along with 26 other organizations. To assess the level of inclusion, the Group, in conjunction with Ernst and Young, co-sponsored the third biennial L’Autre Cercle survey conducted by IFOP, and also organized a debriefing on the results at its headquarters on June 12, 2022. Nearly 30,000 employees working at 53 signatories to L’Autre Cercle’s LGBT Commitment Charter responded to the survey, of which 11% were Orange employees. 70% percent of LGBT employees feel seen at Orange, 5% more than at the other companies, and 95% consider Orange to be an LGBT-friendly company. However, 31% of LGBT+ employees have experienced at least one LGBT-phobic aggression (versus 24% for the total sample).

Since its creation, the Group has supported the internal Mobilisnoo network of LGBT+ employees and friends, and facilitates information for employees, in particular thanks to the LGBT+ Guide "Sexual orientation and gender identity: understanding and taking action at Orange in France." In 2022, the in-store campaign was renewed to mark International Day Against Homophobia and Transphobia (IDAHOT) on May 17.

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Personal opinions

In France, a training course is available to operational managers and HR departments to help them understand the expression of religious beliefs in the workplace. Nearly 450 people have participated in the sessions to date. In addition to training, a guide titled "Expression of religious beliefs in the workplace: understanding and taking action at Orange in France" provides concrete answers to employees’ questions about the principles of non-discrimination, the restriction of religious freedom, and proselytism.

In terms of publications, the Diversity and Inclusion Department took part in the drafting of a work titled Religion, religious teachings and management, published in September 2022, and the case study titled Orange: how should management interpret and deploy the company’s diversity strategy? was published at the International Center for Case Studies and Educational Media (Centrale internationale de Cas et de Médias Pédagogiques). Lastly, a research project was launched on how training impacts the way religion is managed in the workplace, with a final assessment expected in 2023.

4.5.4.3     Digital equality

See Section 4.5.5.2 Orange promotes responsible use - Inclusive artificial intelligence.

4.5.4.4     Orange promotes employee commitment

Orange facilitates the commitment of its employees to inclusion by making it possible for everyone to volunteer, be involved in a skills sponsorship, or donate their time:

−    to the employee volunteering program, which until now has been mainly used reinforce in-store staff during busy periods, and which has been extended to training in digital workshops and the Orange Digital Centers, in addition to the work of partner associations. In 2022 in France, more than 3,000 Orange employee volunteers took part in two major programs: Digital Workshops (online, outside, stores) and Employee Workshops (online, 30 minutes or 1 hour): OneNote, Teams and Visio. In addition, Orange runs a volunteer program called "Volunteer for the integration of young people" among its employees in France. In 2022, more than 600 Orange volunteers offered support through individual or group mentoring to more than 40,000 young people from eight associations supported by the Group;

−    to the existing skills sponsorship program, open to employees starting their p-retirement leave period (see Section 4.3.5. Work organization - Working hours organization); this program is extended to all employees in a transition period or between two positions for one-off assignments during their professional career, and is particularly aimed at young people and people in situations of difficulty (Orange Solidarity); it reinforces the solidarity initiatives carried out in the Orange Foundations;

−    to local volunteering by teams of employees during solidarity events.

4.5.5      Providing the keys to using services with confidence

In addition to its commitment to inclusion, Orange is working to ensure that its services are used with confidence.

Above all, Orange ensures the protection of the personal data entrusted to it. Orange has also implemented a policy to support the proper use of digital technology, taking into account the recommendations of international health authorities. It is aimed at Orange employees, in particular marketers and communicators, as well as users of our products and services, to help them adopt the good habits described in the Group’s policy (Section 2.2.3.2.5.1 Policy on the responsible uses of digital technology).

4.5.5.1     Data protection

4.5.5.1.1      Monitoring of the personal data protection approach

Governance

The implementation of the governance program on personal data protection is monitored by the Group Security Department and the Personal Data and Security Department of the Group Legal Department. In 2020, a security statute and objectives were presented to the members of the Group Executive Committee and the members of the Board of Directors. A survey was also conducted by an external firm to assess Orange’s position in relation to its European peers, measure progress since the most recent benchmarking and identify areas for improvement.

Operational organization

The approach taken by the Group Security Department is assessed annually to verify compliance with the Group Security Standard. The annual entity reviews involve exchanges of information between the Security Department and the entities’ management, involving relevant members of the Executive Committee. They assess the entities in terms of data security and suggest areas for improvement. The self-assessments carried out in 2022 on the scope of entities in Europe and Africa (operator subsidiaries and Group support functions, representing more than 90% of the Group’s revenues) helped, for example, to correct vulnerabilities or structure security organization systems in certain subsidiaries.

In terms of personal data protection, all "Operator" subsidiaries in Europe and Orange Business Services had a Data Protection Officer (DPO) in 2022. The DPO network is managed by the Group DPO under the framework of the Data Protection Committees; it meets very regularly to ensure the proper roll-out of the compliance approach in line with regulatory developments, to share best practices, and to address common challenges in the roll-out of the Group’s cross-functional projects as well as legal matters relating to data protection. Several hundred people in the Group spend all or part of their time maintaining this continuous improvement approach and supporting the businesses.

Furthermore, associated with this network are numerous multidisciplinary committees in the entities and in the central functions that regularly deal with the roll-out and any compliance issues that may arise. The Legal Department, the DPOs and the security experts are members of these committees. This structure has made it possible to ensure that the program has been well understood down to the individual business level. It complements the monitoring process of the Group’s Security Policy.

For entities in the MEA region, regional staff, like their European counterparts, are made aware of personal data protection through meetings. Legal requirements in the MEA region are monitored and sharing is organized on a regular basis for the application of texts within the above-mentioned network.

Awareness-raising and training

Training continued in 2022 with more than 23,000 employees completing cybersecurity courses, on topics such as the basics of cybersecurity, the GDPR, encryption tools and cyber defense measures. This represented more than 214,000 hours of training for the Group.

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As in the area of security, the Security and Personal Data Protection network provides support to raise all employees’ awareness of the risks and ensure that everyone adopts best practices. An employee data protection charter and the Group’s internal data protection policy are available on the corporate Intranet. The Group’s DPO has distributed a general personal data protection guide in five languages. The entities have promoted follow-up e-learning or in-person training sessions.

Controls

In 2022, three Group entities, of which two in the MEA region and one in France, were subject to on-site evaluations to verify the proper implementation of the Group Security Standard, share best practices from other subsidiaries, and collect their own best practices. In 2022, the European countries (France, Spain, Poland, Slovakia, Romania, Belgium and Moldova) maintained their score for compliance with the Group Security Standard at over 90%. Efforts continue in the MEA division and the score for compliance is improving, thanks in particular to help from the shared skills center. The aim is to reach 90% by 2025.

The results are shared with the members of the Group’s Executive Committee to adjust the action plans according to the areas for improvement identified.

To ensure the effectiveness of protection of the information created, processed and stored by the Group, more than 1,000 manual technical and non-technical audits (intrusion tests, regulatory audits, organization audits, etc.) and more than 100,000 automated audits (vulnerability scans and code audits in particular) were carried out in 2022.

Monitoring indicator	2022	2021	2020
% of operator entities in Europe with a DPO	100%	100%	100%
% compliance with Group requirements: security organization theme (Group average)	90%	89%	87%
% compliance with Group requirements: security management system theme (Group average)	90%	89%	85%

4.5.5.1.2      Cybersecurity offers

Orange’s ambition is to offer state-of-the-art cybersecurity services, whether in the core network or stand-alone, to 100% of its customers by 2030.

Orange Cyberdefense

In May 2018, Orange combined its cyber activities within the Group’s Strategy and Cybersecurity Department (DSCS) in order to strengthen the security of the Group’s systems and networks. The aim was both to ensure a high level of internal cyber defense and to develop Orange’s commercial activities in this strategic area.

Orange Cyberdefense combines the legacy security expertise and infrastructure of Orange Business Services (OBS) with those of Atheos, acquired in 2014, Lexsi, acquired in 2016, SecureData and SecureLink, acquired in 2019, and SCRT and Telsys, acquired in 2022. Orange Cyberdefense thus has the critical mass needed in this consolidating market, and the capacity to support its customers locally in all their geographies.

With 17 SOCs (security operations centers) and 13 global CyberSOCs, an epidemiology laboratory and an internal research center, Orange Cyberdefense’s know-how was officially recognized in France by the French information systems security agency (Agence Nationale de Sécurité des Systèmes d’Information, or ANSSI), which awarded Orange Cyberdefense the following three main certifications: PASSI (Prestataire d’audit de la sécurité des systèmes d’information - information systems audit), PDIS (Prestataire de détection des incidents de sécurité - security incident detection) and PRIS (Prestataire de réponse aux incidents de sécurité - security incident response).

Orange Cyberdefense benefits from the multiple OBS locations around the world, and leverages Orange’s 30 years of experience in securing at-risk infrastructures for SMEs, multinational corporations and local authorities. Orange Cyberdefense also benefits from its presence in nine European countries (Belgium, Denmark, France, Germany, the Netherlands, Norway, Sweden, Switzerland and the United Kingdom) and from the security expertise of more than 2,700 employees in France and around the world. This expertise, particularly in the area of research and threat awareness, is shared openly through the publication of the Security Navigator guide. Furthermore, thanks to the concrete actions taken by the Orange Cyberdefense teams on an ongoing basis, more than 200 malicious sites are detected and shut down every day.

Orange Cyberdefense is also a training entity which, for more than 15 years, has provided a training offer dedicated to cybersecurity - from regulatory compliance to threat prevention. The training modules proposed and their formats are adapted to the requirements of the entity in question (private companies, local authorities and hospitals).

Orange is now positioned as a major player in the cybersecurity sector in Europe, with 977 million euros in revenues in 2022 (+14% on a comparable basis compared with 2021). Orange Cyberdefense was assessed as:

−    a "Leader" in the Forrester Wave™ Managed Security Services Providers (MSSPs) Report for 2022;

−    a "Leader" in the IDC MarketScape for European Managed Security Services;

−    a "Leader" in the Everest Group Managed Detection and Response (MDR) Services PEAK Matrix Assessment 2022;

−    "Very Strong" in the 2023 Assessment Report of GlobalData - Global Managed Security Services.

Cyber protection for all customers

In addition to the Orange Cyberdefense offer, Orange also proposes a range of offers to protect all of its customers, both B2B and B2C. For example, in France, Orange has positioned itself as a trusted operator for B2B customers:

−    the Cyberfilter service offers protection for Internet browsing over the mobile network, with alerts when accessing a site that Orange has identified as malicious. This solution can thus detect viruses and verify that an email address has not been the subject of a data breach on the web. It also tests URLs for the risk of phishing;

−    the Suite de sécurité pro (professional security suite) protects customers’ personal and professional data as well as their bank details, blocks fraudulent sites, and secures equipment against new potential threats;

−    the SugarSync solution enables encrypted access to and sharing of all types of documents. It also allows documents to be shared with employees or customers while defining the rights for each of them and any back-up rules.

And as a trusted B2C operator:

−    the Free Mobile app, "Orange Téléphone," provides protection against unwanted calls by automatically detecting and blocking cold calls and malicious calls, and identifying professionals thanks to its reverse directory look-up; it provides information premium-rate numbers and their costs and enables fast and easy access to the main emergency numbers;

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−    Orange also offers its customers various parental control solutions for mobile phone and TV (see: Section 4.5.5.2 Orange promotes responsible use).

4.5.5.2     Orange promotes responsible use

Orange has implemented a responsible marketing policy and offers its customers support for best practices.

Internally, Orange’s marketing and communications community is given guidelines and is further strengthened through forums, webinars and discussions about responsibility issues such as "purpose," "rational use," and "objections to CSR." In 2022, a European subsidiary Marketing/CSR community was created to promote the incorporation of responsibility aspects into Orange’s products and services. This community met once a quarter to discuss topics related to circular economy and digital inclusion offers and to hear from outside speakers.

See Section 4.1.5 Understanding of the Group’s CSR challenges and commitments by all employees.

Information on environmental impacts

To allow customers to identify the most environmentally friendly mobile phones, Orange has implemented an eco-rating label, which provides information on durability, reparability, recyclability, carbon impact, and impact on resources (see Section4.2.2 Establishing the circular economy - Eco-design of products and services). In France, Orange offers its customers tools to help them understand the carbon footprint generated by their use of digital technologies so they can then reduce it. Customers can go to the carbon footprint page on MySosh and My Orange to monitor the impact (in CO2 equivalent) of their digital use on the Internet and on mobile networks. This "Carbon footprint" service is available in the customer portals and on the Orange mobile apps. In addition to this "Carbon footprint" service, customers can receive tips to encourage more responsible use.

In 2022, the Orange teams came together to discuss the rational use of digital technologies and changes in marketing offers. In France, a major public consultation campaign was launched in January 2023 to answer the question "how can we work together to reduce the environmental impacts of digital technologies?". This means building a sustainable ecosystem together and identifying concrete actions to better use digital technologies on a daily basis and to limit their impact on the environment.

Rights and protection of minors

About one in three Internet users in Europe is a child. Statistical studies show that, every year, children access the Internet at an increasingly young age on a wide variety of devices, sometimes without adult supervision. This means they could be exposed to harmful online content and behaviors. Orange has made the rights and protection of children a priority and aims to ensure a safer Internet. Orange promotes the offer of parental controls across its entire scope, with the following results in Europe:

Active parental controls in Europe	2022	2021	2020
Number of active parental controls	675,256	625,976	536,362

Orange has developed an indicator to monitor the activation of the parental control service on mobile phones, tablets and computers. This indicator was selected to estimate adults’ awareness of the need to protect children from inappropriate content based on their age and maturity. The challenge that parents and educators face is how to give children access to digital technologies starting at age 9 (14 in France) so they can exercise their digital rights (right to education, information, freedom of expression and to be heard, privacy, etc.), while also protecting them from sensational media coverage, exploitation and abuse by adult users, cyberbullying by their peers, overuse, excessive consumption, and access to inappropriate content. As a "trusted partner," Orange must provide the keys to a responsible digital world.

To do so, Orange offers a wide range of tools and training courses to children and their families to avoid the pitfalls of the Internet. Here are a few examples of what European countries are doing:

−    Poland, Spain, Slovakia and France provide mobile offers with limited access to certain mobile apps so that parents can manage their children’s use. Orange in Poland offers "Safe Starter for Your Kid," a low-cost offer including parental controls and unlimited calls with a parent. Orange in Spain offers "Kids Ready," a subscription with unlimited calls between family members and the child, even if the plan limit has been exceeded. Parental controls can be set up in MyOrange, and a geolocation service for the child is also offered. Orange in Slovakia offers "Prima Kids," including unlimited calls between both parents and the child. Parental controls are included for two months and then offered as an option. Orange France offers its customers parental controls on mobile phones, PCs and TV and is continuing its partnership with the digital coach Xooloo to offer more comprehensive family protection; in accordance with the CNC Télécom et Jeunesse opinion, Orange France systematically provides information and offers free protection tools for minors (parental controls, option to block multimedia purchases and SMS+) and dual information by SMS when subscribing to a mobile line for a minor;

−    countries have also introduced information, workshop and training initiatives (mainly virtual since 2020). In Spain, the Por Un uso Love de la technologia programs provide information and webinars to parents, such as "educa Internet", a platform developed with the Politécnica de Madrid University to support learning and teaching about the safe and responsible use of technologies, and "activista love", to provide teachers with a set of prompts and technologies they can use in the classroom to tackle issues related to the responsible use of technology. In Belgium, through the Orange Digital Center, the "wetechcare" program offers online classes with interactive content on a variety of topics such as online security (including cyberbullying) and digital parenting. Orange Poland supports education on online security for children in elementary school and among parents and educators in nursery schools across Poland. In 2022, Orange Poland launched the "Take care of children’s brains!" campaign to promote the introduction of rules on mobile phone home screens and a "The body does not determine" awareness campaign. These campaigns have reached more than 2 million people. In Slovakia, the www.beznastrah.online site is dedicated to Internet security and a safer, more responsible use of digital media for parents, teachers and children, allowing them to interact with specialized psychologists during workshops. Orange France continues its awareness-raising actions through the bienvivreledigital.fr site, which helps families use and understand digital technology.

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In the fall of 2022, the Orange group launched a communications campaign to reiterate its anti-cyberbullying commitment, one of the six values of a responsible and sustainable metaverse. This involved creating Safe Zones for users, first on the Fortnite gaming platform and then on Roblox, in several countries including France. The first goal of these Orange Safe Zones is to provide a fun and educational space where gamers can win rewards by completing a quiz on the right actions to take when faced with digital dangers. The second goal is to put gamers in touch with cyberbullying experts in a safe and trusted space. In France, gamers are given information on the 3018 telephone number and app (French helpline within the European Safer Internet program), a national, anonymous and confidential toll-free number for young victims of digital violence and their parents.

Electromagnetic waves

The orange.com website has a section on radio waves and health [24] in seven languages, in which the Group provides transparent and up-to-date information, including precautions for use, for all its stakeholders. In 2022, the Group continued to improve the radio waves site. Actions to raise public awareness of issues relating to radio waves are implemented in each country in accordance with their culture and governance: dialog committees organized by health and regulatory authorities, relations with local authorities, public information meetings in certain countries, etc.

Orange has worked with professional federations (GSMA, FFT (Fédération Française des Télécoms - French Telecoms Federation), etc.) of which it is a member, at national and international levels, to publish official information and educational tools online for the general public on the roll-out of networks and mobile phone use. For example, Orange France has had extensive discussions with local authorities.

Orange, through the Mines Telecom Foundation, sponsors the C2M (characterization, modeling and management of exposure to electromagnetic waves) Chair, together with the ANFr (Agence nationale des fréquences - the French Government Agency that manages the country’s radio spectrum). In addition, Orange is involved in international standardization groups dealing with the assessment methods for human exposure to electromagnetic fields such as the IEC (International Electrotechnical Commission) and CENELEC (Comité Européen de Normalisation Electrotechnique - European Committee for Electrotechnical Standardization).

Orange carries out standards assessments on new technologies in cooperation with the entities concerned (3GPP (3rd Generation Partnership Project), IEEE (Institute of Electrical and Electronics Engineers), ETSI (European Telecommunications Standards Institute), etc.).

Orange complies with the authorities’ requirements by displaying the specific absorption rate (SAR) for its electrical radio equipment.

Specific absorption rate (SAR) information	2022 (1)	2021 (2)	2020 (3)
% of European countries in which mobile phone SARs are displayed on the country’s website	57%	66%	60%

(1)   Eight contributing countries (Belgium, France, Luxembourg, Moldova, Poland, Romania, Slovakia and Spain).

(2)   Six contributing countries (Belgium, Spain, France, Moldova, Poland, and Romania).

(3)   Five contributing countries (Belgium, France, Moldova, Poland and Romania).

Health recommendations and a hands-free kit are provided to customers with all mobile devices sold by Orange, across all activity scopes.

Antenna exposure limits are subject to international recommendations and national regulations. All antennas provided by Orange to its subsidiaries are of the same type and meet European standards. The company carries out controls during installation using simulation tools. Internally, in 2022 Orange supplemented its existing training on safety instructions and how to use a dosimeter with two e-learning courses: one that introduces all employees to radio waves and health, and another for radio technicians and engineers. Security scopes are assessed and defined around the antennas; their calculation is based on a tool made available to the subsidiaries by the Group.

A dialog with local resident communities and local authorities is also key to guaranteeing acceptance of equipment that emits radio waves.

The time required to commission a site depends on the regulatory processes and the length of consultation required with stakeholders.

Time required to authorize the commissioning of a mobile antenna	2022 (1)	2021 (2)	2020 (2)
Average time to commission an antenna for a new site	75% from 12 to 24 months 25% from 6 to 12 months 0% from 3 to 6 months	57% from 12 to 24 months 29% from 6 to 12 months 14% from 3 to 6 months	57% from 12 to 24 months 43% from 6 to 12 months 0% from 3 to 6 months
Average time to roll out new technology for a site redevelopment	50% from 6 to 12 months 50% from 3 to 6 months 0% < 3 months	29% from 6 to 12 months 43% from 3 to 6 months 28% < 3 months	28% from 6 to 12 months 72% from 3 to 6 months 0% < 3 months

(1)   Eight countries (Belgium, France, Luxembourg, Moldova, Poland, Romania, Slovakia and Spain).

(2)   Seven contributing countries (Belgium, France, Moldova, Poland, Romania, Slovakia and Spain).

Of the eight European countries that responded in 2022, 75% take between 12 and 24 months to develop a new site. These delays are mainly due to obstacles encountered during commissioning with town halls, lessors, local residents or other stakeholders. Similarly, 50% of European countries take 6 to 12 months to roll out new technology on an existing site. Orange’s objective is to shorten these roll-out times as much as possible, while maintaining a period of consultation. The longer times required to install and commission antennas reflect the growing awareness among populations and local authorities in Eastern European countries.

Orange introduced the risk of non-compliance with safety instructions by employees and subcontractors in its 2021 Vigilance Plan. The Group ensures that Orange technicians working on antennas in Europe are trained in safety instructions, including health aspects related to radio waves. These instructions are sent to subcontractors and recalled in the prevention plans during on-site operations.

Inclusive artificial intelligence

Internally, Orange plans to use artificial intelligence in accordance with the charters and labels to which the Group is already committed (see Section 2.2.3.2.5.3 Policy on the use of artificial intelligence). The Data AI Board defines and monitors the implementation of procedures across the entire production chain. Compliance with ethics, explainability, sovereignty and data democracy, training and more are all part of the systemic approach adopted to ensure that value is synonymous trust.

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To reflect its commitment to digital equality, Orange launched the International Charter for Inclusive Artificial Intelligence along with the Arborus Endowment Fund in 2020. This charter aims to create a framework of trust in the way AI systems are designed, developed and used. Based on seven commitments, it is a reference document for companies implementing AI. It aims to promote diversity by ensuring that the entire data value chain is responsible and that discriminatory biases are identified and controlled. Since its launch, this charter has been signed by 116 organizations and companies at the end of 2022, including Orange. To capitalize on this voluntary action and launch a collective dynamic of sharing good practices, Orange and the Arborus Fund launched the Club for Inclusive AI in December 2021, bringing together all the voluntary signatories to push forward their actions with a view to facing future challenges. Lastly, in November 2022, the Group once again obtained GEEIS-AI [25] label, which was issued for the first time in December 2020 by Bureau Veritas. The certification body highlighted the progress made in two years, in particular through the establishment of clear governance on ethical and responsible AI.

Orange is a founding member of the Impact AI collective, which now has more than 50 members (Microsoft, Bouygues, Epita, Simplon, Accenture, Cap Gemini, etc.). This organization has made France a leader when it comes to trusted artificial intelligence. The organization has been involved in discussions with the European Commission and in the industry’s preparations for the release of the "AI Act," the future European regulation on AI which, like the GDPR, uses a risk-based approach and will have significant implications for compliance, in particular for high-risk AIs (healthcare, HR, education). It offers many programs to encourage a massive acculturation to artificial intelligence systems and the challenges of algorithms through events such as the AI Act Day, which brought together more than 500 decision-makers and data analysts in December 2022.

. Impact AI supplements the mechanisms designed by the Group to ensure that the artificial intelligence developed in-house guarantees respect for human rights and fundamental freedoms.

In addition, the Group is a partner and member of the Strategic Committee of Objectif IA (Objective AI), an e-learning program developed by OpenClassrooms along with Institut Montaigne and the Abenoa Foundation, aims to train 1% of the French population in AI subjects.

4.5.6      Orange’s commitment to respecting human rights, freedom of expression and the protection of digital privacy

4.5.6.1     Human rights impact assessment and remediation

Since 2012, through Verisk Maplecroft [26], a specialist external firm using a methodology based on United Nations and OECD standards, Orange has prepared a customized assessment of the risk incurred in terms of respect for human rights in each of the countries where Orange is an operator. Orange determines more precisely the criteria corresponding to its assessment of the human rights risks incurred as a result of its activities and geographies. As such, 14 dimensions of human rights are considered in the form of risk criticality indexes to provide an aggregate rating, country by country. These dimensions were redefined in 2022 to ensure balanced coverage of the three areas, namely:

−    degree of democracy, including government stability and the degree of democratic governance, independent judiciary, rights of minorities (35.7%);

−    basic rights of workers, including the absence of forced labor and child labor, anti-discrimination, freedom of association and the right to collective bargaining, protection of women (35.7%);

−    the business climate for Orange, including business ethics, freedom of opinion and expression, right to privacy, digital access (28.6%).

The 2022 human rights impact assessment carried out for the entire Orange operator scope, using scores assigned by specialist firm Verisk Maplecroft to the three areas of democracy, workers’ rights and business climate, showed that two countries in which Orange is present require sustained attention in terms of respect for human rights and fundamental freedoms. These countries are the Democratic Republic of the Congo and the Central African Republic. In total, 432 people are directly employed by Orange in these two countries, serving more than 14,3 million customers. The firm also determined that 14 other countries in the Africa & Middle East region require special attention in terms of human rights and fundamental freedoms. In total, 13,438 people are directly employed by Orange in these countries [27], serving more than 130,6 million customers.

In order to fully exercise its power to oppose any unjustified request to interrupt service or requisition data, Orange also verifies the latest legal provisions allowing the authorities to request network cuts, service reductions or communication interceptions, particularly before elections are held. In fact, requests for service interruption from governments are increasingly concurrent with the electoral process (in the run-up to an election and during the election itself, including the counting period). To prevent this risk, Orange activates p-crisis units, jointly coordinated by the MEA region Security and Business Continuity Departments, which are operational from the p-election periods until the results are announced. With the involvement of the subsidiaries concerned and the support of the Group Security Department, they verify the implementation of procedures enabling employees to continue their essential activities in complete safety. The number of annual service alteration or interruption requests decreased this year, with the electoral periods in Orange’s scope of activity being shorter than last year. Orange acts in respect of the principles of the GNI (Global Network Initiative) (see Section 2.2.3.2.4.1 Impact study on human rights and fundamental freedoms).

Despite striving for constant dialog with the authorities, Orange is sometimes prompted, in liaison with the GNI and non-governmental organizations, to challenge opinions on discriminatory behavior or behavior that undermines respect for human rights and fundamental freedoms.

Orange may receive several different and simultaneous requests from the authorities: to reduce Internet speeds, limit access to certain social networks and interrupt various categories of telecommunication services.

Monitoring indicator	2022	2021	2020
Number of major incidents handled	1	4	10

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Orange handled one major incident as a potential invasion of privacy in 2022, in accordance with GNI principles. In this instance, Orange did not receive sufficient assurance in terms of legal formalities to respond favorably to the request to provide certain personal data to the authorities.

Like other GNI member companies, Orange is regularly and independently assessed on its progress in implementing the GNI principles. The aim of the assessment is to enable the GNI’s Board of Directors to determine whether each member company is making good faith efforts to implement its principles as part of a continuous improvement approach. The independent assessment, which includes both an examination of the company’s processes (systems, policies and procedures) and an examination of specific case studies, concluded in November 2022 that implementing the GNI principles is indeed a priority for the Group, that the principles are integrated into Orange’s policies, and that Orange is making good faith efforts to implement the GNI principles in a process of continuous improvement. These findings are published twice a year by the GNI in its GNI Public Assessment Report.

4.5.6.2     Promotion of human rights and fundamental freedoms

Orange renewed its signature to the United Nations Global Compact in 2022, in accordance with the fundamental principles set out in the Universal Declaration of Human Rights and the International Labor Organization.

Orange works to promote human rights and fundamental freedoms and defends their values, particularly with regard to the responsibility it intends to assume in respect of its supply chain. Orange actively respects human rights in its sphere of influence through the following collective initiatives:

−    by promoting an open dialog with suppliers, employee representatives and the authorities during the human rights due diligence processes initiated by companies, through its participation in the GNI 2022 Annual Learning Forum and in a roundtable for the Danish Institute for Human Rights;

−    with an appeal for a just transition to an audience of European industrials during its presentation at CSR Europe’s Leader Hub;

−    by demonstrating the impact of the duty of vigilance for multinational corporations present in Africa, at a symposium organized by the French Council of Investors in Africa (CIAN) and Affectio Mutandi;

−    as part of the JAC, a human rights working group was created in 2021. In 2022, its work was focused on four themes: forced labor, child labor, decent wages and conflict minerals.

Orange has undertaken an initiative to share good practices between companies on these issues through its participation in the French association, EDH (Entreprises pour les Droits de l’Homme - Businesses for Human Rights). In 2022, Orange participated in the work on the implications of banning imports of products made by forced labor and on whistleblowing and whistleblower protection mechanisms. In this context, Orange presented its consistent approach of involving stakeholders in vigilance approaches.

Other aspects related to respect for human rights and fundamental freedoms are described in the various sections of this chapter.

Note on methodology - social data

The social data in this section is based mainly on data for which reporting is still being developed. The methodological specifications or limitations of some indicators are provided below and include a compilation of the details given in the indicator tables.

Countries with social offers

A social offer aims to allow people with low incomes to access and use telecommunication services, including Internet access. Taking into account the characteristics of the local market in each country, the offer must either target populations with no access to digital technology because they lack sufficient means, or enable access to low-cost or at-cost Internet service, potentially without a commitment and with a subscription. It may be supplemented by access to low-cost equipment (preferably a PC) and by training to learn basic digital skills. A country is considered to have a social offer based on its catalog offer at December 31 of the year in question.

Countries with affordable devices

An affordable mobile handset has to offer Internet access. In the Europe 8 region, this means a handset whose purchase price is less than 15% of the monthly GDP per capita of the country in which it is marketed. In the MEA region, this means a handset in the Sanza range, or a handset that costs less than the Sanza Touch (40 US dollars). A country is considered to have an affordable device offer based on its catalog offer at December 31 of the year in question.

Countries with payment installment plans

A payment installment plan can be a lease, a payment included in a subscription, a consumer credit, etc. In MEA, the type of plan is a loan available to eligible customers for certain models. A country is considered to have a payment installment plan based on its catalog offer at December 31 of the year in question.

Audience for informational and educational content on digital issues and their responsible uses

The audience is characterized by the number of sessions on Orange group websites that provide information and education for a wide audience on digital issues and their responsible uses. These include: bienvivreledigital.orange.fr, orangedigitalcenter.orange.fr, fundatia.orange.md, fondationorange.com, fundacja.orange.pl, beznastrah.online, usolovedelatecnologia.orange.es, etc…

Number of beneficiaries of workshops or training courses

A beneficiary is a person or organization that Orange has helped to acquire digital skills, in person or online, regardless of length or form. This can mean workshops, training courses or MOOCs, webinars, hackathons, master classes, etc. Beneficiaries include people who benefit from programs specific to Orange and those offered by Orange’s partners and the Orange Foundation, as well as organizations, such as the startups that have received support. A beneficiary is equivalent to a participant in one of the programs, and the same person can represent several beneficiaries.

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4.6     Suppliers and subcontractors

At the Group level, Responsible Purchasing commitments continue to be rolled out, notably with the widespread introduction of the CSR clause in new contracts signed (or renewed) and the training program for buyers on CSR issues in the supply chain. The decline in 2022 in the percentage of buyers who received appropriate CSR training for their role can be attributed to the overhaul of the training that will be rolled out in 2023. In the meantime, a special effort is being made just for new hires in purchasing roles.

	2022	2021	2020
% of contracts signed including the CSR clause	✔ 96% (1)	92% (2)	94%
% of buyers having completed dedicated CSR training during the last two years	✔ 50% (3)	96% (4)	88%

(1)   data collected for a scope representing more than 97% of 2022 revenues and Orange Bank. The Group percentage corresponds to the ratio of the sum of the contracts with CSR clauses in each country to the sum of the contracts and amendments signed during the year.

(2)   data collected for a scope representing 95% of 2021 revenues and Orange Bank. The Group percentage corresponds to the simple average of the percentages of each country.

(3)   data collected for a scope representing 98% of 2022 revenues and Orange Bank. The Group percentage corresponds to the ratio of the sum of buyers trained in the last two years to the buyer workforce at December 31, 2022.

(4)   data collected for a scope representing 93% of 2021 revenues and Orange Bank. The Group percentage corresponds to the simple average of the percentages of each country.

✔ Item reviewed by KPMG: limited assurance.

"Supplier Relations & Responsible Purchasing" label

In 2022, Orange France’s Purchasing Department once again obtained the Supplier Relations and Responsible Purchasing label issued by the French Ministry of Economy and Finance, Business Mediation and the National Purchasing Council. This label is awarded for three years, subject to successful completion of the annual interim assessments. In 2022, Orange France’s procurement also passed an ISO 20400 maturity assessment and was awarded the "significant" level (third level out of four).

Measuring and reducing the carbon footprint of purchases and supplies

Orange has set a target of reducing its scope 3 emissions by 14% between 2018 and 2025. The purchasing scope represents 81% of scope 3 emissions, of which nearly 43% relate to purchases of customer and technical equipment and 36% to the provision of services. Meeting this target will require joint action with suppliers in areas such as logistics and production processes, the design and manufacture of products or the provision of services, and the way purchasing is carried out. As part of its global responsible purchasing approach, Orange has implemented a number of initiatives to increase the transparency and traceability of its supply chains’ carbon footprint.
In 2021, the Group’s Purchasing Policy was updated to reinforce the integration of environmental transformation challenges and incorporate the decarbonization of activities into its missions, with a paragraph explicitly titled "Contributing to the implementation of Orange’s social and environmental commitments." This section requires that environmental criteria be incorporated into purchasing and procurement decisions, and that the relevance of the purchase be questioned by considering alternatives (internal solution, reuse, use of refurbished equipment, etc.) and, in the case of energy, by increasing purchases of decarbonized and renewable energy (see Section 4.2.1.2 Use of electricity from renewable sources.

In 2018, Orange launched a program aimed at creating the right operating conditions for network and IT equipment circularity (4Rs principle: reduce, reuse, repair, recycle). This approach combines financial performance and environmental performance with specific demands placed on our suppliers. Within the GSMA, Orange helped draft a white paper [28] titled Circular economy for Network & IT, published in March 2022, which makes nine joint recommendations to extend the service life of network equipment by including them in a reuse, refurbishment and repair model.

In November 2022, the annual CSR Suppliers Forum organized by the Group Purchasing Department brought together about 500 participants, including all of Orange’s major technology suppliers. The theme was reducing greenhouse gas emissions. The Group CSR and Global Procurement and Supply Chain (GPS) departments emphasized Orange’s environmental ambitions and its expectations for its suppliers. Energy efficiency and the circular economy were the central focus of six roundtables and workshops, which brought various stakeholders together to discuss making the decarbonization initiative operational in an ecosystemic approach.

Orange, a founding member of the JAC, actively contributes to its working groups that are dedicated to combating climate change and developing the circular economy in the production chain (see Section 2.2.3.2.1.2 Environmental monitoring framework).

In collaboration with the Carbone4 consulting firm, Orange measured its scope 3 carbon footprint at the Group level for the 15 GHG Protocol categories and identified the major areas of its purchasing that have a significant CO2eq impact. This exercise is a prerequisite to the integration of environmental requirements, bolstered by the CO2eq objectives that will be quantified during calls for tenders or in the course of the contractual relationship. Orange’s approach is to work closely with its suppliers during learning and maturation phase. To date, several calls for tenders have included environmental requirements (life cycle analysis, carbon reduction target, or energy efficiency target). As a result of the joint work between the Finance & Performance Divisions, Orange Innovation and the Group CSR Department, Orange decided at the end of 2022 that the weight of the CSR score in responses to calls for tenders would be 20%. This rule will be applied to all stakeholders in 2023.

For its supplies, Orange assesses the carbon footprint of all customer equipment distribution flows and the energy consumption in the logistics warehouses, for all European countries and certain countries in the Africa region (Egypt, Morocco, Senegal). The footprint measurement scope was expanded in 2022 to Telecom Network equipment flows and return flows (reverse logistics) in certain countries, including France and Poland.

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This work conducted in 2022 allowed for the roll-out of various action plans aimed at reducing the carbon footprint of the supply chain, such as an increase in deliveries by low-emission vehicles in France, the use of combined rail/road transport for the refurbished box flow, the roll-out of lockers for customers to pick up products ordered online in Poland and Slovakia, and the development of processes to avoid paper printing. At the warehouses, the use of LED lighting, motion detectors and temperature sensors has helped reduce energy consumption.

At the same time, Orange Business Services, as a service provider, must comply with RFPs (requests for proposals) and RFIs (requests for information) that include increasing environmental requirements. The Group therefore demonstrates its own environmental transformation in a way that is consistent with its objectives.

Supplier CSR maturity assessment program for Orange subsidiaries

In addition to the maturity assessments carried out by the BuyIn joint venture on the Group’s main suppliers (network equipment, IT software and hardware, customer devices and service platforms), since 2019, Orange has established an assessment program for local suppliers, which is gradually being integrated by the subsidiaries. Its main objective is to increase the visibility of suppliers’ CSR maturity in order to better mitigate risks and support those who need to strengthen their efforts in this area.

This initiative involves assessing the CSR maturity of suppliers in the high and very high CSR risk categories with a significant annual order value.

Further work on the evaluation process was initiated in 2021 and completed in 2022. Thanks to the feedback from implementation in previous years, from the GPS department and their liaison officers in the subsidiaries, operational clarifications have been made to the procedure in order to better support the subsidiaries responsible for these assessments, with a dual objective:

−    help the subsidiaries achieve operational compliance;

−    give subsidiaries the possibility, when the efficiency of the process is not affected, to adapt certain operations locally by choosing from a list of proposed solutions whose methodology is based on international CSR standards and guidelines, such as the Global Compact, ISO 26000, ILO and GRI.

In this context, 554 current and/or potential Orange suppliers were assessed in 2022 by an external service provider, including 92 at BuyIn’s initiative and 42 at Purchasing France’s initiative. The suppliers identified as needing to improve their CSR performance were asked for corrective action plans.

In addition, specific additional questionnaires may be sent out for certain Orange CSR requirements during the bidding process, particularly in France.

Of the Orange group’s top 100 suppliers in 2022, there were 16 equipment manufacturers potentially affected by the presence of materials that might have originated from conflict areas. Of these 16 suppliers, 14 are signatories to the RBA or the RMI (see Section 2.2.3.2.4.4 Non-use of minerals from conflict areas). Only two suppliers, representing low purchase amounts (less than 3% of equipment expenditure), have not made this policy and due diligence commitment regarding the sourcing and traceability of minerals from conflict and high-risk areas.

Interaction with Orange’s suppliers as part of the JAC

The JAC had 27 members at the end of 2022, versus 18 at the end of 2021. The significant change in the number of JAC members is due primarily to the effectiveness of the audit results pooling program implemented since 2010 for more than 590 high-CSR-risk production sites in 45 countries and at different levels of the supply chain (tiers 1, 2 and 3). Thanks to the JAC, members are not alone in managing the new sustainability challenges affecting the entire supply chain, such as climate change, the implementation of circular economy principles, and the fight against new forms of human rights violations and labor exploitation. In this respect, the JAC has established dedicated working groups in order to adopt common positions and a shared methodological approach aiming to anticipate, monitor and measure the implementation of these principles in order to meet the new due diligence regulations.

In addition to its coordinated on-site CSR audit program (see Section 2.2.3.2.6 Management framework for partners, suppliers and subcontractors) using its own resources, Orange therefore works alongside other operators via the JAC. The JAC has expanded its scope since 2018 with the JAC Academy, an organization whose objective is to train suppliers in the JAC’s audit methodology and incorporate it into their supply chains.

In 2022, the JAC conducted 83 audits, including 68 on-site audits carried out directly by the JAC, 11 using the VAP (Validated Assessment Program) standard, and 4 via the JAC remote protocol. The JAC also carried out 15 anonymous surveys of workers over the phone, specifically about their working conditions. These actions made it possible to reach the level of tier-two and tier-three suppliers (66% of audits and investigations).

The JAC’s actions in 2022 led to the development of 549 corrective action plans, of which 43% concerned conditions related to occupational health and safety, 14% excessive working hours, 13% the environment, 12% compliance with ethics standards, 7% wages, 4% discrimination, 3% failure to comply with standards for child workers, 2% forced labor, 1% non-compliant disciplinary practices, and 1% lack of unions. The audits concerned more than 133,000 employees (64% through the JAC audits, 2% through the JAC remote protocol audits, 19% through the VAP audits, and 15% through anonymous surveys of workers over the phone). In 2022, 464 action plans, including 224 relating to the current year and 240 to previous years, were completed.

Since 2010, the JAC has conducted a total of 910 audits in 45 countries (84% of the audited production facilities are located in Asia), improving the working conditions of around 1.5 million employees.

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4.7     Duty of vigilance

4.7.1      2023 Vigilance Plan

The 2023 Vigilance Plan is in line with the 2022 Vigilance Plan: it takes into account the Group’s strategic policies expressed through its purpose, its commitments and its strategic plans.

4.7.1.1     Policy and governance

In accordance with the governance implemented by the Group, the Vigilance Plan and its report are presented to the Group’s Ethics and Non-financial Performance Committee and the Group GCSERC, before approval by the Board of Directors.

The Group CSR Department is responsible for defining and actually implementing the plan. It coordinates with other Group functions, such as internal control, risk management, compliance, purchasing, human resources, the legal department, security, and the operational divisions (entities, geographic regions, etc.), to roll the plan out to the Group entities and Orange departments.

The Group CSR Department first appointed a manager to roll out the Vigilance Plan in 2020. She is tasked with developing the Vigilance Plan and its report, ensuring its implementation, and instilling a culture of vigilance within the Group and across its upstream value chain.

The person responsible for the roll-out of the Vigilance Plan has three levers to ensure its implementation:

−    a network of duty of vigilance liaison officers, appointed in each Group country and division to implement the plan locally. She helps them gain skills and coordinates the reporting of their operational information, thereby contributing to the risk standards and their management. She relies on foundational processes shared by the Group’s countries and divisions. These liaison officers coordinate their entity’s actions and any subsidiaries that report to it. They then have all their work approved by the Board of Directors of their legal entity or, for the Orange SA divisions, by the Management Committee;

−    a Vigilance Plan operational committee, comprising members mainly from the CSR Department, Internal Control, the Risk Management Department and the Legal Department. It meets regularly to define the new operational guidelines, priorities for action, and the development of the plan;

−    the Audit and Internal Control functions, which are also involved in implementing the Vigilance Plan. In collaboration with Internal Control, a self-assessment questionnaire on CSR governance and on the roll-out of the Vigilance Plan is sent to all the Group’s entities and subsidiaries every year. The responses to this questionnaire are analyzed to measure progress on the roll-out of the plan and identify any areas that need attention. The CSR control environment produces a half-yearly "risks/compliance/internal control" dashboard.

4.7.1.2     Scope of the Plan’s roll-out

The plan is intended to be rolled out across all of the Group’s divisions and subsidiaries based on the Group’s risk management methodology. In 2022, Orange aligned its reporting with the scope of the Group’s consolidated subsidiaries, compared with the reporting in previous years, which covered a selection of countries representing 95% of the Group’s revenues.

In 2022, Orange evaluated the roll-out of its plan based on three criteria:

−    the appointment or designation of the person responsible for the Vigilance Plan at the entity;

−    local implementation of Group mapping in the entity;

−    approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance.

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4.7.1.3     Risk mapping

The 2023 Vigilance Plan includes updated risk mapping based on the action plans implemented in 2022 and on the lessons learned from the stakeholder dialog (see Section 4.1.1 Listening to stakeholders) on the duty of vigilance.

It consists of four categories of risks represented in the map shown below.

For 2023, the assessment of the "Human health, safety and security" and "Lack or shortcomings of Vigilance Plan" risk categories remain unchanged. Adoption of the European Due Diligence Directive could require a revision of the risk standards.

The probability of the "Environmental damage" category is increasing due to its medium- and long-term risk related to "Orange’s failure to meet its commitments to the environment and to implementation of the circular economy" (see Chapter 2.1.4).

The probability of the "Serious violations of human rights and fundamental freedoms" category is also increasing due to its "Infringement of a child’s right to harmonious education and development" risk. Child labor in the countries in the Africa & Middle East region and in Asia has increased due to the Covid health crisis.

4.7.1.4     Outlook for 2023

To strengthen control of the Vigilance Plan and move into a more operational phase of the roll-out, three main policies have been defined for 2023:

−    as a priority, more robust support is needed to manage the network of duty of vigilance liaison officers in Orange’s countries and divisions, in particular to manage the duty of vigilance risks and the digital tool. The liaison officers would also like to interact more regularly in order to share best practices. Also, certain countries in the MEA region have been less engaged as they see the duty of vigilance law as a European law. To address this issue, more time should be devoted to educating and training these countries to ensure that the importance of the law is clear regardless of the region. Lastly, coverage of the Vigilance Plan must continue to improve, with the systematic appointment of liaison officers in the countries and divisions where this has not yet happened (see table below - KPI no. 4). Ultimately, the network needs to be transformed into a real community, where information and expertise are shared;

−    the roll-out of the Vigilance Plan should be strengthened in the upstream value chain: suppliers, subcontractors, partners, etc. This can be accomplished by continuing the efforts that began in 2022 on the third-party assessment mechanism, in order to harmonize practices across all countries while ensuring closer monitoring of the controls performed. In this regard, significant improvements were initiated in 2022 to enhance the CSR assessment of the merger/acquisition and supplier processes. Lastly, the Supplier Code of Conduct was revised in 2022, mainly to introduce more demanding environmental requirements. It will be widely distributed to Orange’s countries and divisions in the first quarter of 2023;

−    lastly, communication on the duty of vigilance and its plan should be expanded to target a wider audience and increase the involvement of certain stakeholders, such as employee representative bodies. Internally, regular debriefings will be held to report on the status of the Vigilance Plan. Awareness will continue to be raised through the e-learning module. The objective is twofold: inform more people about the operationalization of the Vigilance Plan and instill a culture of vigilance.

At the same time, Orange will analyze the impacts of the draft European Directive as it is adopted (organizational impact and integration of new areas) and will distribute its "Duty of vigilance policy and guidelines" to its internal stakeholders.

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4.7.2      2022 Vigilance Plan report

4.7.2.1     2022 Vigilance Plan implementation

The full report is available on the website https://gallery.orange.com/CSR. The results of the action plans for each of the three "Health and Safety," "Human Rights and Fundamental Freedoms" and "Environment" areas are described in the other sections of Chapter 4 Non-financial performance.

The Vigilance Plan roll-out continued in 2022, through a campaign of interviews with the entities on the duty of vigilance and risk mapping, a self-assessment questionnaire on governance, and an assessment of the appointment of duty of vigilance liaison officers in the entities.

The highlights are as follows:

−    Orange held a dialog with its stakeholders on the duty of vigilance and thus has detailed insight into their expectations; building on this dialog, Orange opened discussions with the employee representative bodies on the duty of vigilance;

−    Orange designed two awareness and training modules to further acculturate its employees and ramp up the Vigilance Plan experts’ skills.

In addition, in 2022 the Group’s Internal Audit Department carried out assignments on the roll-out of the Vigilance Plan (Orange Sénégal, Orange Egypte and Orange Business Services).

4.7.2.2     Monitoring of action plans by risk

The monitoring of the Plan by type of risk is summarized in the table below:

Risk	Governance	Indicator	2022	2021	2020
Inadequacy or shortcomings of the Vigilance Plan cluster
1. Lack of risk identification in its operations and in those of its suppliers (risk mapping)	GCSERC, ESPC, Cross-functional Steering Group, CSR/Procurement Steering Committee	Local implementation of Group mapping in the entity (% of consolidated revenues)	81%	N/A (1)	N/A (1)
2. Failure in the design of preventive measures	GCSERC, ESPC, Cross-functional Steering Group	Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance (% of consolidated revenues)	67%	N/A (1)	N/A (1)
3. Failures in the implementation of preventive measures: execution of operations and processes (control systems)	GCSERC, ESPC, BoD, or Management Committee of the Group Entities for Cross-functional Steering	Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance (% of consolidated revenues)	67%	N/A (1)	N/A (1)
4. Failure to provide evidence to authorities on time	ESPC, BoD or Management Committee of the Group Entities for Cross-functional Steering	Appointment or designation of the person responsible for the Vigilance Plan at the entity (% of consolidated revenues)	95%	N/A (1)	N/A (1)
Human health, safety and security cluster
1. Physical or mental disability (death, occupational accident, occupational illness, disability, etc.)	GCSERC, Executive Committee, RPOQLD, WWC, SEC	Frequency rate of occupational accidents (number of occupational accidents with lost time per million theoretical hours worked)	2.32	2.21	2.13
2. Deterioration of working conditions jeopardizing human health, safety and security	GCSERC, Executive Committee, RPOQLD, WWC, SEC	Employee survey: % of employees who "feel that well-being at work is a priority for Orange"	66%	N/A	N/A (2)
	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	231	178	302
Serious violations of human rights and fundamental freedoms cluster
1. Modern slavery or human trafficking within the framework of a known established contractual relationship	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	5	17	20
2. Non-decent working conditions at suppliers’ and subcontractors’ premises: compensation that does not allow an adequate standard of living, right to rest, etc.	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	118	133	167
3. Infringement of a child’s right to harmonious education and development: prohibition of child labor, protection against content unsuitable for a young audience	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	3	5	14
4. Infringement of freedom of association and the right to collective bargaining on working conditions	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	2	6	6
5. Any act of discrimination: recruitment, work, salary, diversity, unfair procedures	GCSERC, ESPC, CSR/Procurement Steering Committee	Number of action plans in the areas handled by the JAC (3)	1	1	9
6. Violation of freedom of expression (in civil society)	GCSERC, ESPC, CSR Department	Number of service interruption requests received from authorities	1	4	10
Environmental damage cluster
1. Inadequate treatment of hazardous waste (poles, batteries, etc.)	GCSERC, ESPC, Environmental Strategy Committee	% hazardous waste recovery	93.1%	95.5%	96.3%
2. Ineffective recovery of used equipment (WEEE)	GCSERC, ESPC, Environmental Strategy Committee	% of mobile phones recovered for Europe	23.1%	20.4%	15.1%
	GCSERC, ESPC, Environmental Strategy Committee	Box recovery rate % of terminations:	66%	71%	N/A
3. Circular economy model (4Rs) not implemented in businesses (Marketing and Networks)	GCSERC, ESPC, Environmental Strategy Committee	% of products for which an eco-design approach was used	5%	N/A	N/A
4. Failure to adapt to a 2°C world (related financial risks)	GCSERC, ESPC, Environmental Strategy Committee	CO2 emitted in metric tons (Scopes 1 & 2)	1,244,831	1,302,665	1,273,080
	GCSERC, ESPC, Environmental Strategy Committee	% renewable electricity used	37.8%	36.3%	31%

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GCSERC: Governance and Corporate Social and Environmental Responsibility Committee.

ESPC: Ethics and Sustainable Performance Committee.

RPOQLD: Department of Risk Prevention and Quality of Life at Work.

WWC: Worldwide Works Council.

HSWCC: Health, Safety and Working Conditions Committee.

Executive Committee: Group Executive Committee.

(1)   The 2021 and 2020 data for the "Local implementation of Group mapping in the entity," "Approval by the entity’s governance body of the entity’s action plan as part of the duty of vigilance," and "Appointment or designation of the person responsible for the Vigilance Plan at the entity" indicators expressed as a % of consolidated revenues has not been calculated. It had previously been based on a calculation by entity. In 2021 and 2020, 56% of entities had implemented the Group mapping, 48% had had their action plan approved by their governance body, and 100% had appointed or were in the process of appointing a Vigilance Plan liaison officer.

(2)   2020 survey: % of employees for whom "Orange provides a working environment guaranteeing health and safety": 88.6%. This issue is no longer addressed in the 2022 survey.

(3)   Data for the year relating to the JAC’s corrective action plans came from the JAC’s Supplier database as at January 31, 2023 for the three years.

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4.8     Report by one of the Statutory Auditors

Report by one of the Statutory Auditors, appointed as independent third party, on the verification of the consolidated non-financial statement

This is a free English translation of the Statutory Auditor’s report issued in French and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

For the year ended 31 December 2022

To the Annual General Meeting,

In our capacity as Statutory Auditor of your company (hereinafter the "entity") appointed as independent third party, and accredited by the French Accreditation Committee (COFRAC) under number 3-1884 [29], we have undertaken a limited assurance engagement on the historical financial information (observed or extrapolated) in the consolidated non-financial statement, prepared in accordance with the entity’s procedures (hereinafter the "Guidelines"), for the year ended December 31, 2022 (hereinafter, the "Information" and the "Statement" respectively), presented in the Group’s Management Report pursuant to the legal and regulatory provisions of Articles L. 225-102-1, R. 225-105 and R. 225-105-1 of the French Commercial Code (Code de commerce).

At the request of the entity, we conducted works designed to express a reasonable assurance conclusion on the information selected by the entity and identified by the sign ✔ü.

Limited assurance conclusion

Based on the procedures we have performed, as described under the "Nature and scope of procedures" and the evidence we have obtained, nothing has come to our attention that cause us to believe that the consolidated non-financial statement is not prepared in accordance with the applicable regulatory provisions and that the Information, taken as a whole, is not presented fairly in accordance with the Guidelines, in all material respects.

Comments

Without modifying our conclusion and in accordance with article A. 225-3 of the French Commercial Code, we have the following comments:

−    for the calculation of health and safety indicators, despite the strengthening of the Group’s data collection system and tool, the annual reporting by local entities can still be improved in terms of process and tool robustness. A consolidated Group reporting at a higher frequency could be put in place;

−    for the calculation of waste-related indicators, apart from "Mobiles collected from customers", we identify for the MEA zone, as well as for Belgium, an improvement in the reporting of information. However, efforts still need to be made in terms of completeness, collection monitoring and waste treatment. The MEA and Belgium scope corresponds to less than 18% of the Group’s consolidated turnover and contributes to 7% of the reported waste;

−    as part of the development of the performance indicators used by the Group, the process of standardizing the definitions of the indicators in the procedure’s manual is underway in order to take into account future regulatory changes;

−    for the calculation of indicators relating to digital inclusion, the reporting process is strengthening for the next years, with a more precise qualification of the programs eligible for support for beneficiaries and the formalization of the controls carried out on the data.

Reasonable assurance conclusion on a selection of non-financial information

Based on the procedures performed, as set out in the "Nature and scope of our work" and "Nature and scope of additional work on the information selected by the entity and identified by the sign ✔✔" sections of this report, and the evidences collected, the information selected by the entity and identified with the symbol ✔✔ in the Statement has been prepared, in all material respects, in accordance with the Guidelines.

Preparation of the non-financial performance Statement

The absence of a commonly used generally accepted reporting framework or a significant body of established practices on which to draw to evaluate and measure the Information allows for different, but acceptable, measurement techniques that can affect comparability between entities and over time.

Consequently, the Information needs to be read and understood together with the Guidelines, summarized in the Statement and available on the Entity’s website or on request from its headquarters.

Inherent limitations in preparing the Information

As stated in the Statement, the Information may be subject to uncertainty inherent to the state of scientific and economic knowledge and the quality of external data used. Some information is sensitive to the choice of methodology and the assumptions or estimates used for its preparation and presented in the Statement.

Responsibility of the entity

Management of the Entity is responsible for:

−    selecting or establishing suitable criteria for preparing the Information;

−    preparing a Statement pursuant to legal and regulatory provisions, including a presentation of the business model, a description of the main non-financial risks, a presentation of the policies implemented considering those risks and the outcomes of said policies, including key performance indicators, and the information set out in Article 8 of Regulation (EU) 2020/852 (Green Taxonomy);

−    preparing the Statement by applying the Entity’s "Guidelines" as referred above; and

−    designing, implementing and maintaining internal control over information relevant to the preparation of the Information that is free from material misstatement, whether due to fraud or error.

The Statement has been prepared by the Management Board.

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Responsibility of the Statutory Auditor, appointed as independent third party

Based on our work, our responsibility is to provide a report expressing a limited assurance conclusion on:

−    the compliance of the Statement with the requirements of Article R. 225-105 of the French Commercial Code;

−    the fairness of the information provided pursuant to part 3 of sections I and II of Article R. 225-105 of the French Commercial Code, i.e., the outcomes of policies, including key performance indicators, and measures relating to the main risks, hereinafter the "Information".

As we are engaged to form an independent conclusion on the Information as prepared by management, we are not permitted to be involved in the preparation of the Information as doing so may compromise our independence.

At the request of the entity and outside of the scope of certification, we may express reasonable assurance that the information selected by the entity, presented in the appendices, and identified by the symbol ✔✔ has been prepared, in all material respects, in accordance with the Guidelines.

It is not our responsibility to report on:

−    the entity’s compliance with other applicable legal and regulatory provisions (particularly with regard to the information set-out in Article 8 of Regulation (EU) 2020/852 (Green taxonomy), the French Duty of care law, and provisions against corruption and tax evasion);

−    the fairness of information set-out in Article 8 of Regulation (EU) 2020/852 (GreenTaxonomy);

−    the compliance of products and services with the applicable regulations.

Applicable regulatory provisions and professional guidance

We performed the work described below in accordance with Articles A. 225-1 et seq. of the French Commercial Code, the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) applicable to such engagement, in particular the professional guidance issued by the Compagnie nationale des commissaires aux comptes, "Intervention du commissaire aux comptes - Intervention de l’OTI - Déclaration de performance extra-financière", acting as the verification program, and with the International Standard on Assurance Engagements 3000 (revised) [30].

Our independence and quality control

Our independence is defined by the provisions of Article L. 822-11 of the French Commercial Code and the French Code of Ethics for Statutory Auditors (Code de déontologie) of our profession. In addition, we have implemented a system of quality control including documented policies and procedures aimed at ensuring compliance with applicable legal and regulatory requirements, ethical requirements and the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement.

Means and resources

Our work engaged the skills of ten people between September 2022 and March 2023 and took a total of 30 weeks.

We were assisted in our work by our specialists in sustainable development and Corporate Social Responsibility. We conducted around fifty interviews with the people responsible for preparing the Statement.

Nature and scope of procedures

We are required to plan and perform our work to address the areas where we have identified that a material misstatement of the Information is likely to arise.

The procedures we performed were based on our professional judgment. In carrying out our limited assurance engagement on the Information:

−    we obtained an understanding of all the consolidated entities’ activities, and the description of the principal risks associated;

−    we assessed the suitability of the criteria of the Guidelines with respect to their relevance, completeness, reliability, neutrality and understandability, taking into account, where appropriate, best practices within the sector;

−    we verified that the Statement includes each category of social and environmental information set out in article L. 225-102-1 III as well as information regarding compliance with human rights and anti-corruption and tax avoidance legislation];

−    we verified that the Statement provides the information required under article R. 225-105 II of the French Commercial Code, where relevant with respect to the main risks, and includes, where applicable, an explanation for the absence of the information required under article L. 225-102-1 III, paragraph 2 of the French Commercial Code;

−    we verified that the Statement presents the business model and a description of principal risks associated with all the consolidated entities’ activities, including where relevant and proportionate, the risks associated with their business relationships, their products or services, as well as their policies, measures and the outcomes thereof, including key performance indicators associated to the principal risks;

−    we referred to documentary sources and conducted interviews to:

-     assess the process used to identify and confirm the main risks as well as the consistency of the outcomes, including the key performance indicators used, with respect to the main risks and the policies presented,

-     corroborate the qualitative information (measures and outcomes) that we considered to be the most important presented in Appendix. Concerning certain risk [31], our work was carried out on the consolidating entity, for the other risks, our work was carried out on the consolidating entity and on a selection of entities [32]

−    we verified that the Statement covers the scope of consolidation, i.e. all the consolidated entities in accordance with article L. 233-16 of the French Commercial Code, within the limitations set out in the Statement;

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−    we obtained an understanding of internal control and risk management procedures the Entity has implemented and assessed the data collection process aimed at ensuring the completeness and fairness of the Information;

−    for the key performance indicators and other quantitative outcomes that we considered to be the most important presented in Appendix, we implemented:

-     analytical procedures to verify the proper consolidation of the data collected and the consistency of any changes in those data,

-     tests of details, using sampling techniques, in order to verify the proper application of definitions and procedures and reconcile the data with supporting documents. This work was carried out on a selection of contributing entities4 and covers between 53% and 92% of the consolidated data relating to the key performance indicators and outcomes selected for these tests;

-     for the key performance indicators calculated in a previous year or adjusted from a previous year, we have performed:

-     procedures to assess the appropriateness of the methodology used,

-     analytical procedures to verify the correct consolidation of the data collected and the consistency of the scope of the entities considered,

-     tests of details using sampling techniques, in order to verify the proper application of definitions and procedures and reconcile the data with supporting documents;

−    we assessed the overall consistency of the Statement based on our knowledge of all the consolidated entities.

The procedures performed in a limited assurance review are less in extent than for a reasonable assurance opinion in accordance with the professional guidance of the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes); a higher level of assurance would have required us to carry out more extensive procedures.

Nature and extent of additional work on the information selected by the entity and identified by the sign ✔✔

With regard to the information selected by the entity, presented in the appendix and identified by the symbol ✔✔ in the Statement, we conducted the same work as described in the paragraph "Nature and scope of our work" above for the Information considered to be the most important, but in a more in-depth manner, in particular with regard to the number of tests.

The selected sample accounts for between 54% and 100% of the information identified by the symbol ✔✔.

We believe that our work is sufficient to provide a basis for our reasonable assurance opinion on the information selected by the entity and identified by the symbol ✔✔.

Paris-La Défense, on March 2, 2023

KPMG S.A.

Jacques Pierre	Brice Javaux
Partner	ESG Expert KPMG France ESG Center of Excellence

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Appendix

Qualitative information (actions and results) considered most important
Digital access to essential needs policy
Actions to support young people for digital solidarity
Personal data protection policy
Policy on democracy and freedom of expression
Communication regarding electromagnetic waves
Policies and systems for ethical and responsible digital management
Customer Satisfaction Policy
Collective agreements relating to social dialogue practices
Equal opportunities policy
Commitments to associations enabling the restoration and sustainable management of mangroves (carbon sinks)
Product Environmental Rating Policy
Inclusive offer Policy
Business code of conduct and whistleblowing system

Key performance indicators and other quantitative results considered most important	Level of assurance
Number of employees - Active employees at the end of the period, by contract type, gender, age and geographical region	Reasonable
Number of permanent external recruitments (including under 30)	Reasonable
Percentage of women in management network	Reasonable
Training access rate	Limited
Frequency rate of occupational accidents	Limited
Severity rate of occupational accidents	Limited
Proportion of the ISO 14001 certified scope	Reasonable
Energy consumption (scope 1)	Reasonable
Electricity consumption (scope 2)	Reasonable
Scope 1 & 2 CO2eq emissions	Reasonable
Scope 3 CO2eq emissions in the digital segment (for the 2018, 2019, 2020 and 2021 financial years)	Limited
Share of renewable energies	Reasonable
Mobile phone recovery rate (in Europe)	Reasonable
Total waste	Limited
Rate of recovered internal waste	Limited
Number of visits (sessions) on the Group’s main websites dedicated to digital skills and uses	Limited
Number of beneficiaries of digital support and training	Limited
Percentage of contracts signed including the CSR clause	Limited
Percentage of buyers having completed dedicated CSR training during the last two years	Limited

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[1]     CUBE (Contest for better Usage and Building Efficiency) contest held for the tertiary sector by the French institute for building performance (Institut français pour la performance du bâtiment - IFPEB). Every year, several hundred public and private players make a commitment to reduce their energy consumption.

[2]     To date, the use of a monetary approach to purchases of services and purchases of network equipment outside of France does not capture suppliers’ efforts to reduce their carbon footprint.

[3]     EUR-Lex - 32000D0532 - EN - EUR-Lex (europa.eu).

[4]     https://www.cdc-biodiversite.fr/gbs/

[5]     Synthèse étude télétravail et modes de vieVF.docx (ademe.fr).

[6]     https://www.itu.int/rec/T-REC-L.1470

[7]     https://www.itu.int/en/action/environment-and-climate-change/Documents/20200227-Guidance-ICT-companies-report.PDF

[8]     HadGEM2-ES, GFDL-CM3, CNRM-CM5 and CSIRO-Mk3-6- 0 Coupled Model Intercomparison Project Phase 5 (CMIP5) climate models.

[9]     The DNSH (Do No Significant Harm) principle.

[10]    Adherence to this Code of Conduct is based on the principle of self-assessment and the audit standards are not currently available, as noted in FAQ 160 published by the European Commission on December 19, 2022.

[11]    Excluding France.

[12]    39 countries covered by Accenture, plus Russia.

[13]    Purchases of boxes and TV set-top boxes are counted in category 1 of scope 3, although they are treated financially within the Orange group as CAPEX (fixed assets), because they are leased and physically present at the customers’ premises.

[14]    Number of boxes or routers in use by Orange’s customers, by model of box or by brand of router - or number of Orange subscribers, by type of subscription (a 2G subscription is associated with a feature phone, a 3G, 4G or 5G subscription is associated with a smartphone, a fixed subscription is associated with a DECT system).

[15]    https://www.francecompetences.fr/qualite/

[16]    GSMA | The State of Mobile Internet Connectivity Report 2022 - Mobile for Development.

[17]    Item reviewed by KPMG: limited assurance.

[18]    https://www.at-entreprise-pauvrete.org/en/

[19]    https://www.collectif-economie-plus-inclusive.fr/

[20]    Item reviewed by KPMG: limited assurance.

[21]    Closure of the Orange Digital Center in Ethiopia.

[22]    Belgium, Botswana, Burkina Faso, Cameroon, Côte d’Ivoire, Guinea Conakry, Jordan, Liberia, Madagascar, Mali, Morocco, Moldova, Poland, Romania, Senegal, Sierra Leone, Slovakia and Spain.

[23]    Closing of the Orange Digital Center in Ethiopia in 2022.

[24]   https://radio-waves.orange.com/en/your-questions-about-radio-waves-and-health/

[25]    Gender Equality European & International Standard - Artificial Intelligence.

[26]    https://www.maplecroft.com/

[27]    Only entities consolidated by Orange were taken into account in the calculation of the number of employees and customers.

[28]    42-50 Circular Economy for network equipment RECOMMENDATIONS.indd (gsma.com)

[29]    Accreditation Cofrac Inspection, number 3-1884, scope available at www.cofrac.fr

[30]    ISAE 3000 (Revised) - Assurance Engagements Other Than Audits or Reviews of Historical Financial Information

[31]    Biodiversity and other environmental impacts; Equality in the workplace; Inclusive offers; Access to basic needs through digital technology; Inclusive digital technologies; Data protection and privacy; Democracy and freedom of expression; Electromagnetic waves; Young people exposure (inappropriate content, screen time); Responsible use; Transparency of offerings/Customer Relations; Interference with freedom of association; Business ethics and compliance; New ways of working.

[32]    Orange S.A. (France); Orange Marine (France); Orange Belgique; Orange Cameroun; Orange Cyberdéfense (France); Orange Egypte; Orange Spain; Orange Mali; Orange Maroc; Orange Moldavie; Orange Roumanie.
5.       Corporate Governance

5.1 Composition of management and supervisory bodies

5.1.1 Board of Directors

5.1.2 Corporate Officers

5.1.3 Executive Committee

5.1.4 Information on Directors, Officers and Senior Management

5.2 Operation of the management and supervisory bodies

5.2.1 Operation of the Board of Directors

5.2.2 Operation of General Management

5.3 Reference to a Code of Corporate Governance

5.4 Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers

5.4.2 Board of Directors’ report on Directors’ compensation

5.4.3 Compensation of members of the Executive Committee

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In 2022, Orange separated the offices of the Chairman of the Board of Directors and the Chief Executive Officer and, on a broader level, updated the Group’s governance structure.

This change in governance was the result of work that began in 2021 through an ad-hoc committee composed of the Chairwoman of the Governance and Corporate Social and Environmental Responsibility Committee, Anne-Gabrielle Heilbronner, and Lead Director Bernard Ramanantsoa. It involved seeking and identifying a candidate to assume the position of Chief Executive Officer, a new Board Chairman to replace Stéphane Richard and a new independent director to replace Helle Kristoffersen.

At the end of this process, the Orange Board of Directors met on January 28, 2022 and appointed Christel Heydemann as Chief Executive Officer of Orange effective April 4, 2022, with Stéphane Richard assuming the role of Non-Executive Chairman from that date.

In addition, as the term of office of Stéphane Richard, who had been serving as Non-Executive Chairman since April 4, 2022, was due to expire at the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors, at its meeting of March 30, 2022, proposed the appointment of Jacques Aschenbroich at the next Shareholders’ Meeting as an independent director and to serve as Chairman of the Board of Directors.

The Board also proposed appointing Valérie-Beaulieu-James as an independent director to replace Helle Kristoffersen.

At the Shareholders’ Meeting of May 19, 2022, Jacques Aschenbroich was duly appointed Independent Director. The Board of Directors then met at the end of the Shareholders’ Meeting and:

−    confirmed the separation of the offices of Chairman of the Board of Directors and Chief Executive Officer;

−    appointed Jacques Aschenbroich as Chairman of the Board for the duration of his directorship; and

−    confirmed Christel Heydemann as Chief Executive Officer and Ramon Fernandez as Delegate Chief Executive Officer.

On assuming his position as Chairman of the Board, Jacques Aschenbroich immediately arranged meetings in the second half of 2022 with Orange’s main shareholders (excluding the French State shareholder) in the context of shareholder dialog. Such meetings are recommended, most notably, by the AMF so that listed companies can remain in constant contact with their investors, both prior to the publication of the companies’ draft resolutions and subsequent to shareholders’ meetings to resolve any points of disagreement about the voting policy of each shareholder category.

The Chairman also took steps to clearly define the respective roles of the Chairman of the Board of Directors and the Chief Executive Officer, since this separation of offices was a new mode of governance for Orange. Additionally, with regard to the operating procedures of the Board and its committees, he recommended that the Innovation and Technology Committee (ITC) be turned into the Strategy and Technology Committee (STC) to review key areas of focus that will help define the new strategic plan and determine what the Company needs to do to meet the plan’s objectives.

Lastly, in accordance with the recommendation of the Afep-Medef Code, the Chairman amended the Board’s Internal Guidelines to introduce meetings that exclude Executive Corporate Officers (so-called "executive sessions"). He proposed in addition that executive sessions be held once a year with only Independent Directors in attendance.

5.1     Composition of management and supervisory bodies

5.1.1      Board of Directors

At February 15, 2023, the date on which the Board of Directors approved the Report on Corporate Governance, the Board comprised 15 members: seven Independent Directors including the Chairman of the Board of Directors, the non-independent Chief Executive Officer, three Directors representing the public sector, three Directors elected by employees, and one Director representing employee shareholders.

Chairman of the Board of Directors

	Date first appointed	Term ending
Jacques Aschenbroich	05/19/2022	At the close of the 2026 Shareholders’ Meeting

Jacques Aschenbroich, born in 1954, has been Chairman of the Orange Board of Directors since May 19, 2022. He was Director and Chief Executive Officer of the Valeo group from March 20, 2009 until February 18, 2016, Chairman and Chief Executive Officer until January 26, 2022, then Chairman of the Valeo Board of Directors from January 27, 2022 until December 31, 2022. He is now Honorary Chairman of Valeo. Before joining Valeo, he held several positions in the French government and served in the Prime Minister’s office in 1987 and 1988. He then pursued a business career at the Saint-Gobain group from 1988 to 2008. Having managed subsidiaries in Brazil and Germany, he became Managing Director of the flat glass division of Compagnie de Saint-Gobain and went on to become Chairman of Saint-Gobain Vitrage in 1996. As Deputy Chief Executive Officer of Compagnie de Saint-Gobain from October 2001 to December 2008, he managed flat glass and high-performance materials from January 2007 and, as the Director of Saint-Gobain Corporation and General Delegate to the United States and Canada, he directed the Group’s operations in the United States from September 1, 2007. He is also a Director of BNP Paribas, Director of TotalEnergies, Chairman of the Board of Directors of École Nationale Supérieure Mines ParisTech, and Co-Chairman of the Club d’Affaires Franco-Japonais. Jacques Aschenbroich is an Ingénieur diplômé du Corps des Mines. He is a French national.

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Chief Executive Officer and Non-Independent Director

	Date first appointed	Term ending
Christel Heydemann	07/26/2017 (1)	At the close of the 2024 Shareholders’ Meeting

(1)   Co-opted as Director by the Board of Directors on July 26, 2017 to replace José-Luis Durán. Term of office ratified by the Shareholders’ Meeting of May 4, 2018 and renewed by the Shareholders’ Meeting of May 19, 2020. Based on the recommendation of the GCSERC, and over and above the criteria set out in Article 10.5 of the Afep-Medef Code, the Board of Directors, at its meeting of February 16, 2022, deemed that Christel Heydemann, appointed Chief Executive Officer with effect from April 4, 2022, could no longer be considered an Independent Director.

Christel Heydemann, born in 1974, was appointed Chief Executive Officer of Orange on April 4, 2022. Christel Heydemann began her career in 1997 with the Boston Consulting Group. In 1999, she joined Alcatel, where she held various senior positions, notably within the context of the Alcatel-Lucent merger. In 2004, she joined the Alcatel-Lucent sales department, taking charge of the strategic SFR and Orange accounts. In 2008, she was appointed Sales Director France and member of the Executive Committee of Alcatel-Lucent France. In 2009, she negotiated a strategic alliance with HP in the United States before being promoted in 2011 to Director of Human Resources and Transformation and member of the Executive Committee. Christel Heydemann joined Schneider Electric in 2014 as Senior VP Global Strategic Alliances with the task of accelerating the launch of IoT solutions by developing an ecosystem of partners, before being appointed Senior Vice President Corporate Strategy, Alliances and Development in February 2016. In April 2017 she was appointed Executive Director France Operations of Schneider Electric and then in May 2021, Director Europe Operations. She was also a member of the Schneider Electric Executive Committee. Christel Heydemann is a graduate of École Polytechnique and École Nationale des Ponts et Chaussées. She is a Knight of the French Legion of Honor. She is a French national.

Independent Directors

		Date first appointed	Term ending
Jacques Aschenbroich	Chairman of the Board of Directors	05/19/2022 (1)	At the close of the 2026 Shareholders’ Meeting
Alexandre Bompard	Member of the Strategy and Technology Committee	12/07/2016 (2)	At the close of the 2023 Shareholders’ Meeting
Valérie Beaulieu	Member of the Audit Committee	05/19/2022	At the close of the 2026 Shareholders’ Meeting
Anne-Gabrielle Heilbronner	Chairwoman of the GCSERC	05/21/2019	At the close of the 2023 Shareholders’ Meeting
Bernard Ramanantsoa	Chairman of the Audit Committee	06/07/2016 (3)	At the close of the 2024 Shareholders’ Meeting(4)
Frédéric Sanchez	Chairman of the Strategy and Technology Committee	05/19/2020	At the close of the 2024 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	06/07/2011 (5)	At the close of the 2023 Shareholders’ Meeting

(1)   Appointed Director by the Shareholders’ Meeting of May 19, 2022 and appointed Chairman of the Board of Directors by the Board of Directors’ Meeting held at the close of the Shareholders’ Meeting of May 19, 2022.

(2)   Co-opted by the Board of Directors on December 7, 2016 to replace Bernard Dufau. Term of office ratified by the Shareholders’ Meeting of June 1, 2017 and renewed by the Shareholders’ Meeting of May 21, 2019.

(3)   Term of office renewed by the Shareholders’ Meeting of May 19, 2020.

(4)   Bernard Ramanantsoa informed the Company of his desire to step down from his office with effect from the close of the 2023 Shareholders’ Meeting.

(5)   Term of office renewed by the Shareholders’ Meetings of May 27, 2015 and May 21, 2019.

Alexandre Bompard, born in 1972, has been the Chairman and Chief Executive Officer of Carrefour since July 18, 2017. After graduating from the École Nationale d’Administration (ENA), Alexandre Bompard was posted to the Inspectorate General of Finance (1999-2002). Thereafter, he became Technical Advisor to François Fillon, then Minister of Social Affairs, Labor and Solidarity (April to December 2003). From 2004 to 2008, Alexandre Bompard worked in several capacities within the Canal+ group. He was Chief of Staff to Chairman Bertrand Méheut (2004-2005), then Director for Sports and Public Affairs for the Canal+ group (June 2005 to June 2008). In June 2008, he was appointed Chairman and Chief Executive Officer of Europe 1 and Europe 1 Sport. In January 2011, he joined the Fnac group as Chairman and Chief Executive Officer. He then undertook an ambitious transformation plan for the Group, called "Fnac 2015," to meet the challenge of the digital revolution and changes in customer expectations. On June 20, 2013, Alexandre Bompard also led Fnac’s initial public offering. In fall 2015, Fnac launched a takeover bid on the Darty group. On July 20, 2016, he became Chairman and Chief Executive Officer of the new entity made up of Fnac and Darty. Alexandre Bompard is an alumnus of the École Nationale d’Administration (ENA) and a graduate of the Institut d’Études Politiques de Paris. He holds a master’s degree in Public Law and a postgraduate degree in Economics. Alexandre Bompard is a Knight of the French Order of Merit and the French Order of Arts and Letters. He is a French national.

Valérie Beaulieu, born in 1967, has been Chief Sales and Marketing Officer of the Adecco Group since November 16, 2020. Valérie Beaulieu began her career as a journalist at Radio France and the French daily newspaper, Ouest-France. She was Marketing Director at ECS-Allium from 1991 to 1996. Valérie Beaulieu then joined Microsoft, where she held various marketing and sales management positions in North America, Asia and Europe for over 20 years. Since 1996, she has been COO and CMO of the Advertising business, General Manager of Asia Pacific for Partners and Small and Medium-sized Enterprises and, from October 2018 to October 2020, Director of Marketing for Microsoft US. Valérie Beaulieu has been a French Foreign Trade Advisor since January 2015. She was also a Director and member of the Audit and Risk Committee of ISS A/S from April 2020 to June 2022. She holds a master’s degree in English from the University of Haute-Bretagne and a diploma in International Trade from the Chamber of Commerce and Industry of Réunion Island. She is a French national.

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Anne-Gabrielle Heilbronner, born in 1969, is a member of the Management Board of Publicis group, the world’s third-largest company in the field of communication and advertising. As group General Secretary, she is in charge of human resources, procurement, legal affairs, compliance and governance, CSR and the internal audit and control functions and risk management. As a member of the Management Board, she has input into all strategic decisions regarding the Group’s transformation. She worked on the merger of Publicis with Omnicom in 2013, and the acquisitions of Sapient in the United States in 2015 and Epsilon in 2019. She began her career as a Financial Inspector before joining the Treasury Department as Deputy Manager of Social Housing Financing. She worked at Euris from 2000 to 2004 as Head of Corporate Finance in charge of all financial operations for Euris and Casino. Having contributed to EDF’s initial public offering strategy, she then held the positions of Chief of Staff (2004-2005) and Special Adviser (2005-2007) respectively with the French Secretary of State for the Reform of State and then with the Ministry for Foreign Affairs. Director of Internal Audit and Risk Management at SNCF (2007-2010), where she developed and strengthened the role of the audit and compliance functions (ethics, fraud prevention, etc.), she then became Senior Banker and Managing Director at Société Générale Corporate and Investment Banking, in charge of a portfolio of listed companies. She joined the Publicis group in 2012. Anne-Gabrielle Heilbronner is a Financial Inspector, an alumna of the École Nationale d’Administration (ENA), and a graduate of ESCP-Europe and of the Institut d’Études Politiques in Paris. She also holds a master’s degree in Public Law and a postgraduate diploma in Tax Law and Public Finance. She is a French national.

Bernard Ramanantsoa, born in 1948, is a Director of several companies, universities and Grandes Écoles. Bernard Ramanantsoa began his career, during his military service, as a Lecturer at the École Nationale Supérieure de l’Aéronautique et de l’Espace in 1971 and 1972, before joining SNCF, where he became head of the Main Lines Marketing Division. In 1979, he joined the École des Hautes Études Commerciales (HEC) faculty as Professor of Business Strategy and Policy, specializing in the link between strategy and corporate culture. After being appointed as the Head of Faculty and Research, he served as Chief Executive Officer of HEC Paris from 1995 to 2015. He gave the institution a decidedly international dimension. Bernard Ramanantsoa is the author of numerous communications and publications in the field of business management. He received the Harvard L’Expansion Prize in 1989 for Technology and Business Strategy and the prize from the Académie des Sciences Commerciales in 1983 for Business Strategy and Diversification. In recent years, he wrote Apprendre et Oser (Learn and Dare), published by Albin Michel, and L’enseignement supérieur français par-delà les frontières: l’urgence d’une stratégie (French higher education beyond the borders: the urgency of a strategy), published by France Stratégie. Bernard Ramanantsoa holds an Engineering degree from the École Nationale Supérieure de l’Aéronautique et de l’Espace (Sup’Aéro) and has an MBA from HEC, a post-graduate diploma in Sociology from Paris Diderot University, a PhD in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris 1 Pantheon-Sorbonne University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Order of Madagascar. He is a French and Malagasy national.

Frédéric Sanchez, born in 1960, is Chairman of the Fives group. He began his career at Renault in 1985 in Mexico and the US, before joining Ernst & Young as Senior Manager in late 1987. In 1990, he joined the Fives-Lille group, where he held various positions before becoming Chief Financial Officer in 1994, then Chief Executive Officer in 1997, and finally Chairman of the Management Board in 2002. Fives - the new name of Compagnie de Fives-Lille since 2007 - became a simplified joint stock company (société par actions simplifiée - SAS) in 2018, headed by Frédéric Sanchez as Chairman. Under his leadership, Fives has accelerated its development by strengthening its international presence and portfolio of activities through major acquisitions and the opening of regional offices in Asia, Latin America and the Middle East. In addition, Frédéric Sanchez is Chairman of MEDEF International, and Chairman of the France-United Arab Emirates and France-Japan business councils of MEDEF International. He is also a member of the Supervisory Boards of STMicroelectronics NV and Théa Holding SAS, and a Director of Bureau Veritas SA and Compagnie des Gaz de Pétrole Primagaz SAS. Finally, he is Honorary Co-Chairman of the Alliance Industrie du Futur (Industry of the Future Alliance) and Chairman of the Solutions industrie du futur (Solutions for the Industry of the Future - SIF) sector of the Conseil national de l’industrie (National Industry Council - CNI). Frédéric Sánchez is a graduate of the École des Hautes Études Commerciales (HEC) and Institut d’Études Politiques in Paris (1985), and holds a post-graduate diploma in Economics from the University of Paris-Dauphine (1983). He is a French national.

Jean-Michel Severino, born in 1957, is Chairman of the Supervisory Board of Investisseurs et Partenaires, an asset-management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was Chief Executive Officer of the French International Development Agency (Agence française de développement - AFD), and was previously Vice-President of the World Bank for Asia. Jean-Michel Severino is a Financial Inspector, an alumnus of the École Nationale d’Administration (ENA) and a graduate of ESCP Europe Business School and Institut d’Études Politiques de Paris. He also holds a postgraduate degree in Economics and a Law degree. Jean-Michel Severino is a Knight of the French Legion of Honor. He is a French national.

Directors representing the public sector

		Date first appointed	Term ending
Bpifrance Participations (1) represented by Thierry Sommelet (2)	Member of the Strategy and Technology Committee	05/28/2013	At the close of the 2025 Shareholders’ Meeting
Anne Lange (3)	Member of the GCSERC	05/27/2015	At the close of the 2023 Shareholders’ Meeting
Stéphanie Besnier (4)	Member of the Audit Committee	05/17/2021	03/05/2023

(1)   A public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq.

(3)   Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(4)   Stéphanie Besnier left her position as Deputy Chief Executive Officer of the APE, and as a consequence, her position as representative of the French State on the Board of Directors on March 5, 2023. By ministerial order dated March 24th, 2023, Céline Fornaro was appointed member of the Board of Directors of Orange as representative of the French State, in replacement of Stéphanie Besnier.

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Thierry Sommelet, born in 1969, is a Director, member of the Management Committee and Head of Technology, Media and Telecoms of the growth capital department of Bpifrance. Thierry Sommelet has nearly 20 years’ experience in private and public investment in the technology, media and telecommunication sectors. He began his career in 1992 in the capital markets at Crédit Commercial de France in Paris, then in New York. After leading the team of financial engineers at Renaissance Software (SunGard group) in Los Altos in the United States and serving as Deputy Chief Executive Officer of InfosCE in 2001, he joined the Digital Investments and Equity Department at Caisse des Dépôts et Consignations in 2002, and subsequently took charge of that unit in 2007. After joining the Fonds Stratégique d’Investissement in 2009, Thierry Sommelet joined the teams of Bpifrance Investissement when it was created in 2013. He represents Bpifrance on the Boards of Directors or Supervisory Boards of Worldline Group SA, Vantiva SA and Technicolor Creative Studios SA, all listed on Euronext Paris, as well as on the Supervisory Board of Idemia SAS. Thierry Sommelet is a graduate of the École Nationale des Ponts et Chaussées in Paris and holds an MBA from INSEAD. He is a French national.

Anne Lange, born in 1968, is an entrepreneur in the new technologies sector and a Director. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for State control of public broadcasting. In 1998, she joined Thomson as Head of Strategic Planning, before becoming Head of the Europe e-business Department in 2000. In April 2003, Anne Lange was appointed General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Vice-President of Europe Public Sector, Senior Executive Director of Global Public Sector & Media Operations (based in the US) and Senior Executive Director of Innovation for the Internet Business Solutions group at Cisco. She decided to quit Cisco to create her own start-up, the software company, Mentis, of which she was Chief Executive Officer until 2017, innovating in the field of the Internet of Things, the Cloud and Big Data. Since then, Anne Lange has divided her professional activities between directorships with major groups, technology investment activities and consultancy services to senior managers in the field of business transformation. Anne Lange is an alumna of the École Nationale d’Administration (ENA) and a graduate of the Institut d’Études Politiques de Paris. She is a French national.

Stéphanie Besnier, born in 1977, was Deputy Chief Executive Officer of the French State Investment Agency (Agence des participations de l’État - APE), until March 5, 2023. She began her career in 2001 as an analyst at BNP Paribas London, then in 2003 at the Treasury Department (Ministry of Economy and Finance). In 2004, she joined the Transport department of Agence des participations de l’État (the French State shareholder). In 2007, she joined investment holding company Wendel as an associate in the investment team. In 2018, she was appointed Associate Director, co-head of Wendel’s investment activity in French-speaking Europe and given responsibility for the development of Wendel Lab. Stéphanie Besnier is an alumna of the École Polytechnique (1997), a graduate of the École Nationale des Ponts et Chaussées, and is certified by the Institut Français des Administrateurs. She is a French national.

Stéphanie Besnier left her position as Deputy Chief Executive Officer of the French State Investment Agency (APE) and, hence, her mandate as Board member of Orange on March 5th, 2023. By ministerial order dated 24 March 2023,Céline Fornaro was appointed as the representative of the French State within the Board of Directors of Orange in replacement of Stéphanie Besnier.

Céline Fornaro, born in 1976, is head of Finance at the French State Investment Agency (Agence des participations de l’État) since June 1, 2022. She began her career in 2000 as Marketing and Product Manager in aircraft sales at Embraer. In 2004, she began working for Bank of America Merrill Lynch, before being promoted to head up the research team in Aerospace, Defense and Satellites in 2009. In 2016, Céline Fornaro joined UBS as Managing Director of European Industrials Equity Research in aerospace, equipment and new energy sources. This professional experience enabled her to acquire thorough knowledge of investment banking and the finance, equipment, aerospace, and transport sectors, with a global, medium- and long-term vision of these sectors. Graduated from France’s National School of Civil Aviation (ENAC) in 1997, Céline Fornaro is also graduated from Cranfield University College of Aeronautics (United Kingdom). She is a French national.

Directors elected by employees

		Election date	Term ending
Sébastien Crozier	Member of the Audit Committee	12/03/2017	12/02/2025
Vincent Gimeno	Member of the Strategy and Technology Committee	12/03/2021	12/02/2025
Magali Vallée	Member of the GCSERC	12/03/2021	12/02/2025

Sébastien Crozier, born in 1968, is Chairman of CFE-CGC Orange. He is also Honorary Chairman of ADEAS (Association pour la défense de l’épargne et de l’actionnariat salariés - Association for the defense of employee saving and shareholding). Within the Orange group, he is Senior Vice-President and Director of Public Sponsorship. He began his career in 1990 in telematic activities for the Alten group, before taking over the General Management of a subsidiary as it spun off from the Group. He joined France Telecom Multimédia in 1994 to prepare the launch of online services and as such participated in the launch of Wanadoo. From 1998, he founded several start-ups in the area of online advertising and Internet service provision as a telecommunication operator, with more than 1.3 million customers under the Fnac, M6 and Société Générale brands. Following their acquisition in 2001 by France Telecom (which became Orange), he returned to the Group, becoming Head of Strategy and Innovation Management of part the Enterprise Division in 2003. He managed several subsidiaries in France and abroad on behalf of the Orange group, in Africa and Latin America, ad Director of International Development. During the 2001-2002 presidential campaign, he acted as Jean-Pierre Chevènement’s permanent advisor on logistics and new technologies. He is Vice President of the public utility foundation Le Refuge. Sébastien Crozier studied engineering at the École Supérieure d’Ingénieurs en Électrotechnique et Électronique (ESIEE) and the Karlsruher Institut f✔r Technologie (KIT) in the field of artificial intelligence. He is a French national.

Vincent Gimeno, born in 1966, is a specialist in innovation and management of technical projects with a strong strategic aspect. He graduated with a specialized master’s degree in underwater engineering, with a specialization in robotics and telecommunications, and started his career in the R&D department of France Telecom, at CNET (Centre National d’Etudes des Télécommunications - the national center for telecommunication research), where he managed the millennium transition. He then took over IT and technical responsibility for the Orange R&D sites in Caen, Rennes and Grenoble. In 2006, he reinforced his experience in Open Innovation and launched several collaborative projects in the areas of Machine-to-Machine communication and Internet of Things at the Orange Labs, where he headed a Research and Development Unit. His humane approach and his commitment led him to continue his career as Director of the User Satisfaction and Ergonomics Project in the Information System Technical Department. In 2015, he was appointed Deputy Central Trade Union Delegate, in charge of Employment and Skills Planning (ESP), digital transformation and international matters. In this capacity, he was Deputy Secretary of the Worldwide Works Council (from 2015 to 2019) and a full member of the European Works Council until his election to the Board of Directors of Orange on December 3, 2021. He is a French national.

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Magali Vallée, born in 1972, has worked for Orange for many years as an in-store sales advisor. She currently works at the Orange store in Trignac in the Loire-Atlantique region. She began her career on a fixed-term contract in 1997 with France Telecom, first as a B2C telephone advisor (1014) and then as a B2B telephone advisor (1016). She was hired on a permanent contract in 1999 within the distribution channels. Her humane approach and desire to help and support others led to her becoming involved in a union in 2007. Her roles as an employee representative, union representative, elected member of the Health, Safety and Working Conditions Committee of the Agence Distribution Ouest and elected member of the Works Council of the Orange Ouest Division for several terms of office confirmed her decision. She served as deputy treasurer on the Works Council from 2014 to 2017 as well as Chairwoman of the professional equality commission. Before joining the Board of Directors of Orange SA, she was elected to the Social and Economic Committee of the Orange Grand Ouest Division and was appointed coordinating Union Delegate Coordinator for the CGT (Confédération générale du travail - General Labor Confederation). She is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		Start date	Term ending
Thierry Chatelier (1)	Member of the Strategy and Technology Committee	07/13/2022	At the close of the 2024 Shareholders’ Meeting

(1)   Assumed office on July 13, 2022 to replace incumbent director Laurence Dalboussière, following her resignation.

Thierry Chatelier, born in 1975, is a member of the Supervisory Board of the FCPE Orange Actions mutual fund. He has 20 years of experience in the telecommunications industry. A specialist in hyper frequencies and a graduate of the University of Limoges, he began his career working internationally, first for Global One, then for Equant, where he helped build France Télécom’s seamless network. He joined the Orange Business Services teams where he held several positions in customer relations and sales. In 2015, he was seconded to Orange Horizons where was in charge of institutional relations, and at the same time became involved in trade union activities. He is secretary of the Orange SCE works council. Since 2017 he has been in charge of joint-innovation and business development projects. He is a French national.

Meetings of the Board of Directors are also attended by one member of Orange’s Central Social and Economic Committee (CSEC) and one representative of the Worldwide Works Council.

Changes in the composition of the Board of Directors

At its meeting of January 28, 2022, the Board of Directors approved the separation of the offices of Chairman of the Board and Chief Executive Officer. That same day, the Board appointed Christel Heydemann as Chief Executive Officer of Orange with effect from April 4, 2022, Christel Heydemann also retaining her directorship.

Stéphane Richard’s term of office as a Non-Independent Director and Non-Executive Chairman of the Board of Directors expired at the close of the Shareholders’ Meeting of May 19, 2022.

On January 31, 2022, having previously informed the Board at its meeting of January 28, 2022, Helle Kristoffersen, an Independent Director since June 7, 2011, resigned from her position for personal reasons.

Jacques Aschenbroich was appointed Independent Director by the Shareholders’ Meeting of May 19, 2022 for a four-year term, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025, to replace Stéphane Richard. Meeting at the conclusion of the Shareholders’ Meeting, the Board of Directors appointed Jacques Aschenbroich as Chairman of the Board for the duration of his directorship.

Valérie Beaulieu was appointed Independent Director by the Shareholders’ Meeting of May 19, 2022 for a four-year term, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025, to replace Helle Kristoffersen.

Laurence Dalboussière resigned from her position as Director representing employee shareholders with effect from July 13, 2022. Under Article 13 of the Bylaws, her replacement, Thierry Chatelier, succeeded her for the remainder of her term of office, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2023.

At last, Stéphanie Besnier left her position as Deputy Chief Executive Officer of the APE, and as a consequence, her position as representative of the French State on the Board of Directors on March 5, 2023. By ministerial order dated March 24th, 2023, Céline Fornaro was appointed member of the Board of Directors of Orange as representative of the French State, in replacement of Stéphanie Besnier.

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At February 15, 2023	Age	Gender	Nationality	Number of shares	Number of positions held in other listed companies	Date first appointed	Term ending	Seniority on the Board	Board committee membership
Non-Independent Director
Christel Heydemann (1)	48		French	1,000	0	07/26/2017	2024 SM	5 years	X
Independent Directors
Jacques Aschenbroich (2)	68		French	1,000	2	05/19/2022	2026 SM	< 1 year	X
Valérie Beaulieu	55		French	1,000	0	05/19/2022	2026 SM	< 1 year	Audit Comm.
Alexandre Bompard	50		French	1,000	1	12/07/2016	2023 SM	6 years	STC
Anne-Gabrielle Heilbronner	54		French	1,000	2	05/21/2019	2023 SM	4 years	GCSERC (Chairwoman)
Bernard Ramanantsoa	74		French and Malagasy	1,000	0	06/07/2016	2024 SM (3)	6 years	Audit Comm. (Chairman)
Frédéric Sanchez	62		French	1,000	1	05/19/2020	2024 SM	3 years	STC (Chairman)
Jean-Michel Severino	65		French	1,000	1	06/07/2011	2023 SM	11 years	Audit Comm.
Directors representing the public sector
Bpifrance Participations (represented by Thierry Sommelet (4))	53		French	254,219,602	3	05/28/2013	2025 SM	9 years	STC
Anne Lange	54		French	0	3	05/27/2015	2023 SM	7 years	GCSERC
Stéphanie Besnier(5)	45		French	0	3	05/17/2021	03/05/2023	2 years	Audit Comm.
Director representing employee shareholders
Thierry Chatelier	47		French	3,949	0	07/13/2022	2024 SM	< 1 year	STC
Director representing employees
Sébastien Crozier	55		French	552	0	12/03/2017	12/02/2025	5 years	Audit Comm.
Vincent Gimeno	57		French	2,147	0	12/03/2021	12/02/2025	1 year	STC
Magali Vallée	51		French	1,249	0	12/03/2021	12/02/2025	1 year	GCSERC

(1)   At its meeting of January 28, 2022, the Board of Directors appointed Christel Heydemann as Chief Executive Officer of Orange, effective from April 4, 2022. On February 16, 2022, on the recommendation of the GCSERC and over and above the criteria set out in Article 9.5 of the Afep-Medef Code, the Board of Directors stated that, in the case in point, she could no longer be considered as an Independent Director.

(2)   At its meeting following the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors appointed Jacques Aschenbroich as its Chairman.

(3)   Bernard Ramanantsoa informed the Company of his desire to step down from his office with effect from the close of the 2023 Shareholders’ Meeting.

(4)   Appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq. Thierry Sommelet personally holds 400 Orange shares.

(5)   Stéphanie Besnier left her position as Deputy Chief Executive Officer of the French State Investment Agency (APE) and, hence, her mandate as Board member of Orange on March 5th, 2023. By ministerial order dated 24 March 2023,was replaced by Céline Fornaro who was appointed by ministerial order on March 24, 2023 as the representative of the French State within the Board of Directors of Orange in replacement of Stéphanie Besnier.

5.1.2      Corporate Officers

Chairman of the Board of Directors

Jacques Aschenbroich was appointed Chairman of the Board of Directors at the board meeting held at the close of the Shareholders’ Meeting of May 19, 2022 and will serve as such for the duration of his directorship, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025.

Jacques Aschenbroich’s biography can be found in Section 5.1.1 Board of Directors.

Chief Executive Officer

The Board of Directors met on January 28, 2022 and appointed Christel Heydemann as Chief Executive Officer as from April 4, 2022. As Christel Heydemann remained a director, albeit no longer an independent one, the Board of Directors, meeting at the close of the Shareholders’ Meeting of May 19, 2022, reappointed her as Chief Executive Officer for the duration of the term of office of the Board’s Chairman, i.e. until the close of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2025.

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5.1.3      Executive Committee

Pursuant to the provisions of Article L. 22-10-10 2 of the French Commercial Code, and in order to encourage gender diversity, Orange pays close attention to the representation of women on its Executive Committee (see Section 4.5.4.1 Gender equality in the workplace).

Executive Committee as at the date of publication of the Company’s Universal Registration Document for the year 2022

As at the date of this document, six of the 12 Executive Committee members were women (including Christel Heydemann).

Fabienne Dulac	Deputy Chief Executive Officer, Orange France
Ramon Fernandez (1)	Executive Vice President Finance, Performance and Development
Hugues Foulon	Executive Director of Strategy and Cybersecurity activities
Nicolas Guérin	Executive Director, Group Secretary-General and Secretary of the Board of Directors
Caroline Guillaumin	Executive Director of Communication
Jérôme Hénique	Chief Executive Officer Orange Africa and Middle East (OMEA)
Mari-Noëlle Jégo-Laveissière	Deputy Chief Executive Officer, Europe
Vincent Lecerf	Executive Director of Human Resources and Group Transformation
Aliette Mousnier-Lompré	Chief Executive Officer Orange Business
Elizabeth Tchoungui	Executive Director Group CSR, Diversity and Philanthropy
Michaël Trabbia	Chief Technology and Innovation Officer for the Group and Interim Chief Executive Officer, Orange Wholesale & International Networks

(1)   Ramon Fernandez will leave the Orange group at the end of the first quarter of 2023.

Christel Heydemann’s biography can be found in Section 5.1.1, Board of Directors.

Fabienne Dulac, born in 1967, is Deputy Chief Executive Officer of Orange, Chief Executive Officer of Orange France. Having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the business community in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communication and Marketing. Fabienne Dulac joined France Telecom in 1997 within the newly created Multimedia Division. Her responsibilities, as the Head of External Communication, extended to include all of France Telecom’s multimedia activities within companies such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development and Customer Relations, and witnessed the transformation of the market and the Company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Head of Sales and Online Customer Relations at Orange France; she brought innovation to the field and drove the Company’s digital transformation in terms of sales and Customer Relations. In 2011, Fabienne Dulac became Head of the Orange Nord de France Division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Senior Vice-President in charge of Communication of Orange France, before becoming Senior Executive Director in August 2014. Fabienne Dulac holds a postgraduate diploma in Political Sociology from the Institut d’Études Politiques in Paris, a master’s degree in History and a bachelor’s degree in Modern Literature.

Ramon Fernandez, born in 1967, is Executive Director for Finance, Performance and Development and was Delegate Chief Executive Officer until 31 December 2022. He joined the Orange group on September 1, 2014 as Deputy Chief Executive Officer in charge of the Group’s finance and strategy and served as Delegate Chief Executive Officer of Orange from January 1, 2016 to December 31, 2022. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington, where he worked from 1997 to 1999. He then returned to the French Treasury, where he held a number of senior positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development; and Vice-Chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). He was then appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Before joining Orange, from March 2009, he was the Chief Executive Officer of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank in this period, he also represented the French government on the Boards of Directors of GDF Suez and CNP Assurances and on the Supervisory Board of Caisse des Dépôts et Consignations. Since April 2021, he has been a Director and member of the Audit Committee and Finance Committee of AXA. Ramon Fernandez is a graduate of the Institut d’Études Politiques in Paris and the École Nationale d’Administration (ENA). He is a Knight of the French Legion of Honor.

Hugues Foulon, born in 1968, is Executive Director of Strategy and Cybersecurity activities for the Orange group and Chairman and Chief Executive Officer of Orange Cyberdefense. He began his career in 1994 at Générale des Eaux (Veolia group), where he was appointed Director of a drinking water plant, then Director of Monégasque de Télédistribution and Monégasque des Eaux. In 2000, he made his first foray into the world of telecommunication, joining Vivendi group’s Monaco Telecom as Deputy Chief Executive Officer, in charge of functional departments. In 2005, he joined the Group as Director of B2C Commercial Finance for Mobile. He remained there for two years, before moving to Northern Africa and becoming Maroc Telecom’s Financial Control Director. In 2007, he returned to Orange, where he took on roles as Financial Control Director for the Marketing and Innovation Division, Director to the Group’s Delegate Chief Executive Officer, Head of Finance, then Chief Financial Officer of the Africa & Middle East Division. He was then appointed Head of Stéphane Richard’s office and Secretary to the Group’s Executive Committee. He is a graduate of École Polytechnique and the École Nationale Supérieure de Techniques Avancées (ENSTA). He is also an auditor of the 66th "defense policy" session of the Institut des Hautes Études de Défense Nationale (IHEDN).

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Nicolas Guérin, born in 1968, has been Group Secretary General since March 1, 2018, and is Secretary to the Board of Directors. He is also Chairman of the Digital Infrastructure Sector Strategic Committee, Vice-Chairman of the Fédération Française des Télécoms, having served as its Chairman from 2020 to 2021, Honorary Chairman and Director of Cercle Montesquieu, and Chairman of the Evaluation and Orientation Committee of the International Chair in Space and Telecommunication Law at the University of Paris XI. Joining the Group’s Competition and Regulation Legal Affairs Department in 1998 after his time at SFR, Nicolas Guérin arrived just as the sector was undergoing deregulation. He became head of the department in 2003, before becoming General Counsel and Secretary to the Board of Directors in 2009. In this position, he has been a leading contributor to many ground-breaking legal cases for the Group, including the roaming agreement with Free, M&A transactions to expand the Group’s footprint in Africa and Europe, and diversification. He has also lent essential support to the implementation of regulatory requirements in the B2B market, to the mobile agreement signed between mobile operators and the French State and its consequences, and to Arcep’s fixed market analysis. He is a graduate of the Institut de Droit des Affaires (IDA) and holds a specialized master’s degree in Business Law and Taxation from the University of Paris II Panthéon-Assas.

Caroline Guillaumin, born in 1965, has served as the Group’s Executive Director of Communication since January 2, 2023. Caroline Guillaumin began her career in 1989 in the high-tech sector, working for startups in France and the United States. In 1997, she joined Verity, the then leader in Internet search engines, as Marketing and Communication Director for Europe. Between 1999 and 2009 she worked as Director of Communication and Sustainable Development at Alcatel, SFR and then Alcatel-Lucent. In January 2010, she took up the role of Head of Communications at Société Générale and also became Head of Human Resources for the Group in June 2017. Caroline Guillaumin is a graduate of the Institut d’Études Politiques de Bordeaux and has a Master of Arts in International Relations from Boston University.

Jérôme Hénique, born in 1969, has served as Chief Executive Orange Africa & Middle East (Orange MEA) since July 1, 2022. After starting his career as a consultant, he joined the Group in 1995, serving as Group Chief Marketing Officer at Orange, Consumer Market Director in France and Marketing Director in Spain. Between 2010 and 2015, he was Deputy Chief Executive Officer at Sonatel group and contributed to the operator’s rapid growth, with priority given to digital and financial inclusion through the development of mobile data and the launch and development of Orange Money services. In September 2015, he became Chief Executive Officer of Orange Jordan. From 2018 to June 2022, Jérôme Hénique held the position of Deputy Chief Executive Officer and Chief Operating Officer of Orange Africa & Middle East, where he coordinated OMEA’s uptick in sustainable growth, and the transformation of operations, notably by structuring mutualization efforts between the countries. Jérôme Hénique has over 25 years of experience in the field of information and communication technologies and telecom operator management in a wide range of markets. Jérôme Hénique graduated from the École Nationale Supérieure des Postes et Télécommunications (ENSPTT) in Paris and the Paris Institute of Political Studies.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Deputy Chief Executive Officer in charge of Europe (excluding France) since September 1, 2020. She joined the Group’s Executive Committee in 2014 as Senior Executive Director in charge of the Technology and Global Innovation Division, and became Deputy Chief Executive Officer in charge of the same division in May 2018. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held several management positions: Director of International & Backbone Network Factory, Head of Group Research & Development, Head of the B2C Marketing Department of Orange France and Regional Manager, where she was responsible for technical and commercial services for B2C and B2B customers. Mari-Noëlle Jégo-Laveissière is a graduate of École des Mines de Paris and École Normale Supérieure. She also holds a doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Vincent Lecerf, born in 1964, serves as Executive Director of Human Resources and Group Transformation. In January 2017, before joining the Group, Vincent Lecerf was appointed Group Chief Human Resources Officer for Imerys, a major French group specializing in industrial minerals. Previously, he was Human Resources Director and a member of the management board for nine years at Tarkett. He has also held various HR management positions for the Valeo, Poclain Hydraulics, Rhodia and Norbert Dentressangle groups. He is a graduate of EDHEC Business School and holds an M. Phil in organizational sociology from Paris IX Dauphine.

Aliette Mousnier-Lompré, born in 1982, has served as the Chief Executive Officer of Orange Business Services (which became Orange Business) since May 24, 2022. Since joining Orange in 2006, she has held various management positions in the Group’s B2B, Wholesale and Innovation divisions: Head of Mobile Data and Head of Pricing in International Carriers, Business Development Director for the Enterprise Global Voice and Conferencing business, Chief of Staff to the Executive Vice President for Innovation & Research, and Vice President Global Enterprise Networks. From July 2019 she was Executive Vice President of Customer Service and Operations at Orange Business Services, responsible for leading a multicultural team of 8,600 people designing, building, and operating a wide variety of business solutions through a 24/7 model covering all geographic regions. She was appointed interim Chief Executive Officer of Orange Business Services in January 2022 before being confirmed in her current position in May 2022. As a former semi-professional soccer player with the Paris Saint Germain soccer club, Ms. Mousnier-Lompré has turned her experience in team sports into a major strength when it comes to leading her teams today. She holds a Master’s degree in international business from the Paris Institute of Political Studies and also studied at the University of California, Berkeley.

Elizabeth Tchoungui, born in 1974, is Executive Director Group CSR, Diversity and Philanthropy. In particular, she oversees Orange’s Corporate Social Responsibility policy. She also serves as Deputy Chair of the Orange Foundation and Chairwoman of the Cité des Télécoms, the Orange group’s corporate foundation, whose role is to make the telecoms world accessible to as many people as possible. Elizabeth Tchoungui had a career as a journalist and writer before joining the Orange group. She was a presenter for France 2 (France Télévisions group) and RMC STORY (Altice group), then the first journalist of African origin to present the TV5 Monde news and the first woman, to present the iconic weekly cultural magazine of France 2. She also headed the culture department at France 24. Elizabeth Tchoungui is the author of several books. She was a Director of Action contre la Faim and also elected Chairwoman of Capital Filles in 2021. association established in 2012 to support girls from working-class neighborhoods and rural areas in their career choices and their encounters with the business world. Elizabeth Tchoungui is a graduate of the École Supérieure de Journalisme in Lille. She is a Knight of the French Order of Arts and Letters and a Knight of the French Order of Merit. She has dual French and Cameroonian nationality.

Michaël Trabbia, born in 1976, has been Chief Technology and Innovation Officer for the Group since September 1, 2020, overseeing the Orange Innovation division. On September 15, 2022, he also took over the management of Orange Wholesale & International Networks on an interim basis. He began his career at Arcep in 2001, taking charge notably of the allocation and control of mobile licenses. In 2004, he was appointed technical advisor to the office of the Minister for European Affairs, before joining the office of the Minister for Regional Planning in 2005 as technical advisor for ICT and Europe. In 2007, he joined TDF (a network and infrastructure operator in France), where he served as Director of Strategy and Development. In July 2009, he was appointed Deputy Chief of Staff to the Minister for Industry and Head of the Industrial Sectors Division. He joined the Orange group in January 2011. He first held the position of Group Director of Public Affairs, before being appointed Director reporting to the Chairman and Chief Executive Officer of Orange, Secretary to the Group’s Executive Committee, in July 2014. In September 2016, he was appointed Chief Executive Officer of Orange Belgium and helped the company to achieve a growth dynamic thanks to customer-centric Bold Challenger positioning. He joined the Group Executive Committee in September 2020. He is a graduate of the École Polytechnique and Télécom ParisTech, and holds a post-graduate diploma in Industrial Economics.

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Executive Committee from 3 April 2023

To support the changes related to the new strategic plan, effective April 3, 2023, the Executive Committee will be changed as follows (six of its 13 members will be women, including Christel Heydemann):

Jean-François Fallacher	Executive Director, Chief Executive Officer of Orange France
Hugues Foulon	Executive Director, Chief Executive Officer of Orange Cyberdefense
Jérôme Hénique	Executive Director, Chief Executive Officer of Orange Africa & Middle East (OMEA)
Mari-Noëlle Jégo-Laveissière	Executive Director, Chief Executive Officer of Orange in Europe (excluding France)
Aliette Mousnier-Lompré	Executive Director, Chief Executive Officer of Orange Business
Michaël Trabbia	Executive Director, Chief Executive Officer of Orange Wholesale, and Director of Technology and Innovation for the Group
Nicolas Guérin	Group Secretary General
Caroline Guillaumin	Executive Director of Communication for the Group
Vincent Lecerf	Executive Director of Human Resources for the Group
Elizabeth Tchoungui	Executive Director Social Responsibility
Jean-Michel Thibaud	Interim Executive Director of Finance, Performance and Development for the Group
Fabienne Dulac	Executive Director of Transformation

Jean-François Fallacher, born in 1967, has been appointed Chief Executive Officer of Orange France with effect from April 3, 2023. Until then, he was Chief Executive Officer of Orange Spain and an associate member of the Orange Group Executive Committee. Jean-François Fallacher began his career in the 1990s at France Telecom as the Internet was expanding in France, before going on to become Director of Operations for Wanadoo in the Netherlands. In 2006, he was appointed Chief Executive Officer of Sofrecom, a consulting subsidiary of Orange specializing in the telecom sector, and then as Chief Executive Officer of Orange Romania in 2011. From 2016 to September, 2020, Jean-François Fallacher was Chief Executive Officer of Orange Polska, where he successfully boosted its growth by investing massively in fiber and pursuing a convergence strategy. Jean-François Fallacher is a foreign trade adviser and Chairman of the French-Polish Chamber of Commerce and Industry. He is a graduate of the École Polytechnique and the École Nationale Supérieure des Télécommunications de Paris.

Jean-Michel Thibaud, born in 1969, has been appointed Interim Executive Director, Group Finance, Performance and Development with effect from April 3, 2023. Until this date, he was Deputy Finance Director of the Orange Group in charge of Management Control. He spent the first seven years of his career in the banking sector, where he focused on export finance, structured finance and project finance. He joined Orange in 2001 as manager and subsequently director of project finance. From 2008 to 2012, Jean-Michel Thibaud served as Treasurer of the Orange group - a position that covered debt raising (bonds, corporate, project and structured finance), relationships with rating agencies, and the equity markets. He was also responsible for cash management and customer financing. From 2013 to 2019, he served as Chief Financial Officer and Deputy Chief Executive Officer for Strategy, Transformation and General Services at Orange Business Services. He is a member of the Supervisory Boards of Orange Polska, Buyin and the Fondation Central Supélec. Jean-Michel Thibaud is a graduate of the Centrale-Supélec engineering school and of Sciences Po Paris.

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5.1.4      Information on Directors, Officers and Senior Management

5.1.4.1     Positions held by Directors and Officers

Jacques Aschenbroich

Positions currently held

−    Director and Chairman of the Orange Board of Directors (2)

−    Director of BNP Paribas, Chairman of its Governance, Appointments and CSR Committee, and member of its Accounts Committee (2)

−    Director of TotalEnergies, member of its Governance and Ethics Committee, and member of its Compensation Committee (2)

−    Chairman of the Orange Foundation (1)

−    Chairman of the Board of Directors of the École Nationale Supérieure Mines ParisTech

−    Joint Chairman of the Franco-Japanese Business Club

−    Honorary Chairman of Valeo

Other positions and offices held over the past five years

−    Director and Chairman and Chief Executive Officer of Valeo, then Chairman of its Board of Directors (2)

−    Director of Veolia Environnement, Chairman of its Research, Innovation and Sustainable Development Committee, and member of its Accounts and Audit Committee

Christel Heydemann

Positions currently held

−    Director and Chief Executive Officer of Orange (2)

−    Vice-Chairwoman and Director of Association AX

International

−    Permanent representative of the Orange subsidiary (Atlas Countries Support) on the Medi Telecom Board of Directors (1)

Other positions and offices held over the past five years

−    Member of the Orange Audit Committee

−    Chairwoman and Director of Schneider Electric France SAS

−    Director of Schneider Electric Industries SAS

−    CEO of Europe and France Operations of Schneider Electric and member of its Executive Committee (2)

−    Director of France Industrie

−    Chairwoman of GIMELEC

−    Director of Rexecode

Valérie Beaulieu

Positions currently held

−    Director of Orange and member of its Audit Committee (2)

International

−    Executive Director in charge of sales and marketing at The Adecco Group

Other positions and offices held over the past five years

−    Director of ISS A/C and member of its Audit and Risk Committee (2)

Alexandre Bompard

Positions currently held

−    Director of Orange and member of its Strategy and Technology Committee (2)

−    Chairman and Chief Executive Officer of Carrefour (2)

−    Chairman of Fondation Carrefour

−    Member of the Fondation Nationale des Sciences Politiques

−    Member of Le Siècle - a non-profit association as provided for in France’s Loi de 1901

Other positions and offices held over the past five years

None

Thierry Chatelier Positions currently held − Director of Orange and member of its Strategy and Technology Committee (2) Other positions and offices held over the past five years None

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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Sébastien Crozier

Positions currently held

−    Director of Orange and member of its Audit Committee (2)

−    Honorary Chairman of ADEAS - a non-profit association as provided for in France’s Loi de 1901

−    Chairman of CFE-CGC Orange union confederation - a trade union as provided for in France’s Loi Waldeck-Rousseau

−    Chairman of Ciné-club de l’Hôtel du Nord et du Canal Sain-Martin - a non-profit association as provided for in France’s Loi de 1901

−    Director of Fondation Le Refuge

Other positions and offices held over the past five years

−    Member of the Supervisory Board of the Orange Actions mutual fund

−    Treasurer of L’Engagement - a political party conforming to the terms of France’s Loi de 1901

−    Member of the Board of Directors of the Atout France economic interest group (EIG)

−    Treasurer of Manifeste pour l’Industrie

Céline Fornaro

Positions currently held

−    Director representing the French State on the Board of Directors and member of the Orange Audit Committee (2)

−    Director representing the French State on the SAFRAN (2) Board of Directors

−    Director representing the French State on the RATP Board of Directors

International

−    Member of the Chatham House, The Royal Institute of International Affairs (UK)

−    Member of the The Royal Aeronautical Society (UK)

−    Member of the Women on Boards (UK)

Other positions and offices held over the past five years

−    Director representing the French State on the EDF Board of Directors

Vincent Gimeno Positions currently held − Director of Orange and member of its Strategy and Technology Committee (2) Other positions and offices held over the past five years None

Anne-Gabrielle Heilbronner

Positions currently held

−    Director of Orange and Chairwoman of its GCSERC (2)

−    Member of the Management Board of the Publicis group (2)

−    Chairwoman of Publicis Groupe Services

−    Director of Sanef and member of its Audit Committee

−    Director of Somupi

−    Chairwoman of WEFCOS (Women’s Forum for the Economy and Society)

−    Representative of Multi Market Services France Holdings on the Board of Directors of Régie Publicitaire des Transports Parisiens Metrobus Publicité

−    Member of the Executive Committee of Multi Market Services France Holdings

−    Director of Chargeurs (2)

International

−    Director of Sapient Corporation (United States)

−    Director of Publicis Group Holdings BV (Netherlands)

−    Director of BBH Holdings Limited (UK)

−    Director of Publicis Limited (UK)

−    Director and Chairwoman of Publicis Live SA (Switzerland)

−    Director of the Musée d’Art et d’Histoire du Judaïsme

Other positions and offices held over the past five years

−    Director of JG Capital Management

−    Representative of Multi Market Services France Holdings on the Shareholders’ Committee of WEFCOS

−    Director of US International Holding Company, Inc. (United States)

−    Director of Publicis Group Investments BV (Netherlands)

−    Director of Publicis Holdings BV (Netherlands)

Anne Lange

Positions currently held

−    Director of Orange and member of its GCSERC (2)

−    Director of Pernod Ricard, member of its Strategy Committee and Appointments Committee (2)

−    Director of Peugeot Invest (formerly FFP), member of its Investment Committee and Governance, Appointments and Compensation Committee (2)

International

−    Managing partner of ADARA

−    Director of Inditex, member of its Audit Committee, Appointments Committee and CSR Committee (2)

Other positions and offices held over the past five years

−    Director of Imprimerie Nationale

−    Director of Econocom

(2)   Office in a listed company.

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Bernard Ramanantsoa

Positions currently held

−    Director of Orange and Chairman of its Audit Committee (2) (3)

−    Member of the Board of Directors of Toulouse Business School

−    Member of the ODDO-BHF SCA Supervisory Board, Strategic Committee, Appointments Committee and Remuneration Committee

−    Member of the EDUCIN Topco (OMNES Education) Supervisory Board

−    Chairman of SILVERCHAIR (SASU)

International

−    Director of Franco-Lao and member of its Audit Committee (Laos)

−    Director of Bred Bank Cambodia and member of its Audit Committee and Risk Committee

−    Director of Manorina Ltd (Mauritius)

−    Director of Sommet-Éducation (Switzerland)

−    Member of the Advisory Board of ShARE Professional Training and Consulting (Netherlands)

−    Member of the ISCAM Advisory Board (Madagascar)

−    Chairman of the IUM Board of Directors (Monaco)

−    Director of Institut Catholique de Paris

−    Member of the Y SCHOOLS (formerly ESC Troyes group) Strategic Committee

−    Member of the ESA Business School Scientific Council (Lebanon)

−    Member of the University of St. Gallen Advisory Board (Switzerland)

−    Member of the Getulio Vargas Foundation Advisory Board (Brazil)

−    Member of the Zhejiang University School of Management Advisory Board (China)

−    Director of Aspen France

−    Director of Le Choix de l’École (Teach for France)

−    Member of the EuropaNova Steering Committee

Other positions and offices held over the past five years

−    Director of Établissement Public du Château, du Musée et du Domaine National de Versailles

−    Member of the EM Normandie Strategic Orientation Council

−    Member of the Toulouse Business School Strategic Orientation Committee

−    Director of ANVIE

−    Director of Institut Français des Administrateurs

−    Member of the Albarelle Supervisory Board

−    Member of the ESADE Advisory Board (Barcelona)

(2)   Office in a listed company.

(3)   Bernard Ramanantsoa informed the Board of Directors of his desire to step down from his office at the close of the 2023 Shareholders’ Meeting.

Frédéric Sanchez

Positions currently held

−    Director of Orange and Chairman of its Strategy and Technology Committee (2)

−    Chairman of Fives

−    Director of Bureau Veritas (2)

−    Director of Compagnie des Gaz de Pétrole Primagaz SAS

−    Member of the Théa Holding SAS Supervisory Board

−    Chairman of MEDEF International

−    Honorary Co-Chairman of the Alliance Industrie du Futur (Industry of the Future Alliance) and Chairman of the Solutions industrie du futur (Solutions for the Industry of the Future - SIF) sector of the Conseil national de l’industrie (National Industry Council - CNI)

International

−    Member of the STMicroelectronics Supervisory Board (2)

Other positions and offices held over the past five years

None

Thierry Sommelet

Positions currently held

−    Permanent representative of Bpifrance Participations on the Orange Board of Directors and member of the Orange Strategy and Technology Committee (2)

−    Director of Worldline, member of its Compensation and Appointments Committee and Strategy and Investment Committee (2)

−    Permanent representative of Bpifrance Participations on the Vantiva SA Board of Directors, Chairman of the Vantiva SA Governance and Social Responsibility Committee and member of its Audit Committee (2)

−    Permanent representative of Bpifrance Participations on the Technicolor Creative Studios Board of Directors and member of its Remuneration Committee (2)

−    Representative of Bpifrance Investissement on the IDEMIA Group SAS Supervisory Board

−    Representative of Bpifrance Investissement on the IDEMIA France SAS Board of Directors

Other positions and offices held over the past five years

−    Director of Soitec (2)

−    Director of Talend (2)

−    Chairman of the Supervisory Board of Greenbureau

−    Director of Ingenico (2)

−    Director of Tiger Newco

−    Permanent representative of Bpifrance Investissement on the Mersen Board of Directors (2)

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Jean-Michel Severino

Positions currently held

−    Director of Orange and member of its Audit Committee (2)

−    Member of the Michelin Supervisory Board and Corporate Social Responsibility Committee (2)

−    Chairman of the I&P SAS (Investisseurs et Partenaires) Supervisory Board

−    Manager of Emergence Développement

−    Director of Phitrust Impact Investors

−    Director of Fondation Tunisie Développement

−    Director of FERDI (public interest foundation)

International

−    Director of I&P Développement

−    Director of I&P Gestion

−    Chairman of the Board of Directors of I&P Afrique Entrepreneurs

Other positions and offices held over the past five years

−    Lead Director and Chairman of the Danone Audit Committee and member of the Danone Governance Committee (2)

−    Chairman of the Board of Directors of EBI SA (Ecobank International)

−    Director of Fondation Carrefour

−    Director of Fondation Alstom

−    Director of Fondation Avril

−    Director of Fondation Grameen Crédit Agricole

−    Director of Adenia Partners

Magali Vallée Positions currently held − Director of Orange and member of its GCSERC (2) Other positions and offices held over the past five years None

(2)   Office in a listed company.

The business address of all Directors and Officers, in relation to their positions, is that of Orange SA’s headquarters (see Section 7.1 Company identification).

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Positions and offices held in 2022 by Directors whose terms of office have ended since January 1, 2022

Stéphanie Besnier

(Director representing the French State on the Board of Directors and member of the Orange Audit Committee (2) until March 5, 2023)

Positions currently held

−    Chief Financial Officer of OVHcloud

Other positions and offices held over the past five years

−    Director representing the French State on the ENGIE Board of Directors, member of the ENGIE Audit Committee, Strategy, Investment and Technology Committee, and Appointments, Remuneration and Governance Committee (2)

−    Director representing the French State on the Safran Board of Directors, member of the Safran Audit and Risk Committee and Group Appointments and Remuneration Committee (2)

−    Director representing the French State on the Air France KLM Board of Directors, member of the Air France KLM Audit Committee (2)

−    Director representing Wendel on the Bureau Véritas Board of Directors (2)

−    Director representing Wendel on the Board of Directors of IHS Towers

Helle Kristoffersen

(Director of Orange and member of its Strategy and Technology Committee (2) until January 31, 2022)

Positions and offices

−    President, Strategy & Sustainability of TotalEnergies and member of its Executive Committee (2)

Other positions and offices held over the past five years

−    Director of Strategy & General Secretariat of the Gas, Renewables & Power Business Line of the TotalEnergies group (2)

−    Member of the Peugeot Supervisory Board (2)

−    Director of Direct Énergie (2)

−    Member of the SunPower Board of Directors (United States) (2)

−    Member of the PSL ComUE Board of Directors

Stéphane Richard

(Chairman and Chief Executive Officer of Orange until April 3, 2022 inclusive, then Chairman of the Board of Directors (2) until May 19, 2022)

Positions and offices

−    Director of the Opéra National de Paris

−    Director of France Industrie

International

−    Chairman of the Board of Directors and Director of GSMA

Other positions and offices held over the past five years

−    Permanent representative of Atlas Countries Support on the Medi Telecom Board of Directors (1)

Laurence Dalboussière (Director of Orange and member of its GCSERC (2) until July 13, 2022) Positions currently held None Other positions and offices held over the past five years None

Ramon Fernandez

(Delegate Chief Executive Officer of Orange (2) until December 31, 2022)

Positions currently held

−    Chairman of the Board of Directors and Director of Orange Bank (1)

−    Chairman of the Board of Directors and Director of Compagnie Financière d’Orange Bank (1)

−    Member of the Supervisory Board of Iris Capital Management (1)

−    Chairman and Member of the Supervisory Board of Orange Ventures (1)

−    Chairman of the Board of Directors and Director of Orange Digital Investment (1)

−    Director of AXA and member of its Audit Committee and Finance and Risk Committee (2)

−    Director of Institut du Capitalisme Responsable

−    Director of the Fondation Nationale des Sciences Politiques

−    Director of Institut Jean Monnet

International

−    Director of Buyin and member of its Remuneration Committee (1)

Other positions and offices held over the past five years

−    Director of Médi Télécom (1)

−    Vice Chairman and member of the Supervisory Board of Orange Polska (1) (2)

−    Director of Orange Africa & Middle East (1)

−    Member of the Euler Hermes Supervisory Board and the Appointments and Remuneration Committee (2)

−    Member of the Orange Bank Remuneration Committee (1)

−    Director of Orange Belgium (1) (2)

−    Chairman of the Buyin Board of Directors (1)

−    Member of the Supervisory Board of Euronext N.V. (2)

−    Member of the Institut Orange Steering Committee (1)

(1)   Company in which Orange holds an interest.

(2)   Office in a listed company.

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5.1.4.2     Information on Company shares held by Directors and Officers

Number of shares held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each Director appointed by the Shareholders’ Meeting must hold a minimum of 1,000 Company shares, with the exception of Directors elected by employees, the Director representing employee shareholders and the Directors representing the public sector, who are exempt in accordance with the law.

In addition, the Board of Directors has decided that each of the Corporate Officers shall also hold at least 1,000 registered shares.

The following information is provided as at the date of this document and to the Company’s knowledge:

		Number of shares
Chairman of the Board of Directors, Independent Director	Jacques Aschenbroich	1,000
Chief Executive Officer, Non-Independent Director	Christel Heydemann	1,000
Independent Directors	Valérie Beaulieu	1,000
	Alexandre Bompard	1,000
	Anne-Gabrielle Heilbronner	1,000
	Bernard Ramanantsoa	1,000
	Frédéric Sanchez	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations (Thierry Sommelet appointed as permanent representative from January 10, 2021 to replace Nicolas Dufourcq. He personally holds 400 Orange shares)	254,219,602
	Anne Lange	0
	Céline Fornaro	0
Directors elected by employees	Sébastien Crozier	552
	Vincent Gimeno	2,147
	Magali Vallée	1,249
Director representing employee shareholders	Thierry Chatelier	3,949

Transactions by Directors and Officers on Company securities

The following table details the transactions, reported to the AMF (Autorité des marchés financiers - French Financial Markets Authority), performed on Orange securities during the 2022 fiscal year and between January 1, 2023 and the date of this document by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code.

Name	Financial instrument	Type of transaction	Transaction date	Number of securities	Average unit price (in euros)	Amount of transaction (in euros)
Sébastien Crozier	FCPE units	Disposal	06/27/2022	5,146.3234	11.08	57,021.26
Sébastien Crozier	Equities	Disposal	01/02/2022	500	9.29	4,645
Sébastien Crozier	FCPE units	Disposal	01/03/2022	1,852.3547	9.39	17,393.61
Sébastien Crozier	Equities	Disposal	01/03/2023	1,648	9.41	15,522.51

To the Company’s knowledge, no other transactions having to be reported to the AMF have taken place.

Restrictions regarding the disposal of shares by Directors and Officers

Directors and Officers holding shares under the Orange group’s savings plan through company mutual funds that are invested in shares of the Company are subject to the lock-up rules under the legal provisions applicable to investments in this type of employee savings plan.

Moreover, within the framework of the EU "market abuse" regulation, Article 16 of the Board of Directors’ Internal Guidelines prevents Directors from engaging in any transactions on the securities of the listed companies of the Group during the periods preceding the publication of results, and more generally, if they have knowledge of inside information, and from directly or indirectly engaging in short sales of such securities.

Lastly, Executive Corporate Officers must hold at least 50% of the shares they receive under a free share award plan (LTIP) in registered form until the end of their term of office.

To the Company’s knowledge, none of the Company’s Directors or Officers has agreed any other restriction on their freedom to dispose of their holdings in the Company’s capital without delay.

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5.1.4.3     Other information

Court rulings and bankruptcy

To the Company’s knowledge, and as at the date of this Universal Registration Document, no Corporate Officer had, within the past five years:

−    been convicted of fraud;

−    been involved in bankruptcy, receivership or liquidation proceedings; or

−    been barred by a court from serving as a member of an administrative, managerial or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company Directors and Officers, or between the Directors and Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Board of Directors’ Internal Guidelines, which may be consulted on the Group’s website at www.orange.com under the heading Group/Governance (see Section 5.2.1.4 Internal Guidelines), each Director must notify the Chairman of the Board and the Lead Director, if one has been appointed, of any situation concerning them liable to give rise to a conflict of interest with a Group company (see Section 5.2.1.7 Lead Director).

In addition, Article 16.3 of these Internal Guidelines stipulates that for any situation concerning a Director that may create a conflict of interest, the Director concerned shall abstain from the vote on the corresponding resolution.

Moreover, a declaration relating to the existence or non-existence of a situation of conflict or divergence of interests (even potential) is requested annually from the Company’s Directors and Officers as part of the preparation of the Universal Registration Document, as well as when they take office and if they are reappointed. At its meeting of February 9, 2023, the GCSERC also took note of the annual declarations of the Directors and Officers (see Section 5.2.1.2 Independent Directors).

To the best of the Company’s knowledge and as at the date of this Universal Registration Document, there is no potential conflict of interest between the duties of Directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the best of the Company’s knowledge, there are no arrangements or agreements with any major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer has been appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4     Shares and stock options held by members of the Executive Committee

As at the date of this document, to the best of the Company’s knowledge, the members of Orange’s Executive Committee, including Christel Heydemann, Chief Executive Officer, owned a total of 111,581 Orange shares, i.e. 0.004% of the capital.

As at the date of this document, the members of the Executive Committee do not hold any stock options, the last plan in force within the Company having expired on May 21, 2017.

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5.2     Operation of the management and supervisory bodies

5.2.1      Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of those policies by General Management, in accordance with its corporate interest and taking into account the social, environmental, cultural and sporting aspects of its operations. It also takes into consideration the Company’s purpose.

5.2.1.1     Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of no fewer than 12 and no more than 22 members, including three Directors elected by employees and one Director appointed by the Shareholders’ Meeting and representing employee shareholders. The term of office for Directors is four years.

Pursuant to Government Order No. 2014-948 of August 20, 2014 on the governance and capital transactions of publicly held companies, as long as the French State holds more than 10% of the Company’s share capital, it is entitled to appoint a representative to the Board of Directors, and a number of positions in proportion to its stake are reserved for members that it may propose. The public sector has three representatives on the Board of Directors: one representative appointed by Ministerial Order and two Directors appointed by the Shareholders’ Meeting.

5.2.1.2     Independent Directors

The annual assessment of Directors’ independence was carried out by the Board of Directors’ Meeting of February 15, 2023, on the basis of a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). In assessing Directors’ independence, the Board took into account all of the criteria of the Afep-Medef Code of Corporate Governance, which state that a Director, to be considered independent:

−    must not be or have been within the last five years:

-     an employee or executive Corporate Officer of the Company,

-     an employee, executive Corporate Officer or Director of a consolidated subsidiary of the Company,

-     an employee, executive Corporate Officer or Director of the parent company or a consolidated subsidiary of the parent company;

−    must not be an executive Corporate Officer of a company in which the Company directly or indirectly holds a position on the Board of Directors or in which an employee appointed as such, or a person who is an executive Corporate Officer of the Company (or who has been in the previous five years), holds the position of Director;

−    must not be a customer, supplier, commercial banker, investment banker or advisor:

-     that is material to the Company or its Group, or

-     for which the Company or its Group represents a significant share of business.

The assessment of the potential materiality of the relationship with Orange or its Group must be discussed by the Board, and the qualitative and/or quantitative criteria used in this assessment (continuity, economic dependence, exclusivity, etc.) must be explicitly stated in the Corporate Governance Report:

−    must not have close family ties with a Director or Officer;

−    must not have been a Statutory Auditor of the Company within the last five years;

−    must not have been a Director of the Company for more than 12 years. Under this criterion, loss of the status of Independent Director occurs on the date at which this period of 12 years is reached.

The Afep-Medef Code recommends presenting a summary table of each Director’s position with regard to independence criteria. The analysis of the GCSERC was thus carried out with regard to these criteria; the summary table appears at the end of this section.

The three Directors representing the public sector and the four Directors elected by employees or representing employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Christel Heydemann, Director and Chief Executive Officer, is furthermore considered to be non-independent due to her executive role within the Group.

With regard to the Directors considered to be independent, including the Non-Executive Chairman, the GCSERC reviewed, firstly, their annual declarations made when preparing this document, including a section on potential conflicts of interest, and, secondly, any business relationships between the Orange group and these Directors or the companies that employ them, or in which they may hold office (see Section 5.2.1.8 Board and committee activities during the fiscal year).

The GCSERC also examined the nature of the volumes of business dealings and partnerships with listed companies in which Company Directors hold office. In particular, it reviewed the business relationship with BNP Paribas which, in 2022, was involved in financial flows with Orange corresponding to commitments made by Orange in 2020 with respect to co-funded use rights on the fiber network (third-party PINs) through a BNP Paribas subsidiary. The review also indicated that some of these companies are Orange Business Services customers for "business" telecommunication services or Group suppliers in the normal course of business and for non-material amounts across the Orange group. The Board also reviewed any declared consultancy services that the Company Directors had carried out.

The Board of Directors considered, given the nature and volume of the business relationships in question and the declaration of independence made by each of the aforementioned Directors, that these existing relationships are not material either for the Orange group or for any of the Directors or groups or entities to which the Directors concerned belong. The Board of Directors concluded that these relationships are therefore not likely to compromise their independence.

Following the discussions, Jacques Aschenbroich, Valérie Beaulieu, Anne-Gabrielle Heilbronner, Alexandre Bompard, Bernard Ramanantsoa, Frédéric Sanchez and Jean-Michel Severino - seven of the Board’s 15 members - were deemed to be independent under the criteria of the Afep-Medef Code.

With the exception of Directors elected by employees or representing employee shareholders who are not taken into account by the Afep-Medef Code for the purpose of calculating the proportion of Independent Directors, as of the date of this document, the Board had seven Independent Directors out of 11, which is close to two-thirds of the Board - a proportion well above the Afep-Medef Code recommendation.

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The table below presents the position of each Independent Director with regard to the independence criteria set in the Afep-Medef Code (Article 9.4).

Directors’ independence	Jacques Aschenbroich	Valérie Beaulieu	Alexandre Bompard	Anne-Gabrielle Heilbronner	Bernard Ramanantsoa	Frédéric Sanchez	Jean-Michel Severino
Criterion 1: Is not and has not been an employee, Director or Officer within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 2: Does not hold cross-directorships	✔	✔	✔	✔	✔	✔	✔
Criterion 3: Does not have significant business relationships	✔	✔	✔	✔	✔	✔	✔
Criterion 4: Does not have close family ties with a Director or Officer	✔	✔	✔	✔	✔	✔	✔
Criterion 5: Has not been a Statutory Auditor of the Company within the last five years	✔	✔	✔	✔	✔	✔	✔
Criterion 6: Has not have been a Director of the Company for more than 12 years	✔	✔	✔	✔	✔	✔	✔
Criterion 7: Has non-executive Corporate Officer status: does not receive variable compensation in cash or shares or any compensation relating to the Company’s performance	✔	✔	✔	✔	✔	✔	✔
Criterion 8: Has major shareholder status: does not participate in the control of the Company	✔	✔	✔	✔	✔	✔	✔

The detailed list of the positions held by Directors and Officers is provided in Section 5.1.4 Information on Directors, Officers and Senior Management.

5.2.1.3     Applying the principle of diversity and balanced representation between women and men

The Board ensures that its membership complies with statutory provisions, specifically with regard to diversity and the balanced representation of women and men on the Board.

At the date of this document, the Board of Directors had a total of six women out of 15 Directors. In accordance with the criteria resulting from the laws of January 27, 2011 (on the balanced representation of women and men on Boards of Directors and supervisory boards and on professional equality) and of May 22, 2019 (on the growth and transformation of companies, known as the PACTE Act), the proportion of women on the Board was 45% (five women out of 11 members). This percentage does not take into account directors elected by employees or representing employee shareholders.

Furthermore, pursuant to Article L. 22-10-10 of the French Commercial Code and the Afep-Medef Code, Article 13 of the Company’s Internal Guidelines (see Section 5.2.1.4 Internal Guidelines) states that diversity in the composition of the Board and its committees also refers to indicators such as age, nationality, qualifications and professional experience.

This provision is consistent with the expectations of Directors expressed in the 2022 evaluation of the operation of the Board and its committees regarding the need to diversify the profiles present on the Board. It offers expertise in the field of international digital technology and is strengthening its expertise in the area of finance. This is in addition to the "Director watch" work performed by the GCSERC (see Section 5.2.1.8 Board and committee activities during the fiscal year).

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Diversity of expertise on the Board

An assessment of the key skills and expertise of the members of the Board has been carried out among the Directors and shows that the Board, in the diversity of the profiles and experience of its members, both in France and internationally, has the necessary qualities to understand the matters presented to it. With regard to social and environmental responsibility, a significant proportion of the Board’s Independent Directors have worked for companies recognized for their CSR performance, with one employee director bringing to the Board specific expertise in eco-design.

The map below, produced at the beginning of 2023 by an external consultant who had performed the assessment of the functioning of the Board and its committees, shows a balanced distribution between the different types of skills required and brought to the Board by its 15 members.

5.2.1.4     Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines, which lay down the guiding principles and procedures for its operations and those of its committees. They are available on the website www.orange.com, under the heading Group/Governance.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to their powers; they also set the rules governing the composition, powers and operating procedures of each Board committee.

The Internal Guidelines also specify the rules governing the information provided to Directors and meetings of the Board.

The Internal Guidelines have been updated several times by the Board of Directors to reflect changes in the Company’s governance and, most recently, the transformation of the Innovation and Technology Committee into the Strategy and Technology Committee, which was approved at the Board meeting of December 7, 2022 on the recommendation of the GCSERC. The Guidelines have also been updated to improve some of the wording and make executive sessions a formal requirement, as recommended by the Afep-Medef Code.

5.2.1.5     Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. The Chairman organizes and guides the work of the Board of Directors and ensures the efficient running of the corporate bodies in line with the principles of good governance. He or she liaises between the Board of Directors and the Company’s shareholders, in coordination with General Management; he or she monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he or she may, in close coordination with General Management, represent the Company in its high-level relations with the public authorities, the Group’s major partners and key customers, both within France and internationally. In this case, he or she is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he or she may seek any information from the Chief Executive Officer needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He or she may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

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In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 regarding the organization of the public postal service and France Télécom, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company. Since the separation of functions in 2022, the Chairman decided to delegate this power to the Chief Executive Officer.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can remain in office until the age of 70. If this age is reached by the Chairperson while in office, the age limit shall be extended in order to allow the Chairperson of the Board of Directors to carry out their required duties until their term of office expires.

5.2.1.6     Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Code, significant responsibilities are given to Independent Directors. Orange also believes that it is important that each committee benefits from the presence of at least one Director representing the public sector and at least one member representing employees or employee shareholders, enabling different opinions to be taken into account in the work of the committees (see Section 5.2.1.8 Board and committee activities during the fiscal year).

Thus, with the exception of the Chairman, who is free to attend all committee meetings, all of the Directors sit on a committee based on the choices discussed and made by the Board.

Composition of the Board Committees as at the date of this document

	Year created	Chairman	Members
Audit Committee	1997	Bernard Ramanantsoa (1)	Valérie Beaulieu (1) Sébastien Crozier Céline Fornaro (3) Jean-Michel Severino (1) (2)
Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)	2003	Anne-Gabrielle Heilbronner (1)	Anne Lange Magali Vallée
Strategy and Technology Committee (STC)	2014	Frédéric Sanchez (1)	Alexandre Bompard (1) Thierry Chatelier Vincent Gimeno Bpifrance Participations (Thierry Sommelet)

(1)   Independent Director.

(2)   Audit Committee’s financial expert.

(3)   Appointed member of the Audit Committee by the Board on March 29, 2023.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding Directors elected by employees or representing employee shareholders, who are not taken into account). The Chairman of the Audit Committee is chosen from among the Independent Directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with the proportion of Independent Directors, excluding Directors elected by employees or representing employee shareholders, being three out of four until the Board of Directors’ Meeting of February 16, 2022, at which time it was decided that Christel Heydemann could no longer be considered independent, even before taking up her duties on April 4, 2022 (see Section 5.2.1.2 Independent Directors). Consequently, it decided, in accordance with the Afep-Medef Code and the listing rules, that Christel Heydemann could no longer sit on the Audit Committee as a member. As from February 16, 2022, the proportion of Independent Directors on the Audit Committee was two out of three - excluding directors elected by employees or representing employee shareholders. At its meeting of July 27, 2022, the Board acted on the recommendation of the GCSERC in appointing Valérie Beaulieu as a new member of the Audit Committee. The proportion of Independent Directors on this Committee was thus restored to 75%.

The Committee does not include any Corporate Officers. The composition of the Audit Committee also complies with the provisions of Article L. 823-19 of the French Commercial Code relating to the establishment of a specialized committee to follow up questions relating to the preparation and control of accounting and financial information.

In this regard, the Committee monitors the financial reporting process and the effectiveness of internal control and risk management systems, including for non-financial risk, when preparing and processing accounting and financial information.

Every year the Audit Committee is given a presentation by General Management on risk mapping in the Company and in particular the effectiveness of the risk management system, the major risks facing the Group, and fraud prevention and detection mechanisms.

It issues a recommendation regarding the Statutory Auditors nominated for appointment, organizes their selection process and submits a reasoned recommendation to the Board regarding their choice and their compensation terms and conditions. It monitors the Statutory Auditors’ fulfillment of their engagement and approves, where applicable, the provision of services other than the certification of the financial statements, for such services that are not prohibited by law or Orange’s rules. The Committee also studies all investment or divestment projects that meet the criteria set out in Article 2 of the Internal Guidelines of the Board of Directors, and prepares the relevant Board deliberations. The Audit Committee may also request that any audit or internal/external review be carried out on any matter that it considers to fall within its remit.

Furthermore, the Chairman of the Audit Committee is assigned a particular role, and reports to the Board of Directors on a regular basis on the execution of the Committee’s functions, as well as the outcome of the statutory audit and how this has contributed to the integrity of the financial reporting, and the role the Audit Committee has played in this process. It immediately informs the Board of any difficulties encountered and submits a summary of the Audit Committee’s discussions.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

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Financial expertise within the Audit Committee

Members of the Audit Committee are required to have or gain financial or accounting expertise. In accordance with the provisions of Article L. 823-19 of the French Commercial Code and Section 407 of the US Sarbanes-Oxley Act, it must also comprise at least one person with specific expertise in the field of finance, accounting or statutory auditing, who must be independent (the "financial expert").

Jean-Michel Severino was appointed financial expert to the Audit Committee during the Board of Directors’ meeting of October 25, 2017, due to his role as Financial Inspector, his past functions as Chief Executive Officer of the AFD (Agence française de développement - French international development agency) and Vice-President of the World Bank for Asia, and his current position as Chairman of fund management company I&P. As his term of office expires at the close of the Shareholders’ Meeting of May 23, 2023, the Board of Directors will appoint a new financial expert from among the Independent Directors, in order to meet the legal requirements.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC) has at least three members appointed by the Board. Its Chairman is chosen from among the Independent Directors.

Its composition is in line with the recommendations of the Afep-Medef Code, as it has 50% Independent Directors (excluding Directors elected by employees or representing employee shareholders, who are not included in this calculation).

The major areas of responsibility of this committee, whose creation is recommended by the Afep-Medef Code, are appointments and compensation, corporate social and environmental responsibility and governance. In particular, it exercises the powers of the specialized committees responsible for the appointment and re-appointment of Directors. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, as necessary, the Chief Executive Officer. The Chief Executive Officer also keeps the Committee informed of any new appointments to the Group Executive Committee; the Committee may offer, upon request of the Chief Executive Officer, its opinion on the terms and conditions for calculating the compensation of these new members, or regarding multi-year variable compensation plans (Long-Term Incentive Plans) or free share award plans in place at the Orange group. The Committee also ensures, with regard to succession plans, that a process is in place for when terms of office expire and in situations requiring particular attention.

The Committee also examines, in line with the Group’s strategy, the main thrust of Human Resources and CSR policies, based on dialog with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement ethics practices, and is informed about the roll-out of the Group’s compliance programs.

The responsibilities of the Governance and Corporate Social and Environmental Responsibility Committee are detailed in Article 8 of the Internal Guidelines of the Board of Directors.

Strategy and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Strategy and Technology Committee has at least three members appointed by the Board.

The Committee notably reviews the significant multi-annual investment programs and the major technology partnerships entered into by the Group, the Group’s strategic policies in terms of innovation and research, and its performance in this respect.

The responsibilities of the Strategy and Technology Committee are detailed in Article 9 of the Internal Guidelines of the Board of Directors.

Special committees

Article 5 of the Internal Guidelines of the Board of Directors provides that the Board may decide, for certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish a special committee to review these matters in consultation with the Company’s General Management. Article 5 was amended at the request of the Board on December 5, 2018 in order to enable any Director to participate in such committees, provided that they have no conflicts of interest.

The Board of Directors appoints the Chairman, who is chosen from among the Committee’s Independent Directors.

A special committee consisting of the Chairwoman of the GCSERC, Anne-Gabrielle Heilbronner, and Lead Director Bernard Ramanantsoa, was set up by the Board on October 25, 2021 to work seeking and identifying candidates to assume the roles of Non-Executive Chairman and Chief Executive Officer (see Section 5.2.1.8 Board and committee activities during the fiscal year).

5.2.1.7     Lead Director

The Internal Guidelines of the Board of Directors provide for the appointment by the Board of a Lead Director from among the Independent Directors at the proposal of the GCSERC. A Lead Director must be appointed if the same person is both Chairman of the Board of Directors and Chief Executive Officer.

Noting that the Company’s governance had been reorganized and that these two offices were now separate, the Board of Directors, at its meeting of July 27, 2022, resolved to terminate the office of Lead Director fulfilled since February 2020 by Bernard Ramanantsoa.

The powers of the Lead Director are defined in Article 15.1 of the Company’s Bylaws (calling and chairing of Board meetings if the Chairman is unavailable), and in Article 10 of the Internal Guidelines, which also defines the Lead Director’s duties.

5.2.1.8     Board and committee activities during the fiscal year

Board activities

The Board of Directors met 13 times in 2022. Its meetings had a collective attendance rate of 95.1%. Individual attendance rates are presented in the table at the end of this section. Information on allocation and payment methods for Directors’ compensation is presented in Section 5.4.2.1 Amount of compensation paid or allocated for 2022 activity. The typical Board meeting lasts around 3 hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its work and deliberations. The matters discussed by the committees are reported on by their Chairperson to the Board of Directors.

In addition to overseeing the regular stages in the life of the Company (review of operating performance, quarterly results, half-yearly and annual financial statements, budget review, risk factors, setting the compensation of Corporate Officers, etc.), in the first half of 2022 the Board discussed and implemented the Company’s newly reorganized governance structure, which resulted in the separation of the offices of Chairman of the Board and Chief Executive Officer. It also noted the implications for the Group of the hostilities unleashed by Russia in Ukraine, particularly with regard to Orange employees and business activities in Russia and the countries bordering the conflict where the Group is an operator (Poland, Slovakia, Romania and Moldavia). At its meeting of February 16, 2022, the Board approved the proposed in-kind contribution of Totem France shares to Totem Group. It also examined the proposed merger between Orange Espagne and MásMóvil.

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With regard to Spain, it authorized the recommendation that Orange Spain bid for spectrum in the 26 GHz band, the last remaining unallocated 5G spectrum under the 5G roll-out. It also authorized the acquisition of the TV distribution rights for Spanish soccer for the 2022-2023 season.

At the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors appointed Jacques Aschenbroich as its Chairman and extended Christel Heydemann’s term of office as Chief Executive Officer. It noted that the resolution regarding approval of the 2022 compensation policy (twelfth resolution) had passed by a slim margin and advised what it intended to do in response.

In the second half of the year, the Board of Directors authorized the sale of the entire capital of Orange Studio plus Orange’s stake in OCS to the Canal + group. It also authorized the extension of the agreements relating to the Buyin joint venture, owned 50/50 by Orange and Deutsche Telekom. It discussed the repercussions for the Group of the European energy crisis, particularly in terms of energy supply for its businesses and the impact of inflation on the Company’s revenues and costs and its ability to deal with them.

It was also kept regularly informed of the Company’s employee-related news (Employment and Skills Planning (ESP), signing of agreements).

After consultation with the Central Social and Economic Committee (CSEC) on the Group’s strategic guidelines, its representative, as is the case every year, submitted a series of questions on these guidelines to the Board of Directors at its meeting of December 7, 2022. The Board is currently working on a reasoned opinion in response.

The Board proposed the renewal of the conditional multi-year variable compensation plan (long-term incentive plan, or LTIP) for Corporate Officers for the period from 2023 to 2025. This system will be submitted to the vote of the Shareholders’ Meeting of May 23, 2023 (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers). The Board of Directors’ review of points related to the appointment, compensation and evaluation of Corporate Officers is conducted in the absence of the interested parties.

On October 5, 2022, it also examined the existence and monitoring of the effectiveness of Internal Control and financial and non-financial risk management systems in the form of a joint meeting of the three committees.

The Board of Directors was presented with an update of the Group Vigilance Plan and the obligations regarding the Statement of Non-Financial Performance. It also approved the information on the corporate, social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

In accordance with the provisions of the Afep-Medef Code relating to the policy of gender balance in management bodies, the Board was presented with a progress report on the objectives that the Company has set for itself in terms of increasing the number of women in management bodies, in particular within the management network of the Group’s executives and leaders. It approved the annual resolution on the policy of professional and salary equality between women and men (see Section 2.2.4 Promoting diversity and inclusion - Gender equality in the workplace).

Lastly, the Board also carried out an assessment of its operation in the second half of 2022 (see Section 5.2.1.9 Periodic review of the operation of the Board of Directors and its committees).

Committee activities

Audit Committee

The Audit Committee met nine times in 2022. Its meetings had a collective attendance rate of 96.3%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, as well as with the Head of the Group Audit, Control and Risk Management Department and the Statutory Auditors, in order to review with them their respective action plans and follow-up on these plans.

Financial reporting

In 2022, the Committee analyzed the Statutory Financial Statements and Consolidated Financial Statements for the 2021 fiscal year and the first half of 2022, together with the first- and third-quarter results for 2022. At its meeting on February 13, 2023, it reviewed the results for the fourth quarter of 2022, as well as the Statutory Financial Statements and Consolidated Financial Statements for the 2022 fiscal year. It verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of Internal Control. In this respect, the Committee reviewed the draft Management Report and heard the Statutory Auditors’ Reports. It also reviewed the 2023 budget. The material risks and off-balance-sheet commitments and their accounting impacts, as well as the results of the asset impairment tests, were also discussed.

The Committee furthermore reviewed all financial communications prior to their publication, including, at its meeting of February 13, 2023, the content of the presentation of the new Lead the future strategic plan ahead of the Capital Markets Day 2023 investors’ conference on February 16, 2023.

Internal control and risk management, ethics

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined the results of the annual evaluation of the Financial Internal Control system, which were presented to it by Group Internal Control, and concluded that the system was effective (see Section 2.2.2.2 Summary of Internal Control work implemented pursuant to Section 404 of the Sarbanes-Oxley Act).

The Committee also reviewed the major risks that the Company believes could have a material adverse effect on its business, financial position or earnings, particularly in light of its risk mapping. It also ensured that the recommendations formulated after the internal audit assignments by Group Audit, Control and Risk Management were correctly implemented. The findings of the audit assignments as well as the schedule of upcoming audit assignments were presented. The description of material risks is presented in Section 2.1 Risk factors.

Management of debt and cash

The Committee regularly reviewed the Group’s debt refinancing and cash management policy and was given a presentation on the annual update of the Group’s derivative counterparty and cash investment limits.

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Development projects and strategic plan

The Committee was informed about the position of some of the Group’s equity interests in Europe, the Middle East and Africa, and reviewed the asset impairment tests conducted at the end of 2022 at the Group’s main subsidiaries and shareholdings, based on the entities’ updated strategic plans, in order to take the 2023 budget as well as geopolitical and macroeconomic changes into account.

Statutory Auditors

The Committee reviewed the fees of the Statutory Auditors for 2022 and the financial terms of their work during the year. At the Audit Committee’s meeting of June 20, 2022, the Statutory Auditors presented their external audit plan.

Governance and Corporate Social and Environmental Responsibility Committee (GCSERC)

The GCSERC met ten times in 2022. Its meetings had a collective attendance rate of 100%.

Compensation of Directors and Officers

In early 2022, the Committee discussed and defined the proposed targets and calculation methods for the variable compensation components of the Chairman and Chief Executive Officer and Delegate Chief Executive Officer for 2022. The proposed compensation and targets for Executive Corporate Officers for 2023 were reviewed and discussed over the course of several meetings and finally defined in February 2023. This process gave rise to a considerable amount of work for the GCSERC and Board, not least drawing lessons from the contested vote of the twelfth resolution presented to the Shareholders’ Meeting of May 19, 2022, despite Stéphane Richard’s waiver of the exceptional compensation that the Board had proposed to grant him for 2022. This led to the decision that, going forward, resolutions related to "say-on-pay" would be individualized so that shareholders had full freedom of choice when voting. The GCSERC also recommended that the thresholds for triggering outperformance in the annual variable compensation be changed (see Section 5.4 Compensation and benefits paid to Directors, Officers and Senior Management).

The Committee also monitored the implementation of the Long-Term Incentive Plans (LTIP), in particular the results of the LTIP 2020-2022 and the overall terms and conditions of a new LTIP 2023-2025, the principle of which will be put to the vote at the Shareholders’ Meeting of May 23, 2023. To support the Company’s climate objectives, the GCSERC recommended increasing the weighting of the CSR criterion pertaining to the reduction of CO2 emissions to 20%, and maintaining the weighting of that related to the proportion of women in management networks at 10% (see Section 5.4.1 Report of the Board of Directors on compensation and benefits paid to Corporate Officers).

Lastly, the Committee prepared the breakdown of compensation for Directors in respect of the 2022 fiscal year and defined the Director compensation policy for the 2023 fiscal year (see Section 5.4.2 Board of Directors’ report on Directors’ compensation).

Governance and operation of the Board

The Committee reviewed the Board’s Corporate Governance Report, which is attached to the Management Report.

It also examined, as it does every year, the situation of each of the Independent Directors with regard to the independence criteria set out in the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

At its meeting of February 9, 2023, the Committee took note of annual declarations made by Orange’s Directors and Officers, in which certain information is required: the number of Orange shares held and any related-party transactions, terms of office and positions held in 2022, personal situation, potential conflicts of interest, etc.

The members of the GCSERC noted that in light of the annual declarations made by Directors and Officers, no specific conflicts of interest had been identified. This review, together with other work carried out by the Committee, led to the proposal to the Board of Directors’ Meeting of February 15, 2023 that seven Directors be considered independent within the meaning of the Afep-Medef Code (see Section 5.2.1.2 Independent Directors).

The Committee also periodically reviewed the membership of the Board’s committees and, in July 2022, recommended appointing Valérie Beaulieu, an Independent Director appointed by the Shareholders’ Meeting of May 19, 2022, to the Audit Committee in view of her background and skills. It noted that Laurence Dalboussière had tendered her resignation effective July 13, 2022 to make way for her replacement, Thierry Chatelier, whom the Committee had recommended be appointed to the Strategy and Technology Committee (STC). Lastly, at the end of the process to restructure the Company’s governance, the GCSERC recommended to the Board in October 2022 that Magali Vallée and Vincent Gimeno, both of whom were elected by employees in December 2021, be appointed to the GCSERC and STC respectively.

During the year, the Committee was presented with the operationalization and steering of Orange’s purpose and the initial work of the "Raison d’agir Committee," designed to make recommendations on implementing the purpose commitments (see Section 4.1.1 Listening to stakeholders - Committee to monitor Orange’s Purpose).

Lastly, the Committee took note of the comments received from the AMF regarding the regular holding of executive sessions. At the initiative of the Chairwoman of the GCSERC, the Board held five executive sessions in the first half of 2022 attended only by Independent Directors. No Executive Corporate Officer was present at those meetings. This meeting format was made standard as from mid-2022 at the initiative of the Chairman of the Board of Directors. The Board of Directors’ Internal Guidelines were updated accordingly (see Section 5.2.1.4 Internal Guidelines).

Nomination

Throughout the fiscal year, the Committee has continued its ongoing monitoring work ("director watch") in order to regularly review a list of director profiles that may correspond to the Board’s needs and thus enable it to prepare for any necessary replacement. The Committee has remained particularly attentive to any profile with expertise in the fields of innovation and technology, internationally where appropriate, and who is or has been in General Management. It systematically ensures that the proportion of independent directors recommended in the Afep-Medef Code be respected when directors are appointed to committees.

In the second half of 2022, given that Jean-Michel Severino could not be reappointed as an independent director on account of reaching the end of three four-year terms, the GCSERC reviewed the candidacy of Momar Nguer to replace him. The profile and skills of Momar Nguer, who spent part of his career in Senegal and chairs the Medef International Africa Committee, were deemed particularly useful to the Board and met its needs.

At the beginning of 2023, the GCSERC also reviewed the candidacy of a new independent director to replace Bernard Ramanantsoa, who had informed the Board of his wish to step down from his directorship at the close of the Shareholders’ Meeting of May 23, 2023 in order to join the Board of Orange Belgium. After seeking and identifying a suitable replacement, the GCSERC recommended the candidacy of Gilles Grapinet. His appointment as an independent director will be submitted for approval at the Shareholders’ Meeting of May 23, 2023.

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The Committee analyzed their business relationships and any potential conflicts of interest should he be appointed. Given the nature and volume of their current business relationships, no conflicts of interest were identified and therefore they both can be considered as independent directors if the Shareholders’ Meeting of May 23, 2023 votes in favor of their appointment.

At the end of this selection process, the GCSERC reiterated that the Board was still looking for a suitable candidate to add to its financial expertise.

CSR, ethics, compliance

The Committee reviewed the Group’s strategy and important issues related to its corporate social and environmental policies. It examined the major achievements in this area in 2022. The Committee reported to the Board of Directors on its work on this subject.

The GCSERC also monitored the progress of the work done by the Raison d’agir Committee, which is tasked with making recommendations on how to implement the Company’s purpose and how to measure and align it with the Company’s undertakings. The Committee was presented with a report on the progress of the roll-out of the Group’s corruption prevention program, in particular relating to the implementation of measures resulting from the French Law of December 9, 2016, known as the Sapin II Law, and Government Order No. 2017-1180 of July 19, 2017 on the publication of non-financial information. In particular, the Committee examined the roll-out of the code of conduct and the obligations regarding the Statement of Non-Financial Performance, and the roll-out of the Group’s Vigilance Plan in 2022. The Board of Directors was informed on this matter.

With regard to CSR and climate change issues, the GCSERC wanted to strengthen the skills of the members of the Board of Directors in this area and to that end suggested that they undergo training on the topic in 2023. The Chairwoman of the GCSERC also expressed the wish to hold a special session on climate issues for future work. She furthermore suggested that the societal aspect of the CSR discussions should be more in-depth and proposed a list of topics in this respect.

The Committee also examined the annual report on ethics and compliance and studied the Group-wide actions resulting in the implementation of the ethics and compliance program (see Section 2.2 Activity and risk management framework). It also assessed the Vigilance Plan for 2023 and the obligations regarding the Statement of Non-Financial Performance. The Committee was presented with the renewal of a syndicated revolving credit facility, the interest rate of which can change based on three CSR indicators: Scope 1 and 2 CO2 emissions, Scope 3 CO2 emissions, and the proportion of women in management networks. During the presentation, members of the GCSERC noted that on the whole, Orange was well-rated on environmental issues by non-financial ratings agencies.

The GCSERC was also presented with the system put in place to respond to the assessment notice from the AFA (Agence française anticorruption - French Anti-Corruption Agency) received in October 2021, which concerns the operations of "Orange Business Services." It was informed of the contents of the AFA’s July 2022 preliminary report to which General Management responded and presented proposals on how to strengthen its program. The GCSERC reiterated the importance of taking the necessary steps to address the issues pinpointed by the AFA and asked General Management to keep it apprised of any further developments in its dealings with this authority.

Finally, as part of the periodic review of the Board’s work (see Section 5.2.1.9 Periodic review of the operation of the Board of Directors and its committees), the Committee continued its discussions on the development and monitoring of succession plans for Corporate Officers.

Employment

The Committee monitored changes in the yearly indicators of the employee satisfaction survey. At its meeting of November 15, 2022, the Committee was presented with a detailed annual report on workplace gender equality and equal pay at Orange, specifically covering the proportion of women in the workforce, an analysis of pay gaps, and the awareness-raising and training initiatives undertaken in 2022. It prepared the relevant Board resolution, stressing to General Management the need to ensure that this policy be uniformly applied in all Group entities. The gender balance policy within the governing bodies was reviewed by the GCSERC and was the subject of a recommendation to the Board, which, in accordance with the new provisions of the Afep-Medef Code, determines the gender balance objectives within these bodies. This policy is supplemented by the special attention paid to the proportion of women on the Boards of Directors of the Group’s subsidiaries and on the specialized committees reporting to the Executive Committee.

Strategy and Technology Committee (STC)

At its meeting of June 22, 2022, the Board approved the transformation of the Innovation and Technology Committee (ITC) into the Strategy and Technology Committee (STC) so that strategic issues could be studied in more detail prior to Board meetings. The ITC, now the STC, met five times in 2022. Its meetings had a collective attendance rate of 84%.

In the second half of 2022 the STC turned its attention to issues more oriented toward the Group’s strategic and technological priorities, as part of the development and preparation of the new strategic plan.

In particular, the STC focused on network software transformation and a sovereign Cloud project. It then devoted the fall of 2022 to reviewing Orange’s strategic priorities, successively examining Orange’s situation in Africa and the Middle East, the B2B market, network infrastructures and Orange’s multi-service strategy.

Joint meeting of Board Committees

At a joint meeting in October 2022, the members of the Audit Committee, GCSERC and STC reviewed the effectiveness of the risk management system. They took stock of 2022 and focused on three major risks for the Group: cyber risk, energy risk and geopolitical risk in the MEA region.

Special committee

A special committee, as provided for by Article 5 of the Internal Guidelines, consisting of the Chairwoman of the GCSERC, Anne-Gabrielle Heilbronner, and Lead Director Bernard Ramanantsoa, was set up by the Board on October 25, 2021 to seek and identify a candidate for the position of Chief Executive Officer, as per the Group’s new governance structure. The committee was assisted in this work by a specialist recruitment firm and by an expert firm in executive compensation. In a second phase, this special committee extended its work to the search for a new Chairman of the Board of Directors and an independent director to replace Helle Kristoffersen, an Independent Director, who resigned from her position on January 31, 2022. The work of this special committee concluded with the proposal of two directors: a Chairman of the Board of Directors and a Chief Executive Officer.

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Strategic seminar

All members of the Board of Directors met on January 23 and 24, 2023 for a strategic seminar. The meeting was an opportunity to present to Directors an overview of Orange’s ecosystem and to discuss the priorities of the next strategic plan presented to the Board of Directors at its meeting of February 15, 2023 and to investors on February 16, 2023 by the Chief Executive Officer.

Individual attendance of Board members

In accordance with Article 12.1 of the Afep-Medef Code, the table below presents the attendance of each member of the Board of Directors in 2022.

	Attendance of members of the Board of Directors
	Board of Directors	Audit Committee	GCSERC	STC
Jacques Aschenbroich (1)	100%	N/A	N/A	N/A
Valérie Beaulieu	100%	100%	N/A	N/A
Stéphanie Besnier	92%	78%	N/A	N/A
Alexandre Bompard	62%	N/A	N/A	20%
Thierry Chatelier (2)	100%	N/A	N/A	100%
Sébastien Crozier	100%	100%	N/A	N/A
Laurence Dalboussière (2)	100%	N/A	100%	N/A
Vincent Gimeno	100%	N/A	N/A	100%
Anne-Gabrielle Heilbronner	100%	N/A	100%	N/A
Christel Heydemann (3)	100%	100%	N/A	N/A
Helle Kristoffersen	100%	N/A	N/A	N/A
Anne Lange	85%	N/A	100%	N/A
Bernard Ramanantsoa	100%	100%	N/A	N/A
Stéphane Richard	100%	N/A	N/A	N/A
Frédéric Sanchez	100%	N/A	N/A	100%
Jean-Michel Severino	92%	100%	N/A	N/A
Bpifrance Participations represented by Thierry Sommelet	100%	N/A	N/A	100%
Magali Vallée (4)	100%	N/A	100%	N/A

(1)   Jacques Aschenbroich joined the Board at the close of the Shareholders’ Meeting of May 19, 2022, to replace Stéphane Richard whose term of office had expired.

(2)   Laurence Dalboussière resigned from her position as director representing employee shareholders effective July 13, 2022; she was succeeded by Thierry Chatelier (elected as an alternate at the Shareholders’ Meeting of May 19, 2020).

(3)   Christel Heydemann was a member of the Audit Committee until April 3, 2022, the day before she assumed her position as Chief Executive Officer.

(4)   Magali Vallée was appointed to the GCSERC following the departure of Laurence Dalboussière. She previously served on the STC.

5.2.1.9     Periodic review of the operation of the Board of Directors and its committees

The operation of the Board of Directors and its committees is alternately assessed internally via self-assessment, as was the case in 2021, and externally with the help of an independent consultant.

In the second half of 2022, the GCSERC proposed to the Board a system of assessment by an external consultant, based on the response to a questionnaire and a one-on-one interview. All the Directors participated in this exercise.

The Board reviewed the GCSERC’s report on the results of this latest assessment at its meeting of February 15, 2023.

The Directors expressed their satisfaction with the recent change in Orange’s governance, since the separation of offices allowed the Board and its committees to operate more effectively. This separation of offices resulted in a new independence between the Chairmanship and the management team which allows balance of powers, freedom of debate and the overall improvement of the Board functioning, thanks to shortened and more efficient meetings.

The new relationship between the Chief Executive Officer and the Chairman of the Board of Directors was also perceived positively by the Directors. The functioning of this pairing is perceived as harmonious and balanced and has enabled the launch of a strategic review process which was expected by the directors, and which was formalized by the presentation of the new strategic plan in January 2023.

Following this assessment, recommendations have been made and those that have not yet been implemented will be implemented in the near future.

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5.2.1.10   Description of the procedure for evaluating current agreements

Pursuant to Article L. 225-39 of the French Commercial Code as amended by the law of May 22, 2019 on the growth and transformation of companies (known as the PACTE Act), the Boards of Directors of listed companies are required to implement a procedure to regularly assess whether agreements relating to current operations and entered into on an arm’s length basis meet these conditions.

On December 3, 2019, the Orange SA Board of Directors adopted an internal procedure to assess whether the agreements concluded between (i) Orange SA and (ii) the Directors and Officers of Orange SA or the public sector (including the French government, Bpifrance Participations, central government administrations and companies controlled by the government) or any company in which an Orange SA Director or Officer holds a position, can continue to be described as agreements "relating to current operations and entered into on an arm’s length basis."

As part of the procedure, the Group Legal Department is responsible for (i) centralizing the recording of these freely negotiated agreements with the Legal Departments of the Orange SA divisions, and (ii) carrying out subsequent evaluations.

This involves assessing agreements prior to their signature, agreements being classified on a case-by-case basis by the Legal Department in question, with the support of the Operational, Finance and Compliance Departments of the Group, on the basis of cumulative criteria (the operation must be both current and entered into on an arm’s length basis), and a re-examination of these agreements is planned on an annual basis. An annual in-depth check is also carried out on material agreements to ensure that they continue to meet the criteria for current agreements and arm’s length conditions at the level of Orange SA. Material agreements are those subject to significant commitments for Orange SA or decisions made in the Group Investment Committee.

A report on this procedure is presented annually to the Board of Directors for approval. The Board will examine the effectiveness of the procedure for evaluating current agreements entered into on an arm’s length basis within the Group.

For the year ended December 31, 2021, the above-mentioned report established that the agreements identified, subject to the procedure, could continue to be classified as current agreements entered into on an arm’s length basis. The report was presented to the Audit Committee on July 25, 2022 and was approved by the Board of Directors’ Meeting of July 27, 2022 on the recommendation of the Audit Committee. Its review led to the conclusion that the internal procedure was effective and that it was implemented under the same conditions in 2022.

5.2.2      Operation of General Management

5.2.2.1     Management structure

As part of a natural evolution that occurs during governance restructuring, with Stéphane Richard’s term of office about to expire, and in keeping with the wishes of the Company’s various shareholding stakeholders, the Board of Directors resolved on January 28, 2022 to separate the offices of Chairman and Chief Executive Officer and to entrust Christel Heydemann, at the time an Independent Director, with the office of Chief Executive Officer as from April 4, 2022. At its meeting of March 30, the Board resolved to propose the appointment of Jacques Aschenbroich as Director to succeed Stéphane Richard.

At the close of the Shareholders’ Meeting of May 19, 2022, the Board of Directors confirmed it was maintaining the way in which General Management was organized, as decided on January 28, 2022, and resolved to entrust the office of Chairman of the Board of Directors to Jacques Aschenbroich, reappoint the Chief Executive Officer for a term equal to that of the Chairman of the Board of Directors, and reappoint the Delegate Chief Executive Officer for a term equal to that of the Chief Executive Officer. Ramon Fernandez resigned from his office as Delegate Chief Executive Officer effective December 31, 2022.

5.2.2.2     Restrictions on the powers of the Chief Executive Officer

In accordance with the law and the Company’s Bylaws, the Chief Executive Officer is vested with extensive powers to act in the Company’s name. The CEO exercises these powers within the limits of the corporate scope and subject to those powers expressly attributed by the law and the Internal Guidelines of the Board of Directors. She is supported in this task by the Executive Committee and any Delegate CEOs.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chief Executive Officer must obtain the Board’s prior authorization before committing the Company to:

−    investments or divestments exceeding 200 million euros per transaction falling within the consolidation scope, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

−    any new investment (excluding acquisitions of telecommunication spectrum) under the Group’s major multi-annual technology programs in its main geographic regions (such as FTTH, 5G, etc.) in an average amount per annum exceeding 2.5% of Group capital expenditure budgeted during the year in question.

In addition, acquisitions of telecommunication spectrum by the Group in regions representing at least 10% of consolidated revenues are subject to prior presentation to the Board of Directors, which will set a maximum amount that can be bid at auction.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategic guidelines and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain the authorization of the Board of Directors annually, within caps determined by the latter, to issue sureties, endorsements or guarantees or for the Company to issue bonds or similar securities or arrange syndicated bank loans.

5.2.2.3     Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chief Executive Officer, is responsible for managing the Group and coordinating the implementation of its strategic guidelines. It oversees the achievement of operational, employee-related and technical objectives, as well as those relating to the allocation of financial resources. Its meetings are generally held weekly. Its composition is set out in Section 5.1.3 Executive Committee.

Within the Company, a series of powers and signing authorities is established by the Chief Executive Officer for each of the members of the Executive Committee, each of whom has applied them in their respective area of expertise.

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Several specialized committees reporting to the Executive Committee were created to apply or oversee the implementation of its directives throughout the Group. The main committees that support Group governance are the Group Investment Committee, the Financing and Treasury Committee, the Tax Committee, the Claims and Commitments Committee, the Risk Committee, the Disclosure Committee, and the Group Ethics and Sustainability Committee. Each committee has adopted Internal Guidelines or a charter defining their operating and resolution procedures. These committees are also responsible for monitoring risk management with regard to financial liabilities, thereby helping limit the Group’s overall exposure.

The Group Investment Committee, which reports to the Chief Executive Officer, is chaired by the Deputy Chief Executive Officer, Executive Director of Finance, Performance and Development. It includes four other permanent members: the Executive Director of Human Resources and Group Transformation, the Executive Director of Technology and Innovation, the Executive Director of Strategy and Cybersecurity activities, and the Secretary General. The Internal Guidelines of this Committee (terms of reference) evolved in April 2022. Its role is to review the financial commitments, off-balance-sheet commitments and non-financial commitments of the Group, also focusing on value creation. Other than in extraordinary circumstances, the Committee has decision-making authority on investment projects in IT systems and service platforms exceeding 10 million euros as well as responses to calls for tenders on the B2B market whose financing needs exceed 10 million euros, and on other investment projects exceeding 50 million euros (including implied operating expenses). It also rules on acquisitions and asset disposals, and the financing needs of subsidiaries in the event of an increase in the Group’s financial exposure. This Committee meets as often as it deems necessary and in general once a week.

The Financing and Treasury Committee is chaired by the Deputy Chief Executive Officer, Executive Director Finance, Performance and Development. It sets the guidelines for managing the Group’s debt and financing on a quarterly basis, especially in respect of its liquidity, interest rate, foreign exchange and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.). It met four times in 2022.

The Tax Committee is chaired by the Deputy Chief Executive Officer, Executive Director Finance, Performance and Development. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may hold special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. It met 3 times in 2022.

The Claims and Commitments Committee is chaired by the General Secretary. It examines the Group’s significant litigation and contractual commitments to ensure that the related risks are taken into account as necessary in the form of accounting provisions. The Committee’s role also includes approving the information in the notes to the financial statements on significant litigation. It met 7 times in 2022.

The Risk Committee, which reports to the Chief Executive Officer, is chaired by the Deputy Chief Executive Officer, Executive Director Finance, Performance and Development. It is made up of members of the Executive Committee, ten of whom are permanent members. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of Internal Control, as well as to assist the General Management in its risk management reporting to the Audit Committee and Board of Directors. To that end, the Committee validates the risk mapping, validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It monitors the fraud and corruption prevention programs and reviews identified cases during meetings with the Lead Director, if one has been appointed. It is also informed of the main work on Internal Control, and ensures the consistency of the Internal Control and internal audit plans with the risk management objectives. It met 4 times in 2022.

The Disclosure Committee operates under the authority of the Deputy Chief Executive Officer, Executive Director Finance, Performance and Development. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant department heads within the accounting, legal, internal audit, management control, investor relations and communications fields. It ensures the integrity, accuracy, compliance with applicable laws and regulations and recognized practices, consistency and quality of the Group’s financial information. It carries out this task within the procedural framework for the preparation and validation of financial information as defined for the entire Group. Accordingly, it examines all financial disclosures made by the Company: the Consolidated Financial Statements, the annual and half-yearly financial reports, the Universal Registration Document filed with the AMF and the US Annual Report (Form 20-F) filed with the SEC, as well as any press releases containing financial information and presentations to institutional investors. In addition, the Committee looks at the financial communication of the principal listed subsidiaries. It met 13 times in 2022.

The Group Ethics and Sustainability Committee deals with issues of compliance, ethics and social responsibility at Orange. The Committee is co-chaired by the Deputy Chief Executive Officer and Executive Director Finance, Performance and Development and the Executive Director CSR, Diversity and Solidarity. It is made up of members of the Executive Committee, the Group’s Inspector General, the CSR Director, and the Chief Compliance Officer, who acts as secretary. Since 2021, it has been the Executive Committee’s collegiate governance decision-making body for environmental and social responsibility issues. As such, it validates the principles for implementing the Group’s CSR strategy, reviews the human and financial resources to be committed and action plans to be implemented, steers the Group’s non-financial communications (particularly the Statement of Non-Financial Performance (SNFP) and the "Orange group Vigilance Plan," which are included in the Management Report presented to the Shareholders’ Meeting), and validates the information presented to the GCSERC. The Group Ethics and Sustainability Committee met four times in 2022.

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5.3     Reference to a Code of Corporate Governance

Orange refers to the Afep-Medef Corporate Governance Code for listed companies revised in December 2022, which can be viewed on the Orange, Afep and Medef websites. The Company hereby declares that it complies with the recommendations of the Afep-Medef Code as at the date of this document.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance rules into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

The main differences between Orange’s practices and the rules applicable to US companies are described in the Group’s US Annual Report (Form 20-F), filed with the US Securities and Exchange Commission (SEC).

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5.4     Compensation and benefits paid to Directors, Officers and Senior Management

5.4.1      Report of the Board of Directors on compensation and benefits paid to Corporate Officers

The Company refers in general, and in particular with regard to compensation, to the Afep-Medef Corporate Governance Code for listed companies in its revised version of December 2022.

This report presents the itemized total compensation and benefits of any kind paid to Directors and Officers during the fiscal year ended December 31, 2022, or awarded in respect of that same fiscal year, as well as the compensation policy for Directors and Officers for their terms of office, pursuant to Article L. 22-10-8 I. of the French Commercial Code.

This report was prepared under the aegis of the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC).

5.4.1.1     Compensation policy for executive and non-executive Corporate Officers

Orange aims to define and implement a balanced and socially equitable compensation policy for its Corporate Officers.

The compensation policy for executive Corporate Officers is in line with the Group’s strategic guidelines, and especially its financial objectives. It is not only a management tool for attracting, motivating, and retaining the talent the Company needs, but also meets the expectations of shareholders and other stakeholders, particularly in terms of transparency, performance and fulfillment of CSR commitments. It takes into account the result of the vote on the twelfth resolution at the Shareholders’ Meeting of May 19, 2022 regarding the approval of the 2022 compensation policy for Corporate Officers, plus observations made by shareholders.

All compensation and benefits are analyzed item by item, then overall, to obtain the appropriate balances between fixed and variable, individual and collective, and short- and long-term compensation.

Orange ensures that the criteria governing the annual and multi-year variable components for executive Corporate Officers are aligned with the criteria for all the Company’s Senior Management.

The compensation policy for Corporate Officers is set by the Board of Directors upon the recommendation of the GCSERC, while taking into account applicable laws (particularly Articles L. 22-10-8 and L. 22-10-9 of the French Commercial Code), and recommendations from the Afep-Medef Code. The ex-ante say-on-pay resolutions will be submitted separately for each Corporate Officer, as is already the case for ex post say-on-pay resolutions.

The compensation policy includes a clawback mechanism that will come into effect as from the deadline set by the US Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) for entry into force of the new NYSE regulations regarding the listing standards relating to recovery of erroneously awarded compensation, as mandated by the Dodd-Frank Act.

Governance

The general principles and criteria for the compensation and assessment of Directors and Officers are prepared and examined by the GCSERC, which then makes recommendations to the Board of Directors for decision.

The GCSERC may use external benchmarks to evaluate the positioning of the compensation of Directors and Officers. In this respect, surveys are periodically conducted with the help of a firm specializing in executive compensation to ensure that compensation levels and structures are competitive in relation to a panel of comparable companies in size and complexity, including companies based in France and internationally that are the Group’s competitors in telecommunications, as well as services companies, in some of which the French State is a shareholder.

The GCSERC listens to the comments and requests of investors and other stakeholders, as was the case with the contested vote on the twelfth resolution at the Shareholders’ Meeting of May 19, 2022, and takes them into account while maintaining a consistent compensation policy, subject to constraints imposed by the confidentiality of the information published.

Finally, the GCSERC ensures the proper alignment of the compensation policies for the Company’s executive Corporate Officers and other Senior Management in terms of the annual variable compensation and Long-Term Incentive Plans (LTIPs) involving the awarding of performance shares, and more generally the balance of Orange’s compensation packages with the analysis of changes in internal pay ratios.

The GCSERC generally defines the compensation structure for executive Corporate Officers at the end of the previous year, and at the start of the current year, sets the targets and criteria governing variable compensation packages in line with the Group’s strategic guidelines, the contribution demanded of these Corporate Officers and the compensation of the other Directors and Officers.

The topic of the compensation of Corporate Officers was addressed during four meetings of the Board of Directors in 2022. Corporate Officers do not participate in discussions of the Board of Directors about their own compensation.

Compensation structure for executive Corporate Officers (Chief Executive Officer and any Delegate Chief Executive Officers)

The compensation structure for each executive Corporate Officer mainly consists of fixed compensation, annual variable compensation and multi-year variable compensation. Each of these items is described in more detail below.

Fixed compensation

The fixed compensation of Corporate Officers is based on:

−    the importance and complexity of their responsibilities;

−    the experience and background of the individuals holding the various positions;

−    market analyses for comparable positions.

Annual variable compensation

The purpose of annual variable compensation is to inspire executive Corporate Officers to achieve the annual performance targets set for them by the Board of Directors, in line with the Group’s strategic guidelines, and in particular, its financial objectives. Pursuant to the Afep-Medef Code, the potential amount of variable compensation is expressed as a percentage of fixed compensation.

Variable compensation depends on performance levels applied to financial and non-financial indicators, with both reflecting the overall performance expected. The entire variable compensation is determined on the basis of precise targets - most importantly a quantitative performance measurement, including for the non-financial indicators, made on the basis of the target chosen by the Board of Directors for the needs of the measurement.

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Multi-year variable compensation

Orange offers executive Corporate Officers an annual performance share plan (LTIP) for their multi-year variable compensation to retain talent and further align their interests with the Company’s success as well as with shareholder returns, in line with market practices. The Shareholders’ Meeting approves the volume and major policies of the plan. The plan will include criteria that take into account the beneficiaries’ direct contribution to the Company’s long-term and overall performance using financial, social and environmental indicators. Some employees holding key positions within the Orange group are also eligible for the plan.

In addition to the performance conditions, the vesting of the shares is subject to the executive Corporate Officers still being in office on the date the performance conditions assessment is completed. Beneficiaries must hold in registered form at least 50% of the shares so granted to them in their capacity as Corporate Officers, until they leave office.

In the event that a beneficiary loses their corporate office, the Board may decide whether or not they may keep an unvested performance share plan, in which case, the maximum number of performance shares that may be granted will be prorated to the length of time the employee was with the company.

The use of a multi-year cash incentive plan may again be considered in the future if regulatory changes or any other circumstances were to make it difficult or impossible for the Company to use a performance share-based plan.

Holding a corporate office in an Orange subsidiary

Executive Corporate Officers may be required to hold offices in Group companies. In such cases, they do not receive compensation (e.g. "attendance compensation") for the offices held.

Clawback mechanism

Following changes in US regulations for companies listed on US markets, a mechanism for recovering certain incentive-based compensation, both annual and multi-year, partially or wholly contingent on the attainment of financial performance indicators, will come into effect as from the deadline set by the SEC and NYSE) for entry into force of the new NYSE regulations. It will affect the Chief Executive Officer in the event that the Company is required to prepare an accounting restatement due to material noncompliance with a financial reporting requirement, or to an error that would be material in this context or could lead to a material misstatement.

Supplemental retirement plan

In addition to the mandatory and supplementary pension plans, a supplemental retirement plan has been set up for executive Corporate Officers. Under this plan, the Company pays an annual contribution, half of which comprises premiums paid to a third-party organization under a defined-contribution retirement plan (an "Article 82" plan) and half consists of a cash sum, since enrollment in the plan gives rise to immediate taxation. This contribution is calculated on the basis of 20% of fixed plus variable compensation. The premium paid to the third-party organization is considered as salary and therefore treated as a benefit in kind.

Plans related to involuntary termination of service or involuntary loss of corporate office

The Company realized that the compensation package of Stéphane Richard, who served as Chairman and CEO until April 3, 2022, did not include any severance pay should he lose his corporate office (including income replacement benefits equal to unemployment benefits), which does not align with market practices. This led the Board to decide, when recruiting his replacement to serve as Chief Executive Officer, and based on the recommendation of the GCSERC, to institute severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers (private unemployment insurance set up with Association pour la Garantie Sociale des Chefs et Dirigeants d’Enterprise - GSC) for Christel Heydemann, Chief Executive Officer. In accordance with Afep-Medef Code recommendations, the Chief Executive Officer does not have an employment contract with the Company.

In accordance with Afep-Medef Code recommendations, the total amount of severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers may not exceed two years of compensation (annual fixed and variable).

Note that the insurance premium paid to GSC for involuntary loss of office is considered as salary and treated in payroll as a benefit in kind.

Compensation structure for non-executive Corporate Officers (separated Chairman of the Board of Directors)

Fixed compensation

The fixed compensation of the separated Chairman of the Board of Directors is established by comparing the compensation levels and structures of a panel of comparable companies.

Compensation allocated to Directors (e.g. "attendance compensation")

The Board of Directors determines how compensation is allocated among Directors for their work (e.g. "attendance compensation"). The Board may decide that the separated Chairman of the Board will not receive compensation as a Director (see Section 5.4.2.2 Directors’ compensation policy).

The non-executive Chairman of the Board of Directors does not receive any other compensation (particularly variable compensation, stock options or performance shares).

Other items

Benefits in kind

Corporate Officers are provided, if they so desire, with a company car and driver, consulting services providing personal legal assistance related to their duties, an annual health check, and Internet/telephone access and equipment, including IT equipment, necessary to perform their duties.

Note that the premiums paid by the Company under the "Article 82" supplemental retirement plan for executive Corporate Officers, together with the insurance premiums for involuntary loss of office paid to GSC for the Chief Executive Officer, are considered as salary and treated in payroll as a benefit in kind.

Furthermore, expenses incurred by Corporate Officers in the course of their duties are reimbursed by the Company upon presentation of receipts.

Miscellaneous

Corporate Officers are enrolled in the Orange group’s death and disability and supplementary health insurance plans under the same conditions as enrolled employees.

Following Government Order No. 2019-1234 of November 27, 2019 regarding the compensation of corporate officers of listed companies, which repealed Article L. 225-42-1 of the French Commercial Code, and the revision of the regulated agreements, which remained in effect in fiscal year 2022, the following regulated agreements:

−    amendment to the death and disability insurance policy;

−    amendment to the healthcare costs policy,

are no longer subject to the regulated agreements procedure.

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5.4.1.2     Amount of compensation paid or allocated to Officers for 2022

Tables 1 to 11 below follow the standard presentation as recommended in Annex 4 of the Afep-Medef Code.

Summary of the compensation, stock options and shares allocated to each executive Corporate Officer (Table 1)

(in euros)	2022	2021
Stéphane Richard
Compensation allocated in respect of the fiscal year (breakdown in Table 2) (1)	460,420	1,782,271
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	0	221,550
Valuation of other long-term compensation plans	N/A	N/A
Total	460,420	2,003,821
Christel Heydemann
Compensation allocated in respect of the fiscal year (breakdown in Table 2) (1)	1,450,155	N/A
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	527,100	N/A
Valuation of other long-term compensation plans	N/A	N/A
Total	1,977,255	N/A
Ramon Fernandez
Compensation allocated in respect of the fiscal year (breakdown in Table 2)	1,062,633	963,063
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	135,540	113,940
Valuation of other long-term compensation plans	N/A	N/A
Total	1,198,173	1,077,003
Gervais Pellissier
Compensation allocated in respect of the fiscal year (breakdown in Table 2)	N/A	966,190
Valuation of options allocated during the fiscal year	-	-
Valuation of LTIP performance shares allocated during the fiscal year	N/A	113,940
Valuation of other long-term compensation plans	N/A	N/A
Total	N/A	1,080,130

N/A: Not Applicable.

(1)   Compensation prorated as applicable.

(2)   Under the LTIP 2021-2023, the equivalent value of the performance shares awarded in 2021 and 2022 under the LTIP 2021-2023 and LTIP 2022-2024 is the IFRS fair value at their award date (see Table 6 "Performance shares awarded during the financial year").

(3)   Gervais Pellissier ceased to be a Corporate Officer of Orange on December 31, 2021.

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Summary of the compensation paid to each executive Corporate Officer (Table 2)

Gross amounts (in euros)	2022		2021
	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year
Stéphane Richard
Fixed compensation	245,416	245,416	950,000	950,000
Variable compensation	211,255	817,760	817,760	570,000
Multi-year variable compensation (LTIP)	-	-	-	-
Exceptional compensation	-	-	-	-
Attendance compensation (1)	-	-	-	-
Benefits in kind	3,749	3,749	14,511	14,511
Total	460,420	1,066,925	1,782,271	1,534,511
Christel Heydemann
Fixed compensation	667,500	667,500	N/A	N/A
Variable compensation	616,970	N/A	N/A	N/A
Multi-year variable compensation (LTIP)	-	-	-	-
Deferred compensation "Article 82": Paid directly to the beneficiary (50%) (2)	66,750	66,750
Exceptional compensation	N/A	N/A	-	-
Attendance compensation (1)	25,583	58,000	58,000	56,000
Benefits in kind (including deferred compensation "Article 82": Paid into a life insurance plan (50%)	73,352	73,352	N/A	N/A
Total	1,450,155	865,602	58,000	56,000
Ramon Fernandez
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	362,927	353,520	353,520	234,000
Multi-year variable compensation (LTIP)	-	-	-	-
Deferred compensation "Article 82": Paid directly to the beneficiary (50%) (2)	44,500	44,500
Exceptional compensation	N/A	N/A	-	-
Attendance compensation	N/A	N/A	N/A	N/A
Benefits in kind (including deferred compensation "Article 82": Paid into a life insurance plan (50%)	55,206	55,206	9,543	9,543
Total	1,062,633	1,053,226	963,063	843,543
Gervais Pellissier
Fixed compensation	N/A (3)	N/A (3)	600,000	600,000
Variable compensation	N/A (3)	353,520	353,520	234,000
Multi-year variable compensation (LTIP)	-	-	-	-
Exceptional compensation	-	-	-	-
Attendance compensation	N/A	N/A	N/A	N/A
Benefits in kind	N/A (3)	N/A (3)	12,670	12,670
Total	N/A	353,520	966,190	846,670

N/A: Not Applicable.

(1)   Stéphane Richard and Christel Heydemann waived their entitlement to "attendance compensation" in their capacities as executive Corporate Officers. Christel Heydemann was allocated "attendance compensation" for her role as Company Director until she was appointed Orange’s Chief Executive Officer.

(2)   As part of the defined-contribution retirement plan ("Article 82" plan), Christel Heydemann and Ramon Fernandez, since April 4, 2022, benefit from of a cash sum, since enrollment in the plan gives rise to immediate taxation. This cash sum represents 50% of the contribution which is calculated on the basis of 20% of the fixed plus variable compensation.

(3)   Gervais Pellissier ceased to be a Corporate Officer of Orange on December 31, 2021.

Annual fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 19, 2022, the compensation of Stéphane Richard remained unchanged at 950,000 euros annually, that of Christel Heydemann was set at 900,000 euros annually, and that of Ramon Fernandez at 600,000 euros annually, Gervais Pellissier having resigned from office effective December 31, 2021. Where applicable, this compensation is prorated to the time served in office during the fiscal year.

Annual variable compensation

In respect of fiscal year 2021, Stéphane Richard received variable compensation in 2022 of 817,760 euros, while Ramon Fernandez and Gervais Pellissier each received variable compensation of 353,520 euros. These amounts were approved by the Shareholders’ Meeting of May 19, 2022 (ex post say-on-pay).

For fiscal year 2021, Stéphane Richard received variable performance-related compensation of 80% of his annual fixed compensation, and up to 100% for over performance.

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For fiscal year 2021, Ramon Fernandez and Gervais Pellissier were each entitled to performance-related variable compensation capped at 60% of their annual fixed compensation.

Reminder of targets and results achieved for 2022

For fiscal year 2022, executive Corporate Officers’ annual variable compensation was based on the weighted average of five indicators focusing on the Group’s growth (revenue growth rate), profitability (organic cash flow from telecom activities & EBITDAaL), quality of service, and CSR performance. The expected performance levels were set by the Board of Directors, with financial indicators based on the Group’s budget.

In view of the separation of the offices of Chairman and Chief Executive Officer and Stéphane Richard’s subsequent departure from the Group, for the sake of simplicity, the Board of Directors decided to keep Stéphane Richard’s annual variable compensation for 2022 as Chairman and Chief Executive Officer in line with his variable compensation for 2021, prorating it up to April 3, 2022.

With regard to Christel Heydemann and Ramon Fernandez, their annual variable compensation for 2022 was calculated using a flexible payout curve whereby each indicator was assigned an achievement rate based on actual performance.

Organic revenue growth (for 15%)

The revenue growth target (on a comparable basis) set for the executive Corporate Officers for 2022 was in line with the Group’s budget. With growth of 276 million euros, the flexible payout curve put the achievement rate of this indicator at 109.4% for Christel Heydemann and 100% for Ramon Fernandez.

Organic cash flow from telecom activities (for 15%)

The target for organic cash flow of telecom activities set for the executive Corporate Officers for 2022 was in line with the Group’s budget. With organic cash flow from telecom activities of 3,058 million euros, the flexible payout curve put the achievement rate of this indicator at 114.9% for Christel Heydemann and 100% for Ramon Fernandez.

EBITDAaL (for 20%)

The EBITDAaL target set for the Corporate Officers for 2022 was in line with the Group’s budget. With EBITDAaL of 12,963 million euros, the flexible payout curve put the achievement rate of this indicator at 32.10% for both Christel Heydemann and Ramon Fernandez.

B2C and B2B service quality (for 17%)

The customer experience indicator is broken down into two sub-indicators: mass-market customer experience (B2C customer survey), which accounts for 75% of the result, and global B2B customer experience (B2B customer survey), which accounts for 25%.

The B2C and B2B sub-indicators are Mean Recommendation Scores (MRS) given by customers. These surveys are conducted in several countries: in France, in the Europe region and the MEA region, and with the B2B customers of Orange Business Services. Geographic and functional measurement scopes are relatively unchanged from fiscal year 2021.

For 2022, the target for the B2C indicator was 82.20 and the actual was 81.75. For the B2B indicator, the target was 7.80 and the actual was 7.88.

The flexible payout curve put the achievement rate for the B2C indicator at 88.7% for both Christel Heydemann and Ramon Fernandez. The flexible payout curve put the achievement rate for the B2B indicator at 110% for Christel Heydemann and 100% for Ramon Fernandez.

CSR performance (for 33%)

The aim was to achieve overall progress in three CSR components:

−    16.50% for the employee survey; this CSR performance criterion remains critically important for a group such as Orange, which will continue to use a reputable independent firm to measure it. The result is examined on the basis of employee perceptions on three themes and is equal to the average of the scores obtained on those three themes.

The flexible payout curve gave a score for this indicator of 74.7% for both Christel Heydemann and Ramon Fernandez;

−    8.25% for the proportion of women in management networks.

The flexible payout curve gave a score for this indicator of 141.3% for Christel Heydemann and 100% for Ramon Fernandez;

−    8.25% for access to training.

The flexible payout curve gave a score for this indicator of 150% for Christel Heydemann and 100% for Ramon Fernandez.

Amount of annual variable compensation for 2022

-  Achievement rate for Christel Heydemann

Criterion	Weighting	Annual variable compensation 2022 results			Score
		Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget - 1.15 pts	Budget	Budget + 0.85 pt	16.41%
Organic cash flow	15.00%	Budget - €180 m	Budget	Budget + €180 m	17.24%
EBITDAaL	20.00%	Budget - €30 m	Budget	Budget + €45 m	6.43%
B2C service quality	12.75%	78.2	82.2	86.2	11.32%
B2B service quality	4.25%	7.4	7.8	8.2	4.67%
Employee survey	16.50%	70%	87%	92%	12.33%
Proportion of women in management networks	8.25%	31.6%	32.4%	33.2%	11.65%
Training access rate	8.25%	83%	87%	91%	12.38%
Weighted total	100.00%				92.43%

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-  Achievement rate for Ramon Fernandez

Criterion	Weighting	Annual variable compensation 2022 results			Score
		Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget - 1.15 pts	Budget	Budget + 0.85 pt	15.00%
Organic cash flow	15.00%	Budget - €180 m	Budget	Budget + €180 m	15.00%
EBITDAaL	20.00%	Budget - €30 m	Budget	Budget + €45 m	6.43%
B2C service quality	12.75%	78.2	82.2	86.2	11.32%
B2B service quality	4.25%	7.4	7.8	8.2	4.25%
Employee survey	16.50%	70%	87%	92%	12.33%
Proportion of women in management networks	8.25%	31.6%	32.4%	33.2%	8.25%
Training access rate	8.25%	83%	87%	91%	8.25%
Weighted total	100.00%				80.83%

The application of these achievement rates to the executive Corporate Officers’ respective annual variable compensation objectives yields the following amounts for 2022:

Executive Corporate Officer	Fixed compensation (in euros)	Target (%)	Achievement rate (%)	Variable compensation due (in euros)	Payment rate (%)
Christel Heydemann	667,500	100%	92.43%	616,970	92.43%
Ramon Fernandez	600,000	60%/80% (1)	80.83%	362,927	60.49%

(1)   60% from Jan 1 to April 3, 2022 ; 80% as from April 4, 2022.

-  Achievement rate for Stéphane Richard

Executive Corporate Officer	Fixed compensation (in euros)	Target (%)	Achievement rate (%)	Variable compensation due (in euros)	Payment rate (%)
Stéphane Richard (until April 3, 2022)	245,416	80%	N/A	211,255	N/A

Performance share plans

Christel Heydemann was not eligible for the LTIP 2020-2022.

Under the LTIP 2020-2022, 18,000 Orange shares were allocated to Ramon Fernandez, subject to performance and continued employment conditions in accordance with the nineteenth resolution approved by the Shareholders’ Meeting of May 19, 2020.

The Board of Directors decided to maintain the award that it had already approved for Chairman and Chief Executive Officer Stéphane Richard under the LTIP 2020-2022, even though the plan had not yet vested, and to waive the continued employment condition without changing the performance condition, and to prorate his actual presence in the company as Chairman and CEO - i.e. until April 3, 2022. This meant that the maximum award, which was 35,000 Orange shares, was reduced to 26,250 shares (taking into account 27 months of actual presence over the 36 months of the plan), which in turn, given the level of achievement of the performance conditions for this plan (see below), gives a total of 15,503 shares.

Results of the LTIP 2020-2022

The performance conditions of this plan are measured using the following four indicators:

−    the comparative change between the Orange Total Shareholder Return (TSR) and the TSR of the Stoxx Europe 600 Telecommunications index over the duration of the plan, for 40%;

−    organic cash flow as defined by the plan, accumulated over three fiscal years, for 40%;

−    the renewable electricity rate, for 10%;

−    CO2 per customer use, for 10%.

Total Shareholder Return (TSR)

The TSR target was not met for the 2020-2022 period. Orange’s TSR was 17.4%, less than the Stoxx Europe 600 Telecommunications index TSR, which was 9.6%, which gives this indicator an achievement rate of 0%.

Organic cash flow (telecom activities), as defined by the plan

Organic cash flow from telecom activities from 2020 to 2022 was 97.64% of target. This gives a score of 39.06%.

Renewable electricity rate

The renewable electricity rate in 2022 was 37.78% compared to a target of 35%. This gives a score of 10.00%.

CO2 per customer use

CO2 per customer use in 2022 was -77.88% compared to a target of - 71%. This gives a score of 10.00%.

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Valuation of LTIP 2020-2022 in number of shares

The combined results of the four indicators give a result of 59.06%.

Executive Corporate Officer in office at December 31, 2022	Target	Achievement rate (%)	Shares vested LTIP 2020-2022
Christel Heydemann	N/A	N/A	N/A
Ramon Fernandez	18,000	59.06%	10,630

N/A Non Applicable.

Breakdown of benefits in kind in 2022

The executive Corporate Officers were able to receive the following benefits in kind in 2022:

Benefits in kind	Company car	Health check	Legal advice	Internet/ telecommunication	GSC	Article 82
Stéphane Richard	X
Christel Heydemann	X	X	X	X	X	X
Ramon Fernandez		X	X	X		X

Internal pay ratios

The internal pay ratios for 2022 and the four previous years are published in accordance with the Afep recommendations:

−    selected entity: Orange SA, which represents 78.44% of employees on permanent contracts in France (73,824 employees);

−    scope: all private or public employees, civil servants excluding expatriates present throughout the prior and current years;

−    compensation taken into account: compensation (full-time equivalent for part-time employees) and benefits in kind paid in the current year on a gross basis and LTIP allocated in the current year measured at fair value in accordance with IFRS.

	Ratio	2018	2019	2020	2021	2022
Stéphane Richard	versus mean	39.2	37.9	31.4	31.86	21.07
	versus median	44.8	43.0	35.5	36.01	23.83
Christel Heydemann	versus mean	N/A	N/A	N/A	N/A	23.76
	versus median	N/A	N/A	N/A	N/A	26.87
Ramon Fernandez	versus mean	22.9	22.0	17.2	17.37	21.17
	versus median	26.2	24.9	19.5	19.64	23.93

N/A Non Applicable.

The years 2018 and 2019 are atypical since they simultaneously include the payment of a cash LTIP and the award of an LTIP benefit in the form of performance shares.

For instance, the cash LTIP 2015-2017 paid in 2018 and the award of the LTIP 2018-2020 in performance shares are both taken into account in the calculation of the 2018 ratio. Likewise, the cash LTIP 2016-2018 paid in 2019 and the award of the LTIP 2019-2021 in performance shares are both taken into account in the calculation of the 2019 ratio.

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As such, for a better understanding of changes in the Corporate Officers’ compensation in connection with changes in performance (as shown below), the table below presents a pro-forma calculation of the ratios by allocating the cash LTIP amounts at the start of the plan, i.e. in 2015 for the LTIP 2015-2017 and in 2016 for the LTIP 2016-2018:

	2018	2019	2020	2021	2022
Stéphane Richard
% change in compensation	4.4%	-0.6%	-1.5%	-4.13%	-33,3%
ratio versus mean	33.8	32.7	31.4	31.86	21.07
ratio versus median	38.6	37	35.5	36.01	23.83
Christel Heydemann
% change in compensation	N/A	N/A	N/A	N/A	N/A
ratio versus mean	N/A	N/A	N/A	N/A	23.76
ratio versus median	N/A	N/A	N/A	N/A	26.87
Ramon Fernandez
% change in compensation	3.4%	-5.1%	-4.3%	-4.83%	24.16%
ratio versus mean	20	18.5	17.2	17.37	21.17
ratio versus median	22.9	20.9	19.5	19.64	23.93
Employees of Orange SA
% change in average compensation	-0.5%	2.7%	2.5%	-5.5%	1.89%
% change in median compensation	-0.4%	3.8%	2.8%	-5.6%	1.88%

N/A Non Applicable.

Change in performance

Amounts in accordance with IFRS (in millions of euros)	2018	2019	2020	2021	2022
(on a historical basis)
Revenues	41,381	42,238	42,270	42,522	43,471
Change (in %)	1.3%	2.1%	0.1%	0.6%	2.23%
Adjusted EBITDA/EBITDAaL (1)	13,005	12,856	12,680	12,566	12,963
Change (in %)	2.6%	(1.1)%	(1.4)%	(0.9)%	3.16%
Operating income	4,829	5,930	5,521	2,521	4,801
Change (in %)	1.1%	22.8%	(6.9)%	(54.3)%	90.44%

(1)   2018 adjusted EBITDA; from 2019 to 2022 EBITDAaL.

Summary of the compensation paid to each non-executive Corporate Officer (Table 3)

This table does not apply to fiscal year 2021. Only fiscal year 2022 is included, since the offices of Chairman and Chief Executive Officer were separated as from April 4, 2022.

Gross amounts (in euros)	2022		2021
	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year	Amounts allocated in respect of the fiscal year	Amounts paid during the fiscal year
Stéphane Richard
Compensation (fixed and variable) (1)	56,734	56,734
Other compensation (2)	-	-
Benefits in kind	2,298	2,298
Total	59,032	59,032
Jacques Aschenbroich
Compensation (fixed and variable) (1)	277,016	277,016
Other compensation (2)	-	-
Benefits in kind	1,264	1,264
Total	278,280	278,280

(1)   The duties of non-executive Chairman of the Board (separated office) are paid solely through annual fixed compensation, prorated as applicable.

(2)   Stéphane Richard and Jacques Aschenbroich do not receive "attendance compensation" in their sole capacity as directors.

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Annual fixed compensation

In accordance with the resolutions approved by the Shareholders’ Meeting of May 19, 2022, the compensation paid to Stéphane Richard in his capacity as non-executive Chairman of the Board of Directors was set at 450,000 euros, prorated to his time in office, and the compensation paid to Jacques Aschenbroich in his capacity as non-executive Chairman of the Board of Directors was also set at 450,000 euros, prorated to his time in office.

Annual variable compensation

In their capacity as non-executive Chairmen, from April 4, 2022 to May 18, 2022 in the case of Stéphane Richard, and from May 19, 2022 to December 31, 2022 in the case of Jacques Aschenbroich, these two officers were not eligible for annual or multi-year variable compensation.

The non-executive Chairman of the Board of Directors also benefits from a vehicle provided by the Company.

Stock options awarded during the fiscal year to each executive Corporate Officer by the Company or by any Group company (Table 4)

During the 2022 fiscal year, neither Orange SA nor any other of the Group’s companies awarded any stock options to executive Corporate Officers.

Stock options exercised during the fiscal year by each executive Corporate Officer (Table 5)

None.

Performance shares awarded during the fiscal year to each executive Corporate Officer by the Company or by any Group company (Table 6)

Executive Corporate Officers of the Company are only entitled to receive performance shares awarded by Orange SA, where such awards are applicable.

Executive Corporate Officer	Award date	Number of shares awarded	Value of the award (in euros) (IFRS fair value)	Vesting date of shares	First possible disposal date for a portion of them (1)	Performance conditions
Stéphane Richard	N/A
Christel Heydemann	07/27/2022	70,000	527,100	03/31/2025	50% as of April 1, 2025	Yes
Ramon Fernandez	07/27/2022	18,000	135,540	03/31/2025	50% as of April 1, 2025	Yes

(1)   In accordance with the recommendations of the Afep-Medef Code, and pursuant to the rules of the plans applicable to them, executive Corporate Officers must retain at least 50% of the shares awarded to them until the end of their term of office.

NB: the performance shares awarded to Christel Heydemann during the fiscal year account for 0.0026% of the share capital and those awarded to Ramon Fernandez account for 0.0007% of the share capital.

Performance shares vesting to each executive Corporate Officer during the fiscal year (Table 7)

Executive Corporate Officer	Plan	Number of shares vested (1)
Christel Heydemann		N/A
Ramon Fernandez	LTIP 2019-2021	8,730
Stéphane Richard	LTIP 2019-2021	16,975

N/A: not applicable.

(1)   In accordance with the recommendations of the Afep-Medef Code, and pursuant to the rules of the plans applicable to them, executive Corporate Officers must retain at least 50% of the shares that become available, until the end of their term of office.

History of stock option awards (Table 8)

The last Orange SA stock-option plan matured on May 21, 2017.

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History of performance share awards (Table 9)

	LTIP 2019-2021	LTIP 2020-2022	LTIP 2021-2023	LTIP 2022-2024
Date of Shareholders’ Meeting	05/21/2019	05/19/2020	05/18/2021	05/19/2022
Date of Board of Directors’ meeting	07/24/2019	07/29/2020	07/28/2021	07/27/2022
Total number of free shares awarded	1,669,000	1,762,000	1,600,000	1,835,000
o/w to Stéphane Richard (1)	35,000	26,250	14,583	-
o/w to Christel Heydemann	N/A	N/A	N/A	70,000
o/w to Ramon Fernandez	18,000	18,000	18,000	18,000
Vesting date	03/31/2022	03/31/2023	03/31/2024	03/31/2025
First disposal possible for Corporate Officers	50% as of April 1, 2022	50% as of April 1, 2023	50% as of April 1, 2024	50% as of April 1, 2025
Performance conditions	Yes	Yes	Yes	Yes
Number of shares vested (delivered)	721,901	914,026
Number of shares canceled	127,000	162,750
Number of residual shares (2)	1,542,000	1,599,250

N/A: not applicable.

(1)   Prorated for the LTIP 2020-2022 (taking into account 27 months of actual presence over the 36 months of the plan) and for the LTIP 2021-2023 (taking into account 15 months of actual presence over the 36 months of the plan), without changing any performance conditions or vesting dates for these plans.

(2)   Some beneficiaries received a number of shares calculated on a pro rata basis due to specific events (retirement or departure to a non-consolidated group entity).

Summary of the multi-year variable compensation paid to each executive Corporate Officer (Table 10)

The only multi-year variable compensation paid to Corporate Officers is for successive LTIPs. Shares vested under the LTIP 2019-2021 were delivered in 2022. The LTIP 2020-2022 is delivered in 2023, while the LTIP 2021-2023 and LTIP 2022-2024 are still active. The Board of Directors will ask the Shareholders’ Meeting of May 23, 2023 to set up a new LTIP for 2023-2025.

All amounts (in euros)	LTIP 2019-2021 (1)	LTIP 2020-2022 (1)	LTIP 2021-2023 (1)	LTIP 2022-2024 (1)
	See Table 7, "Performance shares that became available during the fiscal year," and Table 9, "History of performance share awards"	See Table 9, "History of performance share awards"	See Table 9, "History of performance share awards"	See Table 6, "Performance shares awarded during the fiscal year"
Christel Heydemann	N/A	N/A	N/A	527,100
Ramon Fernandez	140,400	109,008	113,940	135,540
Stéphane Richard	273,000	159,075	92,310	N/A

N/A: not applicable.

(1)   The equivalent value is the IFRS award date fair value multiplied by the number of performance shares initially awarded.

(2)   Due to his departure from the Group at the end of first quarter of 2023, Ramon Fernandez loses his rights to acquire shares under the LTIP 2021-2023 and LTIP 2022-2024.

(3)   Due to Stéphane Richard’s departure from the Group, the number of performance shares initially awarded to him have been prorated for the LTIP 2020-2022 (taking into account 27 months of actual presence over the 36 months of the plan) and for the LTIP 2021-2023 (taking into account 15 months of actual presence over the 36 months of the plan), without changing any performance conditions or vesting dates for these plans. This brings the number of shares awarded to him under the two plans to 26,250 and 14,583 respectively.

Other benefits granted to executive Corporate Officers (Table 11)

Executive Corporate Officer	Employment contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-compete clause
Christel Heydemann	No	Yes	Yes	Yes
Ramon Fernandez	No	Yes	No	No
Stéphane Richard	No	No	No	No

The Chief Executive Officer, Christel Heydemann, does not have an employment contract.

Ramon Fernandez’s employment contract was suspended on January 1, 2016, when he was appointed Delegate Chief Executive Officer.

Stéphane Richard’s employment contract was terminated on March 1, 2010, when he was appointed Chief Executive Officer.

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5.4.1.3     Compensation policy for executive and non-executive Corporate Officers for 2023

The principles of the compensation policy for Corporate Officers are described in Section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers.

The Board of Directors took into account:

−    by what margin the Shareholders’ Meeting approved the resolutions relating to the compensation of Corporate Officers for 2022;

−    investors’ comments and requests;

−    the resignation of Ramon Fernandez from his office as Delegate Chief Executive Officer, effective December 31, 2022;

−    the decision not to appoint a new Delegate Chief Executive Officer.

The Board of Directors has not made any changes to the compensation structure of the Chief Executive Officer or the Chairman of the Board of Directors or in the amounts and targets involved are the same as in the previous fiscal year. However, it did review the components of this compensation and changed the multi-year variable compensation by increasing the share of non-financial indicators (from 20% to 30%) and decreasing the share of financial indicators (from 80% to 70%).

The compensation structure presented below is the one used for the Chief Executive Officer, Christel Heydemann. In the event that a Delegate Chief Executive Officer is appointed, this structure would remain the same - namely annual fixed compensation, annual variable compensation, multi-year variable compensation, a supplemental retirement plan (known as an "Article 82" plan), and benefits in kind. The Board of Directors would propose a target percentage for the annual variable compensation, along with the possibility of over performance of the variable component, plus some shares awarded under the LTIP. This is in line with the policy previously applied to Delegate Chief Executive Officers and will be submitted for approval to the next Shareholders’ Meeting.

However, the arrangements related to the loss of corporate office (severance pay, non-compete compensation, specific insurance in the event of loss of corporate office) do not apply to Delegate Chief Executive Officers.

Annual fixed compensation

Corporate Officers’ fixed compensation for 2023 will be as follows:

−    annual fixed compensation of the CEO: 900,000 euros unchanged;

−    annual fixed compensation of the non-executive Chairman of the Board of Directors: 450,000 euros unchanged.

In accordance with the provisions of Article L. 22-10-8 II of the French Commercial Code, this fixed compensation for Corporate Officers is subject to resolutions that will be submitted for a vote by the Shareholders’ Meeting of May 23, 2023 (ex-ante "say-on-pay") (see Section 6.5 Draft resolutions, twelfth through fourteenth resolutions).

Annual variable compensation

The Board of Directors decided that the calculation methods for the executive Corporate Officers’ annual variable compensation will be as follows for 2023, it being specified that the separated Chairman of the Board of Directors, as a non-executive Corporate Officer, will not be eligible for annual variable compensation:

−    target amount of variable compensation provided targets are achieved: 100% of fixed compensation for the Chief Executive Officer;

−    over performance of up to 150% for the Chief Executive Officer.

Executive Corporate Officer	Fixed compensation (in euros)	Target (%)	Target amount (in euros)	Min (%)	Max (%)	Maximum amount achievable (in euros)
Christel Heydemann	900,000	100%	900,000	0.00%	150%	1,425,050

Annual variable compensation structure for the Chief Executive Officer and the Delegate Chief Executive Officer(s)

−    financial indicators accounting for 50% of the annual variable compensation calculated based on the budget in effect, including:

-     revenue growth for 15%,

-     organic cash flow (telecom activities) for 15%,

-     EBITDAaL for 20%;

−    non-financial indicators accounting for 50% of the annual variable compensation, including:

-     service quality/customer experience for 17%:

-     B2C customer experience (weighted 75%),

-     B2B customer experience (weighted 25%),

-     CSR performance for 33%, based on:

-     an employee engagement survey for 50%,

considering 2 criteria: the participation rate and the result of the survey. As this CSR performance criterion is still extremely important for a group like Orange, it was decided to replace the employee survey with an employee engagement survey standardized against market practices and to be carried out by an independent, certified firm. The result for this criterion will be analyzed against the benchmark of a panel of companies;

-     50% for two HR and CSR indicators: the training access rate and the proportion of women in management networks.

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For the Chief Executive Officer

Criterion	Weighting	2022 performance targets			Range
		Threshold	Target	Maximum
Organic revenue growth	15.00%	Budget - 0.42 pts	Budget	Budget + 0.63 pts	0-22.50%
Organic cash flow	15.00%	Budget - €50m	Budget	Budget + €200m	0-22.50%
EBITDAaL	20.00%	Budget - €88m	Budget	Budget + €160m	0-30.00%
B2C service quality	12.75%	81.7	82.2	82.7	0-19.125%
B2B service quality	4.25%	7.9	8.1	8.3	0-6.375%
Employee Survey
Participation rate	8.25%	55.00%	65.00%	Bench	0-12.375%
Result of the survey	8.25%	Bench -10 pts	Benchmark	Bench +10 pts	0-12.375%
Proportion of women in management networks	8.25%	33.10%	33.70%	34.30%	0-12.375%
Training access rate	8.25%	91.00%	92.50%	94.00%	0-12.375%
Weighted total	100.00%				0-150%

Termination of service

In the event of departure from the Group, the annual variable compensation will be prorated to the officer’s time in office.

Multi-year variable compensation

The Board of Directors has decided to implement a new performance share plan (LTIP) for 2023-2025 in line with the previous plans. The LTIP 2023-2025 was the subject of a resolution submitted for approval by the Shareholders’ Meeting of May 23, 2023, to authorize the Board to award free shares to executive Corporate Officers and to certain employees holding key positions within the Group (see Section 6.5 Draft resolutions, twenty-eighth resolution). The total number of free shares awarded will not represent more than 0.08% of the capital, it being specified that, as in previous years, the total number of free shares awarded to the Company’s executive Corporate Officers may not exceed 100,000 shares.

If the Shareholders’ Meeting of May 23, 2023 does not approve the twenty-eighth resolution, the Board of Directors may decide to pay compensation due in respect of the LTIP 2023-2025 in cash.

Performance indicators

The Board of Directors has selected the following indicators for the new LTIP 2023-2025, which still has a term of three years:

−    a market indicator, Total Shareholder Return (TSR), based on the relative performance over three fiscal years against the Stoxx Europe 600 Telecommunications index, with a weighting of 30%. The TSR assessment compares the respective values of the indicators in the fourth quarter of 2022 (the last quarter prior to the plan) and the fourth quarter of 2025 (the last quarter of the plan);

−    organic cash flow (telecom activities), for which growth is measured on a multi-year basis over the term of the plan, with a weighting of 40%;

−    a composite CSR indicator, with a weighting of 30%, made up of the following criteria:

-     reduction in CO2 emissions (20%),

-     proportion of women in management networks (10%).

Performance conditions

−    TSR:

-     if the Orange TSR is equal to or greater than the change in the Stoxx Europe 600 Telecommunications benchmark over the plan period: 100% of the award. However, should the Orange TSR reach the target but be negative, the result would be submitted to the Board of Directors for approval,

-     if the Orange TSR is lower than the change in the index: no award;

−    organic cash flow (telecom activities):

-     organic cash flow (telecom activities) will be assessed over the three-year plan period against the target set by the Board of Directors:

-     if the result is below 95% of the target: no award,

-     if the result is equal to or above the target: 100% of the award,

-     straight-line variation between 80% and 100% between the two previous limits,

-     a composite CSR indicator, for each CSR criterion:

-     if the result is lower than the target defined by the Board of Directors: no award,

-     if the result is equal to or above the target: 100% of the award.

Continued employment condition

The final vesting of the shares is subject to the beneficiary executive Corporate Officers still being in office on the date the performance conditions assessment is completed.

However, if the beneficiary stops performing his or her functions before the three-year LTIP period ends, the Board may decide to maintain unvested performance share plans under the following conditions:

−    if the beneficiary’s functions are terminated due to death or disability, the TSR, organic cash flow and CSR indicator targets will be considered achieved over the three-year period;

−    if the beneficiary’s functions are terminated due to the loss of his or her corporate office leading to his or her departure from the Group:

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-     the performance conditions will be assessed by taking into account the changes approved for each year until the plan ends, i.e. without changing the performance conditions,

-     the award of shares will be pro-rated to his or her effective time with the Company as an executive Corporate Officer.

It is stipulated that if the beneficiary is no longer an executive Corporate Officer while remaining in the Group during the LTIP period, he or she shall retain their right to shares awarded under the plan.

Maximum award

The number of performance shares awarded under the LTIP 2023-2025 will be 70,000 for Christel Heydemann. This is the maximum amount that can be awarded, subject to performance and continued employment conditions.

Lock-up period

When the Shareholders’ Meeting authorizes the award of performance shares, executive Corporate Officers must keep at least 50% of the shares they receive as registered shares until the end of their terms of office. Moreover, the Corporate Officers have made the formal commitment not to use hedging instruments on these shares until the end of their term of office.

Plans related to termination of service or loss of corporate office

The Shareholders’ Meeting of May 19, 2022 approved the compensation policy for executive Corporate Officers, which includes measures related to the termination of duties or loss of corporate office (severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers). These measures have not been revised since then nor undergone any material changes within the meaning of Article L. 22-10-8 II of the French Commercial Code, and therefore remain valid and in force with respect to the Chief Executive Officer.

Severance pay

If her corporate office is revoked or not renewed and this is not due to gross misconduct or gross negligence, Orange will pay Chief Executive Officer Christel Heydemann gross severance pay equal to 12 months of fixed compensation and annual variable compensation, calculated based on the last fixed compensation plus the annual variable compensation paid, with the latter being calculated based on the average annual variable compensation paid for the last 24 months prior to departure from the Company. This compensation will only be due if the performance conditions for annual variable compensation for the two years prior to departure from the Company were achieved at an average of at least 90%. In accordance with Afep-Medef Code recommendations, the total amount of severance pay, non-compete compensation, and Compensation Insurance for Business Owners and Executive Officers may not exceed two years of compensation (annual fixed and variable).

Non-compete agreement

In order to protect the Group’s legitimate interests, and considering her duties and the strategic information to which she has access as Chief Executive Officer, Christel Heydemann undertakes, for a period of one year starting from the day she ceases to perform her functions as CEO, not to work for or manage a telecommunication operator in the European Union, directly or indirectly, personally or through a third party, in any way or for any purpose, on her own behalf or on behalf of a third party.

The non-compete compensation will be a gross amount equal to 12 months of fixed compensation and annual variable compensation, with the variable compensation being calculated based on the average annual variable compensation paid for the last 24 months prior to leaving the Company. Subject to the Board of Directors’ approval, Orange may decide to release the CEO from this commitment at its sole discretion.

Loss of corporate office

Orange has taken out Compensation Insurance for Business Owners and Executive Officers for its Chief Executive Officer, Christel Heydemann. This policy will provide the Chief Executive Officer with replacement income (subject to the policy’s terms and conditions) if the Company ever decides to revoke her corporate office. Orange is paying the full amount of the contribution and it will be treated as a benefit in kind.

This unemployment insurance provides for the payment of compensation in proportion to the Corporate Officer’s previous income in the event of involuntary loss of corporate office.

In the event that the Chief Executive Officer involuntarily loses her corporate office, she will receive compensation once 12 months have elapsed since the effective date of enrollment in the policy. This is known as the waiting period.

Clawback mechanism

As from the deadline set by the SEC and NYSE for the entry into force of the new NYSE regulations, annual and multi-year variable compensation paid to the Chief Executive Officer will be subject to a clawback mechanism whereby the Chief Executive Officer will be obligated to return all or some of her variable compensation, partially or wholly contingent on the attainment of financial performance indicators, for the periods concerned (within the retroactive limit of three fiscal years from the date of the decision to publish the restated financial statements or the date of an administrative or judicial decision to do so), whether such compensation was awarded, paid or remained due, after entry info force of Section 10D-1 of the Exchange Act, as amended, in the event that the Company is required to prepare an accounting restatement due to omissions or misstatements which, individually or collectively, are material and could influence economic decisions made on the basis of published financial statements. The share of this compensation to be recovered is the amount received in excess of what would have been awarded, paid or been due had there not been any such accounting restatements.

Supplemental retirement plan

In 2022, the Board of Directors decided to set up what is called an "Article 82" (defined-contribution) supplemental retirement plan for executive Corporate Officers. Under this plan, the Company pays an annual matching contribution, half of which comprises premiums paid to a third-party organization under a defined-contribution retirement plan (an "Article 82" plan) and half consists of a cash sum, since enrollment in the plan gives rise to immediate taxation. This matching contribution is calculated on the basis of 20% of fixed plus variable compensation. The premium paid to the third-party organization is considered as salary and therefore treated as a benefit in kind.

Benefits in kind

In addition to paying the contribution for the Compensation Insurance for Business Owners and Executive Officers for Chief Executive Officer Christel Heydemann, and premiums for the supplemental retirement plan (see above), executive Corporate Officers may also receive, if they wish, a company car with driver, personal legal assistance related to their duties, an annual health check, and Internet/telephone access and equipment, including IT equipment, necessary to perform their duties.

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5.4.2      Board of Directors’ report on Directors’ compensation

5.4.2.1     Amount of compensation paid or allocated for 2022 activity

The Board of Directors’ Meeting of February 15, 2023 decided on the award of compensation to Directors for the 2022 fiscal year in accordance with the compensation policy approved by the Shareholders’ Meeting of May 19, 2022.

Pursuant to this policy, the total amount of compensation allocated to Directors for their corporate office in respect of the 2022 fiscal year amounts to 929,131 euros. The Chairman of the Board of Directors and the Chief Executive Officer both waived their right to receive the compensation allocated to them in respect of their directorships. The variable share of this compensation, linked to attendance and participation in the work of the Board and its committees, represents 80.4% of the sums to be paid in respect of fiscal year 2022.

The compensation of Directors who are not Corporate Officers will be paid in the month following the Shareholders’ Meeting of May 23, 2023, subject to approval. Compensation allocated to Directors representing the French State will be paid to the State budget. In addition, the Directors elected by employees have requested that the compensation for their corporate offices be paid to their trade union.

Compensation for activity (in euros)	Gross amounts paid in 2023 (for the 2022 fiscal year)	Gross amounts paid in 2022 (for the 2021 fiscal year)	Gross amounts paid in 2021 (for the 2020 fiscal year)
Directors
Valérie Beaulieu	30,167	N/A	N/A
Stéphanie Besnier (3)	62,000	36,222	N/A
Alexandre Bompard	36,000	32,000	38,000
Bpifrance Participations	61,000	40,000	24,000
Thierry Chatelier (1)	16,667	N/A	N/A
Sébastien Crozier (1)	69,000	58,000	62,000
Vincent Gimeno (1)	61,000	4,806	N/A
Anne-Gabrielle Heilbronner	125,000	63,000	57,000
Christel Heydemann (4)	25,583	58,000	56,000
Helle Kristoffersen	3,833	46,000	46,000
Anne Lange (2)	65,000	54,000	54,000
Bernard Ramanantsoa	133,548	84,000	81,329
Frédéric Sanchez	73,000	42,000	20,167
Jean-Michel Severino	68,000	56,000	54,000
Magali Vallée (1)	53,000	4,806	N/A
Former Directors
Philippe Charry (1)	N/A	N/A	19,833
Laurence Dalboussière (1)	46,333	44,000	22,167
Hélène Dantoine (3)	N/A	N/A	39,028
Charles-Henri Filippi	N/A	N/A	35,504
Fabrice Jolys (1)	N/A	47,194	54,000
René Ollier (1)	N/A	39,194	42,000
Claire Vernet-Garnier (3)	N/A	21,778	7,778
Total	929,131	731,000	712,806

N/A: not applicable.

(1)   Directors who requested the direct payment of their compensation to their trade union.

(2)   Director proposed by the French State; 15% of the amount of compensation due is paid to the French State budget.

(3)   Directors representing the French State, whose compensation is paid to the French State budget.

(4)   For the period from January 1, 2022 to April 4, 2022, the date on which Christel Heydemann was appointed Chief Executive Officer.

5.4.2.2     Directors’ compensation policy

In accordance with the law, the maximum amount of compensation allocated annually to Directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new decision is made by the Shareholders’ Meeting. The Shareholders’ Meeting of May 19, 2022 set this amount at 1,050,000 euros.

At the beginning of every year, the Board of Directors sets the Directors’ compensation policy based on their corporate office for the fiscal year within the amount limit decided on by the Shareholders’ Meeting, and upon a proposal by the Governance and Corporate Social and Environmental Responsibility Committee (GCSERC). Then it is put to the vote at the Shareholders’ Meeting (ex-ante "say-on-pay").

The Board of Directors set the Directors’ compensation policy at its meeting of February 15, 2023. The following elements were used as a scale for the 2023 fiscal year:

−    a fixed amount of 10,000 euros per Director per year, calculated prorata temporis where applicable;

−    an amount directly related to attendance and participation in the work of the Board and its committees, namely:

-     3,000 euros per meeting of the Board of Directors and the strategic seminar,

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-     2,000 euros per meeting of the Audit Committee, the GCSERC and the Strategy and Technology Committee,

-     2,000 euros additional per committee meeting for the Chairmen of the committees.

The total amounts definitively allocated may not exceed the maximum amount set by the Shareholders’ Meeting, and consequently, these amounts may be reduced after cross multiplying once they are granted.

Corporate Officers who are also Directors will not be eligible for this compensation.

In addition, the Internal Guidelines of the Board of Directors provide for:

−    the creation of special committees, when the Board of Directors decides to assign, on an exceptional basis, a task to one (or several) of its members or one or several third parties, with the Board of Directors deciding the main characteristics of this task (Article 5);

−    the power for the Board of Directors to appoint a Lead Director from among the Independent Directors, as recommended by the GCSERC (such appointment becoming mandatory when the offices of the Chairman of the Board of Directors and the Chief Executive Officer are combined) (Article 10).

In this context, it is recommended that the following gauge be used:

−    in accordance with Article 5 of the Internal Guidelines of the Board, the Board of Directors will determine not only the special committees’ assignments, but also their compensation, if applicable, taking into account the type of assignment, its duration and the time needed to complete it;

−    a set annual amount for the Lead Director, if one is appointed, for his or her assignment, it being specified that compensation for members of the special committee, where applicable, or for the Lead Director, can be paid in the same form as the compensation allocated to Directors (e.g. "attendance compensation"), and in both cases, under the same conditions as relating to any maximum amount and reductions applying to sums allocated under compensation for Directors who are not Corporate Officers.

Directors elected by employees and Directors representing employee shareholders receive compensation for their activities under the same conditions and in the same manner as any other Director who is not a Corporate Officer.

The proposed compensation policy will apply from January 1, 2023, subject to approval by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023.

5.4.2.3     Other compensation

The following table sets out the prorata compensation paid to the Directors elected by employees and the Directors representing employee shareholders, excluding compensation for their activities as Directors who are not Corporate Officers (as mentioned above).

Gross amounts (in euros)	Amounts paid in 2022	Amounts paid in 2021
Thierry Chatelier (1)	65,322	N/A
Sébastien Crozier	218,884	218,396
Laurence Dalboussière (2)	49,155	88,490
Vincent Gimeno (3)	114,098	6,511
Fabrice Jolys (4)	N/A	41,264
René Ollier (5)	N/A	37,072
Magali Vallée (6)	42,305	3,281

N/A: not applicable.

(1)   Starting from July 13, 2022.

(2)   For fiscal year 2022, until July 13, 2022.

(3)   Starting from December 03, 2021.

(4)   Until December 02, 2021.

(5)   Until December 02, 2021.

(6)   Starting from December 03, 2021.

This amount includes all compensation paid in respect of the 2022 fiscal year: gross salaries, bonuses (including annual variable compensation), LTIP awarded, benefits in kind, profit sharing and incentives (excluding any employer’s matching contribution as regards the last two items).

The Directors elected by employees and the Directors representing employee shareholders are employed by Orange SA as civil servants or private company employees contractually covered by the French telecommunication collective bargaining agreement. Like eligible Orange group employees, they benefit from free share award plans (where applicable as part of Long-Term Incentive Plans - LTIPs).

With the exception of this compensation, Directors who are not Corporate Officers receive no compensation other than that paid for their office.

Furthermore, there are no contracts linking any member of the Board of Directors to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his or her term.

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5.4.3      Compensation of members of the Executive Committee

The Executive Committee’s members are described in Section 5.1.3. Executive Committee.

The overall gross amount, excluding employer social security contributions, of compensation due for the 2022 fiscal year from Orange SA and the controlled companies to all members of the Orange Executive Committee is 12,061,833 euros.

This amount includes all compensation due in respect of the 2022 fiscal year: gross salaries, bonuses (including annual variable compensation), LTIP shares awarded, benefits in kind, profit sharing and incentives (excluding any employer’s matching contribution as regards the last two items).

For members who were not part of the Executive Committee for the full year 2022, compensation has been calculated prorata temporis for reasons of comparability.

The annual variable portions included are the target amounts for 2022 to be paid in 2023 concerning Executive Committee members, but not including Directors and Officers. For Directors and Officers, the variable portion included is the part due for 2022, to be paid in 2023.

The employment contracts of the members of the Executive Committee (excluding Corporate Officers), signed from January 1, 2015, include a clause providing for contractual severance pay not exceeding 15 months of salary based on total gross annual compensation (including any termination pay provided for by contractual agreements).

The "claw-back" mechanism (see section 5.4.1.1 Compensation policy for executive and non-executive Corporate Officers) for recovering certain incentive-based compensation shall apply to executive officers, subject to compliance with applicable local laws, within the same timeframe.

Ramon Fernandez’s employment contract, which had been suspended on the date of his appointment as a Corporate Officer, was reactivated following the termination of his office as Delegate Chief Executive Officer on December 31, 2022.

The members of the Executive Committee do not receive any compensation for the corporate offices they hold in Orange subsidiaries.

They did not receive any stock options during the 2022 fiscal year.

The Board of Directors set up share-based Long-Term Incentive Plans (LTIPs) that also apply to Executive Committee members subject to the terms and conditions voted on by the Shareholders’ Meeting.

Under the LTIP 2020-2022, a maximum of 211,000 Orange shares were available for award to all Executive Committee members, including the Chairman and Chief Executive Officer, subject to their fulfillment of the continued employment condition.

The Board of Directors, called upon to award free shares under the LTIP 2023-2025, which is the subject of the twenty-eighth resolution to be voted on by the Shareholders’ Meeting of May 23, 2023, will determine the award criteria applicable to each member of the Executive Committee, subject to approval of said resolution.

Stock options awarded to the top ten employees and options exercised by them

During the 2022 fiscal year, neither Orange SA nor any other Group company awarded any stock options to employees.

There have been no stock option plans in effect since 2017, when the last Orange SA stock option plan matured. Therefore, no stock options were exercised during the fiscal year.

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6.       Shareholder Base and Shareholders’ Meeting

6.1 Share capital

6.1.1 Amount and history of the share capital

6.1.2 Securities giving access to the capital

6.1.3 Authorizations to carry out capital increases

6.1.4 Treasury shares - Share Buyback program

6.2 Major shareholders

6.2.1 Distribution of capital and voting rights

6.2.2 Direct or indirect control of Orange SA

6.3 Dividend distribution policy

6.4 Statutory information on shares and Shareholders’ Meetings

6.4.1 Rights, preferences and restrictions attached to shares

6.4.2 Actions necessary to modify shareholders’ rights

6.4.3 Rules for participation in and notice of Shareholders’ Meetings

6.4.4 Declarations of threshold crossing

6.5 Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

6.6 Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

6.7 Statutory Auditors’ Reports on resolutions and related party agreements

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6.1     Share capital

6.1.1      Amount and history of the share capital

At December 31, 2022, the share capital of Orange SA was 10,640,226,396 euros. It was divided into 2,660,056,599 fully paid-up shares with a par value of 4 euros each. The share capital has not increased over the last two fiscal years.

6.1.2      Securities giving access to the capital

Under the terms of the settlement agreement signed in 2002 that ended the partnership with MobilCom to develop the mobile business in Germany, on March 3, 2003, Orange issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a par value of 14,100 euros, for an overall amount of 6,073 million euros, reserved for members of the bank syndicate and for creditor equipment suppliers of MobilCom. At December 31, 2022, there were 44,880 TDIRAs outstanding with a total par value of 633 million euros. See also Note 13.4 TDIRAs to the Consolidated Financial Statements.

Potential issue of new shares

The table below shows the number of new shares that would be issued if all securities giving access to the capital outstanding at December 31, 2022 were converted or redeemed for shares and all stock options existing on the same date were exercised, as well as the number of shares that would comprise the Company’s capital following the issue of such shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	27,610,894	1.03
Stock options (2)	0	0
Subtotal	27,610,894	1.03
Capital as at December 31, 2022	2,660,056,599	98.97
Total	2,687,667,493	100

(1)   See Note 13.4 to the Consolidated Financial Statements.

(2) See Section 5.4.1.2 History of stock option awards (Table 8) and Note 6.3 to the Consolidated Financial Statements.

Note 15.7 Earnings per share to the Consolidated Financial Statements (Section 3.3) presents the weighted average number of outstanding and dilutive shares, calculated in accordance with IAS 33 "Earnings per share".

6.1.3      Authorizations to carry out capital increases

The Orange SA Shareholders’ Meeting of May 18, 2021 approved various financial authorizations that delegated to the Board of Directors the authority to increase the capital of the Company by issuing shares or other securities, with or without preferential subscription rights (public tender offer, securities transfers, etc.) and subject to certain conditions (outside public tender offer periods for the Company’s securities, caps, etc.).

The Orange SA Shareholders’ Meeting of May 19, 2022 also delegated authority to the Board of Directors to carry out capital increases reserved for members of the Group savings plan.

Current delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations, are mentioned in Section 6.6 Board of Directors’ Report on the resolutions.

The Shareholders’ Meeting of May 23, 2023 will again be asked to authorize the Board of Directors to carry out capital increases (see Section 6.6 Board of Directors’ Report on the resolutions).

6.1.4      Treasury shares - Share Buyback program

The Shareholders’ Meeting of May 19, 2022 renewed the share Buyback program for 18 months within a limit of 10% of the share capital outstanding at the date of the Meeting. The Board of Directors’ Meeting of February 15, 2023 resolved to ask the Shareholders’ Meeting of May 23, 2023 to renew this authorization under the same conditions.

A description of the program for 2023 appears in the Board of Directors’ Report on the nineteenth resolution submitted to the Shareholders’ Meeting of May 23, 2023 (see Section 6.6 Board of Directors’ Report on the resolutions).

In addition, the liquidity contract relating to its shares and entered into by Orange with Rothschild Martin Maurel on February 11, 2019 was rolled over into 2022. The resources allocated to the liquidity account when the contract was implemented amounted to 950,000 Orange shares and 37,913,500 euros. At December 31, 2022, the liquidity account contained 660,000 Orange shares and 44,509,929.42 euros.

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Summary of purchases and sales of treasury shares during the 2022 fiscal year

Objective of the purchases	Number of shares held at December 31, 2021	Number of shares purchased	Gross weighted average price (in euro)	Number of shares sold	Gross weighted average price (in euro)	Number of shares held at December 31, 2022	% of capital
Shares allocated to employees	2,009,500			724,329 (1)		1,285,171	0.05%
Liquidity contract	0 (2)	20,744,019	10.58	20,064,019	10.61	680,000 (3)	0.02%
Total	2,009,500	20,744,019		20,788,348		1,965,171	0.07%

(1)   Shares freely granted on expiration of the 2019-2021 LTIP and, in accordance with Article L. 225-197-3 of the French Commercial Code, to the heirs and assigns of beneficiaries of free share award plans who died or became incapacitated before the end of the plans’ vesting period.

(2)   Position at December 29, 2021 in order to take into account the two business days needed for transfer of ownership.

(3)   Position at December 28, 2022 in order to take into account the two business days needed for transfer of ownership.

6.2     Major shareholders

6.2.1      Distribution of capital and voting rights

Holder	12/31/22			12/31/21			12/31/20
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.56%	8.15%	254,219,602	9.56%	8.19%	254,219,602	9.56%	8.20%
French state	356,194,433	13.39%	21.10%	356,194,433	13.39%	21.22%	356,194,433	13.39%	21.23%
Total public sector	610,414,035	22.95%	29.25%	610,414,035	22.95%	29.41%	610,414,035	22.95%	29.43%
Group employees (2)	203,225,062	7.64%	11.55%	196,264,286	7.38%	10.81%	163,270,522	6.14%	9.67%
Treasury shares	1,965,171	0.07%	0.00%	2,009,500	0.07%	0.00%	1,265,099	0.05%	0.00%
Free float	1,844,452,331	69.34%	59.20%	1,851,368,778	69.60%	59.78%	1,885,106,943	70.86%	60.90%
Total	2,660,056,599	100%	100%	2,660,056,599	100%	100%	2,660,056,599	100%	100%

(1)   Public financing and investment group for businesses, resulting from the combination of OSEO, CDC Entreprises, FSI and FSI Régions.

(2)   Includes shares held as part of the Group savings plan, in particular through the Orange Actions and Orange Ambition International mutual funds, or directly by employees in registered form.

The public sector (the French State and Bpifrance Participations) and the Orange Actions mutual funds of the Group savings plan invested in Orange shares have double voting rights on their registered shares which they have held for over two years (see Section 6.4.1 Rights, preferences and restrictions attached to shares).

At December 31, 2022, the French State and Bpifrance Participations hold in concert 22.95% of the capital and 29.25% of the voting rights at Shareholders’ Meetings, taking into consideration the double voting rights.

At December 31, 2022, the mutual funds of the Group savings plan invested in Orange shares represented 7.08% of the Company’s capital and 10.70% of voting rights at Shareholders’ Meetings. The regulations governing the mutual funds state that voting rights attached to securities held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to cases where the Supervisory Boards must gather the prior opinions of holders, the Supervisory Boards decide whether or not to take securities held as fund assets to public tender or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code.

As of the date of this document, to Orange’s knowledge, no shareholder other than the French State, Bpifrance Participations and Group employees (in particular via the Orange Actions mutual fund) held, directly or indirectly, more than 5% of the capital or voting rights.

6.2.1.1     Changes in the distribution of capital held by major shareholders over the last three fiscal years

In the last three fiscal years, the Company has bought and sold treasury shares to meet obligations related to employee share allocation programs. To Orange’s knowledge, there has been no major change in the distribution of capital and voting rights since December 31, 2022.

6.2.1.2     Information on shareholders’ agreements

On February 23, 2016, the AMF was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing their existing concerted action with respect to their shareholdings in Orange.

The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

1.    consult on voting on resolutions put to the Shareholders’ Meeting, with a commitment to exchange respective views and seek a common position on resolutions, without being under any obligation to reach a joint position;

2.    consult each other on the form (within the meaning of Article L. 228-1 of the French Commercial Code) of their Orange securities.

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6.2.1.3     Additional information on the distribution of the free float

Orange regularly identifies its shareholders, notably via the procedure known as "Identifiable Bearer Securities" (IBS). At December 31, 2022, institutional investors held 62.6% of the capital (down by 0.4 points compared with 2021) and individual investors 6.8% (up by 0.2 points).

Geographical distribution of institutional investors at December 31, 2022

France	27%
United Kingdom	17%
Other European countries	17%
Europe total	61%
North America	35%
Rest of the world	4%
Total	100%

Source: IBS survey.

6.2.2      Direct or indirect control of Orange SA

As of the date of this document, the public sector (French State and Bpifrance Participations) has three representatives out of a total of 15 members on the Board of Directors of Orange (see Section 5.1.1 Board of Directors).

Orange’s major shareholder is the public sector: the French State, which, in concert with Bpifrance Participations, held 22.95% of the share capital and 29.25% of voting rights at December 31, 2022. As is the case with all Orange’s shareholders, these shares carry double voting rights when held in registered form for over two years (see Section 6.2.1.2 Information on shareholders’ agreements and Section 6.2.1 Distribution of capital and voting rights above). While not giving it as such the ability to exercise control over the Company, this level of holding could, based on the attendance rate at Shareholders’ Meetings in the past, allow the public sector to block the adoption of resolutions requiring a qualified majority vote by the shareholders.

In light of the recommendations of the Afep-Medef Code, Orange has put in place Corporate Governance rules to ensure the proper operation of the Board of Directors and its specialist committees in respecting the interests of all shareholders. The Board of Directors comprises seven Independent Directors, one of whom serves as Chairman (see Section 5.2 Operation of the management and supervisory bodies). Orange therefore feels there is no risk that the French State may exercise control in an abusive manner.

No other natural or legal persons exercise or could exercise control over Orange, either directly or indirectly, or individually, jointly or in concert.

To Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

6.3     Dividend distribution policy

The Shareholders’ Meeting of May 19, 2022 decided on the distribution of a dividend of 0.70 euros per share for the fiscal year 2021. Taking into account the 0.30-euro interim dividend paid on 15 December 2021, the balance of the dividend distributed by the Shareholders’ Meeting was 0.40 euros per share and was paid in cash on June 9, 2022.

On July 27, 2022, the Board of Directors decided on the distribution of an interim dividend of 0.30 euros per share. The interim dividend was paid in cash on December 7, 2022.

For fiscal year 2022, the 2023 Shareholders’ Meeting will be asked to approve a maintained dividend of 0.70 euros per share. Taking into account the interim dividend paid, the balance of the dividend to be distributed, subject to shareholders’ approval, will be 0.40 euros per share and will be paid in cash on June 7, 2023, the ex-dividend date being June 5, 2023.

In line with the solid growth in its organic cash flow, Orange intends, subject to shareholders’ approval, to increase its dividend to 72 cents per share for fiscal year 2023 (including the distribution of an interim dividend of 0.30 euros per share in December 2023) and to reach a new floor of 75 cents per share in respect of the 2024 fiscal year.

Past dividend payments

Fiscal year	2021	2020	2019	2018	2017
Dividend per share (in euro)	0.70	0.90	0.50	0.70	0.65

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6.4     Statutory information on shares and Shareholders’ Meetings

6.4.1      Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share entitles its holder to vote and be represented in the Shareholders’ Meetings in accordance with the provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights for Orange shareholders. However, in accordance with the law, double voting rights are automatically granted to all shares held in registered form by the same holder for at least two years.

The shareholders are only liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or failing this, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option of payment of the dividends either in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the fiscal year when the balance sheet established during or at the end of a fiscal year and certified by a Statutory Auditor shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation, amortization and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit thus defined.

Dividends not claimed within five years after the payment date revert to the French State.

Disposal and transfer of shares

Shares are freely tradable, subject to applicable legal and regulatory provisions. They are registered in a share account and are transferred by means of a transfer order from account to account.

6.4.2      Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. The Meeting may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

6.4.3      Rules for participation in and notice of Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up and for whom a right to attend Shareholders’ Meetings has been established by registration of their shares in an account in the name either of the shareholder or of the intermediary holding their account, where the shareholder is not resident in France, by midnight (Paris time) on the second business day preceding the Meeting.

The shares must be registered within the time limit specified above, either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by an authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunication which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of the quorum and majority at Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and voting of these shareholders at the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote remotely or grant a proxy to any other natural or legal person of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their ballot or proxy, either in hard copy or via electronic means, no later than 3.00 pm (Paris time) on the day before the Shareholders’ Meeting. Transmission methods are specified by the Board of Directors in the meeting notice and the convocation notice.

Shareholders voting remotely, within the time limit specified in the Bylaws, by means of the ballot provided by the Company to shareholders, are deemed present or represented at the Meeting.

The remote or proxy ballots and the certificate of attendance may be completed in electronic format duly signed under the conditions provided for in the applicable laws and regulations. For this purpose, the ballot can be filled in and electronically signed directly on the website established by the organizer of the Meeting.

Shareholders not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

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Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing this, by the Statutory Auditors, or by any person authorized for this purpose. Meetings are held at the headquarters or at any other location indicated in the convocation notice. Subject to exceptions provided by law, notice must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be convened at least ten days in advance in the same manner as the first.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are called to make any and all decisions that do not amend the Bylaws. An Ordinary Shareholders’ Meeting is convened at least once a year within six months of the end of each fiscal year in order to approve the Statutory Financial Statements and Consolidated Financial Statements for the fiscal year in question or, in the case of postponement, within the period established by court order. When convened for the first time, the Meeting only validly deliberates if the shareholders present or represented by proxy or voting remotely represent at least one-fifth of the shares with voting rights. When the Meeting is convened for the second time, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, represented by proxy or voting remotely.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases by capitalization of reserves, profits or premiums, the Extraordinary Shareholders’ Meeting only validly deliberates if the shareholders present, represented by proxy or voting remotely represent at least one-fourth of all shares with voting rights when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was convened. Subject to the same condition, the second Meeting makes decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting remotely.

6.4.4      Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the French Financial Markets Authority (Autorité des marchés financiers - AMF) when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any natural or legal person, acting alone or in concert with others, that acquires, directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to declare to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such natural or legal person holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question are stripped of the voting rights attached to any securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

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6.5     Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

The draft resolutions presented below were approved by the Board of Directors at its meeting of February 15, 2023. Additional draft resolutions may be included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions put to the vote at the Shareholders’ Meeting will be published on the website at www.orange.com, under the heading Group/Finance/Shareholders’ Meeting, and in the notice provided for in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

Approval of the Statutory Financial Statement for the fiscal year ended December 31, 2022

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report, approves the Statutory Financial Statements presented for the fiscal year ended December 31, 2022, as well as the transactions reflected in those financial statements and summarized in those reports. It approves the profit of 1,974,008,561.04 euros for this fiscal year.

Second resolution

Approval of the Consolidated Financial Statements for the fiscal year ended December 31, 2022

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report on the Consolidated Financial Statements, approves the Consolidated Financial Statements presented for the fiscal year ended December 31, 2022, as well as the transactions reflected in those financial statements and summarized in those reports.

Third resolution

Allocation of income for the fiscal year ended December 31, 2022, as stated in the Statutory Financial Statements

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Management Report and the Statutory Auditors’ Report on the Statutory Financial Statements:

(i)    notes that, in view of the profit for the fiscal year of 1,974,008,561.04 euros and retained earnings of 5,240,124,193.30 euros (before accounting for the interim dividend provided for in (iii) below), the distributable profit amounts to 7,214,132,754.34 euros;

(ii)   resolves to pay a dividend of 0.70 euros per share to shareholders and to allocate the balance to "Retained earnings";

(iii)  notes that, in view of the interim dividend of 0.30 euros per share paid on December 07, 2022, the balance of the dividend to be paid amounts to 0.40 euros per share.

The ex-dividend date is June 5, 2023; the balance of the dividend will be paid on June 7, 2023.

The Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, in particular considering the number of treasury shares at the payment date, and, consequently, to determine the amount of the balance of the distributable profit that will be allocated to the "Retained earnings" account.

It should be noted that the balance of the dividend to be paid is eligible in the gross amount received for the 40% tax allowance under the conditions set out in section 2 of section 3 of Article 158 of the French General Tax Code, applicable to individuals residing in France for tax purposes.

Dividends paid in respect of the last three fiscal years were as follows:

Fiscal year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2019	2,658,562,160	0.50 euros	100%
2020	2,659,279,906	0.90 euros	100%
2021	2,658,638,101	0.70 euros	100%

Fourth resolution

Agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report on the agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code, takes note of the conclusions of said report and further notes that no agreement provided for in Article L. 225-38 of the French Commercial Code was entered into in fiscal 2022.

Fifth resolution

Reappointment of Ms. Anne Lange as director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Ms. Anne Lange’s term of office as director is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the government and the Board of Directors and in accordance with the conditions provided for in Government Order 2014-948 of August 20, 2014 and Article 13 of the Bylaws, resolves to renew her term of office for four years, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

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Sixth resolution

Reappointment of Ms. Anne-Gabrielle Heilbronner as independent director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Ms. Anne-Gabrielle Heilbronner’s term of office is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to renew her term of office for four years, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Seventh resolution

Reappointment of Mr. Alexandre Bompard as independent director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Mr. Alexandre Bompard’s term of office is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to renew his term of office for four years, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Eighth resolution

Appointment of Mr. Momar Nguer as independent director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, notes that Mr. Jean-Michel Severino’s term of office is due to expire at the end of this Shareholders’ Meeting, and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to appoint Mr. Momar Nguer as a director for a four-year term, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Ninth resolution

Appointment of Mr. Gilles Grapinet as independent director

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings and based on the recommendation of the Board of Directors and in accordance with the conditions provided for in Article 13 of the Bylaws, resolves to appoint Mr. Gilles Grapinet as director to replace Mr. Bernard Ramanantsoa, who is resigning at the close of this Shareholders’ Meeting, for a four-year term, i.e. until the end of the Shareholders’ Meeting convened to vote on the financial statements for the fiscal year ending December 31, 2026.

Tenth resolution

Approval of the information mentioned in respect of the Compensation Policy in Article L. 22-10-9 I. of the French Commercial Code, pursuant to Article L. 22-10-34 I. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 I. of the French Commercial Code, the information mentioned in Article L. 22-10-9 I. of the French Commercial Code, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2022 Universal Registration Document.

Eleventh resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, Chairman and Chief Executive Officer until April 3, 2022 inclusive, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, in his capacity as Chairman and Chief Executive Officer until April 3, 2022 inclusive, as presented in Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

Twelfth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, separated Chairman of the Board of Directors from April 4, 2022 to May 19, 2022 inclusive, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Stéphane Richard, in his capacity as separated Chairman of the Board of Directors from April 4, 2022 to May 19, 2022 inclusive, as presented in Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

Thirteenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Ms. Christel Heydemann, Chief Executive Officer as from April 4, 2022, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Ms. Christel Heydemann, Chief Executive Officer as from April 4, 2022, as presented in Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

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Fourteenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Jacques Aschenbroich, Chairman of the Board of Directors as from May 19, 2022, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Jacques Aschenbroich, Chairman of the Board of Directors as from May 19, 2022, as presented in Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

Fifteenth resolution

Approval of the components of compensation paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, pursuant to Article L. 22-10-34 II. of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report provided for in Article L. 225-37 of the French Commercial Code, approves, pursuant to Article L. 22-10-34 II. of the French Commercial Code, the fixed, variable and exceptional components making up the total compensation and benefits of any kind paid during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year to Mr. Ramon Fernandez, Delegate Chief Executive Officer, as presented in Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

Sixteenth resolution

Approval of the 2023 compensation policy for the Chairman of the Board of Directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the 2023 compensation policy for the Chairman of the Board of Directors by virtue of his office, as detailed in Section 5.4.1.3 of the Company’s 2022 Universal Registration Document.

Seventeenth resolution

Approval of the 2023 compensation policy for the Chief Executive Officer, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the 2023 compensation policy for the Chief Executive Officer by virtue of her office, as detailed in Section 5.4.1.3 of the Company’s 2022 Universal Registration Document.

Eighteenth resolution

Approval of the 2023 compensation policy for directors, pursuant to Article L. 22-10-8 of the French Commercial Code

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, pursuant to Article L. 22-10-8 II. of the French Commercial Code, approves the compensation policy for Directors by virtue of their office, as detailed in Section 5.4.2.2 of the Company’s 2022 Universal Registration Document.

Nineteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Company shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report, authorizes the Board of Directors, pursuant to Articles L. 22-10-62 et seq. and L. 225-210 et seq. of the French Commercial Code, to purchase Company shares, within a limit of 10% of the share capital existing on the date of this Shareholders’ Meeting, under the following conditions:

−    the maximum purchase price shall not exceed 24 euros per share, it being specified that in the event of transactions on the capital, in particular the capitalization of reserves followed by the issue and free award of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

−    the maximum amount of funds allocated to the share Buyback program is 6,384,135,837.60 euros;

−    purchases carried out by the Company pursuant to this authorization may under no circumstances cause it to hold, directly or indirectly, at any time, more than 10% of the shares composing the share capital;

−    purchases or transfers of shares may be carried out at any time, in accordance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the date of the filing by a third party of a public tender offer for the Company’s shares, until the end of the offer period;

−    purchases or transfers of shares may be carried out by any means, in accordance with the conditions provided for by law, in particular on regulated markets, organized multilateral trading facilities or over-the-counter, including through block disposals or purchases or the use of derivatives traded on regulated markets;

−    this authorization is valid for a period of 18 months.

These share purchases may be carried out for any purpose permitted by law, the objectives of this share Buyback program being:

(i)    to fulfill obligations related to:

a.    stock option plans and other allocations of shares to the employees of the Company or affiliates, and in particular to allocate shares to employees of the Company and the entities in its Group as part of (i) the Company’s profit-sharing scheme, (ii) any share purchase, call option or free share award plan benefiting all or certain employees and Directors and Officers, or (iii) any Orange group employee shareholding plan (including any disposal of shares provided for in Article L. 3332-24 of the French Labor Code), and to carry out any transactions necessary to cover the requirements of these plans,

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b.  securities giving access to the Company’s shares (including all transactions necessary to cover the Company’s obligations relating to these securities), including securities subscribed for by employees or former employees of the Company and the entities in its Group;

(ii)   to ensure the liquidity of the Company’s share pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) Decision no. 2021-01 of June 22, 2021;

(iii)  to keep shares for subsequent delivery in exchange or as payment within the framework of potential external growth transactions;

(iv)  to reduce the capital of the Company in accordance with the thirtieth resolution of this Shareholders’ Meeting, subject to its adoption; and

(v)   to carry out any market practice that may be authorized by the French Financial Markets Authority and, more generally, perform any other transaction in accordance with the laws and regulations in force. In such a situation, the Company will inform its shareholders by way of a press release.

The Shareholders’ Meeting grants full powers to the Board of Directors, with the power to delegate in accordance with the conditions provided for by law, to decide on and implement this authorization, to clarify its terms and to decide on the relevant procedures, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares vested for the different objectives sought, and make all declarations to all organizations and, generally, take all necessary measures.

The unused portion of the delegation of authority granted pursuant to the fifteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022 is hereby terminated with immediate effect.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

Twentieth resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with shareholders’ preferential subscription rights (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates authority to the Board of Directors to resolve to issue, on one or more occasions, with shareholders’ preferential subscription rights:

(i)    Company shares;

(ii)   securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities;

(iii)  securities conferring access to equity securities to be issued;

(iv)  securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary"); and

(v)   securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital.

The subscription of which may be settled in cash or through netting.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of any immediate or future increases in the Company’s capital resulting from all issues made under this delegation may not exceed 2 billion euros. This amount does not include the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to shares.

Shareholders shall have a preferential subscription right to the shares and securities issued under this delegation in proportion to the amount of their shares (unless the security issued is a security that is not an equity security and confers access to equity securities to be issued by a Subsidiary, in which case no such right shall apply). The Board of Directors may institute for shareholders a right to subscribe for an additional number of shares or securities to be issued, which will be exercised in proportion to their subscription rights and subject to the limit of their requests.

In the case of securities that are equity securities conferring access to shares to be issued by a Subsidiary, the Subsidiary’s Shareholders’ Meeting must authorize the waiver of the preferential subscription rights of its shareholders in respect of the shares to be issued in order for the decision to be valid.

If the issue has not been fully subscribed through subscriptions for securities to which the shareholders are entitled pursuant to their preferential subscription rights ("irreducible basis") and, as the case may be, subscriptions for any excess securities ("reducible basis"), the Board of Directors may use the various rights provided for by law, in the order that it shall determine, including offering all or some of the unsubscribed securities to the public.

This delegation includes the shareholders’ waiver of their preferential rights to subscribe for Company shares to which the securities issued on the basis of this delegation may entitle them.

Issues of Company share subscription warrants may be made through a subscription offer as well as by a bonus allotment to the owners of existing shares. In the event of a bonus allotment of share subscription warrants, the Board of Directors shall have the option to decide that allotment rights forming odd lots shall not be transferable and that the corresponding securities shall be sold.

The Board of Directors, with the power to delegate under the conditions provided for by law, shall determine the characteristics, amount and terms of any issue as well as the securities issued and the terms and conditions for exercising preferential subscription rights and their trading terms, where applicable; the Board of Directors may make any adjustments to take account of the impact of transactions on the Company’s capital, set the terms under which the rights of holders of securities conferring access to the capital are preserved, charge the costs for the capital increases against the amount of premiums related to such increases, deduct from this amount the sums required to fund the statutory reserve, and, more generally, do whatever is necessary.

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However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the nineteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-first resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights as part of a public tender offer other than those referred to in Article L. 411-2 section II of the French Monetary and Financial Code (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates authority to the Board of Directors to resolve to issue, on one or more occasions, by way of public tender offers other than those referred to in Article L. 411-2 of the French Monetary and Financial Code:

(i)    Company shares;

(ii)   securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities;

(iii)  securities conferring access to equity securities to be issued;

(iv)  securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary"); and

(v)   securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital.

The subscription of which may be settled in cash or through netting.

The Shareholders’ Meeting resolves to remove shareholders’ preferential rights to subscribe for these shares and securities.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of any immediate or future increases in the Company’s capital resulting from all issues made under this delegation may not exceed 1 billion euros. This amount does not include the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to shares.

The issue price of the shares issued under this delegation must be at least equal to the minimum amount provided for by the laws and regulations prevailing at the time of the issue decision. This amount may be corrected, if necessary, to reflect the difference in the shares’ dividend bearing date.

The issue price of the securities issued under this delegation shall be such that the sum immediately received by the Company or, in the case of the issue of securities conferring access to shares of a Subsidiary, the sum immediately received by the Subsidiary, plus, if applicable, any sum subsequently received by the Company or the Subsidiary, as the case may be, for each share issued as a result of the issue of these securities, shall be at least equal to the amount referred to in the previous paragraph corrected, if necessary, to take account of the difference in the shares’ dividend bearing date.

The Board of Directors may establish a priority right, which would be irreducible and, where applicable, reducible for all or part of the issue, for shareholders to subscribe for shares or securities for which the Board would set the exercise terms and conditions under the conditions set forth by law, without giving rise to the creation of transferable rights. Securities not subscribed for under this right may be offered as a private placement on the international market.

If any such issue is not fully subscribed, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this amount is at least three-quarters of the decided issue, and/or freely allocate the unsubscribed securities.

This delegation includes the shareholders’ waiver of their preferential rights to subscribe for Company shares to which the securities issued on the basis of this delegation may entitle them.

The Board of Directors, with the power to delegate under the conditions provided for by law, shall determine the characteristics, amount and terms of any issue as well as the securities issued, and may make any adjustments to take account of the impact of transactions on the Company’s capital, set the terms under which the rights of holders of securities conferring access to the capital are preserved, charge the costs for the capital increases against the amount of premiums related to such increases, deduct from this amount the sums required to fund the statutory reserve, and, more generally, do whatever is necessary.

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the twenty-first resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-second resolution

Delegation of authority to the Board of Directors to issue Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights as part of a public tender offer referred to in Article L. 411-2, paragraph 1 of the French Monetary and Financial Code (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates authority to the Board of Directors to resolve to issue, on one or more occasions, by way of public tender offers referred to in Article L. 411-2, paragraph 1 of the French Monetary and Financial Code:

(i)    Company shares;

(ii)   securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities;

(iii)  securities conferring access to equity securities to be issued;

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(iv)  securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary"); and

(v)   securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital.

The subscription of which may be settled in cash or through netting.

The Shareholders’ Meeting resolves to remove shareholders’ preferential rights to subscribe for these shares and securities.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issues carried out by virtue of this delegation may not exceed, and shall be deducted from, the capital increase cap stipulated in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros) (and in any event shall be limited to 20% of the share capital, as required by law). This cap does not take into account the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to the Company’s shares.

The issue price of the shares issued under this delegation must be at least equal to the minimum amount provided for by the laws and regulations prevailing at the time of the issue decision. This amount may be corrected, if necessary, to reflect the difference in the shares’ dividend bearing date.

The issue price of the securities issued under this delegation shall be such that the sum immediately received by the Company or, in the case of the issue of securities conferring access to shares of a Subsidiary, the sum immediately received by the Subsidiary, plus, if applicable, any sum subsequently received by the Company or the Subsidiary, as the case may be, for each share issued as a result of the issue of these securities, shall be at least equal to the amount referred to in the previous paragraph corrected, if necessary, to take account of the difference in the shares’ dividend bearing date.

If any such issue is not fully subscribed, the Board of Directors may limit the issue to the amount of subscriptions received, provided that this amount is at least three-quarters of the decided issue, and/or freely allocate the unsubscribed securities.

This delegation entails the waiver by shareholders of their preferential subscription rights to Company shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the power to delegate under the conditions provided for by law, shall determine the characteristics, amount and terms of any issue as well as the securities issued, and may make any adjustments to take account of the impact of transactions on the Company’s capital, set the terms under which the rights of holders of securities conferring access to the capital are preserved, charge the costs for the capital increases against the amount of premiums related to such increases, deduct from this amount the sums required to fund the statutory reserve, and, more generally, do whatever is necessary.

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the twenty-third resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-third resolution

Delegation of authority to the Board of Directors to increase the number of securities to be issued in the event of a securities issue (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, authorizes the Board of Directors, with the power to delegate under the conditions provided for by law, to resolve to increase the number of securities to be issued within the time limits and limits provided for by law and by the resolution pursuant to which the issue is decided (to date, up to a limit of 15% of the initial issue and at the same price as that used for this issue), for each issue decided pursuant to the twentieth to twenty-second resolutions submitted to this Shareholders’ Meeting.

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The authorization thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

Twenty-fourth resolution

Delegation of authority to the Board of Directors to issue shares and complex securities, with the waiver of shareholders’ preferential subscription rights in the event of a public exchange offer initiated by the Company (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates to the Board of Directors the authority to resolve to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, as consideration for securities tendered to a public exchange offer initiated by the Company for the securities of another company whose shares are admitted to trading on any one of the regulated markets referred to in Article L. 22-10-54 of the French Commercial Code, and resolves to waive shareholders’ preferential subscription rights to said shares and securities in favor of the holders of such shares and securities, if so required.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issues carried out by virtue of this delegation may not exceed, and shall be deducted from, the capital increase cap stipulated in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros). This cap does not take into account the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to the Company’s shares.

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This delegation includes the shareholders’ waiver of their preferential rights to subscribe for Company shares to which the securities issued on the basis of this delegation may entitle them.

The Board of Directors, with the power to delegate in accordance with the conditions provided for by law, shall have full powers to carry out the transactions referred to in this delegation and in particular to:

−    set the exchange ratio and, if applicable, the amount of any adjustment balance to be paid in cash;

−    certify the number of securities tendered for exchange;

−    sell the securities that could not be allotted individually and that correspond to fractional allotment rights;

−    determine the dates, issue terms and conditions, particularly the price and dividend bearing date, of the shares or securities conferring access to Company shares;

−    recognize the difference between the issue price of the new shares and their par value as a liability on the balance sheet under "contribution premium"; and

−    charge all costs and fees incurred by any exchange offer against the "contribution premium".

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the twenty-sixth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-fifth resolution

Delegation of powers to the Board of Directors to issue shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for in-kind contributions granted to the Company and consisting of equity securities or securities giving access to the Company’s capital (usable only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting)

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates to the Board of Directors the power to issue, on one or more occasions, and based on the Statutory Auditors’ Report, the contributions mentioned in the first and second paragraphs of Article L. 225-147 of the French Commercial Code, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, as consideration for securities tendered to a public exchange offer initiated by the Company for the securities of another company whose shares are admitted to trading on any one of the regulated markets referred to in Article L. 22-10-54 of the French Commercial Code, and resolves to waive shareholders’ preferential subscription rights to said shares and securities in favor of the holders of such shares and securities that are the subject of the in-kind contributions, if so required.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issues carried out by virtue of this delegation may not exceed, and shall be deducted from, the capital increase cap stipulated in the twenty-first resolution submitted to this Shareholders’ Meeting (1 billion euros) (and in any event shall be limited to 10% of the share capital, as required by law). This cap does not take into account the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to shares.

This delegation includes the shareholders’ waiver of their preferential rights to subscribe for Company shares to which the securities issued on the basis of this delegation may entitle them.

The Board of Directors, with the power to delegate in accordance with the conditions provided for by law, shall have full authority to implement this delegation, and in particular to resolve to assess the value of the contributions and any special benefits to be granted, based on the above-mentioned Statutory Auditors’ report.

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of powers from the time the public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the twenty-eighth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Twenty-sixth resolution

Overall limit of authorizations

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report, resolves to set the maximum nominal amount of the Company’s capital increases that may be carried out immediately or in the future at 3 billion euros pursuant to the delegations granted under the twentieth to twenty-fifth resolutions submitted to this Shareholders’ Meeting, it being specified that this nominal amount shall be increased, where applicable, by the additional nominal amount of shares to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to shares.

Twenty-seventh resolution

Authorization granted to the Board of Directors to award free Company shares to Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, pursuant to Articles L. 225-197-1 et seq. and L. 22-10-59 et seq. of the French Commercial Code, authorizes the Board of Directors, on one occasion and under conditions that it shall determine, within the limits set in this authorization, to allocate existing or new free shares of the Company to Executive Corporate Officers (within the meaning of Article L. 225-197-1 II. of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code.

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This authorization is granted for a period of 12 months as from this Shareholders’ Meeting.

The total number of free shares allocated pursuant to this resolution will not represent more than 0.08% of the Company’s capital as of the date of this Shareholders’ Meeting, it being specified that the total number of free shares allocated to the Company’s Executive Corporate Officers pursuant to this resolution may not exceed 100,000 shares.

The Shareholders’ Meeting resolves that any award decided by the Board of Directors under this resolution will be subject to the achievement of the following performance conditions, as these conditions may be specified by the Board of Directors.

The performance conditions are as follows:

−    the amount of the Group’s organic cash flow (40% of the final vesting amount), the achievement of the target being assessed at the end of a three-year period (including the year in which the free shares are allocated) in relation to the organic cash flow target set for this multi-year period as previously approved by the Board of Directors;

−    the relative change in the Orange Total Shareholder Return (TSR) (30% of the final vesting amount), which will be assessed at the end of a three-year period (including the year in which the free shares are allocated) by comparing (i) the change in the Orange TSR calculated by comparing the average Orange Share price between September 1, 2022 and December 31, 2022 (i.e. 9.61 euros) with the average Orange Share price between September 1, 2025 and December 31, 2025, (ii) the change in the sector TSR calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index as the benchmark or any other index that may replace it, it being understood that the result will be recorded according to the hit-or-miss principle between the changes in the Orange TSR and the sector TSR calculated on the basis of the Stoxx Europe 600 Telecommunications index;

−    the reduction in CO2 emissions compared with 2015 (20% of the final vesting amount), recorded according to the hit-or-miss principle, and the increase in the proportion of women in the Group’s management networks (10% of the final vesting amount), the achievement of which will be assessed in both cases at the end of a three-year period (including the year in which the free shares are allocated), in order to support the ambition in terms of the Orange group’s corporate social and environmental responsibility.

The Board of Directors will determine the duration of the vesting period, which may not end before March 31, 2026 and in no case may it be less than two years, without a minimum mandatory lock-up period for beneficiaries.

However, the Company’s Executive Corporate Officer beneficiaries must hold at least 50% of the shares they receive until the end of their terms of office.

In the event that a beneficiary becomes incapacitated, as determined by law, the final vesting of the shares may occur before the end of the vesting period.

In the event that the allocation pursuant to this resolution takes the form of existing shares, those shares will be purchased by the Company as part of the share Buyback program authorized in the nineteenth resolution submitted to this Shareholders’ Meeting pursuant to Article L. 22-10-62 of the French Commercial Code or as part of any share Buyback program previously or subsequently applicable.

The Shareholders’ Meeting acknowledges and resolves, as necessary, that this authorization entails the waiver by shareholders of any rights over the free shares allocated on the basis of this resolution, in favor of the beneficiaries of the share allocation.

The Shareholders’ Meeting grants full powers to the Board of Directors to:

−    decide the apportionment of the free share allocation between existing and new shares;

−    specify the conditions and, where applicable, the criteria for the allocation of shares, in particular the percentage of shares to be allocated based on (i) the amount of the Group’s organic cash flow, (ii) the reduction in CO2 emissions compared to 2015, and (iii) the proportion of women in the Group’s management networks, depending on whether or not the respective targets are met;

−    set, under the legal conditions and limits or the conditions and limits of this resolution, the date on which the free shares will be allocated, the dates for assessing the performance conditions and the duration of the vesting period;

−    identify the beneficiaries, the number of shares granted to each, and the terms and conditions for allocation and delivery of the shares and the continuous service condition applicable to beneficiaries;

−    decide the conditions under which the number of shares granted will be adjusted; and

−    more generally, sub-delegate within the limits prescribed by law, enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary measures.

The unused portion of the delegation of authority granted pursuant to the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022 is hereby terminated with immediate effect.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, delegates to the Board of Directors, for a period of 18 months, the authority to issue, on one or more occasions, (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, reserved for members of Company savings plans (and/or members of any other plan for which Article L. 3332-18 of the French Labor Code allows a reserved capital increase under similar conditions) set up within the Company or its Group.

For the purpose of this authorization, Group shall mean the Company and French or foreign businesses falling within the consolidation scope of the Company’s financial statements in accordance with Articles L. 3344-1 and L. 3344-2 of the French Labor Code.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issues carried out pursuant to this delegation is set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares will be equal to the average quoted share price during the 20 trading days preceding the date of the decision establishing the opening date of subscriptions, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors may reduce this discount if it deems appropriate.

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The Board of Directors may allocate, free of charge, to the aforementioned beneficiaries, in addition to shares to be subscribed for in cash, existing or new free shares, which need not be of the same type as the shares to be subscribed for in cash, as a replacement for all or part of the aforementioned discount and/or employer’s contribution (where applicable, for the unilateral contribution), it being understood that the benefit resulting from this allocation cannot exceed the applicable legal or regulatory limits. The nominal amount of any immediate or future capital increase resulting from the allocation of shares will be charged against the cap referred to above (200 million euros).

The Shareholders’ Meeting resolves to waive the shareholders’ preferential subscription rights to securities to be issued pursuant to this delegation in favor of the aforementioned beneficiaries, the said shareholders waiving any right to the free securities allocated under this delegation (including the portion of reserves, profits or premiums capitalized on account of the allocation of said securities pursuant to the present delegation).

The Shareholders’ Meeting acknowledges that this delegation entails the waiver by shareholders of their preferential subscription rights to shares to which the securities that may be issued pursuant to this delegation may give access.

The Board of Directors, with the power to delegate in accordance with the conditions provided for by law, shall have full powers for the purpose of implementing this delegation and in particular to:

−    determine the characteristics, amount and terms of each securities issue;

−    determine that the issues may be made directly in favor of the beneficiaries or through the intermediary of Undertakings for Collective Investment in Transferable Securities (UCITS) for employee savings plans or equivalent entities;

−    decide the list of companies or groups whose employees and former employees may subscribe for issued shares;

−    determine the nature and terms and conditions of the capital increase, as well as the terms of issue;

−    acknowledge the completion of the capital increase;

−    determine, where applicable, the amount of the sums to be capitalized up to the limit set above, the equity account(s) from which they will be drawn as well as the date from which the shares thus issued will bear dividend rights;

−    if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to such increases and take from this amount such sums as required to bring the statutory reserve account to one-tenth of the new capital after each increase; and

−    take all necessary measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to the listing of the securities issued, and amend the Bylaws in relation to these capital increases, and generally do whatever is necessary.

The unused portion of the delegation of authority granted pursuant to the nineteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022 is hereby terminated with immediate effect.

Twenty-ninth resolution

Delegation of authority to the Board of Directors to increase the capital of the Company by capitalization of reserves, profits or premiums

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Ordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report, delegates to the Board of Directors its authority to resolve to increase the share capital, on one or more occasions at the times and under the terms it shall determine, by capitalizing reserves, profits or premiums, followed by the creation and allotment of bonus shares, or an increase in the nominal value of existing shares, or a combination of both.

The delegation thus granted to the Board of Directors shall be valid for a period of 26 months from the date of this Shareholders’ Meeting.

The Board of Directors shall have the power to resolve that equity securities that could not be allotted individually and that correspond to fractional allotment rights shall be sold; the proceeds of the sale of these securities shall be allocated to the rights holders within the time period prescribed by the regulations.

The nominal amount of an immediate or future capital increase resulting from all issues carried out pursuant to this delegation may not exceed 2 billion euros, without taking into account the nominal value of the shares to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to shares.

However, if a third party files a public tender offer for the Company’s securities, the Board of Directors will not be able to implement this delegation of authority from the time the proposed public tender offer is filed to the time the offer period ends, unless specifically authorized to do so by the Shareholders’ Meeting during the public tender offer period.

The unused portion of the delegation of authority granted pursuant to the thirty-third resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 18, 2021 is hereby terminated with immediate effect.

Thirtieth resolution

Authorization of the Board of Directors to reduce the capital through the cancellation of shares

The Shareholders’ Meeting, acting under the quorum and majority conditions required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report,

−    delegates full powers to the Board of Directors for a period of 18 months to cancel, on one or more occasions, within a limit of 10% of the Company’s share capital per 24-month period, all or some of the Company shares purchased under the share Buyback programs authorized by the nineteenth resolution submitted to this Shareholders’ Meeting or under share Buyback programs authorized prior or subsequent to the date of this Shareholders’ Meeting;

−    resolves that the surplus of the purchase price of the shares over their par value will be charged to the "Share premiums" account or to any account of available reserves, including the statutory reserve, within a limit of 10% of the capital reduction carried out;

−    delegates full powers to the Board of Directors, with the power to delegate in accordance with the conditions provided for by law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging and amend the Bylaws accordingly, to carry out all legal or administrative formalities, and, more generally, to take all useful or necessary actions to implement this authorization.

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The unused portion of the delegation of authority granted pursuant to the twentieth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022 is hereby terminated with immediate effect.

Thirty-first resolution

Powers for formalities

The Shareholders’ Meeting confers full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided for under current law.

6.6     Board of Directors’ Report on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 23, 2023

Presentation of resolutions within the competence of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the Statutory Financial Statements and Consolidated Financial Statements

Under the terms of the first and second resolutions, the Shareholders’ Meeting is asked to approve the Statutory Financial Statements of the Company as well as the Consolidated Financial Statements of the Group at December 31, 2022.

It is hereby specified with respect to fiscal year 2022 that the costs or expenses provided for in Article 39-4 of the French General Tax Code amounted to 2,692,791 euros and the tax related thereto to 695,548 euros.

Third resolution

Allocation of income and approval of dividend amount

It is the responsibility of the Shareholders’ Meeting to approve the allocation of income for fiscal year 2022 and payment of a dividend to shareholders.

With distributable profit at December 31, 2022 of 7.21 billion euros, taking into account the profit from fiscal year 2022 of 1.97 billion euros and retained earnings of 5.24 billion euros (before accounting for the interim dividend paid on December 7, 2022), your Company has a very strong balance sheet, significant reserves and the cash resources to pay dividends. It should also be noted that the statutory reserve is already equal to the minimum required and therefore does not require any additional funds.

The Board of Directors has decided to propose a dividend of 0.70 euros per share. Subject to the approval of this payment by the Shareholders’ Meeting, and in view of the payment of an interim dividend of 0.30 euros per share on December 7, 2022, the balance of the dividend to be paid is 0.40 euros per share. It will be paid in cash.

This balance will be paid on June 7, 2023 to holders of shares entitled to receive a dividend, i.e. those holding Orange shares with dividend rights for fiscal year 2022 on the ex-dividend date (in France, that being two business days before the payment date, i.e. June 5, 2023).

The interim dividend paid on December 7, 2022 amounted to 797,401,671.60 euros and, based on the number of shares with dividend rights at December 31, 2022, the total amount of the balance of the dividend was 1,063,236,571.20 euros. Treasury shares do not have dividends.

As the number of shares with dividends may change up until the payment date, the Shareholders’ Meeting grants full powers to the Board of Directors to determine the final total amount of the dividend, plus the balance of distributable profit and, consequently, the amount to be entered under "retained earnings".

Pursuant to Article 117-quater of the French General Tax Code, natural persons domiciled in France for tax purposes are subject to a flat-rate tax on dividends received (currently 12.8%), plus the contribution provided for in Article L. 136-7 of the French Social Security Code (currently 17.2%). However, as an express and irrevocable option, such natural persons may request that the dividend be included in their overall income under the conditions provided for in paragraph 2 of Article 200 A of the French General Tax Code in order to benefit from the 40% tax allowance pursuant to Article 158-3-2 of the French General Tax Code.

The table below summarizes the amount of dividends paid with respect to the last three fiscal years, which were fully eligible for the tax allowance provided for in Article 158-3-2 of the French General Tax Code:

Full year	Number of shares	Dividend per share	Share of dividend eligible for the 40% tax allowance
2019	2,658,562,160	0.50 euros	100%
2020	2,659,279,906	0.90 euros	100%
2021	2,658,638,101	0.70 euros	100%

Fourth resolution

Agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

No regulated agreements were approved by the Board of Directors during the 2022 fiscal year.

With regard to previous fiscal years, no regulated agreements remained in effect in fiscal year 2022.

Following Government Order No. 2019-1234 of November 27, 2019 regarding the compensation of corporate officers of listed companies, which repealed Article L. 225-42-1 of the French Commercial Code (itself replaced by Article L. 22-10-8 of the French Commercial Code ("say-on-pay") with amended wording), the revision of the regulated agreements, which remained in effect in fiscal year 2022, means that the following regulated commitments are no longer subject to the regulated agreements procedure:

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−    the amendment to the contract with Novalis extending the benefits of employee healthcare policies to Corporate Officers; and

−    the amendment to the contract with Novalis extending the benefits of employee death and disability policies to Corporate Officers.

Fifth resolution

Reappointment of the director representing the French State

The term of office of Anne Lange, the director representing the French State, expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2022.

You are asked to reappoint her under the conditions provided for in Government Order No. 2014-948 of August 20, 2014 regarding the governance and capital transactions of publicly held companies and in Article 13 of the Bylaws, for a four-year term, i.e. until the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Detailed biographie of the director proposed for reappointment can be found in Section 5.1.1 of the Company’s 2022 Universal Registration Document.

Anne Lange, has served on the Board of Directors since May 27, 2015. An alumna of the École Nationale d’Administration (ENA) and graduate of the Paris Institute of Political Studies (Institut d’Etudes Politiques de Paris), she is an entrepreneur in the new technology sector. She has in-depth knowledge of the Internet sector and those involved in it, as well as the issues relating to the use of new technologies (Internet of Things, Cloud and enterprise services in particular).

As at the date of this document, Anne Lange does not hold any Company shares.

Sixth and seventh resolutions

Reappointment of independent directors

The terms of office of Anne-Gabrielle Heilbronner and Alexandre Bompard expire at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2022. You are asked to reappoint them under the conditions provided for in Article 13 of the Bylaws for a four-year term, i.e. until the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

These directors are independent. Their independence was reviewed by the Board of Directors at its meeting of February 15, 2023 as part of the annual review of directors’ independence and in order to draft resolutions regarding their reappointment.

Detailed biographies of the directors proposed for reappointment can be found in Section 5.1.1 of the Company’s 2022 Universal Registration Document.

Anne Gabrielle Heilbronner has served on the Board of Directors since May 21, 2019 (i.e. four years as at the close of the 2023 Annual Shareholders’ Meeting).

A Financial Inspector, alumna of the École Nationale d’Administration (ENA) and graduate of ESCP-Europe and the Paris Institute of Political Studies, Anne-Gabrielle Heilbronner also holds a master’s degree in Public Law and a postgraduate diploma in Tax Law and Public Finance. Her vast experience has provided her with a solid skill set, particularly when it comes to the governance of large corporations and CSR.

Anne-Gabrielle Heilbronner owns 1,000 Company shares as at the date of this document.

Alexandre Bompard has served on the Board of Directors since December 7, 2016 (i.e. six years and five months as at the close of the 2023 Annual Shareholders’ Meeting).

A graduate of the Paris Institute of Political Studies and an alumnus of the École Nationale d’Administration (ENA), Alexandre Bompard has experience in both the public and private sectors, developed over the course of his career and most notably in the large-retail sector, which is facing digital transformation challenges.

Alexandre Bompard owns 1,000 Company shares as at the date of this document.

Eighth and ninth resolutions

Appointment of new independent directors

The term of office of Jean-Michel Severino, independent director, expires at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2022.

In the second half of 2022, given that Jean-Michel Severino could not be reappointed as an independent director on account of reaching the end of three four-year terms, the GCSERC proposed engaging the services of an independent consulting firm to select a candidate whose profile met the Board’s needs and the requirements of its Internal Guidelines, which stipulate that the skill set and professional experience of such a candidate must be compatible with the Group’s businesses.

The GCSERC reviewed the candidacy of Momar Nguer to replace Jean-Michel Severino. The profile and skills of Momar Nguer, who spent part of his career in Senegal, Cameroon and Kenya, and chairs the Medef International Africa Committee, were deemed particularly useful to the Board of Directors and met its needs. The Committee analyzed his business relationships and any potential conflicts of interest should he be appointed. Given the nature and volume of his current business relationships, no conflicts of interest were identified and therefore he can be considered as independent director if the Shareholders’ Meeting of May 23, 2023 votes in favor of his appointment.

This screening process led to the recommendation by the GCSERC, approved by the Board of Directors at its meeting of December 7, 2022, to put forward Momar Nguer’s candidacy at the next Shareholders’ Meeting (eighth resolution).

Momar Nguer, born in 1956, former member of TotalEnergies’ Executive Committee and is Chief Executive Officer of Mnguer Advisory SAS. After starting his career in the Finance Department of Hewlett Packard France, he joined the Total group in 1984 where he held several positions. He was Sales Director of Total Raffinage Marketing Senegal from 1985 to 1990, then became Network and Consumer Director of Total Raffinage Marketing Africa between 1991 and 1995, after which he became Managing Director of Total Raffinage Marketing in Cameroon and Kenya until 2000. On his return to France, he was appointed Director of East Africa and the Indian Ocean and then Managing Director Aviation of Total Refining Marketing. In 2012, he became Director for Africa and the Middle East, member of the Management Committee and then of the Performance Committee of the Total Group before joining the Executive Committee as Managing Director of the Marketing & Services branch. Momar Nguer is also a member of the Board of Directors and Chairman of the Audit Committee of Lafarge Holcim Morocco, Chairman of the Africa Committee of Medef International and founding President of the French Business Club of Kenya. A graduate of Essec and holder of a Master’s degree in international law, Momar Nguer is a Knight of the French Legion of Honour. He has dual Senegalese and French nationality.

Momar Nguer owns 1,000 Company shares as of the date of this document.

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In addition, Bernard Ramanantsoa advised his desire to step down from his role as independent director as from the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ended December 31, 2022.

To replace Bernard Ramanantsoa, the GCSERC reviewed a number of candidates who met the Board’s needs and the requirements of its Internal Guidelines, which stipulate that the skill set and professional experience of such a candidate must be compatible with the Group’s businesses.

To meet the needs of the Board of Directors, the GCSERC selected Gilles Grapinet on account of his skills and experience as a financial and economic expert. Gilles Grapinet is Chief Executive Officer of Worldline, a listed company and European leader in the payment and transaction services sector. The Committee analyzed his business relationships and any potential conflicts of interest should he be appointed. Given the nature and volume of his current business relationships, no conflicts of interest were identified and therefore he can be considered as independent director if the Shareholders’ Meeting of May 23, 2023 votes in favor of his appointment.

At its meeting of February 15, 2023, the Board of Directors approved the GCSERC’s recommendation and resolved to put forward Gilles Grapinet’s candidacy at the next Shareholders’ Meeting (ninth resolution).

Gilles Grapinet, born in 1963 and a graduate of the École Nationale d’Administration (ENA), joined the French General Inspectorate of Finance in 1992, becoming a Financial Inspector. In 1996 he joined the General Tax Directorate (DGI) where, after heading the management control and transformation department, he was appointed Director of Information Systems and Strategy, responsible in particular for France’s Copernic program (digital transformation of tax administration and overhaul of the DGI’s information and payment systems). From 2003 to the end of 2004, he was economic and financial advisor to the Prime Minister, before going on to serve as Chief of Staff to the Minister of the Economy, Finance and Industry from 2005 to May 2007. In September 2007 he joined the Executive Committee of the international banking group Crédit Agricole SA, first as director of strategy and then as head of payment systems and services. In 2008 he joined the international IT services group ATOS where he was appointed Senior Executive Vice President in charge of global functions, global sales and consulting. He has served as Chief Executive Officer of Worldline since July 2013, and oversaw the successful partial listing of this former ATOS group subsidiary in June 2014 when it had a market capitalization of approximately 2 billion euros. Since then, Worldline has undergone an ambitious expansion, acquiring Equens in 2016, SIX Payment Services in 2018 and Ingenico in 2020. The company became fully independent from ATOS on May 3, 2019 and is now the number-one ranking electronic payment services company in Europe and number four in the world. It has been included in the CAC40 index since March 2020. Until June 2022, Gilles Grapinet was also the first Chairman of the European Digital Payments Industry Alliance (EDPIA), which represents the interests of independent payment services providers headquartered in Europe. In a non-executive capacity he chairs the Supervisory Board of Younited, an ACPR-approved "fintech" banking institution specializing in consumer credit. Gilles Grapinet has also been awarded France’s Chevalier de la Légion d’Honneur. He is a French national.

Gilles Grapinet owns no Company share as at the date of this document.

These independent director appointments will be made under the conditions set out in Article 13 of the Bylaws for a period of four years, expiring at the end of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending December 31, 2026.

Tenth to fifteenth resolutions

Approval of the information mentioned in Article L. 22-10-9 I. of the French Commercial Code relating to the compensation of Directors and Officers presented in the Report on Corporate Governance approved by the Board of Directors, as presented in the Universal Registration Document

Pursuant to Article L. 22-10-34 I. of the French Commercial Code, shareholders are asked to vote on certain information included in the Report on Corporate Governance approved by the Board of Directors’ Meeting of February 15, 2023 and mentioned in Article L. 22-10-9 I. of the French Commercial Code. The purpose of the tenth resolution is therefore to ask the shareholders to approve this information in particular relating to the compensation paid to all Directors and Officers during or awarded in respect of the fiscal year ended December 31, 2022, as presented in Sections 5.4.1 and 5.4.2 of the Company’s 2022 Universal Registration Document.

Approval of the components of compensation paid to the Chairman and Chief Executive Officer, the separated Chairman of the Board of Directors, the Chief Executive Officer and the Delegate Chief Executive Officer during the fiscal year ended December 31, 2022 or allocated in respect of the same fiscal year

Pursuant to Article L. 22-10-34 II. of the French Commercial Code, shareholders are asked to vote on the compensation paid to Corporate Officers during or awarded in respect of the fiscal year ended December 31, 2022 by means of resolutions to be submitted to the Shareholders’ Meeting for approval. In this respect, shareholders are asked to vote on a resolution regarding the individual compensation of each of the Corporate Officers:

−    Stéphane Richard, Chairman and Chief Executive Officer of Orange until April 3, 2022 inclusive (eleventh resolution) and then separated Chairman of the Board of Directors from April 4, 2022 to May 19, 2022 (twelfth resolution);

−    Christel Heydemann, Chief Executive Officer from April 4, 2022 (thirteenth resolution);

−    Jacques Aschenbroich, Chairman of the Board of Directors from May 19, 2022 (fourteenth resolution);

−    Ramon Fernandez, Delegate Chief Executive Officer (fifteenth resolution).

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The table below summarizes these components of compensation paid to each executive Corporate Officer.

Gross amounts (in euros)	Amounts allocated to Stéphane Richard in respect of the fiscal year	Amounts paid to Stéphane Richard during the fiscal year	Amounts allocated to Christel Heydemann in respect of the fiscal year	Amounts paid to Christel Heydemann during the fiscal year	Amounts allocated to Ramon Fernandez in respect of the fiscal year	Amounts paid to Ramon Fernandez during the fiscal year
Fixed compensation	245,416	245,416	667,500	667,500	600,000	600,000
Variable compensation	211,255	817,760	616,970	N/A(3)	362,927	353,520
Multi-year variable compensation (LTIP)	-	-	-	-	-	-
Deferred compensation "Article 82": Paid directly to the beneficiary (50%) (2)	-	-	66,750	66,750	44,500	44,500
Exceptional compensation	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)
Attendance compensation (1)	- (1)	- (1)	25,583	58,000	N/A (3)	N/A (3)
Welcome bonuses or payments for termination of service	N/A (3)	N/A (3)	Yes (4)	Yes (4)	N/A (3)	N/A (3)
Supplemental retirement plan	N/A (3)	N/A (3)	Yes (5)	Yes (5)	Yes (5)	Yes (5)
Benefits in kind (including deferred compensation "Article 82": Paid into a life insurance plan (50%))	3,749	3,749	73,352	73,352	55,206	55,206
Total(6)	460,420	1,066,925	1,450,155	865,602	1,062,633	1,053,226

(1)   Stéphane Richard and Christel Heydemann waived their entitlement to "attendance compensation" in their capacities as executive Corporate Officers. Christel Heydemann was allocated "attendance compensation" for her role as Company Director until she was appointed Orange’s Chief Executive Officer.

(2)   As part of the defined-contribution retirement plan ("Article 82" plan), Christel Heydemann and Ramon Fernandez, since April 4, 2022, benefit from of a cash sum, since enrollment in the plan gives rise to immediate taxation. This cash sum represents 50% of the contribution which is calculated on the basis of 20% of the fixed plus variable compensation. Stéphane Richard does not benefit from a supplemental retirement plan (Article 82).

(3)   Not applicable.

(4)   For welcome bonuses or payments for termination of service, see Section 5.4.1.3 of the Company’s 2022 Universal Registration Document.

(5)   For the supplemental retirement plan, see Section 5.4.1.3 of the Company’s 2022 Universal Registration Document.

(6)   For the allocation of stock options, performance shares or any components of long-term compensation, see Section 5.4.1.2 of the Company’s 2022 Universal Registration Document.

A detailed presentation of the compensation of Executive Corporate Officers is shown in Section 5.4.1.2 Amount of compensation paid or allocated to Executive Corporate Officers for 2022, and Section 5.4.1.3 Compensation policy for executive and non-executive Corporate Officers for 2023, of the Company’s 2022 Universal Registration Document.

Sixteenth to eighteenth resolutions

Approval of the compensation policy for Directors and Officers

Pursuant to Article L. 22-10-8 of the French Commercial Code, shareholders are required to approve in a Shareholders’ Meeting the compensation policy for all Directors and Officers for the fiscal year 2023.

The Board of Directors, which met at the end of the Shareholders’ Meeting of May 19, 2022, noted that the approval vote in favor of the so-called "ex-ante" compensation policy was lower than usual and therefore decided to present to the 2023 Shareholders’ Meeting individual resolutions on the compensation policy for the Corporate Officers (executive and non-executive).

The purpose of the sixteenth and seventeenth resolutions is to ask shareholders to vote on the compensation policy for the Chairman of the Board of Directors (sixteenth resolution) and the Chief Executive Officer (seventeenth resolution).

The purpose of the eighteenth resolution is to ask shareholders to vote on the compensation policy for Directors.

Details of this policy are shown in the Report on Corporate Governance drawn up by your Board of Directors and in particular in Sections 5.4.1.3 Compensation policy for executive and non-executive Corporate Officers for 2023 and Section 5.4.2.2 Directors’ compensation policy of the Company’s 2022 Universal Registration Document.

Nineteenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors asks that you authorize it to buy back Company shares within the limit of a number of shares representing 10% of the capital and at the maximum price of 24 euros per share (this price may be adjusted in the event of capital transactions). The maximum amount of funds allocated to the share Buyback program is therefore set at 6,384,135,837.60 euros.

This authorization would be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except during a public tender offer period relating to the Company’s shares.

The purpose of the Buyback program would be to (i) enable the Company to fulfill obligations related to securities giving access to the capital or to stock option programs or any other type of share allocation to employees (in particular, free share awards or employee shareholding plans), (ii) ensure the liquidity of Orange shares pursuant to a liquidity contract with an investment services provider in compliance with French Financial Markets Authority (Autorité des marchés financiers - AMF) Decision no. 2021-01 of June 22, 2021, (iii) retain shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital, and (v) to carry out any market practice that may be authorized by the French Financial Markets Authority and, more generally, perform any other transaction in accordance with the laws and regulations in force.

The Board of Directors will have full powers to implement this delegation and set its terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2022 (fifteenth resolution).

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This authorization was used to purchase and sell treasury shares to honor obligations related to the share allocation programs for employees and in the context of the liquidity contract with the independent investment service provider (ISP) (Rothschild). That contract was revised in February 2019 following changes to the regulations governing liquidity contracts (see Section 6.1.4 Treasury shares - Share Buyback program of the Company’s 2022 Universal Registration Document).

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares vested to the various objectives pursued.

Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Financial authorizations

(twentieth to twenty-sixth resolutions and twenty-eighth to thirtieth resolution resolutions)

Shareholders are asked to grant the Board of Directors the authority to choose, at any time, the most appropriate financial instrument for the Company’s development from within a broad range of securities conferring access in particular to Company shares, with or without preferential subscription rights, taking into account the situation in the financial markets at the time:

(i)    blanket authorizations (twentieth to twenty-fifth resolutions) for a period of 26 months each, which is the maximum allowed under the French Commercial Code, and limited in total (by virtue of the twenty-sixth resolution) to a nominal amount of 3 billion euros, to issue via separate resolutions and with or without preferential subscription rights, shares and securities conferring access, immediately or in the future, to Company shares;

(ii)   supplementary delegation of authority (twenty-ninth resolution) for the same 26-month period, to increase the capital by capitalization of reserves, profits or premiums, up to a maximum nominal amount of 2 billion euros, independent of the cap set under the blanket authorization;

(iii)  supplementary delegation of authority (twenty-eighth resolution) for a period of 18 months to increase the capital to the benefit of members of company savings plans set up within the Group, up to a maximum nominal amount of 200 million euros.

The sums proposed are nominal amounts, the par value of the Orange share being four euros.

With regard to the results of voting at previous Shareholders’ Meetings (2017, 2019 and 2021) which resulted in the rejection of financial authorizations usable during public tender offer periods, the Board of Directors resolved to present to the 2023 Shareholders’ Meeting only financial authorizations that can be used outside of public tender offer periods involving the Company’s securities.

The Shareholders’ Meeting of May 19, 2022 authorized your Board of Directors, for a period of 18 months, to cancel some or all of the Orange shares acquired under the share Buyback program set up by your Company, and, in consequence, to reduce the share capital (twentieth resolution of the Shareholders’ Meeting of May 19, 2022). As this delegation of authority expires on November 18, 2023, your Board of Directors asks that you terminate it, with immediate effect from the date of the Shareholders’ Meeting, and renew it for another 18-month period (thirtieth resolution).

All of these delegations of authority will allow the Board of Directors to quickly and flexibly raise the financial resources needed to expand your Company, if deemed necessary, through the financial markets.

These delegations of authority give the Board of Directors the powers required for their execution (recording of their completion, amending of the Bylaws, carrying out other formalities, etc.), with the option to delegate such powers to the Chief Executive Officer, as required by law.

Lastly, the attached summary table shows the transactions carried out during the 2022 fiscal year under delegations of authority.

Twentieth resolution

The twentieth resolution is a delegation of authority to the Board of Directors to issue Company shares and complex securities, with shareholders’ preferential subscription rights, usable only outside of public tender offer periods.

The shareholders are asked, using the legal mechanism of the blanket delegation of authority, to grant the Board of Directors a delegation of authority for a period of 26 months to resolve to issue, with shareholders’ preferential subscription rights:

(i)    Company shares;

(ii)   equity securities conferring access to other equity securities or conferring the right to the allotment of Company debt securities;

(iii)  securities conferring access to equity securities to be issued;

(iv)  securities conferring access to equity securities to be issued by a Subsidiary of the Company; and

(v)   equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company directly or indirectly owns rights in the capital.

The maximum nominal amount in capital increase is set at 2 billion euros, it being specified that any issue on the basis of this resolution shall be taken into account for the application of the overall limit of 3 billion euros (twenty-sixth resolution).

Twenty-first and twenty-second resolutions

The twenty-first and twenty-second resolutions are delegations of authority to the Board of Directors to issue Company shares and complex securities, with waiver of shareholders’ preferential subscription rights, usable only outside of public tender offer periods.

The Shareholders’ Meeting is asked, using the legal mechanism of the blanket delegation of authority, to grant the Board of Directors a delegation of authority for a period of 26 months to resolve to issue by means of a public tender offer (twenty-first resolution) and/or by an offering to qualified investors or a limited circle of investors within the meaning of the French Monetary and Financial Code, generally called a "private placement" (twenty-second resolution), with waiver of shareholders’ preferential subscription rights, (i) Company shares, (ii) equity securities conferring access to other equity securities or entitlement to the allocation of Company debt securities, (iii) securities conferring access to equity securities to be issued, (iv) securities conferring access to equity securities to be issued by a Subsidiary of the Company, or (v) equity securities conferring access to existing equity securities or entitlement to the allocation of debt securities of an entity in which the Company holds, directly or indirectly, rights in the capital. The maximum nominal amount in capital increase is set at 1 billion euros, it being specified that any issue on the basis of this resolution shall be taken into account for the application of the overall limit of 3 billion euros (twenty-sixth resolution).

Furthermore, with regard to the twenty-second resolution, any capital increases made on the basis of that resolution would be deducted from the cap mentioned in the twenty-first resolution (1 billion euros), which is approximately 9% of the capital, when the law allows a maximum of 20% of the capital.

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The Board of Directors would set the issue price of the securities and, where applicable, the terms and conditions of the consideration for debt securities, in the best interests of the Company and its shareholders, it shall take into account the nature of the securities issued, trends in the stock markets and the Orange Share market, the interest rates applied if the issued securities comprise debt securities, and, more generally, all characteristics of the securities issued.

Under these delegations of authority, the issue price would be at least equal to the minimum amount provided for by the laws and regulations prevailing at the time the delegation is used, after that amount is corrected, if necessary, to reflect the difference in the dividend bearing date of the shares of the Company or Subsidiary concerned.

Under current regulations and with regard to the requested authorizations, the issue price of new shares issued as part of a public tender offer (twenty-first resolution) or offering to qualified investors or a restricted circle of investors (twenty-second resolution), may not be less than the weighted average of the prices for the last three trading sessions preceding the start, and may be reduced by a maximum discount of 10%.

In addition, to counterbalance the cancellation of the preferential subscription right, the Board of Directors may also institute a priority right for shareholders.

Lastly, the twenty-first and twenty-second resolutions would exclude any issue of preference shares and securities conferring access immediately or in future to preference shares.

Twenty-third resolution

Authorization for the Board of Directors to increase the number of securities to be issued in the event of an issue of securities

The purpose of this resolution, commonly known as the "greenshoe" resolution, is to authorize the Board of Directors, in the event of a capital increase with or without shareholders’ preferential subscription rights, to increase the number of securities to be issued in the event of oversubscription, in accordance with the law and subject to compliance with the cap provided for in the resolution pursuant to which the issue is decided upon.

This resolution may only be used in the event of issues decided upon pursuant to the twentieth to twenty-second resolutions.

This arrangement, which is governed by law, would give the Board of Directors the option to carry out additional capital increases on the same terms as the initial issue. It means that the size of an issue can be increased in the event of excess demand (overallotment) from shareholders, the public or specific investors, as the case may be.

Under current regulations, (i) this delegation of authority must be implemented no later than 30 days after the close of the subscription period for the initial issue, and (ii) the additional capital increase must be limited to 15% of the initial issue and have the same issue price as that of the initial issue.

Twenty-fourth resolution

The twenty-fourth resolution is a delegation of authority to the Board of Directors to issue Company shares and complex securities, with waiver of shareholders’ preferential subscription rights, in the event of a public tender offer initiated by the Company, usable only outside of public tender offer periods.

The purpose of this resolution is to allow the Company, to issue, without preferential subscription rights, Orange shares - or securities conferring access to Orange shares - to be used for any public exchange offers that the Company initiated by the Company in France or abroad on another company.

These shares or securities would be used, by way of exchange, to compensate shareholders who have tendered the securities of a company that is the subject of a Company-initiated public exchange offer, regardless of the form of the exchange mechanism, whether principal or secondary.

However, in order for the provisions of the French Commercial Code to apply, which derogates from the formalities required for an in-kind contribution. the securities to which the offer pertains must be admitted to trading on a regulated market of a country - such as France - that is party to the European Economic Area Agreement or a member of the OECD.

The Board of Directors would have to determine, at the time of any offer, the nature and characteristics of the shares or securities to be issued. The amount of the capital increase would depend on the outcome of the offer and the number of securities presented for exchange, taking into account the exchange ratios decided on and the shares or securities issued.

This delegation of authority would be given for a nominal amount of 1 billion euros, which would be deducted from the cap authorized by the twenty-first resolution. This cap does not take into account the nominal amount of Company shares that would have to be issued to protect, in accordance with the law, the rights of the holders of securities conferring access to the Company’s shares. This delegation of authority would be granted for the same 26-month period, starting from the date of the Shareholders’ Meeting.

The procedures for applying the twenty-second resolution would apply to issues carried out on the basis of this twenty-fourth resolution, with the exception of those relating to the issue price of shares and securities conferring access to shares, and to the priority right of shareholders.

Twenty-fifth resolution

The twenty-fifth resolution is a delegation of powers to the Board of Directors to issue Company shares and complex securities, with waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company, usable only outside of public tender offer periods.

The purpose of this resolution is to delegate to the Board of Directors, for a period of 26 months, the powers necessary to carry out a capital increase, without preferential subscription rights, as consideration for contributions in kind granted to the Company and comprising equity securities or securities conferring access to capital.

This delegation of authority would be given for a nominal amount of 1 billion euros which would be deducted from the cap authorized by the twenty-first and twenty-sixth resolutions (per the twenty-fourth resolution). In any event, this amount is lower than the legal cap of 10% of share capital (as it exists on the date of the Shareholders’ Meeting) which, based on the share capital at December 31, 2022, amounts to 1,064,022,639 euros in nominal terms.

It would give the Board of Directors the necessary powers to issue shares or securities conferring access to existing shares or shares to be issued by the Company as compensation for in-kind contributions when Article L. 22-10-54 of the French Commercial Code is not applicable (public exchange offer, see the twenty-fifth resolution).

Shareholders’ preferential subscription rights to shares and securities thus issued would be waived in favor of holders of equity securities or securities used as contributions in kind.

This delegation of authority also entails the shareholders’ waiver of their preferential rights to subscribe for shares to which any issued shares and securities may entitle them.

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In the event the twenty-fifth resolution is implemented, the Board of Directors would approve the Valuation Auditors’ report under the same conditions as if the Shareholders’ Meeting had granted such approval. This means that the Board alone could approve the valuation of in-kind contributions and the granting of any special benefits, and record the capital increase. It could also reduce the valuation of the contributions or the consideration for special benefits, if the tenderers so agreed.

Twenty-sixth resolution

Overall limit of authorizations

The maximum nominal amount of any immediate and/or future capital increases that may be carried out pursuant to the twentieth to twenty-fifth resolutions is set at 3 billion euros in nominal terms.

Twenty-seventh resolution

Authorization granted to the Board of Directors to award free shares of the Company to Executive Corporate Officers and certain Orange group employees and involving the waiver of shareholders’ preferential subscription rights

You are once again asked this year to authorize the allocation of free Orange shares in the form of performance shares to Executive Corporate Officers and certain employees of the Company or companies or groups affiliated with the Company (subsidiaries and shareholdings). This scheme is intended to offer Orange group Senior Management comparable schemes to those offered to managers holding comparable positions in other major groups.

Awards of this nature would fall within the framework of the long-term incentive plan (LTIP) for the 2023-2025 period. This LTIP, other than the Executive Corporate Officers of the Company and members of the Executive Committee who are not Executive Corporate Officers, may be extended to certain employees of Orange or its subsidiaries who perform key functions within the Group, subject to the same performance conditions but in the proportions to be decided by the Board of Directors following the Shareholders’ Meeting of May 23, 2023 and within the limit of the overall amount approved by that meeting. These terms and conditions are described in the Report on Compensation and Benefits of Corporate Officers drawn up by your Board (see Section 5.4.1.3 Compensation policy for executive and non-executive Corporate Officers for 2023).

The characteristics of this allocation have been reviewed and approved by your Board on the basis of the GCSERC’s recommendations:

−    the number of shares granted is limited to 0.08% of the share capital including the shares awarded to Executive Corporate Officers of the Company, it being specified that the total number of the latter shares would be capped at 100,000;

−    they will either be existing shares or newly issued shares;

−    the duration of the authorization is limited to 12 months. The Board of Directors’ aim is to award the free shares soon after the Shareholders’ Meeting in order to allow an assessment of the performance conditions over the 2023-2025 period.

This authorization is subject to performance conditions related to:

−    the amount of organic cash flow (for 40% of the final vesting amount);

−    the relative change in the Total Shareholder Return (TSR) (for 30% of the final vesting amount); and

−    CSR criteria (for 30% of the final vesting amount), which relates to CO2 emission reductions compared with 2015 (reduction targeted for this indicator) (20% of the final vesting amount) and to the increase in the proportion of women in the Group’s management networks (increase targeted for this indicator) (10% of the final vesting amount) (see below).

The achievement of the organic cash flow target will be assessed on a multi-year basis over the entire 2023-2025 period, its achievement will be measured in relation to the organic cash flow target established for that period to the budget. This criterion will be verified by applying a graduated system where achieving or exceeding this organic cash flow target over the period will result in 100% of the final vesting amount for this criterion.

The relative change in the Orange Total Shareholder Return (TSR) will be assessed in comparison with the change in the telecommunication sector’s TSR. The change in the Orange TSR will be calculated by comparing the average Orange Share price between September 1, 2022 and December 31, 2022 (i.e. 9.61 euros) with the average Orange Share price between September 1, 2025 and December 31, 2025. The change in the telecommunication sector’s TSR will be calculated according to the same methodology using the Stoxx Europe 600 Telecommunications index or any other index replacing it as a benchmark. This criterion will then be verified according to the hit-or-miss principle.

The CO2 emission reduction criterion (Scopes 1 & 2) compared with 2015, as established under the GHG (Greenhouse Gas) Protocol covering greenhouse gases within the Kyoto Protocol, is measured at Group level. It allows the Group’s progress to be measured against the commitment made in its strategic plan to reduce its CO2 emissions by 30% compared with 2015 (Scopes 1 & 2). This commitment is set out on an annual basis in the environmental roadmaps developed by the CSR, Diversity and Solidarity Department with each Group entity, which are themselves an integral part of the budget process and the Company’s strategic plan. This criterion will be assessed according to the hit-or-miss principle.

The calculation is based on the aggregation of the energy consumption of each country in the Group’s scope of consolidation, which is then translated into CO2 emissions, to which the IEA (International Energy Agency) conversion factors are applied for electricity consumption and those of the GHG Protocol for fuels (gas, fuel oil, coal, gasoline, diesel and LPG). Energy consumption from renewable sources (produced by Orange or from consumption contracts with a Guarantee of Origin certificate from their suppliers) is subtracted from this calculation. The level of emissions used as a reference for 2015 is 1,451,012 metric tons of CO2.

The criterion of increasing the proportion of women in the Group’s management networks will be established using the proportion of women who occupy identified key positions and who are part of the "Leaders" and "Executives" management networks. An annual target to be achieved by 2025 is set in accordance with the global agreement on equality in the workplace signed on July 17, 2019 with the UNI global union (international trade union federation) for a proportion of 35% women in management networks, in line with the proportion of women in the Group’s workforce, which stood at 36.1% at the end of 2022. This criterion reflects Orange’s firm intention to manage and prioritize this change. It necessitates specific efforts by the Group in terms of support and training, including technical training, for the Company’s female employees, both in France and abroad, and confirms the positioning of diversity and gender balance as levers for value creation. The proportion of women in the Group’s management networks was 33,1% by the end of 2022.

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The vesting of shares (delivery of these shares to beneficiaries) cannot occur before the vesting date, set at March 31, 2026, and under any circumstance may not be less than two years, with no mandatory minimum lock-up period for beneficiaries. However, the Company’s Executive Corporate Officer beneficiaries must hold at least 50% of the shares they receive until the end of their terms of office.

Twenty-eighth resolution

Delegation of authority to the Board of Directors to issue shares or complex securities reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights

The purpose of this resolution is to permit the issue of shares or securities giving access to shares of the Company, to be subscribed in cash, in favor of members of the Orange group company savings plan. Where applicable, in the event of such an issue, shares or securities giving access to shares of the Company could be allocated free of charge, to replace all or part of the discount provided for hereinafter and/or the employer’s contributions.

The nominal amount of an immediate or future capital increase of the Company, resulting from all issues carried out pursuant to this delegation, would be set at 200 million euros, without taking into account the nominal value of the shares to be issued, to preserve, in accordance with the law, the rights of the holders of the securities giving access to the shares.

The subscription price of the new shares would be equal to the average quoted share price during the 20 trading days preceding the day of the decision establishing the opening date of subscription, reduced by the maximum discount provided for by law on the day the Board of Directors makes its decision, it being specified that the Board of Directors could reduce this discount if it deems this appropriate, particularly in the event of a securities offering on the international and/or foreign market in order to meet, in particular, the requirements of applicable local laws.

Shareholders’ preferential subscription rights to shares thus issued would be waived in favor of the members of the Orange group company savings plan.

The term of this delegation would be 18 months.

At December 31, 2022, Group employees held, via the mutual funds of the Group savings plan, 7.08% of the capital and 10.70% of the voting rights. At December 31, 2022, some employees also held Orange registered shares resulting from previous transactions (in particular the free share award plan), representing 0.56% of the capital and 0.85% of the voting rights.

Twenty-ninth resolution

Delegation of authority to the Board of Directors to increase the capital of the Company by capitalization of reserves, profits or premiums

The purpose of this resolution is to increase capital by capitalization of reserves, profits or premiums. The law requires approval by the Shareholders’ Meeting, voting under the quorum and majority conditions required for ordinary shareholders’ meetings. Accordingly, it is the subject of a special resolution.

The purpose of this delegation of authority is to allow the Board of Directors, if it deems necessary, to increase the share capital by capitalization of reserves or premiums, either by creating new shares or by increasing the share’s par value (currently four euros per share).

Orange SA has share premiums totaling 15.8 billion euros.

The delegation of authority, which would also be granted for a period of 26 months, would allow the Board to resolve, on one or more occasions, to increase capital up to a maximum nominal amount of 2 billion euros, it being specified, in particular, that this cap is set independently of the caps on capital increases resulting from the issue of shares or securities authorized by the twentieth to twenty-fifth resolutions.

Thirtieth resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you authorize, for a period of 18 months from the date of the Shareholders’ Meeting, the cancellation of all or part of the Orange shares that may have been acquired, whether under the share Buyback program authorized under the nineteenth resolution, or under share Buyback programs prior or subsequent to the Shareholders’ Meeting, and consequently, to reduce the capital.

By law, the total shares canceled per 24-month period may not exceed 10% of the Company’s capital.

Thirty-first resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law with respect to the Shareholders’ Meeting.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, having reviewed the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

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The table below summarizes the caps of all authorizations to be put to the vote of the shareholders.

Type of authorization	Resolution	Cap (in euros)	Overall limit 26th resolution (26-month period)	Duration	Expiration date
Allotment of performance shares to Executive Corporate Officers, Executive Committee members and other senior managers (LTIP)	27th resolution	0.08% of the capital		12 months	05/22/2024
Issue of shares with preferential subscription rights outside of a public tender offer period	20th resolution	2 billion	3 billion	26 months	07/22/2025
Issue of shares by public tender offer with waiver of preferential subscription right outside of a public tender offer period	21st resolution	1 billion		26 months	07/22/2025
Issue of shares by means of an offering to qualified investors or a limited circle of investors with waiver of preferential subscription rights (1) outside of a public tender offer period	22nd resolution	1 billion		26 months	07/22/2025
Increase in the number of securities to be issued in the case of a capital increase with or without preferential subscription rights	23rd resolution	15% of the initial offering		26 months	07/22/2025
Issue of shares in the event of a Company-initiated public exchange offer (1) except in the event of a public tender offer	24th resolution	1 billion		26 months	07/22/2025
Issue of shares as consideration for in-kind contributions granted to the Company (1) outside of a public tender offer period	25th resolution	1 billion or 10% of the capital		26 months	07/22/2025
Capital increase by capitalization of reserves, profits or premiums	29th resolution	2 billion		26 months	07/22/2025
Capital increase reserved for members of a savings plan	28th resolution	200 million		18 months	11/22/2024
Reduction in share capital by cancellation of shares	30th resolution	10% of the capital (1,064,022,639 euros based on the share capital at December 31, 2022)		18 months	11/22/2024

(1)   Authorization where the nominal amount of any capital increase is deducted from the 1-billion-euro cap set in the twenty-first resolution.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it will draw up an additional report or, if such an additional report is not required, will inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

In addition, when securities are issued pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

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Appendix

Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors - Fiscal year 2022

With the exception of the treasury share Buyback program specifically mentioned in the Universal Registration Document containing the Management Report, in accordance with paragraph 2 of Article L. 225-211 of the French Commercial Code, the table below summarizes, with respect to the 2022 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations of authority granted in respect of capital increases as required under paragraph 3 of Article L. 225-37-4, of the French Commercial Code.

Delegations granted by the Shareholders’ Meeting	Date of the Shareholders’ Meeting granting the delegation	Term of the delegation and expiration date	Total amount of the delegation (in euros)	Use made of the delegation during the fiscal year (in euros)	Balance (in euros)
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with shareholders’ preferential subscription rights. (nineteenth resolution)	05/18/2021	26 months 07/17/2023	2 billion [1]	-	2 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights. (twenty-first resolution)	05/18/2021	26 months 07/17/2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as part of an offer provided for in Article L. 411-2, paragraph 1, of the French Monetary and Financial Code. (twenty-third resolution)	05/18/2021	26 months July 17, 2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, in the event of a Company-initiated public exchange offer. (twenty-sixth resolution)	05/18/2021	26 months July 17, 2023	1 billion (1)	-	1 billion
Delegation of authority to the Board of Directors to issue, outside of a public tender offer period, Company shares and complex securities, with the waiver of shareholders’ preferential subscription rights, as consideration for contributions in kind granted to the Company and comprising equity securities or securities giving access to the Company’s capital. (twenty-eighth resolution)	05/18/2021	26 months 07/17/2023	1 billion within the limit of 10% of the capital (1)	-	1 billion within the limit of 10% of the capital (1) 1,064,022,639
Delegation of authority to the Board of Directors to increase the capital of the Company by capitalization of reserves, profits or premiums. (thirty-third resolution)	05/18/2021	26 months 07/17/2023	2 billion	-	2 billion
Authorization given to the Board of Directors to allocate free shares of the Company to Corporate Officers and certain employees. (eighteenth resolution)	05/19/2022	12 months 05/18/2023	0.07% of the capital	0.068% of the capital	0.002% of the capital
Delegation of authority to the Board of Directors to carry out capital increases reserved for members of savings plans and involving the waiver of shareholders’ preferential subscription rights. (nineteenth resolution)	05/19/2022	18 months 11/18/2023	200 million	-	200 million
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (twentieth resolution)	05/19/2022	18 months 11/18/2023	10% of the capital per 24-month period	-	10% of the capital per 24-month period

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Within the overall limit of 3 billion euros (thirtieth resolution) of the maximum nominal amount of the Company’s capital increases which may be made pursuant to the delegations granted by the nineteenth to twenty-ninth resolutions of the Shareholders’ Meeting of May 18, 2021.

6.7     Statutory Auditors’ Reports on resolutions and related party agreements

Statutory Auditors’ Report on regulated agreements

Shareholders’ Meeting held to approve the financial statements for the year ended December 31, 2022

This is a free translation into English of the Statutory Auditors’ special report on regulated agreements that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Annual General Meeting of Orange S.A.,

In our capacity as Statutory Auditors of Orange S.A. (the "Company"), we hereby report to you on regulated agreements.

The terms of our engagement require us to communicate to you, on the basis of information provided to us, the principal terms and conditions of those agreements brought to our attention or which we may have discovered during the course of our audit, without expressing an opinion on their usefulness and appropriateness or identifying such other agreements, if any. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (Code de commerce), to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Our role is also to provide you with the information stipulated in Article R. 225-31 of the French Commercial Code relating to the implementation during the past year of agreements previously approved by the Shareholders’ Meeting, if any.

We conducted the procedures we deemed necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. These procedures consisted in agreeing the information provided to us with the relevant source documents.

Agreements submitted to the approval of the Shareholders’ Meeting

Agreements authorized and concluded during the year

We inform you that we have not been advised of any agreements entered into or authorised in the year ended December 31, 2022 that would require Shareholders’ meeting approval, under the terms of article L. 225-38 of the French Commercial Code.

Agreements already approved by the Shareholders’ Meeting

We inform you that we have not been advised of any agreements which were already approved by the Shareholders’ meetings in previous years, and which were applicable during the year.

Paris-La Défense, March 3, 2022

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

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Statutory Auditors’ report on the issue of shares and marketable securities with retention and/or waiver of preferential subscription rights

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Annual General Meeting dated May 23, 2023 - 20th, 21st, 22nd, 23rd, 24th, 25th and 26th resolutions

To the Annual General Meeting of Orange,

In our capacity as Statutory Auditors of your Company (the "Company") and in accordance with the procedures provided for in Articles L. 228-92 and L. 225-135 et seq. as well as Article L. 22-10-52 of the French Commercial Code (Code de commerce), we hereby report to you on the proposed delegations to the Board of Directors for the various issues of shares and/or marketable securities, transactions on which you are asked to vote.

Based on its report, the Board of Directors proposes that you:

−    delegate to it, with the option to sub-delegate, for a period of 26 months starting from the date of this Shareholders’ Meeting, the authority to decide the following transactions and set the final terms and conditions of these issues and proposes, where appropriate, to cancel your preferential subscription rights, it being specified that these delegations may be used only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting:

-     the issue, with retention of preferential subscription rights (20th resolution) of (i) Company shares, (ii) securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities, (iii) securities conferring access to equity securities to be issued of the Company, (iv) securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary") and (v) securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital,

-     the issue, with waiver of preferential subscription rights, via a public offering other those referred to in Article L. 411-2 of the French Monetary and Financial Code (Code monétaire et financier) (21st resolution) of (i) Company shares, (ii) securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities, (iii) securities conferring access to equity securities to be issued of the Company (iv) securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary") and (v) securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital,

-     the issue, with waiver of preferential subscription rights, via a public offering referred to in Article L. 4112 1° of the French Monetary and Financial Code (Code monétaire et financier) and up to a maximum of 20% of the share capital per year (22nd resolution) of (i) Company shares (ii) securities that are equity securities conferring access to other equity securities or conferring the right to the allotment of the Company’s debt securities, (iii) securities conferring access to equity securities to be issued of the Company, (iv) securities conferring access to equity securities to be issued by a company in which the Company directly or indirectly owns more than half the capital (the "Subsidiary") and (v) securities that are equity securities conferring access to existing equity securities or conferring the right to the allotment of debt securities of an entity in which the Company either directly or indirectly owns rights in the capital,

-     the issue, in the event of a public exchange offer initiated by the Company (24th resolution), of (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued, as consideration for securities tendered to a public exchange offer initiated by the Company for the securities of another company whose shares are admitted to trading on any one of the regulated markets referred to in Article L. 22-10-54 of the French Commercial Code (Code de commerce);

−    delegate it, for a period of 26 months from the date of this Shareholders’ Meeting, the necessary authority to issue (i) Company shares or (ii) securities in the form of equity securities giving access to existing Company shares or to the allocation of debt securities of the Company or (iii) securities giving access to Company shares to be issued in consideration for contributions-in-kind transferred to the Company and comprised of equity securities or marketable securities granting access to share capital (25th resolution), within the limit of 10% of share capital, being specified that these delegations may be used only outside of a public tender offer period for the Company’s securities, unless specifically authorized by the Shareholders’ Meeting.

The overall par value amount of share capital increases that may be carried out, immediately or in the future, pursuant to the 20th, 21st, 22nd, 23rd, 24th and 25th resolutions, may not, according to the 26th resolution, exceed €3 billion, it being specified that the total par value amount of share capital increases that may be carried out, immediately or in the future, may not exceed:

−    €2 billion under the 20th resolution;

−    €1 billion under each of the 21st, 22nd, 24th and 25th resolutions.

These limits take into account the additional number of new securities to be issued in the context of the implementation of the delegations stipulated in the 20th, 21st and 22nd resolutions, under the terms and conditions of Article L. 225-135-1 of the French Commercial Code, should you adopt the 23rd resolution.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113 et seq. of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the financial statements, on the proposed cancellation of preferential subscription rights and on certain other information concerning these transactions, contained in this report.

We conducted the procedures we deemed necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this engagement. These procedures consisted in verifying the content of the Board of Directors’ report in respect of these transactions and the methods used to determine the issue price of the equity securities to be issued.

Subject to the subsequent review of the terms and conditions of the issues that may be decided, we have no comments on the methods used to determine the issue price of the equity securities to be issued, as presented in the Board of Directors’ report, pursuant to the 21st and 22nd resolutions.

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In addition, as this report does not specify the methods used to determine the issue price for the equity securities to be issued in connection with the implementation of the 20th, 24th and 25th resolutions, we cannot express an opinion on the components used to calculate the issue price.

As the final terms and conditions under which the issues would be performed have not been set, we do not express an opinion thereon and, as such, on the proposed cancellation of preferential subscription rights on which you are asked to vote in the 21st and 22nd resolutions.

In accordance with Article R. 225-116 of the French Commercial Code, we will prepare an additional report, where applicable, when these delegations are used by your Board of Directors in the event of issues of marketable securities which are equity securities granting access to other equity securities or to the allocation of debt securities of the Company, in the event of issues of marketable securities granting access to equity securities to be issued, and in the event of issues of shares with cancellation of preferential subscription rights.

Paris-La Défense, March 27th, 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Statutory Auditors’ Report on the authorization of free allocation of existing shares or shares to be issued

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Annual General Meeting dated May 23, 2023 - 27th resolution

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed free allocation of the Company’s existing shares or shares to be issued, subject to fulfillment of performance conditions, reserved for Executive Corporate Officers (within the meaning of Article L. 225-197-1 Part II of the French Commercial Code) and certain employees of the Company or companies or groups affiliated with the Company within the meaning of Article L. 225-197-2 of the French Commercial Code, an operation upon which you are called to vote.

The total number of shares awarded as free shares pursuant to this resolution shall not represent more than 0.08% of the capital of the Company on the date of this Shareholders’ Meeting, it being stated that the total number of shares awarded as free shares to Executive Corporate Officers of the Company under this resolution shall not exceed 100,000 shares.

Your Board of Directors proposes that, on the basis of its report, it be authorized, for a period of twelve months as of the date of this Shareholders’ Meeting, to allocate existing or future shares.

It is the responsibility of the Board of Directors to prepare a report on the proposed operation. Our role is to report on any matters relating to the information regarding the proposed operation.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted mainly in verifying that the proposed methods described in the Board of Directors’ report comply with the legal provisions governing such operations.

We have no matters to report as to the information provided in the Board of Directors’ report relating to the proposed free allocation of shares.

Paris-La Défense, March 27th, 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

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Statutory Auditors’ report on the issue of shares or marketable securities reserved for members of Company savings scheme

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Annual General Meeting dated May 23, 2023 - 28th resolution

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Articles L. 228 92 and L. 225 135 et seq. of the French Commercial Code (Code de commerce), we hereby report on the proposal to delegate to your Board of Directors the powers to decide whether to proceed with an issue in one or several stages of (i) the Company‘s shares or (ii) securities that are equity securities giving access to existing shares of the Company or to the allocation of debt securities of the Company or (iii) securities giving access to shares to be issued of the Company, with cancellation of preferential subscription rights, reserved for members of the Company savings scheme (and/or members of any other plan for which Article L. 3332 18 of the French Labor Code (Code du travail) allows a reserved capital increase under similar conditions) set up within the Company or within the Group, i.e. the Company and French or foreign entities falling within the consolidation scope of the Company’s financial statements in accordance with Articles L. 3344 1 and L. 3344 2 of the French Labor Code (Code du travail), an operation upon which you are called to vote.

The nominal amount of an immediate or future increase in the Company’s capital resulting from all issuances carried out pursuant to this delegation shall not exceed at 200 million euros.

This issue is submitted for your approval in accordance with Articles L. 225 129 6 of the French Commercial Code (Code de commerce) and L. 3332 18 et seq. of the French Labor Code (Code du travail).

Your Board of Directors proposes that, on the basis of its report, it be delegated for a period of eighteen months the power to decide in one or several stages an issue and to waive your preferential subscription rights to the shares or marketable securities to be issued. If necessary, it will be responsible for determining the final issue conditions for this transaction.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225 113 et seq. of the French Commercial Code (Code de commerce). Our role is to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on other information relating to the issue provided in the report.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying the information provided in the Board of Directors’ report relating to this operation and the methods used to determine the issue price of the capital securities to be issued.

Subject to a subsequent examination of the conditions for the issue that would be decided, we have no matters to report as to the methods used to determine the issue price of the capital securities to be issued provided in the Board of Directors’ report.

As the final conditions for the issue have not yet been determined, we cannot report on these conditions and, consequently, on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225 116 of the French Commercial Code (Code de commerce), we will issue a supplementary report, if necessary, when your Board of Directors has exercised this delegation.

Paris-La Défense, March 27th 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Statutory auditors’ report on the reduction in capital

This is a translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Annual General Meeting dated May 23, 2023 - 30th resolution

To the General Annual Meeting of Orange,

In our capacity as statutory auditors of your Company (the "Company") and in compliance with Article L. 22-10-62 o the French Commercial Code (Code de commerce) in respect of the reduction in capital by the cancellation of repurchased shares, we hereby report on our assessment of the terms and conditions for the proposed reduction in capital.

Your Board of Directors proposes that it be delegated, for a period of eighteen months, all powers to proceed in one or several stages with the cancellation of hares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total share capital, by periods of twenty-four months in compliance with the article mentioned above.

We have performed hose procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures consisted in verifying that the terms and conditions for the proposed reduction in capital, which should not compromise equality among the shareholders, are fair.

We have no matters to report as to the terms and conditions of the proposed reduction in capital.

Paris-La Défense, March 27th, 2023

The statutory auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Orange — 2022 Universal Registration Document - 463Back to contents

Annual General meeting held to approve the financial statements for the year ended December 31, 2022

Statutory auditors’ attestation on the information communicated in accordance with the requirements of Article L. 225-115 4° of the French Commercial Code relating to the total amount of remuneration paid to the highest-paid employees for the year ended December 31, 2022

This is a free translation into English of an attestation issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and construed in accordance with French law and professional standards applicable in France.

To the Annual General Meeting of Orange,

In our capacity as statutory auditors of your Company and in compliance with the requirements of Article L. 225-115 4° of the French Commercial Code (Code de commerce), we have prepared this attestation on the information relating to the total amount of remuneration paid to the highest paid employees for the year ended December 31, 2022, contained in the attached document.

This information was prepared under the Chief Executive Officer’s responsibility. Our role is to attest this information.

In the context of our role as statutory auditors, we have audited the annual financial statements of your company for the year ended December 31, 2022. Our audit was conducted in accordance with professional standards applicable in France and was planned and performed for the purpose of forming an opinion on the annual financial statements taken as a whole and not on any individual component of the accounts used to determine the total amount of remuneration paid to the highest-paid employees. Accordingly, our audit tests and samples were not carried out with this objective, and we do not express any opinion on any components of the accounts taken individually.

We performed those procedures which we considered necessary to comply with the professional guidance issued by the French Institute Statutory Auditors (Compagnie nationale des commissaires aux comptes) for this type of engagement. These procedures, which constitute neither an audit nor a review, consisted in performing the necessary reconciliations between the total amount of remuneration paid to the highest-paid employees and the accounting records and verifying that it is consistent with the data used to prepare the annual financial statements for the year ended December 31, 2022.

On the basis of our work, we have no matters to report on the reconciliation of the total amount of remuneration paid to the highest-paid employees, contained in the attached document and amounting to €9,881,830 with the accounting records used to prepare the annual financial statements for the year ended December 31, 2022.

This attestation shall constitute certification as accurate of the total amount of remuneration paid to the highest-paid employees within the meaning of Article L. 225-115 4°of the French Commercial Code.

This attestation is established to your attention in the context specified in the first paragraph and must not be used, circulated, or quoted for any other purpose.

Paris - La Défense, March 28, 2023

The Statutory Auditors

French original signed by

KPMG S.A.		Deloitte & Associés
Jacques PIERRE	Sébastien HAAS	Christophe PATRIER

Total amount of remuneration paid to the ten highest paid employees

The total amount  [2] of salaries, allowances and various indemnities, fees or benefits in kind, paid to the ten highest paid employees during the year 2022 amounts to 9,881,830 € (nine million eight hundred and eighty-one thousand eight hundred and thirty euros).

Issy-les-Moulineaux, March 27, 2023

The Chief Executive Officer

Christel Heydemann

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[1]     Within the overall limit of 3 billion euros (thirtieth resolution) of the maximum nominal amount of the Company’s capital increases which may be made pursuant to the delegations granted by the nineteenth to twenty-ninth resolutions of the Shareholders’ Meeting of May 18, 2021.

[2]     Excluding Orange performance shares, delivered in April, 2022 which are part of the 2019-2021 Long Term Incentive Plan.

7.       Additional information

7.1 Company identification

7.2 Glossaries

7.2.1 Financial glossary

7.2.2 Glossary of technical terms

7.3 Cross-reference tables

7.3.1 Universal Registration Document (URD)

7.3.2 Annual Financial Report

7.3.3 Management Report of the Board of Directors

7.3.4 Corporate Governance Report of the Board of Directors

7.3.5 Documents sent to shareholders upon request

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7.1     Company identification

Company name: Orange

Place and registration number:

Paris Trade and Companies Register 380 129 866 APE (principal activity) code: 6110Z

Legal Entity Identifier (LEI): 969500MCOONR8990S771

Date of incorporation and term:

Orange SA was incorporated as a French société anonyme (a public limited company under French law) on December 31, 1996 for a 99-year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

Registered office:

111, quai du président Roosevelt, 92130 Issy-les-Moulineaux, France

Telephone: + 33 (0)1 44 44 22 22

Website: www.orange.com

Legal form and applicable legislation:

Orange is governed by French corporate law subject to specific laws governing the Company, notably Law no. 90/568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to Orange as a result of its operations are described in Section 1.7 Regulation of telecommunication activities.

Purpose: "As a trusted partner, Orange gives everyone the keys to a responsible digital world."

The purpose of Orange, included in Article 2 Corporate scope and purpose of the Bylaws, is part of the Lead the future strategic plan, which is guided by exemplary social and environmental accountability. See Chapter 4 Non-financial performance, Section 4.1.1 Listening to stakeholders.

Corporate scope:

The Company’s corporate scope, in France and abroad, specifically pursuant to the French Postal and Electronic Communications Code, is:

−    to provide all electronic communication services in internal and international relations;

−    to carry out activities related to public services and, in particular, to provide, where applicable, a universal telecommunication service and other mandatory services;

−    to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

−    to provide all other services, facilities, handset equipment and electronic communication networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

−    to set up, acquire, rent or manage all real estate or other assets and businesses and to lease, install and operate all structures, businesses, factories and workshops within the corporate scope defined above;

−    to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

−    to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or by any other means;

−    and more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.2     Glossaries

7.2.1      Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including on both permanent contracts and fixed-term contracts.

Change in working capital requirement: the change in working capital requirement is made up of:

−    the change in working capital requirement for operations, which is made up of (i) the change in gross inventories, (ii) the change in gross trade receivables, (iii) the change in trade payables for other goods and services, and (iv) changes in other customer contract assets and liabilities;

−    and the change in working capital requirement excluding operations, which includes changes in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses, equipment and content costs: see External purchases.

Convergent ARPO: average revenues per customer from convergent services (Average Revenues Per Offer, ARPO) for the period is calculated by dividing (i) the revenues from consumer convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent services over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenues per convergent services customer.

Convergent services: see Revenues.

Data on a comparable basis: data with comparable methods, scope and exchange rates are presented for the preceding period (see Section 3.1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the last fiscal year and restating the previous fiscal year in order to present financial data with comparable methods, scope and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the previous fiscal year the methods and the scope of consolidation for the period just ended, as well as the average exchange rates used for the consolidated income statement in the Consolidated Financial Statements for the period just ended. Changes on a comparable basis enable organic business changes to be reflected. Data on a comparable basis is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

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Data on a historical basis: data for past periods as reported in the Consolidated Financial Statements of the current financial period.

EBITDAaL - eCAPEX: EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interests on lease liabilities and interests on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, review of fixed assets, investments and business portfolio, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1.10 to the Consolidated Financial Statements). EBITDAaL is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX": investments in property, plant and equipment and intangible assets excluding telecommunication licenses and financed assets, minus the price of disposal of fixed assets (see Note 1.6 to the Consolidated Financial Statements). eCAPEX is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenues.

External data: data after elimination of internal flows between the scopes considered.

External purchases: external purchases include the following operating expenses, excluding leases falling within the scope of application of IFRS 16 (see Note 5.1 to the Consolidated Financial Statements):

−    commercial expenses, equipment and content costs: cost of handsets and other equipment sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

−    service fees and inter-operator costs: network expenses and interconnection costs;

−    other network expenses and IT expenses: subcontracting expenses for operations and technical maintenance, IT expenses;

−    and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventories, call center subcontracting expenses and other external services, net of capitalized costs of goods and services.

Financial investments: financial investments include (i) acquisitions of equity securities in subsidiaries (net of cash acquired), in associates and joint ventures, and measured at fair value, and (ii) changes in ownership interests with no gain of control.

Fixed-only broadband ARPO: average revenues per fixed-only services customer (Average Revenues Per Offer - ARPO) for the period is calculated by dividing (i) the revenues from fixed-only broadband services sold on a retail basis (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of fixed-only broadband customers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed-only broadband ARPO is expressed in monthly revenues per fixed-only services customer.

Fixed-only services: see Revenues.

Investments in property, plant and equipment and intangible assets: see eCAPEX.

IT & Integration Services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation (see Note 6.1 to the Consolidated Financial Statements).

Mobile-only ARPO: average revenues per mobile-only services customer (Average Revenues Per Offer - ARPO) for the period is calculated by dividing (i) the revenues from mobile-only services sold on a retail basis (excluding Machine to Machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile-only offers (excluding Machine to Machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile-only ARPO is expressed in monthly revenues per mobile-only customer.

Mobile-only services: see Revenues.

Net financial debt: net financial debt as defined and used by Orange does not take into account Mobile Financial Services activities, for which this concept is not relevant. It consists of (i) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), (ii) less cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge items that are not included therein, such as future cash flows. As a consequence, the portion of these unmatured hedging instruments recorded in other comprehensive income is added to gross financial debt to offset this temporary difference (see Note 13.3 to the Consolidated Financial Statements). Net financial debt is a financial indicator not defined by IFRS and may not be comparable to similarly titled indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including on both permanent contracts and fixed-term contracts.

Operating taxes and levies payables: taxes and levies including the CET (contribution économique territoriale - territorial economic contribution) and the IFER (Imposition Forfaitaire sur les Entreprises de Réseaux - flat-rate tax on network enterprises) in France, spectrum fees and levies on telecommunication services (see Note 10.1 to the Consolidated Financial Statements).

Organic cash flow from telecom activities: within the scope of the telecom activities, corresponds to net cash provided by operating activities, minus (i) repayment of lease liabilities and debt related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed asset payables, (iii) excluding telecommunication licenses paid and significant litigation paid (and received) (see Note 1.9 to the Consolidated Financial Statements). Organic cash flow from telecom activities is a financial indicator not defined by IFRS and may not be comparable to similarly named indicators used by other groups (see Section 3.1.5 Financial indicators not defined by IFRS).

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Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

−    other operating income: primarily net banking income (NBI), income related to recovery of trade receivables, site rentals and franchises income, tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, rebilling of network sharing costs, income from litigation, income relating to line damage (see Note 4.2 to the Consolidated Financial Statements);

−    and Other operating expenses: mainly disputes, impairments and losses on trade receivables from telecom activities, cost of bank credit risk, universal service charges, operating foreign exchange gains/losses, and acquisition and integration costs (see Note 5.2 to the Consolidated Financial Statements).

Other operating income: see Other operating income and expenses.

Other revenues: see Revenues.

Retail Services (B2C+B2B) revenues: aggregation of convergent services, mobile-only services, fixed-only services and IT & Integration Services revenues (see these definitions). Retail Services (B2C+B2B) revenues bring together all revenues from a given scope, excluding revenues from wholesale services, equipment sales and other revenues (see these definitions).

Retail services (B2C+B2B): see Retail Services (B2C+B2B) revenues.

Revenues: revenues (see Notes 1.2 and 4.1 to the Consolidated Financial Statements) include:

−    convergent services: revenues from the convergent offers sold on a retail basis to B2C customers, excluding equipment sales (see this definition). A convergent service is defined as the combination of, at least, fixed broadband access (xDSL (sum total Digital Subscriber Line), FTTx (Fiber To The X), cable, fixed 4G) and a mobile voice plan;

−    mobile-only services: revenues from mobile plans (mainly outgoing calls: voice, SMS and data) for retail sales, excluding convergent services and equipment sales (see these definitions);

−    fixed-only services: revenues from fixed-only services sold on a retail basis, excluding convergent services and equipment sales (see these definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which most business solutions and networks are supported by the Enterprise segment). For the Enterprise segment, revenues from fixed-only services include network equipment sales linked to the operation of voice and data services;

−    IT & Integration Services: revenues including unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), app services (Customer Relations management and other app services), security services, video-conferencing services, services related to Machine to Machine activities (offline) and equipment sales related to the above products and services;

−    wholesale services: revenues including (i) mobile services to carriers, including in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and mobile virtual network operators (MVNOs), and (ii) fixed services to other carriers, which include in particular national interconnection, international wholesale services, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

−    equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales related to the supply of IT & Integration Services, and (ii) network equipment sales related to the operation of voice and data services for the Enterprise segment and (iii) equipment sales to external dealers and brokers;

−    and Other revenues: other revenues include equipment sales to external dealers and brokers, revenues from portals, online advertising revenues and transverse activities of the Group and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes considered.

Wages and employee benefit expenses: see Labor expenses.

Wholesale services: see Revenues.

7.2.2      Glossary of technical terms

API (Application Programming Interface): computer programming interface that enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: (Autorité de régulation des communications électroniques, des postes et de la distribution de la presse - French regulatory authority for electronic communications, postal and print media distribution).

Bitstream: wholesale service enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Civil Engineering for Optical Loops and Links: Civil engineering and air-assist offer for Orange’s local loop and for the fiber optic networks. To accelerate the roll-out of new very high-speed broadband networks, Orange has decided to open its facilities (ducts and air-assist) to operators, to allow them to lay their optical cables so that open access fiber optic networks can be rolled out.

Cloud Computing: a concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of "Switched Telephone Networks" (STN) to enable broadband transfers of digital packets.

DSLE (DSL Enterprise): broadband data transport offer in one or more DSL regions. It connects a set of "end" sites to a central site and enables operators to develop Internet/Intranet access offers for their B2B customers.

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DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high-speed broadband (up to 10 Gigabits per second) information transfers over long-distance networks.

Efficient operator: a concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices toward the costs borne. If the actual costs of this operator turn out to be higher than they should be because it is inefficient, the corresponding excess cost is excluded from the price base used to determine prices.

FOL: Fiber Optic Link.

FTTx (Fiber To The X): generic name for different forms of optical connections:

−    FTTH (Fiber To The Home): B2C and Pro-SME offer of a fiber optic link from the operator’s optical connection node (OCN) directly to the subscribers’ home. Ensures very high-speed broadband transmissions compatible with triple play packages and has the following characteristics: shared local loop, asymmetrical speeds (download speed faster than upload speed), which are not guaranteed, limited support and no guaranteed recovery time (GRT);

−    FTTE (Fiber To The Enterprise): B2B offer with dedicated fiber between the pooling point and the business, dedicated business support and GRT;

−    FTTO (Fiber To The Office): B2B offer with higher quality of service and security levels (dedicated fiber from the optical connection node to the business, symmetrical and guaranteed speeds allowing the proper functioning of business applications, GTR ensuring rapid reconnection in the event of an incident).

Full MVNO: an MVNO (mobile virtual mobile operator) that operates its own core network components and its own app platforms, while renting radio capacity to host operators. See MVNO.

Gbit/s or Gigabit per second: one billion bits (109) (BInary digiT - binary-coded (0 or 1) information element used by digital systems) transferred per second on a transmission network.

Go or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (one octet is a computer coding unit consisting of 8 bits).

GPON (Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video over IP (IPTV). XGS-PON is a standard for passive optical networks that supports higher speed (10 Gbits/s) symmetrical data transfer. It is part of the Gigabit-capable PON, or G-PON, family of standards. G-PON stands for Gigabit PON or 1 Gigabit PON. The "X" in "XGS" represents the number ten and the "S" stands for "symmetrical." XGS-PON = 10 Gigabit Symmetrical PON.

GSMA (GSM Association): an association representing nearly 800 mobile telephony operators and manufacturers in 220 countries of the world. The GSMA takes part in the definition and publication of mobile telephony standards.

ICT (Information and Communication Technologies): techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunication.

IMS (IP Multimedia Subsystem): standardized IP-based network architecture and technology providing fixed and mobile voice and multimedia services, including VoIP, VoLTE and VoWifi.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

IP-VPN: see Virtual Private Network (VPN).

IPX: interconnection service ensuring interoperability between the different technologies, thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN: see Integrated Service Digital Network.

LAN (Local Area Network): network enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

LoRaWAN (Long Range Wide-Area Network): telecommunication protocol that allows connected devices to exchange small amounts of data in narrowband, reducing the energy used by the objects.

LTE (Long-Term Evolution): standard developed within 3GPP which produced technical specifications for the fourth-generation mobile network standard (4G). By extension, LTE also refers to so-called fourth generation mobile systems.

LTE-M (LTE for Machines): technology which enables Internet of Things equipment to connect to the 4G network without a gateway.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

MEA (Africa & Middle East): Africa & Middle East region.

Mobile network sharing: Pooling between several operators of all or part of the equipment constituting their mobile networks. There are different types of infrastructure sharing:

−    passive sharing: pooling of passive infrastructure among operators. The partners jointly use the masts, premises or the technical environment (power supply, air conditioning), but each operator rolls out its own active network equipment;

−    active sharing: pooling of active elements (base station equipment, base station controllers, transmission links) among operators, in addition to passive infrastructure sharing.

MPLS (Multi-Protocol Label Switching): data transfer technique which improves network speed and efficiency, allowing routers to transfer information along p-defined paths depending on the level of quality required.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 cm.

NGA: New Generation Access.

NGN (New Generation Network or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach to developing services for customers.

OCN (Optical Connection Node): Concentration point of a fiber optic network where the active equipment is installed from which the operator activates the accesses of its subscribers.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Roaming: the use of a mobile phone service on the network of another operator than the one with which the subscription is taken out. A typical example is the use of a mobile phone abroad from another operator’s network.

Seamless network: a telecommunication service provided by a network operator or a service provider which uses the resources of one or more other operators or suppliers to give users the impression that they are accessing the same network without interruption regardless of where they are.

SCN: Subscriber connection node.

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Scopes 1, 2 and 3 (linked to the greenhouse gas emission scopes):

−    Scope 1: emissions directly related to Orange’s activities (equipment, buildings, etc.);

−    Scope 2: indirect emissions related to Orange’s energy consumption (electricity);

−    Scope 3: other indirect emissions (employee travel, product transport, emissions from Orange customers and suppliers).

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Slicing: or "network slicing," which consists of virtually dividing the 5G network into slices operating independently to provide different levels of mobile network performance according to customer needs.

SS7: see Signaling System 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched telephone network (STN): voice transmission network comprising handsets, subscriber lines, circuits and switches. It is also used to access certain data services.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): a third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

vDSL (Very high bit-rate DSL): a technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

Virtual Private Network (VPN): a set of resources on a public network made exclusively available to a B2B customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): a satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 m and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WiFi (Wireless-Fidelity): a technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

xDSL: see DSL

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7.3     Cross-reference tables

7.3.1      Universal Registration Document (URD)

Headings of Annexes 1 and 2 of Commission Delegated Regulation (EU) 2019/980 of March 14, 2019		URD
		Section	Pages
1.	Persons responsible
1.1	Name and function of the persons responsible for the information		1
1.2	Declaration of the persons responsible		1
1.3	Expert statement or report	N/A
1.4	Information from third parties	N/A
1.5	Declaration without prior approval of the competent authority		1
2.	Statutory Auditors
2.1	Names and addresses	3.5.1	292
2.2	Changes	3.5.1	292
3.	Risk factors	2.1	54-61
4.	Information about the issuer
4.1	Legal and commercial name	7.1	466
4.2	Place, registration number and legal entity identifier (LEI)	7.1	466
4.3	Date of incorporation and length of life	7.1	466
4.4	Registered office, legal form, website and applicable legislation	7.1	466
5.	Business overview
5.1	Principal activities	1.4	18-31
5.2	Principal markets	1.2.2, 1.4	9-10, 18-31
5.3	Important events in the development of the issuer’s business	1.1.3, 1.3	6, 13-17
5.4	Issuer’s strategy and objectives	1.2.3, 3.2.2	10-12, 130
5.5	Dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	1.6.2, 1.7, 2.1.1-2.1.2	37, 38-52, 54-58
5.6	Competitive position	1.4	18-31
5.7	Investments
5.7.1	Material investments made	3.1.2.5.1, 3.1.5.3	99-100, 128
5.7.2	Material investments in progress or for which firm commitments have already been made	3.3 note 16.1	241-243
5.7.3	Significant joint ventures and equity investments	3.3 notes 11, 13.7, 20 3.4.1 note 4.2	211-212, 222-223, 254-255 270-272
5.7.4	Environmental issues that may affect the issuer’s use of its property, plant and equipment	2.1.1, 2.1.4, 4.2	54-57, 59-61, 315-349
6.	Organizational structure
6.1	Brief description of the Group and diagram of the organizational structure	1.1	4-6
6.2	List of significant subsidiaries	3.3 note 20	254-255
7.	Operating and financial review
7.1	Financial condition	3.1	90-129
7.1.1	Analysis of the development and performance of the issuer’s business and of its position	3.1.1-3.1.3	91-118
7.1.2	Likely future development of the issuer’s business and Research & Development activities	1.6	35-38
7.2	Operating results	3.1.2.1-3.1.2.2	93-98
7.2.1	Significant factors materially affecting the issuer’s income from operations	1.3, 3.1.2.1-3.1.2.2	13-17, 93-98
7.2.2	Discussion of the reasons for material changes in net sales or revenues	3.1.1.2, 3.1.2.1.1	92-93, 93-94
8.	Capital resources
8.1	Information concerning the issuer’s capital resources	3.1.4.3, 3.3 note 15, 6.1	124, 234-241, 436-437
8.2	Issuer’s cash flows	3.1.4.1, 3.3	119-122, 131-257
8.3	Borrowing requirements and funding structure	3.1.4.2	122-124
8.4	Restrictions on the use of capital resources	N/A
8.5	Anticipated sources of funds	3.3 note 14.3	228-230
9.	Regulatory environment	1.7	38-52
10.	Trend information
10.1	Most significant recent trends and significant changes in the Group’s financial performance since the end of the last financial period	3.2.1	130
10.2	Trends and uncertainties likely to have a significant influence on outlook	1.2.2, 2.1	9-10, 54-61
11.	Profit forecasts or estimates
11.1	Published profit forecasts or estimates	3.2.2	130
11.2	Principal assumptions	1.2.2, 1.2.3, 1.4	9-10, 10-12, 18-31
11.3	Declaration of comparability with historical financial information and compliance with accounting methods	3.2.2	130
12.	Administrative, management, and supervisory bodies and senior management
12.1	Composition of management and supervisory bodies	5.1	390-405
12.2	Administrative, management and supervisory bodies and senior management conflicts of interest	5.1.4.3	405
13.	Remuneration and benefits
13.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.4.1-5.4.3	418-433
13.2	Total amounts set aside or accrued to provide for pensions, retirement or similar benefits	5.4.1	418-430
14.	Board practices
14.1	Date of expiration of the current terms of office	5.1.1	390-395
14.2	Service contracts providing for benefits upon termination of employment	5.4.1.1	418-420
14.3	Committees of the Board of Directors	5.2.1.6, 5.2.1.8	409-410, 410-414
14.4	Statement of compliance with the Corporate Governance regime applicable in France	5.3	417
14.5	Potential material impacts on the Corporate Governance	N/A
15.	Employees
15.1	Number of employees and breakdown of persons employed	4.3.1	350
15.2	Share ownership and stock options held by members of management and supervisory bodies	5.1.4.2 5.1.4.4	404, 405
15.3	Arrangements for involving the employees in the capital of the issuer	4.3.4	354-355
16.	Major shareholders
16.1	Shareholders holding more than 5% of the capital	6.2.1	437-438
16.2	Existence of different voting rights	6.4.1	439
16.3	Control of the issuer	6.2.2	438
16.4	Arrangements the operation of which may result in a change in control of the issuer	N/A
17.	Related party transactions	3.3 note 12, 3.4.1 note 7	213, 283
18.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
18.1	Historical financial information	3.3, 3.4.1	131-257, 259-289
18.2	Interim and other financial information	N/A
18.3	Auditing of historical annual financial information	3.5.2	292-302
18.4	Pro forma financial information	N/A
18.5	Dividend policy	6.3	438
18.6	Legal and arbitration proceedings	3.3 note 18, 3.4.1 note 6	253-254, 282-283
18.7	Significant change in the issuer’s financial position	3.2.1	130
19.	Additional information
19.1	Share capital
19.1.1	Amount of issued capital and (number of shares)	3.3 note 15, 6.1.1	234-241, 436
19.1.2	Shares not representing capital	N/A
19.1.3	Shares held by the issuer or its subsidiaries	6.1.4	436-437
19.1.4	Convertible or exchangeable securities or securities with warrants	6.1.2	436
19.1.5	Acquisition rights and/or obligations over authorized but unissued capital	N/A
19.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	N/A
19.1.7	History of share capital	6.1.1	436
19.2	Memorandum and Articles of Association
19.2.1	Register and corporate purpose	7.1	466
19.2.2	Rights, preferences and restrictions attached to shares	6.4.1	439
19.2.3	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	N/A
20.	Material contracts	3.3 notes 3.2 and 14.3	164-169, 228-230
21.	Documents available		1

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N/A: not applicable.

7.3.2      Annual Financial Report

The Annual Financial Report required by Article L. 451-1-2 of the French Monetary and Financial Code and Article 222-3 of the AMF General Regulation, and reporting on the items mentioned below, is included in this Universal Registration Document.

Items required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	URD
	Section	Pages
Consolidated financial statements (IFRS)	3.3	131-257
Annual financial statements (French GAAP)	3.4.1	259-289
Management Report	See Cross-reference Table 7.3.3
Declaration by the person responsible		1
Report of the Statutory Auditors on the consolidated financial statements	3.5.2.1	292-297
Report of the Statutory Auditors on the annual financial statements	3.5.2.2	298-302

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7.3.3      Management Report of the Board of Directors

The Management Report of the Board of Directors to the Shareholders’ Meeting, required by Article L. 225-100 of the French Commercial Code and reporting on the items mentioned below is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 15, 2023.

Items required by the French Commercial Code, Monetary and Financial Code, Universal Registration Document, the General Tax Code, and by the General Regulations of the AMF	URD
	Section	Pages
I. Activity
Analysis of the business performance, results and financial position of the Company during the past fiscal year (L. 225-100-1 and L. 232-1 of the French Commercial Code)	3.4.1-3.4.2	259-291
Analysis of the business performance, results and financial position of the Group during the past fiscal year (L. 225-100-1 II and L. 233-26 of the French Commercial Code)	3.1	90-129
Results of subsidiaries and controlled companies by business segment (L. 233-6 of the French Commercial Code)	3.1.3	102-118
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	1.6	35-38
Description of the principal risks and uncertainties (L. 225-100-1 of the French Commercial Code)	2.1	54-61
Information on financial risks related to the effects of climate change and measures taken by the company to reduce them (L. 22-10-35 of the French Commercial Code)	2.1.1, 2.1.4, 2.2.3.2.1, 4.2.4.1	54-57, 59-61,70, 330-331
Group’s policy concerning financial risk management and exposure to price, credit, liquidity and cash risks (L. 225-100-1 of the French Commercial Code)	3.1.4.2.3, 3.3 note 14	123, 227-234
Add-back of operating expenses and extravagant expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	3.4.2.2	289
Information on supplier payment terms (L. 441-14 of D. 441-6 the French Commercial Code)	3.4.2.4	290
Five-year summary of results (R. 225-102 of the French Commercial Code)	3.4.2.5	291
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	3.1.2.5.3, 3.2.2	100-101, 130
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	3.2.1, 3.3. note 19	130, 254
Main characteristics of the internal control and risk management procedures pertaining to the preparation and processing of accounting and financial information (L. 22-10-35 of the French Commercial Code)	2.2.2.1	66-67
II. Consolidated Non-Financial Statement (L. 225-102-1, L. 22-10-36 and R. 225-105 of the French Commercial Code)
Business model	1.2.1	7-9

Main risks relating to the employment-related and environmental consequences of Orange’s activities, including the risks arising from climate change and those related to the impacts of our business on respect for human rights, anti-corruption measures and tax avoidance

	2.1.4 4.6	59-61
Policies to prevent, identify and mitigate risks	2.2.2, 2.2.3, 4.6	69-87
Effectiveness of our policies and key
employment-related performance indicators	4.2	350-360
environmental performance indicators	4.4	315-349
- and community and sustainable development performance indicators	4.1, 4.3, 4.5	304-314, 361-362, 363-377, 378-379
III. Vigilance plan (L. 225-102-4 of the French Commercial Code)
Risk mapping	2.1.4, 4.6	59-61, 381
Procedures for evaluating the position of subsidiaries, subcontractors and suppliers	2.2, 4.6	86-87
Actions taken to mitigate risks and prevent abuses	2.2, 4.1.3, 4.3.6, 4.4, 4.5, 4.6	69-87
Alert mechanism	2.2.3.2.3, 4.1.2, 4.6	80-81, 361-362
Monitoring mechanism and assessment of measures taken	4.6	382-383
IV. Legal information and information related to shareholding
Employee shareholdings at the year-end (L. 225-102 of the French Commercial Code)	6.2.1	437-438
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2.1	437-438
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1.4	436-437
Dividends distributed for the last three fiscal years (243 bis of the General Tax Code)	6.3	438
Equity investment in or takeover of companies having their registered office in France (L. 233-6 of the French Commercial Code)	3.4.2.3	289
Summary of transactions by Corporate Officers on company securities (L. 621-18-2 and R. 621-43-1 of the French Monetary and Financial Code, and 223-22 A and 223-26 of the AMF General Regulation)	5.1.4.2	405-406
V. Miscellaneous
Information on loans granted to other companies (L. 511-6 and R. 511-2 1-3 of the French Monetary and Financial Code)	NA
List of company branches abroad (L. 232-1 of the French Commercial Code)	NA

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7.3.4      Corporate Governance Report of the Board of Directors

The report of the Board of Directors required by Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Universal Registration Document. It was approved by the Board of Directors of Orange SA on February 15, 2023.

The Statutory Auditors’ Report on the Board of Directors’ report on Corporate Governance is included in their report on the separate annual financial statements.

Information required by Article L. 22-10-8 et seq. of the French Commercial Code	URD
	Section	Pages
Composition of the Board of Directors	5.1.1	390-395
Directorships and offices held in any company by each of the corporate officers during the year	5.1.4.1	399-403
Application of the principle of balanced representation between women and men on the Board of Directors	5.2.1.3	407-408
Information on gender balance in the 10% most senior positions	4.5.3.2	367
Information on balanced representation between women and men on the committee assisting the General Management (Executive Committee)	4.5.3.2	367
Information on balanced representation between women and men in governing bodies	2.2.3.2.2.4	78-79
Conditions of preparation and organization of the work of the Board of Directors	5.2.1.4, 5.2.1.9	408, 414
Description of the procedure for evaluating current agreements implemented	5.2.1.10	415
Form of exercise of the General Management	5.2.2.1	415
Limits on the powers of the Chief Executive Officer	5.2.2.2	415
Reference to a Code of Corporate Governance	5.3	417
Special procedures regarding shareholder participation at Shareholders’ Meetings	6.4.3	439-440
Items relating to the compensation policy for corporate officers	5.4.1.3	428-430
Total compensation and benefits of any kind paid to each corporate officer	5.4.1.2, 5.4.2	420-427, 431-432
Difference in the compensation of corporate officers and employees	5.4.1.2	420-427

Remuneration paid or allocated, for each corporate officer, by a company included in the scope of consolidation within the meaning of Article L. 233-16 of the French Commercial Code (L. 22-10-9, I., 5° of the French Commercial Code)

	5.4.1.1, 5.4.2.2	418-420, 431-432
Factors that may have an impact in the event of a public tender or exchange offer	5.2.1.1, 6.2 , 6.1.4, 6.4	406, 407-438, 436-437, 439-440
Related party agreements and commitments	6.7	461-466
Agreements concluded between a manager or a major shareholder and a subsidiary Article L. 225-37-4, 2° of the French Commercial Code	3.3 Note 12 3.4.1 Note 7	213, 283
Summary table of delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors to increase the Company’s capital and use made of these delegations during the fiscal year (L. 225-37-4 of the French Commercial Code)	6.6	450-460

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7.3.5      Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Universal Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, together with the Group’s Social Audit Report, available on the www.orange.com website, under the heading Finance/Annual Shareholders’ Meeting.

Elements required by Article R. 225-88 of the French Commercial Code	URD
	Section	Pages
List of directors and Chief Executive Officers and offices held	5.1.1-5.1.2 5.1.4.1	390-395, 399-403
Text of draft resolutions	6.5	441-450
Report of the Board of Directors to the Shareholder’s Meeting	6.6 (also see Cross-reference Table 7.3.3)	450-460
Statutory Auditors’ Special Report on regulated agreements	6.7	461-466
Statutory Auditors’ Report on the resolutions proposed to the General Meeting	6.7	461-466
Annual financial statements	3.4
Allocation of income	6.6	450-460
Statutory Auditors’ General Report on the annual financial statements	3.5.2.2	298-302
Consolidated financial statements	3.3	131-257
Group Management Report	3.1	90-129
Corporate Governance Report of the Board of Directors	See Cross-reference Table 7.3.4
Statutory Auditors’ Report on items that could have an effect in case of public tender or exchange offer	3.5.2.2	298-302
Summary table of delegations of authority and powers concerning capital increases	6.6	450-460

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ORANGE

Date: March 29, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations